AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 2003

                               File No. 333-109688
                                File No. 811-7924
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 49

                  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          LINCOLN BENEFIT LIFE COMPANY
                               (Name of Depositor)
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
               (Complete Address of Depositor's Principal Office)

                                WILLIAM F. EMMONS
                          Lincoln Benefit Life Company
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
                                 1-800-525-9287
                (Name and Complete Address of Agent for Service)

                                    Copy to:
                           Christopher S. Petito, Esq.
                                 Jorden Burt LLP
                        1025 Thomas Jefferson Street N.W.
                                 Suite 400 East
                           Washington, D.C. 20007-0805
                            ------------------------

SECURITIES BEING OFFERED: FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933, pursuant to Section 24 of the Investment Company Act of 1940.

THE CONSULTANT SOLUTIONS VARIABLE ANNUITIES
(CLASSIC, PLUS, ELITE, SELECT)

LINCOLN BENEFIT LIFE COMPANY
STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506
MAILING ADDRESS: P.O. BOX 80469, LINCOLN, NEBRASKA 68501-0469
TELEPHONE NUMBER: 1-800-865-5237
1940 ACT FILE NUMBER: 811-07924
1933 ACT FILE NUMBER: 333-109688                   PROSPECTUS DATED ______, 2003
 -------------------------------------------------------------------------------
Lincoln Benefit Life Company ("Lincoln Benefit") is offering the following individual and group flexible premium deferred variable annuity contracts (each, a "CONTRACT"):

.. CONSULTANT SOLUTIONS CLASSIC
.. CONSULTANT SOLUTIONS PLUS
.. CONSULTANT SOLUTIONS ELITE
.. CONSULTANT SOLUTIONS SELECT

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. Not all Contracts may be available in all states or through your sales representative. Please check with your sales representative for details.

Each Contract currently offers several investment alternatives ("INVESTMENT ALTERNATIVES"). The Investment Alternatives include up to 2 fixed account options ("FIXED ACCOUNT OPTIONS"), depending on the Contract, and include 49 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Lincoln Benefit Life Variable Annuity Account ("VARIABLE ACCOUNT"). Each Variable Sub-account invests exclusively in shares of the following mutual funds ("FUNDS"):

AIM VARIABLE INSURANCE FUNDS                                  PIMCO VARIABLE INSURANCE TRUST
THE ALGER AMERICAN FUND                                       THE RYDEX VARIABLE TRUST
FIDELITY VARIABLE INSURANCE PRODUCTS                          SALOMON BROTHERS VARIABLE SERIES FUNDS INC
JANUS ASPEN SERIES                                            T. ROWE PRICE EQUITY SERIES, INC.
LSA VARIABLE SERIES TRUST                                     VAN ECK WORLDWIDE INSURANCE TRUST
MFS(R) VARIABLE INSURANCE TRUST/SM/                           VAN KAMPEN LIFE INVESTMENT TRUST
OPPENHEIMER VARIABLE ACCOUNT FUNDS                            THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
PIMCO ADVISORS VIT


Each Fund has multiple investment Portfolios ("PORTFOLIOS"). Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your sales representative for further information on the availability of the Funds and/or Portfolios. Your annuity application will list all available Portfolios.

For CONSULTANT SOLUTIONS PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract value ("CONTRACT VALUE") a credit enhancement ("CREDIT ENHANCEMENT") of up to 5% (depending on the issue age and your total purchase payments) of such purchase payment. Expenses for this Contract may be higher than a Contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

WE (Lincoln Benefit) have filed a Statement of Additional Information, dated December 24, 2003 with the Securities and Exchange Commission ("SEC"). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page ___of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.


                THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS
                IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS.
                ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

  IMPORTANT     THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
                HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS
   NOTICES      OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT
                DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS
                INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                PRINCIPAL.

                THE CONTRACTS ARE NOT FDIC INSURED.





                                  1 PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                 PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                       3
--------------------------------------------------------------------------------
  Overview of Contracts                                 4
--------------------------------------------------------------------------------
  The Contracts at a Glance                             5
--------------------------------------------------------------------------------
  How the Contracts Work                                9
--------------------------------------------------------------------------------
  Expense Tables                                        10
--------------------------------------------------------------------------------
  Financial Information                                 18
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contracts                                         18
--------------------------------------------------------------------------------
  Purchases                                             20
--------------------------------------------------------------------------------
  Contract Loans for 403(b) Contracts                   19
--------------------------------------------------------------------------------
  Contract Value                                        21
--------------------------------------------------------------------------------
  Investment Alternatives                               22
--------------------------------------------------------------------------------
     The Variable Sub-accounts                          22
--------------------------------------------------------------------------------
     The Fixed Account Options                          25
--------------------------------------------------------------------------------
     Transfers                                          28
--------------------------------------------------------------------------------
  Expenses                                              30
--------------------------------------------------------------------------------

                                 PAGE

--------------------------------------------------------------------------------
  Access to Your Money                                  34
--------------------------------------------------------------------------------
  Income Payments                                       34
--------------------------------------------------------------------------------
  Death Benefits                                        42
--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                      48
--------------------------------------------------------------------------------
  Taxes                                                 51
--------------------------------------------------------------------------------
  Annual Reports and Other Documents                    56
--------------------------------------------------------------------------------
  Experts                                               56
--------------------------------------------------------------------------------
  Performance Information                               56
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS   58
--------------------------------------------------------------------------------
APPENDIX A - CONTRACT COMPARISON CHART                  59
--------------------------------------------------------------------------------
APPENDIX B - MARKET VALUE ADJUSTMENT                    61
--------------------------------------------------------------------------------
APPENDIX C - EXAMPLE OF CALCULATION OF INCOME
PROTECTION BENEFIT                                      63
--------------------------------------------------------------------------------
APPENDIX D-WITHDRAWAL ADJUSTMENT EXAMPLE-DEATH BENEFITS 65
--------------------------------------------------------------------------------
APPENDIX E-CALCULATION OF ENHANCED EARNINGS DEATH
BENEFIT                                                 66
--------------------------------------------------------------------------------
APPENDIX F-WITHDRAWAL ADJUSTMENT EXAMPLE-ACCUMULATION
BENEFIT                                                 66
--------------------------------------------------------------------------------


                                  3 PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                 PAGE

--------------------------------------------------------------------------------
AB Factor                        __
--------------------------------------------------------------------------------
Accumulation Benefit
--------------------------------------------------------------------------------
Accumulation Benefit Option      __
--------------------------------------------------------------------------------
Accumulation Phase               9
--------------------------------------------------------------------------------
Accumulation Unit                 18
--------------------------------------------------------------------------------
Accumulation Unit Value           1
--------------------------------------------------------------------------------
Annual Increase Death Benefit Option
--------------------------------------------------------------------------------
Annuitant                        18
--------------------------------------------------------------------------------
Automatic Additions Program      20
--------------------------------------------------------------------------------
Automatic Portfolio Rebalancing Program 30
--------------------------------------------------------------------------------
Beneficiary                       __
--------------------------------------------------------------------------------
Benefit Base                     19
--------------------------------------------------------------------------------
Co-Annuitant                     19
--------------------------------------------------------------------------------
*Contract                         49
--------------------------------------------------------------------------------
Contract Anniversary             6
--------------------------------------------------------------------------------
Contract Owner ("You")            9
--------------------------------------------------------------------------------
Contract Value                    21
--------------------------------------------------------------------------------
Contract Year                     6
--------------------------------------------------------------------------------
Credit Enhancement               20
--------------------------------------------------------------------------------
Dollar Cost Averaging Program    29
--------------------------------------------------------------------------------
Due Proof of Death               42
--------------------------------------------------------------------------------
Enhanced Earnings Death Benefit Option 44
--------------------------------------------------------------------------------
Excess of Earnings Withdrawal    66
--------------------------------------------------------------------------------
Fixed Account Options            25
--------------------------------------------------------------------------------
Free Withdrawal Amount           10
--------------------------------------------------------------------------------
Funds                            1
--------------------------------------------------------------------------------
Guarantee Period Accounts        26
--------------------------------------------------------------------------------
Guarantee Options
--------------------------------------------------------------------------------
Income Plan                       35
--------------------------------------------------------------------------------
Income Protection Benefit Option 11
--------------------------------------------------------------------------------
Income Protection Diversification Requirement
--------------------------------------------------------------------------------
In-Force Earnings                44
--------------------------------------------------------------------------------

                                 PAGE

--------------------------------------------------------------------------------
In-Force Premium                 44
--------------------------------------------------------------------------------
Investment Alternatives           22
--------------------------------------------------------------------------------
IRA Contract                     6
--------------------------------------------------------------------------------
Issue Date                        18
--------------------------------------------------------------------------------
Lincoln Benefit ("We")           9
--------------------------------------------------------------------------------
Market Value Adjustment           61
--------------------------------------------------------------------------------
Maximum Anniversary Value (MAV)
Death Benefit Option             43
--------------------------------------------------------------------------------
Payout Phase                     9
--------------------------------------------------------------------------------
Payout Start Date                9
--------------------------------------------------------------------------------
Payout Withdtawal
--------------------------------------------------------------------------------
Portfolios                       49
--------------------------------------------------------------------------------
Qualified Contract               5
--------------------------------------------------------------------------------
Return of Premium ("ROP") Death Benefit 8
--------------------------------------------------------------------------------
Rider Application Date           6
--------------------------------------------------------------------------------
Rider Anniversary                __
--------------------------------------------------------------------------------
Rider Date                       39
--------------------------------------------------------------------------------
Rider Fee                        6
--------------------------------------------------------------------------------
Rider Maturity Date              __
--------------------------------------------------------------------------------
Rider Period                     __
--------------------------------------------------------------------------------
Rider Trade-In Option            __
--------------------------------------------------------------------------------
Right to Cancel                   21
--------------------------------------------------------------------------------
SEC                              1
--------------------------------------------------------------------------------
Settlement Value                  42
--------------------------------------------------------------------------------
Spousal Protection Benefit (Co-Annuitant) Option 19
--------------------------------------------------------------------------------
Standard Fixed Account Option    26
--------------------------------------------------------------------------------
Systematic Withdrawal Program     34
--------------------------------------------------------------------------------
Tax Qualified Contract           53
--------------------------------------------------------------------------------
Transfer Period Accounts         25
--------------------------------------------------------------------------------
Trial Examination Period         5
--------------------------------------------------------------------------------
Valuation Date                   20
--------------------------------------------------------------------------------
Variable Account                  48
--------------------------------------------------------------------------------
Variable Sub-account              22
--------------------------------------------------------------------------------


        * In certain states a Contract may be available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include all four Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.


                                  4 PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The CONSULTANT SOLUTIONS CLASSIC CONTRACT has a mortality and expense risk charge of 1.25%, an administrative expense charge of 0.10%*, and a withdrawal charge of up to 7% with a 7-year withdrawal charge period;

.. The CONSULTANT SOLUTIONS PLUS CONTRACT offers a Credit Enhancement of up to 5% on purchase payments, a mortality and expense risk charge of 1.45%, an administrative expense charge of 0.10%*, and a withdrawal charge of up to 8.5% with an 8-year withdrawal charge period;

.. The CONSULTANT SOLUTIONS ELITE CONTRACT has a mortality and expense risk charge of 1.60%, an administrative expense charge of 0.10%*, and a withdrawal charge of up to 7% with a 3-year withdrawal charge period; and

.. The CONSULTANT SOLUTIONS SELECT CONTRACT has a mortality and expense risk charge of 1.70%, an administrative expense charge of 0.10%*, and no withdrawal charges.

Other differences among the Contracts relate to available Fixed Account Options. For a side-by-side comparison of these differences, please refer to Appendix A of this prospectus.

* The administrative expense charge may be increased, but will never exceed 0.25%. Once your Contract is issued, we will not increase the administrative expense charge for your Contract.


                                  5 PROSPECTUS

THE CONTRACTS AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS               You can purchase the Classic Contract with as little as
                                $1,200, and each of the other Contracts with as little
                                as $10,000 ($2,000 for Qualified Contracts, which are
                                Contracts issued with a qualified plan). You can add to
                                your Contract as often and as much as you like, but
                                each subsequent payment must be at least $1,000 ($100
                                for automatic payments).

                                We reserve the right to accept a lesser initial purchase payment amount for each Contract. We may limit the cumulative amount of purchase payments to a maximum of $1,000,000 in any Contract. You must maintain a minimum Contract
                                Value of $1,000.

                                For CONSULTANT SOLUTIONS PLUS CONTRACTS, each
                                time you make a purchase payment, we will add to
                                your Contract Value a Credit Enhancement of up
                                to 5% of such purchase payment.
---------------------------------------------------------------------------------------
TRIAL EXAMINATION PERIOD        You may cancel your Contract within 20 days of receipt
                                or any longer period as your state may require ("TRIAL
                                EXAMINATION PERIOD"). Upon cancellation, we will return
                                your purchase payments adjusted, to the extent federal
                                or state law permits, to reflect the investment
                                experience of any amounts allocated to the Variable
                                Account, including the deduction of mortality and
                                expense risk charges and administrative expense
                                charges. If you cancel your Contract during the Trial
                                Examination Period, the amount we refund to you will
                                not include any Credit Enhancement. See "Trial
                                Examination Period" for details.
---------------------------------------------------------------------------------------
EXPENSES                        Each Portfolio pays expenses that you will bear
                                indirectly if you invest in a Variable
                                Sub-account. You also will bear the following
                                expenses:

                                CONSULTANT SOLUTIONS CLASSIC CONTRACTS

                                .Annual mortality and expense risk charge equal
                                  to 1.25% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 7% of
                                  purchase payments withdrawn.

                                CONSULTANT SOLUTIONS PLUS CONTRACTS

                                .Annual mortality and expense risk charge equal
                                  to 1.45% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 8.5% of
                                  purchase payments withdrawn.

                                CONSULTANT SOLUTIONS ELITE CONTRACTS

                                .Annual mortality and expense risk charge equal
                                  to 1.60% of average daily net assets.

                                .Withdrawal charges ranging from 0% to 7% of
                                  purchase payments withdrawn.

                                CONSULTANT SOLUTIONS SELECT CONTRACTS

                                .Annual mortality and expense risk charge equal
                                  to 1.70% of average daily net assets.

                                . No withdrawal charges.

                                  ALL CONTRACTS

                                .Annual administrative expense charge of 0.10%
                                  (up to 0.25% for future Contracts).
                                .
                                  Annual contract maintenance charge of $40
                                  (reduced to $30 if Contract Value is at least
                                  $2000, and waived in certain cases).

                                .If you select the MAXIMUM ANNIVERSARY VALUE
                                  (MAV) ENHANCED DEATH BENEFIT OPTION ("MAV
                                  DEATH BENEFIT OPTION") you will pay an
                                  additional mortality and expense risk charge of 0.20% (up to 0.50% for Options added in the future).

                                .If you select the ANNUAL INCREASE ENHANCED
                                  DEATH BENEFIT OPTION ("ANNUAL INCREASE DEATH
                                  BENEFIT OPTION"), you will pay an additional mortality and expense risk charge of 0.30% (up to 0.50% for options added in the future).

                                .If you select the ENHANCED EARNINGS DEATH
                                  BENEFIT OPTION you will pay an additional mortality and expense risk charge of 0.25% or 0.40% (up to 0.35% or 0.50% for Options added in the future) depending on the age of the oldest Owner, the Co-Annuitant, and/or oldest
                                  Annuitant on the date we receive the completed application or request to add the benefit, whichever is later ("RIDER APPLICATION DATE").

                                .If you select the ACCUMULATION BENEFIT OPTION
                                  you would pay an additional annual fee ("RIDER
                                  FEE") of 0.50% (up to 1.25% for Options added in the future) of the BENEFIT BASE in effect on each Contract anniversary ("CONTRACT
                                  ANNIVERSARY") during the Rider Period.

                                .If you select the INCOME PROTECTION BENEFIT
                                  OPTION you will pay an additional mortality and expense risk charge of 0.50% (up to 0.75% for Options added in the future) during the Payout Phase of your Contract.

                                .
                                  Currently there is no additional charge if you
                                  select the SPOUSAL PROTECTION BENEFIT
                                  (CO-ANNUITANT) OPTION. We reserve the right to
                                  charge a mortality and expense risk charge of
                                  up to 0.15% for this benefit. This benefit is
                                  only available for IRA CONTRACTS, which are
                                  Contracts issued with an Individual Retirement
                                  Annuity or Account ("IRA") under Section 408
                                  of the Internal Revenue Code.

                                .Transfer fee equal to 1.00% (subject to
                                  increase to up to 2.00%) of the amount
                                  transferred after the 12/th/ transfer in any Contract Year ("CONTRACT YEAR"), but not more than $25, which we measure from the date we issue your Contract or a Contract Anniversary.

                                . State premium tax (if your state imposes one)

                                . NOT ALL OPTIONS ARE AVAILABLE IN ALL STATES
INVESTMENT ALTERNATIVES         Each Contract offers several
                                investment alternatives including:

                                .up to 2 Fixed Account Options that credit interest at
                                  rates we guarantee, and

                                .49 Variable Sub-accounts investing in
                                  Portfolios offering professional money
                                  management by these investment advisers:

                                  . AIM Variable Insurance Funds

                                  . The Alger American Fund

                                  . Fidelity Variable Insurance Products

                                  . Janus Aspen Series

                                  . LSA Variable Series Trust

                                  . MFS(R) Variable Insurance Trust/SM/

                                  . Oppenheimer Variable Account Funds

                                  . PIMCO Advisors VIT

                                  . PIMCO Variable Insurance Trust

                                  . The Rydex Variable Trust

                                  . Salomon Brothers Variable Series Funds Inc

                                  . T. Rowe Price Equity Series, Inc.

                                  . Van Eck Worldwide Insurance Trust

                                  . Van Kampen Life Investment Trust

                                  . The Universal Institutional Funds, Inc.

                                Not all Fixed Account Options are available in all states or with all Contracts.

                                To find out current rates being paid on the
                                Fixed Account Option(s), or to find out how the
                                Variable Sub-accounts have performed, please
                                call us at 1-800-865-5237.
---------------------------------------------------------------------------------------
SPECIAL SERVICES                For your convenience, we offer these special services:

                                . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                                . AUTOMATIC ADDITIONS PROGRAM

                                . DOLLAR COST AVERAGING PROGRAM

                                . SYSTEMATIC WITHDRAWAL PROGRAM
---------------------------------------------------------------------------------------
INCOME PAYMENTS                 You can choose fixed income payments,
                                variable income payments, or a combination of
                                the two. You can receive your income payments in
                                one of the following ways (you may select more
                                than one income plan):

                                . life income with guaranteed number of payments

                                . joint and survivor life income with guaranteed number
                                   of payments

                                . guaranteed number of payments for a specified
                                  period

                                . life income with cash refund

                                . joint life income with cash refund

                                . life income with installment refund

                                . joint life income with installment refund

                                In addition, we offer an Income Protection
                                Benefit Option that guarantees that your variable income payments will not fall below a certain level.

DEATH BENEFITS                  If you die before the Payout Start
                                Date, we will pay a death benefit subject to the
                                conditions described in the Contract. In
                                addition to the death benefit included in your
                                Contract ("ROP DEATH BENEFIT"), the death
                                benefit options we currently offer include:

                                . MAV DEATH BENEFIT OPTION;

                                . ANNUAL INCREASE DEATH BENEFIT OPTION; and

                                . ENHANCED EARNINGS DEATH BENEFIT OPTION.
---------------------------------------------------------------------------------------
TRANSFERS                       Before the Payout Start Date, you may transfer your
                                Contract Value among the investment alternatives, with
                                certain restrictions. The minimum amount you may
                                transfer is $100 or the amount remaining in the
                                investment alternative, if less.  The minimum amount
                                that can be transferred into the Standard Fixed Account
                                or Market Value Adjusted Account Options is $500.

                                A charge may apply after the 12/th/ transfer in
                                each Contract Year.
---------------------------------------------------------------------------------------
WITHDRAWALS                     You may withdraw some or all of your Contract Value at
                                any time during the Accumulation Phase and during the
                                Payout Phase in certain cases. In general, you must
                                withdraw at least $50 at a time. Withdrawals taken
                                prior to annuitization (referred to in this prospectus
                                as the Payout Phase) are generally considered to come
                                from the earnings in the Contract first. If the
                                Contract is tax-qualified, generally all withdrawals
                                are treated as distributions of earnings. Withdrawals
                                of earnings are taxed as ordinary income and, if taken
                                prior to age 59 1/2, may be subject to an additional
                                10% federal tax penalty. A withdrawal charge and a
                                MARKET VALUE ADJUSTMENT may also apply.



                                  9 PROSPECTUS

HOW THE CONTRACTS WORK
--------------------------------------------------------------------------------

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in your Contract's investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page ___. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

LOGO

Other income payment options are also available. See "INCOME PAYMENTS."

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contracts." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-865-5237 if you have any question about how the Contracts work.


                                  10 PROSPECTUS

EXPENSE TABLES
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the prospectuses for the Portfolios.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments withdrawn)/* /

                          Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable  Charge:
-----------------------------------------------------------------------------------------------------------------------------------
Contract:                                 0                     1        2        3        4        5       6        7        8+
Consultant Solutions
 Classic                                  7%                    7%       6%       5%       4%       3%      2%       0%       0%
Consultant Solutions
 Plus                                    8.5%                   8.5%     8.5%     7.5%     6.5%     5.5%      4%     2.5%       0%
Consultant Solutions
 Elite:                                   7%                    6%       5%       0%       0%       0%      0%       0%       0%
Consultant Solutions
 Select:                                                                   None

All Contracts:
-----------------------------------------------------------------------------------------------------------------------------------
Annual Contract
 Maintenance Charge                                                        $40**
Transfer Fee                                     up to 2.00% of the amount transferred, but not more than $25***
Premium Taxes                                                  0% to 4.00% of PurchasePayment****
Net Loan Interest                                                    2.25%******
 Rate


* Each Contract Year, you may withdraw a portion of your purchase payments (and/or your earnings, in the case of Charitable Remainder Trusts) without incurring a withdrawal charge ("Free Withdrawal Amount"). See "Withdrawal Charges" for more information.

**/ /Reduced to $30 if Contract Value is not less than $2000, and waived in certain cases. See "Expenses."

*** Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently assessing a transfer fee of 1.00% of the amount transferred, however, we reserve the right to raise the transfer fee to up to 2.00% of the amount transferred. The transfer fee will never be greater than $25.

**** Some States charge premium taxes that generally range from 0 to 4%. We are responsible for paying these taxes, and will deduct them from your Contract Value. Our current practice is to not charge for these taxes until the Payout Start Date or surrender of the Contract. See "Premium Taxes" for more information.

*****The net loan interest rate represents the difference between the interest rate we charge on the loan and the interest rate that is credited to the loan amount. We are currently charging 5.25% and crediting 3%. For more information, see "Contract Loans for 403(b) Contracts." The loan interest rate is subject to change.


                                  11 PROSPECTUS

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


If you select the basic Contract without any optional benefits, your Variable Account expenses would be as follows:

                                                   Mortality and Expense Risk             Administrative
Basic Contract (without any optional benefit)               Charge                       Expense Charge*
------------------------------------------------------------------------------------------------------------------
Consultant Solutions Classic                                 1.25%                           0.10%
------------------------------------------------------------------------------------------------------------------
Consultant Solutions Plus                                    1.45%                           0.10%
------------------------------------------------------------------------------------------------------------------
Consultant Solutions Elite                                   1.60%                           0.10%
------------------------------------------------------------------------------------------------------------------
Consultant Solutions Select                                  1.70%                           0.10%
------------------------------------------------------------------------------------------------------------------
                                                        Total Variable Account
Basic Contract (without any optional benefit)              Annual Expense
--------------------------------------------------------------------------------------
Consultant Solutions Classic                                      1.35%
--------------------------------------------------------------------------------------
Consultant Solutions Plus                                         1.55%
--------------------------------------------------------------------------------------
Consultant Solutions Elite                                        1.70%
--------------------------------------------------------------------------------------
Consultant Solutions Select                                       1.80%
--------------------------------------------------------------------------------------


*We reserve the right to raise the administrative expense charge to 0.25%. However, we will not increase the charge once we issue your Contract.

Each Contract also offers optional riders that may be added to the Contract. For each optional rider you select, you would pay the following additional mortality and expense risk charge associated with each rider.

                                                   0.20% (up to 0.50% for Options added in
MAV Death Benefit Option                           the future)

                                                   0.30% (up to 0.50% for Options added in
Annual Increase Death Benefit Option               the future)

                                                   0.25% (up to 0.35% for Options added in
Enhanced Earnings Death Benefit Option (issue age  the future)
0-70)
                                                   0.40% (up to 0.50% for Options added in
Enhanced Earnings Death Benefit Option (issue age  the future)
71-79)
                                                   0.00% (up to 0.15% for Options added in
Spousal Protection Benefit (Co-Annuitant) Option   the future)

                                                   0.50% (up to 0.75% for Options added in
Income Protection Benefit Option                   the future)


If you select the Options with the highest possible combination of mortality and expense risk charges during the Accumulation Phase, your Variable Account expenses would be as follows, assuming current expenses:

Contract with the MAV Death Benefit Option,
Annual Increase Death Benefit Option, and                        Mortality and Expense                Administrative
Enhanced Earnings Death Benefit Option (issue age 71-79)             Risk Charge*                    Expense Charge*
------------------------------------------------------------------------------------------------------------------------------
Consultant Solutions Classic                                           2.15%                           0.10%
------------------------------------------------------------------------------------------------------------------------------
Consultant Solutions Plus                                              2.35%                           0.10%
------------------------------------------------------------------------------------------------------------------------------
Consultant Solutions Elite                                             2.50%                           0.10%
------------------------------------------------------------------------------------------------------------------------------
Consultant Solutions Select                                            2.60%                           0.10%
------------------------------------------------------------------------------------------------------------------------------
Contract with the MAV Death Benefit Option,
Annual Increase Death Benefit Option, and                          Total Variable Account
Enhanced Earnings Death Benefit Option (issue age 71-79)              Annual Expense
-------------------------------------------------------------------------------------------------
Consultant Solutions Classic                                              2.25%
-------------------------------------------------------------------------------------------------
Consultant Solutions Plus                                                 2.45%
-------------------------------------------------------------------------------------------------
Consultant Solutions Elite                                                2.60%
-------------------------------------------------------------------------------------------------
Consultant Solutions Select                                               2.70%
-------------------------------------------------------------------------------------------------


  *As described above the administrative expense charge and the mortality and expense charge for certain Options may be higher for future Contracts. However, we will not increase the administrative expense charge once we issue your Contract, and we will not increase the charge for an Option once we add the Option to your Contract.

ACCUMULATION BENEFIT OPTION ANNUAL FEE
(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

Accumulation Benefit Option                                            0.50%*
--------------------------------------------------------------------------------


*Up to 1.25% for Options added in the future. See "Accumulation Benefit Option" for details.

INCOME PROTECTION BENEFIT OPTION

The Contracts are also available with the Income Protection Benefit Option. See "Income Payments - Income Protection Benefit Option," below, for a description of the Option. The charge for the Income Protection Benefit Option is currently 0.50% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Benefit Option applies. The charge for the Income Protection Benefit Option applies during the Payout Phase. We reserve the right to raise the Income Protection Benefit Option charge to up to 0.75%. Once your Income Protection Benefit Option is in effect, however, we may not change the fee that applies to your Contract. See "Expenses - Mortality and Expense Risk Charge," below, for details.


                                  12 PROSPECTUS

PORTFOLIO ANNUAL EXPENSES - MINIMUM AND MAXIMUM
The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. Advisors and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios' expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio's fees and expenses appears in the second table below and in the prospectus for each Portfolio.

------------------------------------------------------------------------------------------
                                                                Minimum          Maximum
------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses/(1)/
(expenses that are deducted from Portfolio
assets,which may include management fees,
distributionand/or services (12b-1) fees, and other             0.50              7.00
expenses)
------------------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2002.


EXAMPLE 1
This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.

The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated;

.. earned a 5% annual return on your investment;

.. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period;

.. elected the MAV Death Benefit Option and the Annual Increase Death Benefit
  Option;

.. elected the Enhanced Earnings Death Benefit Option (assuming issue age 71-79);
  and

.. elected the Accumulation Benefit Option.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

                                                          Consultant Solutions Classic          Consultant Solutions Plus
                                                       1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years
------------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses       $1,635  $3,402   $4,992    $8,459   $1,822  $3,778    $5,455    $8,866
------------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual Portfolio Expenses       $  969  $1,567   $2,189    $4,037   $1,129  $1,876    $2,564    $4,356
------------------------------------------------------------------------------------------------------------------------------------


                                          Consultant Solutions Elite          Consultant Solutions Select
                                      1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual         $1,586  $3,069   $4,866    $8,618   $1,086  $3,095    $4,902    $8,663
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual         $  920  $1,247   $2,107    $4,360   $  420  $1,277    $2,155    $4,451
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------



EXAMPLE 2
This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

                                         Consultant Solutions Classic          Consultant Solutions Plus
                                      1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual         $1,040  $2,977   $4,737    $8,459   $1,100  $3,141    $4,987    $8,866
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual         $  374  $1,142   $1,934    $4,037   $  407  $1,239    $2,096    $4,356
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------


                                          Consultant Solutions Elite          Consultant Solutions Select
                                      1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years   10 Years
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual         $1,076  $3,069   $4,866    $8,618   $1,086  $3,095    $4,902    $8,663
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual         $  410  $1,247   $2,107    $4,360   $  420  $1,277    $2,155    $4,451
Portfolio Expenses
-----------------------------------------------------------------------------------------------------------------------------------




                                  13 PROSPECTUS

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE EXAMPLES REFLECT THE FREE WITHDRAWAL AMOUNTS, IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $40 EACH YEAR. THE ABOVE EXAMPLES ASSUME YOU HAVE SELECTED THE MAV DEATH BENEFIT OPTION, THE ANNUAL INCREASE DEATH BENEFIT OPTION, THE ENHANCED EARNINGS DEATH BENEFIT OPTION (ASSUMING THE OLDEST CONTRACT OWNER AND CO-ANNUITANT, OR, IF THE CONTRACT OWNER IS A NON-LIVING PERSON, THE OLDEST ANNUITANT, ARE AGE 71 OR OLDER, AND ALL ARE AGE 79 OR YOUNGER ON THE RIDER APPLICATION DATE), AND THE ACCUMULATION BENEFIT OPTION. IF ANY OR ALL OF THESE FEATURES WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.


                                  14 PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-account has a separate value for its Accumulation Units we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus. The financial statements of Lincoln Benefit and the Variable Account appear in the Statement of Additional Information.


THE CONTRACTS
--------------------------------------------------------------------------------


CONTRACT OWNER
Each CONTRACT is an agreement between you, the Contract Owner, and Lincoln Benefit, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan(s) you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner dies, or, if the Contract Owner is a non-living person, an Annuitant dies, and

.. any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die prior to the Payout Start Date, any surviving joint Contract Owner, or, if none, the Beneficiary, may exercise the rights and privileges provided to them by the Contract. If the sole surviving Contract Owner dies after the Payout Start Date, the Primary Beneficiary will receive any guaranteed income payments scheduled to continue.

If the Annuitant dies prior to the Payout Start Date and the Contract Owner is a non-living person, we will pay the death benefit to the current Contract Owner.

The Contract cannot be jointly owned by both a living and a non-living person. The CONSULTANT SOLUTIONS SELECT is not available for purchase by non-living persons. The maximum age of any Contract Owner on the date we receive the completed application for each Contract is 90.

If you select the MAV Death Benefit Option, the Annual Increase Death Benefit Option, the Enhanced Earnings Death Benefit Option, or the Spousal Protection Benefit Option, the maximum age of any Contract Owner on the Rider Application Date is currently 79.

The Contract can also be purchased as part of a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the special requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "QUALIFIED CONTRACT" to refer to a Contract issued with a qualified plan. See "TAX QUALIFIED CONTRACTS" on page ___.

Except for certain Qualified Contracts, you may change the Contract Owner at any time by written notice in a form satisfactory to us. Until we receive your written notice to change the Contract Owner, we are entitled to rely on the most recent information in our files. We will provide a change of ownership form to be signed by you and filed with us. Once we accept the change, the change will take effect as of the date you signed the request. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change the Contract Owner, you should deliver your written notice to us promptly. Each change is subject to any payment we make or other action we take before we accept it. Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.


ANNUITANT
The ANNUITANT is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plan 3). If the Contract is a Non-Qualified Contract, you also may designate a joint Annuitant, who is a second person on whose life income payments depend. Additional retrictions may apply in the case of Qualified Plans. The maximum age of the Annuitant on the date we receive the completed application for each Contract is 90.

If the Owner is a living person, the Owner may change the Annuitant before the Payout Start Date by written request in a form satisfactory to us. Once we accept a change, it takes effect on the date you signed the request.


                                  15 PROSPECTUS

Each change is subject to any payment we make or other action we take before we accept it.

If you select the MAV Death Benefit Option, Annual Increase Death Benefit Option, Enhanced Earnings Death Benefit Option, or the Spousal Protection Benefit Option, the maximum age of the Co-Annuitant on the Rider Application Date is 79.

If you select the Income Protection Benefit Option, the oldest Annuitant and joint Annuitant (if applicable) must be age 75 or younger on the Payout Start Date.

If you select an Income Plan that depends on the Annuitant or a joint Annuitant's life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.


CO-ANNUITANT
Contract Owners of IRA Contracts that meet the following conditions and that elect the Spousal Protection Benefit Option must name their spouse as a CO-ANNUITANT:

.. the individually owned Contract must be either a traditional, Roth or Simplified Employee Pension IRA;

.. both the Contract Owner and Co-Annuitant must be age 79 or younger on the Rider Application Date; and

.. the Co-Annuitant must be the sole Primary Beneficiary under the Contract.

Under the Spousal Protection Benefit Option, the Co-Annuitant will be considered to be an Annuitant during the Accumulation Phase, except the Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date and the "Death of Annuitant" provision of your Contract does not apply upon the death of the Co-Annuitant. If you are single when you purchase this Contract, and are married later, you may add the Spousal Protection Benefit Option within six months of your marriage only if you provide proof of marriage in a form satisfactory to us. You may change the Co-Annuitant to a new spouse within six months of re-marriage only if you provide proof of remarriage in a form satisfactory to us. At any time, there may only be one Co-Annuitant under your Contract. The Co-Annuitant will be considered an Owner for the purposes of determining the age or birthday of the Owners under the MAV Death Benefit Option, the Annual Increase Death Benefit Option and the Enhanced Earnings Death Benefit Option. See "Spousal Protection Benefit Option and Death of Co-Annuitant" for more information.


BENEFICIARY
You may name one or more Primary and Contingent Beneficiaries when you apply for a Contract. The Primary Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death benefit or become the new Contract Owner pursuant to the Contract if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue. A Contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the Primary Beneficiary if all named Primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries. We will provide a form to be signed by you and filed with us. Once we accept the form, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Primary or Contingent Beneficiaries when the sole surviving Contract Owner dies, the new Beneficiary will be:

.. your spouse or, if he or she is no longer living,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If more than one Beneficiary survives you, we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions in a form satisfactory to us, we will pay the death benefit in equal amounts to the surviving Beneficiaries. If there is more than one Beneficiary in a class (e.g., more than one Primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner (the Annuitant if the Contract owner is not a living person), the remaining Beneficiaries in that class will divide the deceased Beneficiary's share in proportion to the original share of the remaining Beneficiaries.

For purposes of this Contract, in determining whether a living person, including a Contract Owner, Primary


                                  16 PROSPECTUS

Beneficiary, Contingent Beneficiary, or Annuitant ("Living Person A") has survived another living person, including a Contract Owner, Primary Beneficiary, Contingent Beneficiary, or Annuitant ("Living Person B"), Living Person A must survive Living Person B by at least 24 hours. Otherwise, Living Person A will be conclusively deemed to have predeceased Living Person B.

Where there are multiple Beneficiaries, we will only value the death proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any death proceed amounts attributable to any Beneficiary which remain in the Variable Sub-accounts are subject to investment risk. If there is more than one Beneficiary taking shares of the death proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death proceeds. Each Beneficiary will exercise all rights related to his or her share of the death proceeds, including the sole right to select a death settlement option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the death settlement option chosen by the original Beneficiary.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation, trust or other non-living person, all Beneficiaries will be considered to be non-living persons.


MODIFICATION OF THE CONTRACT
Only a Lincoln Benefit officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
You may not assign an interest in this Contract as collateral or security for a loan. However, you may assign periodic income payments under this Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN PERIODIC INCOME PAYMENTS UNDER YOUR CONTRACT.


PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
The minimum initial purchase payment for Classic Contracts is $1,200 (Qualified or Non- Qualified Contracts); the minimum initial purchase payment for all other Non- Qualified Contracts is $10,000, ($2,000 for Qualified Contracts). All subsequent purchase payments under a Contract must be $1,000 or more ($100 for automatic payments). For CONSULTANT SOLUTIONS PLUS CONTRACTS, purchase payments do not include any Credit Enhancements. You may make purchase payments at any time prior to the Payout Start Date; however, additional payments may be limited in some states. Please consult with your representative for details. The total amount of purchase payments we will accept for each Contract without our prior approval is $1,000,000. We reserve the right to accept a lesser initial purchase payment amount or lesser subsequent purchase payment amounts. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of $100 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The AUTOMATIC ADDITIONS PROGRAM is not available for making purchase payments into the Dollar Cost Averaging Fixed Account Option.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-865-5237.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

For CONSULTANT SOLUTIONS SELECT CONTRACTS, the maximum amount that can be allocated during any single day to any international fund is $25,000. Please see the current list of funds affected by this restriction on page __.


                                  17 PROSPECTUS

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes for regular trading, usually 4:00 p.m. Eastern Time (3:00 p.m. Central
Time). If we receive your purchase payment after 3:00 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed for the next Valuation Date.


CREDIT ENHANCEMENT
For CONSULTANT SOLUTIONS PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment if the oldest Contract Owner, or, if the Contract Owner is a non-living person, the oldest Annuitant, is age 85 or younger on the date we receive the completed application for the Contract ("Application Date"). If the oldest Contract Owner or, if the Owner is a non-living person, the oldest Annuitant is age 86 or older and 90 or younger on the Application Date, we will add to your Contract Value a Credit Enhancement equal to 2% of the purchase payment. The thresholds apply individually to each CONSULTANT SOLUTIONS PLUS CONTRACT you own. The additional Credit Enhancements and their corresponding thresholds are as follows:

      ADDITIONAL CREDIT           CUMULATIVE PURCHASE
    ENHANCEMENT FOR LARGE       PAYMENTS LESS CUMULATIVE
          CONTRACTS             WITHDRAWALS MUST EXCEED:

0.50% of the purchase payment         $500,000

1.00% of the purchase payment        $1,000,000


If, during the first Contract Year only, the cumulative purchase payments less cumulative withdrawals exceed the thresholds, the additional credit enhancement will apply to prior purchase payments, less cumulative withdrawals, and will be added to the Contract Value as of the date of the most recent purchase payment. The additional credit enhancement will be applied only once to any given purchase payment, current or prior.

If you exercise your right to cancel the Contract during the Trial Examination Period, the amount we refund to you will not include any Credit Enhancement. See "TRIAL EXAMINATION PERIOD" below for details. The CONSULTANT SOLUTIONS PLUS CONTRACT may not be available in all states.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the most recent purchase payment. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See "Expenses." Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.

TRIAL EXAMINATION PERIOD

You may cancel your Contract by providing us with written notice within the Trial Examination Period, which is the 20 day period after you receive the Contract, or such longer period that your state may require. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

For CONSULTANT SOLUTIONS PLUS CONTRACTS, we have received regulatory relief to enable us to recover the amount of any Credit Enhancement applied to Contracts that are cancelled during the Trial Examination Period. The amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement. In states where required, we will return the amount of your purchase payments. In other states, we will return the amount of your purchase payments, reduced by the amount of any mortality and expense risk charges and administrative expense charges deducted prior to cancellation, and adjusted by any investment gain or loss associated with:

.. your Variable Account purchase payments; and

.. any portion of the Credit Enhancement assigned to the Variable Sub-accounts.


                                  18 PROSPECTUS

We reserve the right to allocate your purchase payments to the money market Variable Sub-account during the Trial Examination Period.


                                  19 PROSPECTUS

CONTRACT LOANS FOR 403(B) CONTRACTS
--------------------------------------------------------------------------------

Subject to the restrictions described below, we will make loans to the Contract Owner of a Contract used in connection with a Tax Sheltered Annuity Plan ("TSA Plan") under Section 403(b) of the Internal Revenue Code. Such loans may not be available in all states. Loans are not available under non-qualified Contracts. We will only make loans after the right to cancel period and before the Payout Start Date. All loans are subject to the terms of the Contract, the relevant qualified plan, and the Internal Revenue Code, which impose restrictions on loans.

We will not make a loan to you if the total of the requested loan and your unpaid outstanding loans will be greater than the amount available for full withdrawal, including any applicable Market Value Adjustment, under your Contract on the date of the loan. In addition, you may not borrow a loan if the total of the requested loan and all of your loans under TSA Plans with the same employer is more than the lesser of (a) or (b) where:

  (a) equals $50,000 minus the excess of the highest outstanding loan balance during the prior 12 months over the current outstanding loan balance; and

  (b) equals the greater of $10,000 or half of the amount available for full withdrawal.

The minimum loan amount is $1,000.

To request a Contract loan, write to us at the address given on the first page of the prospectus. You alone are responsible for ensuring that your loan and repayments comply with tax requirements. Loans made before the Payout Start Date are generally treated as distributions under the Contract, and may be subject to withholding and tax penalties for early distributions. Some of these requirements are stated in Section 72 of the Internal Revenue Code. Please seek advice from your plan administrator or tax advisor.

When we make a loan, we will transfer an amount equal to the loan amount from the Variable Account and/or the Fixed Account Options to the Loan Account as collateral for the loan. The Loan Account is an account established for amounts transferred from the Variable Sub-accounts or Fixed Account Options as security for an outstanding Contract loan. We will transfer to the Loan Account amounts from each Variable Sub-account in proportion to the total assets in all Variable Sub-accounts. If your loan amount is greater than your Contract Value in the Variable Sub-accounts, we will transfer the remaining required collateral from the Market Value Adjusted or Standard Fixed Account Option. If your loan amount is greater than your contract value in the Variable Sub-accounts and the Market Value Adjusted or Standard Fixed Account Option, we will transfer the remaining required collateral from the Dollar Cost Averaging Fixed Account Options.

We will not charge a Withdrawal Charge on the loan or on the transfer from the Variable Sub-accounts or any of the Fixed Account Options. We may, however, apply a Market Value Adjustment to a transfer from the Market Value Adjusted Fixed Account to the Loan Account. If we do, we will increase or decrease the amount remaining in the Market Value Adjusted Fixed Account by the amount of the Market Value Adjustment, so that the net amount transferred to the Loan Account will equal the desired loan amount. We will charge a Withdrawal Charge and apply a Market Value Adjustment, if applicable, on a distribution to repay the loan in full, in the event of loan default.

We will credit interest to the amounts in the Loan Account. The annual interest rate credited to the Loan Account will be the greater of: (a) an annual effective rate of 3%; or (b) the loan interest rate minus 2.25%. The value of the amounts in the Loan Account are not affected by the changes in the value of the Variable Sub-accounts.

When you take out a loan, we will set the loan interest rate. That rate will apply to your loan until it is repaid. From time to time, we may change the loan interest rate applicable to new loans. We also reserve the right to change the terms of new loans.

We will subtract the outstanding Contract loan balance, including accrued but unpaid interest, from:

  (1) the Death Proceeds;

  (2) full withdrawal proceeds;

  (3) the amount available for partial withdrawal; and

  (4) the amount applied on the Payout Start Date to provide income payments.

If a New Owner elects to continue the Contract under Death of Owner Option D, the new Contract Value will be reduced by the amount of the loan outstanding plus accrued interest and the loan will be canceled.

Usually you must repay a Contract loan within five years of the date the loan is made. Scheduled payments must be level, amortized over the repayment period, and made at least quarterly. We may permit a repayment period of 15 or 30 years if the loan proceeds are used to acquire your principal residence. We may also permit other repayment periods.

You must mark your loan repayments as such. We will assume that any payment received from you is a Purchase Payment, unless you tell us otherwise. Generally, loan payments are allocated to the Variable Sub-account(s) in the proportion that you have selected for your most recent Purchase Payment. Allocations of loan payments are not permitted to the Fixed Accounts (Standard Fixed Account, Market Value Adjusted Account, and Dollar Cost Averaging Fixed Account Option). If your Purchase


                                  20 PROSPECTUS

Payment allocation includes any of the Fixed Accounts, the percentages allocated to the Fixed Accounts will be allocated instead to the PIMCO Money Market Sub-account.

If you do not make a loan payment when due, we will continue to charge interest on your loan. We also will declare the entire loan in default. We will subtract the defaulted loan balance plus accrued interest from any future distribution under the Contract and keep it in payment of your loan. Any defaulted amount plus interest will be treated as a distribution for tax purposes (as permitted by law). As a result, you may be required to pay taxes on the defaulted amount and incur the early withdrawal tax penalty. Until we are permitted by law to extinguish a defaulted loan, we will continue to charge interest and add unpaid interest to your outstanding loan balance.

If the total loan balance exceeds the amount available for full withdrawal, we will mail written notice to your last known address. The notice will state the amount needed to maintain the Contract in force. If we do not receive payment of this amount within 31 days after we mail this notice, we will terminate your Contract.

We may defer making any loan for 6 months after you ask us for a loan, unless the loan is to pay a premium to us.


CONTRACT VALUE
--------------------------------------------------------------------------------

On the Issue Date, the CONTRACT VALUE is equal to your initial purchase payment (for CONSULTANT SOLUTIONS PLUS CONTRACTS, your initial purchase payment plus the Credit Enhancement).

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-account by (ii) the Accumulation Unit Value of that Variable Sub-account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-account when the Accumulation Unit Value for the Sub-account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-account to your Contract. For CONSULTANT SOLUTIONS PLUS CONTRACTS, we would credit your Contract additional Accumulation Units of the Variable Sub-account to reflect the Credit Enhancement paid on your purchase payment. See "Credit Enhancement." Withdrawals and transfers from a Variable Sub-account would, of course, reduce the number of Accumulation Units of that Sub-account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-account for each Contract will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine any applicable withdrawal charges, Rider Fees (if applicable), transfer fees, and contract maintenance charges separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Values, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-account for each Contract on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of each optional benefit, or available combination thereof, offered under the Contract.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.


ACCUMULATION BENEFIT OPTION
We offer the ACCUMULATION BENEFIT OPTION, which is available for an additional fee. The Accumulation Benefit Option guarantees a minimum Contract Value on the "RIDER MATURITY DATE." The Rider Maturity Date is determined by the length of the Rider Period which you select. The Option provides no minimum Contract Value if the Option terminates before the Rider Maturity Date. See "Termination of the Accumulation Benefit Option" below for details on termination.

The Accumulation Benefit Option is available at issue of the Contract, subject to availability and issue requirements. Currently, you may have only one Accumulation Benefit Option in effect on your Contract at one time. The Accumulation Benefit Option has no maximum issue age, however the Rider Maturity Date must occur before the latest Payout Start Date, which is the later of the youngest Annuitant's 99th birthday or the 10th Contract Anniversary. Once added to your Contract, the Accumulation Benefit Option may be


                                  21 PROSPECTUS
cancelled at any time on or after the 5th Rider Anniversary by:

.. notifying us in writing in a form satisfactory to us; or

.. changing your investment allocations or making other changes so that that the allocation of investment alternatives no longer adheres to the investment requirements for the Accumulation Benefit Option. For more information regarding investment requirements for this Option, see the "Investment Requirements" section below.

The "RIDER ANNIVERSARY" is the anniversary of the Rider Date. We reserve the right to extend the date on which the Accumulation Benefit Option may be cancelled to up to the 10th Rider Anniversary at any time in our sole discretion. Any change we make will not apply to a Accumulation Benefit Option that was added to your Contract prior to the implementation date of the change.

When you add the Accumulation Benefit Option to your Contract, you must select a Rider Period and a Guarantee Option. The Rider Period and Guarantee Option you select determine the AB Factor, which is used to determine the Accumulation Benefit, described below. The "RIDER PERIOD" begins on the Rider Date and ends on the Rider Maturity Date. The "RIDER DATE" is the date the Accumulation Benefit Option was made a part of your Contract. We currently offer Rider Periods ranging from 8 to 20 years depending on the Guarantee Option you select.
 You may select any Rider Period from among those we currently offer, provided the Rider Maturity Date occurs prior to the latest Payout Start Date. We reserve the right to offer additional Rider Periods in the future, and to discontinue offering any of the Rider Periods at any time. We currently offer two "GUARANTEE OPTIONS," Guarantee Option 1 and Guarantee Option 2. The Guarantee Option you select has specific investment requirements, which are described in the "Investment Requirements" section below. We reserve the right to offer additional Guarantee Options in the future, and to discontinue offering any of the Guarantee Options at any time. After the Rider Date, the Rider Period and Guarantee Option may not be changed.

The Accumulation Benefit Option may not be available in all states. We may discontinue offering the Accumulation Benefit Option at any time to new Contract Owners.

ACCUMULATION BENEFIT.

On the Rider Maturity Date, if the Accumulation Benefit is greater than the Contract Value, the Contract Value will be increased to equal the Accumulation Benefit. The excess amount of any such increase will be allocated to the money market Variable Sub-account. You may transfer the excess amount out of the money market Variable Sub-account and into another investment alternative at any time thereafter. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee. Prior to the Rider Maturity Date, the Accumulation Benefit will not be available as a Contract Value, Settlement Value, or Death Proceeds. Additionally, we will not pay an Accumulation Benefit if the Accumulation Benefit Option is terminated for any reason prior to the Rider Maturity Date. After the Rider Maturity Date, the Accumulation Benefit Option provides no additional benefit.

The "ACCUMULATION BENEFIT" is equal to the Benefit Base multiplied by the AB Factor. The "AB FACTOR" is determined by the Rider Period and Guarantee Option you selected as of the Rider Date. The following table shows the AB Factors available for the Rider Periods and Guarantee Options we currently offer.

                AB FACTORS
  RIDER PERIOD      GUARANTEE     GUARANTEE
(NUMBER OF YEARS)   OPTION 1      OPTION 2
---------------------------------------------
        8            100.0%           NA
---------------------------------------------
        9            112.5%           NA
---------------------------------------------
       10            125.0%        100.0%
---------------------------------------------
       11            137.5%        110.0%
---------------------------------------------
       12            150.0%        120.0%
---------------------------------------------
       13            162.5%        130.0%
---------------------------------------------
       14            175.0%        140.0%
---------------------------------------------
       15            187.5%        150.0%
---------------------------------------------
       16            200.0%        160.0%
---------------------------------------------
       17            212.5%        170.0%
---------------------------------------------
       18            225.0%        180.0%
---------------------------------------------
       19            237.5%        190.0%
---------------------------------------------
       20            250.0%        200.0%
---------------------------------------------


The following examples illustrate the Accumulation Benefit calculations under Guarantee Options 1 and 2 on the Rider Maturity Date. For the purpose of illustrating the Accumulation Benefit calculation, the examples assume the Benefit Base is the same on the Rider Date and the Rider Maturity Date.

Example 1: Guarantee Option 1

Guarantee Option:                            1
Rider Period:                                15
AB Factor:                                 187.5%
Rider Date:                                1/1/04
Rider Maturity Date:                       1/1/19
Benefit Base on Rider Date:               $50,000
Benefit Base on Rider Maturity Date:      $50,000

On the Rider Maturity Date (1/1/19):


Accumulation Benefit  =    Benefit Base on Rider Maturity Date * AB
                            Factor
                      =    $50,000 * 187.5%
                      =    $93,750




                                  22 PROSPECTUS

Example 2: Guarantee Option 2

Guarantee Option:                            2
Rider Period:                                15
AB Factor:                                 150.0%
Rider Date:                                1/1/04
Rider Maturity Date:                       1/1/19
Benefit Base on Rider Date:               $50,000
Benefit Base on Rider Maturity Date:      $50,000

On the Rider Maturity Date (1/1/19):


Accumulation Benefit  =    Benefit Base on Rider Maturity Date * AB
                            Factor
                      =    $50,000 * 150.0%
                      =    $75,000


Guarantee Option 1 requires you to maintain a more conservative investment allocation, but offers a higher AB Factor. Guarantee Option 2 requires you to maintain a more moderate investment allocation, but offers a lower AB Factor.
 See "Investment Requirements" below for more information.

BENEFIT BASE.

The Benefit Base is used solely for purposes of determining the Rider Fee and the Accumulation Benefit. The Benefit Base is not available as a Contract Value, Settlement Value, or Death Proceeds. On the Rider Date, the "BENEFIT BASE" is equal to the Contract Value. After the Rider Date, the Benefit Base will be recalculated for purchase payments and withdrawals as follows:

.. The Benefit Base will be increased by purchase payments (and Credit
  Enhancements for CONSULTANT SOLUTIONS PLUS Contracts) made prior to or on the first Contract Anniversary following the Rider Date. Subject to the terms and conditions of your Contract, you may add purchase payments after this date, but they will not be included in the calculation of the Benefit Base.
   Therefore, if you plan to make purchase payments after the first Contract Anniversary following the Rider Date, you should consider carefully whether this Option is appropriate for your needs.

.. The Benefit Base will be decreased by a Withdrawal Adjustment for each withdrawal you make. The Withdrawal Adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

  (a) = the withdrawal amount;

  (b) = the Contract Value immediately prior to the withdrawal; and

  (c) = the Benefit Base immediately prior to the withdrawal.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge also may apply. See Appendix F for numerical examples that illustrate how the Withdrawal Adjustment is applied.

The Benefit Base will never be less than zero.

INVESTMENT REQUIREMENTS.

If you add the Accumulation Benefit Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest during the Rider Period. The specific requirements will depend on the Guarantee Option you select, and are described below in more detail. These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-accounts, and restrictions on transfers to or from certain investment alternatives.

We may also require that you use the Automatic Portfolio Rebalancing Program. We may change the specific requirements that are applicable to a Guarantee
Option at any time in our sole discretion. Any changes we make will not apply to a Accumulation Benefit Option that was made part of your Contract prior to the implementation date of the change, except for changes made due to a change in Variable Sub-accounts available under the Contract. This restriction does not apply to a new Accumulation Benefit Option elected pursuant to the Rider Trade-In Option.

If you have an outstanding loan balance, you may not elect the Accumulation Benefit Option until the outstanding balance has been repaid. If you elect the Accumulation Benefit Option, we will not make a policy loan to you until the Accumulation Benefit Option matures or is cancelled.

When you add the Accumulation Benefit Option to your Contract, you must allocate your entire Contract Value as follows:

1) to a model portfolio option ("Model Portfolio Option") available with the Guarantee Option you selected, as defined below; or

2) to the DCA Fixed Account Option and then transfer all purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS Contracts) and interest according to a Model Portfolio Option available with the Guarantee Option you selected; or

3) to a combination of (1) and (2) above.

For (2) and (3) above, the requirements for the DCA Fixed Account Option must be met. See the "Dollar Cost Averaging Fixed Account Option" section of this prospectus for more information.


                                  23 PROSPECTUS

On the Rider Date, you must select only one of the Model Portfolio Options in which to allocate your Contract Value. We currently offer one Model Portfolio Option with each of the available Guarantee Options; however, we may add Model Portfolio Options in the future.

The following table summarizes the Model Portfolio Options available for use with each Guarantee Period under the Accumulation Benefit Option:

                      GUARANTEE OPTION 1                              GUARANTEE OPTION 2
---------------------------------------------------------------------------------------------
                * Model Portfolio Option 1                        * Model Portfolio Option 2
---------------------------------------------------------------------------------------------


You may not allocate any of your Contract Value to the Standard Fixed Account Option or to the MVA Fixed Account Option. You must transfer any portion of your Contract Value that is allocated to the Standard Fixed Account Option or to the MVA Fixed Account Option to the Variable Sub-accounts prior to adding the Accumulation Benefit Option to your Contract. Transfers from the MVA Fixed Account Option may be subject to a Market Value Adjustment. You may allocate any portion of your purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) to the DCA Fixed Account Option on the Rider Date, provided the DCA Fixed Account Option is available with your Contract and in your state. See the "Dollar Cost Averaging Fixed Account Option" section of this prospectus for more information.

Any subsequent purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made to your Contract will be allocated to the Variable Sub-accounts according to the percentage allocations for your Model Portfolio Option, unless you request that the purchase payment (and Credit Enhancement for CONSULTANT SOLUTIONS PLUS CONTRACTS) be allocated to the DCA Fixed Account Option. Purchase payments allocated to the DCA Fixed Account Option must be $500 or more. Any withdrawals you request will reduce each of the investment alternatives on a pro rata basis in the proportion that your value in each bears to your total value in all Variable Sub-accounts, unless you request otherwise.

Each calendar quarter, we will use the Automatic Portfolio Rebalancing Program to automatically rebalance your Contract Value in each Variable Sub-account and return it to the percentage allocations for your Model Portfolio Option, using the percentage allocations as of your most recent instructions.

MODEL PORTFOLIO OPTIONS 1 AND 2.

If you choose Model Portfolio Option 1 under Guarantee Option 1 or Model Portfolio Option 2 under Guarantee Option 2, you must allocate a certain percentage of your Contract Value into each of four asset categories. You may choose the Variable Sub-accounts in which you want to invest, provided you maintain the percentage allocation requirements for each category. You may also make transfers among the Variable Sub-accounts within each category at any time, provided you maintain the percentage allocation requirements for each category.
 However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The following table describes the percentage allocation requirements for Model Portfolio Options 1 and 2 and Variable Sub-accounts available under each category:

                       MODEL PORTFOLIO OPTION 1                               MODEL PORTFOLIO OPTION 2
------------------------------------------------------------------------------------------------------------
                            20% Category A                                         10% Category A
                            50% Category B                                         20% Category B
                            30% Category C                                         50% Category C
                            0% Category D                                          20% Category D
------------------------------------------------------------------------------------------------------------
CATEGORY A                                                              CATEGORY D
PIMCO MONEY MARKET PORTFOLIO                                            Fidelity VIP Overseas Portfolio
                                                                        Janus Aspen Series International
CATEGORY B                                                               Value Portfolio
Fidelity VIP Investment Grade Bond Portfolio                            Oppenheimer Global Securities
PIMCO Foreign Bond Portfolio                                             Fund/VA
PIMCO Real Return Portfolio                                             AIM V.I. Premier Equity Fund
PIMCO Total Return Portfolio                                            Alger American Growth Portfolio
"Van Kampen LIT Govermnemt Portfolio                                    Fidelity VIP Growth Portfolio
MFS High Income Series                                                  T. Rowe Price Blue Chip Growth
Salomon Brothers Variable High Yield Fund                                Portfolio
"Van Kampen UIF U.S. Real Estate Portfolio                              "Van Kampen UIF Equity Growth
                                                                         Portfolio
CATEGORY C                                                              AIM V.I. Capital Appreciation Fund
Fidelity VIP Asset Manager/SM/ Portfolio                                Alger American MidCap Growth
Janus Aspen Series Balanced Portfolio                                    Portfolio
LSA Balanced Fund                                                       Janus Aspen Series Capital
MFS Total Return Series                                                  Appreciation Portfolio
Janus Aspen Series Risk-Managed Large Cap Core Portfolio                MFS Investors Growth Stock Series
AIM V.I. Basic Value Fund                                               "Van Kampen LIT Aggressive Growth
Fidelity VIP Equity-Income Portfolio                                     Portfolio
MFS Investors Trust Series                                              Alger American Leveraged AllCap
MFS Value Series                                                         Portfolio
PEA Renaissance Portfolio                                               Fidelity VIP ContrafundR Portfolio
Salomon Brothers Variable Investors Fund                                Salomon Brothers Variable All Cap
T. Rowe Price Equity Income Portfolio                                    Fund
Van Kampen LIT Growth and Income Portfolio                              MFS New Discovery Series
AIM V.I. Mid Cap Core Equity Fund                                       NFJ Small Cap Value Portfolio
Janus Aspen Series Mid Cap Value Portfolio                              Oppenheimer Main Street Small Cap
Van Eck Worldwide Absolute Return Fund                                   Fund/VA
                                                                        AIM V.I. Dent Demographic Trends
                                                                            Fund
                                                                        PEA Science and Technology Portfolio
                                                                        Rydex Sector Rotation Fund
                                                                        Van Eck Worldwide Emerging Markets
                                                                            Fund
                                                                        Van Eck Worldwide Hard Assets Fund
------------------------------------------------------------------------------------------------------------


CANCELLATION OF THE ACCUMULATION BENEFIT OPTION.


                                  24 PROSPECTUS

You may not cancel the Accumulation Benefit Option or make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option prior to the 5th Rider Anniversary.

On or after the 5th Rider Anniversary, we will cancel the Accumulation Benefit Option if you make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option. We will not cancel the Accumulation Benefit Option or make any changes to your investment allocations or to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option until we receive notice from you that you wish to cancel the Accumulation Benefit Option. No Accumulation Benefit will be paid if you cancel the Option prior to the Rider Maturity Date.

DEATH OF OWNER OR ANNUITANT.

If the Contract Owner dies before the Rider Maturity Date and the Contract is continued under Option D of the Death of Owner provision of your Contract, then the Accumulation Benefit Option will continue, unless the new Contract Owner elects to cancel this Option. If the Accumulation Benefit Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D, then the Accumulation Benefit Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.

If an Annuitant dies before the Payout Start Date, and the Contract is continued under Category 1 of the Death of Annuitant provision of the Contract, the Accumulation Benefit Option will remain in effect until terminated. If the Contract is not continued under Category 1, then the Accumulation Benefit Option will terminate on the date we receive a complete request for settlement of the Death Proceeds.

RIDER TRADE-IN OPTION.

We offer a "Rider Trade-In Option" that allows you to cancel your Accumulation Benefit Option and immediately add a new Accumulation Benefit Option ("NEW OPTION"), provided all of the following conditions are met:

.. The trade-in must occur on or after the 5th Rider Anniversary and prior to the Rider Maturity Date.

.. The New Option will be made a part of your Contract on the date the existing
  Accumulation Benefit Option is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

.. The New Option must be a Accumulation Benefit Option that we make available for use with the Rider Trade-In Option.

.. The issue requirements and terms and conditions of the New Option must be met as of the date the New Option is made a part of your Contract.

For example, if you trade-in your Accumulation Benefit Option:

.. the new Rider Fee will be based on the Rider Fee percentage applicable to a new Accumulation Benefit Option at the time of trade-in;

.. the Benefit Base for the New Option will be based on the Contract Value as of the new Rider Date;

.. the AB Factor will be determined by the Rider Periods and Guarantee Options available with the New Option;

.. the Model Portfolio Options will be determined by the Model Portfolio Options offered with the Guarantee Options available with the New Option;

.. any waiting period for canceling the New Option will start again on the new
  Rider Date;

.. any waiting period for exercising the Rider Trade-In Option will start again on the new Rider Date; and

.. the terms and conditions of the Rider Trade-In Option will be according to the requirements of the New Option.

You should consult with your sales representative before trading in your Accumulation Benefit Option.

TERMINATION OF THE ACCUMULATION BENEFIT OPTION.

The Accumulation Benefit Option will terminate on the earliest of the following to occur:

.. on the Rider Maturity Date;

.. on the Payout Start Date;

.. on the date your Contract is terminated;

.. on the date the Option is cancelled;

.. on the date we receive a Complete Request for Settlement of the Death
  Proceeds; or

.. on the date the Option is replaced with a New Option under the Rider Trade-In
  Option.

We will not pay an Accumulation Benefit if the Accumulation Benefit Option is terminated for any reason prior to the Rider Maturity Date.


                                  25 PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 49 Variable Sub-accounts. Each Variable Sub-account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with each Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-accounts.


Portfolio               Investment Objective           Investment Adviser
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
-------------------------------------------------------------------------------
AIM V.I. Basic Value    Long-term growth of capital
 Fund - Series II
-------------------------------------------------------
AIM V.I. Capital        Growth of capital
 Appreciation Fund -
 Series II
------------------------------------------------------- A I M ADVISORS, INC.
AIM V.I. Dent           Long-term growth of capital
 Demographic Trends
 Fund - Series II
-------------------------------------------------------
AIM V.I. Mid Cap Core   Long-term growth of capital
 Equity Fund - Series
 II
-------------------------------------------------------
AIM V.I. Premier        Long-term growth of capital
 Equity Fund - Series    with income as a secondary
 II                      objective.
-------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
-------------------------------------------------------------------------------
Alger American Growth   Long-term capital
 Portfolio - Class S     appreciation
-------------------------------------------------------FRED ALGER MANAGEMENT,
Alger American          Long-term capital              INC.
 Leveraged AllCap        appreciation
 Portfolio - Class S
-------------------------------------------------------
Alger American MidCap   Long-term capital
 Growth Portfolio -      appreciation
 Class S
-------------------------------------------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
-------------------------------------------------------------------------------
Fidelity VIP Asset      High total return with
ManagerSM Portfolio -   reduced risk over the long
Service Class 2         term by allocating its
                         assets among stocks, bonds,
                           and short-term instruments
-------------------------------------------------------
Fidelity VIP            Long-term capital
 ContrafundR Portfolio   appreciation
 - Service Class 2
-------------------------------------------------------FIDELITY MANAGEMENT &
Fidelity VIP            Reasonable income              RESEARCH COMPANY
 Equity-Income
 Portfolio - Service
 Class 2
-------------------------------------------------------
Fidelity VIP Growth     Capital appreciation
 Portfolio - Service
 Class 2
-------------------------------------------------------
Fidelity VIP            As high a level of current
 Investment Grade Bond   income as is consistent with
 Portfolio - Service     the preservation of capital
 Class 2
-------------------------------------------------------
Fidelity VIP Overseas   Long-term growth of capital
 Portfolio - Service
 Class 2
-------------------------------------------------------------------------------
JANUS ASPEN SERIES
-------------------------------------------------------------------------------
Janus Aspen Series      Long-term capital growth
 Balanced Portfolio:     consistent with preservation
 Service Shares          of capital and balanced by
                         current income
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Capital Appreciation
 Portfolio:Service
 Shares
-------------------------------------------------------JANUS CAPITAL MANAGEMENT
Janus Aspen Series      Long-term growth of capital    LLC
 International Value
 Portfolio: Service
 Shares
-------------------------------------------------------
Janus Aspen Series Mid  Capital appreciation
 Cap Value
 Portfolio:Service
 Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Risk-Managed Large
 Cap Core
 Portfolio:Service
 Shares
-------------------------------------------------------------------------------
LSA VARIABLE SERIES TRUST
-------------------------------------------------------------------------------
LSA Balanced Fund       Seeks growth of capital, with
                         investment income as a        LSA ASSET MANAGEMENT LLC
                         secondary objective, by
                         investing in a mix of equity
                         and debt securities.
-------------------------------------------------------------------------------
MFS(R) VARIABLE INSURANCE TRUST/SM/
-------------------------------------------------------------------------------
MFS High Income Series  High current income by
 - Service Class         investing primarily in a
                         professionally managed
                         diversified portfolio of
                         fixed income securities,
                         some of which may involve
                         equity features
-------------------------------------------------------
MFS Investors Growth    Long-term growth of capital
 Stock Series -          and future income rather
 Service Class           than current income
-------------------------------------------------------
MFS Investors Trust     Long-term growth of capital    MFS(TM) INVESTMENT
 Series - Service        and secondarily to provide    MANAGEMENT
 Class                   reasonable current income
-------------------------------------------------------
MFS New Discovery       Capital appreciation
 Series - Service
 Class
-------------------------------------------------------
MFS Total Return        Above average income
 Series - Service        (compared to a portfolio
 Class                   invested entirely in equity
                         securities) consistent with
                            the prudent employment of
                           capital and secondarily to
                              provide a reasonable
                         opportunity for growth of
                         capital and income.
-------------------------------------------------------
MFS Value Series -      Capital appreciation and
 Service Class           reasonable income
-------------------------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS
-------------------------------------------------------------------------------
Oppenheimer Global      Long-term capital
 Securities Fund/VA -    appreciation
 Service Shares                                        OPPENHEIMERFUNDS, INC.
-------------------------------------------------------
Oppenheimer Main        Capital appreciation
 Street Small Cap
 Fund/ VA - Service
 Shares
-------------------------------------------------------------------------------
PIMCO ADVISORS VIT (FORMERLY OCC ACCUMULATION TRUST)
-------------------------------------------------------------------------------
NFJ Small Cap Value     Long-term capital
 Portfolio               appreciation
-------------------------------------------------------OPCAP ADVISORS LLC
PEA Renaissance         Long-term capital
 Portfolio               appreciation and income
-------------------------------------------------------
PEA Science and         Capital appreciation
 Technology Portfolio
-------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------------------------------------
PIMCO Foreign Bond      Maximum total return,
 Portfolio -             consistent with preservation
 Administrative Shares   of capital and prudent
                         investment management
-------------------------------------------------------
PIMCO Money Market      Maximum current income,
 Portfolio -             consistent with preservation  PACIFIC INVESTMENT
 Administrative Shares   of capital and daily          MANAGEMENT COMPANY LLC
                         liquidity
-------------------------------------------------------
PIMCO Real Return       Maximum real return,
 Portfolio -             consistent with preservation
 Administrative Shares   of real capital and prudent
                         investment management
-------------------------------------------------------
PIMCO Total Return      Maximum total return,
 Portfolio -             consistent with preservation
 Administrative Shares   of capital and prudent
                         investment management
-------------------------------------------------------------------------------
RYDEX VARIABLE TRUST
-------------------------------------------------------------------------------
Rydex Sector Rotation   Long-term capital              RYDEX GLOBAL ADVISORS
 Fund                    appreciation
-------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS INC
-------------------------------------------------------------------------------
Salomon Brothers        Capital appreciation
 Variable All Cap Fund
 - Class II
-------------------------------------------------------SALOMON BROTHERS ASSET
Salomon Brothers Maximum total return, MANAGEMENT, INC.
 Variable High Yield     consistent with preservation
 Fund - Class II         of capital
-------------------------------------------------------
Salomon Brothers        Long-term growth of capital
 Variable Investors      with current income as a
 Fund - Class II         secondary objective
-------------------------------------------------------------------------------
T. ROWE PRICE EQUITY SERIES, INC.
-------------------------------------------------------------------------------
T. Rowe Price Equity     Substantial dividend income
 Income Portfolio - II   and long-term capital growth  T. ROWE PRICE ASSOCIATE,
-------------------------------------------------------INC.
T. Rowe Price Blue       Long-term capital growth
 Chip Growth Portfolio
 - II
-------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
-------------------------------------------------------------------------------
Van Eck Worldwide       Long-term capital
 Emerging Markets Fund   appreciation
-------------------------------------------------------
Van Eck Worldwide       Consistent absolute            VAN ECK ASSOCIATES
 Absolute Return Fund    (positive) returns in         CORPORATION
                         various market cycles
-------------------------------------------------------
Van Eck Worldwide Hard  Long-term capital
 Assets Fund             appreciation by investing
                         primarily in "hard asset
                         securities" with income an a
                         secondary consideration
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
-------------------------------------------------------------------------------
Van Kampen LIT          Capital Growth
 Aggressive Growth
 Portfolio, Class II
-------------------------------------------------------VAN KAMPEN ASSET
Van Kampen LIT          High current return            MANAGEMENT, INC
 Government Portfolio,   consistent with preservation
 Class II                of capital
-------------------------------------------------------
Van Kampen LIT Growth   Long-term growth of capital
 and Income Portfolio,   and income
 Class II
-------------------------------------------------------------------------------
Van Kampen UIF Equity   Long-term capital
 Growth Portfolio,       appreciation
 Class II                                              VAN KAMPEN*
-------------------------------------------------------
Van Kampen UIF U.S.     Above average current income
 Real Estate             and long-term capital
 Portfolio, Class II     appreciation
-------------------------------------------------------------------------------



                                  27 PROSPECTUS

* Morgan Stanley Investment Management, Inc., the investment advisor to the Van Kampen UIF Portfolios, does business in certain instances as Van Kampen.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.


                                  28 PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) to the FIXED ACCOUNT OPTIONS. The Fixed Account Options we offer include the DOLLAR COST AVERAGING FIXED ACCOUNT OPTION, the STANDARD FIXED ACCOUNT OPTION, and the MARKET VALUE ADJUSTED FIXED ACCOUNT OPTION. We may offer additional Fixed Account Options in the future. Some Options are not available in all states. In addition, Lincoln Benefit may limit the availability of some Fixed Account Options. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTION
The Dollar Cost Averaging Fixed Account Option ("DCA Fixed Account Option") is one of the investment alternatives that you can use to establish a Dollar Cost Averaging Program, as described on page __.

This option allows you to allocate purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) to the Fixed Account that will then automatically be transferred, along with interest, in equal monthly installments to the investment alternatives that you have selected. In the future, we may offer other installment frequencies in our discretion. Each purchase payment allocated to the DCA Fixed Account Option must be at least $500.

At the time you allocate a purchase payment to the DCA Fixed Account Option, you must specify the term length over which the transfers are to take place. We use the term "TRANSFER PERIOD ACCOUNT" to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. You establish a new Transfer Period Account each time you allocate a purchase payment to the DCA Fixed Account Option. We currently offer term lengths from which you may select for your Transfer Period Account(s), ranging from 3 to 12 months. We may modify or eliminate the term lengths we offer in the future.
 Refer to Appendix A for more information.

Your purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) will earn interest while in the DCA Fixed Account Option at the interest rate in effect at the time of the allocation, depending on the term length chosen for the Transfer Period Account and the type of Contract you have.
 The interest rates may also differ from those available for other Fixed Account Options. In no event will the interest rate be less than 3% per year.

You must transfer all of your money, plus accumulated interest, out of a Transfer Period Account to other investment alternatives in equal monthly installments during the term of the Transfer Period Account. We reserve the right to restrict the investment alternatives available for transfers from any Transfer Period Account. The first transfer will occur on the 25th day after you establish a Transfer Period Account and monthly thereafter. If we do not receive an allocation instruction from you when we receive the purchase payment, we will transfer each installment to the money market Variable Sub-account until we receive a different allocation instruction. At the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the money market Variable Sub-account unless you request a different investment alternative. Transferring Contract Value to the money market Variable Sub-account in this manner may not be consistent with the theory of dollar cost averaging described on page __.

If you discontinue the DCA Fixed Account Option before the expiration of a Transfer Period Account, we will transfer any remaining amount in the Transfer Period Account to the money market Variable Sub-account unless you request a different investment alternative.

If you have an Accumulation Benefit Rider, at the expiration of a Transfer Period Account or if you discontinue the DCA Fixed Account Option any amounts remaining in the Transfer Period Account will be transferred according to a Model Portfolio Option available with the Guarantee Option you selected.

You may not transfer money into the DCA Fixed Account Option or add to an existing Transfer Period Account. You may not use the Automatic Additions Program to allocate purchase payments to the DCA Fixed Account Option.

The DCA Fixed Account Option currently is not available if you have selected the CONSULTANT SOLUTIONS SELECT CONTRACT.

The DCA Fixed Account Option may not be available in your state. Please check with your representative for availability.


STANDARD FIXED ACCOUNT OPTION
If you have selected the CONSULTANT SOLUTIONS CLASSIC CONTRACT, you may allocate purchase payments or transfer amounts into the Standard Fixed Account Option.
 Each such allocation establishes a "GUARANTEE PERIOD ACCOUNT" within the Standard Fixed Account Option ("Standard Fixed Guarantee Period Account"), which is defined by the date of the allocation. You may not allocate a purchase payment or transfer to any


                                  29 PROSPECTUS
existing Guarantee Period Account. Each purchase payment or transfer allocated to a Standard Fixed Guarantee Period Account must be at least $500.

The Standard Fixed Account Option is not available in all states.

At the time you allocate a purchase payment or transfer amount to the Standard Fixed Account Option, you must select the Guarantee Period for that allocation from among the available Standard Fixed Guarantee Periods. We currently offer Standard Fixed Guarantee Periods of 1 year in length for CONSULTANT SOLUTIONS CLASSIC. For CONSULTANT SOLUTIONS PLUS, SELECT and ELITE CONTRACTS, we currently are not offering the Standard Fixed Account Option. Refer to Appendix A for more information. We may offer other Guarantee Periods in the future. If you allocate a purchase payment to the Standard Fixed Account Option, but do not select a Standard Fixed Guarantee Period for the new Standard Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the same Standard Fixed Guarantee Period as the Standard Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Standard Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period Account, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account of the shortest Standard Fixed Guarantee Period we are offering at that time.

Some Standard Fixed Guarantee Periods are not available in all states. Please check with your representative for availability.

The amount you allocate to a Standard Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Standard Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options. In no event will the interest rate be less than 3% per year.

In any Contract Year, the combined amount of withdrawals and transfers from a Standard Fixed Guarantee Period Account may not exceed 30% of the amount used to establish that Standard Fixed Guarantee Period Account. This limitation is waived if you withdraw your entire Contract Value. It is also waived for amounts in a Standard Fixed Guarantee Period Account during the 30 days following its renewal date ("30-DAY WINDOW"), described below, and for a single withdrawal made by your surviving spouse within one year of continuing the Contract after your death.

Amounts under the 30% limit that are not withdrawn in a Contract Year do not carry over to subsequent Contract Years.

At the end of a Standard Fixed Guarantee Period and each year thereafter, we will declare a renewal interest rate that will be guaranteed for 1 year.
 Subsequent renewal dates will be on the anniversaries of the first renewal date. Prior to a renewal date, we will send you a notice that will outline the options available to you. During the 30-Day Window following the expiration of a Standard Fixed Guarantee Period Account, the 30% limit for transfers and withdrawals from that Guarantee Period Account is waived and you may elect to:

.. transfer all or part of the money from the Standard Fixed Guarantee Period
  Account to establish a new Guarantee Period Account within the Standard Fixed Account Option; or

.. transfer all or part of the money from the Standard Fixed Guarantee Period
  Account to other investment alternatives available at the time; or

.. withdraw all or part of the money from the Standard Fixed Guarantee Period
  Account. Withdrawal charges and taxes may apply.

Withdrawals taken to satisfy IRS minimum distribution rules will count against the 30% limit. The 30% limit will be waived for a Contract Year to the extent that:

.. you have already exceeded the 30% limit and you must still make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules; or

.. you have not yet exceeded the 30% limit but you must make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules, and such withdrawal will put you over the 30% limit.

The money in the Standard Fixed Guarantee Period Account will earn interest at the declared renewal rate from the renewal date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from a renewing Standard Fixed Guarantee Period Account on or before the renewal date, the transfer or withdrawal will be deemed to have occurred on the renewal date. If we receive notification of your election to make a transfer or withdrawal from the renewing Standard Fixed Guarantee Period Account after the renewal date, but before the expiration of the 30-Day Window, the transfer or withdrawal will be deemed to have occurred on the day we receive such notice. Any remaining balance not withdrawn or transferred from the renewing Standard Fixed Guarantee Period Account will continue to earn interest until the next renewal date at the declared renewal rate. If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to renew the Standard Fixed Guarantee Period Account and the amount in the renewing Standard Fixed Guarantee Period Account will continue to earn interest at the declared renewal rate until the next renewal date, and will be subject to all restrictions of the Standard Fixed Account Option.


                                  30 PROSPECTUS

The Standard Fixed Account Option currently is available only with the CONSULTANT SOLUTIONS CLASSIC CONTRACT.


MARKET VALUE ADJUSTED FIXED ACCOUNT OPTION
You may allocate purchase payments or transfer amounts into the Market Value Adjusted Fixed Account Option. Each such allocation establishes a Guarantee Period Account within the Market Value Adjusted Fixed Account Option ("Market Value Adjusted Fixed Guarantee Period Account"), which is defined by the date of the allocation and the length of the initial interest rate guarantee period ("MARKET VALUE ADJUSTED FIXED GUARANTEE PERIOD"). You may not allocate a purchase payment or transfer to any existing Guarantee Period Account. Each purchase payment or transfer allocated to a Market Value Adjusted Fixed Guarantee Period Account must be at least $500.

At the time you allocate a purchase payment or transfer amount to the Market Value Adjusted Fixed Account Option, you must select the Guarantee Period for that allocation from among the Guarantee Periods available for the Market Value Adjusted Fixed Account Option. We currently offer Market Value Adjusted Fixed Guarantee Periods of 1, 3, 5, 7, and 10 years. Refer to Appendix A for more information. We may offer other Guarantee Periods in the future. If you allocate a purchase payment to the Market Value Adjusted Fixed Account Option, but do not select a Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period as the Market Value Adjusted Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Market Value Adjusted Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest term currently offered. If you have not made a prior allocation to a Market Value Adjusted Fixed Guarantee Period Account, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account of the shortest Market Value Adjusted Fixed Guarantee Period we are offering at that time. The Market Value Adjusted Fixed Account Option is not available in all states. Please check with your representative for availability.

The amount you allocate to a Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Market Value Adjusted Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options.

Withdrawals and transfers from a Market Value Adjusted Fixed Guarantee Period Account may be subject to a Market Value Adjustment. A Market Value Adjustment may also apply to amounts in the Market Value Adjusted Fixed Account Option if we pay Death Proceeds or if the Payout Start Date begins on a day other than during the 30-day period after such Market Value Adjusted Fixed Guarantee Period Account expires ("30-Day MVA Window"). We will not make a Market Value Adjustment if you make a transfer or withdrawal during the 30-Day MVA Window.

We apply a Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Market Value Adjusted Fixed Guarantee Period Account to the time the money is taken out of that Market Value Adjusted Fixed Guarantee Period Account under the circumstances described above. We use the U.S. Treasury Note Constant Maturity Yields as reported in Federal Reserve Bulletin H.15 ("Treasury Rate") to calculate the Market Value Adjustment. We do so by comparing the Treasury Rate for a maturity equal to the Market Value Adjusted Fixed Guarantee Period at the time the Market Value Adjusted Fixed Guarantee Period Account is established with the Treasury Rate for the same maturity at the time the money is taken from the Market Value Adjusted Fixed Guarantee Period Account.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates have increased since the establishment of a Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment, together with any applicable withdrawal charges, premium taxes, and income tax withholdings could reduce the amount you receive upon full withdrawal from a Market Value Adjusted Fixed Guarantee Period Account to an amount less than the purchase payment used to establish that Market Value Adjusted Fixed Guarantee Period Account.

Generally, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the Treasury Rate for a maturity equal to that Market Value Adjusted Fixed Guarantee Period is higher than the applicable Treasury Rate at the time money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment will be positive. Conversely, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the applicable Treasury Rate is lower than the applicable Treasury Rate at the time the money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment will be negative.

For example, assume that you purchase a Contract and allocate part of the initial purchase payment (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) to the Market Value Adjusted Fixed Account Option to establish a 5-year Market Value Adjusted Fixed Guarantee Period Account. Assume that the 5-year Treasury Rate at that time is 4.50%. Next, assume that at the end of the 3rd year, you withdraw money from the


                                  31 PROSPECTUS

Market Value Adjusted Fixed Guarantee Period Account. If, at that time, the 5-year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive. Conversely, if the 5-year Treasury Rate at that time is 4.80%, then the Market Value Adjustment will be negative.

The formula used to calculate the Market Value Adjustment and numerical examples illustrating its application are shown in Appendix B of this prospectus.

At the end of a Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period Account expires and we will automatically transfer the money from such Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, unless you notify us otherwise. The new Market Value Adjusted Fixed Guarantee Period Account will be established as of the day immediately following the expiration date of the expiring Market Value Adjusted Guarantee Period Account ("New Account Start Date.") If the Market Value Adjusted Fixed Guarantee Period is no longer being offered, we will establish a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest Market Value Adjusted Fixed Guarantee Period available. Prior to the expiration date, we will send you a notice, which will outline the options available to you. During the 30-Day MVA Window a Market Value Adjustment will not be applied to transfers and withdrawals from the expiring Market Value Adjusted Fixed Guarantee Period Account and you may elect to:

.. transfer all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account to establish a new Guarantee Period Account within the Market Value Adjusted Fixed Account Option; or

.. transfer all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account to other investment alternatives available at the time; or

.. withdraw all or part of the money from the Market Value Adjusted Fixed
  Guarantee Period Account. Withdrawal charges and taxes may apply.

The money in the Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account from the New Account Start Date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from an expiring Market Value Adjusted Fixed Guarantee Period Account on or before the New Account Start Date, the transfer or withdrawal will be deemed to have occurred on the New Account Start Date. If we receive notification of your election to make a transfer or withdrawal from the expiring Market Value Adjusted Fixed Guarantee Period Account after the New Account Start Date, but before the expiration of the 30-Day MVA Window, the transfer or withdrawal will be deemed to have occurred on the day we receive such notice. Any remaining balance not withdrawn or transferred will earn interest for the term of the new Market Value Adjusted Fixed Guarantee Period Account, at the interest rate declared for such Account.
 If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to transfer the amount in the expiring Market Value Adjusted Fixed Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, and the amount in the new Market Value Adjusted Fixed Guarantee Period Account will continue to earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account, and will be subject to all restrictions of the Market Value Adjusted Fixed Account Option. If we no longer offer that Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account will be the next shortest term length we offer for the Market Value Adjusted Fixed Account Option at that time, and the interest rate will be the rate declared by us at that time for such term.


INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to the Dollar Cost Averaging Fixed Account Option. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make up to 12 transfers per Contract Year without charge. Currently, a transfer fee equal to 1.00% of the amount transferred applies to each transfer after the 12th transfer in any Contract Year. This fee may be changed, but in no event will it exceed 2.00% of the amount transferred. In any event, the transfer fee will never be greater than $25.

The minimum amount that you may transfer from the Standard Fixed Account Option, Market Value Adjusted Fixed Account Option or a Variable Sub-account is $100 or the total remaining balance in the Standard Fixed Account Option, Market Value Adjusted Fixed Account Option or the Variable Sub-account, if less. These limitations do not apply to the DCA Fixed Account Option. The total amount that you may transfer or withdraw from a Standard Fixed Guarantee Period Account in a Contract Year is 30% of the amount used to establish that Guarantee Period Account. See "Standard


                                  32 PROSPECTUS

Fixed Account Option". The minimum amount that can be transferred to the Standard Fixed Account Option and the Market Value Adjusted Fixed Account Option is $500.

For CONSULTANT SOLUTIONS SELECT CONTRACTS, the maximum amount that may be allocated during any single day to any international fund by telephone, fax, Internet, overnight or express mail services, same day messenger, or in person is $25,000. All trades exceeding this daily limit must be made by first class US Mail. The funds currently affected by this restriction are:

Fidelity VIP Overseas Portfolio
Janus Aspen Series International Value Portfolio
Oppenheimer Global Securities Fund
Van Eck Worldwide Emerging Markets Fund
PIMCO Foreign Bond Portfolio
-----------------------------------------------------------


We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-accounts so as to change the relative weighting of the Variable Sub-accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. You may not make transfers among Income Plans. You may make transfers from the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments, unless you have selected the Income Protection Benefit Option.


TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-865-5237. The cut off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Frequent trading in response to short-term fluctuations in the market can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Lincoln Benefit's policy is not to knowingly accept any money intended for the purpose of market timing. Lincoln Benefit does not market the Contracts to persons for the purpose of their engaging in market timing activity.

Lincoln Benefit defines market timing activity to be the movement in and out of a sub-account in a short period of time designed to take advantage of short-term market fluctuations based upon expected increases in sub-account unit values. Lincoln Benefit defines excessive trading activity as purchase and sale transactions of a Contract Owner that occur with such frequency and/or such size as to materially affect the Portfolio's ability to meet its investment objective, in the judgment of Lincoln Benefit or the Portfolio.

Service center personnel seek to detect and report market timing or excessive trading transfer activity through monitoring and review of trading activities. Portfolios may also report suspected market-timing or excessive trading transfer activity. However, not all market timing or excessive trading transfer activity can be prevented, as it may not be possible to identify it unless and until a trading pattern is established. If we identify suspected market-timing or excessive trading activity, we will make further inquiry and take corrective action as appropriate. Corrective action may include, but is not limited to, refusing transfer requests, or suspending, modifying or terminating any telephone, automated or electronic transfer privileges.


TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract Year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading or market timing ("Prohibited Trading Practices"), by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

.. we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of Prohibited Trading Practices or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


SHORT TERM TRADING FEES
We reserve the right to assess short-term trading fees in connection with transfers from Variable Sub-accounts that occur within a certain number of days following the date of allocation to the Variable Sub-accounts. Such fees may vary by Variable Sub-account, but will only apply to those Variable Sub-accounts corresponding to underlying mutual funds that assess such fees.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount on a regular basis from any Variable Sub-account or any Fixed Account Option to any of the other Variable Sub-accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Fixed Account


                                  33 PROSPECTUS

Options. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-accounts, the performance of each Sub-account may cause a shift in the percentage you allocated to each Sub-account. If you select our AUTOMATIC PORTFOLIO REBALANCING PROGRAM, we will automatically rebalance the Contract Value in each Variable Sub-account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-accounts. You want 40% to be in the PIMCO Foreign Bond Variable Sub-account and 60% to be in the PEA Science & Technology Variable Sub-account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the PIMCO Foreign Bond Variable Sub-account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the PIMCO Foreign Bond Variable Sub-account for the appropriate Contract(s) and use the money to buy more units in the PEA Science & Technology Variable Sub-account so that the percentage allocations would again be 40% and 60% respectively.

The transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


EXPENSES
--------------------------------------------------------------------------------

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $40 contract maintenance charge from your assets invested in the money market Variable Sub-account ($30 if the Contract value is equal to or greater than $2,000.) If there are insufficient assets in that Variable Sub-account, we will deduct the balance of the charge proportionally from the other Variable Sub-accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge for a Contract Anniversary if, on that date:

.. your Contract Value is equal to or greater than $50,000; or

.. your entire Contract Value is allocated to the Fixed Account Options or, after the Payout Start Date, if all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.


ADMINISTRATIVE EXPENSE CHARGE
We currently deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given


                                  34 PROSPECTUS

Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We may increase this charge for Contracts issued in the future, but in no event will it exceed 0.25%. We guarantee that after your Contract is issued we will not increase this charge for your Contract.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-accounts. We assess mortality and expense risk charges during the Accumulation and Payout Phases of the Contract, except as noted below. The annual mortality and expense risk charge for the Contracts without any optional benefit are as follows:

CONSULTANT SOLUTIONS CLASSIC                 1.25%
---------------------------------------------------
CONSULTANT SOLUTIONS PLUS                    1.45%
---------------------------------------------------
CONSULTANT SOLUTIONS ELITE                   1.60%
---------------------------------------------------
CONSULTANT SOLUTIONS SELECT                  1.70%
---------------------------------------------------


The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits) and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. The mortality and expense risk charge also helps pay for the cost of the Credit Enhancement under the CONSULTANT SOLUTIONS PLUS CONTRACT. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the optional benefits to compensate us for the additional risk that we accept by providing these options.

You will pay additional mortality and expense risk charges if you add any optional benefits to your Contract. The additional mortality and expense risk charge you pay will depend upon which of the options you select:

.. MAV Death Benefit Option: The current mortality and expense risk charge for this option is 0.20%. This charge may be increased, but will never exceed 0.50%. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. We deduct the charge for this option only during the Accumulation Phase.

.. Annual Increase Death Benefit Option: The current mortality and expense risk charge for this option is 0.30%. This charge may be increased, but will never exceed 0.50%. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract.
   We deduct the charge for this option only during the Accumulation Phase.

.. Enhanced Earnings Death Benefit Option: The current mortality and expense risk charge for this option is:

  . 0.25% (maximum of 0.35%) if the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 70 or younger on the Rider Application Date;

  . 0.40% (maximum of 0.50%) if the oldest Contract Owner or, if older, the Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, is age 71 or older and age 79 or younger on the Rider Application Date.

  . The charges may be increased but they will never exceed the maximum charges shown above. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. However, if your spouse elects to continue the Contract in the event of your death and if he or she elects to continue the Enhanced Earnings Death Benefit Option, the charge will be based on the age of the new Contract Owner at the time the Contract is continued. Refer to the Death Benefit Payments provision in this prospectus for more information.
       We deduct the charge for this option only during the Accumulation Phase.

.. Spousal Protection Benefit Option: Currently, there is no charge for this benefit. We may assess a charge of up to 0.15% for the Spousal Protection Benefit Option. This charge will only be deducted during the Accumulation Phase of your Contract. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract.

.. Income Protection Benefit Option: The current mortality and expense risk charge for this option is 0.50%. This charge may be increased, but will never exceed 0.75%. We guarantee that we will not increase the mortality and expense risk for this option after you have added it to your Contract. The charge will be deducted only during the Payout Phase.


ACCUMULATION BENEFIT OPTION FEE
We charge a separate annual Rider Fee for the Accumulation Benefit Option. The current annual Rider Fee is 0.50% of the Benefit Base. We deduct the Rider Fee on each Contract Anniversary during the Rider Period or until you terminate the Option, if earlier. We reserve the right to increase the Rider Fee to up to 1.25%. We currently charge the same Rider Fee regardless of the Rider Period and Guarantee Option you select, however we reserve the right to charge different fees for different Rider Periods and Guarantee Options in the future.
 However, once we issue your Option, we cannot change the Rider Fee that applies to your Contract. If you elect to exercise the Rider Trade-In


                                  35 PROSPECTUS

Option, the new Rider Fee will be based on the Rider Fee percentage applicable to a new Accumulation Benefit Option at the time of trade-in.


The Rider Fee is deducted only from the Variable Sub-account(s) on a pro rata basis in the proportion that your value in each Variable Sub-account bears to your total value in all Variable Sub-accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-account. If you terminate the Option, or terminate the Contract by a total withdrawal, prior to the Rider Maturity Date on a date other than the Contract Anniversary, we will deduct a Rider Fee that is prorated based on the number of full months (30 day periods) between the Contract Anniversary immediately prior to the termination and the date of the termination. However, if the Option is terminated due to death of the Contract Owner or Annuitant, we will not charge a Rider Fee unless the date we receive a Complete Request for Settlement of the Death Proceeds is also a Contract Anniversary. If the Option is terminated on the Payout Start Date, we will not charge a Rider Fee unless the Payout Start Date is also a Contract Anniversary. Additionally, if you elect to exercise the Rider Trade-In Option and cancel the Option on a date other than a Contract Anniversary, we will not deduct a Rider Fee on the date the Option is terminated. Refer to the "Accumulation Benefit Option" section of this prospectus for more information.

TRANSFER FEE We impose a fee upon transfers in excess of 12 during any Contract Year. The current fee is equal to 1.00% of the dollar amount transferred. This fee may be increased, but in no event will it exceed 2.00% of the dollar amount transferred. In any event, the transfer fee will never be greater than $25. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE
For all of the contracts except the CONSULTANT SOLUTIONS SELECT, we may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the withdrawal charges applicable to each Contract appears on page __. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower.

Withdrawals also may be subject to tax penalties or income tax. You should consult with your tax counsel or other tax advisor regarding any withdrawals.

Withdrawals from the Market Value Adjusted Fixed Account Option may be subject to a market value adjustment. Refer to page __for more information on market value adjustments.


FREE WITHDRAWAL AMOUNT
You can withdraw up to the Free Withdrawal Amount each Contract Year without paying the withdrawal charge. The Free Withdrawal Amount for a Contract Year is equal to 15% of all purchase payments (excluding Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) that are subject to a withdrawal charge as of the beginning of that Contract Year, plus 15% of the purchase payments added to the Contract during the Contract Year. The withdrawal charge applicable to Contracts owned by Charitable Remainder Trusts is described below.

Purchase payments no longer subject to a withdrawal charge will not be used to determine the Free Withdrawal Amount for a Contract Year, nor will they be assessed a withdrawal charge, if withdrawn. The Free Withdrawal Amount is not available in the Payout Phase.

You may withdraw up to the Free Withdrawal Amount in each Contract Year it is available without paying a withdrawal charge; however, the amount withdrawn may be subject to a Market Value Adjustment or applicable taxes. If you do not withdraw the entire Free Withdrawal Amount in a Contract Year, any remaining portion may not be carried forward to increase the Free Withdrawal Amount in a later Contract Year.

For purposes of assessing the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first as follows:

1) Purchase payments that no longer are subject to withdrawal charges;

2) Free Withdrawal Amount (if available);

3) Remaining purchase payments subject to withdrawal charges, beginning with the oldest purchase payment;

4) Any earnings not previously withdrawn.

However, for federal income tax purposes, earnings are considered to come out first, which means that you will pay taxes on the earnings portion of your withdrawal.

If the Contract Owner is a Charitable Remainder Trust, the Free Withdrawal Amount in a Contract Year is equal to the greater of:

.. The Free Withdrawal Amount described above; or

.. Earnings as of the beginning of the Contract Year that have not been previously withdrawn.

For purposes of assessing the withdrawal charge for a Charitable Remainder Trust-Owned Contract, we will treat withdrawals as coming from the earnings first and then the oldest purchase payments as follows:

1) Earnings not previously withdrawn;

2) Purchase payments that are no longer subject to withdrawal charges;

3) Free Withdrawal Amount in excess of earnings;

4) Purchase payments subject to withdrawal charges, beginning with the oldest purchase payment.


                                  36 PROSPECTUS

If you have selected the CONSULTANT SOLUTIONS SELECT CONTRACT, there are no withdrawal charges applicable and, therefore, no Free Withdrawal Amount.
 Amounts withdrawn may be subject to a Market Value Adjustment or applicable taxes.


ALL CONTRACTS
We do not apply a withdrawal charge in the following situations:

.. the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the CONSULTANT SOLUTIONS PLUS CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


CONFINEMENT WAIVER. We will waive the withdrawal charge on all withdrawals taken under your Contract if the following conditions are satisfied:

1. you, or, if the Contract Owner is not a living person, the Annuitant, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must first enter the long term care facility or hospital at least 30 days after the Issue Date,

2. a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract),

3. we receive your request for withdrawal and written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital, and

4. Due proof of confinement is received by us prior to or at the time of, a request for a withdrawal.


TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge on all withdrawals under your Contract if:

1. you or the Annuitant, if the Contract Owner is not a living person, are diagnosed by a physician as having a terminal illness (as defined in the Contract) at least 30 days after the Issue Date, and

2. you provide adequate proof of diagnosis to us before or at the time you request the withdrawal.


UNEMPLOYMENT WAIVER. We will waive the withdrawal charge on one partial or a full withdrawal taken under your Contract, if you meet the following requirements:

1. you or the Annuitant, if the Contract Owner is not a living person, become unemployed at least one year after the Issue Date,

2. you or the Annuitant receive unemployment compensation (as defined in the Contract) for at least 30 days as a result of that unemployment, and

3. you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation, and

4. we receive due proof that you are or have been unemployed and that unemployment compensation has been received for at least thirty consecutive days prior to or at the time of the request for withdrawal.

You may exercise this benefit once over the term of the Contract. Amounts withdrawn may be subject to Market Value Adjustments.

These waivers do not apply under the CONSULTANT SOLUTIONS SELECT.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not pay a withdrawal charge because of these waivers, a Market Value Adjustment may apply and you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax advisor to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. We may some time in the future discontinue this practice and deduct premium taxes


                                  37 PROSPECTUS
from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the "Taxes" section of this prospectus.


OTHER EXPENSES
Each Portfolio deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-accounts. These fees and expenses are described in the accompanying prospectuses for the Portfolios. For a summary of Portfolio annual expenses, see page ___. We may receive compensation from the investment advisers, administrators or distributors, or their affiliates, of the Portfolios in connection with the administrative services we provide to the Portfolios.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


WITHDRAWALS
You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any applicable Market Value Adjustment, less any applicable withdrawal charges, income tax withholding, penalty tax, contract maintenance charge, Rider Fee, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances. You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the Investment Alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time.

Withdrawals from the Standard Fixed Account Option may be subject to a restriction. See "Standard Fixed Account Options" on page __.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

If you request a total withdrawal, we may require that you return your Contract to us. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and taxes.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

2.   An emergency exists as defined by the SEC, or

3.   The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-865-5237 for more information.

Depending on fluctuations in the value of the Variable Sub-accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify


                                  38 PROSPECTUS
or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and applicable taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
The Payout Start Date is the day that we apply your Contract Value, adjusted by any applicable Market Value Adjustment and less applicable taxes, to an Income Plan. The first income payment may occur no sooner than 30 days after the Issue Date. The Payout Start Date must occur on or before the later of:

.. the Annuitant's 99th birthday, or

.. the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An "Income Plan" is a series of payments made on a scheduled basis to you or to another person designated by you. You may select more than one Income Plan. If you choose more than one Income Plan, you must specify what proportions of your Contract Value, adjusted by any Market Value Adjustment and less any applicable taxes, should be allocated to each such Income Plan. For tax reporting purposes, your cost basis and any gain on the Contract will be allocated proportionally to each Income Plan you select based on the proportion of your Contract Value applied to each such Income Plan. We reserve the right to limit the number of Income Plans that you may select. If you choose to add the Income Protection Benefit Option, certain restrictions may apply as described under "Income Protection Benefit Option," below.

If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with a Guaranteed Payment Period of 10 years. On the Payout Start Date, the portion of the Contract Value in any Fixed Account Option, adjusted by any applicable Market Value Adjustment and less any applicable taxes, will be used to derive fixed income payments; the portion of the Contract Value in any Variable Sub-account, less any applicable taxes, will be used to derive variable income payments.

If any Contract Owner dies during the Payout Phase, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the "Beneficiary" section of this prospectus. Any remaining income payments will be paid to the new Contract Owner as scheduled. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Currently seven Income Plans are available. Depending on the Income Plan(s) you choose, you may receive:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2 may be subject to an additional 10% federal tax penalty.

The seven Income Plans are:


INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies in the Payout Phase, we will continue to pay income payments until the guaranteed number of payments has been paid. The number of months guaranteed ("Guaranteed Payment Period") may be 0 months, or range from 60 to 360 months. If the Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to 360 months.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED NUMBER OF

PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the Income Plan was selected, lives. If both the Annuitant and joint Annuitant die in the Payout Phase, we will continue to pay the income payments until the guaranteed number of payments has been paid. The Guaranteed Payment Period may be 0 months, or range from 60 to 360 months. If either the Annuitant or joint Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to


                                  39 PROSPECTUS

360 months. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the amount of each income payment initially will be higher but a reduction will take place at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period.


INCOME PLAN 3 - GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. The shortest number of months guaranteed is 60 (120 if the Payout Start Date occurs prior to the third Contract Anniversary). The longest number of months guaranteed is 360 or the number of months between the Payout Start Date and the date that the Annuitant reaches age 100, if greater. In no event may the number of months guaranteed exceed 600. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-account supporting this Income Plan even though we may not bear any mortality risk. You may make withdrawals, change the length of the guaranteed payment period, or change the frequency of income payments under Income Plan 3.
 See "Modifying Payments" and "Payout Withdrawals" below for more details.


INCOME PLAN 4 -LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments.


INCOME PLAN 5 -JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.


INCOME PLAN 6 -LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the death of the Annuitant, or
(2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Payments under this plan are available only as fixed income payments.


INCOME PLAN 7 - JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the deaths of both the Annuitant and joint Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under Income Plans 1and 2, if you do not select a Guaranteed Payment Period, it is possible that the payee could receive only one income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

The length of any Guaranteed Payment Period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer Guarantee Payment Periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a specified Guaranteed Payment Period.


MODIFYING PAYMENTS
After the Payout Start Date, you may make the following changes under Income Plan 3:

..  You may request to modify the length of the Guaranteed Payment Period.
   Currently, we allow you to make this change once each Contract Year. We reserve the right to change this practice at any time without prior notice. If you elect to change the length of the Guaranteed Payment Period, the new Guaranteed Payment Period must be within the original minimum and maximum period you would have been permitted to select on the Payout Start Date.
   However, the maximum payment period permitted will be shortened by the period elapsed since the original Guaranteed Payment Period began. If you change the length of your Guaranteed Payment Period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the income payments, as described in Payout Withdrawal. We will then adjust the remaining payments to equal what that value would support based on those same assumptions and based on the revised Guaranteed Payment Period.

You may request to change the frequency of your payments. We currently allow you to make this change


                                  40 PROSPECTUS
once each Contract Year. We reserve the right to change this practice at any time without prior notice.Changes to either the frequency of payments or length of the Guaranteed Payment Period will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

Modifying payments of this Contract may not be allowed under qualified plans. In order to satisfy required minimum distributions ("RMD") under current Treasury regulations, once income payments have begun over a Guaranteed Payment Period, the Guaranteed Payment Period cannot be changed even if the new period is shorter than the maximum permitted.

Any change to either the frequency of payments or length of a Guaranteed Payment Period will take effect on the next payment date after we accept the requested change.


PAYOUT WITHDRAWAL
You may terminate all or a portion of the income payments being made under Income Plan 3 at any time and withdraw their present value ("Withdrawal Value"), subject to a Payout Withdrawal Charge, by requesting a withdrawal ("Payout Withdrawal") in writing. For variable income payments, the withdrawal value is equal to the present value of the variable income payments being terminated, calculated using a discount rate equal to the assumed investment rate that was used in determining the initial variable payment. For fixed income payments, the withdrawal value is equal to the present value of the fixed income payments being terminated, calculated using a discount rate equal to the applicable current interest rate. The applicable current interest rate is the rate we are using on the date we receive your Payout Withdrawal request to determine income payments for a new annuitization with a payment period equal to the remaining payment period of the income payments being terminated.

A Payout Withdrawal must be a least $50. If any Payout Withdrawal reduces the value of the remaining income payments to an amount not sufficient to provide an initial payment of at least $20, we reserve the right to terminate the Contract and pay you the present value of the remaining income payments in a lump sum. If you withdraw the entire value of the remaining income payments, the Contract will terminate.

You must specify the Investment Alternative(s) from which you wish to make a Payout Withdrawal. If you withdraw a portion of the value of your remaining income payments, the payment period will remain unchanged and your remaining payment amounts will be reduced proportionately.


PAYOUT WITHDRAWAL CHARGE
To determine the Payout Withdrawal Charge, we assume that purchase payments are withdrawn first, beginning with the oldest payment. When an amount equal to all purchase payments have been withdrawn, additional withdrawals will not be assessed a Payout Withdrawal Charge.

Payout Withdrawals will be subject to a Payout Withdrawal Charge for each Contract as follows:

                        Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable Charge:
Contract:                    0           1           2           3           4           5           6          7           8+
-----------------------------------------------------------------------------------------------------------------------------------
Consultant Solutions
 Classic                      7%          7%          6%          5%          4%          3%        2%           0%         0%
Consultant Solutions
 Plus                       8.5%        8.5%        8.5%        7.5%        6.5%        5.5%        4%         2.5%         0%
Consultant Solutions
 Elite                        7%          6%          5%          0%          0%          0%        0%           0%         0%
Consultant Solutions
 Select                                                                   None




ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us. On the Payout Start Date, you must specify the portion of the Contract Value to be applied to variable income payments and the portion to be applied to fixed income payments. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan(s) on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Value is less than $2,000 or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. terminate the Contract and pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a)


                                  41 PROSPECTUS
actual mortality experience or (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments, which may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) under some of the Income Plans, we make income payments only so long as an Annuitant is alive or any applicable Guaranteed Payment Period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contracts, we used an assumed investment rate ("AIR", also known as benchmark rate) of 3%. Currently, you may choose either a 6%, 5%, or 3% AIR per year. If you select the Income Protection Benefit Option, however, the 3% AIR must apply.
 The 6% and 5% AIR may not be available in all states (check with your representative for availability). Currently, if you do not choose one, the 3% AIR will automatically apply. We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

You may also elect a variable income payment stream consisting of level monthly, quarterly or semi-annual payments. If you elect to receive level monthly, quarterly or semi-annual payments, the payments must be recalculated annually. You may only elect to receive level payments at or before the Payout Start Date. If you have elected level payments for an Income Plan(s), you may not make any variable to fixed payment transfers within such Income Plan(s). We will determine the amount of each annual payment as described above, place this amount in our general account, and then distribute it in level monthly, quarterly or semi-annual payments. The sum of the level payments will exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year, but will not be less than 2% per year. If the Annuitant dies while you are receiving level payments, you will not be entitled to receive any remaining level payments for that year (unless the Annuitant dies before the end of the Guaranteed Payment Period). For example, if you have selected Income Plan 1 with no Guaranteed Payment Period and the Annuitant dies during the year, the Beneficiary will not be entitled to receive the remaining level payments for that year.


INCOME PROTECTION BENEFIT OPTION
We offer an Income Protection Benefit Option, which may be added to your Contract on the Payout Start Date for an additional mortality and expense risk charge if you have selected variable income payments subject to the following conditions:

.. The Annuitant and joint Annuitant, if applicable, must be age 75 or younger on the Payout Start Date.

.. You must choose Income Plan 1 or 2 and the Guaranteed Payment Period must be for at least 120 months, unless the Internal Revenue Service requires a different payment period.

.. You may apply the Income Protection Benefit Option to more than one Income
  Plan.

.. The AIR must be 3% for the Income Plan(s) that you wish to apply this benefit to.

.. You may only add the Income Protection Benefit Option on the Payout Start Date and, once added, the option cannot be cancelled.

.. You may not convert variable income payments to fixed income payments.

If you select the Income Protection Benefit Option, we guarantee that your variable income payments under each of the Income Plans to which the option is applied will never be less that 85% of the initial variable amount income value ("Income Protection Benefit"), as calculated on the Payout Start Date under such Income Plans. See Appendix C for numerical examples that illustrate how the Income Protection Benefit is calculated.

If you add the Income Protection Benefit Option to your Contract, the mortality and expense risk charge during the Payout Phase will be increased. Currently, the charge for this option is 0.50%. We may change the amount we charge, but it will not exceed 0.75%. Once the option is issued, we will not increase what we charge you for the benefit.

INVESTMENT REQUIREMENTS.

If you add the Income Protection Benefit Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest during the Payout Phase with respect to the assets supporting the variable income payments to which the Income Protection Benefit Option applies.
 These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-accounts, exclusion of certain Variable Sub-accounts, required minimum allocations to certain Variable Sub-accounts, and restrictions on transfers to or from certain investment alternatives. We may also require that you use the Automatic Portfolio Rebalancing Program. We may change the specific requirements that are applicable


                                  42 PROSPECTUS
at any time in our sole discretion. Any changes we make will not apply to the Income Protection Benefit Option if it was added to your Contract prior to the implementation date of the change, except for changes made due to a change in Variable Sub-accounts available under the Contract.

When you add the Income Protection Benefit Option to your Contract, you must allocate to a model portfolio option the entire portion of your Contract Value allocated to the Variable Sub-accounts.

We currently offer one Model Portfolio Option; however, we may add more Model Portfolio Options in the future. Transfers made for purposes of adhering to your Model Portfolio Option will not count towards the number of free transfers you may make each Contract Year.

The following table summarizes the Model Portfolio Option currently available for use with the Income Protection Benefit Option:

* Model Portfolio Option 1
--------------------------------------------------


Each calendar quarter, we will use the Automatic Portfolio Rebalancing Program to automatically rebalance your Contract Value in each Variable Sub-account and return it to the percentage allocations for your Model Portfolio Option, using the percentage allocations as of your most recent instructions.

MODEL PORTFOLIO OPTION 1

You must allocate a certain percentage of the portion of your Contract Value allocated to the Variable Sub-accounts into each of three asset categories. You may choose the Variable Sub-accounts in which you want to invest, provided you maintain the percentage allocation requirements for each category. You may also make transfers among the Variable Sub-accounts within each category at any time, provided you maintain the percentage allocation requirements for each category.
 However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The following table describes the percentage allocation requirements for Model Portfolio Options 1 and Variable Sub-accounts available under each category:

                            MODEL PORTFOLIO OPTION 1
----------------------------------------------------------------------------
                                 20% Category A
                                 50% Category B
                                 30% Category C
----------------------------------------------------------------------------
CATEGORY A
PIMCO Money Market Portfolio
----------------------------------------------------------------------------
CATEGORY B
Fidelity VIP Investment Grade Bond Portfolio
PIMCO Foreign Bond Portfolio
PIMCO Real Return Portfolio
PIMCO Total Return Portfolio
"Van Kampen LIT Government Portfolio
MFS High Income Series
Salomon Brothers Variable High Yield Fund
"Van Kampen UIF U.S. Real Estate Portfolio
----------------------------------------------------------------------------
CATEGORY C
Fidelity VIP Asset Manager/SM/ Portfolio
Janus Aspen Series Balanced Portfolio
LSA Balanced Fund
MFS Total Return Series
Janus Aspen Series Risk-Managed Large Cap Core Portfolio
AIM V.I. Basic Value Fund
Fidelity VIP Equity-Income Portfolio
MFS Investors Trust Series
MFS Value Series
PEA Renaissance Portfolio
Salomon Brothers Variable Investors Fund
T. Rowe Price Equity Income Portfolio
Van Kampen LIT Growth and Income Portfolio
AIM V.I. Mid Cap Core Equity Fund
Janus Aspen Series Mid Cap Value Portfolio
Van Eck Worldwide Absolute Return Fund
----------------------------------------------------------------------------





FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes.

We calculate the fixed income payments by:

.. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

.. deducting any applicable premium tax; and

.. applying the resulting amount to the greater of (a) the appropriate income payment factor for the selected Income Plan from the Income Payment Table in your Contract or (b) such other income payment factor as we are offering on the Payout Start Date.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex


                                  43 PROSPECTUS
to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


DEATH BENEFITS
--------------------------------------------------------------------------------


DEATH PROCEEDS
Under certain conditions, described below, we will pay a death settlement ("DEATH PROCEEDS") for this Contract on the death of the Contract Owner, Annuitant, or Co-Annuitant if the death occurs prior to the Payout Start Date.
 If the Owner or Annuitant dies after the Payout Start Date, we will pay remaining income payments as described in the "Payout Phase" section of your Contract. See "Income Payments" on Page __ for more information.

We will determine the value of the Death Proceeds as of the end of the Valuation Date during which we receive the first Complete Request for Settlement (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). In order to be considered a "COMPLETE REQUEST FOR SETTLEMENT," a claim for distribution of the Death Proceeds must include "DUE PROOF OF DEATH" in any of the following forms of documentation:

.. A certified copy of the death certificate;

.. A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

.. Any other proof acceptable to us.

"DEATH PROCEEDS" are determined based on when we receive a Complete Request for
Settlement:

.. If we receive a Complete Request for Settlement within 180 days of the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds is equal to the "DEATH BENEFIT."

.. If we receive a Complete Request for Settlement more than 180 days after the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds are equal to the greater of the Contract Value or Settlement Value. We reserve the right to waive or extend, in a nondiscriminatory manner, the 180-day period in which the Death Proceeds will equal the Death Benefit.

Where there are multiple Beneficiaries, we will only value the Death Proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any Death Proceeds amounts attributable to any Beneficiary which remain in the Variable Sub-accounts are subject to investment risk.


DEATH BENEFIT OPTIONS
In addition to the ROP Death Benefit included in your Contract, we offer the following death benefit options which may be added to your Contract:

.. MAV Death Benefit Option

.. Annual Increase Death Benefit Option

.. Enhanced Earnings Death Benefit Option

The amount of the Death Benefit depends on which death benefit option(s) you select. Not all death benefit options are available in all states.

You may select any combination of death benefit options on the issue date of your Contract or at a later date, subject to state availability and issue age restrictions.

The "DEATH BENEFIT" is equal to the Enhanced Earnings Death Benefit (if selected) plus the greatest of:

.. The Contract Value;

.. The Settlement Value;

.. The ROP Death Benefit;

.. The MAV Death Benefit Option (if selected); or

.. The Annual Increase Death Benefit Option (if selected).

The "SETTLEMENT VALUE" is the amount that would be paid in the event of a full withdrawal of the Contract Value.

The Death Benefit may not exceed the Contract Value plus one million dollars.

The "ROP DEATH BENEFIT" is equal to the sum of all purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS), reduced by a proportional withdrawal adjustment for each withdrawal. The withdrawal adjustment is equal to the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result is multiplied by:

  The sum of all purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made prior to the withdrawal, less any prior withdrawal adjustments.


MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION.
The MAV Death Benefit Option is available only if the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to 0.20%. We may change what we charge for this death benefit option, but it will never exceed 0.50%. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option.


                                  44 PROSPECTUS

On the date we issue the rider for this benefit ("Rider Date"), the MAV DEATH BENEFIT is equal to the Contract Value. After the Rider Date and prior to the date we determine the Death Proceeds (see "Death Proceeds" on page ___), the MAV Death Benefit is recalculated each time a purchase payment or withdrawal is made as well as on each Contract Anniversary as follows:

.. Each time a purchase payment is made, the MAV Death Benefit is increased by the amount of the purchase payment (and Credit Enhancement for CONSULTANT SOLUTIONS PLUS CONTRACTS).

.. Each time a withdrawal is made, the MAV Death Benefit is reduced by a proportional withdrawal adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated MAV Death Benefit.

.. On each Contract Anniversary until the first Contract Anniversary following the 80/TH/ birthday of the oldest Contract Owner or Co-Annuitant, whichever occurs first, or, if the Contract is owned by a non-living person, the oldest Annuitant, the MAV Death Benefit is recalculated as the greater of the Contract Value on that date or the most recently calculated MAV Death Benefit.

If no purchase payments or withdrawals are made after the Rider Date, the MAV Death Benefit will be equal to the greatest of the Contract Value on the Rider Date and the Contract Values on each subsequent Contract Anniversary after the Rider Date through the first Contract Anniversary following the 80/TH/ birthday of the oldest Contract Owner or Co-Annuitant, whichever occurs first, or, if the Contract is owned by a non-living person, the oldest Annuitant, but before the date we determine the Death Proceeds. If, upon death of the Contract Owner, the Contract is continued under Option D as described on page ___below, and if the New Contract Owner is age 80 or younger on the date we determine the Death Proceeds, then the MAV Death Benefit Option will continue. The MAV Death Benefit will continue to be recalculated for purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS), withdrawals, and on each Contract Anniversary after the date we determine the Death Proceeds until the earlier of:

.. The first Contract Anniversary following the 80/th/ birthday of either the oldest Contract Owner or the Co-Annuitant, whichever is earlier, or, if the Contract is owned by a non-living person, the oldest Annuitant. (After the 80/th/ birthday of either the oldest Contract Owner or the Co-Annuitant, whichever is earlier, or, if the Contract is owned by a non-living person, the oldest Annuitant, the MAV Death Benefit will be recalculated only for purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) and withdrawals); or

.. The date we next determine the Death Proceeds.


ANNUAL INCREASE DEATH BENEFIT OPTION.
The Annual Increase Death Benefit Option is only available if the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to 0.30%. We may change what we charge for this death benefit option, but it will never exceed 0.50%. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option.

On the date we issue the rider for this benefit ("Rider Date"), the Annual Increase Death Benefit is equal to the Contract Value. The Annual Increase Death Benefit, plus purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made after the Rider Date and less withdrawal adjustments for withdrawals made after the Rider Date, will accumulate interest on a daily basis at a rate equivalent to 5% per year (may be 3% in certain states), subject to the "Cap" defined below. This accumulation will continue until the earlier of:

  (a) the first Contract Anniversary following the 80/th/ birthday of the oldest Contract Owner or Co-Annuitant, whichever occurs first, or, if the Contract is owned by a non-living person, the oldest Annuitant; or

  (b) the date we determine the Death Proceeds.

After the 5% interest accumulation (may be 3% in certain states) ends, the Annual Increase Death Benefit will continue to be increased by purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) and reduced by withdrawal adjustments for withdrawals until the death benefit option terminates. The withdrawal adjustment is a proportional adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the amount of the Annual Increase Death Benefit immediately prior to the withdrawal.

The Annual Increase Death Benefit Cap is equal to:

.. 200% of the Contract Value as of the Rider Date; plus

.. 200% of purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS
  PLUS CONTRACTS) made after the Rider Date, but excluding any purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made in the 12-month period immediately prior to the death of a Contract Owner or the Co-Annuitant, or, if the Contract is owned by a non-living person, an Annuitant; minus

.. Withdrawal adjustments for any withdrawals made after the Rider Date. Refer to Appendix E for withdrawal adjustment examples.


                                  45 PROSPECTUS

If, upon death of the Contract Owner, the Contract is continued under Option D as described on page ___, and if the New Contract Owner is age 80 or younger on the date we determine the Death Proceeds, then the Annual Increase Death Benefit Option will continue. The amount of the Annual Increase Death Benefit as of the date we determine the Death Proceeds, plus subsequent purchase payments (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS), less withdrawal adjustments for any subsequent withdrawals, will accumulate daily at a rate equivalent to 5% per year (may be 3% in certain states) from the date we determine the Death Proceeds, until the earlier of:

.. The first Contract Anniversary following the 80/th/ birthday of either the oldest Contract Owner or the Co-Annuitant, whichever is earlier, or, if the Contract is owned by a non-living person, the oldest Annuitant. (After the 80/th/ birthday of either the oldest Contract Owner or the Co-Annuitant, whichever is earlier, or, if the Contract is owned by a non-living person, the oldest Annuitant, the Annual Increase Death Benefit will be recalculated only for purchase payments and withdrawals (and Credit Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS)); or

.. The date we next determine the Death Proceeds.


ENHANCED EARNINGS DEATH BENEFIT OPTION.
The "ENHANCED EARNINGS DEATH BENEFIT OPTION" is only available if the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to:

.. 0.25%, if the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 70 or younger on the Rider Application Date; and

.. 0.40%, if the oldest Contract Owner or, if older, the Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, is age 71 or older and age 79 or younger on the Rider Application Date.

We may change what we charge for this death benefit option, but it will never exceed 0.35% for issue ages 0-70 and 0.50% for issue ages 71-79. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option. However, if your spouse elects to continue the Contract in the event of your death and if he or she elects to continue the Enhanced Earnings Death Benefit Option, the mortality and expense risk charge for the death benefit option will be based on the ages of the oldest new Contract Owner and the Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, at the time the Contract is continued.

If the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, are age 70 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit is equal to the lesser of:

.. 100% of "IN-FORCE PREMIUM" (excluding purchase payments (and Credit
  Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made after the date we issue the rider for this benefit ("Rider Date") and during the twelve-month period immediately prior to the death of a Contract Owner or Co-Annuitant, or, if the Contract is owned by a non-living person, an Annuitant); or

.. 40% of "IN-FORCE EARNINGS"

calculated as of the date we determine the Death Proceeds.

If the oldest Contract Owner or, if older, the Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, is age 71 or older and age 79 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit is equal to the lesser of:

.. 50% of "In-Force Premium" (excluding purchase payments (and Credit
  Enhancements for CONSULTANT SOLUTIONS PLUS CONTRACTS) made after the Rider Date and during the twelve-month period immediately prior to the death of a Contract Owner or Co-Annuitant, or, if the Contract is owned by a non-living person, an Annuitant); or

.. 25% of "In-Force Earnings"

calculated as of the date we determine the Death Proceeds.

In-Force Earnings are equal to the current Contract Value less In-Force Premium.
 If this quantity is negative, then In-Force Earnings are equal to zero.

In-Force Premium is equal to the Contract Value on the Rider Date, plus the sum of all purchase payments made after the Rider Date, less the sum of all "EXCESS-OF-EARNINGS WITHDRAWALS" made after the Rider Date.

An EXCESS-OF-EARNINGS WITHDRAWAL is equal to the excess, if any, of the amount of the withdrawal over the amount of the In-Force Earnings immediately prior to the withdrawal.

Refer to Appendix E for numerical examples that illustrate how the Enhanced Earnings Death Benefit Option is calculated.

If, upon death of the Contract Owner, the Contract is continued under Option D as described on page ___below, and if the New Contract Owner is younger than age 80 on the date we determine the Death Proceeds, then this death benefit option will continue unless the New Contract Owner elects to terminate the death benefit option. If the death benefit option is continued, the following will apply as of the date we determine the Death Proceeds upon continuation:


                                  46 PROSPECTUS

.. The Rider Date will be changed to the date we determine the Death Proceeds;

.. The In-Force Premium is equal to the Contract Value as of the new Rider Date plus all purchase payments made after the Rider Date, less the sum of all the Excess-of-Earnings Withdrawals made after the Rider Date;

.. The Enhanced Earnings Death Benefit after the new Rider Date will be determined as described above, but using the ages of the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, as of the new Rider Date.

.. The mortality and expense risk charge, for this rider, will be determined as described above, but using the ages of the oldest Contract Owner and Co-Annuitant, or, if the Contract is owned by a non-living person, the oldest Annuitant, as of the new Rider Date.

If the Contract Owner's, Co-Annuitant's or Annuitant's age is misstated, the Enhanced Earnings Death Benefit and the mortality and expense risk charge for this death benefit option will be calculated according to the corrected age as of the Rider Date. Your Contract Value will be adjusted to reflect the mortality and expense risk charge for this death benefit option that should have been assessed based on the corrected age.


ALL OPTIONS.
WE RESERVE THE RIGHT TO IMPOSE LIMITATIONS ON THE INVESTMENT ALTERNATIVES IN WHICH YOU MAY INVEST AS A CONDITION OF THESE OPTIONS. THESE RESTRICTIONS MAY INCLUDE, BUT ARE NOT LIMITED TO, MAXIMUM INVESTMENT LIMITS ON CERTAIN INVESTMENT ALTERNATIVES, EXCLUSION OF CERTAIN INVESTMENT ALTERNATIVES, REQUIRED MINIMUM ALLOCATIONS TO CERTAIN INVESTMENT ALTERNATIVES, RESTRICTIONS ON TRANSFERS TO AND FROM CERTAIN INVESTMENT ALTERNATIVES, AND/OR THE REQUIRED USE OF AUTOMATIC PORTFOLIO REBALANCING. CURRENTLY, NO SUCH RESTRICTIONS ARE BEING IMPOSED.

These death benefit options will terminate and the corresponding Rider Fee will cease on the earliest of the following to occur:

.. the date the Contract is terminated;

.. if, upon the death of the Contract Owner, the Contract is continued under Option D as described in the Death of Owner section on page ___, and the New Owner is older than age 80 (age 80 or older for the Enhanced Earnings Death Benefit Option) on the date we determine the Death Proceeds. The death benefit option will terminate on the date we determine the Death Proceeds;

.. if the Contract is not continued in the Accumulation Phase under either the Death of Owner or Death of Annuitant provisions of the Contract. The death benefit option will terminate on the date we determine the Death Proceeds;

.. on the date the Contract Owner (if the current Contract Owner is a living person) is changed for any reason other than death unless the New Contract Owner is a trust and the Annuitant is a current Contract Owner;

.. on the date the Contract Owner (if the current Contract Owner is a non-living person) is changed for any reason unless the New Contract Owner is a non-living person or is a current Annuitant; or

.. the Payout Start Date.

Notwithstanding the preceding, in the event of the Contract Owner's death, if the Contract Owner's spouse elects to continue the Contract (as permitted in the Death of Owner provision below) he or she may terminate the Enhanced Earnings Death Benefit at that time.


DEATH BENEFIT PAYMENTS

DEATH OF CONTRACT OWNER
If a Contract Owner dies prior to the Payout Start Date, then the surviving Contract Owners will be the "New Contract Owners". If there are no surviving Contract Owners, then subject to any restrictions previously placed upon them, the Beneficiaries will be the New Contract Owners.

If there is more than one New Contract Owner taking a share of the Death Proceeds, each New Contract Owner will be treated as a separate and independent Contract Owner of his or her respective share of the Death Proceeds. Each New Contract Owner will exercise all rights related to his or her share of the Death Proceeds, including the sole right to elect one of the Option(s) below, subject to any restrictions previously placed upon the New Contract Owner. Each New Contract Owner may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the Option chosen by the original New Contract Owner.

The Options available to each New Contract Owner will be determined by the applicable following Category in which the New Contract Owner is defined. An Option will be deemed to have been chosen on the day we receive written notification in a form satisfactory to us.

NEW CONTRACT OWNER CATEGORIES


CATEGORY 1. If your spouse (or Annuitant's spouse in the case of a grantor trust-owned Contract) is the sole New Contract Owner of the entire Contract, your spouse must choose from among the death settlement Options A, B, C, D, or E described below. If he or she does not choose one of these Options, then Option D will apply.


CATEGORY 2. If the New Contract Owner is a living person who is not your spouse (or Annuitant's spouse in the case of a grantor trust-owned Contract), or there is


                                  47 PROSPECTUS
more than one New Contract Owner, all of whom are living persons, each New Contract Owner must choose from among the death settlement Options A, B, C, or E described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.


CATEGORY 3. If there are one or more New Contract Owner(s) and at least one of the New Contract Owners is a non-living person such as a corporation or a trust, all New Contract Owners are considered to be non-living persons for purposes of the death settlement options. Each New Contract Owner must choose death settlement Option A or C described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.

The death settlement options we currently offer are:


OPTION A. The New Contract Owner may elect to receive the Death Proceeds in a lump sum.


OPTION B. The New Contract Owner may elect to apply the Death Proceeds to one of the Income Plans described above. Such income payments must begin within one year of the date of death and must be payable:

.. Over the life of the New Contract Owner; or

.. For a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner; or

.. Over the life of the New Contract Owner with a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner.


OPTION C. The New Contract Owner may elect to receive the Contract Value payable within 5 years of the date of death. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. Any excess amount of the Death Proceeds over the Contract Value on that date will be allocated to the money market Variable Sub-account unless the New Contract Owner provides other allocation instructions.

The New Contract Owner may not make any additional purchase payments under this option. Withdrawal charges will be waived for any withdrawals made during the 5-year period after the date of death; however, amounts withdrawn may be subject to Market Value Adjustments. The New Contract Owner may exercise all rights set forth in the Transfers provision.

If the New Contract Owner dies before the Contract Value is completely withdrawn, the New Contract Owner's Beneficiary(ies) will receive the greater of the remaining Settlement Value or the remaining Contract Value within 5 years of the date of the original Contract Owner's death.


OPTION D. The New Contract Owner may elect to continue the Contract in the Accumulation Phase. If the Contract Owner was also the Annuitant, then the New Contract Owner will be the new Annuitant. This Option may only be exercised once per Contract. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date.

Unless otherwise instructed by the continuing spouse, the excess, if any, of the Death Proceeds over the Contract Value will be allocated to the Sub-accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-accounts as of the end of the Valuation Date that we receive the complete request for settlement except that any portion of this excess attributable to the Fixed Account Options will be allocated to the money market Variable Sub-account.

Within 30 days after the date we determine the Death Proceeds, the New Contract Owner may transfer all or a portion of the excess of the Death Proceeds, if any, into any combination of Variable Sub-accounts, the Standard Fixed Account and the Market Value Adjusted Fixed Account without incurring a transfer fee. Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in this Contract.

The New Contract Owner may make a single withdrawal of any amount within one year of the date of your death without incurring a Withdrawal Charge; however, the amount withdrawn may be subject to a Market Value Adjustment and a 10% tax penalty if the New Contract Owner is under age 59 1/2.


OPTION E. For Nonqualified Contracts, the New Contract Owner may elect to make withdrawals at least annually of amounts equal to the "ANNUAL REQUIRED DISTRIBUTION" calculated for each calendar year. The first such withdrawal must occur within:

.. One year of the date of death;

.. The same calendar year as the date we receive the first Complete Request for Settlement; and

.. One withdrawal frequency. The New Contract Owner must select the withdrawal frequency (monthly, quarterly, semi-annual, or annual).

Once this option is elected and frequency of withdrawals is chosen, they cannot be changed by the New Contract Owner and become irrevocable.

In the calendar year in which the Death Proceeds were determined, the ANNUAL REQUIRED DISTRIBUTION is equal to the Death Proceeds divided by the "Life Expectancy" of the New Contract Owner, and the result multiplied by a fraction that represents the portion of the calendar year remaining after the date the Death Proceeds were determined. The Life Expectancy in that calendar year is equal to the life expectancy value from IRS Tables, based on the age of the New Contract Owner as of his or her birthday in the same calendar year.


                                  48 PROSPECTUS

In any subsequent calendar year, the Annual Required Distribution is equal to the Contract Value as of December 31 of the prior year divided by the remaining Life Expectancy of the New Contract Owner. In each calendar year after the year in which the Death Proceeds were determined, the Life Expectancy of the Contract Owner is the Life Expectancy calculated in the previous calendar year minus 1 year. If the Life Expectancy is less than 1, the Annual Required Distribution is equal to the Contract Value.

If the New Contract Owner dies, the scheduled withdrawals will continue to be paid to the New Contract Owner's Beneficiary(ies).

We reserve the right to offer additional death settlement options.


DEATH OF ANNUITANT
If the Annuitant dies prior to the Payout Start Date, then the surviving Contract Owners will have the Options available to the New Contract Owner, determined by the applicable following category in which the New Contract Owner is defined, unless:

.. The Annuitant was also the Contract Owner, in which case the Death of Owner provisions above apply; or

.. The Contract Owner is a grantor trust established by a living person, in which case the Beneficiary(ies) will be deemed the New Contract Owners and the Death of Contract Owner provisions above will apply.

SURVIVING CONTRACT OWNER CATEGORIES


CATEGORY 1. If the Owner is a living person, the Contract will continue in the Accumulation Phase with a new Annuitant. The Contract Value will not be increased by any excess of the Death Proceeds over the Contract Value as of the date that we determine the value of the Death Proceeds.

The new Annuitant will be:

.. A person you name by written request, subject to the conditions described in the Annuitant section of this Contract; otherwise,

.. The youngest Owner; otherwise,

.. The youngest Beneficiary.


CATEGORY 2. If the Owner is a corporation, trust, or other non-living person, the Owner must choose between the following two options:


OPTION A. The Owner may elect to receive the Death Proceeds in a lump sum.


OPTION B. The Owner may elect to receive the Contract Value payable within 5 years of the Annuitant's date of death. Under this Option, the excess, if any, of the Death Proceeds over the Contract Value, as of the date that we determine the value of the Death Proceeds, will be added to the Contract Value. Unless otherwise instructed by the Owner, this excess will be allocated to the money market Variable Sub-account. During the 5 year period that follows the Annuitant's date of death, the Owner may exercise all rights as set forth in the Transfers section. Withdrawal Charges will be waived for any withdrawals made during this 5 year period, however, the amount withdrawal may be subject to a Market Value Adjustment.

No additional purchase payments may be added to the Contract under this section. Withdrawal Charges will be waived for any withdrawals made during this 5 year period.

We reserve the right to offer additional death settlement options.

QUALIFIED CONTRACTS

The death settlement options for qualified plans, including IRAs, may be different to conform with the individual tax requirements of each type of qualified plan. Please refer to your Endorsement for IRA plans, if applicable, for additional information on your death settlement options. In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION AND DEATH OF CO-ANNUITANT

We offer a Spousal Protection Benefit (Co-Annuitant) Option that may be added to your Contract subject to the following conditions:

.. The individually owned Contract must be either a traditional, Roth, or Simplified Employee Pension IRA.

.. The Contract Owner's spouse must be the sole Primary Beneficiary of the Contract and will be the named Co-Annuitant.

.. Both the Contract Owner and the Co-Annuitant must be age 79 or younger on the Rider Application Date.

.. The option may only be added when we issue the Contract or within 6 months of the Contract Owner's marriage. We may require proof of marriage in a form satisfactory to us.

Under the Spousal Protection Benefit Option, the Co-Annuitant will be considered to be an Annuitant under the Contract during the Accumulation Phase except that the Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date and the "Death of Annuitant" provision of your Contract does not apply on the death of the Co-Annuitant.

You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. Once we accept a change, the change will take effect on the date you signed the request. Each change is subject to any payment we make or other action we take before


                                  49 PROSPECTUS
we accept it. At any time, there may only be one Co-Annuitant under your Contract.

There is currently no charge for this option. We reserve the right to assess a mortality and expense risk charge in the future, however it will never exceed 0.15%. Once this option is added to your Contract, we guarantee that we will not increase what we charge you for this option.

You may terminate this option at any time by written notice in a form satisfactory to us. The option will terminate and the corresponding mortality and expense risk charge will cease on the earliest of the following to occur:

.. upon the death of the Co-Annuitant (as of the date we determine the Death
  Proceeds);

.. upon the death of the Contract Owner (as of the date we determine the Death
  Proceeds);

.. on the date the Contract is terminated; or

.. on the Payout Start Date.

Once terminated, a new Spousal Protection Benefit Option cannot be added to the Contract.


DEATH OF CO-ANNUITANT. If the Co-Annuitant dies prior to the Payout Start Date, subject to the following conditions, the Contract will be continued according to Option D under the "Death of Owner" provision of your Contract:

.. The Co-Annuitant must have been your legal spouse on the date of his or her death; and

.. Option D of the "Death of Owner" provision of your Contract has not previously been exercised.

The Contract may only be continued once under Option D under the "Death of Owner" provision. For a description of Option D, see the "Death of Owner" section of this prospectus.


MORE INFORMATION
--------------------------------------------------------------------------------


LINCOLN BENEFIT LIFE COMPANY
Lincoln Benefit is the issuer of the Contract. Lincoln Benefit is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 2940 South 84th Street, Lincoln, Nebraska. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois.
 All outstanding capital stock of Allstate is owned by The Allstate Corporation.

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York. We will market the Contract everywhere we conduct variable annuity business. The Contracts offered by this prospectus are issued by us and will be funded in the Variable Account and/or the Fixed Account.

Under our reinsurance agreement with Allstate Life, substantially all contract related transactions are transferred to Allstate Life and substantially all of the assets backing our reinsured liabilities are owned by Allstate Life.
 Accordingly, the results of operations with respect to applications received and contracts issued by Lincoln Benefit are not reflected in our financial statements. The amounts reflected in our financial statements relate only to the investment of those assets of Lincoln Benefit that are not transferred to Allstate Life under the reinsurance agreement. These assets represent our general account and are invested and managed by Allstate Life. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Under the Company's reinsurance agreements with Allstate Life, the Company reinsures all reserve liabilities with Allstate Life except for variable contracts. The Company's variable Contract assets and liabilities are held in legally-segregated, unitized separate accounts and are retained by the Company.
 However, the transactions related to such variable contracts such as premiums, expenses and benefits are transferred to Allstate Life.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Variable Account. We may from time to time advertise these ratings in our sales literature.


VARIABLE ACCOUNT
Lincoln Benefit Life Variable Annuity Account was originally established in 1992, as a segregated asset account of Lincoln Benefit. The Variable Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Variable Account or Lincoln Benefit.

We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Contract Value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct.
 Income, gains, and losses, whether or not realized, from assets allocated to the


                                  50 PROSPECTUS

Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Lincoln Benefit.

The Variable Account is divided into Sub-accounts. The assets of each Sub-account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-accounts or the Portfolios. Values allocated to the Variable Account and the amount of Variable Annuity payments will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. We may also use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

We have included additional information about the Variable Account in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information by writing to us or calling us at 1-800-865-5237. We have reproduced the Table of Contents of the Statement of Additional Information on page 36.


THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolios at their net asset value.


VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-account by the net asset value per share of the corresponding Portfolio. Generally, the votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.


CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-accounts that invest in additional underlying funds. We will notify you in advance of any change.


CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The board of directors/trustees of the Funds will monitor eventsfor possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Fund's board of directors/trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACTS

DISTRIBUTION. The Contracts described in this prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid to broker-dealers may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8.5% of all Purchase Payments (on a present value basis). From time to time, we may pay or permit other promotional incentives in cash, credit, or other compensation. The commission is intended to cover distribution expenses. Contracts may be sold by representatives or employees of banks.

ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Contracts. ALFS, an affiliate of Lincoln Benefit, is a


                                  51 PROSPECTUS
wholly owned subsidiary of Allstate Life Insurance Company. ALFS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Lincoln Benefit does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including liability arising out of services we provide on the Contracts.


ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. Our mailing address is P.O. Box 80469, Lincoln, Nebraska 68501-0469.

We provide the following administrative services, among others: issuance of the Contracts; maintenance of Contract Owner records; Contract Owner services; calculation of unit values; maintenance of the Variable Account; and preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least quarterly. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


TAX QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS
All matters of Nebraska law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Nebraska law, have been passed upon by William F. Emmons, Vice President, Assistant General Counsel and Assistant Secretary of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Contracts described in this prospectus are being passed upon by the law firm of Jorden Burt LLP, 1025 Thomas Jefferson St., East Lobby-Suite 400, Washington, D.C. 20007-0805.


                                  52 PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. LINCOLN BENEFIT MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF LINCOLN BENEFIT LIFE
COMPANY
Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Tax Code (the "Code"). Since the Variable Account is not an entity separate from Lincoln Benefit, and its operations form a part of Lincoln

Benefit, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Lincoln

Benefit believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Lincoln

Benefit does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Lincoln Benefit does not intend to make provisions for any such taxes. If Lincoln Benefit is taxed on investment income or capital gains of the Variable

Account, then Lincoln Benefit may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Lincoln Benefit is considered the owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions To The Non-Natural Owner Rule section.
 In accordance with the Tax Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the beneficiary. A trust named beneficiary, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment, or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract


                                  53 PROSPECTUS
owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Lincoln

Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.


                                  54 PROSPECTUS

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

PARTIAL EXCHANGES

The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance, as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Lincoln Benefit (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Lincoln Benefit is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Lincoln Benefit is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Lincoln Benefit as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or


                                  55 PROSPECTUS
eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.




TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Contracts may be used as investments with certain qualified plans such as:

.. Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the
  Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension Plans under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section
  408(p) of the Code;

.. Tax Sheltered Annuities under Section 403(b) of the Code;

.. Corporate and Self Employed Pension and Profit Sharing Plans under Sections
  401 and 403; and

.. State and Local Government and Tax-Exempt Organization Deferred Compensation
  Plans under Section 457.

Lincoln Benefit reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Lincoln Benefit can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA or Qualified Plan under which the decedent's surviving spouse is the beneficiary. Lincoln Benefit does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA or Qualified Plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED QUALIFIED CONTRACT. If you make a partial withdrawal under a Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, qualified plans require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.


                                  56 PROSPECTUS

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Lincoln Benefit reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON QUALIFIED CONTRACTS. With respect to Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON QUALIFIED CONTRACTS. Generally, Lincoln Benefit is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Lincoln Benefit is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Lincoln Benefit is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Lincoln Benefit as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security


                                  57 PROSPECTUS
number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL
IRAS)

Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION PLANS. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS). Sections 408(p) and 401(k) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an IRA or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. separates from service,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Lincoln Benefit is directed to transfer some or all of the Contract Value to another 403(b) plan.
 Generally, we do


                                  58 PROSPECTUS
not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.


CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees. Such retirement plans (commonly referred to as "H.R.10" or "Keogh") may permit the purchase of annuity contracts.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION

PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan.


ANNUAL REPORTS AND OTHER DOCUMENTS
--------------------------------------------------------------------------------

Lincoln Benefit's annual report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference, which means that it is legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000910739. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http:// www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at Lincoln Benefit Life Company, PO Box 80469, Lincoln, Nebraska, 68501-0469 or 800-865-5237.


PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the Variable Sub-accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-account over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect insurance charges, administrative expense charges, withdrawal charges, contract maintenance charges and the Credit Enhancement for CONSULTANT SOLUTIONS PLUS CONTRACTS.

Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not withdrawal charges. However, any total return figures that reflect the Credit Enhancement will also reflect applicable withdrawal charges to the extent required. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical


                                  59 PROSPECTUS
illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.


                                  60 PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Additions, Deletions, or Substitutions of Investments
--------------------------------------------------------------------------------
  The Contracts
--------------------------------------------------------------------------------
  Performance Information
--------------------------------------------------------------------------------
  Calculation of Accumulation Unit Values
--------------------------------------------------------------------------------
  Calculation of Variable Income Payments
--------------------------------------------------------------------------------
  General Matters
--------------------------------------------------------------------------------
  Experts
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Financial Statements
--------------------------------------------------------------------------------
  Appendix A
--------------------------------------------------------------------------------
  Appendix B
--------------------------------------------------------------------------------
  Appendix C
--------------------------------------------------------------------------------
  Appendix D
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                                  61 PROSPECTUS

APPENDIX A
CONTRACT COMPARISON CHART

        FEATURE                 CLASSIC                   PLUS                   ELITE               SELECT
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                 up to 5% depending on
                                                 issue age and amount
Credit Enhancement                None           of                              None                 None
                                                 purchase payments
----------------------------------------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                      1.25%                   1.45%                   1.60%               1.70%
(Base Contract)
----------------------------------------------------------------------------------------------------------------
Withdrawal Charge          7/ 7/ 6/ 5/ 4/ 3/ 2    8.5/ 8.5/ 8.5/ 7.5/
(% of purchase payment)                            6.5/ 5.5/ 4/2.5              7/ 6/ 5               None

----------------------------------------------------------------------------------------------------------------
Withdrawal Charge        Confinement, Terminal   Confinement, Terminal   Confinement, Terminal        N/A
Waivers                  Illness, Unemployment   Illness, Unemployment   Illness, Unemployment
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The Fixed Account Options available depend on the type of Contract you have purchased and the state in which your Contract was issued. The following tables summarize the availability of the Fixed Account Options in general. Please check with your representative for specific details for your state.

                            DCA FIXED ACCOUNT OPTION*
----------------------------------------------------------------------------------
                     CLASSIC           PLUS        ELITE               SELECT

                  ----------------------------------------------------------------
TRANSFER PERIODS        6-month        6-month          6-month           N/A

----------------------------------------------------------------------------------
                       12-month       12-month         12-month           N/A
                  ----------------------------------------------------------------


          STANDARD FIXED ACCOUNT OPTION (NOT AVAILABLE IN ALL STATES)**
-----------------------------------------------------------------------------------
                      CLASSIC           PLUS           ELITE            SELECT

                   ----------------------------------------------------------------

GUARANTEE PERIODS         1-year        N/A              N/A                N/A
-----------------------------------------------------------------------------------
                        N/A             N/A              N/A                N/A
                   ----------------------------------------------------------------
                        N/A             N/A              N/A                N/A
                   ----------------------------------------------------------------
                        N/A             N/A              N/A                N/A
                   ----------------------------------------------------------------


                 MVA FIXED ACCOUNT OPTION (NOT AVAILABLE IN ALL STATES)***
---------------------------------------------------------------------------------------------
                      CLASSIC             PLUS             ELITE              SELECT

---------------------------------------------------------------------------------------------
                      1-year             1-year           1-year              1-year
                   --------------------------------------------------------------------------
GUARANTEE PERIODS     3-year           3-year            3-year              3-year
---------------------------------------------------------------------------------------------
                      5-year           5-year            5-year              5-year
                   --------------------------------------------------------------------------
                      7-year           7-year            7-year              7-year
                   --------------------------------------------------------------------------
                     10-year          10-year           10-year             10-year
                   --------------------------------------------------------------------------


*
   At the time you allocate a purchase payment to the DCA Fixed Account Option, if you do not specify the term length over which the transfers are to take place, the default transfer period will be 6 months for the 6-month option and 12 months for the 12 month option.

**May be available only in states where the MVA Fixed Account Option is not offered.

*** Not available in states where the Standard Fixed Account Options are offered.


                                  62 PROSPECTUS

APPENDIX B - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The Market Value Adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the term length of the Guarantee Period for the week preceding the establishment of the Market Value Adjusted Fixed Guarantee Period Account;

J = the Treasury Rate for a maturity equal to the term length of the Market Value Adjusted Fixed Guarantee Period Account for the week preceding the date amounts are transferred or withdrawn from the Market Value Adjusted Fixed Guarantee Period Account, the date we determine the Death Proceeds, or the Payout Start Date, as the case may be ("Market Value Adjustment Date").

N = the number of whole and partial years from the Market Value Adjustment Date to the expiration of the term length of the Market Value Adjusted Fixed Guarantee Period Account.


Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15. If such yields cease to be available in Federal Reserve Bulletin Release H.15, then we will use an alternate source for such information in our discretion.

The Market Value Adjustment factor is determined from the following formula:

                            .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn, paid as Death Proceeds, or applied to an Income Plan from a Market Value Adjusted Fixed Guarantee Period Account at any time other than during the 30 day period after such Guarantee Period Account expires. NOTE: These examples assume that premium taxes are not applicable.

                       EXAMPLES OF MARKET VALUE ADJUSTMENT
Purchase Payment:  $10,000 allocated to a Market Value Adjusted Fixed Guarantee
                   Period Account
Guarantee Period:  5 years
Interest Rate:     4.50%
Full Withdrawal:   End of Contract Year 3
Contract:          Consultant Solutions Classic*



                EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)

Step 1: Calculate Contract Value at  = $10,000.00 X (1.045) /3/ = $11,411.66
End of Contract Year 3:
Step 2: Calculate the Free           = .15 X $10,000 = $1500
 Withdrawal Amount:
Step 3: Calculate the Withdrawal     = .06 X ($10,000 - $1,500) = $510
 Charge:
Step 4: Calculate the Market Value   I   =   4.50%
 Adjustment:                         J   =   4.20%
                                              730 DAYS
                                     N  =   --------   =   2
                                              365 DAYS
                                     Market Value Adjustment Factor: .9 X [I -(J + .0025)] X N
                                     = .9 X [.045 - (.042 + .0025)] X 2 = .0009
                                     Market Value Adjustment = Market Value Adjustment Factor X Amount
                                     Subject To Market Value Adjustment:
                                     = .0009 X $11,411.66 = $10.27
Step 5: Calculate the amount         = $11,411.66 - $510 + $10.27 = $10,911.93
 received by Contract owner as a
 result of full withdrawal at the
 end of Contract Year 3:


                                  63 PROSPECTUS

                                         EXAMPLE 2: (ASSUMES RISING INTEREST RATES)
Step 1: Calculate Contract Value at End of Contract Year 3:       = $10,000.00 X (1.045) /3/ = $11,411.66
Step 2: Calculate The Free Withdrawal Amount:                     = .15 X $10,000 =  $1,500
Step 3: Calculate the Withdrawal Charge:                          = 0.6 X ($10,000 - $1,500) = $510
Step 4: Calculate the Market Value Adjustment:                    I   =   4.50%
                                                                  J   =   4.80%
                                                                           730 DAYS
                                                                  N  =    -----------   =   2
                                                                            365 DAYS
                                                                  Market Value Adjustment Factor: .9 X [I - (J + .0025)] X N
                                                                  = .9 X [(.045 - (.048 + .0025)] X (2) = -.0099
                                                                  Market Value Adjustment = Market Value Adjustment Factor X
                                                                  Amount Subject To Market Value Adjustment:
                                                                  = -.0099 X $11,411.66 = -($112.98)
Step    5: Calculate the amount received by Contract owner as a   = $11,411.66 - $510 -  $112.98 = $10,788.68
 result of full withdrawal at the end of Contract Year 3:

  *These examples assume the election of the CONSULTANT SOLUTIONS CLASSIC
   CONTRACT for the purpose of illustrating the Market Value Adjustment calculation. The amounts would be different under CONSULTANT SOLUTIONS PLUS, CONSULTANT SOLUTIONS ELITE CONTRACTS, and CONSULTANT SOLUTIONS SELECT CONTRACTS which have different expenses and withdrawal charges.




                                  64 PROSPECTUS

APPENDIX C
EXAMPLE OF CALCULATION OF INCOME PROTECTION BENEFIT
--------------------------------------------------------------------------------

Appendix C illustrates how we calculate the amount guaranteed under the Income Protection Benefit Option. Please remember that you are looking at an example only. Please also remember that the Income Protection Benefit Option may only be added to Income Plans 1 and/or 2, and only to those Income Plans for which you have selected variable income payments.

To illustrate the calculation of the amount guaranteed under the Income Protection Benefit Option, we assume the following:


Adjusted age of Annuitant on the Payout Start                   65
Date:
-------------------------------------------------------------------------------
Sex of Annuitant:                                              male
-------------------------------------------------------------------------------
Income Plan selected:                                            1
-------------------------------------------------------------------------------
Payment frequency:                                            monthly
-------------------------------------------------------------------------------
Amount applied to variable income payments under             $100,000.00
the Income Plan:
-------------------------------------------------------------------------------





The example assumes that the withdrawal charge period has expired for all purchase payments. In accordance with the terms of the Contract, the following additional assumptions apply:

Assumed investment rate:                                      3%
-------------------------------------------------------------------------------
Guaranteed minimum variable income            85% of the initial variable amount
income payment:                                               value
-------------------------------------------------------------------------------


STEP 1 -  CALCULATION OF THE INITIAL VARIABLE AMOUNT INCOME VALUE:

Using the assumptions stated above, the initial monthly income payment is $5.49 per $1,000 applied to variable income payments under Income Plan 1. Therefore, the initial variable amount income value = $100,000 X $5.49/1000 = $549.00.

STEP 2 - CALCULATION OF THE AMOUNT GUARANTEED UNDER THE INCOME PROTECTION BENEFIT OPTION:

guaranteed minimum variable income payment = 85% X initial variable amount income value = 85% X $549.00 = $466.65.

STEP 3 - ILLUSTRATION OF THE EFFECT OF THE MINIMUM PAYMENT GUARANTEE UNDER THE INCOME PROTECTION BENEFIT OPTION:

If in any month your variable income payments would fall below the amount guaranteed under the Income Protection Benefit Option, your payment for that month will equal the guaranteed minimum variable income payment. For example, you would receive $466.65 even if the amount of your monthly income payment would have been less than that as a result of declining investment experience. On the other hand, if your monthly income payment is greater than the minimum guaranteed $466.65, you would receive the greater amount.




                                  65 PROSPECTUS

APPENDIX D
WITHDRAWAL ADJUSTMENT EXAMPLE - DEATH BENEFITS*
--------------------------------------------------------------------------------

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000 (For CONSULTANT SOLUTIONS PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90)).

                                                                                              Death Benefit Amount
                                                                        ------------------------------------------------------------
                                                                           ROP Value                         Annual Increase Value**
                                                                        ------------------                   -----------------------
                                                                         Classic,                            Classic
                                    Beginning                Contract     Elite                Maximum        Elite
                Type of              Contract   Transaction  Value After   and                Anniversary      and
  Date         Occurrence             Value       Amount     Occurrence   Select     Plus        Value        Select        Plus
------------------------------------------------------------------------------------------------------------------------------------
  1/1/04       Contract Anniversary   $55,000        _        $55,000    $50,000    $52,000     $55,000      $52,500       $54,600
------------------------------------------------------------------------------------------------------------------------------------
  7/1/04       Partial Withdrawal     $60,000     $15,000     $45,000    $37,500    $39,000     $41,250      $40,339       $41,953
------------------------------------------------------------------------------------------------------------------------------------


The following shows how we compute the adjusted death benefits in the example above. Please note that the withdrawal reduces the Purchase Payment Value, the Maximum Anniversary Value, and the Enhanced Beneficiary Value by the same proportion as the withdrawal reduces the Contract Value.

                                                                          Classic,
                                                                          Elite and
                                                                           Select      Plus
----------------------------------------------------------------------------------------------
ROP DEATH BENEFIT
----------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)          $15,000    $15,000
----------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)          $60,000    $60,000
----------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to            (c)          $50,000    $52,000
Partial Withdrawal
----------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)     $12,500    $13,000
----------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                     $37,500    $39,000
----------------------------------------------------------------------------------------------

MAV DEATH BENEFIT
----------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)          $15,000    $15,000
----------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)          $60,000    $60,000
----------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to            (c)          $55,000    $55,000
Partial Withdrawal
----------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)     $13,750    $13,750
----------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                     $41,250    $41,250
----------------------------------------------------------------------------------------------

ANNUAL INCREASE DEATH BENEFIT **
----------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                     (a)          $15,000    $15,000
----------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal        (b)          $60,000    $60,000
----------------------------------------------------------------------------------------------
Value of Death Benefit Amount Immediately Prior to
Partial Withdrawal (assumes 181 days worth of interest        (c)          $53,786    $55,937
on $52,500 and $54,600, respectively)
----------------------------------------------------------------------------------------------
Withdrawal Adjustment                                    [(a)/(b)]*(c)     $13,446    $13,984
----------------------------------------------------------------------------------------------
Adjusted Death Benefit                                                     $40,339    $41,953
----------------------------------------------------------------------------------------------



* For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the CONSULTANT SOLUTIONS PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

** Calculations for the Annual Increase Death Benefit assume that interest accumulates on a daily basis at a rate equivalent to 5% per year. There may be certain states in which the Benefit provides for interest that accumulates at a rate of 3% per year. If calculations assumed an interest rate of 3% per year, the adjusted death benefit would be lower.


                                  66 PROSPECTUS

APPENDIX E
CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT*
--------------------------------------------------------------------------------

The following are examples of the Enhanced Earnings Death Benefit Option. For illustrative purposes, the examples assume Earnings in each case. Please remember that you are looking at examples and that your investment performance may be greater or lower than the figures shown.

EXAMPLE 1: ELECTED WHEN CONTRACT WAS ISSUED WITHOUT ANY SUBSEQUENT ADDITIONS OR WITHDRAWALS

In this example, assume that the oldest Contract Owner is age 55 on the Rider Application Date and elects the Enhanced Earnings Death Benefit Option when the Contract is issued. The Contract Owner makes an initial purchase payment of $100,000. After four years, the Contract Owner dies. On the date Lincoln Benefit receives a Complete Request for Settlement, the Contract Value is $125,000. Prior to his death, the Contract Owner did not make any additional purchase payments or take any withdrawals.


Excess of Earnings Withdrawals                    =    $0
Purchase Payments in the 12 months prior to       =    $0
 death
In-Force Premium                                  =    $100,000
                                                       ($100,000 + $0 - $0)
In-Force Earnings                                 =    $25,000
                                                       ($125,000 - $100,000)
ENHANCED EARNINGS DEATH BENEFIT**                 =    40 % * $25,000 = $10,000



Since In-Force Earnings are less than 100% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

* For purposes of illustrating the calculation of Enhanced Earnings Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each
     Contract and the Credit Enhancement available under the CONSULTANT SOLUTIONS PLUS CONTRACT.

** If the oldest Contract Owner or Co-Annuitant had been over age 70, and both were age 79 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit would be 25% of the In-Force Earnings ($6,250.00).




EXAMPLE 2: ELECTED WHEN CONTRACT WAS ISSUED WITH SUBSEQUENT WITHDRAWALS

In this example, assume the same facts as above, except that the Contract Owner has taken a withdrawal of $10,000 during the second year of the Contract. Immediately prior to the withdrawal, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the In-Force Earnings at the time of the withdrawal. The Contract Value on the date Lincoln Benefit receives a Complete Request for Settlement will be assumed to be $114,000.

Excess of Earnings Withdrawals                                 =    $5,000
                                                                    ($10,000-$5,000)
Purchase Payments in the 12 months prior to death              =    $0
In-Force Premium                                               =    $95,000
                                                                    ($100,000+$0-$5,000)
In-Force Earnings                                              =    $19,000
                                                                    ($114,000-$95,000)
ENHANCED EARNINGS DEATH BENEFIT**                              =    40%*$19,000=$7,600


Since In-Force Earnings are less than 100% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

* For purposes of illustrating the calculation of Enhanced Earnings Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each
     Contract and the Credit Enhancement available under the CONSULTANT SOLUTIONS PLUS CONTRACT.

** If the oldest Contract Owner or Co-Annuitant had been over age 70, and both were age 79 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit would be 25% of the In-Force Earnings ($4,750.00).


                                  67 PROSPECTUS

EXAMPLE 3: ELECTED AFTER CONTRACT WAS ISSUED WITH SUBSEQUENT ADDITIONS AND WITHDRAWALS

This example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Option after the Contract has been issued and the effect of later purchase payments. In this example, assume there is no Co-Annuitant and that the oldest Contract Owner is age 72 on the Rider Application Date. At the time the Contract is issued, the Contract Owner makes a purchase payment of $100,000. After two years pass, the Contract Owner elects to add the Enhanced Earnings Death Benefit Option. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Contract Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Contract Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the Contract Owner dies with a Contract Value of $140,000 on the date Lincoln Benefit receives a Complete Request for Settlement.

Excess of Earnings Withdrawals                        =    $30,000
                                                           ($50,000-$20,000)
Purchase Payments in the 12 months prior to death     =    $0
In-Force Premium                                      =    $120,000
                                                            ($110,000+$40,000-$30,000)
In-Force Earnings                                     =    $20,000
                                                           ($140,000-$120,000)
ENHANCED EARNINGS DEATH BENEFIT**                     =    25%*$20,000=$5,000


In this example, In-Force Premium is equal to the Contract Value on Rider Application Date plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since In-Force Earnings are less than 50% of the In-Force Premium (excluding purchase payments in the 12 months prior to death ), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

* For purposes of illustrating the calculation of Enhanced Earnings Death Benefit Option, the example assumes the same hypothetical Contract Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each
     Contract and the Credit Enhancement available under the CONSULTANT SOLUTIONS PLUS CONTRACT.

** If the oldest Contract Owner had been age 70 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit would be 40% of the In-Force Earnings ($8,000.00).




EXAMPLE 4: SPOUSAL CONTINUATION:

This example is intended to illustrate the effect of a surviving spouse electing to continue the Contract upon the death of the Contract Owner on a Contract with the Enhanced Earnings Death Benefit Option and MAV Death Benefit Option. In this example, assume that there is no Co-Annuitant and that the oldest Contract Owner is age 60 at the time the Contract is purchased (with the Enhanced Earnings Death Benefit Option but without any other option) with a $100,000 purchase payment. Five years later the Contract Owner dies and the surviving spouse elects to continue the Contract. The Contract Value and Maximum Anniversary Value at this time are $150,000 and $160,000, respectively.

Excess of Earnings Withdrawals                             =    $0
Purchase Payments in the 12 months prior to death          =    $0
In-Force Premium                                           =    $100,000
                                                                ($100,000+$0-$0)
In-Force Earnings                                          =    $50,000
                                                                ($150,000-$100,000)
ENHANCED EARNINGS DEATH BENEFIT**                          =    40%*$50,000=$20,000

Contract Value                                             =    $150,000
Death Benefit                                              =    $160,000
Enhanced Earnings Death Benefit                            =    $20,000
Continuing Contract Value                                  =    $180,000
                                                                ($160,000+$20,000)


Since In-Force Earnings are less than 100% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.


                                  68 PROSPECTUS

Assume the surviving spouse is age 72 when the Contract is continued. At this time, the surviving spouse has the option to continue the Enhanced Earnings Death Benefit Option at an additional mortality and expense risk charge of 0.40% and with an In-Force Premium amount equal to the Contract Value and the Rider Date reset to the date the Contract is continued. If this selection is made, the Enhanced Earnings Death Benefit will be equal to the lesser of 25% of the In-Force Earnings and 50% of In-Force Premium. Otherwise, the surviving spouse may elect to terminate the Enhanced Earnings Death Benefit Option at the time of continuation.

* For purposes of illustrating the calculation of Enhanced Earnings Death Benefit Option, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the CONSULTANT SOLUTIONS PLUS CONTRACT.

** If the oldest Contract Owner had been over age 70 , and both were age 79 or younger on the Rider Application Date, the Enhanced Earnings Death Benefit would be 25% of the In-Force Earnings ($12,500.00).


                                  69 PROSPECTUS

APPENDIX F- WITHDRAWAL ADJUSTMENT EXAMPLE - ACCUMULATION BENEFIT*
--------------------------------------------------------------------------------

RIDER DATE: JANUARY 1, 2004

INITIAL PURCHASE PAYMENT: $50,000 (FOR CONSULTANT SOLUTIONS PLUS CONTRACTS, ASSUME A $2,000 CREDIT ENHANCEMENT WOULD APPLY ASSUMING ISSUE AGE 85 OR YOUNGER (A $1,000 CREDIT ENHANCEMENT WOULD APPLY ASSUMING ISSUE AGE 86-90))

INITIAL BENEFIT BASE: $50,000 FOR CONSULTANT SOLUTIONS CLASSIC, ELITE AND SELECT CONTRACTS, $52,000 FOR CONSULTANT SOLUTIONS PLUS CONTRACTS (ASSUMING ISSUE AGE 85 OR YOUNGER)

                                                                                          BENEFIT BASE
                                                                                       CLASSIC,
                                          BEGINNING     TRANSACTION   CONTRACT VALUE   ELITE AND
    DATE         TYPE OF OCCURRENCE     CONTRACT VALUE    AMOUNT     AFTER OCCURRENCE   SELECT      PLUS
-----------------------------------------------------------------------------------------------------------
   1/1/05     Contract Anniversary         $55,000              -        $55,000        $50,000    $52,000
-----------------------------------------------------------------------------------------------------------
   7/1/05        Partial Withdrawal        $60,000        $15,000        $45,000        $37,500    $39,000
-----------------------------------------------------------------------------------------------------------


The following shows how we compute the adjusted Benefit Bases in the example above. Please note the withdrawal reduces the Benefit Base by the same proportion as the withdrawal reduces the Contract Value.

                                                                        CLASSIC,
                                                                       ELITE AND
                                                                        SELECT      PLUS
BENEFIT BASE
-------------------------------------------------------------------------------------------
Partial Withdrawal Amount                                    (a)        $15,000    $15,000
-------------------------------------------------------------------------------------------
Contract Value Immediately Prior to Partial Withdrawal       (b)        $60,000    $60,000
-------------------------------------------------------------------------------------------
Value of Benefit Base Immediately Prior to Partial           (c)        $50,000    $52,000
Withdrawal
-------------------------------------------------------------------------------------------
Withdrawal Adjustment                                   [(a)/(b)]*(c)   $12,500    $13,000
-------------------------------------------------------------------------------------------
Adjusted Benefit Base                                                   $37,500    $39,000
-------------------------------------------------------------------------------------------


* For the purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values, net of applicable fees and charges. Actual Contract Values will differ due to the different fees and charges under each Contract and the Credit Enhancement available under CONSULTANT SOLUTIONS PLUS CONTRACTS. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.





                                  70 PROSPECTUS

                    THE CONSULTANT SOLUTIONS VARIABLE ANNUITY

                          Lincoln Benefit Life Company
                        Variable Annuity Separate Account
                                  PO Box 80469
                             Lincoln, NE 68501-0469
                                1 (800) 525-9287


                       Statement of Additional Information
                             Dated December 24, 2003




This Statement of Additional Information supplements the information in the prospectus for the Lincoln Benefit Life Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated __________, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.


Not all Contracts may be available in all states. Please check with your Financial Advisor for details. This Statement of Additional Information does not constitute an offer of any Contract in such cases.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus dated _______ for each Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms "Contract" and "Contracts" to refer generally to both Contracts, except as specifically noted. In addition, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract that we offer, except as specifically noted.



                                TABLE OF CONTENTS



                                                                Page
Additions, Deletions or Substitutions of Investments
The Contracts
Performance Information
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
Experts
Financial Statements
Appendix A
Appendix B
Appendix C
Appendix D

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------


We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner's interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.


THE CONTRACTS
--------------------------------------------------------------------------------

The Contracts are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

ALFS, Inc. ("ALFS") is the principal underwriter and distributor of the Contracts. ALFS is an affiliate of Lincoln Benefit. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.

TAX -FREE EXCHANGES

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time we may advertise the "standardized" and "non-standardized" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract Owner. Also please note that the performance figures shown do not reflect any applicable taxes.


STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:


                  1000(1 + T)^to the power of n  = ERV

where:

T                 =        average annual total return

ERV      =        ending redeemable value of a hypothetical $1,000 payment
                           made at the beginning of 1, 5, or 10 year
                            periods or shorter period

n        =                 number of years in the period

1000     =        hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring the contract maintenance charge, we pro rate the charge by dividing (a) the contract maintenance charge by (b) an assumed average contract size of $45,000. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts, for the periods ended December 31, 2002, are set out in Appendices A through D to this Statement of Additional Information.

The Consultant Solutions Variable Annuities were first offered as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to that date reflects the performance of the Variable Sub-Accounts, adjusted to reflect the current charges under the Contracts (and Options as applicable) as if they had been available throughout the periods shown.



NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administrative expense charge. However, these rates of return may omit one or more charges, such as withdrawal charges or the contract maintenance charge. Such charges, if reflected, would reduce the performance shown.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:


        Annualized Return = (1 + r)1/n -1

        where:
                   r = cumulative rate of return for the period shown, and


                   n = number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in value of an accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by the accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5 and 10 year periods, or period since inception of the Variable Sub-Account's or underlying Portfolio's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

Where Contracts (or optional riders) are first offered after the inception date of a Variable Sub-Account or Portfolio, the non-standardized performance will reflect the performance of the Variable Sub-Account or Portfolio, adjusted to reflect, to the extent indicated, the current contract charges (and available riders) under the Contracts as if they had been available throughout the periods shown. The Consultant Solutions Variable Annuities were first offered as of the date of this Statement of Additional Information.


Adjusted Historical Total Returns Method 1

We may advertise non-standardized total return for periods prior to the date that the Variable Sub-Accounts commenced operations. To calculate such "adjusted historical total returns" we use the non-standardized annualized total returns formula described above, computed from the inception dates of the underlying Portfolios in which the Variable Sub-Accounts invest and adjust such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under each Contract. Under Method 1, we do not include the withdrawal charge or contract maintenance charge. The adjusted historical total returns for the Variable Sub-Accounts using Method 1 for the periods ended December 31, 2003 are set out in Appendices A through D to this Statement of Additional Information.

Adjusted Historical Total Returns Method 2

We also may advertise the adjusted historical total return using the standardized annualized total returns formula described above, computed from the inception dates of the underlying Portfolios in which the Variable Sub-Accounts invest. The adjusted historical total returns for the Variable Sub-Accounts using Method 2 for the periods ended December 31, 2002, are set out in Appendices A through D to this Statement of Additional Information.


CALCULATION OF ACCUMULATION UNIT VALUES
-------------------------------------------------------------------------------

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

     (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

     (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the mortality and expense risk charge and administrative expense charge corresponding to the portion of the 365 day year (366 days for a leap year) that is in the current Valuation Period.


CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account, adjusted by any applicable Market Value Adjustment and less any applicable premium tax charge deducted at the time, to the appropriate income payment factor for the selected Income Plan to determine the Initial Variable Amount Income Value. We will allocate the Initial Variable Amount Income Value among the Variable Sub-Accounts you have chosen in the proportions you specified. The portion of the Initial Variable Amount Income Value allocated to a particular Variable Sub-Account is divided by the Annuity Unit Value for that Variable Sub-Account on the Payout Start Date. This determines the number of Annuity Units from that Variable Sub-Account which will be used to determine your variable income payments. Variable income payments, which include your first variable income payment, will vary depending on changes in the Annuity Unit Values for the Variable Sub-Accounts upon which the income payments are based. Unless annuity transfers are made between Variable Sub-Accounts, each income payment from that Variable Sub-Account will be that number of Annuity Units multiplied by the Annuity Unit Value for the Variable Sub-Account for the Valuation Date on which the income payment is made.


CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

- multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

- dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states or tax qualified plans that require the use of unisex tables.

GENERAL MATTERS
--------------------------------------------------------------------------------

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant's death if there is a non-natural Contract Owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Funds' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

EXPERTS

The financial statements of Lincoln Benefit Life Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the related financial statement schedule incorporated by reference in the prospectus and included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein and incorporated by reference in the prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 12), and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Lincoln Benefit Variable Annuity Account as of December 31, 2002 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2002 and for each of the periods in the two year period then ended, the financials statements of Lincoln Benefit as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, the related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and financial statement schedule of Lincoln Benefit included herein should be considered only as bearing upon the ability of Lincoln Benefit to meet its obligations under the Contracts.










                                   APPENDIX A

                      LBL ADVISOR B-SHARE ANNUITY CONTRACT

The LBL Advisor B-Share Variable Annuity Contracts were first offered as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to that date reflects the performance of the Variable Sub-Accounts, adjusted to reflect the current charges under the Contracts (and Options as applicable) as if they had been available throughout the periods shown.

The Contract charges include a maximum withdrawal charge of 7% that declines to zero after 7 years (not shown for adjusted historical total returns method 1), an annual contract maintenance charge of $30 (not shown for adjusted historical total returns method 1), and total Variable Account annual expenses of:

-    1.35% (without any optional benefit riders), or

-    1.55% with the MAV Death Benefit Option, or

-    1.65% with the Enhanced Beneficiary Protection (Annual Increase) Option, or

- 1.85% with the MAV Death Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option, or

- 1.60% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 1.80% with the MAV Death Benefit Option and the Earnings Protection Death Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 1.90% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date), or

- 2.10% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 1.75% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 1.95% with the MAV Death Benefit Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 2.05% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date), or

- 2.25% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

-    1.35% with the TrueReturn Option, or

-    1.55% with the MAV Death Benefit Option and the TrueReturn Option, or

- 1.65% with the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

- 1.85% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

- 1.60% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 1.80% with the MAV Death Benefit Option, the Earnings Protection Death Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 1.90% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date) and the TrueReturn Option, or

- 2.10% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 1.75% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 1.95% with the MAV Death Benefit Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 2.05% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date) and the TrueReturn Option, or

- 2.25% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option.

See the Expense Table in the Prospectus for more details.




Standardized Total Returns

Set out below are the standardized total returns for each Variable Sub-Account since its inception through December 31, 2003. Standardized total returns are not shown for the Variable Sub-Accounts that were first offered as of the date of this Statement of Additional Information. The following Variable Sub-Accounts commenced operations on January 31, 2000: AllianceBernstein Growth, AllianceBernstein Growth and Income, AllianceBernstein Premier Growth, Putnam VT Growth and Income and Putnam VT International Equity. The following Variable Sub-Accounts commenced operations on June 5, 2000: Morgan Stanley VIS Aggressive Equity, Morgan Stanley VIS Dividend Growth, Morgan Stanley VIS Equity, Morgan Stanley VIS EuropeanGrowth, Morgan Stanley VIS Global Advantage, Morgan Stanley VIS Global Dividend Growth, Morgan Stanley VIS High Yield, Morgan Stanley VIS Income Builder, Morgan Stanley VIS Limited Duration, Morgan Stanley VIS Money Market, Morgan Stanley VIS Pacific Growth, Morgan Stanley VIS Quality Income Plus, Morgan Stanley VIS S&P 500 Index, Morgan Stanley VIS Strategist and Morgan Stanley VIS Utilities. The Morgan Stanley VIS Information, Van Kampen LIT Emerging Growth, Van Kampen LIT Comstock and Van Kampen LIT Growth and Income Variable Sub-Accounts commenced operations on November 6, 2000, May 17, 2001, May 1, 2002 and October 1, 2002, respectively. The remaining Variable Sub-Accounts were first offered as of the date of this Statement of Additional Information.


(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.30%            N/A             -20.75%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.58%             N/A              2.95%
Fidelity VIP Overseas - Service Class 2                                      -27.56%            N/A             -25.02%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.57%            N/A             -10.95%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.76%            N/A             -28.09%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.10%            N/A             -15.54%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.43%            N/A              -4.49%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.30%            N/A             -67.06%
PIMCO Foreign Bond - Administrative Shares                                    0.71%             N/A              5.86%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.06%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.59%             N/A              6.43%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.92%            N/A             -18.90%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A

AIM (except for Basic Value & Mid Cap Core)

The Portfolios' Series II shares (12b-1 class) was first offered on 8/21/01 for AIM V.I. Capital Appreciation Fund, 11/7/01 for AIM V.I. Dent Demographic Trends Fund, and 9/19/01 for AIM V.I. Premier Equity Fund. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Series I shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

All Alger

Each of the Portfolios' Class S shares (12b-1 class) was first offered on 4/30/02. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Class O shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

All Fidelity

Each of the Portfolios' Service Class 2 shares (12b-1 class) was first offered on 1/12/00. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Initial Class shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

Janus (Balanced & Capital Appreciation only)

Each of the Portfolios' Service Shares (12b-1 class) was first offered on 12/30/99. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Institutional Shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

MFS (except for MFS Value)

Each of the Portfolios' Service Class (12b-1 class) was first offered on 4/28/00. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Initial Class shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

All Oppenheimer

The Portfolios' Service Shares (12b-1 class) was first offered on 10/16/00 for Oppenheimer Global Securities Fund/VA and 7/16/01 for Oppenheimer Main Street Small Cap Fund/VA. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' non-12b-1 class, adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

Salomon Brothers (except SB Government)

The Portfolios' Class II shares (12b-1 class) was first offered on 6/10/03 for Salomon Brothers Variable All Cap Fund, xx/xx/xx for Salomon Brothers Variable High Yield Fund, and xx/xx/xx for Salomon Brothers Variable Investors Fund. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class I shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

All Scudder

The Portfolios' Class B shares (12b-1 class) was first offered on 4/30/02. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Class A shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

All T. Rowe Price

The Portfolios' Class II shares (12b-1 class) was first offered on 4/29/02. For periods prior to this date, the performance shown is based on the historical performance of the Portfolios' Class A shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

Van Kampen LIT Growth and Income

The Portfolio's Class II shares (12b-1 class) was first offered on 9/18/00 except for Van Kampen LIT Government Portfolio which was first offered on 12/15/00. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class I shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.

Van Kampen UIF

The Portfolios' Class II shares (12b-1 class) was first offered on 5/2/03 for Van Kampen UIF Equity Growth Portfolio and 11/5/02 for Van Kampen UIF U.S. Real Estate Portfolio. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class I shares (non-12b-1 class), adjusted to reflect the 12b-1 fees of the Portfolios' 12b-1 class shares.





(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.47%            N/A             -20.92%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.36%             N/A              2.74%
Fidelity VIP Overseas - Service Class 2                                      -27.72%            N/A             -25.19%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.74%            N/A             -11.14%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.89%            N/A             -28.24%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.26%            N/A             -15.72%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.60%            N/A              -4.69%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.40%            N/A             -67.16%
PIMCO Foreign Bond - Administrative Shares                                    0.50%             N/A              5.65%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              0.85%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.37%             N/A              6.21%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.09%            N/A             -19.07%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Beneficiary Protection (Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.55%            N/A             -21.00%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.25%             N/A              2.63%
Fidelity VIP Overseas - Service Class 2                                      -27.80%            N/A             -25.27%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.82%            N/A             -11.24%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.96%            N/A             -28.32%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.34%            N/A             -15.81%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.68%            N/A              -4.79%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.45%            N/A             -67.21%
PIMCO Foreign Bond - Administrative Shares                                    0.39%             N/A              5.54%
PIMCO Money Market - Administrative Shares                                   -6.29%             N/A              0.74%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.26%             N/A              6.10%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.18%            N/A             -19.16%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A





(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.71%            N/A             -21.17%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.04%             N/A              2.41%
Fidelity VIP Overseas - Service Class 2                                      -27.96%            N/A             -25.43%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.00%            N/A             -11.43%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.09%            N/A             -28.48%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.51%            N/A             -16.00%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.84%            N/A              -4.99%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.55%            N/A             -67.31%
PIMCO Foreign Bond - Administrative Shares                                    0.18%             N/A              5.32%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.53%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.05%             N/A              5.88%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.34%            N/A             -19.33%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.51%            N/A             -20.96%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.31%             N/A              2.68%
Fidelity VIP Overseas - Service Class 2                                      -27.76%            N/A             -25.23%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.78%            N/A             -11.19%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.92%            N/A             -28.28%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.30%            N/A             -15.77%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.64%            N/A              -4.74%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.42%            N/A             -67.18%
PIMCO Foreign Bond - Administrative Shares                                    0.44%             N/A              5.59%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              0.80%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.32%             N/A              6.16%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.13%            N/A             -19.12%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.67%            N/A             -21.13%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.09%             N/A              2.46%
Fidelity VIP Overseas - Service Class 2                                      -27.92%            N/A             -25.39%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.95%            N/A             -11.38%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.06%            N/A             -28.44%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.47%            N/A             -15.95%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.80%            N/A              -4.94%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.52%            N/A             -67.28%
PIMCO Foreign Bond - Administrative Shares                                    0.23%             N/A              5.37%
PIMCO Money Market - Administrative Shares                                   -6.44%             N/A              0.59%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.10%             N/A              5.94%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.30%            N/A             -19.29%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A











(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.75%            N/A             -21.22%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.98%             N/A              2.36%
Fidelity VIP Overseas - Service Class 2                                      -27.99%            N/A             -25.47%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.04%            N/A             -11.48%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.13%            N/A             -28.52%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.55%            N/A             -16.04%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.88%            N/A              -5.04%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.57%            N/A             -67.33%
PIMCO Foreign Bond - Administrative Shares                                    0.13%             N/A              5.26%
PIMCO Money Market - Administrative Shares                                   -6.54%             N/A              0.48%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.00%             N/A              5.83%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.39%            N/A             -19.38%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.91%            N/A             -21.39%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.77%             N/A              2.14%
Fidelity VIP Overseas - Service Class 2                                      -28.15%            N/A             -25.64%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.21%            N/A             -11.67%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.26%            N/A             -28.68%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.72%            N/A             -16.22%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.04%            N/A              -5.24%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.67%            N/A             -67.43%
PIMCO Foreign Bond - Administrative Shares                                   -0.09%             N/A              5.05%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.27%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.78%             N/A              5.61%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.55%            N/A             -19.55%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.63%            N/A             -21.09%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.15%             N/A              2.52%
Fidelity VIP Overseas - Service Class 2                                      -27.88%            N/A             -25.35%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.91%            N/A             -11.33%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.03%            N/A             -28.40%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.43%            N/A             -15.90%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.76%            N/A              -4.89%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.50%            N/A             -67.26%
PIMCO Foreign Bond - Administrative Shares                                    0.29%             N/A              5.43%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              0.64%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.16%             N/A              5.99%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.26%            N/A             -19.25%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.79%            N/A             -21.26%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.93%             N/A              2.30%
Fidelity VIP Overseas - Service Class 2                                      -28.03%            N/A             -25.51%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.08%            N/A             -11.52%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.16%            N/A             -28.56%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.59%            N/A             -16.09%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.92%            N/A              -5.09%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.60%            N/A             -67.36%
PIMCO Foreign Bond - Administrative Shares                                    0.07%             N/A              5.21%
PIMCO Money Market - Administrative Shares                                   -6.59%             N/A              0.43%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.94%             N/A              5.77%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.43%            N/A             -19.42%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A







 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.87%            N/A             -21.34%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.82%             N/A              2.19%
Fidelity VIP Overseas - Service Class 2                                      -28.11%            N/A             -25.60%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.17%            N/A             -11.62%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.23%            N/A             -28.64%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.68%            N/A             -16.18%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.00%            N/A              -5.19%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.65%            N/A             -67.41%
PIMCO Foreign Bond - Administrative Shares                                   -0.03%             N/A              5.10%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.32%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.83%             N/A              5.66%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.51%            N/A             -19.51%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.04%            N/A             -21.52%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.61%             N/A              1.98%
Fidelity VIP Overseas - Service Class 2                                      -28.27%            N/A             -25.76%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.34%            N/A             -11.81%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.36%            N/A             -28.79%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.84%            N/A             -16.36%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.16%            N/A              -5.39%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.75%            N/A             -67.51%
PIMCO Foreign Bond - Administrative Shares                                   -0.24%             N/A              4.88%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.11%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.62%             N/A              5.44%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.68%            N/A             -19.68%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(Without the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.80%            N/A             -21.47%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.08%             N/A              2.20%
Fidelity VIP Overseas - Service Class 2                                      -28.06%            N/A             -25.75%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.07%            N/A             -11.66%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.26%            N/A             -28.78%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.60%            N/A             -16.25%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.93%            N/A              -5.09%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.80%            N/A             -68.15%
PIMCO Foreign Bond - Administrative Shares                                    0.21%             N/A              5.25%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.43%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.09%             N/A              5.82%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.42%            N/A             -19.62%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.97%            N/A             -21.64%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.86%             N/A              1.98%
Fidelity VIP Overseas - Service Class 2                                      -28.22%            N/A             -25.91%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.24%            N/A             -11.85%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.39%            N/A             -28.93%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.76%            N/A             -16.43%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.10%            N/A              -5.29%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.90%            N/A             -68.26%
PIMCO Foreign Bond - Administrative Shares                                    0.00%             N/A              5.03%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.22%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.87%             N/A              5.60%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.59%            N/A             -19.80%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.05%            N/A             -21.72%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.75%             N/A              1.88%
Fidelity VIP Overseas - Service Class 2                                      -28.30%            N/A             -25.99%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.32%            N/A             -11.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.46%            N/A             -29.01%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.84%            N/A             -16.52%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.18%            N/A              -5.40%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.95%            N/A             -68.31%
PIMCO Foreign Bond - Administrative Shares                                   -0.11%             N/A              4.92%
PIMCO Money Market - Administrative Shares                                   -6.79%             N/A              0.11%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.76%             N/A              5.49%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.68%            N/A             -19.88%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.21%            N/A             -21.90%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.54%             N/A              1.66%
Fidelity VIP Overseas - Service Class 2                                      -28.46%            N/A             -26.16%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.50%            N/A             -12.13%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.59%            N/A             -29.17%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.01%            N/A             -16.70%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.34%            N/A              -5.60%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.05%            N/A             -68.41%
PIMCO Foreign Bond - Administrative Shares                                   -0.32%             N/A              4.70%
PIMCO Money Market - Administrative Shares                                   -6.99%             N/A              -0.10%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.55%             N/A              5.27%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.84%            N/A             -20.06%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.01%            N/A             -21.68%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.81%             N/A              1.93%
Fidelity VIP Overseas - Service Class 2                                      -28.26%            N/A             -25.95%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.28%            N/A             -11.90%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.42%            N/A             -28.97%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.80%            N/A             -16.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.14%            N/A              -5.35%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.92%            N/A             -68.28%
PIMCO Foreign Bond - Administrative Shares                                   -0.06%             N/A              4.98%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.17%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.82%             N/A              5.54%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.63%            N/A             -19.84%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.17%            N/A             -21.85%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.59%             N/A              1.71%
Fidelity VIP Overseas - Service Class 2                                      -28.42%            N/A             -26.12%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.45%            N/A             -12.09%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.56%            N/A             -29.13%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.97%            N/A             -16.66%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.30%            N/A              -5.55%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.02%            N/A             -68.38%
PIMCO Foreign Bond - Administrative Shares                                   -0.27%             N/A              4.76%
PIMCO Money Market - Administrative Shares                                   -6.94%             N/A              -0.05%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.60%             N/A              5.32%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.80%            N/A             -20.02%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.25%            N/A             -21.94%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.48%             N/A              1.60%
Fidelity VIP Overseas - Service Class 2                                      -28.49%            N/A             -26.20%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.54%            N/A             -12.18%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.63%            N/A             -29.21%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.05%            N/A             -16.75%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.38%            N/A              -5.65%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.07%            N/A             -68.43%
PIMCO Foreign Bond - Administrative Shares                                   -0.37%             N/A              4.65%
PIMCO Money Market - Administrative Shares                                   -7.04%             N/A              -0.15%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.50%             N/A              5.21%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.89%            N/A             -20.10%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.41%            N/A             -22.11%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.27%             N/A              1.39%
Fidelity VIP Overseas - Service Class 2                                      -28.65%            N/A             -26.36%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.71%            N/A             -12.37%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.76%            N/A             -29.37%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.22%            N/A             -16.93%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.54%            N/A              -5.85%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.17%            N/A             -68.54%
PIMCO Foreign Bond - Administrative Shares                                   -0.59%             N/A              4.43%
PIMCO Money Market - Administrative Shares                                   -7.24%             N/A              -0.36%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.28%             N/A              4.99%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -23.05%            N/A             -20.28%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.13%            N/A             -21.81%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.65%             N/A              1.77%
Fidelity VIP Overseas - Service Class 2                                      -28.38%            N/A             -26.08%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.41%            N/A             -12.04%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.53%            N/A             -29.09%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.93%            N/A             -16.61%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.26%            N/A              -5.50%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.00%            N/A             -68.36%
PIMCO Foreign Bond - Administrative Shares                                   -0.21%             N/A              4.81%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.01%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.66%             N/A              5.38%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.76%            N/A             -19.97%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.29%            N/A             -21.98%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.43%             N/A              1.55%
Fidelity VIP Overseas - Service Class 2                                      -28.53%            N/A             -26.24%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.58%            N/A             -12.23%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.66%            N/A             -29.25%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.09%            N/A             -16.80%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.42%            N/A              -5.70%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.10%            N/A             -68.46%
PIMCO Foreign Bond - Administrative Shares                                   -0.43%             N/A              4.60%
PIMCO Money Market - Administrative Shares                                   -7.09%             N/A              -0.20%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.44%             N/A              5.16%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.93%            N/A             -20.15%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.37%            N/A             -22.07%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.32%             N/A              1.44%
Fidelity VIP Overseas - Service Class 2                                      -28.61%            N/A             -26.32%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.67%            N/A             -12.32%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.73%            N/A             -29.33%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.18%            N/A             -16.89%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.50%            N/A              -5.80%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.15%            N/A             -68.51%
PIMCO Foreign Bond - Administrative Shares                                   -0.53%             N/A              4.49%
PIMCO Money Market - Administrative Shares                                   -7.19%             N/A              -0.31%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.33%             N/A              5.05%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -23.01%            N/A             -20.23%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -25.54%            N/A             -22.24%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.11%             N/A              1.23%
Fidelity VIP Overseas - Service Class 2                                      -28.77%            N/A             -26.48%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.84%            N/A             -12.51%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.86%            N/A             -29.48%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -24.34%            N/A             -17.07%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.66%            N/A              -6.00%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -57.25%            N/A             -68.61%
PIMCO Foreign Bond - Administrative Shares                                   -0.74%             N/A              4.27%
PIMCO Money Market - Administrative Shares                                   -7.39%             N/A              -0.52%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.12%             N/A              4.83%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -23.18%            N/A             -20.41%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



Adjusted Historical Total Returns Method 1

Set out below are the adjusted historical total returns for each Variable Sub-Account using Method 1 for the periods ended December 31, 2003. Adjusted historical total returns using Method 1 are not shown for the Morgan Stanley UIF Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below do not reflect withdrawal charges or the $30 annual contract maintenance charge.



Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997



(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.40%            N/A             -17.10%
AIM V.I. Capital Appreciation - Series II                                    -25.52%           -3.80%            5.62%
AIM V.I. Dent Demographic Trends - Series II                                 -33.22%            N/A             -28.71%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.42%            N/A              -4.98%
AIM V.I. Premier Equity - Series II                                          -31.38%           -3.74%            6.13%
Alger American Growth - Class S                                              -34.02%           -1.63%            7.46%
Alger American Leveraged AllCap - Class S                                    -34.95%           1.62%             11.76%
Alger American MidCap Growth - Class S                                       -31.05%           2.55%             10.69%
Fidelity VIP Asset Manager - Service Class 2                                 -10.25%           -0.27%            5.30%
Fidelity VIP Contrafund - Service Class 2                                    -10.82%           2.05%             10.48%
Fidelity VIP Equity-Income - Service Class 2                                 -18.26%           -1.29%            8.04%
Fidelity VIP Growth - Service Class 2                                        -31.23%           -1.95%            6.70%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.62%            5.71%             5.56%
Fidelity VIP Overseas - Service Class 2                                      -21.52%           -5.43%            3.06%
Fidelity VIP Index 500 - Service Class 2                                     -23.49%           -2.42%            7.31%
Janus Aspen Series Balanced: Service Shares                                  -7.93%            6.52%             10.11%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.06%           5.40%             8.99%
Janus Aspen Series International Value: Service Shares                       -14.53%            N/A              -6.80%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.95%            -2.09%            2.00%
MFS Investors Growth Stock - Service Class                                   -28.69%            N/A             -10.10%
MFS Investors Trust - Service Class                                          -22.21%           -4.59%            3.87%
MFS New Discovery - Service Class                                            -32.72%            N/A              0.59%
MFS Total Return - Service Class                                             -6.62%            3.39%             9.00%
MFS Value - Service Class                                                      N/A              N/A             -14.95%
Oppenheimer Global Securities - Service Shares                               -23.41%           3.81%             10.23%
Oppenheimer Main Street Small Cap - Service Shares                           -17.06%            N/A              -2.25%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.40%            N/A              -3.19%
PEA Renaissance                                                                N/A              N/A             -13.21%
PEA Science and Technology                                                   -50.26%            N/A             -54.75%
PIMCO Foreign Bond - Administrative Shares                                    6.75%             N/A              4.55%
PIMCO Money Market - Administrative Shares                                    0.05%             N/A              2.46%
PIMCO Real Return - Administrative Shares                                    15.99%             N/A              10.64%
PIMCO Total Return - Administrative Shares                                    7.62%            5.63%             5.63%
Rydex Sector Rotation                                                          N/A              N/A             -23.10%
Salomon Brothers Variable All Cap - Class II                                 -26.25%            N/A              3.89%
Salomon Brothers Variable High Yield - Class II                               5.14%             N/A              1.76%
Salomon Brothers Variable Investors - Class II                               -24.31%            N/A              -0.70%
T. Rowe Price Equity Income - II                                             -14.52%           0.80%             9.30%
T. Rowe Price Blue Chip Growth - II                                          -25.12%            N/A             -20.26%
Van Eck Worldwide Emerging Markets                                           -4.32%            -7.33%            -4.23%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.15%            -5.41%            3.65%
Van Kampen LIT Aggressive Growth, Class II                                   -33.43%            N/A             -41.10%
Van Kampen LIT Government Portfolio, Class II                                 7.87%            5.04%             4.76%
Van Kampen LIT Growth and Income, Class II                                   -15.88%           3.70%             6.45%
Van Kampen UIF Equity Growth, Class II                                       -29.01%           -3.66%            1.40%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.33%            2.70%             5.01%



(With the MAV Death Benefit Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.56%            N/A             -17.26%
AIM V.I. Capital Appreciation - Series II                                    -25.67%           -3.99%            5.41%
AIM V.I. Dent Demographic Trends - Series II                                 -33.35%            N/A             -28.86%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.60%            N/A              -5.17%
AIM V.I. Premier Equity - Series II                                          -31.52%           -3.94%            5.91%
Alger American Growth - Class S                                              -34.16%           -1.83%            7.24%
Alger American Leveraged AllCap - Class S                                    -35.08%           1.42%             11.53%
Alger American MidCap Growth - Class S                                       -31.18%           2.34%             10.47%
Fidelity VIP Asset Manager - Service Class 2                                 -10.43%           -0.47%            5.09%
Fidelity VIP Contrafund - Service Class 2                                    -11.00%           1.85%             10.26%
Fidelity VIP Equity-Income - Service Class 2                                 -18.43%           -1.48%            7.83%
Fidelity VIP Growth - Service Class 2                                        -31.37%           -2.14%            6.48%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.40%            5.50%             5.35%
Fidelity VIP Overseas - Service Class 2                                      -21.68%           -5.62%            2.85%
Fidelity VIP Index 500 - Service Class 2                                     -23.64%           -2.61%            7.10%
Janus Aspen Series Balanced: Service Shares                                  -8.11%            6.31%             9.89%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.22%           5.19%             8.78%
Janus Aspen Series International Value: Service Shares                       -14.70%            N/A              -6.99%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.75%            -2.28%            1.80%
MFS Investors Growth Stock - Service Class                                   -28.83%            N/A             -10.28%
MFS Investors Trust - Service Class                                          -22.37%           -4.78%            3.66%
MFS New Discovery - Service Class                                            -32.85%            N/A              0.39%
MFS Total Return - Service Class                                             -6.81%            3.19%             8.78%
MFS Value - Service Class                                                      N/A              N/A             -15.12%
Oppenheimer Global Securities - Service Shares                               -23.57%           3.61%             10.01%
Oppenheimer Main Street Small Cap - Service Shares                           -17.22%            N/A              -2.44%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.56%            N/A              -3.38%
PEA Renaissance                                                                N/A              N/A             -13.30%
PEA Science and Technology                                                   -50.36%            N/A             -54.84%
PIMCO Foreign Bond - Administrative Shares                                    6.54%             N/A              4.34%
PIMCO Money Market - Administrative Shares                                   -0.15%             N/A              2.26%
PIMCO Real Return - Administrative Shares                                    15.76%             N/A              10.42%
PIMCO Total Return - Administrative Shares                                    7.41%            5.42%             5.42%
Rydex Sector Rotation                                                          N/A              N/A             -23.20%
Salomon Brothers Variable All Cap - Class II                                 -26.40%            N/A              3.69%
Salomon Brothers Variable High Yield - Class II                               4.93%             N/A              1.55%
Salomon Brothers Variable Investors - Class II                               -24.46%            N/A              -0.89%
T. Rowe Price Equity Income - II                                             -14.69%           0.60%             9.08%
T. Rowe Price Blue Chip Growth - II                                          -25.27%            N/A             -20.41%
Van Eck Worldwide Emerging Markets                                           -4.51%            -7.52%            -4.42%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.34%            -5.60%            3.44%
Van Kampen LIT Aggressive Growth, Class II                                   -33.56%            N/A             -41.21%
Van Kampen LIT Government Portfolio, Class II                                 7.65%            4.83%             4.55%
Van Kampen LIT Growth and Income, Class II                                   -16.05%           3.49%             6.23%
Van Kampen UIF Equity Growth, Class II                                       -29.15%           -3.85%            1.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.53%            2.49%             4.80%


(With the Enhanced Beneficiary Protection (Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.63%            N/A             -17.35%
AIM V.I. Capital Appreciation - Series II                                    -25.75%           -4.09%            5.30%
AIM V.I. Dent Demographic Trends - Series II                                 -33.42%            N/A             -28.93%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.69%            N/A              -5.27%
AIM V.I. Premier Equity - Series II                                          -31.59%           -4.03%            5.81%
Alger American Growth - Class S                                              -34.22%           -1.93%            7.14%
Alger American Leveraged AllCap - Class S                                    -35.14%           1.32%             11.42%
Alger American MidCap Growth - Class S                                       -31.25%           2.24%             10.36%
Fidelity VIP Asset Manager - Service Class 2                                 -10.52%           -0.57%            4.99%
Fidelity VIP Contrafund - Service Class 2                                    -11.08%           1.75%             10.15%
Fidelity VIP Equity-Income - Service Class 2                                 -18.51%           -1.58%            7.72%
Fidelity VIP Growth - Service Class 2                                        -31.44%           -2.24%            6.38%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.29%            5.40%             5.25%
Fidelity VIP Overseas - Service Class 2                                      -21.76%           -5.71%            2.75%
Fidelity VIP Index 500 - Service Class 2                                     -23.72%           -2.71%            6.99%
Janus Aspen Series Balanced: Service Shares                                  -8.20%            6.20%             9.78%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.30%           5.09%             8.67%
Janus Aspen Series International Value: Service Shares                       -14.79%            N/A              -7.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.65%            -2.38%            1.69%
MFS Investors Growth Stock - Service Class                                   -28.90%            N/A             -10.37%
MFS Investors Trust - Service Class                                          -22.45%           -4.87%            3.56%
MFS New Discovery - Service Class                                            -32.92%            N/A              0.29%
MFS Total Return - Service Class                                             -6.90%            3.08%             8.67%
MFS Value - Service Class                                                      N/A              N/A             -15.20%
Oppenheimer Global Securities - Service Shares                               -23.64%           3.50%             9.90%
Oppenheimer Main Street Small Cap - Service Shares                           -17.31%            N/A              -2.54%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.64%            N/A              -3.48%
PEA Renaissance                                                                N/A              N/A             -13.35%
PEA Science and Technology                                                   -50.41%            N/A             -54.88%
PIMCO Foreign Bond - Administrative Shares                                    6.43%             N/A              4.24%
PIMCO Money Market - Administrative Shares                                   -0.25%             N/A              2.15%
PIMCO Real Return - Administrative Shares                                    15.64%             N/A              10.31%
PIMCO Total Return - Administrative Shares                                    7.30%            5.32%             5.32%
Rydex Sector Rotation                                                          N/A              N/A             -23.25%
Salomon Brothers Variable All Cap - Class II                                 -26.47%            N/A              3.58%
Salomon Brothers Variable High Yield - Class II                               4.82%             N/A              1.45%
Salomon Brothers Variable Investors - Class II                               -24.54%            N/A              -0.99%
T. Rowe Price Equity Income - II                                             -14.77%           0.50%             8.97%
T. Rowe Price Blue Chip Growth - II                                          -25.35%            N/A             -20.49%
Van Eck Worldwide Emerging Markets                                           -4.61%            -7.61%            -4.52%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.44%            -5.70%            3.34%
Van Kampen LIT Aggressive Growth, Class II                                   -33.63%            N/A             -41.27%
Van Kampen LIT Government Portfolio, Class II                                 7.55%            4.72%             4.45%
Van Kampen LIT Growth and Income, Class II                                   -16.14%           3.38%             6.13%
Van Kampen UIF Equity Growth, Class II                                       -29.22%           -3.95%            1.09%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.63%            2.39%             4.70%



(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.79%            N/A             -17.51%
AIM V.I. Capital Appreciation - Series II                                    -25.89%           -4.28%            5.09%
AIM V.I. Dent Demographic Trends - Series II                                 -33.55%            N/A             -29.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.86%            N/A              -5.46%
AIM V.I. Premier Equity - Series II                                          -31.73%           -4.22%            5.60%
Alger American Growth - Class S                                              -34.35%           -2.12%            6.92%
Alger American Leveraged AllCap - Class S                                    -35.27%           1.11%             11.20%
Alger American MidCap Growth - Class S                                       -31.39%           2.04%             10.14%
Fidelity VIP Asset Manager - Service Class 2                                 -10.70%           -0.77%            4.78%
Fidelity VIP Contrafund - Service Class 2                                    -11.26%           1.54%             9.93%
Fidelity VIP Equity-Income - Service Class 2                                 -18.67%           -1.78%            7.50%
Fidelity VIP Growth - Service Class 2                                        -31.58%           -2.44%            6.16%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.08%            5.19%             5.04%
Fidelity VIP Overseas - Service Class 2                                      -21.92%           -5.90%            2.55%
Fidelity VIP Index 500 - Service Class 2                                     -23.87%           -2.91%            6.78%
Janus Aspen Series Balanced: Service Shares                                  -8.38%            5.99%             9.56%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.47%           4.88%             8.45%
Janus Aspen Series International Value: Service Shares                       -14.96%            N/A              -7.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.45%            -2.58%            1.49%
MFS Investors Growth Stock - Service Class                                   -29.04%            N/A             -10.55%
MFS Investors Trust - Service Class                                          -22.60%           -5.06%            3.35%
MFS New Discovery - Service Class                                            -33.05%            N/A              0.09%
MFS Total Return - Service Class                                             -7.09%            2.88%             8.46%
MFS Value - Service Class                                                      N/A              N/A             -15.37%
Oppenheimer Global Securities - Service Shares                               -23.80%           3.29%             9.68%
Oppenheimer Main Street Small Cap - Service Shares                           -17.47%            N/A              -2.73%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.80%            N/A              -3.67%
PEA Renaissance                                                                N/A              N/A             -13.44%
PEA Science and Technology                                                   -50.51%            N/A             -54.97%
PIMCO Foreign Bond - Administrative Shares                                    6.22%             N/A              4.03%
PIMCO Money Market - Administrative Shares                                   -0.45%             N/A              1.95%
PIMCO Real Return - Administrative Shares                                    15.41%             N/A              10.09%
PIMCO Total Return - Administrative Shares                                    7.09%            5.11%             5.11%
Rydex Sector Rotation                                                          N/A              N/A             -23.36%
Salomon Brothers Variable All Cap - Class II                                 -26.62%            N/A              3.38%
Salomon Brothers Variable High Yield - Class II                               4.61%             N/A              1.25%
Salomon Brothers Variable Investors - Class II                               -24.69%            N/A              -1.19%
T. Rowe Price Equity Income - II                                             -14.94%           0.30%             8.75%
T. Rowe Price Blue Chip Growth - II                                          -25.50%            N/A             -20.65%
Van Eck Worldwide Emerging Markets                                           -4.80%            -7.80%            -4.71%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.63%            -5.88%            3.13%
Van Kampen LIT Aggressive Growth, Class II                                   -33.76%            N/A             -41.39%
Van Kampen LIT Government Portfolio, Class II                                 7.33%            4.51%             4.24%
Van Kampen LIT Growth and Income, Class II                                   -16.31%           3.18%             5.92%
Van Kampen UIF Equity Growth, Class II                                       -29.37%           -4.14%            0.89%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.82%            2.19%             4.49%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.60%            N/A             -17.30%
AIM V.I. Capital Appreciation - Series II                                    -25.71%           -4.04%            5.35%
AIM V.I. Dent Demographic Trends - Series II                                 -33.39%            N/A             -28.89%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.64%            N/A              -5.22%
AIM V.I. Premier Equity - Series II                                          -31.56%           -3.98%            5.86%
Alger American Growth - Class S                                              -34.19%           -1.88%            7.19%
Alger American Leveraged AllCap - Class S                                    -35.11%           1.37%             11.48%
Alger American MidCap Growth - Class S                                       -31.22%           2.29%             10.42%
Fidelity VIP Asset Manager - Service Class 2                                 -10.47%           -0.52%            5.04%
Fidelity VIP Contrafund - Service Class 2                                    -11.04%           1.80%             10.20%
Fidelity VIP Equity-Income - Service Class 2                                 -18.47%           -1.53%            7.77%
Fidelity VIP Growth - Service Class 2                                        -31.40%           -2.19%            6.43%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.35%            5.45%             5.30%
Fidelity VIP Overseas - Service Class 2                                      -21.72%           -5.66%            2.80%
Fidelity VIP Index 500 - Service Class 2                                     -23.68%           -2.66%            7.04%
Janus Aspen Series Balanced: Service Shares                                  -8.16%            6.25%             9.83%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.26%           5.14%             8.72%
Janus Aspen Series International Value: Service Shares                       -14.74%            N/A              -7.03%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.70%            -2.33%            1.74%
MFS Investors Growth Stock - Service Class                                   -28.86%            N/A             -10.32%
MFS Investors Trust - Service Class                                          -22.41%           -4.82%            3.61%
MFS New Discovery - Service Class                                            -32.89%            N/A              0.34%
MFS Total Return - Service Class                                             -6.85%            3.13%             8.73%
MFS Value - Service Class                                                      N/A              N/A             -15.16%
Oppenheimer Global Securities - Service Shares                               -23.60%           3.55%             9.95%
Oppenheimer Main Street Small Cap - Service Shares                           -17.26%            N/A              -2.49%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.60%            N/A              -3.43%
PEA Renaissance                                                                N/A              N/A             -13.32%
PEA Science and Technology                                                   -50.38%            N/A             -54.86%
PIMCO Foreign Bond - Administrative Shares                                    6.48%             N/A              4.29%
PIMCO Money Market - Administrative Shares                                   -0.20%             N/A              2.20%
PIMCO Real Return - Administrative Shares                                    15.70%             N/A              10.37%
PIMCO Total Return - Administrative Shares                                    7.36%            5.37%             5.37%
Rydex Sector Rotation                                                          N/A              N/A             -23.23%
Salomon Brothers Variable All Cap - Class II                                 -26.43%            N/A              3.63%
Salomon Brothers Variable High Yield - Class II                               4.87%             N/A              1.50%
Salomon Brothers Variable Investors - Class II                               -24.50%            N/A              -0.94%
T. Rowe Price Equity Income - II                                             -14.73%           0.55%             9.03%
T. Rowe Price Blue Chip Growth - II                                          -25.31%            N/A             -20.45%
Van Eck Worldwide Emerging Markets                                           -4.56%            -7.57%            -4.47%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.39%            -5.65%            3.39%
Van Kampen LIT Aggressive Growth, Class II                                   -33.59%            N/A             -41.24%
Van Kampen LIT Government Portfolio, Class II                                 7.60%            4.78%             4.50%
Van Kampen LIT Growth and Income, Class II                                   -16.10%           3.44%             6.18%
Van Kampen UIF Equity Growth, Class II                                       -29.19%           -3.90%            1.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.58%            2.44%             4.75%






(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.75%            N/A             -17.47%
AIM V.I. Capital Appreciation - Series II                                    -25.86%           -4.23%            5.14%
AIM V.I. Dent Demographic Trends - Series II                                 -33.52%            N/A             -29.03%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.82%            N/A              -5.41%
AIM V.I. Premier Equity - Series II                                          -31.69%           -4.18%            5.65%
Alger American Growth - Class S                                              -34.32%           -2.07%            6.98%
Alger American Leveraged AllCap - Class S                                    -35.24%           1.17%             11.25%
Alger American MidCap Growth - Class S                                       -31.35%           2.09%             10.20%
Fidelity VIP Asset Manager - Service Class 2                                 -10.65%           -0.72%            4.83%
Fidelity VIP Contrafund - Service Class 2                                    -11.22%           1.59%             9.98%
Fidelity VIP Equity-Income - Service Class 2                                 -18.63%           -1.73%            7.56%
Fidelity VIP Growth - Service Class 2                                        -31.54%           -2.39%            6.22%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.13%            5.24%             5.09%
Fidelity VIP Overseas - Service Class 2                                      -21.88%           -5.85%            2.60%
Fidelity VIP Index 500 - Service Class 2                                     -23.83%           -2.86%            6.83%
Janus Aspen Series Balanced: Service Shares                                  -8.34%            6.04%             9.62%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.43%           4.93%             8.50%
Janus Aspen Series International Value: Service Shares                       -14.91%            N/A              -7.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.50%            -2.53%            1.54%
MFS Investors Growth Stock - Service Class                                   -29.01%            N/A             -10.50%
MFS Investors Trust - Service Class                                          -22.56%           -5.01%            3.40%
MFS New Discovery - Service Class                                            -33.02%            N/A              0.14%
MFS Total Return - Service Class                                             -7.04%            2.93%             8.51%
MFS Value - Service Class                                                      N/A              N/A             -15.33%
Oppenheimer Global Securities - Service Shares                               -23.76%           3.35%             9.74%
Oppenheimer Main Street Small Cap - Service Shares                           -17.43%            N/A              -2.69%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.76%            N/A              -3.62%
PEA Renaissance                                                                N/A              N/A             -13.41%
PEA Science and Technology                                                   -50.48%            N/A             -54.95%
PIMCO Foreign Bond - Administrative Shares                                    6.27%             N/A              4.08%
PIMCO Money Market - Administrative Shares                                   -0.40%             N/A              2.00%
PIMCO Real Return - Administrative Shares                                    15.47%             N/A              10.15%
PIMCO Total Return - Administrative Shares                                    7.14%            5.16%             5.16%
Rydex Sector Rotation                                                          N/A              N/A             -23.33%
Salomon Brothers Variable All Cap - Class II                                 -26.58%            N/A              3.43%
Salomon Brothers Variable High Yield - Class II                               4.67%             N/A              1.30%
Salomon Brothers Variable Investors - Class II                               -24.65%            N/A              -1.14%
T. Rowe Price Equity Income - II                                             -14.90%           0.35%             8.81%
T. Rowe Price Blue Chip Growth - II                                          -25.46%            N/A             -20.61%
Van Eck Worldwide Emerging Markets                                           -4.75%            -7.75%            -4.66%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.58%            -5.84%            3.18%
Van Kampen LIT Aggressive Growth, Class II                                   -33.73%            N/A             -41.36%
Van Kampen LIT Government Portfolio, Class II                                 7.38%            4.57%             4.29%
Van Kampen LIT Growth and Income, Class II                                   -16.26%           3.23%             5.97%
Van Kampen UIF Equity Growth, Class II                                       -29.33%           -4.09%            0.94%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.77%            2.24%             4.54%


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.83%            N/A             -17.55%
AIM V.I. Capital Appreciation - Series II                                    -25.93%           -4.33%            5.04%
AIM V.I. Dent Demographic Trends - Series II                                 -33.59%            N/A             -29.10%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.90%            N/A              -5.50%
AIM V.I. Premier Equity - Series II                                          -31.76%           -4.27%            5.54%
Alger American Growth - Class S                                              -34.39%           -2.17%            6.87%
Alger American Leveraged AllCap - Class S                                    -35.30%           1.06%             11.14%
Alger American MidCap Growth - Class S                                       -31.42%           1.99%             10.09%
Fidelity VIP Asset Manager - Service Class 2                                 -10.74%           -0.82%            4.73%
Fidelity VIP Contrafund - Service Class 2                                    -11.31%           1.49%             9.87%
Fidelity VIP Equity-Income - Service Class 2                                 -18.71%           -1.83%            7.45%
Fidelity VIP Growth - Service Class 2                                        -31.61%           -2.49%            6.11%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.02%            5.13%             4.98%
Fidelity VIP Overseas - Service Class 2                                      -21.96%           -5.95%            2.49%
Fidelity VIP Index 500 - Service Class 2                                     -23.91%           -2.95%            6.72%
Janus Aspen Series Balanced: Service Shares                                  -8.43%            5.93%             9.51%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.51%           4.83%             8.40%
Janus Aspen Series International Value: Service Shares                       -15.00%            N/A              -7.31%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.40%            -2.62%            1.44%
MFS Investors Growth Stock - Service Class                                   -29.08%            N/A             -10.59%
MFS Investors Trust - Service Class                                          -22.64%           -5.11%            3.30%
MFS New Discovery - Service Class                                            -33.09%            N/A              0.04%
MFS Total Return - Service Class                                             -7.13%            2.83%             8.40%
MFS Value - Service Class                                                      N/A              N/A             -15.42%
Oppenheimer Global Securities - Service Shares                               -23.83%           3.24%             9.63%
Oppenheimer Main Street Small Cap - Service Shares                           -17.51%            N/A              -2.78%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.84%            N/A              -3.72%
PEA Renaissance                                                                N/A              N/A             -13.46%
PEA Science and Technology                                                   -50.53%            N/A             -55.00%
PIMCO Foreign Bond - Administrative Shares                                    6.16%             N/A              3.98%
PIMCO Money Market - Administrative Shares                                   -0.50%             N/A              1.90%
PIMCO Real Return - Administrative Shares                                    15.36%             N/A              10.04%
PIMCO Total Return - Administrative Shares                                    7.03%            5.06%             5.05%
Rydex Sector Rotation                                                          N/A              N/A             -23.38%
Salomon Brothers Variable All Cap - Class II                                 -26.65%            N/A              3.32%
Salomon Brothers Variable High Yield - Class II                               4.56%             N/A              1.20%
Salomon Brothers Variable Investors - Class II                               -24.72%            N/A              -1.24%
T. Rowe Price Equity Income - II                                             -14.99%           0.25%             8.70%
T. Rowe Price Blue Chip Growth - II                                          -25.54%            N/A             -20.69%
Van Eck Worldwide Emerging Markets                                           -4.85%            -7.84%            -4.76%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.68%            -5.93%            3.08%
Van Kampen LIT Aggressive Growth, Class II                                   -33.79%            N/A             -41.42%
Van Kampen LIT Government Portfolio, Class II                                 7.28%            4.46%             4.19%
Van Kampen LIT Growth and Income, Class II                                   -16.35%           3.13%             5.86%
Van Kampen UIF Equity Growth, Class II                                       -29.40%           -4.19%            0.84%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.87%            2.14%             4.44%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.71%            N/A             -17.43%
AIM V.I. Capital Appreciation - Series II                                    -25.82%           -4.18%            5.20%
AIM V.I. Dent Demographic Trends - Series II                                 -33.49%            N/A             -29.00%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.77%            N/A              -5.36%
AIM V.I. Premier Equity - Series II                                          -31.66%           -4.13%            5.70%
Alger American Growth - Class S                                              -34.29%           -2.02%            7.03%
Alger American Leveraged AllCap - Class S                                    -35.21%           1.22%             11.31%
Alger American MidCap Growth - Class S                                       -31.32%           2.14%             10.25%
Fidelity VIP Asset Manager - Service Class 2                                 -10.61%           -0.67%            4.88%
Fidelity VIP Contrafund - Service Class 2                                    -11.17%           1.64%             10.04%
Fidelity VIP Equity-Income - Service Class 2                                 -18.59%           -1.68%            7.61%
Fidelity VIP Growth - Service Class 2                                        -31.51%           -2.34%            6.27%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.19%            5.29%             5.14%
Fidelity VIP Overseas - Service Class 2                                      -21.84%           -5.80%            2.65%
Fidelity VIP Index 500 - Service Class 2                                     -23.79%           -2.81%            6.88%
Janus Aspen Series Balanced: Service Shares                                  -8.29%            6.09%             9.67%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.39%           4.98%             8.56%
Janus Aspen Series International Value: Service Shares                       -14.87%            N/A              -7.17%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.55%            -2.48%            1.59%
MFS Investors Growth Stock - Service Class                                   -28.97%            N/A             -10.46%
MFS Investors Trust - Service Class                                          -22.52%           -4.97%            3.46%
MFS New Discovery - Service Class                                            -32.99%            N/A              0.19%
MFS Total Return - Service Class                                             -6.99%            2.98%             8.56%
MFS Value - Service Class                                                      N/A              N/A             -15.29%
Oppenheimer Global Securities - Service Shares                               -23.72%           3.40%             9.79%
Oppenheimer Main Street Small Cap - Service Shares                           -17.39%            N/A              -2.64%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.72%            N/A              -3.57%
PEA Renaissance                                                                N/A              N/A             -13.39%
PEA Science and Technology                                                   -50.46%            N/A             -54.93%
PIMCO Foreign Bond - Administrative Shares                                    6.32%             N/A              4.13%
PIMCO Money Market - Administrative Shares                                   -0.35%             N/A              2.05%
PIMCO Real Return - Administrative Shares                                    15.53%             N/A              10.20%
PIMCO Total Return - Administrative Shares                                    7.19%            5.21%             5.21%
Rydex Sector Rotation                                                          N/A              N/A             -23.30%
Salomon Brothers Variable All Cap - Class II                                 -26.54%            N/A              3.48%
Salomon Brothers Variable High Yield - Class II                               4.72%             N/A              1.35%
Salomon Brothers Variable Investors - Class II                               -24.61%            N/A              -1.09%
T. Rowe Price Equity Income - II                                             -14.86%           0.40%             8.86%
T. Rowe Price Blue Chip Growth - II                                          -25.42%            N/A             -20.57%
Van Eck Worldwide Emerging Markets                                           -4.71%            -7.71%            -4.61%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.53%            -5.79%            3.24%
Van Kampen LIT Aggressive Growth, Class II                                   -33.69%            N/A             -41.33%
Van Kampen LIT Government Portfolio, Class II                                 7.44%            4.62%             4.34%
Van Kampen LIT Growth and Income, Class II                                   -16.22%           3.28%             6.02%
Van Kampen UIF Equity Growth, Class II                                       -29.30%           -4.05%            0.99%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.72%            2.29%             4.59%



 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.86%            N/A             -17.59%
AIM V.I. Capital Appreciation - Series II                                    -25.97%           -4.37%            4.99%
AIM V.I. Dent Demographic Trends - Series II                                 -33.62%            N/A             -29.14%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.95%            N/A              -5.55%
AIM V.I. Premier Equity - Series II                                          -31.80%           -4.32%            5.49%
Alger American Growth - Class S                                              -34.42%           -2.22%            6.82%
Alger American Leveraged AllCap - Class S                                    -35.34%           1.01%             11.09%
Alger American MidCap Growth - Class S                                       -31.46%           1.94%             10.03%
Fidelity VIP Asset Manager - Service Class 2                                 -10.79%           -0.87%            4.67%
Fidelity VIP Contrafund - Service Class 2                                    -11.35%           1.44%             9.82%
Fidelity VIP Equity-Income - Service Class 2                                 -18.75%           -1.88%            7.40%
Fidelity VIP Growth - Service Class 2                                        -31.64%           -2.53%            6.06%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.97%            5.08%             4.93%
Fidelity VIP Overseas - Service Class 2                                      -21.99%           -5.99%            2.44%
Fidelity VIP Index 500 - Service Class 2                                     -23.95%           -3.00%            6.67%
Janus Aspen Series Balanced: Service Shares                                  -8.48%            5.88%             9.45%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.55%           4.77%             8.34%
Janus Aspen Series International Value: Service Shares                       -15.04%            N/A              -7.36%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.35%            -2.67%            1.39%
MFS Investors Growth Stock - Service Class                                   -29.11%            N/A             -10.64%
MFS Investors Trust - Service Class                                          -22.68%           -5.16%            3.25%
MFS New Discovery - Service Class                                            -33.12%            N/A              -0.01%
MFS Total Return - Service Class                                             -7.18%            2.77%             8.35%
MFS Value - Service Class                                                      N/A              N/A             -15.46%
Oppenheimer Global Securities - Service Shares                               -23.87%           3.19%             9.57%
Oppenheimer Main Street Small Cap - Service Shares                           -17.55%            N/A              -2.83%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.88%            N/A              -3.77%
PEA Renaissance                                                                N/A              N/A             -13.48%
PEA Science and Technology                                                   -50.56%            N/A             -55.02%
PIMCO Foreign Bond - Administrative Shares                                    6.11%             N/A              3.92%
PIMCO Money Market - Administrative Shares                                   -0.55%             N/A              1.85%
PIMCO Real Return - Administrative Shares                                    15.30%             N/A              9.98%
PIMCO Total Return - Administrative Shares                                    6.98%            5.00%             5.00%
Rydex Sector Rotation                                                          N/A              N/A             -23.41%
Salomon Brothers Variable All Cap - Class II                                 -26.69%            N/A              3.27%
Salomon Brothers Variable High Yield - Class II                               4.51%             N/A              1.15%
Salomon Brothers Variable Investors - Class II                               -24.76%            N/A              -1.29%
T. Rowe Price Equity Income - II                                             -15.03%           0.20%             8.65%
T. Rowe Price Blue Chip Growth - II                                          -25.57%            N/A             -20.73%
Van Eck Worldwide Emerging Markets                                           -4.90%            -7.89%            -4.80%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.72%            -5.98%            3.03%
Van Kampen LIT Aggressive Growth, Class II                                   -33.83%            N/A             -41.45%
Van Kampen LIT Government Portfolio, Class II                                 7.22%            4.41%             4.14%
Van Kampen LIT Growth and Income, Class II                                   -16.39%           3.08%             5.81%
Van Kampen UIF Equity Growth, Class II                                       -29.44%           -4.24%            0.79%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.92%            2.08%             4.38%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.94%            N/A             -17.68%
AIM V.I. Capital Appreciation - Series II                                    -26.04%           -4.47%            4.88%
AIM V.I. Dent Demographic Trends - Series II                                 -33.69%            N/A             -29.21%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.04%            N/A              -5.65%
AIM V.I. Premier Equity - Series II                                          -31.86%           -4.41%            5.39%
Alger American Growth - Class S                                              -34.49%           -2.32%            6.71%
Alger American Leveraged AllCap - Class S                                    -35.40%           0.91%             10.98%
Alger American MidCap Growth - Class S                                       -31.53%           1.83%             9.92%
Fidelity VIP Asset Manager - Service Class 2                                 -10.88%           -0.97%            4.57%
Fidelity VIP Contrafund - Service Class 2                                    -11.44%           1.34%             9.71%
Fidelity VIP Equity-Income - Service Class 2                                 -18.84%           -1.98%            7.29%
Fidelity VIP Growth - Service Class 2                                        -31.71%           -2.63%            5.95%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.86%            4.98%             4.83%
Fidelity VIP Overseas - Service Class 2                                      -22.07%           -6.09%            2.34%
Fidelity VIP Index 500 - Service Class 2                                     -24.02%           -3.10%            6.56%
Janus Aspen Series Balanced: Service Shares                                  -8.57%            5.78%             9.34%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.63%           4.67%             8.23%
Janus Aspen Series International Value: Service Shares                       -15.13%            N/A              -7.45%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.25%            -2.77%            1.29%
MFS Investors Growth Stock - Service Class                                   -29.18%            N/A             -10.73%
MFS Investors Trust - Service Class                                          -22.76%           -5.25%            3.15%
MFS New Discovery - Service Class                                            -33.19%            N/A              -0.11%
MFS Total Return - Service Class                                             -7.27%            2.67%             8.24%
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                               -23.95%           3.09%             9.46%
Oppenheimer Main Street Small Cap - Service Shares                           -17.64%            N/A              -2.93%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.96%            N/A              -3.86%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -50.61%            N/A             -55.06%
PIMCO Foreign Bond - Administrative Shares                                    6.01%             N/A              3.82%
PIMCO Money Market - Administrative Shares                                   -0.65%             N/A              1.75%
PIMCO Real Return - Administrative Shares                                    15.18%             N/A              9.87%
PIMCO Total Return - Administrative Shares                                    6.87%            4.90%             4.90%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                 -26.76%            N/A              3.17%
Salomon Brothers Variable High Yield - Class II                               4.40%             N/A              1.05%
Salomon Brothers Variable Investors - Class II                               -24.84%            N/A              -1.39%
T. Rowe Price Equity Income - II                                             -15.11%           0.10%             8.54%
T. Rowe Price Blue Chip Growth - II                                          -25.65%            N/A             -20.81%
Van Eck Worldwide Emerging Markets                                           -4.99%            -7.98%            -4.90%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.82%            -6.07%            2.93%
Van Kampen LIT Aggressive Growth, Class II                                   -33.89%            N/A             -41.51%
Van Kampen LIT Government Portfolio, Class II                                 7.12%            4.31%             4.03%
Van Kampen LIT Growth and Income, Class II                                   -16.47%           2.97%             5.71%
Van Kampen UIF Equity Growth, Class II                                       -29.51%           -4.33%            0.69%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.02%            1.98%             4.28%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.09%            N/A             -17.84%
AIM V.I. Capital Appreciation - Series II                                    -26.19%           -4.66%            4.67%
AIM V.I. Dent Demographic Trends - Series II                                 -33.82%            N/A             -29.35%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.21%            N/A              -5.83%
AIM V.I. Premier Equity - Series II                                          -32.00%           -4.61%            5.18%
Alger American Growth - Class S                                              -34.62%           -2.51%            6.50%
Alger American Leveraged AllCap - Class S                                    -35.53%           0.71%             10.76%
Alger American MidCap Growth - Class S                                       -31.66%           1.63%             9.70%
Fidelity VIP Asset Manager - Service Class 2                                 -11.05%           -1.17%            4.36%
Fidelity VIP Contrafund - Service Class 2                                    -11.62%           1.14%             9.49%
Fidelity VIP Equity-Income - Service Class 2                                 -19.00%           -2.17%            7.07%
Fidelity VIP Growth - Service Class 2                                        -31.85%           -2.83%            5.74%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.65%            4.77%             4.62%
Fidelity VIP Overseas - Service Class 2                                      -22.23%           -6.27%            2.14%
Fidelity VIP Index 500 - Service Class 2                                     -24.18%           -3.29%            6.35%
Janus Aspen Series Balanced: Service Shares                                  -8.75%            5.56%             9.12%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.80%           4.46%             8.02%
Janus Aspen Series International Value: Service Shares                       -15.30%            N/A              -7.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.05%            -2.97%            1.09%
MFS Investors Growth Stock - Service Class                                   -29.33%            N/A             -10.91%
MFS Investors Trust - Service Class                                          -22.91%           -5.44%            2.94%
MFS New Discovery - Service Class                                            -33.32%            N/A              -0.31%
MFS Total Return - Service Class                                             -7.46%            2.47%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -15.71%
Oppenheimer Global Securities - Service Shares                               -24.10%           2.88%             9.24%
Oppenheimer Main Street Small Cap - Service Shares                           -17.80%            N/A              -3.12%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.12%            N/A              -4.05%
PEA Renaissance                                                                N/A              N/A             -13.62%
PEA Science and Technology                                                   -50.71%            N/A             -55.16%
PIMCO Foreign Bond - Administrative Shares                                    5.79%             N/A              3.61%
PIMCO Money Market - Administrative Shares                                   -0.85%             N/A              1.54%
PIMCO Real Return - Administrative Shares                                    14.95%             N/A              9.65%
PIMCO Total Return - Administrative Shares                                    6.66%            4.69%             4.69%
Rydex Sector Rotation                                                          N/A              N/A             -23.56%
Salomon Brothers Variable All Cap - Class II                                 -26.91%            N/A              2.96%
Salomon Brothers Variable High Yield - Class II                               4.20%             N/A              0.85%
Salomon Brothers Variable Investors - Class II                               -24.99%            N/A              -1.59%
T. Rowe Price Equity Income - II                                             -15.28%           -0.10%            8.32%
T. Rowe Price Blue Chip Growth - II                                          -25.80%            N/A             -20.97%
Van Eck Worldwide Emerging Markets                                           -5.18%            -8.17%            -5.09%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.01%            -6.26%            2.72%
Van Kampen LIT Aggressive Growth, Class II                                   -34.03%            N/A             -41.62%
Van Kampen LIT Government Portfolio, Class II                                 6.90%            4.10%             3.82%
Van Kampen LIT Growth and Income, Class II                                   -16.64%           2.77%             5.49%
Van Kampen UIF Equity Growth, Class II                                       -29.65%           -4.52%            0.49%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.21%            1.78%             4.07%



(Without the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.90%            N/A             -17.81%
AIM V.I. Capital Appreciation - Series II                                    -26.02%           -4.21%            5.32%
AIM V.I. Dent Demographic Trends - Series II                                 -33.72%            N/A             -29.54%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.92%            N/A              -5.71%
AIM V.I. Premier Equity - Series II                                          -31.88%           -4.14%            5.83%
Alger American Growth - Class S                                              -34.52%           -1.99%            7.19%
Alger American Leveraged AllCap - Class S                                    -35.45%           1.31%             11.55%
Alger American MidCap Growth - Class S                                       -31.55%           2.19%             10.44%
Fidelity VIP Asset Manager - Service Class 2                                 -10.75%           -0.72%            4.96%
Fidelity VIP Contrafund - Service Class 2                                    -11.32%           1.66%             10.22%
Fidelity VIP Equity-Income - Service Class 2                                 -18.76%           -1.74%            7.76%
Fidelity VIP Growth - Service Class 2                                        -31.73%           -2.32%            6.42%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.12%            5.25%             5.15%
Fidelity VIP Overseas - Service Class 2                                      -22.02%           -5.88%            2.75%
Fidelity VIP Index 500 - Service Class 2                                     -23.99%           -2.83%            7.02%
Janus Aspen Series Balanced: Service Shares                                  -8.43%            6.15%             9.76%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.56%           5.09%             8.69%
Janus Aspen Series International Value: Service Shares                       -15.03%            N/A              -7.38%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.45%            -2.62%            1.53%
MFS Investors Growth Stock - Service Class                                   -29.19%            N/A             -10.60%
MFS Investors Trust - Service Class                                          -22.71%           -5.04%            3.50%
MFS New Discovery - Service Class                                            -33.22%            N/A              0.18%
MFS Total Return - Service Class                                             -7.12%            2.95%             8.68%
MFS Value - Service Class                                                      N/A              N/A             -15.45%
Oppenheimer Global Securities - Service Shares                               -23.91%           3.45%             9.98%
Oppenheimer Main Street Small Cap - Service Shares                           -17.56%            N/A              -2.75%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.90%            N/A              -3.77%
PEA Renaissance                                                                N/A              N/A             -13.71%
PEA Science and Technology                                                   -50.76%            N/A             -55.99%
PIMCO Foreign Bond - Administrative Shares                                    6.25%             N/A              4.04%
PIMCO Money Market - Administrative Shares                                   -0.45%             N/A              1.86%
PIMCO Real Return - Administrative Shares                                    15.49%             N/A              10.05%
PIMCO Total Return - Administrative Shares                                    7.12%            5.17%             5.17%
Rydex Sector Rotation                                                          N/A              N/A             -23.60%
Salomon Brothers Variable All Cap - Class II                                 -26.75%            N/A              3.50%
Salomon Brothers Variable High Yield - Class II                               4.64%             N/A              1.22%
Salomon Brothers Variable Investors - Class II                               -24.81%            N/A              -1.14%
T. Rowe Price Equity Income - II                                             -15.02%           0.35%             8.99%
T. Rowe Price Blue Chip Growth - II                                          -25.62%            N/A             -21.01%
Van Eck Worldwide Emerging Markets                                           -4.82%            -7.95%            -4.84%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.65%            -6.03%            3.32%
Van Kampen LIT Aggressive Growth, Class II                                   -33.93%            N/A             -42.00%
Van Kampen LIT Government Portfolio, Class II                                 7.37%            4.57%             4.33%
Van Kampen LIT Growth and Income, Class II                                   -16.38%           3.30%             6.01%
Van Kampen UIF Equity Growth, Class II                                       -29.51%           -4.07%            1.05%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.83%            2.18%             4.55%








(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.06%            N/A             -17.98%
AIM V.I. Capital Appreciation - Series II                                    -26.17%           -4.41%            5.11%
AIM V.I. Dent Demographic Trends - Series II                                 -33.85%            N/A             -29.68%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.10%            N/A              -5.90%
AIM V.I. Premier Equity - Series II                                          -32.02%           -4.34%            5.62%
Alger American Growth - Class S                                              -34.66%           -2.19%            6.98%
Alger American Leveraged AllCap - Class S                                    -35.58%           1.11%             11.32%
Alger American MidCap Growth - Class S                                       -31.68%           1.99%             10.22%
Fidelity VIP Asset Manager - Service Class 2                                 -10.93%           -0.92%            4.75%
Fidelity VIP Contrafund - Service Class 2                                    -11.50%           1.45%             9.99%
Fidelity VIP Equity-Income - Service Class 2                                 -18.93%           -1.94%            7.54%
Fidelity VIP Growth - Service Class 2                                        -31.87%           -2.51%            6.20%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.90%            5.04%             4.94%
Fidelity VIP Overseas - Service Class 2                                      -22.18%           -6.07%            2.54%
Fidelity VIP Index 500 - Service Class 2                                     -24.14%           -3.03%            6.80%
Janus Aspen Series Balanced: Service Shares                                  -8.61%            5.94%             9.54%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.72%           4.88%             8.47%
Janus Aspen Series International Value: Service Shares                       -15.20%            N/A              -7.57%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.25%            -2.82%            1.32%
MFS Investors Growth Stock - Service Class                                   -29.33%            N/A             -10.78%
MFS Investors Trust - Service Class                                          -22.87%           -5.23%            3.29%
MFS New Discovery - Service Class                                            -33.35%            N/A              -0.03%
MFS Total Return - Service Class                                             -7.31%            2.74%             8.46%
MFS Value - Service Class                                                      N/A              N/A             -15.62%
Oppenheimer Global Securities - Service Shares                               -24.07%           3.24%             9.76%
Oppenheimer Main Street Small Cap - Service Shares                           -17.72%            N/A              -2.94%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.06%            N/A              -3.96%
PEA Renaissance                                                                N/A              N/A             -13.80%
PEA Science and Technology                                                   -50.86%            N/A             -56.09%
PIMCO Foreign Bond - Administrative Shares                                    6.04%             N/A              3.83%
PIMCO Money Market - Administrative Shares                                   -0.65%             N/A              1.66%
PIMCO Real Return - Administrative Shares                                    15.26%             N/A              9.83%
PIMCO Total Return - Administrative Shares                                    6.91%            4.96%             4.96%
Rydex Sector Rotation                                                          N/A              N/A             -23.70%
Salomon Brothers Variable All Cap - Class II                                 -26.90%            N/A              3.29%
Salomon Brothers Variable High Yield - Class II                               4.43%             N/A              1.02%
Salomon Brothers Variable Investors - Class II                               -24.96%            N/A              -1.34%
T. Rowe Price Equity Income - II                                             -15.19%           0.15%             8.77%
T. Rowe Price Blue Chip Growth - II                                          -25.77%            N/A             -21.16%
Van Eck Worldwide Emerging Markets                                           -5.01%            -8.14%            -5.04%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.84%            -6.22%            3.11%
Van Kampen LIT Aggressive Growth, Class II                                   -34.06%            N/A             -42.12%
Van Kampen LIT Government Portfolio, Class II                                 7.15%            4.36%             4.12%
Van Kampen LIT Growth and Income, Class II                                   -16.55%           3.09%             5.79%
Van Kampen UIF Equity Growth, Class II                                       -29.65%           -4.27%            0.85%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.03%            1.98%             4.33%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.13%            N/A             -18.06%
AIM V.I. Capital Appreciation - Series II                                    -26.25%           -4.50%            5.00%
AIM V.I. Dent Demographic Trends - Series II                                 -33.92%            N/A             -29.75%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.19%            N/A              -6.00%
AIM V.I. Premier Equity - Series II                                          -32.09%           -4.43%            5.51%
Alger American Growth - Class S                                              -34.72%           -2.29%            6.87%
Alger American Leveraged AllCap - Class S                                    -35.64%           1.01%             11.21%
Alger American MidCap Growth - Class S                                       -31.75%           1.88%             10.11%
Fidelity VIP Asset Manager - Service Class 2                                 -11.02%           -1.02%            4.64%
Fidelity VIP Contrafund - Service Class 2                                    -11.58%           1.35%             9.88%
Fidelity VIP Equity-Income - Service Class 2                                 -19.01%           -2.04%            7.43%
Fidelity VIP Growth - Service Class 2                                        -31.94%           -2.61%            6.09%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.79%            4.93%             4.83%
Fidelity VIP Overseas - Service Class 2                                      -22.26%           -6.16%            2.43%
Fidelity VIP Index 500 - Service Class 2                                     -24.22%           -3.13%            6.69%
Janus Aspen Series Balanced: Service Shares                                  -8.70%            5.83%             9.43%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.80%           4.78%             8.36%
Janus Aspen Series International Value: Service Shares                       -15.29%            N/A              -7.66%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.15%            -2.92%            1.22%
MFS Investors Growth Stock - Service Class                                   -29.40%            N/A             -10.87%
MFS Investors Trust - Service Class                                          -22.95%           -5.33%            3.18%
MFS New Discovery - Service Class                                            -33.42%            N/A              -0.13%
MFS Total Return - Service Class                                             -7.40%            2.64%             8.35%
MFS Value - Service Class                                                      N/A              N/A             -15.70%
Oppenheimer Global Securities - Service Shares                               -24.14%           3.14%             9.65%
Oppenheimer Main Street Small Cap - Service Shares                           -17.81%            N/A              -3.04%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.14%            N/A              -4.06%
PEA Renaissance                                                                N/A              N/A             -13.85%
PEA Science and Technology                                                   -50.91%            N/A             -56.13%
PIMCO Foreign Bond - Administrative Shares                                    5.93%             N/A              3.73%
PIMCO Money Market - Administrative Shares                                   -0.75%             N/A              1.55%
PIMCO Real Return - Administrative Shares                                    15.14%             N/A              9.72%
PIMCO Total Return - Administrative Shares                                    6.80%            4.85%             4.85%
Rydex Sector Rotation                                                          N/A              N/A             -23.75%
Salomon Brothers Variable All Cap - Class II                                 -26.97%            N/A              3.19%
Salomon Brothers Variable High Yield - Class II                               4.32%             N/A              0.91%
Salomon Brothers Variable Investors - Class II                               -25.04%            N/A              -1.44%
T. Rowe Price Equity Income - II                                             -15.27%           0.05%             8.66%
T. Rowe Price Blue Chip Growth - II                                          -25.85%            N/A             -21.24%
Van Eck Worldwide Emerging Markets                                           -5.11%            -8.23%            -5.13%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.94%            -6.31%            3.00%
Van Kampen LIT Aggressive Growth, Class II                                   -34.13%            N/A             -42.18%
Van Kampen LIT Government Portfolio, Class II                                 7.05%            4.25%             4.01%
Van Kampen LIT Growth and Income, Class II                                   -16.64%           2.99%             5.68%
Van Kampen UIF Equity Growth, Class II                                       -29.72%           -4.37%            0.75%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.13%            1.87%             4.23%



(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.29%            N/A             -18.23%
AIM V.I. Capital Appreciation - Series II                                    -26.39%           -4.70%            4.79%
AIM V.I. Dent Demographic Trends - Series II                                 -34.05%            N/A             -29.89%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.36%            N/A              -6.19%
AIM V.I. Premier Equity - Series II                                          -32.23%           -4.63%            5.30%
Alger American Growth - Class S                                              -34.85%           -2.49%            6.65%
Alger American Leveraged AllCap - Class S                                    -35.77%           0.80%             10.99%
Alger American MidCap Growth - Class S                                       -31.89%           1.68%             9.89%
Fidelity VIP Asset Manager - Service Class 2                                 -11.20%           -1.22%            4.43%
Fidelity VIP Contrafund - Service Class 2                                    -11.76%           1.15%             9.66%
Fidelity VIP Equity-Income - Service Class 2                                 -19.17%           -2.24%            7.21%
Fidelity VIP Growth - Service Class 2                                        -32.08%           -2.81%            5.88%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.58%            4.72%             4.62%
Fidelity VIP Overseas - Service Class 2                                      -22.42%           -6.35%            2.23%
Fidelity VIP Index 500 - Service Class 2                                     -24.37%           -3.32%            6.48%
Janus Aspen Series Balanced: Service Shares                                  -8.88%            5.62%             9.21%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.97%           4.56%             8.14%
Janus Aspen Series International Value: Service Shares                       -15.46%            N/A              -7.85%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.05%            -3.12%            1.01%
MFS Investors Growth Stock - Service Class                                   -29.54%            N/A             -11.05%
MFS Investors Trust - Service Class                                          -23.10%           -5.52%            2.98%
MFS New Discovery - Service Class                                            -33.55%            N/A              -0.33%
MFS Total Return - Service Class                                             -7.59%            2.43%             8.13%
MFS Value - Service Class                                                      N/A              N/A             -15.87%
Oppenheimer Global Securities - Service Shares                               -24.30%           2.93%             9.43%
Oppenheimer Main Street Small Cap - Service Shares                           -17.97%            N/A              -3.24%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.30%            N/A              -4.25%
PEA Renaissance                                                                N/A              N/A             -13.94%
PEA Science and Technology                                                   -51.01%            N/A             -56.23%
PIMCO Foreign Bond - Administrative Shares                                    5.72%             N/A              3.52%
PIMCO Money Market - Administrative Shares                                   -0.95%             N/A              1.35%
PIMCO Real Return - Administrative Shares                                    14.91%             N/A              9.50%
PIMCO Total Return - Administrative Shares                                    6.59%            4.64%             4.64%
Rydex Sector Rotation                                                          N/A              N/A             -23.86%
Salomon Brothers Variable All Cap - Class II                                 -27.12%            N/A              2.98%
Salomon Brothers Variable High Yield - Class II                               4.11%             N/A              0.71%
Salomon Brothers Variable Investors - Class II                               -25.19%            N/A              -1.64%
T. Rowe Price Equity Income - II                                             -15.44%           -0.16%            8.44%
T. Rowe Price Blue Chip Growth - II                                          -26.00%            N/A             -21.40%
Van Eck Worldwide Emerging Markets                                           -5.30%            -8.42%            -5.33%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.13%            -6.50%            2.79%
Van Kampen LIT Aggressive Growth, Class II                                   -34.26%            N/A             -42.30%
Van Kampen LIT Government Portfolio, Class II                                 6.83%            4.04%             3.80%
Van Kampen LIT Growth and Income, Class II                                   -16.81%           2.78%             5.47%
Van Kampen UIF Equity Growth, Class II                                       -29.87%           -4.56%            0.54%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.32%            1.67%             4.02%

(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.10%            N/A             -18.02%
AIM V.I. Capital Appreciation - Series II                                    -26.21%           -4.45%            5.05%
AIM V.I. Dent Demographic Trends - Series II                                 -33.89%            N/A             -29.72%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.14%            N/A              -5.95%
AIM V.I. Premier Equity - Series II                                          -32.06%           -4.39%            5.56%
Alger American Growth - Class S                                              -34.69%           -2.24%            6.92%
Alger American Leveraged AllCap - Class S                                    -35.61%           1.06%             11.27%
Alger American MidCap Growth - Class S                                       -31.72%           1.94%             10.16%
Fidelity VIP Asset Manager - Service Class 2                                 -10.97%           -0.97%            4.69%
Fidelity VIP Contrafund - Service Class 2                                    -11.54%           1.40%             9.94%
Fidelity VIP Equity-Income - Service Class 2                                 -18.97%           -1.99%            7.48%
Fidelity VIP Growth - Service Class 2                                        -31.90%           -2.56%            6.15%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.85%            4.98%             4.88%
Fidelity VIP Overseas - Service Class 2                                      -22.22%           -6.12%            2.49%
Fidelity VIP Index 500 - Service Class 2                                     -24.18%           -3.08%            6.75%
Janus Aspen Series Balanced: Service Shares                                  -8.66%            5.89%             9.49%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.76%           4.83%             8.42%
Janus Aspen Series International Value: Service Shares                       -15.24%            N/A              -7.62%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.20%            -2.87%            1.27%
MFS Investors Growth Stock - Service Class                                   -29.36%            N/A             -10.82%
MFS Investors Trust - Service Class                                          -22.91%           -5.28%            3.24%
MFS New Discovery - Service Class                                            -33.39%            N/A              -0.08%
MFS Total Return - Service Class                                             -7.35%            2.69%             8.41%
MFS Value - Service Class                                                      N/A              N/A             -15.66%
Oppenheimer Global Securities - Service Shares                               -24.10%           3.19%             9.70%
Oppenheimer Main Street Small Cap - Service Shares                           -17.76%            N/A              -2.99%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.10%            N/A              -4.01%
PEA Renaissance                                                                N/A              N/A             -13.82%
PEA Science and Technology                                                   -50.88%            N/A             -56.11%
PIMCO Foreign Bond - Administrative Shares                                    5.98%             N/A              3.78%
PIMCO Money Market - Administrative Shares                                   -0.70%             N/A              1.60%
PIMCO Real Return - Administrative Shares                                    15.20%             N/A              9.78%
PIMCO Total Return - Administrative Shares                                    6.86%            4.91%             4.90%
Rydex Sector Rotation                                                          N/A              N/A             -23.73%
Salomon Brothers Variable All Cap - Class II                                 -26.93%            N/A              3.24%
Salomon Brothers Variable High Yield - Class II                               4.37%             N/A              0.96%
Salomon Brothers Variable Investors - Class II                               -25.00%            N/A              -1.39%
T. Rowe Price Equity Income - II                                             -15.23%           0.10%             8.72%
T. Rowe Price Blue Chip Growth - II                                          -25.81%            N/A             -21.20%
Van Eck Worldwide Emerging Markets                                           -5.06%            -8.18%            -5.09%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.89%            -6.26%            3.06%
Van Kampen LIT Aggressive Growth, Class II                                   -34.09%            N/A             -42.15%
Van Kampen LIT Government Portfolio, Class II                                 7.10%            4.30%             4.07%
Van Kampen LIT Growth and Income, Class II                                   -16.60%           3.04%             5.74%
Van Kampen UIF Equity Growth, Class II                                       -29.69%           -4.32%            0.80%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.08%            1.92%             4.28%


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.25%            N/A             -18.19%
AIM V.I. Capital Appreciation - Series II                                    -26.36%           -4.65%            4.84%
AIM V.I. Dent Demographic Trends - Series II                                 -34.02%            N/A             -29.86%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.32%            N/A              -6.14%
AIM V.I. Premier Equity - Series II                                          -32.19%           -4.58%            5.35%
Alger American Growth - Class S                                              -34.82%           -2.44%            6.71%
Alger American Leveraged AllCap - Class S                                    -35.74%           0.85%             11.04%
Alger American MidCap Growth - Class S                                       -31.85%           1.73%             9.94%
Fidelity VIP Asset Manager - Service Class 2                                 -11.15%           -1.17%            4.48%
Fidelity VIP Contrafund - Service Class 2                                    -11.72%           1.20%             9.72%
Fidelity VIP Equity-Income - Service Class 2                                 -19.13%           -2.19%            7.27%
Fidelity VIP Growth - Service Class 2                                        -32.04%           -2.76%            5.93%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.63%            4.77%             4.67%
Fidelity VIP Overseas - Service Class 2                                      -22.38%           -6.31%            2.28%
Fidelity VIP Index 500 - Service Class 2                                     -24.33%           -3.27%            6.53%
Janus Aspen Series Balanced: Service Shares                                  -8.84%            5.67%             9.26%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.93%           4.62%             8.20%
Janus Aspen Series International Value: Service Shares                       -15.41%            N/A              -7.80%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.00%            -3.07%            1.06%
MFS Investors Growth Stock - Service Class                                   -29.51%            N/A             -11.01%
MFS Investors Trust - Service Class                                          -23.06%           -5.47%            3.03%
MFS New Discovery - Service Class                                            -33.52%            N/A              -0.28%
MFS Total Return - Service Class                                             -7.54%            2.48%             8.19%
MFS Value - Service Class                                                      N/A              N/A             -15.83%
Oppenheimer Global Securities - Service Shares                               -24.26%           2.98%             9.48%
Oppenheimer Main Street Small Cap - Service Shares                           -17.93%            N/A              -3.19%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.26%            N/A              -4.20%
PEA Renaissance                                                                N/A              N/A             -13.91%
PEA Science and Technology                                                   -50.98%            N/A             -56.20%
PIMCO Foreign Bond - Administrative Shares                                    5.77%             N/A              3.57%
PIMCO Money Market - Administrative Shares                                   -0.90%             N/A              1.40%
PIMCO Real Return - Administrative Shares                                    14.97%             N/A              9.56%
PIMCO Total Return - Administrative Shares                                    6.64%            4.69%             4.69%
Rydex Sector Rotation                                                          N/A              N/A             -23.83%
Salomon Brothers Variable All Cap - Class II                                 -27.08%            N/A              3.03%
Salomon Brothers Variable High Yield - Class II                               4.17%             N/A              0.76%
Salomon Brothers Variable Investors - Class II                               -25.15%            N/A              -1.59%
T. Rowe Price Equity Income - II                                             -15.40%           -0.11%            8.50%
T. Rowe Price Blue Chip Growth - II                                          -25.96%            N/A             -21.36%
Van Eck Worldwide Emerging Markets                                           -5.25%            -8.37%            -5.28%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.08%            -6.46%            2.85%
Van Kampen LIT Aggressive Growth, Class II                                   -34.23%            N/A             -42.27%
Van Kampen LIT Government Portfolio, Class II                                 6.88%            4.09%             3.85%
Van Kampen LIT Growth and Income, Class II                                   -16.76%           2.83%             5.52%
Van Kampen UIF Equity Growth, Class II                                       -29.83%           -4.51%            0.60%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.27%            1.72%             4.07%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.33%            N/A             -18.27%
AIM V.I. Capital Appreciation - Series II                                    -26.43%           -4.74%            4.73%
AIM V.I. Dent Demographic Trends - Series II                                 -34.09%            N/A             -29.93%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.40%            N/A              -6.23%
AIM V.I. Premier Equity - Series II                                          -32.26%           -4.68%            5.24%
Alger American Growth - Class S                                              -34.89%           -2.53%            6.60%
Alger American Leveraged AllCap - Class S                                    -35.80%           0.75%             10.93%
Alger American MidCap Growth - Class S                                       -31.92%           1.63%             9.83%
Fidelity VIP Asset Manager - Service Class 2                                 -11.24%           -1.27%            4.37%
Fidelity VIP Contrafund - Service Class 2                                    -11.81%           1.09%             9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -19.21%           -2.29%            7.16%
Fidelity VIP Growth - Service Class 2                                        -32.11%           -2.86%            5.82%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.52%            4.67%             4.56%
Fidelity VIP Overseas - Service Class 2                                      -22.46%           -6.40%            2.17%
Fidelity VIP Index 500 - Service Class 2                                     -24.41%           -3.37%            6.42%
Janus Aspen Series Balanced: Service Shares                                  -8.93%            5.57%             9.15%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.01%           4.51%             8.09%
Janus Aspen Series International Value: Service Shares                       -15.50%            N/A              -7.90%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.10%            -3.17%            0.96%
MFS Investors Growth Stock - Service Class                                   -29.58%            N/A             -11.10%
MFS Investors Trust - Service Class                                          -23.14%           -5.57%            2.92%
MFS New Discovery - Service Class                                            -33.59%            N/A              -0.38%
MFS Total Return - Service Class                                             -7.63%            2.38%             8.08%
MFS Value - Service Class                                                      N/A              N/A             -15.92%
Oppenheimer Global Securities - Service Shares                               -24.33%           2.88%             9.37%
Oppenheimer Main Street Small Cap - Service Shares                           -18.01%            N/A              -3.29%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.34%            N/A              -4.30%
PEA Renaissance                                                                N/A              N/A             -13.96%
PEA Science and Technology                                                   -51.03%            N/A             -56.25%
PIMCO Foreign Bond - Administrative Shares                                    5.66%             N/A              3.47%
PIMCO Money Market - Administrative Shares                                   -1.00%             N/A              1.30%
PIMCO Real Return - Administrative Shares                                    14.86%             N/A              9.45%
PIMCO Total Return - Administrative Shares                                    6.53%            4.59%             4.59%
Rydex Sector Rotation                                                          N/A              N/A             -23.88%
Salomon Brothers Variable All Cap - Class II                                 -27.15%            N/A              2.93%
Salomon Brothers Variable High Yield - Class II                               4.06%             N/A              0.66%
Salomon Brothers Variable Investors - Class II                               -25.22%            N/A              -1.69%
T. Rowe Price Equity Income - II                                             -15.49%           -0.21%            8.39%
T. Rowe Price Blue Chip Growth - II                                          -26.04%            N/A             -21.44%
Van Eck Worldwide Emerging Markets                                           -5.35%            -8.46%            -5.38%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.18%            -6.55%            2.74%
Van Kampen LIT Aggressive Growth, Class II                                   -34.29%            N/A             -42.32%
Van Kampen LIT Government Portfolio, Class II                                 6.78%            3.99%             3.75%
Van Kampen LIT Growth and Income, Class II                                   -16.85%           2.73%             5.42%
Van Kampen UIF Equity Growth, Class II                                       -29.90%           -4.61%            0.49%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.37%            1.62%             3.96%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.48%            N/A             -18.43%
AIM V.I. Capital Appreciation - Series II                                    -26.58%           -4.94%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -34.22%            N/A             -30.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.58%            N/A              -6.42%
AIM V.I. Premier Equity - Series II                                          -32.40%           -4.87%            5.03%
Alger American Growth - Class S                                              -35.02%           -2.73%            6.38%
Alger American Leveraged AllCap - Class S                                    -35.93%           0.55%             10.71%
Alger American MidCap Growth - Class S                                       -32.06%           1.42%             9.61%
Fidelity VIP Asset Manager - Service Class 2                                 -11.42%           -1.48%            4.16%
Fidelity VIP Contrafund - Service Class 2                                    -11.98%           0.89%             9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%           -2.48%            6.94%
Fidelity VIP Growth - Service Class 2                                        -32.25%           -3.06%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.31%            4.45%             4.35%
Fidelity VIP Overseas - Service Class 2                                      -22.61%           -6.59%            1.97%
Fidelity VIP Index 500 - Service Class 2                                     -24.56%           -3.57%            6.21%
Janus Aspen Series Balanced: Service Shares                                  -9.11%            5.35%             8.93%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.18%           4.30%             7.87%
Janus Aspen Series International Value: Service Shares                       -15.67%            N/A              -8.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.30%            -3.36%            0.75%
MFS Investors Growth Stock - Service Class                                   -29.72%            N/A             -11.28%
MFS Investors Trust - Service Class                                          -23.29%           -5.76%            2.72%
MFS New Discovery - Service Class                                            -33.72%            N/A              -0.58%
MFS Total Return - Service Class                                             -7.82%            2.17%             7.86%
MFS Value - Service Class                                                      N/A              N/A             -16.08%
Oppenheimer Global Securities - Service Shares                               -24.49%           2.67%             9.15%
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%            N/A              -3.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.50%            N/A              -4.49%
PEA Renaissance                                                                N/A              N/A             -14.05%
PEA Science and Technology                                                   -51.13%            N/A             -56.34%
PIMCO Foreign Bond - Administrative Shares                                    5.45%             N/A              3.26%
PIMCO Money Market - Administrative Shares                                   -1.20%             N/A              1.09%
PIMCO Real Return - Administrative Shares                                    14.63%             N/A              9.23%
PIMCO Total Return - Administrative Shares                                    6.32%            4.38%             4.37%
Rydex Sector Rotation                                                          N/A              N/A             -23.98%
Salomon Brothers Variable All Cap - Class II                                 -27.30%            N/A              2.72%
Salomon Brothers Variable High Yield - Class II                               3.85%             N/A              0.45%
Salomon Brothers Variable Investors - Class II                               -25.37%            N/A              -1.89%
T. Rowe Price Equity Income - II                                             -15.66%           -0.41%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -26.18%            N/A             -21.60%
Van Eck Worldwide Emerging Markets                                           -5.54%            -8.65%            -5.57%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.37%            -6.74%            2.53%
Van Kampen LIT Aggressive Growth, Class II                                   -34.43%            N/A             -42.44%
Van Kampen LIT Government Portfolio, Class II                                 6.56%            3.78%             3.54%
Van Kampen LIT Growth and Income, Class II                                   -17.01%           2.52%             5.20%
Van Kampen UIF Equity Growth, Class II                                       -30.04%           -4.80%            0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.56%            1.41%             3.75%





(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.21%            N/A             -18.15%
AIM V.I. Capital Appreciation - Series II                                    -26.32%           -4.60%            4.89%
AIM V.I. Dent Demographic Trends - Series II                                 -33.99%            N/A             -29.82%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.27%            N/A              -6.09%
AIM V.I. Premier Equity - Series II                                          -32.16%           -4.53%            5.40%
Alger American Growth - Class S                                              -34.79%           -2.39%            6.76%
Alger American Leveraged AllCap - Class S                                    -35.71%           0.90%             11.10%
Alger American MidCap Growth - Class S                                       -31.82%           1.78%             10.00%
Fidelity VIP Asset Manager - Service Class 2                                 -11.11%           -1.12%            4.53%
Fidelity VIP Contrafund - Service Class 2                                    -11.67%           1.25%             9.77%
Fidelity VIP Equity-Income - Service Class 2                                 -19.09%           -2.14%            7.32%
Fidelity VIP Growth - Service Class 2                                        -32.01%           -2.71%            5.99%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.69%            4.82%             4.72%
Fidelity VIP Overseas - Service Class 2                                      -22.34%           -6.26%            2.33%
Fidelity VIP Index 500 - Service Class 2                                     -24.29%           -3.23%            6.59%
Janus Aspen Series Balanced: Service Shares                                  -8.79%            5.73%             9.32%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.89%           4.67%             8.25%
Janus Aspen Series International Value: Service Shares                       -15.37%            N/A              -7.76%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.05%            -3.02%            1.11%
MFS Investors Growth Stock - Service Class                                   -29.47%            N/A             -10.96%
MFS Investors Trust - Service Class                                          -23.02%           -5.42%            3.08%
MFS New Discovery - Service Class                                            -33.49%            N/A              -0.23%
MFS Total Return - Service Class                                             -7.49%            2.54%             8.24%
MFS Value - Service Class                                                      N/A              N/A             -15.79%
Oppenheimer Global Securities - Service Shares                               -24.22%           3.03%             9.54%
Oppenheimer Main Street Small Cap - Service Shares                           -17.89%            N/A              -3.14%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.22%            N/A              -4.16%
PEA Renaissance                                                                N/A              N/A             -13.89%
PEA Science and Technology                                                   -50.96%            N/A             -56.18%
PIMCO Foreign Bond - Administrative Shares                                    5.82%             N/A              3.62%
PIMCO Money Market - Administrative Shares                                   -0.85%             N/A              1.45%
PIMCO Real Return - Administrative Shares                                    15.03%             N/A              9.61%
PIMCO Total Return - Administrative Shares                                    6.69%            4.75%             4.74%
Rydex Sector Rotation                                                          N/A              N/A             -23.80%
Salomon Brothers Variable All Cap - Class II                                 -27.04%            N/A              3.09%
Salomon Brothers Variable High Yield - Class II                               4.22%             N/A              0.81%
Salomon Brothers Variable Investors - Class II                               -25.11%            N/A              -1.54%
T. Rowe Price Equity Income - II                                             -15.36%           -0.05%            8.55%
T. Rowe Price Blue Chip Growth - II                                          -25.92%            N/A             -21.32%
Van Eck Worldwide Emerging Markets                                           -5.21%            -8.32%            -5.23%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.03%            -6.41%            2.90%
Van Kampen LIT Aggressive Growth, Class II                                   -34.19%            N/A             -42.24%
Van Kampen LIT Government Portfolio, Class II                                 6.94%            4.15%             3.91%
Van Kampen LIT Growth and Income, Class II                                   -16.72%           2.88%             5.58%
Van Kampen UIF Equity Growth, Class II                                       -29.80%           -4.46%            0.65%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.22%            1.77%             4.12%

(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.36%            N/A             -18.31%
AIM V.I. Capital Appreciation - Series II                                    -26.47%           -4.79%            4.68%
AIM V.I. Dent Demographic Trends - Series II                                 -34.12%            N/A             -29.97%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.45%            N/A              -6.28%
AIM V.I. Premier Equity - Series II                                          -32.30%           -4.72%            5.19%
Alger American Growth - Class S                                              -34.92%           -2.58%            6.54%
Alger American Leveraged AllCap - Class S                                    -35.84%           0.70%             10.88%
Alger American MidCap Growth - Class S                                       -31.96%           1.58%             9.77%
Fidelity VIP Asset Manager - Service Class 2                                 -11.29%           -1.32%            4.32%
Fidelity VIP Contrafund - Service Class 2                                    -11.85%           1.04%             9.55%
Fidelity VIP Equity-Income - Service Class 2                                 -19.25%           -2.34%            7.10%
Fidelity VIP Growth - Service Class 2                                        -32.14%           -2.91%            5.77%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.47%            4.61%             4.51%
Fidelity VIP Overseas - Service Class 2                                      -22.49%           -6.45%            2.12%
Fidelity VIP Index 500 - Service Class 2                                     -24.45%           -3.42%            6.37%
Janus Aspen Series Balanced: Service Shares                                  -8.98%            5.51%             9.10%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.05%           4.46%             8.03%
Janus Aspen Series International Value: Service Shares                       -15.54%            N/A              -7.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.15%            -3.22%            0.91%
MFS Investors Growth Stock - Service Class                                   -29.61%            N/A             -11.14%
MFS Investors Trust - Service Class                                          -23.18%           -5.61%            2.87%
MFS New Discovery - Service Class                                            -33.62%            N/A              -0.43%
MFS Total Return - Service Class                                             -7.68%            2.33%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -15.96%
Oppenheimer Global Securities - Service Shares                               -24.37%           2.82%             9.32%
Oppenheimer Main Street Small Cap - Service Shares                           -18.05%            N/A              -3.34%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.38%            N/A              -4.35%
PEA Renaissance                                                                N/A              N/A             -13.98%
PEA Science and Technology                                                   -51.06%            N/A             -56.27%
PIMCO Foreign Bond - Administrative Shares                                    5.61%             N/A              3.42%
PIMCO Money Market - Administrative Shares                                   -1.05%             N/A              1.25%
PIMCO Real Return - Administrative Shares                                    14.80%             N/A              9.39%
PIMCO Total Return - Administrative Shares                                    6.48%            4.54%             4.53%
Rydex Sector Rotation                                                          N/A              N/A             -23.91%
Salomon Brothers Variable All Cap - Class II                                 -27.19%            N/A              2.88%
Salomon Brothers Variable High Yield - Class II                               4.01%             N/A              0.61%
Salomon Brothers Variable Investors - Class II                               -25.26%            N/A              -1.74%
T. Rowe Price Equity Income - II                                             -15.53%           -0.26%            8.33%
T. Rowe Price Blue Chip Growth - II                                          -26.07%            N/A             -21.48%
Van Eck Worldwide Emerging Markets                                           -5.40%            -8.51%            -5.43%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.22%            -6.60%            2.69%
Van Kampen LIT Aggressive Growth, Class II                                   -34.33%            N/A             -42.35%
Van Kampen LIT Government Portfolio, Class II                                 6.72%            3.94%             3.70%
Van Kampen LIT Growth and Income, Class II                                   -16.89%           2.67%             5.36%
Van Kampen UIF Equity Growth, Class II                                       -29.94%           -4.66%            0.44%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.42%            1.56%             3.91%



(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Enhanced
Earnings Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.44%            N/A             -18.39%
AIM V.I. Capital Appreciation - Series II                                    -26.54%           -4.89%            4.58%
AIM V.I. Dent Demographic Trends - Series II                                 -34.19%            N/A             -30.04%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.54%            N/A              -6.37%
AIM V.I. Premier Equity - Series II                                          -32.36%           -4.82%            5.08%
Alger American Growth - Class S                                              -34.99%           -2.68%            6.44%
Alger American Leveraged AllCap - Class S                                    -35.90%           0.60%             10.77%
Alger American MidCap Growth - Class S                                       -32.03%           1.47%             9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -11.38%           -1.43%            4.21%
Fidelity VIP Contrafund - Service Class 2                                    -11.94%           0.94%             9.44%
Fidelity VIP Equity-Income - Service Class 2                                 -19.34%           -2.43%            7.00%
Fidelity VIP Growth - Service Class 2                                        -32.21%           -3.01%            5.66%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.36%            4.51%             4.40%
Fidelity VIP Overseas - Service Class 2                                      -22.57%           -6.54%            2.02%
Fidelity VIP Index 500 - Service Class 2                                     -24.52%           -3.52%            6.26%
Janus Aspen Series Balanced: Service Shares                                  -9.07%            5.41%             8.99%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.13%           4.35%             7.93%
Janus Aspen Series International Value: Service Shares                       -15.63%            N/A              -8.04%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.25%            -3.31%            0.80%
MFS Investors Growth Stock - Service Class                                   -29.68%            N/A             -11.23%
MFS Investors Trust - Service Class                                          -23.26%           -5.71%            2.77%
MFS New Discovery - Service Class                                            -33.69%            N/A              -0.53%
MFS Total Return - Service Class                                             -7.77%            2.23%             7.91%
MFS Value - Service Class                                                      N/A              N/A             -16.04%
Oppenheimer Global Securities - Service Shares                               -24.45%           2.72%             9.21%
Oppenheimer Main Street Small Cap - Service Shares                           -18.14%            N/A              -3.43%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.46%            N/A              -4.45%
PEA Renaissance                                                                N/A              N/A             -14.03%
PEA Science and Technology                                                   -51.11%            N/A             -56.32%
PIMCO Foreign Bond - Administrative Shares                                    5.51%             N/A              3.31%
PIMCO Money Market - Administrative Shares                                   -1.15%             N/A              1.14%
PIMCO Real Return - Administrative Shares                                    14.68%             N/A              9.28%
PIMCO Total Return - Administrative Shares                                    6.37%            4.43%             4.43%
Rydex Sector Rotation                                                          N/A              N/A             -23.96%
Salomon Brothers Variable All Cap - Class II                                 -27.26%            N/A              2.77%
Salomon Brothers Variable High Yield - Class II                               3.90%             N/A              0.50%
Salomon Brothers Variable Investors - Class II                               -25.34%            N/A              -1.84%
T. Rowe Price Equity Income - II                                             -15.61%           -0.36%            8.22%
T. Rowe Price Blue Chip Growth - II                                          -26.15%            N/A             -21.56%
Van Eck Worldwide Emerging Markets                                           -5.49%            -8.61%            -5.52%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.32%            -6.69%            2.58%
Van Kampen LIT Aggressive Growth, Class II                                   -34.39%            N/A             -42.41%
Van Kampen LIT Government Portfolio, Class II                                 6.62%            3.83%             3.59%
Van Kampen LIT Growth and Income, Class II                                   -16.97%           2.57%             5.26%
Van Kampen UIF Equity Growth, Class II                                       -30.01%           -4.75%            0.34%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.52%            1.46%             3.81%





(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.59%            N/A             -18.56%
AIM V.I. Capital Appreciation - Series II                                    -26.69%           -5.08%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.32%            N/A             -30.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.71%            N/A              -6.56%
AIM V.I. Premier Equity - Series II                                          -32.50%           -5.01%            4.87%
Alger American Growth - Class S                                              -35.12%           -2.88%            6.22%
Alger American Leveraged AllCap - Class S                                    -36.03%           0.39%             10.54%
Alger American MidCap Growth - Class S                                       -32.16%           1.27%             9.44%
Fidelity VIP Asset Manager - Service Class 2                                 -11.55%           -1.62%            4.00%
Fidelity VIP Contrafund - Service Class 2                                    -12.12%           0.74%             9.22%
Fidelity VIP Equity-Income - Service Class 2                                 -19.50%           -2.63%            6.78%
Fidelity VIP Growth - Service Class 2                                        -32.35%           -3.20%            5.45%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.15%            4.29%             4.19%
Fidelity VIP Overseas - Service Class 2                                      -22.73%           -6.73%            1.81%
Fidelity VIP Index 500 - Service Class 2                                     -24.68%           -3.71%            6.05%
Janus Aspen Series Balanced: Service Shares                                  -9.25%            5.19%             8.77%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.30%           4.14%             7.71%
Janus Aspen Series International Value: Service Shares                       -15.80%            N/A              -8.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.45%            -3.51%            0.60%
MFS Investors Growth Stock - Service Class                                   -29.83%            N/A             -11.41%
MFS Investors Trust - Service Class                                          -23.41%           -5.90%            2.56%
MFS New Discovery - Service Class                                            -33.82%            N/A              -0.73%
MFS Total Return - Service Class                                             -7.96%            2.02%             7.69%
MFS Value - Service Class                                                      N/A              N/A             -16.21%
Oppenheimer Global Securities - Service Shares                               -24.60%           2.51%             8.99%
Oppenheimer Main Street Small Cap - Service Shares                           -18.30%            N/A              -3.63%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.62%            N/A              -4.64%
PEA Renaissance                                                                N/A              N/A             -14.12%
PEA Science and Technology                                                   -51.21%            N/A             -56.41%
PIMCO Foreign Bond - Administrative Shares                                    5.29%             N/A              3.10%
PIMCO Money Market - Administrative Shares                                   -1.35%             N/A              0.94%
PIMCO Real Return - Administrative Shares                                    14.45%             N/A              9.06%
PIMCO Total Return - Administrative Shares                                    6.16%            4.22%             4.22%
Rydex Sector Rotation                                                          N/A              N/A             -24.06%
Salomon Brothers Variable All Cap - Class II                                 -27.41%            N/A              2.57%
Salomon Brothers Variable High Yield - Class II                               3.70%             N/A              0.30%
Salomon Brothers Variable Investors - Class II                               -25.49%            N/A              -2.04%
T. Rowe Price Equity Income - II                                             -15.78%           -0.56%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -26.30%            N/A             -21.72%
Van Eck Worldwide Emerging Markets                                           -5.68%            -8.79%            -5.72%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.51%            -6.88%            2.37%
Van Kampen LIT Aggressive Growth, Class II                                   -34.53%            N/A             -42.53%
Van Kampen LIT Government Portfolio, Class II                                 6.40%            3.62%             3.38%
Van Kampen LIT Growth and Income, Class II                                   -17.14%           2.36%             5.05%
Van Kampen UIF Equity Growth, Class II                                       -30.15%           -4.95%            0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.71%            1.25%             3.60%


Adjusted Historical Total Returns Method 2

Set out below are the adjusted historical total returns for each Variable Sub-Account using Method 2 for the periods ended December 31, 2003. Adjusted historical total returns using Method 2 are not shown for the Morgan Stanley UIF Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below reflect withdrawal charges and the $30 annual contract maintenance charge.



Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997




(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.44%            N/A             -22.09%
AIM V.I. Capital Appreciation - Series II                                    -31.56%           -4.48%            5.57%
AIM V.I. Dent Demographic Trends - Series II                                 -39.26%            N/A             -31.78%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.46%            N/A              -9.77%
AIM V.I. Premier Equity - Series II                                          -37.42%           -4.42%            6.07%
Alger American Growth - Class S                                              -40.06%           -2.25%            7.41%
Alger American Leveraged AllCap - Class S                                    -40.99%           1.08%             11.72%
Alger American MidCap Growth - Class S                                       -37.08%           2.02%             10.65%
Fidelity VIP Asset Manager - Service Class 2                                 -16.29%           -0.87%            5.24%
Fidelity VIP Contrafund - Service Class 2                                    -16.86%           1.51%             10.43%
Fidelity VIP Equity-Income - Service Class 2                                 -24.30%           -1.91%            7.99%
Fidelity VIP Growth - Service Class 2                                        -37.27%           -2.57%            6.65%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.58%            5.22%             5.49%
Fidelity VIP Overseas - Service Class 2                                      -27.56%           -6.15%            3.00%
Fidelity VIP Index 500 - Service Class 2                                     -29.53%           -3.06%            7.26%
Janus Aspen Series Balanced: Service Shares                                  -13.96%           6.05%             10.05%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.09%           4.93%             8.64%
Janus Aspen Series International Value: Service Shares                       -20.57%            N/A             -10.70%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.08%            -2.74%            1.92%
MFS Investors Growth Stock - Service Class                                   -34.72%            N/A             -11.77%
MFS Investors Trust - Service Class                                          -28.25%           -5.29%            3.80%
MFS New Discovery - Service Class                                            -38.76%            N/A              -0.21%
MFS Total Return - Service Class                                             -12.66%           2.86%             8.95%
MFS Value - Service Class                                                      N/A              N/A             -20.99%
Oppenheimer Global Securities - Service Shares                               -29.45%           3.30%             10.19%
Oppenheimer Main Street Small Cap - Service Shares                           -23.10%            N/A              -3.14%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.43%            N/A              -4.72%
PEA Renaissance                                                                N/A              N/A             -19.25%
PEA Science and Technology                                                   -56.30%            N/A             -63.77%
PIMCO Foreign Bond - Administrative Shares                                    0.71%             N/A              3.48%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.10%
PIMCO Real Return - Administrative Shares                                     9.95%             N/A              9.49%
PIMCO Total Return - Administrative Shares                                    1.59%            5.14%             5.14%
Rydex Sector Rotation                                                          N/A              N/A             -29.14%
Salomon Brothers Variable All Cap - Class II                                 -32.29%            N/A              3.21%
Salomon Brothers Variable High Yield - Class II                              -0.90%             N/A              0.97%
Salomon Brothers Variable Investors - Class II                               -30.35%            N/A              -1.50%
T. Rowe Price Equity Income - II                                             -20.56%           0.22%             9.24%
T. Rowe Price Blue Chip Growth - II                                          -31.16%            N/A             -23.65%
Van Eck Worldwide Emerging Markets                                           -10.36%           -8.15%            -4.34%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.19%           -6.17%            3.59%
Van Kampen LIT Aggressive Growth, Class II                                   -39.47%            N/A             -45.90%
Van Kampen LIT Government Portfolio, Class II                                 1.83%            4.53%             4.69%
Van Kampen LIT Growth and Income, Class II                                   -21.92%           3.18%             6.16%
Van Kampen UIF Equity Growth, Class II                                       -35.05%           -4.34%            0.93%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.37%            2.14%             4.58%


(With the MAV Death Benefit Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.60%            N/A             -22.26%
AIM V.I. Capital Appreciation - Series II                                    -31.71%           -4.67%            5.35%
AIM V.I. Dent Demographic Trends - Series II                                 -39.39%            N/A             -31.93%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.64%            N/A              -9.97%
AIM V.I. Premier Equity - Series II                                          -37.56%           -4.61%            5.86%
Alger American Growth - Class S                                              -40.20%           -2.45%            7.20%
Alger American Leveraged AllCap - Class S                                    -41.12%           0.88%             11.50%
Alger American MidCap Growth - Class S                                       -37.22%           1.81%             10.43%
Fidelity VIP Asset Manager - Service Class 2                                 -16.47%           -1.08%            5.03%
Fidelity VIP Contrafund - Service Class 2                                    -17.03%           1.30%             10.21%
Fidelity VIP Equity-Income - Service Class 2                                 -24.47%           -2.11%            7.78%
Fidelity VIP Growth - Service Class 2                                        -37.41%           -2.77%            6.43%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.36%            5.00%             5.28%
Fidelity VIP Overseas - Service Class 2                                      -27.72%           -6.35%            2.80%
Fidelity VIP Index 500 - Service Class 2                                     -29.68%           -3.26%            7.05%
Janus Aspen Series Balanced: Service Shares                                  -14.15%           5.84%             9.83%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.26%           4.72%             8.42%
Janus Aspen Series International Value: Service Shares                       -20.74%            N/A             -10.89%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.29%            -2.95%            1.71%
MFS Investors Growth Stock - Service Class                                   -34.87%            N/A             -11.96%
MFS Investors Trust - Service Class                                          -28.41%           -5.49%            3.60%
MFS New Discovery - Service Class                                            -38.89%            N/A              -0.41%
MFS Total Return - Service Class                                             -12.85%           2.65%             8.73%
MFS Value - Service Class                                                      N/A              N/A             -21.16%
Oppenheimer Global Securities - Service Shares                               -29.60%           3.09%             9.97%
Oppenheimer Main Street Small Cap - Service Shares                           -23.26%            N/A              -3.34%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.60%            N/A              -4.92%
PEA Renaissance                                                                N/A              N/A             -19.34%
PEA Science and Technology                                                   -56.40%            N/A             -63.90%
PIMCO Foreign Bond - Administrative Shares                                    0.50%             N/A              3.26%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              0.89%
PIMCO Real Return - Administrative Shares                                     9.72%             N/A              9.26%
PIMCO Total Return - Administrative Shares                                    1.37%            4.92%             4.92%
Rydex Sector Rotation                                                          N/A              N/A             -29.24%
Salomon Brothers Variable All Cap - Class II                                 -32.43%            N/A              3.00%
Salomon Brothers Variable High Yield - Class II                              -1.11%             N/A              0.76%
Salomon Brothers Variable Investors - Class II                               -30.50%            N/A              -1.71%
T. Rowe Price Equity Income - II                                             -20.73%           0.02%             9.03%
T. Rowe Price Blue Chip Growth - II                                          -31.31%            N/A             -23.82%
Van Eck Worldwide Emerging Markets                                           -10.55%           -8.34%            -4.53%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.38%           -6.36%            3.38%
Van Kampen LIT Aggressive Growth, Class II                                   -39.60%            N/A             -46.03%
Van Kampen LIT Government Portfolio, Class II                                 1.61%            4.32%             4.48%
Van Kampen LIT Growth and Income, Class II                                   -22.09%           2.97%             5.95%
Van Kampen UIF Equity Growth, Class II                                       -35.19%           -4.53%            0.73%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.57%            1.93%             4.37%





(With the Enhanced Beneficiary Protection (Annual Increase) Option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.67%            N/A             -22.35%
AIM V.I. Capital Appreciation - Series II                                    -31.78%           -4.77%            5.25%
AIM V.I. Dent Demographic Trends - Series II                                 -39.46%            N/A             -32.01%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.73%            N/A             -10.06%
AIM V.I. Premier Equity - Series II                                          -37.63%           -4.71%            5.76%
Alger American Growth - Class S                                              -40.26%           -2.55%            7.09%
Alger American Leveraged AllCap - Class S                                    -41.18%           0.77%             11.38%
Alger American MidCap Growth - Class S                                       -37.29%           1.71%             10.32%
Fidelity VIP Asset Manager - Service Class 2                                 -16.56%           -1.18%            4.93%
Fidelity VIP Contrafund - Service Class 2                                    -17.12%           1.19%             10.10%
Fidelity VIP Equity-Income - Service Class 2                                 -24.55%           -2.22%            7.67%
Fidelity VIP Growth - Service Class 2                                        -37.48%           -2.87%            6.33%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.25%            4.90%             5.17%
Fidelity VIP Overseas - Service Class 2                                      -27.80%           -6.45%            2.70%
Fidelity VIP Index 500 - Service Class 2                                     -29.76%           -3.36%            6.94%
Janus Aspen Series Balanced: Service Shares                                  -14.24%           5.73%             9.72%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.34%           4.61%             8.31%
Janus Aspen Series International Value: Service Shares                       -20.82%            N/A             -10.98%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.39%            -3.05%            1.61%
MFS Investors Growth Stock - Service Class                                   -34.94%            N/A             -12.05%
MFS Investors Trust - Service Class                                          -28.48%           -5.58%            3.49%
MFS New Discovery - Service Class                                            -38.96%            N/A              -0.52%
MFS Total Return - Service Class                                             -12.94%           2.55%             8.62%
MFS Value - Service Class                                                      N/A              N/A             -21.24%
Oppenheimer Global Securities - Service Shares                               -29.68%           2.99%             9.86%
Oppenheimer Main Street Small Cap - Service Shares                           -23.34%            N/A              -3.44%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.68%            N/A              -5.02%
PEA Renaissance                                                                N/A              N/A             -19.38%
PEA Science and Technology                                                   -56.45%            N/A             -63.97%
PIMCO Foreign Bond - Administrative Shares                                    0.39%             N/A              3.16%
PIMCO Money Market - Administrative Shares                                   -6.29%             N/A              0.78%
PIMCO Real Return - Administrative Shares                                     9.61%             N/A              9.15%
PIMCO Total Return - Administrative Shares                                    1.26%            4.82%             4.81%
Rydex Sector Rotation                                                          N/A              N/A             -29.29%
Salomon Brothers Variable All Cap - Class II                                 -32.51%            N/A              2.90%
Salomon Brothers Variable High Yield - Class II                              -1.22%             N/A              0.66%
Salomon Brothers Variable Investors - Class II                               -30.57%            N/A              -1.81%
T. Rowe Price Equity Income - II                                             -20.81%           -0.09%            8.92%
T. Rowe Price Blue Chip Growth - II                                          -31.39%            N/A             -23.90%
Van Eck Worldwide Emerging Markets                                           -10.65%           -8.44%            -4.63%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.48%           -6.46%            3.28%
Van Kampen LIT Aggressive Growth, Class II                                   -39.67%            N/A             -46.10%
Van Kampen LIT Government Portfolio, Class II                                 1.51%            4.21%             4.37%
Van Kampen LIT Growth and Income, Class II                                   -22.18%           2.86%             5.84%
Van Kampen UIF Equity Growth, Class II                                       -35.26%           -4.63%            0.62%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.67%            1.83%             4.26%






(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.83%            N/A             -22.52%
AIM V.I. Capital Appreciation - Series II                                    -31.93%           -4.97%            5.04%
AIM V.I. Dent Demographic Trends - Series II                                 -39.59%            N/A             -32.16%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.90%            N/A             -10.26%
AIM V.I. Premier Equity - Series II                                          -37.77%           -4.91%            5.54%
Alger American Growth - Class S                                              -40.39%           -2.75%            6.88%
Alger American Leveraged AllCap - Class S                                    -41.31%           0.57%             11.16%
Alger American MidCap Growth - Class S                                       -37.43%           1.50%             10.10%
Fidelity VIP Asset Manager - Service Class 2                                 -16.74%           -1.38%            4.72%
Fidelity VIP Contrafund - Service Class 2                                    -17.30%           0.99%             9.88%
Fidelity VIP Equity-Income - Service Class 2                                 -24.71%           -2.42%            7.45%
Fidelity VIP Growth - Service Class 2                                        -37.61%           -3.07%            6.11%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.04%            4.68%             4.96%
Fidelity VIP Overseas - Service Class 2                                      -27.96%           -6.64%            2.49%
Fidelity VIP Index 500 - Service Class 2                                     -29.91%           -3.56%            6.72%
Janus Aspen Series Balanced: Service Shares                                  -14.42%           5.51%             9.50%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.51%           4.40%             8.09%
Janus Aspen Series International Value: Service Shares                       -21.00%            N/A             -11.18%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.59%            -3.25%            1.41%
MFS Investors Growth Stock - Service Class                                   -35.08%            N/A             -12.24%
MFS Investors Trust - Service Class                                          -28.64%           -5.78%            3.29%
MFS New Discovery - Service Class                                            -39.09%            N/A              -0.72%
MFS Total Return - Service Class                                             -13.13%           2.34%             8.40%
MFS Value - Service Class                                                      N/A              N/A             -21.41%
Oppenheimer Global Securities - Service Shares                               -29.83%           2.78%             9.64%
Oppenheimer Main Street Small Cap - Service Shares                           -23.51%            N/A              -3.64%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.84%            N/A              -5.22%
PEA Renaissance                                                                N/A              N/A             -19.47%
PEA Science and Technology                                                   -56.55%            N/A             -64.10%
PIMCO Foreign Bond - Administrative Shares                                    0.18%             N/A              2.94%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.57%
PIMCO Real Return - Administrative Shares                                     9.37%             N/A              8.92%
PIMCO Total Return - Administrative Shares                                    1.05%            4.60%             4.60%
Rydex Sector Rotation                                                          N/A              N/A             -29.39%
Salomon Brothers Variable All Cap - Class II                                 -32.66%            N/A              2.68%
Salomon Brothers Variable High Yield - Class II                              -1.43%             N/A              0.45%
Salomon Brothers Variable Investors - Class II                               -30.73%            N/A              -2.01%
T. Rowe Price Equity Income - II                                             -20.98%           -0.29%            8.70%
T. Rowe Price Blue Chip Growth - II                                          -31.54%            N/A             -24.07%
Van Eck Worldwide Emerging Markets                                           -10.84%           -8.63%            -4.82%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.67%           -6.66%            3.07%
Van Kampen LIT Aggressive Growth, Class II                                   -39.80%            N/A             -46.23%
Van Kampen LIT Government Portfolio, Class II                                 1.29%            4.00%             4.16%
Van Kampen LIT Growth and Income, Class II                                   -22.34%           2.65%             5.63%
Van Kampen UIF Equity Growth, Class II                                       -35.41%           -4.83%            0.42%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.86%            1.62%             4.05%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.64%            N/A             -22.31%
AIM V.I. Capital Appreciation - Series II                                    -31.75%           -4.72%            5.30%
AIM V.I. Dent Demographic Trends - Series II                                 -39.42%            N/A             -31.97%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.68%            N/A             -10.02%
AIM V.I. Premier Equity - Series II                                          -37.59%           -4.66%            5.81%
Alger American Growth - Class S                                              -40.23%           -2.50%            7.14%
Alger American Leveraged AllCap - Class S                                    -41.15%           0.82%             11.44%
Alger American MidCap Growth - Class S                                       -37.26%           1.76%             10.37%
Fidelity VIP Asset Manager - Service Class 2                                 -16.51%           -1.13%            4.98%
Fidelity VIP Contrafund - Service Class 2                                    -17.08%           1.25%             10.16%
Fidelity VIP Equity-Income - Service Class 2                                 -24.51%           -2.16%            7.72%
Fidelity VIP Growth - Service Class 2                                        -37.44%           -2.82%            6.38%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.31%            4.95%             5.23%
Fidelity VIP Overseas - Service Class 2                                      -27.76%           -6.40%            2.75%
Fidelity VIP Index 500 - Service Class 2                                     -29.72%           -3.31%            6.99%
Janus Aspen Series Balanced: Service Shares                                  -14.19%           5.78%             9.77%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.30%           4.66%             8.36%
Janus Aspen Series International Value: Service Shares                       -20.78%            N/A             -10.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.34%            -3.00%            1.66%
MFS Investors Growth Stock - Service Class                                   -34.90%            N/A             -12.00%
MFS Investors Trust - Service Class                                          -28.45%           -5.54%            3.54%
MFS New Discovery - Service Class                                            -38.92%            N/A              -0.46%
MFS Total Return - Service Class                                             -12.89%           2.60%             8.67%
MFS Value - Service Class                                                      N/A              N/A             -21.20%
Oppenheimer Global Securities - Service Shares                               -29.64%           3.04%             9.91%
Oppenheimer Main Street Small Cap - Service Shares                           -23.30%            N/A              -3.39%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.64%            N/A              -4.97%
PEA Renaissance                                                                N/A              N/A             -19.36%
PEA Science and Technology                                                   -56.42%            N/A             -63.94%
PIMCO Foreign Bond - Administrative Shares                                    0.44%             N/A              3.21%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              0.84%
PIMCO Real Return - Administrative Shares                                     9.66%             N/A              9.20%
PIMCO Total Return - Administrative Shares                                    1.32%            4.87%             4.87%
Rydex Sector Rotation                                                          N/A              N/A             -29.27%
Salomon Brothers Variable All Cap - Class II                                 -32.47%            N/A              2.95%
Salomon Brothers Variable High Yield - Class II                              -1.16%             N/A              0.71%
Salomon Brothers Variable Investors - Class II                               -30.54%            N/A              -1.76%
T. Rowe Price Equity Income - II                                             -20.77%           -0.03%            8.97%
T. Rowe Price Blue Chip Growth - II                                          -31.35%            N/A             -23.86%
Van Eck Worldwide Emerging Markets                                           -10.60%           -8.39%            -4.58%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.43%           -6.41%            3.33%
Van Kampen LIT Aggressive Growth, Class II                                   -39.63%            N/A             -46.06%
Van Kampen LIT Government Portfolio, Class II                                 1.56%            4.27%             4.43%
Van Kampen LIT Growth and Income, Class II                                   -22.13%           2.92%             5.89%
Van Kampen UIF Equity Growth, Class II                                       -35.23%           -4.58%            0.68%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.62%            1.88%             4.31%



(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.79%            N/A             -22.47%
AIM V.I. Capital Appreciation - Series II                                    -31.90%           -4.92%            5.09%
AIM V.I. Dent Demographic Trends - Series II                                 -39.56%            N/A             -32.13%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.86%            N/A             -10.21%
AIM V.I. Premier Equity - Series II                                          -37.73%           -4.86%            5.60%
Alger American Growth - Class S                                              -40.36%           -2.70%            6.93%
Alger American Leveraged AllCap - Class S                                    -41.28%           0.62%             11.22%
Alger American MidCap Growth - Class S                                       -37.39%           1.55%             10.15%
Fidelity VIP Asset Manager - Service Class 2                                 -16.69%           -1.33%            4.77%
Fidelity VIP Contrafund - Service Class 2                                    -17.26%           1.04%             9.94%
Fidelity VIP Equity-Income - Service Class 2                                 -24.67%           -2.37%            7.51%
Fidelity VIP Growth - Service Class 2                                        -37.58%           -3.02%            6.17%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.09%            4.74%             5.02%
Fidelity VIP Overseas - Service Class 2                                      -27.92%           -6.59%            2.54%
Fidelity VIP Index 500 - Service Class 2                                     -29.87%           -3.51%            6.78%
Janus Aspen Series Balanced: Service Shares                                  -14.38%           5.57%             9.55%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.47%           4.45%             8.14%
Janus Aspen Series International Value: Service Shares                       -20.95%            N/A             -11.13%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.54%            -3.20%            1.46%
MFS Investors Growth Stock - Service Class                                   -35.05%            N/A             -12.19%
MFS Investors Trust - Service Class                                          -28.60%           -5.73%            3.34%
MFS New Discovery - Service Class                                            -39.06%            N/A              -0.67%
MFS Total Return - Service Class                                             -13.08%           2.39%             8.45%
MFS Value - Service Class                                                      N/A              N/A             -21.37%
Oppenheimer Global Securities - Service Shares                               -29.80%           2.83%             9.69%
Oppenheimer Main Street Small Cap - Service Shares                           -23.47%            N/A              -3.59%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.80%            N/A              -5.17%
PEA Renaissance                                                                N/A              N/A             -19.45%
PEA Science and Technology                                                   -56.52%            N/A             -64.07%
PIMCO Foreign Bond - Administrative Shares                                    0.23%             N/A              3.00%
PIMCO Money Market - Administrative Shares                                   -6.44%             N/A              0.63%
PIMCO Real Return - Administrative Shares                                     9.43%             N/A              8.98%
PIMCO Total Return - Administrative Shares                                    1.10%            4.66%             4.65%
Rydex Sector Rotation                                                          N/A              N/A             -29.37%
Salomon Brothers Variable All Cap - Class II                                 -32.62%            N/A              2.74%
Salomon Brothers Variable High Yield - Class II                              -1.37%             N/A              0.50%
Salomon Brothers Variable Investors - Class II                               -30.69%            N/A              -1.96%
T. Rowe Price Equity Income - II                                             -20.94%           -0.24%            8.75%
T. Rowe Price Blue Chip Growth - II                                          -31.50%            N/A             -24.03%
Van Eck Worldwide Emerging Markets                                           -10.79%           -8.58%            -4.77%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.62%           -6.61%            3.12%
Van Kampen LIT Aggressive Growth, Class II                                   -39.77%            N/A             -46.19%
Van Kampen LIT Government Portfolio, Class II                                 1.35%            4.05%             4.22%
Van Kampen LIT Growth and Income, Class II                                   -22.30%           2.70%             5.68%
Van Kampen UIF Equity Growth, Class II                                       -35.37%           -4.78%            0.47%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.81%            1.67%             4.10%







(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.86%            N/A             -22.56%
AIM V.I. Capital Appreciation - Series II                                    -31.97%           -5.02%            4.99%
AIM V.I. Dent Demographic Trends - Series II                                 -39.62%            N/A             -32.20%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.94%            N/A             -10.30%
AIM V.I. Premier Equity - Series II                                          -37.80%           -4.96%            5.49%
Alger American Growth - Class S                                              -40.43%           -2.80%            6.82%
Alger American Leveraged AllCap - Class S                                    -41.34%           0.51%             11.11%
Alger American MidCap Growth - Class S                                       -37.46%           1.45%             10.04%
Fidelity VIP Asset Manager - Service Class 2                                 -16.78%           -1.43%            4.66%
Fidelity VIP Contrafund - Service Class 2                                    -17.35%           0.94%             9.83%
Fidelity VIP Equity-Income - Service Class 2                                 -24.75%           -2.47%            7.40%
Fidelity VIP Growth - Service Class 2                                        -37.65%           -3.12%            6.06%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.98%            4.63%             4.91%
Fidelity VIP Overseas - Service Class 2                                      -27.99%           -6.69%            2.44%
Fidelity VIP Index 500 - Service Class 2                                     -29.95%           -3.61%            6.67%
Janus Aspen Series Balanced: Service Shares                                  -14.47%           5.46%             9.44%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.55%           4.34%             8.03%
Janus Aspen Series International Value: Service Shares                       -21.04%            N/A             -11.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.64%            -3.30%            1.36%
MFS Investors Growth Stock - Service Class                                   -35.12%            N/A             -12.29%
MFS Investors Trust - Service Class                                          -28.68%           -5.83%            3.23%
MFS New Discovery - Service Class                                            -39.13%            N/A              -0.77%
MFS Total Return - Service Class                                             -13.17%           2.28%             8.34%
MFS Value - Service Class                                                      N/A              N/A             -21.45%
Oppenheimer Global Securities - Service Shares                               -29.87%           2.72%             9.58%
Oppenheimer Main Street Small Cap - Service Shares                           -23.55%            N/A              -3.69%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.88%            N/A              -5.27%
PEA Renaissance                                                                N/A              N/A             -19.50%
PEA Science and Technology                                                   -56.57%            N/A             -64.14%
PIMCO Foreign Bond - Administrative Shares                                    0.13%             N/A              2.89%
PIMCO Money Market - Administrative Shares                                   -6.54%             N/A              0.52%
PIMCO Real Return - Administrative Shares                                     9.32%             N/A              8.87%
PIMCO Total Return - Administrative Shares                                    1.00%            4.55%             4.55%
Rydex Sector Rotation                                                          N/A              N/A             -29.42%
Salomon Brothers Variable All Cap - Class II                                 -32.69%            N/A              2.63%
Salomon Brothers Variable High Yield - Class II                              -1.48%             N/A              0.40%
Salomon Brothers Variable Investors - Class II                               -30.76%            N/A              -2.07%
T. Rowe Price Equity Income - II                                             -21.02%           -0.34%            8.64%
T. Rowe Price Blue Chip Growth - II                                          -31.57%            N/A             -24.11%
Van Eck Worldwide Emerging Markets                                           -10.89%           -8.67%            -4.86%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.72%           -6.70%            3.02%
Van Kampen LIT Aggressive Growth, Class II                                   -39.83%            N/A             -46.26%
Van Kampen LIT Government Portfolio, Class II                                 1.24%            3.95%             4.11%
Van Kampen LIT Growth and Income, Class II                                   -22.39%           2.60%             5.57%
Van Kampen UIF Equity Growth, Class II                                       -35.44%           -4.88%            0.37%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.91%            1.57%             3.99%





(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.02%            N/A             -22.73%
AIM V.I. Capital Appreciation - Series II                                    -32.12%           -5.22%            4.78%
AIM V.I. Dent Demographic Trends - Series II                                 -39.76%            N/A             -32.36%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.12%            N/A             -10.50%
AIM V.I. Premier Equity - Series II                                          -37.94%           -5.16%            5.28%
Alger American Growth - Class S                                              -40.56%           -3.00%            6.61%
Alger American Leveraged AllCap - Class S                                    -41.47%           0.31%             10.88%
Alger American MidCap Growth - Class S                                       -37.60%           1.24%             9.82%
Fidelity VIP Asset Manager - Service Class 2                                 -16.96%           -1.64%            4.45%
Fidelity VIP Contrafund - Service Class 2                                    -17.52%           0.73%             9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -24.91%           -2.67%            7.18%
Fidelity VIP Growth - Service Class 2                                        -37.79%           -3.32%            5.85%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.77%            4.42%             4.70%
Fidelity VIP Overseas - Service Class 2                                      -28.15%           -6.88%            2.23%
Fidelity VIP Index 500 - Service Class 2                                     -30.10%           -3.81%            6.46%
Janus Aspen Series Balanced: Service Shares                                  -14.65%           5.24%             9.23%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.71%           4.13%             7.81%
Janus Aspen Series International Value: Service Shares                       -21.21%            N/A             -11.41%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.84%            -3.50%            1.15%
MFS Investors Growth Stock - Service Class                                   -35.26%            N/A             -12.48%
MFS Investors Trust - Service Class                                          -28.83%           -6.02%            3.03%
MFS New Discovery - Service Class                                            -39.26%            N/A              -0.98%
MFS Total Return - Service Class                                             -13.36%           2.08%             8.13%
MFS Value - Service Class                                                      N/A              N/A             -21.62%
Oppenheimer Global Securities - Service Shares                               -30.03%           2.51%             9.36%
Oppenheimer Main Street Small Cap - Service Shares                           -23.72%            N/A              -3.90%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.04%            N/A              -5.47%
PEA Renaissance                                                                N/A              N/A             -19.59%
PEA Science and Technology                                                   -56.67%            N/A             -64.27%
PIMCO Foreign Bond - Administrative Shares                                   -0.09%             N/A              2.68%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.31%
PIMCO Real Return - Administrative Shares                                     9.09%             N/A              8.64%
PIMCO Total Return - Administrative Shares                                    0.78%            4.34%             4.33%
Rydex Sector Rotation                                                          N/A              N/A             -29.52%
Salomon Brothers Variable All Cap - Class II                                 -32.84%            N/A              2.42%
Salomon Brothers Variable High Yield - Class II                              -1.69%             N/A              0.19%
Salomon Brothers Variable Investors - Class II                               -30.91%            N/A              -2.27%
T. Rowe Price Equity Income - II                                             -21.19%           -0.55%            8.43%
T. Rowe Price Blue Chip Growth - II                                          -31.72%            N/A             -24.28%
Van Eck Worldwide Emerging Markets                                           -11.08%           -8.87%            -5.06%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.91%           -6.90%            2.81%
Van Kampen LIT Aggressive Growth, Class II                                   -39.96%            N/A             -46.39%
Van Kampen LIT Government Portfolio, Class II                                 1.02%            3.73%             3.90%
Van Kampen LIT Growth and Income, Class II                                   -22.55%           2.39%             5.36%
Van Kampen UIF Equity Growth, Class II                                       -35.58%           -5.08%            0.16%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.10%            1.36%             3.78%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.75%            N/A             -22.43%
AIM V.I. Capital Appreciation - Series II                                    -31.86%           -4.87%            5.14%
AIM V.I. Dent Demographic Trends - Series II                                 -39.52%            N/A             -32.09%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.81%            N/A             -10.16%
AIM V.I. Premier Equity - Series II                                          -37.70%           -4.81%            5.65%
Alger American Growth - Class S                                              -40.33%           -2.65%            6.98%
Alger American Leveraged AllCap - Class S                                    -41.25%           0.67%             11.27%
Alger American MidCap Growth - Class S                                       -37.36%           1.60%             10.21%
Fidelity VIP Asset Manager - Service Class 2                                 -16.65%           -1.28%            4.82%
Fidelity VIP Contrafund - Service Class 2                                    -17.21%           1.09%             9.99%
Fidelity VIP Equity-Income - Service Class 2                                 -24.63%           -2.32%            7.56%
Fidelity VIP Growth - Service Class 2                                        -37.55%           -2.97%            6.22%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.15%            4.79%             5.07%
Fidelity VIP Overseas - Service Class 2                                      -27.88%           -6.54%            2.59%
Fidelity VIP Index 500 - Service Class 2                                     -29.83%           -3.46%            6.83%
Janus Aspen Series Balanced: Service Shares                                  -14.33%           5.62%             9.61%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.43%           4.50%             8.20%
Janus Aspen Series International Value: Service Shares                       -20.91%            N/A             -11.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.49%            -3.15%            1.51%
MFS Investors Growth Stock - Service Class                                   -35.01%            N/A             -12.15%
MFS Investors Trust - Service Class                                          -28.56%           -5.68%            3.39%
MFS New Discovery - Service Class                                            -39.03%            N/A              -0.62%
MFS Total Return - Service Class                                             -13.03%           2.44%             8.51%
MFS Value - Service Class                                                      N/A              N/A             -21.33%
Oppenheimer Global Securities - Service Shares                               -29.76%           2.88%             9.75%
Oppenheimer Main Street Small Cap - Service Shares                           -23.43%            N/A              -3.54%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.76%            N/A              -5.12%
PEA Renaissance                                                                N/A              N/A             -19.43%
PEA Science and Technology                                                   -56.50%            N/A             -64.04%
PIMCO Foreign Bond - Administrative Shares                                    0.29%             N/A              3.05%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              0.68%
PIMCO Real Return - Administrative Shares                                     9.49%             N/A              9.04%
PIMCO Total Return - Administrative Shares                                    1.16%            4.71%             4.71%
Rydex Sector Rotation                                                          N/A              N/A             -29.34%
Salomon Brothers Variable All Cap - Class II                                 -32.58%            N/A              2.79%
Salomon Brothers Variable High Yield - Class II                              -1.32%             N/A              0.55%
Salomon Brothers Variable Investors - Class II                               -30.65%            N/A              -1.91%
T. Rowe Price Equity Income - II                                             -20.90%           -0.19%            8.81%
T. Rowe Price Blue Chip Growth - II                                          -31.46%            N/A             -23.99%
Van Eck Worldwide Emerging Markets                                           -10.74%           -8.53%            -4.72%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.57%           -6.56%            3.18%
Van Kampen LIT Aggressive Growth, Class II                                   -39.73%            N/A             -46.16%
Van Kampen LIT Government Portfolio, Class II                                 1.40%            4.11%             4.27%
Van Kampen LIT Growth and Income, Class II                                   -22.26%           2.76%             5.73%
Van Kampen UIF Equity Growth, Class II                                       -35.33%           -4.73%            0.52%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.76%            1.73%             4.15%





 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.90%            N/A             -22.60%
AIM V.I. Capital Appreciation - Series II                                    -32.01%           -5.07%            4.93%
AIM V.I. Dent Demographic Trends - Series II                                 -39.66%            N/A             -32.24%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.99%            N/A             -10.35%
AIM V.I. Premier Equity - Series II                                          -37.83%           -5.01%            5.44%
Alger American Growth - Class S                                              -40.46%           -2.85%            6.77%
Alger American Leveraged AllCap - Class S                                    -41.38%           0.46%             11.05%
Alger American MidCap Growth - Class S                                       -37.50%           1.39%             9.99%
Fidelity VIP Asset Manager - Service Class 2                                 -16.83%           -1.49%            4.61%
Fidelity VIP Contrafund - Service Class 2                                    -17.39%           0.88%             9.77%
Fidelity VIP Equity-Income - Service Class 2                                 -24.79%           -2.52%            7.34%
Fidelity VIP Growth - Service Class 2                                        -37.68%           -3.17%            6.01%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.93%            4.58%             4.86%
Fidelity VIP Overseas - Service Class 2                                      -28.03%           -6.74%            2.39%
Fidelity VIP Index 500 - Service Class 2                                     -29.99%           -3.66%            6.62%
Janus Aspen Series Balanced: Service Shares                                  -14.52%           5.41%             9.39%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.59%           4.29%             7.98%
Janus Aspen Series International Value: Service Shares                       -21.08%            N/A             -11.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.69%            -3.35%            1.30%
MFS Investors Growth Stock - Service Class                                   -35.15%            N/A             -12.33%
MFS Investors Trust - Service Class                                          -28.72%           -5.88%            3.18%
MFS New Discovery - Service Class                                            -39.16%            N/A              -0.83%
MFS Total Return - Service Class                                             -13.22%           2.23%             8.29%
MFS Value - Service Class                                                      N/A              N/A             -21.50%
Oppenheimer Global Securities - Service Shares                               -29.91%           2.67%             9.53%
Oppenheimer Main Street Small Cap - Service Shares                           -23.59%            N/A              -3.74%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.92%            N/A              -5.32%
PEA Renaissance                                                                N/A              N/A             -19.52%
PEA Science and Technology                                                   -56.60%            N/A             -64.17%
PIMCO Foreign Bond - Administrative Shares                                    0.07%             N/A              2.84%
PIMCO Money Market - Administrative Shares                                   -6.59%             N/A              0.47%
PIMCO Real Return - Administrative Shares                                     9.26%             N/A              8.81%
PIMCO Total Return - Administrative Shares                                    0.94%            4.50%             4.49%
Rydex Sector Rotation                                                          N/A              N/A             -29.45%
Salomon Brothers Variable All Cap - Class II                                 -32.73%            N/A              2.58%
Salomon Brothers Variable High Yield - Class II                              -1.53%             N/A              0.34%
Salomon Brothers Variable Investors - Class II                               -30.80%            N/A              -2.12%
T. Rowe Price Equity Income - II                                             -21.07%           -0.39%            8.59%
T. Rowe Price Blue Chip Growth - II                                          -31.61%            N/A             -24.15%
Van Eck Worldwide Emerging Markets                                           -10.94%           -8.72%            -4.91%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.76%           -6.75%            2.97%
Van Kampen LIT Aggressive Growth, Class II                                   -39.87%            N/A             -46.29%
Van Kampen LIT Government Portfolio, Class II                                 1.18%            3.89%             4.06%
Van Kampen LIT Growth and Income, Class II                                   -22.43%           2.55%             5.52%
Van Kampen UIF Equity Growth, Class II                                       -35.48%           -4.93%            0.31%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.96%            1.52%             3.94%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.98%            N/A             -22.68%
AIM V.I. Capital Appreciation - Series II                                    -32.08%           -5.17%            4.83%
AIM V.I. Dent Demographic Trends - Series II                                 -39.72%            N/A             -32.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.07%            N/A             -10.45%
AIM V.I. Premier Equity - Series II                                          -37.90%           -5.11%            5.33%
Alger American Growth - Class S                                              -40.52%           -2.95%            6.66%
Alger American Leveraged AllCap - Class S                                    -41.44%           0.36%             10.94%
Alger American MidCap Growth - Class S                                       -37.57%           1.29%             9.88%
Fidelity VIP Asset Manager - Service Class 2                                 -16.91%           -1.59%            4.51%
Fidelity VIP Contrafund - Service Class 2                                    -17.48%           0.78%             9.66%
Fidelity VIP Equity-Income - Service Class 2                                 -24.87%           -2.62%            7.24%
Fidelity VIP Growth - Service Class 2                                        -37.75%           -3.27%            5.90%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.82%            4.47%             4.75%
Fidelity VIP Overseas - Service Class 2                                      -28.11%           -6.83%            2.28%
Fidelity VIP Index 500 - Service Class 2                                     -30.06%           -3.76%            6.51%
Janus Aspen Series Balanced: Service Shares                                  -14.61%           5.30%             9.28%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.67%           4.18%             7.87%
Janus Aspen Series International Value: Service Shares                       -21.17%            N/A             -11.37%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.79%            -3.45%            1.20%
MFS Investors Growth Stock - Service Class                                   -35.22%            N/A             -12.43%
MFS Investors Trust - Service Class                                          -28.79%           -5.98%            3.08%
MFS New Discovery - Service Class                                            -39.23%            N/A              -0.93%
MFS Total Return - Service Class                                             -13.31%           2.13%             8.18%
MFS Value - Service Class                                                      N/A              N/A             -21.58%
Oppenheimer Global Securities - Service Shares                               -29.99%           2.57%             9.42%
Oppenheimer Main Street Small Cap - Service Shares                           -23.68%            N/A              -3.85%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.00%            N/A              -5.42%
PEA Renaissance                                                                N/A              N/A             -19.56%
PEA Science and Technology                                                   -56.65%            N/A             -64.24%
PIMCO Foreign Bond - Administrative Shares                                   -0.03%             N/A              2.73%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.36%
PIMCO Real Return - Administrative Shares                                     9.14%             N/A              8.70%
PIMCO Total Return - Administrative Shares                                    0.83%            4.39%             4.39%
Rydex Sector Rotation                                                          N/A              N/A             -29.50%
Salomon Brothers Variable All Cap - Class II                                 -32.80%            N/A              2.47%
Salomon Brothers Variable High Yield - Class II                              -1.63%             N/A              0.24%
Salomon Brothers Variable Investors - Class II                               -30.88%            N/A              -2.22%
T. Rowe Price Equity Income - II                                             -21.15%           -0.50%            8.48%
T. Rowe Price Blue Chip Growth - II                                          -31.69%            N/A             -24.23%
Van Eck Worldwide Emerging Markets                                           -11.03%           -8.82%            -5.01%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.86%           -6.85%            2.87%
Van Kampen LIT Aggressive Growth, Class II                                   -39.93%            N/A             -46.36%
Van Kampen LIT Government Portfolio, Class II                                 1.08%            3.79%             3.95%
Van Kampen LIT Growth and Income, Class II                                   -22.51%           2.44%             5.41%
Van Kampen UIF Equity Growth, Class II                                       -35.55%           -5.03%            0.21%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.05%            1.41%             3.84%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.13%            N/A             -22.85%
AIM V.I. Capital Appreciation - Series II                                    -32.23%           -5.36%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -39.86%            N/A             -32.47%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.25%            N/A             -10.64%
AIM V.I. Premier Equity - Series II                                          -38.04%           -5.30%            5.12%
Alger American Growth - Class S                                              -40.66%           -3.15%            6.45%
Alger American Leveraged AllCap - Class S                                    -41.57%           0.15%             10.72%
Alger American MidCap Growth - Class S                                       -37.70%           1.08%             9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -17.09%           -1.79%            4.30%
Fidelity VIP Contrafund - Service Class 2                                    -17.66%           0.57%             9.44%
Fidelity VIP Equity-Income - Service Class 2                                 -25.04%           -2.82%            7.02%
Fidelity VIP Growth - Service Class 2                                        -37.89%           -3.47%            5.69%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.61%            4.26%             4.54%
Fidelity VIP Overseas - Service Class 2                                      -28.27%           -7.03%            2.08%
Fidelity VIP Index 500 - Service Class 2                                     -30.21%           -3.96%            6.30%
Janus Aspen Series Balanced: Service Shares                                  -14.79%           5.08%             9.06%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.84%           3.97%             7.65%
Janus Aspen Series International Value: Service Shares                       -21.34%            N/A             -11.56%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.99%            -3.65%            1.00%
MFS Investors Growth Stock - Service Class                                   -35.36%            N/A             -12.62%
MFS Investors Trust - Service Class                                          -28.95%           -6.17%            2.87%
MFS New Discovery - Service Class                                            -39.36%            N/A              -1.13%
MFS Total Return - Service Class                                             -13.50%           1.92%             7.96%
MFS Value - Service Class                                                      N/A              N/A             -21.75%
Oppenheimer Global Securities - Service Shares                               -30.14%           2.36%             9.20%
Oppenheimer Main Street Small Cap - Service Shares                           -23.84%            N/A              -4.05%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.16%            N/A              -5.62%
PEA Renaissance                                                                N/A              N/A             -19.65%
PEA Science and Technology                                                   -56.75%            N/A             -64.37%
PIMCO Foreign Bond - Administrative Shares                                   -0.24%             N/A              2.52%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.15%
PIMCO Real Return - Administrative Shares                                     8.91%             N/A              8.47%
PIMCO Total Return - Administrative Shares                                    0.62%            4.18%             4.17%
Rydex Sector Rotation                                                          N/A              N/A             -29.60%
Salomon Brothers Variable All Cap - Class II                                 -32.95%            N/A              2.26%
Salomon Brothers Variable High Yield - Class II                              -1.84%             N/A              0.03%
Salomon Brothers Variable Investors - Class II                               -31.03%            N/A              -2.42%
T. Rowe Price Equity Income - II                                             -21.32%           -0.70%            8.26%
T. Rowe Price Blue Chip Growth - II                                          -31.83%            N/A             -24.40%
Van Eck Worldwide Emerging Markets                                           -11.22%           -9.01%            -5.20%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.05%           -7.04%            2.66%
Van Kampen LIT Aggressive Growth, Class II                                   -40.06%            N/A             -46.49%
Van Kampen LIT Government Portfolio, Class II                                 0.86%            3.57%             3.75%
Van Kampen LIT Growth and Income, Class II                                   -22.68%           2.23%             5.20%
Van Kampen UIF Equity Growth, Class II                                       -35.69%           -5.22%            0.01%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.25%            1.21%             3.62%


(Without the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.94%            N/A             -22.82%
AIM V.I. Capital Appreciation - Series II                                    -32.06%           -4.90%            5.27%
AIM V.I. Dent Demographic Trends - Series II                                 -39.76%            N/A             -32.67%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.96%            N/A             -10.52%
AIM V.I. Premier Equity - Series II                                          -37.92%           -4.83%            5.78%
Alger American Growth - Class S                                              -40.56%           -2.62%            7.14%
Alger American Leveraged AllCap - Class S                                    -41.49%           0.77%             11.51%
Alger American MidCap Growth - Class S                                       -37.58%           1.66%             10.40%
Fidelity VIP Asset Manager - Service Class 2                                 -16.79%           -1.34%            4.90%
Fidelity VIP Contrafund - Service Class 2                                    -17.36%           1.10%             10.17%
Fidelity VIP Equity-Income - Service Class 2                                 -24.80%           -2.38%            7.70%
Fidelity VIP Growth - Service Class 2                                        -37.77%           -2.95%            6.36%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.08%            4.75%             5.08%
Fidelity VIP Overseas - Service Class 2                                      -28.06%           -6.62%            2.69%
Fidelity VIP Index 500 - Service Class 2                                     -30.03%           -3.49%            6.97%
Janus Aspen Series Balanced: Service Shares                                  -14.46%           5.68%             9.70%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.59%           4.62%             8.33%
Janus Aspen Series International Value: Service Shares                       -21.07%            N/A             -11.30%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.58%            -3.30%            1.44%
MFS Investors Growth Stock - Service Class                                   -35.22%            N/A             -12.29%
MFS Investors Trust - Service Class                                          -28.75%           -5.76%            3.43%
MFS New Discovery - Service Class                                            -39.26%            N/A              -0.63%
MFS Total Return - Service Class                                             -13.16%           2.41%             8.63%
MFS Value - Service Class                                                      N/A              N/A             -21.49%
Oppenheimer Global Securities - Service Shares                               -29.95%           2.93%             9.94%
Oppenheimer Main Street Small Cap - Service Shares                           -23.60%            N/A              -3.66%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.93%            N/A              -5.33%
PEA Renaissance                                                                N/A              N/A             -19.75%
PEA Science and Technology                                                   -56.80%            N/A             -65.63%
PIMCO Foreign Bond - Administrative Shares                                    0.21%             N/A              2.96%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.48%
PIMCO Real Return - Administrative Shares                                     9.45%             N/A              8.88%
PIMCO Total Return - Administrative Shares                                    1.09%            4.67%             4.67%
Rydex Sector Rotation                                                          N/A              N/A             -29.64%
Salomon Brothers Variable All Cap - Class II                                 -32.79%            N/A              2.81%
Salomon Brothers Variable High Yield - Class II                              -1.40%             N/A              0.42%
Salomon Brothers Variable Investors - Class II                               -30.85%            N/A              -1.96%
T. Rowe Price Equity Income - II                                             -21.06%           -0.24%            8.94%
T. Rowe Price Blue Chip Growth - II                                          -31.66%            N/A             -24.44%
Van Eck Worldwide Emerging Markets                                           -10.86%           -8.78%            -4.95%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.69%           -6.80%            3.26%
Van Kampen LIT Aggressive Growth, Class II                                   -39.97%            N/A             -46.91%
Van Kampen LIT Government Portfolio, Class II                                 1.33%            4.05%             4.26%
Van Kampen LIT Growth and Income, Class II                                   -22.42%           2.77%             5.71%
Van Kampen UIF Equity Growth, Class II                                       -35.55%           -4.76%            0.58%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.87%            1.62%             4.11%







(With the MAV Death Benefit Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.10%            N/A             -22.99%
AIM V.I. Capital Appreciation - Series II                                    -32.21%           -5.10%            5.05%
AIM V.I. Dent Demographic Trends - Series II                                 -39.89%            N/A             -32.83%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.14%            N/A             -10.71%
AIM V.I. Premier Equity - Series II                                          -38.06%           -5.03%            5.56%
Alger American Growth - Class S                                              -40.70%           -2.82%            6.93%
Alger American Leveraged AllCap - Class S                                    -41.62%           0.56%             11.29%
Alger American MidCap Growth - Class S                                       -37.72%           1.45%             10.17%
Fidelity VIP Asset Manager - Service Class 2                                 -16.97%           -1.54%            4.68%
Fidelity VIP Contrafund - Service Class 2                                    -17.53%           0.89%             9.95%
Fidelity VIP Equity-Income - Service Class 2                                 -24.97%           -2.58%            7.49%
Fidelity VIP Growth - Service Class 2                                        -37.91%           -3.15%            6.15%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.86%            4.53%             4.86%
Fidelity VIP Overseas - Service Class 2                                      -28.22%           -6.82%            2.48%
Fidelity VIP Index 500 - Service Class 2                                     -30.18%           -3.69%            6.75%
Janus Aspen Series Balanced: Service Shares                                  -14.65%           5.46%             9.48%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.76%           4.40%             8.11%
Janus Aspen Series International Value: Service Shares                       -21.24%            N/A             -11.49%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.79%            -3.50%            1.23%
MFS Investors Growth Stock - Service Class                                   -35.37%            N/A             -12.48%
MFS Investors Trust - Service Class                                          -28.91%           -5.95%            3.22%
MFS New Discovery - Service Class                                            -39.39%            N/A              -0.84%
MFS Total Return - Service Class                                             -13.35%           2.20%             8.41%
MFS Value - Service Class                                                      N/A              N/A             -21.66%
Oppenheimer Global Securities - Service Shares                               -30.10%           2.72%             9.71%
Oppenheimer Main Street Small Cap - Service Shares                           -23.76%            N/A              -3.86%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.10%            N/A              -5.53%
PEA Renaissance                                                                N/A              N/A             -19.84%
PEA Science and Technology                                                   -56.90%            N/A             -65.78%
PIMCO Foreign Bond - Administrative Shares                                    0.00%             N/A              2.74%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.27%
PIMCO Real Return - Administrative Shares                                     9.22%             N/A              8.66%
PIMCO Total Return - Administrative Shares                                    0.87%            4.45%             4.45%
Rydex Sector Rotation                                                          N/A              N/A             -29.74%
Salomon Brothers Variable All Cap - Class II                                 -32.93%            N/A              2.60%
Salomon Brothers Variable High Yield - Class II                              -1.61%             N/A              0.21%
Salomon Brothers Variable Investors - Class II                               -31.00%            N/A              -2.17%
T. Rowe Price Equity Income - II                                             -21.23%           -0.45%            8.72%
T. Rowe Price Blue Chip Growth - II                                          -31.81%            N/A             -24.60%
Van Eck Worldwide Emerging Markets                                           -11.05%           -8.98%            -5.15%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.88%           -7.00%            3.05%
Van Kampen LIT Aggressive Growth, Class II                                   -40.10%            N/A             -47.04%
Van Kampen LIT Government Portfolio, Class II                                 1.11%            3.84%             4.04%
Van Kampen LIT Growth and Income, Class II                                   -22.59%           2.56%             5.50%
Van Kampen UIF Equity Growth, Class II                                       -35.69%           -4.96%            0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.07%            1.41%             3.89%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.17%            N/A             -23.08%
AIM V.I. Capital Appreciation - Series II                                    -32.28%           -5.20%            4.95%
AIM V.I. Dent Demographic Trends - Series II                                 -39.96%            N/A             -32.91%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.23%            N/A             -10.81%
AIM V.I. Premier Equity - Series II                                          -38.13%           -5.13%            5.45%
Alger American Growth - Class S                                              -40.76%           -2.92%            6.82%
Alger American Leveraged AllCap - Class S                                    -41.68%           0.45%             11.18%
Alger American MidCap Growth - Class S                                       -37.79%           1.34%             10.06%
Fidelity VIP Asset Manager - Service Class 2                                 -17.06%           -1.64%            4.58%
Fidelity VIP Contrafund - Service Class 2                                    -17.62%           0.79%             9.84%
Fidelity VIP Equity-Income - Service Class 2                                 -25.05%           -2.68%            7.38%
Fidelity VIP Growth - Service Class 2                                        -37.98%           -3.26%            6.04%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.75%            4.42%             4.76%
Fidelity VIP Overseas - Service Class 2                                      -28.30%           -6.91%            2.38%
Fidelity VIP Index 500 - Service Class 2                                     -30.26%           -3.79%            6.64%
Janus Aspen Series Balanced: Service Shares                                  -14.74%           5.36%             9.37%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.84%           4.29%             8.00%
Janus Aspen Series International Value: Service Shares                       -21.32%            N/A             -11.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.89%            -3.60%            1.13%
MFS Investors Growth Stock - Service Class                                   -35.44%            N/A             -12.58%
MFS Investors Trust - Service Class                                          -28.98%           -6.05%            3.12%
MFS New Discovery - Service Class                                            -39.46%            N/A              -0.94%
MFS Total Return - Service Class                                             -13.44%           2.10%             8.30%
MFS Value - Service Class                                                      N/A              N/A             -21.74%
Oppenheimer Global Securities - Service Shares                               -30.18%           2.61%             9.60%
Oppenheimer Main Street Small Cap - Service Shares                           -23.84%            N/A              -3.96%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.18%            N/A              -5.63%
PEA Renaissance                                                                N/A              N/A             -19.88%
PEA Science and Technology                                                   -56.95%            N/A             -65.85%
PIMCO Foreign Bond - Administrative Shares                                   -0.11%             N/A              2.63%
PIMCO Money Market - Administrative Shares                                   -6.79%             N/A              0.16%
PIMCO Real Return - Administrative Shares                                     9.11%             N/A              8.54%
PIMCO Total Return - Administrative Shares                                    0.76%            4.34%             4.34%
Rydex Sector Rotation                                                          N/A              N/A             -29.79%
Salomon Brothers Variable All Cap - Class II                                 -33.01%            N/A              2.49%
Salomon Brothers Variable High Yield - Class II                              -1.72%             N/A              0.10%
Salomon Brothers Variable Investors - Class II                               -31.07%            N/A              -2.27%
T. Rowe Price Equity Income - II                                             -21.31%           -0.55%            8.61%
T. Rowe Price Blue Chip Growth - II                                          -31.89%            N/A             -24.69%
Van Eck Worldwide Emerging Markets                                           -11.15%           -9.08%            -5.25%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.98%           -7.10%            2.94%
Van Kampen LIT Aggressive Growth, Class II                                   -40.17%            N/A             -47.11%
Van Kampen LIT Government Portfolio, Class II                                 1.01%            3.73%             3.94%
Van Kampen LIT Growth and Income, Class II                                   -22.68%           2.46%             5.39%
Van Kampen UIF Equity Growth, Class II                                       -35.76%           -5.06%            0.27%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.17%            1.30%             3.78%


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.33%            N/A             -23.25%
AIM V.I. Capital Appreciation - Series II                                    -32.43%           -5.40%            4.73%
AIM V.I. Dent Demographic Trends - Series II                                 -40.09%            N/A             -33.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.40%            N/A             -11.00%
AIM V.I. Premier Equity - Series II                                          -38.27%           -5.33%            5.24%
Alger American Growth - Class S                                              -40.89%           -3.12%            6.60%
Alger American Leveraged AllCap - Class S                                    -41.81%           0.25%             10.95%
Alger American MidCap Growth - Class S                                       -37.93%           1.13%             9.84%
Fidelity VIP Asset Manager - Service Class 2                                 -17.24%           -1.85%            4.36%
Fidelity VIP Contrafund - Service Class 2                                    -17.80%           0.58%             9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -25.21%           -2.89%            7.16%
Fidelity VIP Growth - Service Class 2                                        -38.11%           -3.46%            5.83%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.54%            4.21%             4.54%
Fidelity VIP Overseas - Service Class 2                                      -28.46%           -7.11%            2.17%
Fidelity VIP Index 500 - Service Class 2                                     -30.41%           -3.99%            6.43%
Janus Aspen Series Balanced: Service Shares                                  -14.92%           5.14%             9.15%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.01%           4.08%             7.77%
Janus Aspen Series International Value: Service Shares                       -21.50%            N/A             -11.78%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.09%            -3.80%            0.92%
MFS Investors Growth Stock - Service Class                                   -35.58%            N/A             -12.77%
MFS Investors Trust - Service Class                                          -29.14%           -6.25%            2.91%
MFS New Discovery - Service Class                                            -39.59%            N/A              -1.15%
MFS Total Return - Service Class                                             -13.63%           1.88%             8.08%
MFS Value - Service Class                                                      N/A              N/A             -21.91%
Oppenheimer Global Securities - Service Shares                               -30.33%           2.40%             9.38%
Oppenheimer Main Street Small Cap - Service Shares                           -24.01%            N/A              -4.17%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.34%            N/A              -5.83%
PEA Renaissance                                                                N/A              N/A             -19.97%
PEA Science and Technology                                                   -57.05%            N/A             -65.99%
PIMCO Foreign Bond - Administrative Shares                                   -0.32%             N/A              2.42%
PIMCO Money Market - Administrative Shares                                   -6.99%             N/A              -0.05%
PIMCO Real Return - Administrative Shares                                     8.87%             N/A              8.32%
PIMCO Total Return - Administrative Shares                                    0.55%            4.13%             4.13%
Rydex Sector Rotation                                                          N/A              N/A             -29.89%
Salomon Brothers Variable All Cap - Class II                                 -33.16%            N/A              2.28%
Salomon Brothers Variable High Yield - Class II                              -1.93%             N/A              -0.11%
Salomon Brothers Variable Investors - Class II                               -31.23%            N/A              -2.48%
T. Rowe Price Equity Income - II                                             -21.48%           -0.76%            8.39%
T. Rowe Price Blue Chip Growth - II                                          -32.04%            N/A             -24.85%
Van Eck Worldwide Emerging Markets                                           -11.34%           -9.27%            -5.44%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.17%           -7.30%            2.73%
Van Kampen LIT Aggressive Growth, Class II                                   -40.30%            N/A             -47.24%
Van Kampen LIT Government Portfolio, Class II                                 0.79%            3.51%             3.72%
Van Kampen LIT Growth and Income, Class II                                   -22.84%           2.24%             5.17%
Van Kampen UIF Equity Growth, Class II                                       -35.91%           -5.26%            0.06%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.36%            1.09%             3.57%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.14%            N/A             -23.04%
AIM V.I. Capital Appreciation - Series II                                    -32.25%           -5.15%            5.00%
AIM V.I. Dent Demographic Trends - Series II                                 -39.92%            N/A             -32.87%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.18%            N/A             -10.76%
AIM V.I. Premier Equity - Series II                                          -38.09%           -5.08%            5.51%
Alger American Growth - Class S                                              -40.73%           -2.87%            6.87%
Alger American Leveraged AllCap - Class S                                    -41.65%           0.51%             11.23%
Alger American MidCap Growth - Class S                                       -37.76%           1.39%             10.12%
Fidelity VIP Asset Manager - Service Class 2                                 -17.01%           -1.59%            4.63%
Fidelity VIP Contrafund - Service Class 2                                    -17.58%           0.84%             9.89%
Fidelity VIP Equity-Income - Service Class 2                                 -25.01%           -2.63%            7.43%
Fidelity VIP Growth - Service Class 2                                        -37.94%           -3.20%            6.10%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.81%            4.48%             4.81%
Fidelity VIP Overseas - Service Class 2                                      -28.26%           -6.86%            2.43%
Fidelity VIP Index 500 - Service Class 2                                     -30.22%           -3.74%            6.70%
Janus Aspen Series Balanced: Service Shares                                  -14.69%           5.41%             9.42%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.80%           4.35%             8.05%
Janus Aspen Series International Value: Service Shares                       -21.28%            N/A             -11.54%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.84%            -3.55%            1.18%
MFS Investors Growth Stock - Service Class                                   -35.40%            N/A             -12.53%
MFS Investors Trust - Service Class                                          -28.95%           -6.00%            3.17%
MFS New Discovery - Service Class                                            -39.42%            N/A              -0.89%
MFS Total Return - Service Class                                             -13.39%           2.15%             8.35%
MFS Value - Service Class                                                      N/A              N/A             -21.70%
Oppenheimer Global Securities - Service Shares                               -30.14%           2.67%             9.66%
Oppenheimer Main Street Small Cap - Service Shares                           -23.80%            N/A              -3.91%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.14%            N/A              -5.58%
PEA Renaissance                                                                N/A              N/A             -19.86%
PEA Science and Technology                                                   -56.92%            N/A             -65.81%
PIMCO Foreign Bond - Administrative Shares                                   -0.06%             N/A              2.69%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.22%
PIMCO Real Return - Administrative Shares                                     9.16%             N/A              8.60%
PIMCO Total Return - Administrative Shares                                    0.82%            4.40%             4.39%
Rydex Sector Rotation                                                          N/A              N/A             -29.77%
Salomon Brothers Variable All Cap - Class II                                 -32.97%            N/A              2.55%
Salomon Brothers Variable High Yield - Class II                              -1.66%             N/A              0.15%
Salomon Brothers Variable Investors - Class II                               -31.04%            N/A              -2.22%
T. Rowe Price Equity Income - II                                             -21.27%           -0.50%            8.66%
T. Rowe Price Blue Chip Growth - II                                          -31.85%            N/A             -24.65%
Van Eck Worldwide Emerging Markets                                           -11.10%           -9.03%            -5.20%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.93%           -7.05%            2.99%
Van Kampen LIT Aggressive Growth, Class II                                   -40.13%            N/A             -47.07%
Van Kampen LIT Government Portfolio, Class II                                 1.06%            3.78%             3.99%
Van Kampen LIT Growth and Income, Class II                                   -22.63%           2.51%             5.44%
Van Kampen UIF Equity Growth, Class II                                       -35.73%           -5.01%            0.32%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.12%            1.35%             3.84%



(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.29%            N/A             -23.20%
AIM V.I. Capital Appreciation - Series II                                    -32.40%           -5.35%            4.79%
AIM V.I. Dent Demographic Trends - Series II                                 -40.06%            N/A             -33.03%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.36%            N/A             -10.95%
AIM V.I. Premier Equity - Series II                                          -38.23%           -5.28%            5.29%
Alger American Growth - Class S                                              -40.86%           -3.07%            6.66%
Alger American Leveraged AllCap - Class S                                    -41.78%           0.30%             11.01%
Alger American MidCap Growth - Class S                                       -37.89%           1.18%             9.89%
Fidelity VIP Asset Manager - Service Class 2                                 -17.19%           -1.80%            4.42%
Fidelity VIP Contrafund - Service Class 2                                    -17.76%           0.63%             9.67%
Fidelity VIP Equity-Income - Service Class 2                                 -25.17%           -2.83%            7.21%
Fidelity VIP Growth - Service Class 2                                        -38.08%           -3.41%            5.88%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.59%            4.26%             4.59%
Fidelity VIP Overseas - Service Class 2                                      -28.42%           -7.06%            2.22%
Fidelity VIP Index 500 - Service Class 2                                     -30.37%           -3.94%            6.48%
Janus Aspen Series Balanced: Service Shares                                  -14.88%           5.19%             9.20%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.97%           4.13%             7.83%
Janus Aspen Series International Value: Service Shares                       -21.45%            N/A             -11.73%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.04%            -3.75%            0.97%
MFS Investors Growth Stock - Service Class                                   -35.55%            N/A             -12.72%
MFS Investors Trust - Service Class                                          -29.10%           -6.20%            2.96%
MFS New Discovery - Service Class                                            -39.56%            N/A              -1.10%
MFS Total Return - Service Class                                             -13.58%           1.94%             8.13%
MFS Value - Service Class                                                      N/A              N/A             -21.87%
Oppenheimer Global Securities - Service Shares                               -30.30%           2.46%             9.44%
Oppenheimer Main Street Small Cap - Service Shares                           -23.97%            N/A              -4.11%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.30%            N/A              -5.78%
PEA Renaissance                                                                N/A              N/A             -19.95%
PEA Science and Technology                                                   -57.02%            N/A             -65.96%
PIMCO Foreign Bond - Administrative Shares                                   -0.27%             N/A              2.47%
PIMCO Money Market - Administrative Shares                                   -6.94%             N/A              0.00%
PIMCO Real Return - Administrative Shares                                     8.93%             N/A              8.37%
PIMCO Total Return - Administrative Shares                                    0.60%            4.18%             4.18%
Rydex Sector Rotation                                                          N/A              N/A             -29.87%
Salomon Brothers Variable All Cap - Class II                                 -33.12%            N/A              2.33%
Salomon Brothers Variable High Yield - Class II                              -1.87%             N/A              -0.06%
Salomon Brothers Variable Investors - Class II                               -31.19%            N/A              -2.43%
T. Rowe Price Equity Income - II                                             -21.44%           -0.71%            8.44%
T. Rowe Price Blue Chip Growth - II                                          -32.00%            N/A             -24.81%
Van Eck Worldwide Emerging Markets                                           -11.29%           -9.22%            -5.39%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.12%           -7.25%            2.78%
Van Kampen LIT Aggressive Growth, Class II                                   -40.27%            N/A             -47.20%
Van Kampen LIT Government Portfolio, Class II                                 0.85%            3.57%             3.78%
Van Kampen LIT Growth and Income, Class II                                   -22.80%           2.30%             5.23%
Van Kampen UIF Equity Growth, Class II                                       -35.87%           -5.21%            0.12%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.31%            1.14%             3.62%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.36%            N/A             -23.29%
AIM V.I. Capital Appreciation - Series II                                    -32.47%           -5.45%            4.68%
AIM V.I. Dent Demographic Trends - Series II                                 -40.12%            N/A             -33.11%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.44%            N/A             -11.05%
AIM V.I. Premier Equity - Series II                                          -38.30%           -5.38%            5.19%
Alger American Growth - Class S                                              -40.93%           -3.17%            6.55%
Alger American Leveraged AllCap - Class S                                    -41.84%           0.19%             10.90%
Alger American MidCap Growth - Class S                                       -37.96%           1.08%             9.78%
Fidelity VIP Asset Manager - Service Class 2                                 -17.28%           -1.90%            4.31%
Fidelity VIP Contrafund - Service Class 2                                    -17.85%           0.53%             9.56%
Fidelity VIP Equity-Income - Service Class 2                                 -25.25%           -2.94%            7.11%
Fidelity VIP Growth - Service Class 2                                        -38.15%           -3.51%            5.77%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.48%            4.15%             4.49%
Fidelity VIP Overseas - Service Class 2                                      -28.49%           -7.16%            2.12%
Fidelity VIP Index 500 - Service Class 2                                     -30.45%           -4.04%            6.37%
Janus Aspen Series Balanced: Service Shares                                  -14.97%           5.08%             9.09%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.05%           4.02%             7.72%
Janus Aspen Series International Value: Service Shares                       -21.54%            N/A             -11.82%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.14%            -3.85%            0.87%
MFS Investors Growth Stock - Service Class                                   -35.62%            N/A             -12.82%
MFS Investors Trust - Service Class                                          -29.18%           -6.30%            2.86%
MFS New Discovery - Service Class                                            -39.63%            N/A              -1.20%
MFS Total Return - Service Class                                             -13.67%           1.83%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -21.95%
Oppenheimer Global Securities - Service Shares                               -30.37%           2.35%             9.33%
Oppenheimer Main Street Small Cap - Service Shares                           -24.05%            N/A              -4.22%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.38%            N/A              -5.88%
PEA Renaissance                                                                N/A              N/A             -20.00%
PEA Science and Technology                                                   -57.07%            N/A             -66.03%
PIMCO Foreign Bond - Administrative Shares                                   -0.37%             N/A              2.37%
PIMCO Money Market - Administrative Shares                                   -7.04%             N/A              -0.10%
PIMCO Real Return - Administrative Shares                                     8.82%             N/A              8.26%
PIMCO Total Return - Administrative Shares                                    0.50%            4.07%             4.07%
Rydex Sector Rotation                                                          N/A              N/A             -29.92%
Salomon Brothers Variable All Cap - Class II                                 -33.19%            N/A              2.23%
Salomon Brothers Variable High Yield - Class II                              -1.98%             N/A              -0.16%
Salomon Brothers Variable Investors - Class II                               -31.26%            N/A              -2.53%
T. Rowe Price Equity Income - II                                             -21.52%           -0.81%            8.33%
T. Rowe Price Blue Chip Growth - II                                          -32.07%            N/A             -24.90%
Van Eck Worldwide Emerging Markets                                           -11.39%           -9.32%            -5.49%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.22%           -7.34%            2.68%
Van Kampen LIT Aggressive Growth, Class II                                   -40.33%            N/A             -47.27%
Van Kampen LIT Government Portfolio, Class II                                 0.74%            3.46%             3.67%
Van Kampen LIT Growth and Income, Class II                                   -22.89%           2.19%             5.12%
Van Kampen UIF Equity Growth, Class II                                       -35.94%           -5.31%            0.01%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.41%            1.04%             3.51%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.52%            N/A             -23.46%
AIM V.I. Capital Appreciation - Series II                                    -32.62%           -5.65%            4.47%
AIM V.I. Dent Demographic Trends - Series II                                 -40.26%            N/A             -33.27%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.62%            N/A             -11.24%
AIM V.I. Premier Equity - Series II                                          -38.44%           -5.58%            4.97%
Alger American Growth - Class S                                              -41.06%           -3.38%            6.33%
Alger American Leveraged AllCap - Class S                                    -41.97%           -0.01%            10.67%
Alger American MidCap Growth - Class S                                       -38.10%           0.87%             9.56%
Fidelity VIP Asset Manager - Service Class 2                                 -17.46%           -2.11%            4.10%
Fidelity VIP Contrafund - Service Class 2                                    -18.02%           0.32%             9.34%
Fidelity VIP Equity-Income - Service Class 2                                 -25.41%           -3.14%            6.89%
Fidelity VIP Growth - Service Class 2                                        -38.29%           -3.71%            5.56%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.27%            3.94%             4.27%
Fidelity VIP Overseas - Service Class 2                                      -28.65%           -7.36%            1.91%
Fidelity VIP Index 500 - Service Class 2                                     -30.60%           -4.24%            6.16%
Janus Aspen Series Balanced: Service Shares                                  -15.15%           4.87%             8.87%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.21%           3.81%             7.50%
Janus Aspen Series International Value: Service Shares                       -21.71%            N/A             -12.02%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.34%            -4.06%            0.67%
MFS Investors Growth Stock - Service Class                                   -35.76%            N/A             -13.01%
MFS Investors Trust - Service Class                                          -29.33%           -6.50%            2.65%
MFS New Discovery - Service Class                                            -39.76%            N/A              -1.41%
MFS Total Return - Service Class                                             -13.86%           1.62%             7.80%
MFS Value - Service Class                                                      N/A              N/A             -22.12%
Oppenheimer Global Securities - Service Shares                               -30.53%           2.14%             9.11%
Oppenheimer Main Street Small Cap - Service Shares                           -24.22%            N/A              -4.42%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.54%            N/A              -6.08%
PEA Renaissance                                                                N/A              N/A             -20.09%
PEA Science and Technology                                                   -57.17%            N/A             -66.17%
PIMCO Foreign Bond - Administrative Shares                                   -0.59%             N/A              2.15%
PIMCO Money Market - Administrative Shares                                   -7.24%             N/A              -0.31%
PIMCO Real Return - Administrative Shares                                     8.59%             N/A              8.03%
PIMCO Total Return - Administrative Shares                                    0.28%            3.86%             3.86%
Rydex Sector Rotation                                                          N/A              N/A             -30.02%
Salomon Brothers Variable All Cap - Class II                                 -33.34%            N/A              2.01%
Salomon Brothers Variable High Yield - Class II                              -2.19%             N/A              -0.37%
Salomon Brothers Variable Investors - Class II                               -31.41%            N/A              -2.73%
T. Rowe Price Equity Income - II                                             -21.69%           -1.02%            8.11%
T. Rowe Price Blue Chip Growth - II                                          -32.22%            N/A             -25.06%
Van Eck Worldwide Emerging Markets                                           -11.58%           -9.51%            -5.68%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.41%           -7.54%            2.47%
Van Kampen LIT Aggressive Growth, Class II                                   -40.46%            N/A             -47.40%
Van Kampen LIT Government Portfolio, Class II                                 0.52%            3.25%             3.46%
Van Kampen LIT Growth and Income, Class II                                   -23.05%           1.98%             4.90%
Van Kampen UIF Equity Growth, Class II                                       -36.08%           -5.51%            -0.20%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.60%            0.83%             3.30%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.25%            N/A             -23.16%
AIM V.I. Capital Appreciation - Series II                                    -32.36%           -5.30%            4.84%
AIM V.I. Dent Demographic Trends - Series II                                 -40.02%            N/A             -32.99%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.31%            N/A             -10.90%
AIM V.I. Premier Equity - Series II                                          -38.20%           -5.23%            5.35%
Alger American Growth - Class S                                              -40.83%           -3.02%            6.71%
Alger American Leveraged AllCap - Class S                                    -41.75%           0.35%             11.06%
Alger American MidCap Growth - Class S                                       -37.86%           1.24%             9.95%
Fidelity VIP Asset Manager - Service Class 2                                 -17.15%           -1.75%            4.47%
Fidelity VIP Contrafund - Service Class 2                                    -17.71%           0.69%             9.73%
Fidelity VIP Equity-Income - Service Class 2                                 -25.13%           -2.78%            7.27%
Fidelity VIP Growth - Service Class 2                                        -38.05%           -3.36%            5.93%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.65%            4.31%             4.65%
Fidelity VIP Overseas - Service Class 2                                      -28.38%           -7.01%            2.27%
Fidelity VIP Index 500 - Service Class 2                                     -30.33%           -3.89%            6.53%
Janus Aspen Series Balanced: Service Shares                                  -14.83%           5.25%             9.26%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.93%           4.19%             7.88%
Janus Aspen Series International Value: Service Shares                       -21.41%            N/A             -11.68%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.99%            -3.70%            1.03%
MFS Investors Growth Stock - Service Class                                   -35.51%            N/A             -12.67%
MFS Investors Trust - Service Class                                          -29.06%           -6.15%            3.01%
MFS New Discovery - Service Class                                            -39.53%            N/A              -1.05%
MFS Total Return - Service Class                                             -13.53%           1.99%             8.19%
MFS Value - Service Class                                                      N/A              N/A             -21.83%
Oppenheimer Global Securities - Service Shares                               -30.26%           2.51%             9.49%
Oppenheimer Main Street Small Cap - Service Shares                           -23.93%            N/A              -4.06%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.26%            N/A              -5.73%
PEA Renaissance                                                                N/A              N/A             -19.93%
PEA Science and Technology                                                   -57.00%            N/A             -65.92%
PIMCO Foreign Bond - Administrative Shares                                   -0.21%             N/A              2.53%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.06%
PIMCO Real Return - Administrative Shares                                     8.99%             N/A              8.43%
PIMCO Total Return - Administrative Shares                                    0.66%            4.24%             4.23%
Rydex Sector Rotation                                                          N/A              N/A             -29.84%
Salomon Brothers Variable All Cap - Class II                                 -33.08%            N/A              2.39%
Salomon Brothers Variable High Yield - Class II                              -1.82%             N/A              -0.01%
Salomon Brothers Variable Investors - Class II                               -31.15%            N/A              -2.37%
T. Rowe Price Equity Income - II                                             -21.40%           -0.65%            8.50%
T. Rowe Price Blue Chip Growth - II                                          -31.96%            N/A             -24.77%
Van Eck Worldwide Emerging Markets                                           -11.24%           -9.17%            -5.34%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.07%           -7.20%            2.84%
Van Kampen LIT Aggressive Growth, Class II                                   -40.23%            N/A             -47.17%
Van Kampen LIT Government Portfolio, Class II                                 0.90%            3.62%             3.83%
Van Kampen LIT Growth and Income, Class II                                   -22.76%           2.35%             5.28%
Van Kampen UIF Equity Growth, Class II                                       -35.83%           -5.16%            0.17%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.26%            1.19%             3.67%






 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.40%            N/A             -23.33%
AIM V.I. Capital Appreciation - Series II                                    -32.51%           -5.50%            4.63%
AIM V.I. Dent Demographic Trends - Series II                                 -40.16%            N/A             -33.15%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.49%            N/A             -11.09%
AIM V.I. Premier Equity - Series II                                          -38.33%           -5.43%            5.13%
Alger American Growth - Class S                                              -40.96%           -3.22%            6.49%
Alger American Leveraged AllCap - Class S                                    -41.88%           0.14%             10.84%
Alger American MidCap Growth - Class S                                       -38.00%           1.03%             9.73%
Fidelity VIP Asset Manager - Service Class 2                                 -17.33%           -1.95%            4.26%
Fidelity VIP Contrafund - Service Class 2                                    -17.89%           0.48%             9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -25.29%           -2.99%            7.05%
Fidelity VIP Growth - Service Class 2                                        -38.18%           -3.56%            5.72%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.43%            4.10%             4.43%
Fidelity VIP Overseas - Service Class 2                                      -28.53%           -7.21%            2.06%
Fidelity VIP Index 500 - Service Class 2                                     -30.49%           -4.09%            6.32%
Janus Aspen Series Balanced: Service Shares                                  -15.02%           5.03%             9.03%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.09%           3.97%             7.66%
Janus Aspen Series International Value: Service Shares                       -21.58%            N/A             -11.87%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.19%            -3.90%            0.82%
MFS Investors Growth Stock - Service Class                                   -35.65%            N/A             -12.86%
MFS Investors Trust - Service Class                                          -29.22%           -6.35%            2.80%
MFS New Discovery - Service Class                                            -39.66%            N/A              -1.26%
MFS Total Return - Service Class                                             -13.72%           1.78%             7.97%
MFS Value - Service Class                                                      N/A              N/A             -22.00%
Oppenheimer Global Securities - Service Shares                               -30.41%           2.30%             9.27%
Oppenheimer Main Street Small Cap - Service Shares                           -24.09%            N/A              -4.27%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.42%            N/A              -5.93%
PEA Renaissance                                                                N/A              N/A             -20.02%
PEA Science and Technology                                                   -57.10%            N/A             -66.07%
PIMCO Foreign Bond - Administrative Shares                                   -0.43%             N/A              2.31%
PIMCO Money Market - Administrative Shares                                   -7.09%             N/A              -0.15%
PIMCO Real Return - Administrative Shares                                     8.76%             N/A              8.20%
PIMCO Total Return - Administrative Shares                                    0.44%            4.02%             4.02%
Rydex Sector Rotation                                                          N/A              N/A             -29.95%
Salomon Brothers Variable All Cap - Class II                                 -33.23%            N/A              2.17%
Salomon Brothers Variable High Yield - Class II                              -2.03%             N/A              -0.22%
Salomon Brothers Variable Investors - Class II                               -31.30%            N/A              -2.58%
T. Rowe Price Equity Income - II                                             -21.57%           -0.86%            8.28%
T. Rowe Price Blue Chip Growth - II                                          -32.11%            N/A             -24.94%
Van Eck Worldwide Emerging Markets                                           -11.44%           -9.37%            -5.54%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.26%           -7.39%            2.63%
Van Kampen LIT Aggressive Growth, Class II                                   -40.37%            N/A             -47.30%
Van Kampen LIT Government Portfolio, Class II                                 0.68%            3.41%             3.62%
Van Kampen LIT Growth and Income, Class II                                   -22.93%           2.14%             5.06%
Van Kampen UIF Equity Growth, Class II                                       -35.98%           -5.36%            -0.04%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.46%            0.98%             3.46%



 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.48%            N/A             -23.41%
AIM V.I. Capital Appreciation - Series II                                    -32.58%           -5.60%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -40.22%            N/A             -33.23%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.57%            N/A             -11.19%
AIM V.I. Premier Equity - Series II                                          -38.40%           -5.53%            5.03%
Alger American Growth - Class S                                              -41.02%           -3.33%            6.39%
Alger American Leveraged AllCap - Class S                                    -41.94%           0.04%             10.73%
Alger American MidCap Growth - Class S                                       -38.07%           0.92%             9.62%
Fidelity VIP Asset Manager - Service Class 2                                 -17.41%           -2.06%            4.15%
Fidelity VIP Contrafund - Service Class 2                                    -17.98%           0.37%             9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -25.37%           -3.09%            6.94%
Fidelity VIP Growth - Service Class 2                                        -38.25%           -3.66%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.32%            3.99%             4.33%
Fidelity VIP Overseas - Service Class 2                                      -28.61%           -7.31%            1.96%
Fidelity VIP Index 500 - Service Class 2                                     -30.56%           -4.19%            6.21%
Janus Aspen Series Balanced: Service Shares                                  -15.11%           4.92%             8.92%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.17%           3.86%             7.55%
Janus Aspen Series International Value: Service Shares                       -21.67%            N/A             -11.97%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.29%            -4.01%            0.72%
MFS Investors Growth Stock - Service Class                                   -35.72%            N/A             -12.96%
MFS Investors Trust - Service Class                                          -29.29%           -6.45%            2.70%
MFS New Discovery - Service Class                                            -39.73%            N/A              -1.36%
MFS Total Return - Service Class                                             -13.81%           1.67%             7.86%
MFS Value - Service Class                                                      N/A              N/A             -22.08%
Oppenheimer Global Securities - Service Shares                               -30.49%           2.19%             9.16%
Oppenheimer Main Street Small Cap - Service Shares                           -24.18%            N/A              -4.37%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.50%            N/A              -6.03%
PEA Renaissance                                                                N/A              N/A             -20.06%
PEA Science and Technology                                                   -57.15%            N/A             -66.14%
PIMCO Foreign Bond - Administrative Shares                                   -0.53%             N/A              2.20%
PIMCO Money Market - Administrative Shares                                   -7.19%             N/A              -0.26%
PIMCO Real Return - Administrative Shares                                     8.64%             N/A              8.09%
PIMCO Total Return - Administrative Shares                                    0.33%            3.91%             3.91%
Rydex Sector Rotation                                                          N/A              N/A             -30.00%
Salomon Brothers Variable All Cap - Class II                                 -33.30%            N/A              2.07%
Salomon Brothers Variable High Yield - Class II                              -2.13%             N/A              -0.32%
Salomon Brothers Variable Investors - Class II                               -31.38%            N/A              -2.68%
T. Rowe Price Equity Income - II                                             -21.65%           -0.97%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -32.19%            N/A             -25.02%
Van Eck Worldwide Emerging Markets                                           -11.53%           -9.46%            -5.64%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.36%           -7.49%            2.52%
Van Kampen LIT Aggressive Growth, Class II                                   -40.43%            N/A             -47.37%
Van Kampen LIT Government Portfolio, Class II                                 0.58%            3.30%             3.51%
Van Kampen LIT Growth and Income, Class II                                   -23.01%           2.03%             4.96%
Van Kampen UIF Equity Growth, Class II                                       -36.05%           -5.46%            -0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.55%            0.88%             3.35%




(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -30.63%            N/A             -23.58%
AIM V.I. Capital Appreciation - Series II                                    -32.73%           -5.80%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -40.36%            N/A             -33.38%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.75%            N/A             -11.38%
AIM V.I. Premier Equity - Series II                                          -38.54%           -5.72%            4.81%
Alger American Growth - Class S                                              -41.16%           -3.53%            6.17%
Alger American Leveraged AllCap - Class S                                    -42.07%           -0.17%            10.51%
Alger American MidCap Growth - Class S                                       -38.20%           0.71%             9.40%
Fidelity VIP Asset Manager - Service Class 2                                 -17.59%           -2.26%            3.94%
Fidelity VIP Contrafund - Service Class 2                                    -18.16%           0.16%             9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -25.54%           -3.29%            6.73%
Fidelity VIP Growth - Service Class 2                                        -38.39%           -3.86%            5.40%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.11%            3.77%             4.11%
Fidelity VIP Overseas - Service Class 2                                      -28.77%           -7.50%            1.75%
Fidelity VIP Index 500 - Service Class 2                                     -30.71%           -4.39%            5.99%
Janus Aspen Series Balanced: Service Shares                                  -15.29%           4.70%             8.70%
Janus Aspen Series Capital Appreciation: Service Shares                      -24.34%           3.65%             7.33%
Janus Aspen Series International Value: Service Shares                       -21.84%            N/A             -12.16%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -6.49%            -4.21%            0.51%
MFS Investors Growth Stock - Service Class                                   -35.86%            N/A             -13.15%
MFS Investors Trust - Service Class                                          -29.45%           -6.65%            2.49%
MFS New Discovery - Service Class                                            -39.86%            N/A              -1.57%
MFS Total Return - Service Class                                             -14.00%           1.46%             7.64%
MFS Value - Service Class                                                      N/A              N/A             -22.25%
Oppenheimer Global Securities - Service Shares                               -30.64%           1.98%             8.94%
Oppenheimer Main Street Small Cap - Service Shares                           -24.34%            N/A              -4.57%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.66%            N/A              -6.23%
PEA Renaissance                                                                N/A              N/A             -20.15%
PEA Science and Technology                                                   -57.25%            N/A             -66.28%
PIMCO Foreign Bond - Administrative Shares                                   -0.74%             N/A              1.99%
PIMCO Money Market - Administrative Shares                                   -7.39%             N/A              -0.47%
PIMCO Real Return - Administrative Shares                                     8.41%             N/A              7.87%
PIMCO Total Return - Administrative Shares                                    0.12%            3.70%             3.69%
Rydex Sector Rotation                                                          N/A              N/A             -30.10%
Salomon Brothers Variable All Cap - Class II                                 -33.45%            N/A              1.85%
Salomon Brothers Variable High Yield - Class II                              -2.34%             N/A              -0.53%
Salomon Brothers Variable Investors - Class II                               -31.53%            N/A              -2.89%
T. Rowe Price Equity Income - II                                             -21.82%           -1.17%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -32.33%            N/A             -25.19%
Van Eck Worldwide Emerging Markets                                           -11.72%           -9.66%            -5.83%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.55%           -7.69%            2.31%
Van Kampen LIT Aggressive Growth, Class II                                   -40.56%            N/A             -47.50%
Van Kampen LIT Government Portfolio, Class II                                 0.36%            3.09%             3.30%
Van Kampen LIT Growth and Income, Class II                                   -23.18%           1.82%             4.74%
Van Kampen UIF Equity Growth, Class II                                       -36.19%           -5.66%            -0.35%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.75%            0.67%             3.14%


















                                   APPENDIX B

                       LBL ADVISOR BONUS ANNUITY CONTRACT

The LBL Advisor Bonus Variable Annuity Contracts were first offered as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to that date reflects the performance of the Variable Sub-Accounts, adjusted to reflect the current charges under the Contracts (and Options as applicable) as if they had been available throughout the periods shown.

These Contract charges include a maximum withdrawal charge of 7% that declines to zero after three years (not shown for adjusted historical total returns method 1), an annual contract maintenance charge of $30 (not shown for adjusted historical total returns method 1), and total Variable Account annual expenses

-    1.55% (without any optional benefit riders), or

-    1.75% with the MAV Death Benefit Option, or

-    1.85% with the Enhanced Beneficiary Protection (Annual Increase) Option, or

- 2.05% with the MAV Death Benefit Option and the Enhanced Beneficiary Protection (Annual Increase) Option, or

- 1.80% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.00% with the MAV Death Benefit Option and the Earnings Protection Death Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.10% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date), or

- 2.30% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 1.95% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 2.15% with the MAV Death Benefit Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 2.25% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date), or

- 2.45% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

-    1.55% with the TrueReturn Option, or

-    1.75% with the MAV Death Benefit Option and the TrueReturn Option, or

- 1.85% with the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

- 2.05% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

- 1.80% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.00% with the MAV Death Benefit Option, the Earnings Protection Death Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.10% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date) and the TrueReturn Option, or

- 2.30% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 1.95% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 2.15% with the MAV Death Benefit Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 2.25% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date) and the TrueReturn Option, or

- 2.45% with the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option.

See the Expense Table in the Prospectus for more details.




Standardized Total Returns


Set out below are the standardized total returns for each Variable Sub-Account since its inception through December 31, 2003. Standardized total reurns are not shown for the Variable Sub-Accounts that were first offered as of the date of this Statement of Additional Information. The following Variable Sub-Accounts commenced operations on January 31, 2000: AllianceBernstein Growth, AllianceBernstein Growth and Income, AllianceBernstein Premier Growth, Putnam VT Growth and Income and Putnam VT International Equity. The following Variable Sub-Accounts commenced operations on June 5, 2000: Morgan Stanley VIS Aggressive Equity, Morgan Stanley VIS Dividend Growth, Morgan Stanley VIS Equity, Morgan Stanley VIS European Growth, Morgan Stanley VIS Global Advantage, Morgan Stanley VIS Global Dividend Growth, Morgan Stanley VIS High Yield, Morgan Stanley VIS Income Builder, Morgan Stanley VIS Limited Duration, Morgan Stanley VIS Money Market, Morgan Stanley VIS Pacific Growth, Morgan Stanley VIS Quality Income Plus, Morgan Stanley VIS S&P 500 Index, Morgan Stanley VIS Strategist and Morgan Stanley VIS Utilities. The Morgan Stanley VIS Information, Van Kampen LIT Emerging Growth, Van Kampen LIT Comstock and Van Kampen LIT Growth and Income Variable Sub-Accounts commenced operations on November 6, 2000, May 17, 2001, May 1, 2002 and October 1, 2002, respectively. The remaining Variable Sub-Accounts were first offered as of the date of this Statement of Additional Information.


(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.48%            N/A             -19.44%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          5.42%             N/A              4.97%
Fidelity VIP Overseas - Service Class 2                                      -25.86%            N/A             -23.85%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -18.60%            N/A              -9.35%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.48%            N/A             -27.01%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.23%            N/A             -14.08%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.65%            N/A              -4.17%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.69%            N/A             -67.97%
PIMCO Foreign Bond - Administrative Shares                                    3.48%             N/A              6.42%
PIMCO Money Market - Administrative Shares                                   -3.47%             N/A              1.51%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    4.39%             N/A              7.00%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.01%            N/A             -17.53%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.65%            N/A             -19.62%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          5.20%             N/A              4.75%
Fidelity VIP Overseas - Service Class 2                                      -26.03%            N/A             -24.02%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -18.78%            N/A              -9.55%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.62%            N/A             -27.17%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.40%            N/A             -14.26%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.82%            N/A              -4.38%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.79%            N/A             -68.08%
PIMCO Foreign Bond - Administrative Shares                                    3.26%             N/A              6.20%
PIMCO Money Market - Administrative Shares                                   -3.68%             N/A              1.29%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    4.17%             N/A              6.78%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.18%            N/A             -17.72%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.73%            N/A             -19.71%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          5.09%             N/A              4.64%
Fidelity VIP Overseas - Service Class 2                                      -26.11%            N/A             -24.11%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -18.87%            N/A              -9.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.69%            N/A             -27.25%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.48%            N/A             -14.36%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.90%            N/A              -4.48%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.84%            N/A             -68.13%
PIMCO Foreign Bond - Administrative Shares                                    3.15%             N/A              6.09%
PIMCO Money Market - Administrative Shares                                   -3.79%             N/A              1.18%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    4.06%             N/A              6.66%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.27%            N/A             -17.81%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.90%            N/A             -19.88%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.86%             N/A              4.41%
Fidelity VIP Overseas - Service Class 2                                      -26.27%            N/A             -24.27%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.05%            N/A              -9.84%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.83%            N/A             -27.42%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.66%            N/A             -14.54%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.07%            N/A              -4.69%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.95%            N/A             -68.24%
PIMCO Foreign Bond - Administrative Shares                                    2.93%             N/A              5.86%
PIMCO Money Market - Administrative Shares                                   -3.99%             N/A              0.97%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.83%             N/A              6.44%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.45%            N/A             -17.99%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.69%            N/A             -19.66%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          5.14%             N/A              4.69%
Fidelity VIP Overseas - Service Class 2                                      -26.07%            N/A             -24.06%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -18.82%            N/A              -9.60%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.65%            N/A             -27.21%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.44%            N/A             -14.31%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.86%            N/A              -4.43%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.82%            N/A             -68.10%
PIMCO Foreign Bond - Administrative Shares                                    3.21%             N/A              6.14%
PIMCO Money Market - Administrative Shares                                   -3.73%             N/A              1.24%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    4.11%             N/A              6.72%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.23%            N/A             -17.76%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A












(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.86%            N/A             -19.84%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.92%             N/A              4.47%
Fidelity VIP Overseas - Service Class 2                                      -26.23%            N/A             -24.23%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.00%            N/A              -9.79%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.79%            N/A             -27.38%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.61%            N/A             -14.50%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.03%            N/A              -4.64%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.92%            N/A             -68.21%
PIMCO Foreign Bond - Administrative Shares                                    2.99%             N/A              5.92%
PIMCO Money Market - Administrative Shares                                   -3.94%             N/A              1.02%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.89%             N/A              6.50%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.40%            N/A             -17.94%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.94%            N/A             -19.93%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.81%             N/A              4.36%
Fidelity VIP Overseas - Service Class 2                                      -26.31%            N/A             -24.32%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.09%            N/A              -9.89%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.86%            N/A             -27.46%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.70%            N/A             -14.59%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.11%            N/A              -4.74%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.97%            N/A             -68.26%
PIMCO Foreign Bond - Administrative Shares                                    2.88%             N/A              5.81%
PIMCO Money Market - Administrative Shares                                   -4.04%             N/A              0.92%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.78%             N/A              6.38%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.49%            N/A             -18.03%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.11%            N/A             -20.10%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.58%             N/A              4.13%
Fidelity VIP Overseas - Service Class 2                                      -26.47%            N/A             -24.48%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.27%            N/A             -10.09%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.00%            N/A             -27.62%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.87%            N/A             -14.78%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.28%            N/A              -4.94%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.07%            N/A             -68.37%
PIMCO Foreign Bond - Administrative Shares                                    2.66%             N/A              5.58%
PIMCO Money Market - Administrative Shares                                   -4.25%             N/A              0.70%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.56%             N/A              6.16%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.66%            N/A             -18.21%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.82%            N/A             -19.79%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.97%             N/A              4.53%
Fidelity VIP Overseas - Service Class 2                                      -26.19%            N/A             -24.19%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -18.96%            N/A              -9.74%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.76%            N/A             -27.33%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.57%            N/A             -14.45%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.99%            N/A              -4.59%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.89%            N/A             -68.18%
PIMCO Foreign Bond - Administrative Shares                                    3.04%             N/A              5.97%
PIMCO Money Market - Administrative Shares                                   -3.89%             N/A              1.08%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.95%             N/A              6.55%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.36%            N/A             -17.90%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.99%            N/A             -19.97%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.75%             N/A              4.30%
Fidelity VIP Overseas - Service Class 2                                      -26.35%            N/A             -24.36%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.13%            N/A              -9.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.90%            N/A             -27.50%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.74%            N/A             -14.64%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.15%            N/A              -4.79%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.00%            N/A             -68.29%
PIMCO Foreign Bond - Administrative Shares                                    2.82%             N/A              5.75%
PIMCO Money Market - Administrative Shares                                   -4.10%             N/A              0.86%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.72%             N/A              6.33%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.53%            N/A             -18.08%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.07%            N/A             -20.06%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.64%             N/A              4.19%
Fidelity VIP Overseas - Service Class 2                                      -26.43%            N/A             -24.44%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.22%            N/A             -10.04%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.97%            N/A             -27.58%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.83%            N/A             -14.73%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.24%            N/A              -4.89%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.05%            N/A             -68.34%
PIMCO Foreign Bond - Administrative Shares                                    2.71%             N/A              5.64%
PIMCO Money Market - Administrative Shares                                   -4.20%             N/A              0.76%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.61%             N/A              6.22%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.62%            N/A             -18.17%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.24%            N/A             -20.23%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.41%             N/A              3.97%
Fidelity VIP Overseas - Service Class 2                                      -26.59%            N/A             -24.61%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.40%            N/A             -10.23%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.11%            N/A             -27.74%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.00%            N/A             -14.92%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.40%            N/A              -5.10%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.15%            N/A             -68.45%
PIMCO Foreign Bond - Administrative Shares                                    2.49%             N/A              5.42%
PIMCO Money Market - Administrative Shares                                   -4.40%             N/A              0.54%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.39%             N/A              5.99%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.79%            N/A             -18.34%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -22.98%            N/A             -20.16%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.92%             N/A              4.23%
Fidelity VIP Overseas - Service Class 2                                      -26.36%            N/A             -24.57%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.10%            N/A             -10.05%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -37.98%            N/A             -27.69%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.73%            N/A             -14.78%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.15%            N/A              -4.77%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.19%            N/A             -69.09%
PIMCO Foreign Bond - Administrative Shares                                    2.98%             N/A              5.82%
PIMCO Money Market - Administrative Shares                                   -3.97%             N/A              0.89%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.89%             N/A              6.40%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.51%            N/A             -18.25%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.15%            N/A             -20.33%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.70%             N/A              4.00%
Fidelity VIP Overseas - Service Class 2                                      -26.53%            N/A             -24.74%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.28%            N/A             -10.25%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.12%            N/A             -27.86%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.90%            N/A             -14.97%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.32%            N/A              -4.98%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.29%            N/A             -69.20%
PIMCO Foreign Bond - Administrative Shares                                    2.76%             N/A              5.60%
PIMCO Money Market - Administrative Shares                                   -4.18%             N/A              0.67%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.67%             N/A              6.17%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.68%            N/A             -18.44%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.23%            N/A             -20.42%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.59%             N/A              3.89%
Fidelity VIP Overseas - Service Class 2                                      -26.61%            N/A             -24.82%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.37%            N/A             -10.34%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.19%            N/A             -27.94%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.98%            N/A             -15.06%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.40%            N/A              -5.09%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.34%            N/A             -69.26%
PIMCO Foreign Bond - Administrative Shares                                    2.65%             N/A              5.48%
PIMCO Money Market - Administrative Shares                                   -4.29%             N/A              0.56%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.56%             N/A              6.06%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.77%            N/A             -18.53%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.40%            N/A             -20.60%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.36%             N/A              3.67%
Fidelity VIP Overseas - Service Class 2                                      -26.77%            N/A             -24.99%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.55%            N/A             -10.54%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.33%            N/A             -28.10%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.16%            N/A             -15.25%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.57%            N/A              -5.29%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.45%            N/A             -69.37%
PIMCO Foreign Bond - Administrative Shares                                    2.43%             N/A              5.26%
PIMCO Money Market - Administrative Shares                                   -4.49%             N/A              0.35%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.33%             N/A              5.83%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.95%            N/A             -18.71%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.19%            N/A             -20.38%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.64%             N/A              3.95%
Fidelity VIP Overseas - Service Class 2                                      -26.57%            N/A             -24.78%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.32%            N/A             -10.30%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.15%            N/A             -27.90%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -21.94%            N/A             -15.02%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.36%            N/A              -5.03%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.32%            N/A             -69.23%
PIMCO Foreign Bond - Administrative Shares                                    2.71%             N/A              5.54%
PIMCO Money Market - Administrative Shares                                   -4.23%             N/A              0.62%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.61%             N/A              6.12%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.73%            N/A             -18.48%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.36%            N/A             -20.56%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.42%             N/A              3.72%
Fidelity VIP Overseas - Service Class 2                                      -26.73%            N/A             -24.95%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.50%            N/A             -10.49%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.29%            N/A             -28.06%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.11%            N/A             -15.20%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.53%            N/A              -5.24%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.42%            N/A             -69.34%
PIMCO Foreign Bond - Administrative Shares                                    2.49%             N/A              5.31%
PIMCO Money Market - Administrative Shares                                   -4.44%             N/A              0.40%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.39%             N/A              5.89%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.90%            N/A             -18.66%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A





(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.44%            N/A             -20.64%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.31%             N/A              3.61%
Fidelity VIP Overseas - Service Class 2                                      -26.81%            N/A             -25.03%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.59%            N/A             -10.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.36%            N/A             -28.14%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.20%            N/A             -15.30%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.61%            N/A              -5.34%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.47%            N/A             -69.39%
PIMCO Foreign Bond - Administrative Shares                                    2.38%             N/A              5.20%
PIMCO Money Market - Administrative Shares                                   -4.54%             N/A              0.29%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.28%             N/A              5.78%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.99%            N/A             -18.75%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.61%            N/A             -20.82%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.08%             N/A              3.39%
Fidelity VIP Overseas - Service Class 2                                      -26.97%            N/A             -25.20%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.77%            N/A             -10.78%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.50%            N/A             -28.30%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.37%            N/A             -15.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.78%            N/A              -5.55%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.57%            N/A             -69.50%
PIMCO Foreign Bond - Administrative Shares                                    2.16%             N/A              4.98%
PIMCO Money Market - Administrative Shares                                   -4.75%             N/A              0.08%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.06%             N/A              5.55%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.16%            N/A             -18.93%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.32%            N/A             -20.51%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.47%             N/A              3.78%
Fidelity VIP Overseas - Service Class 2                                      -26.69%            N/A             -24.91%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.46%            N/A             -10.44%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.26%            N/A             -28.02%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.07%            N/A             -15.16%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.49%            N/A              -5.19%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.39%            N/A             -69.31%
PIMCO Foreign Bond - Administrative Shares                                    2.54%             N/A              5.37%
PIMCO Money Market - Administrative Shares                                   -4.39%             N/A              0.45%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.45%             N/A              5.95%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -20.86%            N/A             -18.62%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A









 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.49%            N/A             -20.69%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.25%             N/A              3.56%
Fidelity VIP Overseas - Service Class 2                                      -26.85%            N/A             -25.08%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.63%            N/A             -10.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.40%            N/A             -28.18%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.24%            N/A             -15.34%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.65%            N/A              -5.39%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.50%            N/A             -69.42%
PIMCO Foreign Bond - Administrative Shares                                    2.32%             N/A              5.15%
PIMCO Money Market - Administrative Shares                                   -4.60%             N/A              0.24%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.22%             N/A              5.72%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.03%            N/A             -18.80%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.57%            N/A             -20.78%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          4.14%             N/A              3.45%
Fidelity VIP Overseas - Service Class 2                                      -26.93%            N/A             -25.16%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.72%            N/A             -10.74%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.47%            N/A             -28.26%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.33%            N/A             -15.44%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.74%            N/A              -5.50%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.55%            N/A             -69.47%
PIMCO Foreign Bond - Administrative Shares                                    2.21%             N/A              5.03%
PIMCO Money Market - Administrative Shares                                   -4.70%             N/A              0.13%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    3.11%             N/A              5.61%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.12%            N/A             -18.89%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.74%            N/A             -20.95%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          3.91%             N/A              3.22%
Fidelity VIP Overseas - Service Class 2                                      -27.09%            N/A             -25.33%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -19.90%            N/A             -10.93%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.61%            N/A             -28.42%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.50%            N/A             -15.62%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.90%            N/A              -5.70%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.65%            N/A             -69.58%
PIMCO Foreign Bond - Administrative Shares                                    1.99%             N/A              4.81%
PIMCO Money Market - Administrative Shares                                   -4.90%             N/A              -0.08%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    2.89%             N/A              5.38%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.29%            N/A             -19.06%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A









Adjusted Historical Total Returns Method 1

Set out below are the adjusted historical total returns for each Variable Sub-Account using Method 1 for the periods ended December 31, 2003. Adjusted historical total returns using Method 1 are not shown for the Morgan Stanley UIF Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below do not reflect withdrawal charges or the $30 annual contract maintenance charge.


Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997

(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.50%            N/A             -14.74%
AIM V.I. Capital Appreciation - Series II                                    -22.70%           -3.24%            5.84%
AIM V.I. Dent Demographic Trends - Series II                                 -30.69%            N/A             -27.92%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.10%             N/A              -2.28%
AIM V.I. Premier Equity - Series II                                          -28.78%           -3.18%            6.34%
Alger American Growth - Class S                                              -31.52%           -1.05%            7.67%
Alger American Leveraged AllCap - Class S                                    -32.48%           2.22%             12.08%
Alger American MidCap Growth - Class S                                       -28.43%           3.15%             10.92%
Fidelity VIP Asset Manager - Service Class 2                                 -6.85%            0.31%             5.51%
Fidelity VIP Contrafund - Service Class 2                                    -7.44%            2.65%             10.80%
Fidelity VIP Equity-Income - Service Class 2                                 -15.16%           -0.71%            8.25%
Fidelity VIP Growth - Service Class 2                                        -28.62%           -1.37%            6.90%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.74%            6.33%             5.77%
Fidelity VIP Overseas - Service Class 2                                      -18.55%           -4.87%            3.26%
Fidelity VIP Index 500 - Service Class 2                                     -20.59%           -1.85%            7.52%
Janus Aspen Series Balanced: Service Shares                                  -4.43%            7.14%             10.35%
Janus Aspen Series Capital Appreciation: Service Shares                      -13.91%           6.02%             9.53%
Janus Aspen Series International Value: Service Shares                       -11.29%            N/A              -4.77%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.78%            -1.51%            2.33%
MFS Investors Growth Stock - Service Class                                   -25.98%            N/A              -9.31%
MFS Investors Trust - Service Class                                          -19.26%           -4.03%            4.23%
MFS New Discovery - Service Class                                            -30.17%            N/A              1.24%
MFS Total Return - Service Class                                             -3.08%            4.00%             9.32%
MFS Value - Service Class                                                      N/A              N/A             -11.72%
Oppenheimer Global Securities - Service Shares                               -20.51%           4.42%             10.44%
Oppenheimer Main Street Small Cap - Service Shares                           -13.91%            N/A              -1.62%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.34%            N/A              -2.21%
PEA Renaissance                                                                N/A              N/A              -9.83%
PEA Science and Technology                                                   -48.37%            N/A             -54.18%
PIMCO Foreign Bond - Administrative Shares                                   10.80%             N/A              5.40%
PIMCO Money Market - Administrative Shares                                    3.84%             N/A              3.50%
PIMCO Real Return - Administrative Shares                                    20.39%             N/A              11.76%
PIMCO Total Return - Administrative Shares                                   11.71%            6.25%             6.25%
Rydex Sector Rotation                                                          N/A              N/A             -20.13%
Salomon Brothers Variable All Cap - Class II                                 -23.45%            N/A              4.52%
Salomon Brothers Variable High Yield - Class II                               9.12%             N/A              2.41%
Salomon Brothers Variable Investors - Class II                               -21.44%            N/A              -0.09%
T. Rowe Price Equity Income - II                                             -11.27%           1.39%             9.57%
T. Rowe Price Blue Chip Growth - II                                          -22.29%            N/A             -18.84%
Van Eck Worldwide Emerging Markets                                           -0.70%            -6.79%            -3.89%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.52%            -4.86%            3.85%
Van Kampen LIT Aggressive Growth, Class II                                   -30.90%            N/A             -40.19%
Van Kampen LIT Government Portfolio, Class II                                11.96%            5.65%             4.96%
Van Kampen LIT Growth and Income, Class II                                   -12.70%           4.30%             6.93%
Van Kampen UIF Equity Growth, Class II                                       -26.32%           -3.10%            1.86%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           1.37%            3.30%             5.51%


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.66%            N/A             -14.91%
AIM V.I. Capital Appreciation - Series II                                    -22.85%           -3.43%            5.62%
AIM V.I. Dent Demographic Trends - Series II                                 -30.83%            N/A             -28.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.28%             N/A              -2.48%
AIM V.I. Premier Equity - Series II                                          -28.93%           -3.37%            6.13%
Alger American Growth - Class S                                              -31.66%           -1.25%            7.45%
Alger American Leveraged AllCap - Class S                                    -32.62%           2.01%             11.86%
Alger American MidCap Growth - Class S                                       -28.57%           2.94%             10.70%
Fidelity VIP Asset Manager - Service Class 2                                 -7.03%            0.11%             5.30%
Fidelity VIP Contrafund - Service Class 2                                    -7.62%            2.44%             10.58%
Fidelity VIP Equity-Income - Service Class 2                                 -15.33%           -0.91%            8.03%
Fidelity VIP Growth - Service Class 2                                        -28.77%           -1.57%            6.69%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.51%            6.12%             5.56%
Fidelity VIP Overseas - Service Class 2                                      -18.71%           -5.06%            3.05%
Fidelity VIP Index 500 - Service Class 2                                     -20.75%           -2.04%            7.30%
Janus Aspen Series Balanced: Service Shares                                  -4.62%            6.93%             10.13%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.08%           5.81%             9.31%
Janus Aspen Series International Value: Service Shares                       -11.47%            N/A              -4.97%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.57%            -1.71%            2.13%
MFS Investors Growth Stock - Service Class                                   -26.13%            N/A              -9.50%
MFS Investors Trust - Service Class                                          -19.42%           -4.22%            4.02%
MFS New Discovery - Service Class                                            -30.31%            N/A              1.03%
MFS Total Return - Service Class                                             -3.27%            3.79%             9.10%
MFS Value - Service Class                                                      N/A              N/A             -11.90%
Oppenheimer Global Securities - Service Shares                               -20.67%           4.21%             10.22%
Oppenheimer Main Street Small Cap - Service Shares                           -14.08%            N/A              -1.82%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.51%            N/A              -2.40%
PEA Renaissance                                                                N/A              N/A              -9.93%
PEA Science and Technology                                                   -48.48%            N/A             -54.27%
PIMCO Foreign Bond - Administrative Shares                                   10.58%             N/A              5.19%
PIMCO Money Market - Administrative Shares                                    3.63%             N/A              3.29%
PIMCO Real Return - Administrative Shares                                    20.15%             N/A              11.54%
PIMCO Total Return - Administrative Shares                                   11.48%            6.04%             6.04%
Rydex Sector Rotation                                                          N/A              N/A             -20.24%
Salomon Brothers Variable All Cap - Class II                                 -23.61%            N/A              4.32%
Salomon Brothers Variable High Yield - Class II                               8.91%             N/A              2.21%
Salomon Brothers Variable Investors - Class II                               -21.60%            N/A              -0.29%
T. Rowe Price Equity Income - II                                             -11.45%           1.19%             9.35%
T. Rowe Price Blue Chip Growth - II                                          -22.44%            N/A             -19.01%
Van Eck Worldwide Emerging Markets                                           -0.89%            -6.98%            -4.08%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.71%            -5.05%            3.64%
Van Kampen LIT Aggressive Growth, Class II                                   -31.04%            N/A             -40.31%
Van Kampen LIT Government Portfolio, Class II                                11.74%            5.44%             4.75%
Van Kampen LIT Growth and Income, Class II                                   -12.87%           4.09%             6.72%
Van Kampen UIF Equity Growth, Class II                                       -26.47%           -3.29%            1.65%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           1.17%            3.09%             5.30%






(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.74%            N/A             -15.00%
AIM V.I. Capital Appreciation - Series II                                    -22.93%           -3.53%            5.52%
AIM V.I. Dent Demographic Trends - Series II                                 -30.89%            N/A             -28.14%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.38%             N/A              -2.58%
AIM V.I. Premier Equity - Series II                                          -29.00%           -3.47%            6.03%
Alger American Growth - Class S                                              -31.73%           -1.35%            7.34%
Alger American Leveraged AllCap - Class S                                    -32.68%           1.91%             11.75%
Alger American MidCap Growth - Class S                                       -28.64%           2.84%             10.59%
Fidelity VIP Asset Manager - Service Class 2                                 -7.13%            0.01%             5.19%
Fidelity VIP Contrafund - Service Class 2                                    -7.71%            2.34%             10.47%
Fidelity VIP Equity-Income - Service Class 2                                 -15.42%           -1.01%            7.93%
Fidelity VIP Growth - Service Class 2                                        -28.84%           -1.67%            6.58%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.40%            6.01%             5.45%
Fidelity VIP Overseas - Service Class 2                                      -18.79%           -5.16%            2.95%
Fidelity VIP Index 500 - Service Class 2                                     -20.83%           -2.14%            7.20%
Janus Aspen Series Balanced: Service Shares                                  -4.72%            6.82%             10.02%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.17%           5.71%             9.20%
Janus Aspen Series International Value: Service Shares                       -11.55%            N/A              -5.06%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.47%            -1.81%            2.03%
MFS Investors Growth Stock - Service Class                                   -26.20%            N/A              -9.59%
MFS Investors Trust - Service Class                                          -19.50%           -4.31%            3.91%
MFS New Discovery - Service Class                                            -30.38%            N/A              0.93%
MFS Total Return - Service Class                                             -3.37%            3.69%             8.99%
MFS Value - Service Class                                                      N/A              N/A             -11.99%
Oppenheimer Global Securities - Service Shares                               -20.75%           4.11%             10.11%
Oppenheimer Main Street Small Cap - Service Shares                           -14.17%            N/A              -1.91%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.59%            N/A              -2.50%
PEA Renaissance                                                                N/A              N/A              -9.97%
PEA Science and Technology                                                   -48.53%            N/A             -54.32%
PIMCO Foreign Bond - Administrative Shares                                   10.47%             N/A              5.09%
PIMCO Money Market - Administrative Shares                                    3.53%             N/A              3.19%
PIMCO Real Return - Administrative Shares                                    20.03%             N/A              11.43%
PIMCO Total Return - Administrative Shares                                   11.37%            5.94%             5.93%
Rydex Sector Rotation                                                          N/A              N/A             -20.29%
Salomon Brothers Variable All Cap - Class II                                 -23.68%            N/A              4.21%
Salomon Brothers Variable High Yield - Class II                               8.80%             N/A              2.10%
Salomon Brothers Variable Investors - Class II                               -21.67%            N/A              -0.39%
T. Rowe Price Equity Income - II                                             -11.54%           1.09%             9.24%
T. Rowe Price Blue Chip Growth - II                                          -22.52%            N/A             -19.09%
Van Eck Worldwide Emerging Markets                                           -0.99%            -7.07%            -4.18%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.81%            -5.14%            3.54%
Van Kampen LIT Aggressive Growth, Class II                                   -31.11%            N/A             -40.37%
Van Kampen LIT Government Portfolio, Class II                                11.62%            5.34%             4.65%
Van Kampen LIT Growth and Income, Class II                                   -12.96%           3.99%             6.61%
Van Kampen UIF Equity Growth, Class II                                       -26.54%           -3.39%            1.55%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           1.07%            2.99%             5.19%


(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.90%            N/A             -15.17%
AIM V.I. Capital Appreciation - Series II                                    -23.08%           -3.72%            5.31%
AIM V.I. Dent Demographic Trends - Series II                                 -31.03%            N/A             -28.28%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.56%             N/A              -2.77%
AIM V.I. Premier Equity - Series II                                          -29.14%           -3.66%            5.81%
Alger American Growth - Class S                                              -31.87%           -1.55%            7.13%
Alger American Leveraged AllCap - Class S                                    -32.82%           1.71%             11.53%
Alger American MidCap Growth - Class S                                       -28.79%           2.64%             10.37%
Fidelity VIP Asset Manager - Service Class 2                                 -7.31%            -0.19%            4.98%
Fidelity VIP Contrafund - Service Class 2                                    -7.90%            2.14%             10.25%
Fidelity VIP Equity-Income - Service Class 2                                 -15.59%           -1.20%            7.71%
Fidelity VIP Growth - Service Class 2                                        -28.98%           -1.86%            6.37%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.18%            5.80%             5.24%
Fidelity VIP Overseas - Service Class 2                                      -18.96%           -5.35%            2.74%
Fidelity VIP Index 500 - Service Class 2                                     -20.98%           -2.34%            6.98%
Janus Aspen Series Balanced: Service Shares                                  -4.91%            6.61%             9.80%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.34%           5.49%             8.98%
Janus Aspen Series International Value: Service Shares                       -11.73%            N/A              -5.25%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.26%            -2.00%            1.82%
MFS Investors Growth Stock - Service Class                                   -26.35%            N/A              -9.77%
MFS Investors Trust - Service Class                                          -19.67%           -4.50%            3.71%
MFS New Discovery - Service Class                                            -30.52%            N/A              0.73%
MFS Total Return - Service Class                                             -3.56%            3.48%             8.77%
MFS Value - Service Class                                                      N/A              N/A             -12.16%
Oppenheimer Global Securities - Service Shares                               -20.91%           3.90%             9.89%
Oppenheimer Main Street Small Cap - Service Shares                           -14.34%            N/A              -2.11%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.76%            N/A              -2.69%
PEA Renaissance                                                                N/A              N/A             -10.07%
PEA Science and Technology                                                   -48.63%            N/A             -54.41%
PIMCO Foreign Bond - Administrative Shares                                   10.25%             N/A              4.88%
PIMCO Money Market - Administrative Shares                                    3.32%             N/A              2.98%
PIMCO Real Return - Administrative Shares                                    19.79%             N/A              11.20%
PIMCO Total Return - Administrative Shares                                   11.15%            5.72%             5.72%
Rydex Sector Rotation                                                          N/A              N/A             -20.40%
Salomon Brothers Variable All Cap - Class II                                 -23.83%            N/A              4.00%
Salomon Brothers Variable High Yield - Class II                               8.58%             N/A              1.90%
Salomon Brothers Variable Investors - Class II                               -21.83%            N/A              -0.59%
T. Rowe Price Equity Income - II                                             -11.72%           0.89%             9.02%
T. Rowe Price Blue Chip Growth - II                                          -22.67%            N/A             -19.25%
Van Eck Worldwide Emerging Markets                                           -1.19%            -7.26%            -4.37%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.01%            -5.33%            3.33%
Van Kampen LIT Aggressive Growth, Class II                                   -31.25%            N/A             -40.49%
Van Kampen LIT Government Portfolio, Class II                                11.40%            5.13%             4.44%
Van Kampen LIT Growth and Income, Class II                                   -13.13%           3.78%             6.40%
Van Kampen UIF Equity Growth, Class II                                       -26.69%           -3.58%            1.35%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.86%            2.79%             4.98%





(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.70%            N/A             -14.96%
AIM V.I. Capital Appreciation - Series II                                    -22.89%           -3.48%            5.57%
AIM V.I. Dent Demographic Trends - Series II                                 -30.86%            N/A             -28.10%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.33%             N/A              -2.53%
AIM V.I. Premier Equity - Series II                                          -28.96%           -3.42%            6.08%
Alger American Growth - Class S                                              -31.69%           -1.30%            7.40%
Alger American Leveraged AllCap - Class S                                    -32.65%           1.96%             11.81%
Alger American MidCap Growth - Class S                                       -28.61%           2.89%             10.64%
Fidelity VIP Asset Manager - Service Class 2                                 -7.08%            0.06%             5.24%
Fidelity VIP Contrafund - Service Class 2                                    -7.67%            2.39%             10.52%
Fidelity VIP Equity-Income - Service Class 2                                 -15.38%           -0.96%            7.98%
Fidelity VIP Growth - Service Class 2                                        -28.80%           -1.62%            6.63%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.46%            6.07%             5.50%
Fidelity VIP Overseas - Service Class 2                                      -18.75%           -5.11%            3.00%
Fidelity VIP Index 500 - Service Class 2                                     -20.79%           -2.09%            7.25%
Janus Aspen Series Balanced: Service Shares                                  -4.67%            6.87%             10.08%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.13%           5.76%             9.26%
Janus Aspen Series International Value: Service Shares                       -11.51%            N/A              -5.01%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.52%            -1.76%            2.08%
MFS Investors Growth Stock - Service Class                                   -26.17%            N/A              -9.54%
MFS Investors Trust - Service Class                                          -19.46%           -4.27%            3.97%
MFS New Discovery - Service Class                                            -30.34%            N/A              0.98%
MFS Total Return - Service Class                                             -3.32%            3.74%             9.04%
MFS Value - Service Class                                                      N/A              N/A             -11.94%
Oppenheimer Global Securities - Service Shares                               -20.71%           4.16%             10.17%
Oppenheimer Main Street Small Cap - Service Shares                           -14.13%            N/A              -1.87%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.55%            N/A              -2.45%
PEA Renaissance                                                                N/A              N/A              -9.95%
PEA Science and Technology                                                   -48.50%            N/A             -54.30%
PIMCO Foreign Bond - Administrative Shares                                   10.52%             N/A              5.14%
PIMCO Money Market - Administrative Shares                                    3.58%             N/A              3.24%
PIMCO Real Return - Administrative Shares                                    20.09%             N/A              11.48%
PIMCO Total Return - Administrative Shares                                   11.43%            5.99%             5.99%
Rydex Sector Rotation                                                          N/A              N/A             -20.26%
Salomon Brothers Variable All Cap - Class II                                 -23.64%            N/A              4.26%
Salomon Brothers Variable High Yield - Class II                               8.85%             N/A              2.15%
Salomon Brothers Variable Investors - Class II                               -21.63%            N/A              -0.34%
T. Rowe Price Equity Income - II                                             -11.50%           1.14%             9.30%
T. Rowe Price Blue Chip Growth - II                                          -22.48%            N/A             -19.05%
Van Eck Worldwide Emerging Markets                                           -0.94%            -7.02%            -4.13%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.76%            -5.10%            3.59%
Van Kampen LIT Aggressive Growth, Class II                                   -31.08%            N/A             -40.34%
Van Kampen LIT Government Portfolio, Class II                                11.68%            5.39%             4.70%
Van Kampen LIT Growth and Income, Class II                                   -12.91%           4.04%             6.66%
Van Kampen UIF Equity Growth, Class II                                       -26.50%           -3.34%            1.60%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           1.12%            3.04%             5.25%












(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.86%            N/A             -15.13%
AIM V.I. Capital Appreciation - Series II                                    -23.05%           -3.67%            5.36%
AIM V.I. Dent Demographic Trends - Series II                                 -31.00%            N/A             -28.25%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.51%             N/A              -2.72%
AIM V.I. Premier Equity - Series II                                          -29.10%           -3.61%            5.87%
Alger American Growth - Class S                                              -31.83%           -1.50%            7.18%
Alger American Leveraged AllCap - Class S                                    -32.78%           1.76%             11.58%
Alger American MidCap Growth - Class S                                       -28.75%           2.69%             10.42%
Fidelity VIP Asset Manager - Service Class 2                                 -7.26%            -0.14%            5.03%
Fidelity VIP Contrafund - Service Class 2                                    -7.85%            2.19%             10.30%
Fidelity VIP Equity-Income - Service Class 2                                 -15.55%           -1.16%            7.76%
Fidelity VIP Growth - Service Class 2                                        -28.95%           -1.82%            6.42%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.23%            5.86%             5.29%
Fidelity VIP Overseas - Service Class 2                                      -18.91%           -5.30%            2.79%
Fidelity VIP Index 500 - Service Class 2                                     -20.94%           -2.29%            7.04%
Janus Aspen Series Balanced: Service Shares                                  -4.86%            6.66%             9.86%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.30%           5.55%             9.04%
Janus Aspen Series International Value: Service Shares                       -11.69%            N/A              -5.20%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.31%            -1.96%            1.87%
MFS Investors Growth Stock - Service Class                                   -26.31%            N/A              -9.72%
MFS Investors Trust - Service Class                                          -19.63%           -4.46%            3.76%
MFS New Discovery - Service Class                                            -30.48%            N/A              0.78%
MFS Total Return - Service Class                                             -3.51%            3.53%             8.82%
MFS Value - Service Class                                                      N/A              N/A             -12.12%
Oppenheimer Global Securities - Service Shares                               -20.87%           3.95%             9.95%
Oppenheimer Main Street Small Cap - Service Shares                           -14.30%            N/A              -2.06%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.72%            N/A              -2.65%
PEA Renaissance                                                                N/A              N/A             -10.04%
PEA Science and Technology                                                   -48.61%            N/A             -54.39%
PIMCO Foreign Bond - Administrative Shares                                   10.30%             N/A              4.93%
PIMCO Money Market - Administrative Shares                                    3.37%             N/A              3.03%
PIMCO Real Return - Administrative Shares                                    19.85%             N/A              11.26%
PIMCO Total Return - Administrative Shares                                   11.20%            5.78%             5.77%
Rydex Sector Rotation                                                          N/A              N/A             -20.37%
Salomon Brothers Variable All Cap - Class II                                 -23.80%            N/A              4.06%
Salomon Brothers Variable High Yield - Class II                               8.63%             N/A              1.95%
Salomon Brothers Variable Investors - Class II                               -21.79%            N/A              -0.54%
T. Rowe Price Equity Income - II                                             -11.67%           0.94%             9.08%
T. Rowe Price Blue Chip Growth - II                                          -22.63%            N/A             -19.21%
Van Eck Worldwide Emerging Markets                                           -1.14%            -7.21%            -4.32%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.96%            -5.28%            3.38%
Van Kampen LIT Aggressive Growth, Class II                                   -31.21%            N/A             -40.46%
Van Kampen LIT Government Portfolio, Class II                                11.46%            5.18%             4.49%
Van Kampen LIT Growth and Income, Class II                                   -13.09%           3.84%             6.45%
Van Kampen UIF Equity Growth, Class II                                       -26.65%           -3.53%            1.40%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.91%            2.84%             5.04%


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.94%            N/A             -15.21%
AIM V.I. Capital Appreciation - Series II                                    -23.12%           -3.77%            5.26%
AIM V.I. Dent Demographic Trends - Series II                                 -31.07%            N/A             -28.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.60%             N/A              -2.82%
AIM V.I. Premier Equity - Series II                                          -29.17%           -3.71%            5.76%
Alger American Growth - Class S                                              -31.90%           -1.60%            7.08%
Alger American Leveraged AllCap - Class S                                    -32.85%           1.66%             11.47%
Alger American MidCap Growth - Class S                                       -28.82%           2.58%             10.31%
Fidelity VIP Asset Manager - Service Class 2                                 -7.36%            -0.24%            4.93%
Fidelity VIP Contrafund - Service Class 2                                    -7.94%            2.09%             10.19%
Fidelity VIP Equity-Income - Service Class 2                                 -15.63%           -1.25%            7.66%
Fidelity VIP Growth - Service Class 2                                        -29.02%           -1.91%            6.31%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.12%            5.75%             5.19%
Fidelity VIP Overseas - Service Class 2                                      -19.00%           -5.39%            2.69%
Fidelity VIP Index 500 - Service Class 2                                     -21.02%           -2.38%            6.93%
Janus Aspen Series Balanced: Service Shares                                  -4.96%            6.55%             9.75%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.38%           5.44%             8.93%
Janus Aspen Series International Value: Service Shares                       -11.78%            N/A              -5.30%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.21%            -2.05%            1.77%
MFS Investors Growth Stock - Service Class                                   -26.39%            N/A              -9.81%
MFS Investors Trust - Service Class                                          -19.71%           -4.55%            3.65%
MFS New Discovery - Service Class                                            -30.55%            N/A              0.68%
MFS Total Return - Service Class                                             -3.61%            3.43%             8.72%
MFS Value - Service Class                                                      N/A              N/A             -12.21%
Oppenheimer Global Securities - Service Shares                               -20.95%           3.85%             9.84%
Oppenheimer Main Street Small Cap - Service Shares                           -14.38%            N/A              -2.16%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.80%            N/A              -2.74%
PEA Renaissance                                                                N/A              N/A             -10.09%
PEA Science and Technology                                                   -48.66%            N/A             -54.44%
PIMCO Foreign Bond - Administrative Shares                                   10.19%             N/A              4.82%
PIMCO Money Market - Administrative Shares                                    3.27%             N/A              2.93%
PIMCO Real Return - Administrative Shares                                    19.73%             N/A              11.15%
PIMCO Total Return - Administrative Shares                                   11.09%            5.67%             5.67%
Rydex Sector Rotation                                                          N/A              N/A             -20.42%
Salomon Brothers Variable All Cap - Class II                                 -23.87%            N/A              3.95%
Salomon Brothers Variable High Yield - Class II                               8.53%             N/A              1.85%
Salomon Brothers Variable Investors - Class II                               -21.87%            N/A              -0.64%
T. Rowe Price Equity Income - II                                             -11.76%           0.84%             8.97%
T. Rowe Price Blue Chip Growth - II                                          -22.71%            N/A             -19.29%
Van Eck Worldwide Emerging Markets                                           -1.24%            -7.30%            -4.41%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.06%            -5.38%            3.28%
Van Kampen LIT Aggressive Growth, Class II                                   -31.28%            N/A             -40.52%
Van Kampen LIT Government Portfolio, Class II                                11.34%            5.07%             4.39%
Van Kampen LIT Growth and Income, Class II                                   -13.17%           3.73%             6.34%
Van Kampen UIF Equity Growth, Class II                                       -26.72%           -3.63%            1.30%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.81%            2.73%             4.93%



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.10%            N/A             -15.38%
AIM V.I. Capital Appreciation - Series II                                    -23.28%           -3.96%            5.05%
AIM V.I. Dent Demographic Trends - Series II                                 -31.21%            N/A             -28.46%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.78%             N/A              -3.01%
AIM V.I. Premier Equity - Series II                                          -29.32%           -3.90%            5.55%
Alger American Growth - Class S                                              -32.04%           -1.79%            6.86%
Alger American Leveraged AllCap - Class S                                    -32.99%           1.45%             11.25%
Alger American MidCap Growth - Class S                                       -28.97%           2.38%             10.09%
Fidelity VIP Asset Manager - Service Class 2                                 -7.54%            -0.44%            4.72%
Fidelity VIP Contrafund - Service Class 2                                    -8.13%            1.88%             9.97%
Fidelity VIP Equity-Income - Service Class 2                                 -15.80%           -1.45%            7.44%
Fidelity VIP Growth - Service Class 2                                        -29.16%           -2.11%            6.10%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.90%            5.54%             4.98%
Fidelity VIP Overseas - Service Class 2                                      -19.16%           -5.58%            2.49%
Fidelity VIP Index 500 - Service Class 2                                     -21.18%           -2.58%            6.72%
Janus Aspen Series Balanced: Service Shares                                  -5.15%            6.34%             9.53%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.55%           5.23%             8.71%
Janus Aspen Series International Value: Service Shares                       -11.95%            N/A              -5.49%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.00%            -2.25%            1.57%
MFS Investors Growth Stock - Service Class                                   -26.54%            N/A              -9.99%
MFS Investors Trust - Service Class                                          -19.87%           -4.74%            3.45%
MFS New Discovery - Service Class                                            -30.69%            N/A              0.48%
MFS Total Return - Service Class                                             -3.80%            3.22%             8.50%
MFS Value - Service Class                                                      N/A              N/A             -12.38%
Oppenheimer Global Securities - Service Shares                               -21.10%           3.64%             9.62%
Oppenheimer Main Street Small Cap - Service Shares                           -14.56%            N/A              -2.35%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.97%            N/A              -2.94%
PEA Renaissance                                                                N/A              N/A             -10.18%
PEA Science and Technology                                                   -48.76%            N/A             -54.53%
PIMCO Foreign Bond - Administrative Shares                                    9.97%             N/A              4.62%
PIMCO Money Market - Administrative Shares                                    3.06%             N/A              2.72%
PIMCO Real Return - Administrative Shares                                    19.49%             N/A              10.93%
PIMCO Total Return - Administrative Shares                                   10.87%            5.46%             5.46%
Rydex Sector Rotation                                                          N/A              N/A             -20.53%
Salomon Brothers Variable All Cap - Class II                                 -24.03%            N/A              3.74%
Salomon Brothers Variable High Yield - Class II                               8.31%             N/A              1.65%
Salomon Brothers Variable Investors - Class II                               -22.03%            N/A              -0.84%
T. Rowe Price Equity Income - II                                             -11.94%           0.64%             8.75%
T. Rowe Price Blue Chip Growth - II                                          -22.87%            N/A             -19.45%
Van Eck Worldwide Emerging Markets                                           -1.44%            -7.49%            -4.61%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.26%            -5.57%            3.07%
Van Kampen LIT Aggressive Growth, Class II                                   -31.42%            N/A             -40.64%
Van Kampen LIT Government Portfolio, Class II                                11.12%            4.86%             4.18%
Van Kampen LIT Growth and Income, Class II                                   -13.35%           3.52%             6.13%
Van Kampen UIF Equity Growth, Class II                                       -26.87%           -3.82%            1.10%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.61%            2.53%             4.72%










(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.82%            N/A             -15.08%
AIM V.I. Capital Appreciation - Series II                                    -23.01%           -3.62%            5.41%
AIM V.I. Dent Demographic Trends - Series II                                 -30.96%            N/A             -28.21%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.47%             N/A              -2.67%
AIM V.I. Premier Equity - Series II                                          -29.07%           -3.57%            5.92%
Alger American Growth - Class S                                              -31.80%           -1.45%            7.24%
Alger American Leveraged AllCap - Class S                                    -32.75%           1.81%             11.64%
Alger American MidCap Growth - Class S                                       -28.72%           2.74%             10.48%
Fidelity VIP Asset Manager - Service Class 2                                 -7.22%            -0.09%            5.08%
Fidelity VIP Contrafund - Service Class 2                                    -7.81%            2.24%             10.36%
Fidelity VIP Equity-Income - Service Class 2                                 -15.50%           -1.11%            7.82%
Fidelity VIP Growth - Service Class 2                                        -28.91%           -1.77%            6.47%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.29%            5.91%             5.34%
Fidelity VIP Overseas - Service Class 2                                      -18.87%           -5.25%            2.85%
Fidelity VIP Index 500 - Service Class 2                                     -20.91%           -2.24%            7.09%
Janus Aspen Series Balanced: Service Shares                                  -4.82%            6.71%             9.91%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.25%           5.60%             9.09%
Janus Aspen Series International Value: Service Shares                       -11.64%            N/A              -5.16%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.36%            -1.91%            1.93%
MFS Investors Growth Stock - Service Class                                   -26.28%            N/A              -9.68%
MFS Investors Trust - Service Class                                          -19.59%           -4.41%            3.81%
MFS New Discovery - Service Class                                            -30.45%            N/A              0.83%
MFS Total Return - Service Class                                             -3.47%            3.58%             8.88%
MFS Value - Service Class                                                      N/A              N/A             -12.08%
Oppenheimer Global Securities - Service Shares                               -20.83%           4.00%             10.00%
Oppenheimer Main Street Small Cap - Service Shares                           -14.26%            N/A              -2.01%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.67%            N/A              -2.60%
PEA Renaissance                                                                N/A              N/A             -10.02%
PEA Science and Technology                                                   -48.58%            N/A             -54.37%
PIMCO Foreign Bond - Administrative Shares                                   10.36%             N/A              4.98%
PIMCO Money Market - Administrative Shares                                    3.43%             N/A              3.08%
PIMCO Real Return - Administrative Shares                                    19.91%             N/A              11.32%
PIMCO Total Return - Administrative Shares                                   11.26%            5.83%             5.83%
Rydex Sector Rotation                                                          N/A              N/A             -20.34%
Salomon Brothers Variable All Cap - Class II                                 -23.76%            N/A              4.11%
Salomon Brothers Variable High Yield - Class II                               8.69%             N/A              2.00%
Salomon Brothers Variable Investors - Class II                               -21.75%            N/A              -0.49%
T. Rowe Price Equity Income - II                                             -11.63%           0.99%             9.13%
T. Rowe Price Blue Chip Growth - II                                          -22.60%            N/A             -19.17%
Van Eck Worldwide Emerging Markets                                           -1.09%            -7.16%            -4.27%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -0.91%            -5.24%            3.43%
Van Kampen LIT Aggressive Growth, Class II                                   -31.18%            N/A             -40.43%
Van Kampen LIT Government Portfolio, Class II                                11.51%            5.23%             4.55%
Van Kampen LIT Growth and Income, Class II                                   -13.04%           3.89%             6.50%
Van Kampen UIF Equity Growth, Class II                                       -26.61%           -3.48%            1.45%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.96%            2.89%             5.09%



 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -20.98%            N/A             -15.25%
AIM V.I. Capital Appreciation - Series II                                    -23.16%           -3.81%            5.20%
AIM V.I. Dent Demographic Trends - Series II                                 -31.10%            N/A             -28.35%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.65%             N/A              -2.87%
AIM V.I. Premier Equity - Series II                                          -29.21%           -3.76%            5.71%
Alger American Growth - Class S                                              -31.93%           -1.65%            7.02%
Alger American Leveraged AllCap - Class S                                    -32.88%           1.61%             11.41%
Alger American MidCap Growth - Class S                                       -28.86%           2.53%             10.26%
Fidelity VIP Asset Manager - Service Class 2                                 -7.40%            -0.29%            4.87%
Fidelity VIP Contrafund - Service Class 2                                    -7.99%            2.04%             10.14%
Fidelity VIP Equity-Income - Service Class 2                                 -15.67%           -1.30%            7.60%
Fidelity VIP Growth - Service Class 2                                        -29.05%           -1.96%            6.26%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.06%            5.70%             5.13%
Fidelity VIP Overseas - Service Class 2                                      -19.04%           -5.44%            2.64%
Fidelity VIP Index 500 - Service Class 2                                     -21.06%           -2.43%            6.88%
Janus Aspen Series Balanced: Service Shares                                  -5.01%            6.50%             9.69%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.43%           5.39%             8.88%
Janus Aspen Series International Value: Service Shares                       -11.82%            N/A              -5.34%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.16%            -2.10%            1.72%
MFS Investors Growth Stock - Service Class                                   -26.43%            N/A              -9.86%
MFS Investors Trust - Service Class                                          -19.75%           -4.60%            3.60%
MFS New Discovery - Service Class                                            -30.58%            N/A              0.63%
MFS Total Return - Service Class                                             -3.66%            3.38%             8.66%
MFS Value - Service Class                                                      N/A              N/A             -12.25%
Oppenheimer Global Securities - Service Shares                               -20.99%           3.80%             9.78%
Oppenheimer Main Street Small Cap - Service Shares                           -14.43%            N/A              -2.21%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.84%            N/A              -2.79%
PEA Renaissance                                                                N/A              N/A             -10.11%
PEA Science and Technology                                                   -48.68%            N/A             -54.46%
PIMCO Foreign Bond - Administrative Shares                                   10.14%             N/A              4.77%
PIMCO Money Market - Administrative Shares                                    3.22%             N/A              2.88%
PIMCO Real Return - Administrative Shares                                    19.67%             N/A              11.09%
PIMCO Total Return - Administrative Shares                                   11.04%            5.62%             5.62%
Rydex Sector Rotation                                                          N/A              N/A             -20.45%
Salomon Brothers Variable All Cap - Class II                                 -23.91%            N/A              3.90%
Salomon Brothers Variable High Yield - Class II                               8.47%             N/A              1.80%
Salomon Brothers Variable Investors - Class II                               -21.91%            N/A              -0.69%
T. Rowe Price Equity Income - II                                             -11.81%           0.79%             8.92%
T. Rowe Price Blue Chip Growth - II                                          -22.75%            N/A             -19.33%
Van Eck Worldwide Emerging Markets                                           -1.29%            -7.35%            -4.46%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.11%            -5.43%            3.23%
Van Kampen LIT Aggressive Growth, Class II                                   -31.32%            N/A             -40.55%
Van Kampen LIT Government Portfolio, Class II                                11.29%            5.02%             4.34%
Van Kampen LIT Growth and Income, Class II                                   -13.22%           3.68%             6.29%
Van Kampen UIF Equity Growth, Class II                                       -26.76%           -3.68%            1.25%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.76%            2.68%             4.88%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.06%            N/A             -15.34%
AIM V.I. Capital Appreciation - Series II                                    -23.24%           -3.91%            5.10%
AIM V.I. Dent Demographic Trends - Series II                                 -31.17%            N/A             -28.43%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.74%             N/A              -2.97%
AIM V.I. Premier Equity - Series II                                          -29.28%           -3.85%            5.60%
Alger American Growth - Class S                                              -32.00%           -1.74%            6.92%
Alger American Leveraged AllCap - Class S                                    -32.95%           1.50%             11.30%
Alger American MidCap Growth - Class S                                       -28.93%           2.43%             10.15%
Fidelity VIP Asset Manager - Service Class 2                                 -7.50%            -0.39%            4.77%
Fidelity VIP Contrafund - Service Class 2                                    -8.08%            1.93%             10.03%
Fidelity VIP Equity-Income - Service Class 2                                 -15.76%           -1.40%            7.50%
Fidelity VIP Growth - Service Class 2                                        -29.12%           -2.06%            6.16%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.95%            5.59%             5.03%
Fidelity VIP Overseas - Service Class 2                                      -19.12%           -5.54%            2.54%
Fidelity VIP Index 500 - Service Class 2                                     -21.14%           -2.53%            6.77%
Janus Aspen Series Balanced: Service Shares                                  -5.10%            6.40%             9.58%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.51%           5.28%             8.77%
Janus Aspen Series International Value: Service Shares                       -11.91%            N/A              -5.44%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.05%            -2.20%            1.62%
MFS Investors Growth Stock - Service Class                                   -26.50%            N/A              -9.95%
MFS Investors Trust - Service Class                                          -19.83%           -4.70%            3.50%
MFS New Discovery - Service Class                                            -30.65%            N/A              0.53%
MFS Total Return - Service Class                                             -3.76%            3.27%             8.55%
MFS Value - Service Class                                                      N/A              N/A             -12.34%
Oppenheimer Global Securities - Service Shares                               -21.06%           3.69%             9.67%
Oppenheimer Main Street Small Cap - Service Shares                           -14.51%            N/A              -2.31%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.92%            N/A              -2.89%
PEA Renaissance                                                                N/A              N/A             -10.16%
PEA Science and Technology                                                   -48.73%            N/A             -54.50%
PIMCO Foreign Bond - Administrative Shares                                   10.03%             N/A              4.67%
PIMCO Money Market - Administrative Shares                                    3.12%             N/A              2.77%
PIMCO Real Return - Administrative Shares                                    19.55%             N/A              10.98%
PIMCO Total Return - Administrative Shares                                   10.93%            5.51%             5.51%
Rydex Sector Rotation                                                          N/A              N/A             -20.50%
Salomon Brothers Variable All Cap - Class II                                 -23.99%            N/A              3.80%
Salomon Brothers Variable High Yield - Class II                               8.36%             N/A              1.70%
Salomon Brothers Variable Investors - Class II                               -21.99%            N/A              -0.79%
T. Rowe Price Equity Income - II                                             -11.89%           0.69%             8.81%
T. Rowe Price Blue Chip Growth - II                                          -22.83%            N/A             -19.41%
Van Eck Worldwide Emerging Markets                                           -1.39%            -7.44%            -4.56%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.21%            -5.52%            3.12%
Van Kampen LIT Aggressive Growth, Class II                                   -31.39%            N/A             -40.61%
Van Kampen LIT Government Portfolio, Class II                                11.18%            4.92%             4.23%
Van Kampen LIT Growth and Income, Class II                                   -13.31%           3.58%             6.18%
Van Kampen UIF Equity Growth, Class II                                       -26.83%           -3.77%            1.15%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.66%            2.58%             4.77%









(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.21%            N/A             -15.51%
AIM V.I. Capital Appreciation - Series II                                    -23.39%           -4.10%            4.89%
AIM V.I. Dent Demographic Trends - Series II                                 -31.31%            N/A             -28.57%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.92%             N/A              -3.16%
AIM V.I. Premier Equity - Series II                                          -29.42%           -4.05%            5.39%
Alger American Growth - Class S                                              -32.14%           -1.94%            6.70%
Alger American Leveraged AllCap - Class S                                    -33.09%           1.30%             11.08%
Alger American MidCap Growth - Class S                                       -29.07%           2.23%             9.93%
Fidelity VIP Asset Manager - Service Class 2                                 -7.68%            -0.59%            4.56%
Fidelity VIP Contrafund - Service Class 2                                    -8.27%            1.73%             9.81%
Fidelity VIP Equity-Income - Service Class 2                                 -15.93%           -1.60%            7.28%
Fidelity VIP Growth - Service Class 2                                        -29.27%           -2.26%            5.94%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.73%            5.38%             4.82%
Fidelity VIP Overseas - Service Class 2                                      -19.28%           -5.73%            2.33%
Fidelity VIP Index 500 - Service Class 2                                     -21.30%           -2.73%            6.56%
Janus Aspen Series Balanced: Service Shares                                  -5.29%            6.18%             9.37%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.68%           5.07%             8.55%
Janus Aspen Series International Value: Service Shares                       -12.08%            N/A              -5.63%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.84%            -2.40%            1.42%
MFS Investors Growth Stock - Service Class                                   -26.65%            N/A             -10.13%
MFS Investors Trust - Service Class                                          -19.99%           -4.89%            3.29%
MFS New Discovery - Service Class                                            -30.79%            N/A              0.33%
MFS Total Return - Service Class                                             -3.95%            3.07%             8.33%
MFS Value - Service Class                                                      N/A              N/A             -12.51%
Oppenheimer Global Securities - Service Shares                               -21.22%           3.49%             9.45%
Oppenheimer Main Street Small Cap - Service Shares                           -14.68%            N/A              -2.50%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.09%            N/A              -3.08%
PEA Renaissance                                                                N/A              N/A             -10.25%
PEA Science and Technology                                                   -48.84%            N/A             -54.60%
PIMCO Foreign Bond - Administrative Shares                                    9.81%             N/A              4.46%
PIMCO Money Market - Administrative Shares                                    2.91%             N/A              2.57%
PIMCO Real Return - Administrative Shares                                    19.31%             N/A              10.76%
PIMCO Total Return - Administrative Shares                                   10.70%            5.30%             5.30%
Rydex Sector Rotation                                                          N/A              N/A             -20.61%
Salomon Brothers Variable All Cap - Class II                                 -24.14%            N/A              3.59%
Salomon Brothers Variable High Yield - Class II                               8.15%             N/A              1.49%
Salomon Brothers Variable Investors - Class II                               -22.14%            N/A              -0.99%
T. Rowe Price Equity Income - II                                             -12.07%           0.49%             8.59%
T. Rowe Price Blue Chip Growth - II                                          -22.98%            N/A             -19.57%
Van Eck Worldwide Emerging Markets                                           -1.59%            -7.63%            -4.75%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.41%            -5.71%            2.92%
Van Kampen LIT Aggressive Growth, Class II                                   -31.52%            N/A             -40.72%
Van Kampen LIT Government Portfolio, Class II                                10.96%            4.71%             4.02%
Van Kampen LIT Growth and Income, Class II                                   -13.48%           3.37%             5.97%
Van Kampen UIF Equity Growth, Class II                                       -26.98%           -3.97%            0.95%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.46%            2.38%             4.57%




(With the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.00%            N/A             -15.45%
AIM V.I. Capital Appreciation - Series II                                    -23.20%           -3.64%            5.55%
AIM V.I. Dent Demographic Trends - Series II                                 -31.19%            N/A             -28.72%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.60%             N/A              -3.01%
AIM V.I. Premier Equity - Series II                                          -29.28%           -3.57%            6.06%
Alger American Growth - Class S                                              -32.02%           -1.40%            7.41%
Alger American Leveraged AllCap - Class S                                    -32.98%           1.92%             11.88%
Alger American MidCap Growth - Class S                                       -28.93%           2.80%             10.68%
Fidelity VIP Asset Manager - Service Class 2                                 -7.35%            -0.13%            5.17%
Fidelity VIP Contrafund - Service Class 2                                    -7.94%            2.27%             10.55%
Fidelity VIP Equity-Income - Service Class 2                                 -15.66%           -1.15%            7.97%
Fidelity VIP Growth - Service Class 2                                        -29.12%           -1.73%            6.63%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.24%            5.88%             5.37%
Fidelity VIP Overseas - Service Class 2                                      -19.05%           -5.31%            2.95%
Fidelity VIP Index 500 - Service Class 2                                     -21.09%           -2.25%            7.23%
Janus Aspen Series Balanced: Service Shares                                  -4.93%            6.79%             10.02%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.41%           5.72%             9.24%
Janus Aspen Series International Value: Service Shares                       -11.79%            N/A              -5.35%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.28%            -2.03%            1.87%
MFS Investors Growth Stock - Service Class                                   -26.48%            N/A              -9.80%
MFS Investors Trust - Service Class                                          -19.76%           -4.46%            3.86%
MFS New Discovery - Service Class                                            -30.67%            N/A              0.83%
MFS Total Return - Service Class                                             -3.58%            3.57%             9.01%
MFS Value - Service Class                                                      N/A              N/A             -12.22%
Oppenheimer Global Securities - Service Shares                               -21.01%           4.07%             10.20%
Oppenheimer Main Street Small Cap - Service Shares                           -14.41%            N/A              -2.10%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -16.84%            N/A              -2.77%
PEA Renaissance                                                                N/A              N/A             -10.33%
PEA Science and Technology                                                   -48.87%            N/A             -55.40%
PIMCO Foreign Bond - Administrative Shares                                   10.30%             N/A              4.91%
PIMCO Money Market - Administrative Shares                                    3.34%             N/A              2.91%
PIMCO Real Return - Administrative Shares                                    19.89%             N/A              11.19%
PIMCO Total Return - Administrative Shares                                   11.21%            5.80%             5.80%
Rydex Sector Rotation                                                          N/A              N/A             -20.63%
Salomon Brothers Variable All Cap - Class II                                 -23.95%            N/A              4.14%
Salomon Brothers Variable High Yield - Class II                               8.62%             N/A              1.89%
Salomon Brothers Variable Investors - Class II                               -21.94%            N/A              -0.52%
T. Rowe Price Equity Income - II                                             -11.77%           0.95%             9.27%
T. Rowe Price Blue Chip Growth - II                                          -22.79%            N/A             -19.58%
Van Eck Worldwide Emerging Markets                                           -1.20%            -7.39%            -4.48%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.02%            -5.45%            3.53%
Van Kampen LIT Aggressive Growth, Class II                                   -31.40%            N/A             -41.07%
Van Kampen LIT Government Portfolio, Class II                                11.46%            5.20%             4.55%
Van Kampen LIT Growth and Income, Class II                                   -13.20%           3.92%             6.50%
Van Kampen UIF Equity Growth, Class II                                       -26.82%           -3.50%            1.53%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.87%            2.80%             5.06%



(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.16%            N/A             -15.62%
AIM V.I. Capital Appreciation - Series II                                    -23.35%           -3.83%            5.33%
AIM V.I. Dent Demographic Trends - Series II                                 -31.33%            N/A             -28.87%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.78%             N/A              -3.20%
AIM V.I. Premier Equity - Series II                                          -29.43%           -3.76%            5.84%
Alger American Growth - Class S                                              -32.16%           -1.60%            7.19%
Alger American Leveraged AllCap - Class S                                    -33.12%           1.71%             11.66%
Alger American MidCap Growth - Class S                                       -29.07%           2.60%             10.45%
Fidelity VIP Asset Manager - Service Class 2                                 -7.53%            -0.33%            4.96%
Fidelity VIP Contrafund - Service Class 2                                    -8.12%            2.06%             10.32%
Fidelity VIP Equity-Income - Service Class 2                                 -15.83%           -1.35%            7.75%
Fidelity VIP Growth - Service Class 2                                        -29.27%           -1.93%            6.41%
Fidelity VIP Investment Grade Bond - Service Class 2                         12.01%            5.67%             5.15%
Fidelity VIP Overseas - Service Class 2                                      -19.21%           -5.50%            2.75%
Fidelity VIP Index 500 - Service Class 2                                     -21.25%           -2.45%            7.02%
Janus Aspen Series Balanced: Service Shares                                  -5.12%            6.57%             9.79%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.58%           5.51%             9.02%
Janus Aspen Series International Value: Service Shares                       -11.97%            N/A              -5.54%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.07%            -2.23%            1.67%
MFS Investors Growth Stock - Service Class                                   -26.63%            N/A              -9.98%
MFS Investors Trust - Service Class                                          -19.92%           -4.66%            3.65%
MFS New Discovery - Service Class                                            -30.81%            N/A              0.63%
MFS Total Return - Service Class                                             -3.77%            3.36%             8.79%
MFS Value - Service Class                                                      N/A              N/A             -12.40%
Oppenheimer Global Securities - Service Shares                               -21.17%           3.86%             9.98%
Oppenheimer Main Street Small Cap - Service Shares                           -14.58%            N/A              -2.30%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.01%            N/A              -2.97%
PEA Renaissance                                                                N/A              N/A             -10.43%
PEA Science and Technology                                                   -48.98%            N/A             -55.49%
PIMCO Foreign Bond - Administrative Shares                                   10.08%             N/A              4.70%
PIMCO Money Market - Administrative Shares                                    3.13%             N/A              2.70%
PIMCO Real Return - Administrative Shares                                    19.65%             N/A              10.96%
PIMCO Total Return - Administrative Shares                                   10.98%            5.59%             5.59%
Rydex Sector Rotation                                                          N/A              N/A             -20.74%
Salomon Brothers Variable All Cap - Class II                                 -24.11%            N/A              3.93%
Salomon Brothers Variable High Yield - Class II                               8.41%             N/A              1.68%
Salomon Brothers Variable Investors - Class II                               -22.10%            N/A              -0.73%
T. Rowe Price Equity Income - II                                             -11.95%           0.75%             9.05%
T. Rowe Price Blue Chip Growth - II                                          -22.94%            N/A             -19.74%
Van Eck Worldwide Emerging Markets                                           -1.39%            -7.58%            -4.68%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.21%            -5.65%            3.32%
Van Kampen LIT Aggressive Growth, Class II                                   -31.54%            N/A             -41.19%
Van Kampen LIT Government Portfolio, Class II                                11.24%            4.98%             4.33%
Van Kampen LIT Growth and Income, Class II                                   -13.37%           3.71%             6.28%
Van Kampen UIF Equity Growth, Class II                                       -26.97%           -3.69%            1.32%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.67%            2.59%             4.84%



(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.24%            N/A             -15.71%
AIM V.I. Capital Appreciation - Series II                                    -23.43%           -3.93%            5.23%
AIM V.I. Dent Demographic Trends - Series II                                 -31.39%            N/A             -28.94%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.88%             N/A              -3.30%
AIM V.I. Premier Equity - Series II                                          -29.50%           -3.86%            5.74%
Alger American Growth - Class S                                              -32.23%           -1.70%            7.08%
Alger American Leveraged AllCap - Class S                                    -33.18%           1.61%             11.55%
Alger American MidCap Growth - Class S                                       -29.14%           2.49%             10.34%
Fidelity VIP Asset Manager - Service Class 2                                 -7.63%            -0.43%            4.85%
Fidelity VIP Contrafund - Service Class 2                                    -8.21%            1.96%             10.21%
Fidelity VIP Equity-Income - Service Class 2                                 -15.92%           -1.45%            7.64%
Fidelity VIP Growth - Service Class 2                                        -29.34%           -2.03%            6.31%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.90%            5.56%             5.05%
Fidelity VIP Overseas - Service Class 2                                      -19.29%           -5.60%            2.64%
Fidelity VIP Index 500 - Service Class 2                                     -21.33%           -2.55%            6.91%
Janus Aspen Series Balanced: Service Shares                                  -5.22%            6.46%             9.68%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.67%           5.40%             8.91%
Janus Aspen Series International Value: Service Shares                       -12.05%            N/A              -5.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.97%            -2.33%            1.56%
MFS Investors Growth Stock - Service Class                                   -26.70%            N/A             -10.07%
MFS Investors Trust - Service Class                                          -20.00%           -4.76%            3.55%
MFS New Discovery - Service Class                                            -30.88%            N/A              0.53%
MFS Total Return - Service Class                                             -3.87%            3.26%             8.68%
MFS Value - Service Class                                                      N/A              N/A             -12.49%
Oppenheimer Global Securities - Service Shares                               -21.25%           3.75%             9.87%
Oppenheimer Main Street Small Cap - Service Shares                           -14.67%            N/A              -2.40%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.09%            N/A              -3.07%
PEA Renaissance                                                                N/A              N/A             -10.47%
PEA Science and Technology                                                   -49.03%            N/A             -55.54%
PIMCO Foreign Bond - Administrative Shares                                    9.97%             N/A              4.59%
PIMCO Money Market - Administrative Shares                                    3.03%             N/A              2.60%
PIMCO Real Return - Administrative Shares                                    19.53%             N/A              10.85%
PIMCO Total Return - Administrative Shares                                   10.87%            5.48%             5.48%
Rydex Sector Rotation                                                          N/A              N/A             -20.79%
Salomon Brothers Variable All Cap - Class II                                 -24.18%            N/A              3.83%
Salomon Brothers Variable High Yield - Class II                               8.30%             N/A              1.58%
Salomon Brothers Variable Investors - Class II                               -22.17%            N/A              -0.83%
T. Rowe Price Equity Income - II                                             -12.04%           0.65%             8.94%
T. Rowe Price Blue Chip Growth - II                                          -23.02%            N/A             -19.82%
Van Eck Worldwide Emerging Markets                                           -1.49%            -7.67%            -4.77%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.31%            -5.74%            3.21%
Van Kampen LIT Aggressive Growth, Class II                                   -31.61%            N/A             -41.25%
Van Kampen LIT Government Portfolio, Class II                                11.12%            4.88%             4.23%
Van Kampen LIT Growth and Income, Class II                                   -13.46%           3.60%             6.18%
Van Kampen UIF Equity Growth, Class II                                       -27.04%           -3.79%            1.22%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.57%            2.49%             4.74%



(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.40%            N/A             -15.88%
AIM V.I. Capital Appreciation - Series II                                    -23.58%           -4.12%            5.01%
AIM V.I. Dent Demographic Trends - Series II                                 -31.53%            N/A             -29.09%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.06%            N/A              -3.49%
AIM V.I. Premier Equity - Series II                                          -29.64%           -4.06%            5.52%
Alger American Growth - Class S                                              -32.37%           -1.90%            6.87%
Alger American Leveraged AllCap - Class S                                    -33.32%           1.40%             11.32%
Alger American MidCap Growth - Class S                                       -29.29%           2.29%             10.12%
Fidelity VIP Asset Manager - Service Class 2                                 -7.81%            -0.63%            4.64%
Fidelity VIP Contrafund - Service Class 2                                    -8.40%            1.75%             9.99%
Fidelity VIP Equity-Income - Service Class 2                                 -16.09%           -1.65%            7.43%
Fidelity VIP Growth - Service Class 2                                        -29.48%           -2.23%            6.09%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.68%            5.35%             4.83%
Fidelity VIP Overseas - Service Class 2                                      -19.46%           -5.79%            2.43%
Fidelity VIP Index 500 - Service Class 2                                     -21.48%           -2.74%            6.69%
Janus Aspen Series Balanced: Service Shares                                  -5.41%            6.25%             9.46%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.84%           5.19%             8.69%
Janus Aspen Series International Value: Service Shares                       -12.23%            N/A              -5.83%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.76%            -2.53%            1.36%
MFS Investors Growth Stock - Service Class                                   -26.85%            N/A             -10.26%
MFS Investors Trust - Service Class                                          -20.17%           -4.95%            3.34%
MFS New Discovery - Service Class                                            -31.02%            N/A              0.33%
MFS Total Return - Service Class                                             -4.06%            3.05%             8.46%
MFS Value - Service Class                                                      N/A              N/A             -12.66%
Oppenheimer Global Securities - Service Shares                               -21.41%           3.54%             9.65%
Oppenheimer Main Street Small Cap - Service Shares                           -14.84%            N/A              -2.60%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.26%            N/A              -3.26%
PEA Renaissance                                                                N/A              N/A             -10.57%
PEA Science and Technology                                                   -49.13%            N/A             -55.64%
PIMCO Foreign Bond - Administrative Shares                                    9.75%             N/A              4.38%
PIMCO Money Market - Administrative Shares                                    2.82%             N/A              2.39%
PIMCO Real Return - Administrative Shares                                    19.29%             N/A              10.63%
PIMCO Total Return - Administrative Shares                                   10.65%            5.27%             5.27%
Rydex Sector Rotation                                                          N/A              N/A             -20.90%
Salomon Brothers Variable All Cap - Class II                                 -24.33%            N/A              3.62%
Salomon Brothers Variable High Yield - Class II                               8.08%             N/A              1.37%
Salomon Brothers Variable Investors - Class II                               -22.33%            N/A              -1.03%
T. Rowe Price Equity Income - II                                             -12.22%           0.44%             8.72%
T. Rowe Price Blue Chip Growth - II                                          -23.17%            N/A             -19.98%
Van Eck Worldwide Emerging Markets                                           -1.69%            -7.86%            -4.97%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.51%            -5.93%            3.00%
Van Kampen LIT Aggressive Growth, Class II                                   -31.75%            N/A             -41.37%
Van Kampen LIT Government Portfolio, Class II                                10.90%            4.67%             4.01%
Van Kampen LIT Growth and Income, Class II                                   -13.63%           3.39%             5.96%
Van Kampen UIF Equity Growth, Class II                                       -27.19%           -3.99%            1.01%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.36%            2.28%             4.53%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.20%            N/A             -15.67%
AIM V.I. Capital Appreciation - Series II                                    -23.39%           -3.88%            5.28%
AIM V.I. Dent Demographic Trends - Series II                                 -31.36%            N/A             -28.91%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.83%             N/A              -3.25%
AIM V.I. Premier Equity - Series II                                          -29.46%           -3.81%            5.79%
Alger American Growth - Class S                                              -32.19%           -1.65%            7.14%
Alger American Leveraged AllCap - Class S                                    -33.15%           1.66%             11.60%
Alger American MidCap Growth - Class S                                       -29.11%           2.55%             10.40%
Fidelity VIP Asset Manager - Service Class 2                                 -7.58%            -0.38%            4.90%
Fidelity VIP Contrafund - Service Class 2                                    -8.17%            2.01%             10.27%
Fidelity VIP Equity-Income - Service Class 2                                 -15.88%           -1.40%            7.70%
Fidelity VIP Growth - Service Class 2                                        -29.30%           -1.98%            6.36%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.96%            5.61%             5.10%
Fidelity VIP Overseas - Service Class 2                                      -19.25%           -5.55%            2.69%
Fidelity VIP Index 500 - Service Class 2                                     -21.29%           -2.50%            6.96%
Janus Aspen Series Balanced: Service Shares                                  -5.17%            6.52%             9.74%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.63%           5.45%             8.96%
Janus Aspen Series International Value: Service Shares                       -12.01%            N/A              -5.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               4.02%            -2.28%            1.61%
MFS Investors Growth Stock - Service Class                                   -26.67%            N/A             -10.03%
MFS Investors Trust - Service Class                                          -19.96%           -4.71%            3.60%
MFS New Discovery - Service Class                                            -30.84%            N/A              0.58%
MFS Total Return - Service Class                                             -3.82%            3.31%             8.73%
MFS Value - Service Class                                                      N/A              N/A             -12.44%
Oppenheimer Global Securities - Service Shares                               -21.21%           3.81%             9.92%
Oppenheimer Main Street Small Cap - Service Shares                           -14.63%            N/A              -2.35%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.05%            N/A              -3.02%
PEA Renaissance                                                                N/A              N/A             -10.45%
PEA Science and Technology                                                   -49.00%            N/A             -55.52%
PIMCO Foreign Bond - Administrative Shares                                   10.02%             N/A              4.65%
PIMCO Money Market - Administrative Shares                                    3.08%             N/A              2.65%
PIMCO Real Return - Administrative Shares                                    19.59%             N/A              10.91%
PIMCO Total Return - Administrative Shares                                   10.93%            5.54%             5.53%
Rydex Sector Rotation                                                          N/A              N/A             -20.76%
Salomon Brothers Variable All Cap - Class II                                 -24.14%            N/A              3.88%
Salomon Brothers Variable High Yield - Class II                               8.35%             N/A              1.63%
Salomon Brothers Variable Investors - Class II                               -22.13%            N/A              -0.78%
T. Rowe Price Equity Income - II                                             -12.00%           0.70%             9.00%
T. Rowe Price Blue Chip Growth - II                                          -22.98%            N/A             -19.78%
Van Eck Worldwide Emerging Markets                                           -1.44%            -7.63%            -4.73%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.26%            -5.69%            3.26%
Van Kampen LIT Aggressive Growth, Class II                                   -31.58%            N/A             -41.22%
Van Kampen LIT Government Portfolio, Class II                                11.18%            4.93%             4.28%
Van Kampen LIT Growth and Income, Class II                                   -13.41%           3.65%             6.23%
Van Kampen UIF Equity Growth, Class II                                       -27.00%           -3.74%            1.27%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.62%            2.54%             4.79%


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.36%            N/A             -15.84%
AIM V.I. Capital Appreciation - Series II                                    -23.55%           -4.08%            5.07%
AIM V.I. Dent Demographic Trends - Series II                                 -31.50%            N/A             -29.05%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.01%            N/A              -3.44%
AIM V.I. Premier Equity - Series II                                          -29.60%           -4.01%            5.57%
Alger American Growth - Class S                                              -32.33%           -1.85%            6.92%
Alger American Leveraged AllCap - Class S                                    -33.28%           1.45%             11.38%
Alger American MidCap Growth - Class S                                       -29.25%           2.34%             10.18%
Fidelity VIP Asset Manager - Service Class 2                                 -7.76%            -0.58%            4.69%
Fidelity VIP Contrafund - Service Class 2                                    -8.35%            1.80%             10.05%
Fidelity VIP Equity-Income - Service Class 2                                 -16.05%           -1.60%            7.48%
Fidelity VIP Growth - Service Class 2                                        -29.45%           -2.18%            6.14%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.73%            5.40%             4.88%
Fidelity VIP Overseas - Service Class 2                                      -19.41%           -5.74%            2.48%
Fidelity VIP Index 500 - Service Class 2                                     -21.44%           -2.69%            6.75%
Janus Aspen Series Balanced: Service Shares                                  -5.36%            6.30%             9.52%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.80%           5.24%             8.74%
Janus Aspen Series International Value: Service Shares                       -12.19%            N/A              -5.78%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.81%            -2.48%            1.41%
MFS Investors Growth Stock - Service Class                                   -26.81%            N/A             -10.21%
MFS Investors Trust - Service Class                                          -20.13%           -4.90%            3.39%
MFS New Discovery - Service Class                                            -30.98%            N/A              0.38%
MFS Total Return - Service Class                                             -4.01%            3.10%             8.51%
MFS Value - Service Class                                                      N/A              N/A             -12.62%
Oppenheimer Global Securities - Service Shares                               -21.37%           3.60%             9.70%
Oppenheimer Main Street Small Cap - Service Shares                           -14.80%            N/A              -2.55%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.22%            N/A              -3.21%
PEA Renaissance                                                                N/A              N/A             -10.54%
PEA Science and Technology                                                   -49.11%            N/A             -55.61%
PIMCO Foreign Bond - Administrative Shares                                    9.80%             N/A              4.43%
PIMCO Money Market - Administrative Shares                                    2.87%             N/A              2.44%
PIMCO Real Return - Administrative Shares                                    19.35%             N/A              10.68%
PIMCO Total Return - Administrative Shares                                   10.70%            5.32%             5.32%
Rydex Sector Rotation                                                          N/A              N/A             -20.87%
Salomon Brothers Variable All Cap - Class II                                 -24.30%            N/A              3.67%
Salomon Brothers Variable High Yield - Class II                               8.13%             N/A              1.42%
Salomon Brothers Variable Investors - Class II                               -22.29%            N/A              -0.98%
T. Rowe Price Equity Income - II                                             -12.17%           0.50%             8.78%
T. Rowe Price Blue Chip Growth - II                                          -23.13%            N/A             -19.94%
Van Eck Worldwide Emerging Markets                                           -1.64%            -7.81%            -4.92%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.46%            -5.89%            3.05%
Van Kampen LIT Aggressive Growth, Class II                                   -31.71%            N/A             -41.34%
Van Kampen LIT Government Portfolio, Class II                                10.96%            4.72%             4.07%
Van Kampen LIT Growth and Income, Class II                                   -13.59%           3.45%             6.02%
Van Kampen UIF Equity Growth, Class II                                       -27.15%           -3.94%            1.06%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.41%            2.33%             4.58%





(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.44%            N/A             -15.92%
AIM V.I. Capital Appreciation - Series II                                    -23.62%           -4.17%            4.96%
AIM V.I. Dent Demographic Trends - Series II                                 -31.57%            N/A             -29.12%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.10%            N/A              -3.54%
AIM V.I. Premier Equity - Series II                                          -29.67%           -4.10%            5.47%
Alger American Growth - Class S                                              -32.40%           -1.95%            6.81%
Alger American Leveraged AllCap - Class S                                    -33.35%           1.35%             11.27%
Alger American MidCap Growth - Class S                                       -29.32%           2.24%             10.06%
Fidelity VIP Asset Manager - Service Class 2                                 -7.86%            -0.68%            4.58%
Fidelity VIP Contrafund - Service Class 2                                    -8.44%            1.70%             9.93%
Fidelity VIP Equity-Income - Service Class 2                                 -16.13%           -1.70%            7.37%
Fidelity VIP Growth - Service Class 2                                        -29.52%           -2.28%            6.04%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.62%            5.29%             4.78%
Fidelity VIP Overseas - Service Class 2                                      -19.50%           -5.84%            2.38%
Fidelity VIP Index 500 - Service Class 2                                     -21.52%           -2.79%            6.64%
Janus Aspen Series Balanced: Service Shares                                  -5.46%            6.20%             9.41%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.88%           5.14%             8.63%
Janus Aspen Series International Value: Service Shares                       -12.28%            N/A              -5.87%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.71%            -2.58%            1.30%
MFS Investors Growth Stock - Service Class                                   -26.89%            N/A             -10.30%
MFS Investors Trust - Service Class                                          -20.21%           -5.00%            3.29%
MFS New Discovery - Service Class                                            -31.05%            N/A              0.27%
MFS Total Return - Service Class                                             -4.11%            3.00%             8.40%
MFS Value - Service Class                                                      N/A              N/A             -12.71%
Oppenheimer Global Securities - Service Shares                               -21.45%           3.49%             9.59%
Oppenheimer Main Street Small Cap - Service Shares                           -14.88%            N/A              -2.65%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.30%            N/A              -3.31%
PEA Renaissance                                                                N/A              N/A             -10.59%
PEA Science and Technology                                                   -49.16%            N/A             -55.66%
PIMCO Foreign Bond - Administrative Shares                                    9.69%             N/A              4.33%
PIMCO Money Market - Administrative Shares                                    2.77%             N/A              2.34%
PIMCO Real Return - Administrative Shares                                    19.23%             N/A              10.57%
PIMCO Total Return - Administrative Shares                                   10.59%            5.22%             5.21%
Rydex Sector Rotation                                                          N/A              N/A             -20.92%
Salomon Brothers Variable All Cap - Class II                                 -24.37%            N/A              3.57%
Salomon Brothers Variable High Yield - Class II                               8.03%             N/A              1.32%
Salomon Brothers Variable Investors - Class II                               -22.37%            N/A              -1.08%
T. Rowe Price Equity Income - II                                             -12.26%           0.39%             8.67%
T. Rowe Price Blue Chip Growth - II                                          -23.21%            N/A             -20.02%
Van Eck Worldwide Emerging Markets                                           -1.74%            -7.91%            -5.02%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.56%            -5.98%            2.95%
Van Kampen LIT Aggressive Growth, Class II                                   -31.78%            N/A             -41.40%
Van Kampen LIT Government Portfolio, Class II                                10.84%            4.61%             3.96%
Van Kampen LIT Growth and Income, Class II                                   -13.67%           3.34%             5.91%
Van Kampen UIF Equity Growth, Class II                                       -27.22%           -4.04%            0.96%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.31%            2.23%             4.47%



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.60%            N/A             -16.09%
AIM V.I. Capital Appreciation - Series II                                    -23.78%           -4.37%            4.75%
AIM V.I. Dent Demographic Trends - Series II                                 -31.71%            N/A             -29.27%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.28%            N/A              -3.74%
AIM V.I. Premier Equity - Series II                                          -29.82%           -4.30%            5.25%
Alger American Growth - Class S                                              -32.54%           -2.15%            6.60%
Alger American Leveraged AllCap - Class S                                    -33.49%           1.15%             11.04%
Alger American MidCap Growth - Class S                                       -29.47%           2.03%             9.84%
Fidelity VIP Asset Manager - Service Class 2                                 -8.04%            -0.88%            4.37%
Fidelity VIP Contrafund - Service Class 2                                    -8.63%            1.49%             9.71%
Fidelity VIP Equity-Income - Service Class 2                                 -16.30%           -1.90%            7.16%
Fidelity VIP Growth - Service Class 2                                        -29.66%           -2.48%            5.82%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.40%            5.08%             4.56%
Fidelity VIP Overseas - Service Class 2                                      -19.66%           -6.03%            2.17%
Fidelity VIP Index 500 - Service Class 2                                     -21.68%           -2.99%            6.42%
Janus Aspen Series Balanced: Service Shares                                  -5.65%            5.98%             9.19%
Janus Aspen Series Capital Appreciation: Service Shares                      -15.05%           4.92%             8.41%
Janus Aspen Series International Value: Service Shares                       -12.45%            N/A              -6.06%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.50%            -2.78%            1.10%
MFS Investors Growth Stock - Service Class                                   -27.04%            N/A             -10.48%
MFS Investors Trust - Service Class                                          -20.37%           -5.19%            3.08%
MFS New Discovery - Service Class                                            -31.19%            N/A              0.07%
MFS Total Return - Service Class                                             -4.30%            2.79%             8.18%
MFS Value - Service Class                                                      N/A              N/A             -12.88%
Oppenheimer Global Securities - Service Shares                               -21.60%           3.28%             9.37%
Oppenheimer Main Street Small Cap - Service Shares                           -15.06%            N/A              -2.85%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.47%            N/A              -3.51%
PEA Renaissance                                                                N/A              N/A             -10.68%
PEA Science and Technology                                                   -49.26%            N/A             -55.75%
PIMCO Foreign Bond - Administrative Shares                                    9.47%             N/A              4.12%
PIMCO Money Market - Administrative Shares                                    2.56%             N/A              2.14%
PIMCO Real Return - Administrative Shares                                    18.99%             N/A              10.35%
PIMCO Total Return - Administrative Shares                                   10.37%            5.00%             5.00%
Rydex Sector Rotation                                                          N/A              N/A             -21.03%
Salomon Brothers Variable All Cap - Class II                                 -24.53%            N/A              3.36%
Salomon Brothers Variable High Yield - Class II                               7.81%             N/A              1.12%
Salomon Brothers Variable Investors - Class II                               -22.53%            N/A              -1.28%
T. Rowe Price Equity Income - II                                             -12.44%           0.19%             8.45%
T. Rowe Price Blue Chip Growth - II                                          -23.37%            N/A             -20.19%
Van Eck Worldwide Emerging Markets                                           -1.94%            -8.10%            -5.21%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.76%            -6.17%            2.74%
Van Kampen LIT Aggressive Growth, Class II                                   -31.92%            N/A             -41.52%
Van Kampen LIT Government Portfolio, Class II                                10.62%            4.40%             3.75%
Van Kampen LIT Growth and Income, Class II                                   -13.85%           3.13%             5.70%
Van Kampen UIF Equity Growth, Class II                                       -27.37%           -4.23%            0.76%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.11%            2.02%             4.26%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.32%            N/A             -15.79%
AIM V.I. Capital Appreciation - Series II                                    -23.51%           -4.03%            5.12%
AIM V.I. Dent Demographic Trends - Series II                                 -31.46%            N/A             -29.02%
AIM V.I. Mid Cap Core Equity - Series II                                     -9.97%             N/A              -3.40%
AIM V.I. Premier Equity - Series II                                          -29.57%           -3.96%            5.63%
Alger American Growth - Class S                                              -32.30%           -1.80%            6.97%
Alger American Leveraged AllCap - Class S                                    -33.25%           1.50%             11.43%
Alger American MidCap Growth - Class S                                       -29.22%           2.39%             10.23%
Fidelity VIP Asset Manager - Service Class 2                                 -7.72%            -0.53%            4.74%
Fidelity VIP Contrafund - Service Class 2                                    -8.31%            1.85%             10.10%
Fidelity VIP Equity-Income - Service Class 2                                 -16.00%           -1.55%            7.54%
Fidelity VIP Growth - Service Class 2                                        -29.41%           -2.13%            6.20%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.79%            5.45%             4.94%
Fidelity VIP Overseas - Service Class 2                                      -19.37%           -5.69%            2.54%
Fidelity VIP Index 500 - Service Class 2                                     -21.41%           -2.64%            6.80%
Janus Aspen Series Balanced: Service Shares                                  -5.32%            6.36%             9.57%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.75%           5.29%             8.80%
Janus Aspen Series International Value: Service Shares                       -12.14%            N/A              -5.73%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.86%            -2.43%            1.46%
MFS Investors Growth Stock - Service Class                                   -26.78%            N/A             -10.17%
MFS Investors Trust - Service Class                                          -20.09%           -4.85%            3.45%
MFS New Discovery - Service Class                                            -30.95%            N/A              0.43%
MFS Total Return - Service Class                                             -3.97%            3.15%             8.57%
MFS Value - Service Class                                                      N/A              N/A             -12.58%
Oppenheimer Global Securities - Service Shares                               -21.33%           3.65%             9.76%
Oppenheimer Main Street Small Cap - Service Shares                           -14.76%            N/A              -2.50%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.17%            N/A              -3.17%
PEA Renaissance                                                                N/A              N/A             -10.52%
PEA Science and Technology                                                   -49.08%            N/A             -55.59%
PIMCO Foreign Bond - Administrative Shares                                    9.86%             N/A              4.49%
PIMCO Money Market - Administrative Shares                                    2.93%             N/A              2.50%
PIMCO Real Return - Administrative Shares                                    19.41%             N/A              10.74%
PIMCO Total Return - Administrative Shares                                   10.76%            5.38%             5.37%
Rydex Sector Rotation                                                          N/A              N/A             -20.84%
Salomon Brothers Variable All Cap - Class II                                 -24.26%            N/A              3.73%
Salomon Brothers Variable High Yield - Class II                               8.19%             N/A              1.48%
Salomon Brothers Variable Investors - Class II                               -22.25%            N/A              -0.93%
T. Rowe Price Equity Income - II                                             -12.13%           0.55%             8.83%
T. Rowe Price Blue Chip Growth - II                                          -23.10%            N/A             -19.90%
Van Eck Worldwide Emerging Markets                                           -1.59%            -7.77%            -4.87%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.41%            -5.84%            3.11%
Van Kampen LIT Aggressive Growth, Class II                                   -31.68%            N/A             -41.31%
Van Kampen LIT Government Portfolio, Class II                                11.01%            4.77%             4.12%
Van Kampen LIT Growth and Income, Class II                                   -13.54%           3.50%             6.07%
Van Kampen UIF Equity Growth, Class II                                       -27.11%           -3.89%            1.12%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.46%            2.38%             4.63%






 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.48%            N/A             -15.96%
AIM V.I. Capital Appreciation - Series II                                    -23.66%           -4.22%            4.91%
AIM V.I. Dent Demographic Trends - Series II                                 -31.60%            N/A             -29.16%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.15%            N/A              -3.59%
AIM V.I. Premier Equity - Series II                                          -29.71%           -4.15%            5.41%
Alger American Growth - Class S                                              -32.43%           -2.00%            6.76%
Alger American Leveraged AllCap - Class S                                    -33.38%           1.30%             11.21%
Alger American MidCap Growth - Class S                                       -29.36%           2.18%             10.01%
Fidelity VIP Asset Manager - Service Class 2                                 -7.90%            -0.73%            4.53%
Fidelity VIP Contrafund - Service Class 2                                    -8.49%            1.65%             9.88%
Fidelity VIP Equity-Income - Service Class 2                                 -16.17%           -1.75%            7.32%
Fidelity VIP Growth - Service Class 2                                        -29.55%           -2.33%            5.98%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.56%            5.24%             4.72%
Fidelity VIP Overseas - Service Class 2                                      -19.54%           -5.89%            2.33%
Fidelity VIP Index 500 - Service Class 2                                     -21.56%           -2.84%            6.58%
Janus Aspen Series Balanced: Service Shares                                  -5.51%            6.14%             9.35%
Janus Aspen Series Capital Appreciation: Service Shares                      -14.93%           5.08%             8.58%
Janus Aspen Series International Value: Service Shares                       -12.32%            N/A              -5.92%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.66%            -2.63%            1.25%
MFS Investors Growth Stock - Service Class                                   -26.93%            N/A             -10.35%
MFS Investors Trust - Service Class                                          -20.25%           -5.04%            3.24%
MFS New Discovery - Service Class                                            -31.08%            N/A              0.22%
MFS Total Return - Service Class                                             -4.16%            2.94%             8.35%
MFS Value - Service Class                                                      N/A              N/A             -12.75%
Oppenheimer Global Securities - Service Shares                               -21.49%           3.44%             9.53%
Oppenheimer Main Street Small Cap - Service Shares                           -14.93%            N/A              -2.70%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.34%            N/A              -3.36%
PEA Renaissance                                                                N/A              N/A             -10.61%
PEA Science and Technology                                                   -49.18%            N/A             -55.68%
PIMCO Foreign Bond - Administrative Shares                                    9.64%             N/A              4.28%
PIMCO Money Market - Administrative Shares                                    2.72%             N/A              2.29%
PIMCO Real Return - Administrative Shares                                    19.17%             N/A              10.52%
PIMCO Total Return - Administrative Shares                                   10.54%            5.16%             5.16%
Rydex Sector Rotation                                                          N/A              N/A             -20.95%
Salomon Brothers Variable All Cap - Class II                                 -24.41%            N/A              3.52%
Salomon Brothers Variable High Yield - Class II                               7.97%             N/A              1.27%
Salomon Brothers Variable Investors - Class II                               -22.41%            N/A              -1.13%
T. Rowe Price Equity Income - II                                             -12.31%           0.34%             8.61%
T. Rowe Price Blue Chip Growth - II                                          -23.25%            N/A             -20.06%
Van Eck Worldwide Emerging Markets                                           -1.79%            -7.96%            -5.07%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.61%            -6.03%            2.90%
Van Kampen LIT Aggressive Growth, Class II                                   -31.82%            N/A             -41.43%
Van Kampen LIT Government Portfolio, Class II                                10.79%            4.56%             3.91%
Van Kampen LIT Growth and Income, Class II                                   -13.72%           3.29%             5.86%
Van Kampen UIF Equity Growth, Class II                                       -27.26%           -4.08%            0.91%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.26%            2.18%             4.42%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.56%            N/A             -16.05%
AIM V.I. Capital Appreciation - Series II                                    -23.74%           -4.32%            4.80%
AIM V.I. Dent Demographic Trends - Series II                                 -31.67%            N/A             -29.23%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.24%            N/A              -3.69%
AIM V.I. Premier Equity - Series II                                          -29.78%           -4.25%            5.31%
Alger American Growth - Class S                                              -32.50%           -2.10%            6.65%
Alger American Leveraged AllCap - Class S                                    -33.45%           1.20%             11.10%
Alger American MidCap Growth - Class S                                       -29.43%           2.08%             9.90%
Fidelity VIP Asset Manager - Service Class 2                                 -8.00%            -0.83%            4.43%
Fidelity VIP Contrafund - Service Class 2                                    -8.58%            1.55%             9.77%
Fidelity VIP Equity-Income - Service Class 2                                 -16.26%           -1.85%            7.21%
Fidelity VIP Growth - Service Class 2                                        -29.62%           -2.43%            5.88%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.45%            5.13%             4.62%
Fidelity VIP Overseas - Service Class 2                                      -19.62%           -5.98%            2.22%
Fidelity VIP Index 500 - Service Class 2                                     -21.64%           -2.94%            6.48%
Janus Aspen Series Balanced: Service Shares                                  -5.60%            6.04%             9.24%
Janus Aspen Series Capital Appreciation: Service Shares                      -15.01%           4.98%             8.47%
Janus Aspen Series International Value: Service Shares                       -12.41%            N/A              -6.02%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.55%            -2.73%            1.15%
MFS Investors Growth Stock - Service Class                                   -27.00%            N/A             -10.44%
MFS Investors Trust - Service Class                                          -20.33%           -5.14%            3.13%
MFS New Discovery - Service Class                                            -31.15%            N/A              0.12%
MFS Total Return - Service Class                                             -4.26%            2.84%             8.24%
MFS Value - Service Class                                                      N/A              N/A             -12.84%
Oppenheimer Global Securities - Service Shares                               -21.56%           3.33%             9.42%
Oppenheimer Main Street Small Cap - Service Shares                           -15.01%            N/A              -2.80%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.42%            N/A              -3.46%
PEA Renaissance                                                                N/A              N/A             -10.66%
PEA Science and Technology                                                   -49.23%            N/A             -55.73%
PIMCO Foreign Bond - Administrative Shares                                    9.53%             N/A              4.17%
PIMCO Money Market - Administrative Shares                                    2.62%             N/A              2.19%
PIMCO Real Return - Administrative Shares                                    19.05%             N/A              10.41%
PIMCO Total Return - Administrative Shares                                   10.43%            5.06%             5.05%
Rydex Sector Rotation                                                          N/A              N/A             -21.00%
Salomon Brothers Variable All Cap - Class II                                 -24.49%            N/A              3.41%
Salomon Brothers Variable High Yield - Class II                               7.86%             N/A              1.17%
Salomon Brothers Variable Investors - Class II                               -22.49%            N/A              -1.23%
T. Rowe Price Equity Income - II                                             -12.39%           0.24%             8.50%
T. Rowe Price Blue Chip Growth - II                                          -23.33%            N/A             -20.15%
Van Eck Worldwide Emerging Markets                                           -1.89%            -8.05%            -5.16%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.71%            -6.13%            2.79%
Van Kampen LIT Aggressive Growth, Class II                                   -31.89%            N/A             -41.49%
Van Kampen LIT Government Portfolio, Class II                                10.68%            4.45%             3.80%
Van Kampen LIT Growth and Income, Class II                                   -13.81%           3.18%             5.75%
Van Kampen UIF Equity Growth, Class II                                       -27.33%           -4.18%            0.81%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           0.16%            2.07%             4.31%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -21.71%            N/A             -16.22%
AIM V.I. Capital Appreciation - Series II                                    -23.89%           -4.51%            4.59%
AIM V.I. Dent Demographic Trends - Series II                                 -31.81%            N/A             -29.38%
AIM V.I. Mid Cap Core Equity - Series II                                     -10.42%            N/A              -3.88%
AIM V.I. Premier Equity - Series II                                          -29.92%           -4.44%            5.10%
Alger American Growth - Class S                                              -32.64%           -2.30%            6.43%
Alger American Leveraged AllCap - Class S                                    -33.59%           0.99%             10.88%
Alger American MidCap Growth - Class S                                       -29.57%           1.87%             9.68%
Fidelity VIP Asset Manager - Service Class 2                                 -8.18%            -1.03%            4.21%
Fidelity VIP Contrafund - Service Class 2                                    -8.77%            1.34%             9.55%
Fidelity VIP Equity-Income - Service Class 2                                 -16.43%           -2.05%            6.99%
Fidelity VIP Growth - Service Class 2                                        -29.77%           -2.62%            5.66%
Fidelity VIP Investment Grade Bond - Service Class 2                         11.23%            4.92%             4.40%
Fidelity VIP Overseas - Service Class 2                                      -19.78%           -6.17%            2.02%
Fidelity VIP Index 500 - Service Class 2                                     -21.80%           -3.14%            6.26%
Janus Aspen Series Balanced: Service Shares                                  -5.79%            5.82%             9.02%
Janus Aspen Series Capital Appreciation: Service Shares                      -15.18%           4.76%             8.25%
Janus Aspen Series International Value: Service Shares                       -12.58%            N/A              -6.20%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               3.34%            -2.93%            0.94%
MFS Investors Growth Stock - Service Class                                   -27.15%            N/A             -10.62%
MFS Investors Trust - Service Class                                          -20.49%           -5.33%            2.92%
MFS New Discovery - Service Class                                            -31.29%            N/A              -0.08%
MFS Total Return - Service Class                                             -4.45%            2.63%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -13.01%
Oppenheimer Global Securities - Service Shares                               -21.72%           3.13%             9.20%
Oppenheimer Main Street Small Cap - Service Shares                           -15.18%            N/A              -2.99%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -17.59%            N/A              -3.65%
PEA Renaissance                                                                N/A              N/A             -10.75%
PEA Science and Technology                                                   -49.34%            N/A             -55.82%
PIMCO Foreign Bond - Administrative Shares                                    9.31%             N/A              3.96%
PIMCO Money Market - Administrative Shares                                    2.41%             N/A              1.98%
PIMCO Real Return - Administrative Shares                                    18.81%             N/A              10.18%
PIMCO Total Return - Administrative Shares                                   10.20%            4.84%             4.84%
Rydex Sector Rotation                                                          N/A              N/A             -21.11%
Salomon Brothers Variable All Cap - Class II                                 -24.64%            N/A              3.20%
Salomon Brothers Variable High Yield - Class II                               7.65%             N/A              0.96%
Salomon Brothers Variable Investors - Class II                               -22.64%            N/A              -1.43%
T. Rowe Price Equity Income - II                                             -12.57%           0.04%             8.28%
T. Rowe Price Blue Chip Growth - II                                          -23.48%            N/A             -20.31%
Van Eck Worldwide Emerging Markets                                           -2.09%            -8.24%            -5.36%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -1.91%            -6.32%            2.58%
Van Kampen LIT Aggressive Growth, Class II                                   -32.02%            N/A             -41.61%
Van Kampen LIT Government Portfolio, Class II                                10.46%            4.24%             3.59%
Van Kampen LIT Growth and Income, Class II                                   -13.98%           2.98%             5.54%
Van Kampen UIF Equity Growth, Class II                                       -27.48%           -4.38%            0.61%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -0.04%            1.87%             4.10%








Adjusted Historical Total Returns Method 2

Set out below are the adjusted historical total returns for each Variable
Sub-Account using Method 2 for the periods ended December 31, 2003. Adjusted historical total returns using Method 2 are not shown for the Morgan Stanley UIF
Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF
Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those
Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below reflect withdrawal charges and the $30 annual contract maintenance charge.

Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997



(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -27.81%            N/A             -23.32%
AIM V.I. Capital Appreciation - Series II                                    -30.01%           -4.40%            5.35%
AIM V.I. Dent Demographic Trends - Series II                                 -38.00%            N/A             -33.50%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.42%            N/A             -10.98%
AIM V.I. Premier Equity - Series II                                          -36.10%           -4.34%            5.86%
Alger American Growth - Class S                                              -38.84%           -2.11%            7.62%
Alger American Leveraged AllCap - Class S                                    -39.79%           1.29%             11.37%
Alger American MidCap Growth - Class S                                       -35.74%           2.25%             10.43%
Fidelity VIP Asset Manager - Service Class 2                                 -14.16%           -0.71%            5.45%
Fidelity VIP Contrafund - Service Class 2                                    -14.75%           1.72%             10.08%
Fidelity VIP Equity-Income - Service Class 2                                 -22.48%           -1.77%            8.20%
Fidelity VIP Growth - Service Class 2                                        -35.94%           -2.45%            6.85%
Fidelity VIP Investment Grade Bond - Service Class 2                          5.42%            5.51%             5.70%
Fidelity VIP Overseas - Service Class 2                                      -25.86%           -6.12%            3.20%
Fidelity VIP Index 500 - Service Class 2                                     -27.90%           -2.95%            7.47%
Janus Aspen Series Balanced: Service Shares                                  -11.75%           6.36%             9.83%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.22%           5.22%             8.16%
Janus Aspen Series International Value: Service Shares                       -18.60%            N/A             -11.72%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -2.53%            -2.62%            1.45%
MFS Investors Growth Stock - Service Class                                   -33.30%            N/A             -12.78%
MFS Investors Trust - Service Class                                          -26.58%           -5.24%            3.36%
MFS New Discovery - Service Class                                            -37.48%            N/A              -0.88%
MFS Total Return - Service Class                                             -10.39%           3.11%             8.58%
MFS Value - Service Class                                                      N/A              N/A             -22.43%
Oppenheimer Global Securities - Service Shares                               -27.82%           3.56%             10.40%
Oppenheimer Main Street Small Cap - Service Shares                           -21.23%            N/A              -3.86%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.65%            N/A              -5.66%
PEA Renaissance                                                                N/A              N/A             -20.61%
PEA Science and Technology                                                   -55.69%            N/A             -69.02%
PIMCO Foreign Bond - Administrative Shares                                    3.48%             N/A              2.76%
PIMCO Money Market - Administrative Shares                                   -3.47%             N/A              0.24%
PIMCO Real Return - Administrative Shares                                    13.08%             N/A              8.72%
PIMCO Total Return - Administrative Shares                                    4.39%            5.43%             4.57%
Rydex Sector Rotation                                                          N/A              N/A             -30.52%
Salomon Brothers Variable All Cap - Class II                                 -30.77%            N/A              2.61%
Salomon Brothers Variable High Yield - Class II                               1.81%             N/A              0.31%
Salomon Brothers Variable Investors - Class II                               -28.75%            N/A              -2.18%
T. Rowe Price Equity Income - II                                             -18.59%           0.41%             9.03%
T. Rowe Price Blue Chip Growth - II                                          -29.60%            N/A             -25.23%
Van Eck Worldwide Emerging Markets                                           -8.01%            -8.18%            -4.93%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -7.83%            -6.14%            3.79%
Van Kampen LIT Aggressive Growth, Class II                                   -38.22%            N/A             -48.13%
Van Kampen LIT Government Portfolio, Class II                                 4.64%            4.81%             4.89%
Van Kampen LIT Growth and Income, Class II                                   -20.01%           3.43%             5.73%
Van Kampen UIF Equity Growth, Class II                                       -33.63%           -4.26%            0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -5.94%            2.38%             4.07%



(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -27.97%            N/A             -23.49%
AIM V.I. Capital Appreciation - Series II                                    -30.17%           -4.60%            5.14%
AIM V.I. Dent Demographic Trends - Series II                                 -38.14%            N/A             -33.66%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.60%            N/A             -11.17%
AIM V.I. Premier Equity - Series II                                          -36.24%           -4.54%            5.65%
Alger American Growth - Class S                                              -38.97%           -2.32%            7.41%
Alger American Leveraged AllCap - Class S                                    -39.93%           1.08%             11.14%
Alger American MidCap Growth - Class S                                       -35.89%           2.03%             10.21%
Fidelity VIP Asset Manager - Service Class 2                                 -14.35%           -0.92%            5.24%
Fidelity VIP Contrafund - Service Class 2                                    -14.93%           1.51%             9.85%
Fidelity VIP Equity-Income - Service Class 2                                 -22.65%           -1.98%            7.98%
Fidelity VIP Growth - Service Class 2                                        -36.08%           -2.65%            6.64%
Fidelity VIP Investment Grade Bond - Service Class 2                          5.20%            5.29%             5.48%
Fidelity VIP Overseas - Service Class 2                                      -26.03%           -6.32%            3.00%
Fidelity VIP Index 500 - Service Class 2                                     -28.06%           -3.15%            7.25%
Janus Aspen Series Balanced: Service Shares                                  -11.94%           6.14%             9.61%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.40%           5.00%             7.93%
Janus Aspen Series International Value: Service Shares                       -18.78%            N/A             -11.91%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -2.74%            -2.83%            1.25%
MFS Investors Growth Stock - Service Class                                   -33.44%            N/A             -12.97%
MFS Investors Trust - Service Class                                          -26.74%           -5.44%            3.15%
MFS New Discovery - Service Class                                            -37.62%            N/A              -1.09%
MFS Total Return - Service Class                                             -10.59%           2.89%             8.36%
MFS Value - Service Class                                                      N/A              N/A             -22.60%
Oppenheimer Global Securities - Service Shares                               -27.98%           3.34%             10.18%
Oppenheimer Main Street Small Cap - Service Shares                           -21.40%            N/A              -4.07%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.82%            N/A              -5.86%
PEA Renaissance                                                                N/A              N/A             -20.70%
PEA Science and Technology                                                   -55.79%            N/A             -69.19%
PIMCO Foreign Bond - Administrative Shares                                    3.26%             N/A              2.54%
PIMCO Money Market - Administrative Shares                                   -3.68%             N/A              0.03%
PIMCO Real Return - Administrative Shares                                    12.84%             N/A              8.50%
PIMCO Total Return - Administrative Shares                                    4.17%            5.21%             4.35%
Rydex Sector Rotation                                                          N/A              N/A             -30.62%
Salomon Brothers Variable All Cap - Class II                                 -30.92%            N/A              2.39%
Salomon Brothers Variable High Yield - Class II                               1.59%             N/A              0.10%
Salomon Brothers Variable Investors - Class II                               -28.91%            N/A              -2.39%
T. Rowe Price Equity Income - II                                             -18.77%           0.20%             8.81%
T. Rowe Price Blue Chip Growth - II                                          -29.75%            N/A             -25.40%
Van Eck Worldwide Emerging Markets                                           -8.21%            -8.37%            -5.13%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.03%            -6.34%            3.58%
Van Kampen LIT Aggressive Growth, Class II                                   -38.36%            N/A             -48.27%
Van Kampen LIT Government Portfolio, Class II                                 4.42%            4.59%             4.68%
Van Kampen LIT Growth and Income, Class II                                   -20.18%           3.22%             5.52%
Van Kampen UIF Equity Growth, Class II                                       -33.78%           -4.46%            0.17%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.15%            2.16%             3.85%






(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.05%            N/A             -23.57%
AIM V.I. Capital Appreciation - Series II                                    -30.24%           -4.70%            5.04%
AIM V.I. Dent Demographic Trends - Series II                                 -38.21%            N/A             -33.74%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.69%            N/A             -11.27%
AIM V.I. Premier Equity - Series II                                          -36.31%           -4.64%            5.54%
Alger American Growth - Class S                                              -39.04%           -2.42%            7.30%
Alger American Leveraged AllCap - Class S                                    -40.00%           0.97%             11.03%
Alger American MidCap Growth - Class S                                       -35.96%           1.93%             10.10%
Fidelity VIP Asset Manager - Service Class 2                                 -14.44%           -1.02%            5.13%
Fidelity VIP Contrafund - Service Class 2                                    -15.03%           1.41%             9.74%
Fidelity VIP Equity-Income - Service Class 2                                 -22.73%           -2.08%            7.88%
Fidelity VIP Growth - Service Class 2                                        -36.15%           -2.76%            6.53%
Fidelity VIP Investment Grade Bond - Service Class 2                          5.09%            5.18%             5.38%
Fidelity VIP Overseas - Service Class 2                                      -26.11%           -6.42%            2.89%
Fidelity VIP Index 500 - Service Class 2                                     -28.14%           -3.26%            7.15%
Janus Aspen Series Balanced: Service Shares                                  -12.03%           6.03%             9.50%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.48%           4.89%             7.82%
Janus Aspen Series International Value: Service Shares                       -18.87%            N/A             -12.01%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -2.84%            -2.93%            1.14%
MFS Investors Growth Stock - Service Class                                   -33.52%            N/A             -13.07%
MFS Investors Trust - Service Class                                          -26.82%           -5.54%            3.04%
MFS New Discovery - Service Class                                            -37.69%            N/A              -1.19%
MFS Total Return - Service Class                                             -10.68%           2.79%             8.25%
MFS Value - Service Class                                                      N/A              N/A             -22.69%
Oppenheimer Global Securities - Service Shares                               -28.06%           3.24%             10.07%
Oppenheimer Main Street Small Cap - Service Shares                           -21.48%            N/A              -4.17%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.90%            N/A              -5.97%
PEA Renaissance                                                                N/A              N/A             -20.75%
PEA Science and Technology                                                   -55.84%            N/A             -69.28%
PIMCO Foreign Bond - Administrative Shares                                    3.15%             N/A              2.43%
PIMCO Money Market - Administrative Shares                                   -3.79%             N/A              -0.08%
PIMCO Real Return - Administrative Shares                                    12.72%             N/A              8.38%
PIMCO Total Return - Administrative Shares                                    4.06%            5.10%             4.24%
Rydex Sector Rotation                                                          N/A              N/A             -30.67%
Salomon Brothers Variable All Cap - Class II                                 -31.00%            N/A              2.29%
Salomon Brothers Variable High Yield - Class II                               1.48%             N/A              0.00%
Salomon Brothers Variable Investors - Class II                               -28.99%            N/A              -2.49%
T. Rowe Price Equity Income - II                                             -18.85%           0.10%             8.70%
T. Rowe Price Blue Chip Growth - II                                          -29.83%            N/A             -25.48%
Van Eck Worldwide Emerging Markets                                           -8.31%            -8.47%            -5.23%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.13%            -6.44%            3.48%
Van Kampen LIT Aggressive Growth, Class II                                   -38.42%            N/A             -48.34%
Van Kampen LIT Government Portfolio, Class II                                 4.31%            4.48%             4.58%
Van Kampen LIT Growth and Income, Class II                                   -20.27%           3.11%             5.41%
Van Kampen UIF Equity Growth, Class II                                       -33.85%           -4.56%            0.07%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.25%            2.06%             3.75%



(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.21%            N/A             -23.74%
AIM V.I. Capital Appreciation - Series II                                    -30.40%           -4.91%            4.83%
AIM V.I. Dent Demographic Trends - Series II                                 -38.35%            N/A             -33.90%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.87%            N/A             -11.46%
AIM V.I. Premier Equity - Series II                                          -36.45%           -4.85%            5.33%
Alger American Growth - Class S                                              -39.18%           -2.63%            7.08%
Alger American Leveraged AllCap - Class S                                    -40.13%           0.76%             10.81%
Alger American MidCap Growth - Class S                                       -36.10%           1.71%             9.88%
Fidelity VIP Asset Manager - Service Class 2                                 -14.62%           -1.23%            4.92%
Fidelity VIP Contrafund - Service Class 2                                    -15.21%           1.19%             9.52%
Fidelity VIP Equity-Income - Service Class 2                                 -22.90%           -2.29%            7.66%
Fidelity VIP Growth - Service Class 2                                        -36.30%           -2.96%            6.32%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.86%            4.96%             5.17%
Fidelity VIP Overseas - Service Class 2                                      -26.27%           -6.62%            2.69%
Fidelity VIP Index 500 - Service Class 2                                     -28.30%           -3.46%            6.93%
Janus Aspen Series Balanced: Service Shares                                  -12.22%           5.81%             9.28%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.65%           4.67%             7.60%
Janus Aspen Series International Value: Service Shares                       -19.05%            N/A             -12.20%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.05%            -3.14%            0.94%
MFS Investors Growth Stock - Service Class                                   -33.67%            N/A             -13.26%
MFS Investors Trust - Service Class                                          -26.98%           -5.74%            2.83%
MFS New Discovery - Service Class                                            -37.83%            N/A              -1.40%
MFS Total Return - Service Class                                             -10.88%           2.57%             8.03%
MFS Value - Service Class                                                      N/A              N/A             -22.86%
Oppenheimer Global Securities - Service Shares                               -28.22%           3.02%             9.85%
Oppenheimer Main Street Small Cap - Service Shares                           -21.66%            N/A              -4.38%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.07%            N/A              -6.17%
PEA Renaissance                                                                N/A              N/A             -20.84%
PEA Science and Technology                                                   -55.95%            N/A             -69.45%
PIMCO Foreign Bond - Administrative Shares                                    2.93%             N/A              2.22%
PIMCO Money Market - Administrative Shares                                   -3.99%             N/A              -0.29%
PIMCO Real Return - Administrative Shares                                    12.48%             N/A              8.15%
PIMCO Total Return - Administrative Shares                                    3.83%            4.88%             4.03%
Rydex Sector Rotation                                                          N/A              N/A             -30.77%
Salomon Brothers Variable All Cap - Class II                                 -31.15%            N/A              2.07%
Salomon Brothers Variable High Yield - Class II                               1.27%             N/A              -0.22%
Salomon Brothers Variable Investors - Class II                               -29.14%            N/A              -2.70%
T. Rowe Price Equity Income - II                                             -19.03%           -0.11%            8.48%
T. Rowe Price Blue Chip Growth - II                                          -29.99%            N/A             -25.65%
Van Eck Worldwide Emerging Markets                                           -8.51%            -8.67%            -5.43%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.33%            -6.64%            3.27%
Van Kampen LIT Aggressive Growth, Class II                                   -38.56%            N/A             -48.47%
Van Kampen LIT Government Portfolio, Class II                                 4.09%            4.27%             4.37%
Van Kampen LIT Growth and Income, Class II                                   -20.45%           2.89%             5.19%
Van Kampen UIF Equity Growth, Class II                                       -34.00%           -4.76%            -0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.45%            1.84%             3.53%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.01%            N/A             -23.53%
AIM V.I. Capital Appreciation - Series II                                    -30.21%           -4.65%            5.09%
AIM V.I. Dent Demographic Trends - Series II                                 -38.17%            N/A             -33.70%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.64%            N/A             -11.22%
AIM V.I. Premier Equity - Series II                                          -36.27%           -4.59%            5.60%
Alger American Growth - Class S                                              -39.01%           -2.37%            7.35%
Alger American Leveraged AllCap - Class S                                    -39.96%           1.03%             11.09%
Alger American MidCap Growth - Class S                                       -35.92%           1.98%             10.15%
Fidelity VIP Asset Manager - Service Class 2                                 -14.39%           -0.97%            5.18%
Fidelity VIP Contrafund - Service Class 2                                    -14.98%           1.46%             9.80%
Fidelity VIP Equity-Income - Service Class 2                                 -22.69%           -2.03%            7.93%
Fidelity VIP Growth - Service Class 2                                        -36.12%           -2.70%            6.59%
Fidelity VIP Investment Grade Bond - Service Class 2                          5.14%            5.24%             5.43%
Fidelity VIP Overseas - Service Class 2                                      -26.07%           -6.37%            2.95%
Fidelity VIP Index 500 - Service Class 2                                     -28.10%           -3.21%            7.20%
Janus Aspen Series Balanced: Service Shares                                  -11.99%           6.08%             9.55%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.44%           4.94%             7.88%
Janus Aspen Series International Value: Service Shares                       -18.82%            N/A             -11.96%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -2.79%            -2.88%            1.19%
MFS Investors Growth Stock - Service Class                                   -33.48%            N/A             -13.02%
MFS Investors Trust - Service Class                                          -26.78%           -5.49%            3.10%
MFS New Discovery - Service Class                                            -37.65%            N/A              -1.14%
MFS Total Return - Service Class                                             -10.64%           2.84%             8.30%
MFS Value - Service Class                                                      N/A              N/A             -22.65%
Oppenheimer Global Securities - Service Shares                               -28.02%           3.29%             10.12%
Oppenheimer Main Street Small Cap - Service Shares                           -21.44%            N/A              -4.12%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.86%            N/A              -5.91%
PEA Renaissance                                                                N/A              N/A             -20.73%
PEA Science and Technology                                                   -55.82%            N/A             -69.23%
PIMCO Foreign Bond - Administrative Shares                                    3.21%             N/A              2.49%
PIMCO Money Market - Administrative Shares                                   -3.73%             N/A              -0.02%
PIMCO Real Return - Administrative Shares                                    12.78%             N/A              8.44%
PIMCO Total Return - Administrative Shares                                    4.11%            5.16%             4.30%
Rydex Sector Rotation                                                          N/A              N/A             -30.64%
Salomon Brothers Variable All Cap - Class II                                 -30.96%            N/A              2.34%
Salomon Brothers Variable High Yield - Class II                               1.54%             N/A              0.05%
Salomon Brothers Variable Investors - Class II                               -28.95%            N/A              -2.44%
T. Rowe Price Equity Income - II                                             -18.81%           0.15%             8.75%
T. Rowe Price Blue Chip Growth - II                                          -29.79%            N/A             -25.44%
Van Eck Worldwide Emerging Markets                                           -8.26%            -8.42%            -5.18%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.08%            -6.39%            3.53%
Van Kampen LIT Aggressive Growth, Class II                                   -38.39%            N/A             -48.30%
Van Kampen LIT Government Portfolio, Class II                                 4.37%            4.54%             4.63%
Van Kampen LIT Growth and Income, Class II                                   -20.23%           3.16%             5.46%
Van Kampen UIF Equity Growth, Class II                                       -33.82%           -4.51%            0.12%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.20%            2.11%             3.80%












(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.17%            N/A             -23.70%
AIM V.I. Capital Appreciation - Series II                                    -30.36%           -4.86%            4.88%
AIM V.I. Dent Demographic Trends - Series II                                 -38.31%            N/A             -33.86%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.83%            N/A             -11.41%
AIM V.I. Premier Equity - Series II                                          -36.42%           -4.79%            5.39%
Alger American Growth - Class S                                              -39.14%           -2.58%            7.14%
Alger American Leveraged AllCap - Class S                                    -40.10%           0.82%             10.86%
Alger American MidCap Growth - Class S                                       -36.07%           1.77%             9.93%
Fidelity VIP Asset Manager - Service Class 2                                 -14.58%           -1.18%            4.97%
Fidelity VIP Contrafund - Service Class 2                                    -15.17%           1.25%             9.58%
Fidelity VIP Equity-Income - Service Class 2                                 -22.86%           -2.24%            7.71%
Fidelity VIP Growth - Service Class 2                                        -36.26%           -2.91%            6.37%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.92%            5.02%             5.22%
Fidelity VIP Overseas - Service Class 2                                      -26.23%           -6.57%            2.74%
Fidelity VIP Index 500 - Service Class 2                                     -28.26%           -3.41%            6.99%
Janus Aspen Series Balanced: Service Shares                                  -12.18%           5.86%             9.33%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.61%           4.73%             7.66%
Janus Aspen Series International Value: Service Shares                       -19.00%            N/A             -12.15%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.00%            -3.09%            0.99%
MFS Investors Growth Stock - Service Class                                   -33.63%            N/A             -13.22%
MFS Investors Trust - Service Class                                          -26.94%           -5.69%            2.89%
MFS New Discovery - Service Class                                            -37.79%            N/A              -1.35%
MFS Total Return - Service Class                                             -10.83%           2.63%             8.08%
MFS Value - Service Class                                                      N/A              N/A             -22.81%
Oppenheimer Global Securities - Service Shares                               -28.18%           3.07%             9.90%
Oppenheimer Main Street Small Cap - Service Shares                           -21.61%            N/A              -4.32%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.03%            N/A              -6.12%
PEA Renaissance                                                                N/A              N/A             -20.82%
PEA Science and Technology                                                   -55.92%            N/A             -69.41%
PIMCO Foreign Bond - Administrative Shares                                    2.99%             N/A              2.27%
PIMCO Money Market - Administrative Shares                                   -3.94%             N/A              -0.24%
PIMCO Real Return - Administrative Shares                                    12.54%             N/A              8.21%
PIMCO Total Return - Administrative Shares                                    3.89%            4.94%             4.08%
Rydex Sector Rotation                                                          N/A              N/A             -30.75%
Salomon Brothers Variable All Cap - Class II                                 -31.11%            N/A              2.13%
Salomon Brothers Variable High Yield - Class II                               1.32%             N/A              -0.16%
Salomon Brothers Variable Investors - Class II                               -29.11%            N/A              -2.65%
T. Rowe Price Equity Income - II                                             -18.99%           -0.06%            8.54%
T. Rowe Price Blue Chip Growth - II                                          -29.95%            N/A             -25.61%
Van Eck Worldwide Emerging Markets                                           -8.46%            -8.62%            -5.38%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.28%            -6.59%            3.32%
Van Kampen LIT Aggressive Growth, Class II                                   -38.53%            N/A             -48.44%
Van Kampen LIT Government Portfolio, Class II                                 4.14%            4.32%             4.42%
Van Kampen LIT Growth and Income, Class II                                   -20.40%           2.95%             5.25%
Van Kampen UIF Equity Growth, Class II                                       -33.97%           -4.71%            -0.09%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.40%            1.90%             3.58%



(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.25%            N/A             -23.78%
AIM V.I. Capital Appreciation - Series II                                    -30.44%           -4.96%            4.78%
AIM V.I. Dent Demographic Trends - Series II                                 -38.38%            N/A             -33.94%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.92%            N/A             -11.51%
AIM V.I. Premier Equity - Series II                                          -36.49%           -4.90%            5.28%
Alger American Growth - Class S                                              -39.21%           -2.68%            7.03%
Alger American Leveraged AllCap - Class S                                    -40.17%           0.71%             10.75%
Alger American MidCap Growth - Class S                                       -36.14%           1.66%             9.82%
Fidelity VIP Asset Manager - Service Class 2                                 -14.67%           -1.28%            4.87%
Fidelity VIP Contrafund - Service Class 2                                    -15.26%           1.14%             9.47%
Fidelity VIP Equity-Income - Service Class 2                                 -22.94%           -2.34%            7.61%
Fidelity VIP Growth - Service Class 2                                        -36.33%           -3.01%            6.27%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.81%            4.91%             5.12%
Fidelity VIP Overseas - Service Class 2                                      -26.31%           -6.67%            2.64%
Fidelity VIP Index 500 - Service Class 2                                     -28.34%           -3.51%            6.88%
Janus Aspen Series Balanced: Service Shares                                  -12.27%           5.75%             9.23%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.70%           4.62%             7.55%
Janus Aspen Series International Value: Service Shares                       -19.09%            N/A             -12.25%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.11%            -3.19%            0.88%
MFS Investors Growth Stock - Service Class                                   -33.70%            N/A             -13.31%
MFS Investors Trust - Service Class                                          -27.02%           -5.79%            2.78%
MFS New Discovery - Service Class                                            -37.86%            N/A              -1.46%
MFS Total Return - Service Class                                             -10.93%           2.52%             7.97%
MFS Value - Service Class                                                      N/A              N/A             -22.90%
Oppenheimer Global Securities - Service Shares                               -28.26%           2.97%             9.79%
Oppenheimer Main Street Small Cap - Service Shares                           -21.70%            N/A              -4.43%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.11%            N/A              -6.22%
PEA Renaissance                                                                N/A              N/A             -20.86%
PEA Science and Technology                                                   -55.97%            N/A             -69.49%
PIMCO Foreign Bond - Administrative Shares                                    2.88%             N/A              2.16%
PIMCO Money Market - Administrative Shares                                   -4.04%             N/A              -0.34%
PIMCO Real Return - Administrative Shares                                    12.42%             N/A              8.10%
PIMCO Total Return - Administrative Shares                                    3.78%            4.83%             3.97%
Rydex Sector Rotation                                                          N/A              N/A             -30.80%
Salomon Brothers Variable All Cap - Class II                                 -31.19%            N/A              2.02%
Salomon Brothers Variable High Yield - Class II                               1.21%             N/A              -0.27%
Salomon Brothers Variable Investors - Class II                               -29.18%            N/A              -2.75%
T. Rowe Price Equity Income - II                                             -19.08%           -0.16%            8.43%
T. Rowe Price Blue Chip Growth - II                                          -30.03%            N/A             -25.69%
Van Eck Worldwide Emerging Markets                                           -8.56%            -8.72%            -5.47%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.38%            -6.69%            3.22%
Van Kampen LIT Aggressive Growth, Class II                                   -38.60%            N/A             -48.51%
Van Kampen LIT Government Portfolio, Class II                                 4.03%            4.21%             4.31%
Van Kampen LIT Growth and Income, Class II                                   -20.49%           2.84%             5.14%
Van Kampen UIF Equity Growth, Class II                                       -34.04%           -4.81%            -0.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.50%            1.79%             3.48%



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.41%            N/A             -23.95%
AIM V.I. Capital Appreciation - Series II                                    -30.59%           -5.16%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -38.52%            N/A             -34.11%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.10%            N/A             -11.70%
AIM V.I. Premier Equity - Series II                                          -36.63%           -5.10%            5.07%
Alger American Growth - Class S                                              -39.35%           -2.89%            6.81%
Alger American Leveraged AllCap - Class S                                    -40.30%           0.50%             10.53%
Alger American MidCap Growth - Class S                                       -36.28%           1.45%             9.60%
Fidelity VIP Asset Manager - Service Class 2                                 -14.86%           -1.49%            4.66%
Fidelity VIP Contrafund - Service Class 2                                    -15.44%           0.93%             9.24%
Fidelity VIP Equity-Income - Service Class 2                                 -23.11%           -2.55%            7.39%
Fidelity VIP Growth - Service Class 2                                        -36.47%           -3.22%            6.05%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.58%            4.69%             4.90%
Fidelity VIP Overseas - Service Class 2                                      -26.47%           -6.87%            2.43%
Fidelity VIP Index 500 - Service Class 2                                     -28.50%           -3.72%            6.66%
Janus Aspen Series Balanced: Service Shares                                  -12.46%           5.53%             9.01%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.87%           4.40%             7.32%
Janus Aspen Series International Value: Service Shares                       -19.27%            N/A             -12.44%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.31%            -3.39%            0.68%
MFS Investors Growth Stock - Service Class                                   -33.85%            N/A             -13.51%
MFS Investors Trust - Service Class                                          -27.18%           -5.99%            2.57%
MFS New Discovery - Service Class                                            -38.00%            N/A              -1.66%
MFS Total Return - Service Class                                             -11.12%           2.30%             7.75%
MFS Value - Service Class                                                      N/A              N/A             -23.07%
Oppenheimer Global Securities - Service Shares                               -28.42%           2.75%             9.57%
Oppenheimer Main Street Small Cap - Service Shares                           -21.87%            N/A              -4.63%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.28%            N/A              -6.42%
PEA Renaissance                                                                N/A              N/A             -20.95%
PEA Science and Technology                                                   -56.07%            N/A             -69.67%
PIMCO Foreign Bond - Administrative Shares                                    2.66%             N/A              1.95%
PIMCO Money Market - Administrative Shares                                   -4.25%             N/A              -0.55%
PIMCO Real Return - Administrative Shares                                    12.18%             N/A              7.87%
PIMCO Total Return - Administrative Shares                                    3.56%            4.61%             3.76%
Rydex Sector Rotation                                                          N/A              N/A             -30.90%
Salomon Brothers Variable All Cap - Class II                                 -31.34%            N/A              1.80%
Salomon Brothers Variable High Yield - Class II                               0.99%             N/A              -0.48%
Salomon Brothers Variable Investors - Class II                               -29.34%            N/A              -2.96%
T. Rowe Price Equity Income - II                                             -19.25%           -0.37%            8.21%
T. Rowe Price Blue Chip Growth - II                                          -30.18%            N/A             -25.86%
Van Eck Worldwide Emerging Markets                                           -8.75%            -8.92%            -5.67%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.57%            -6.89%            3.01%
Van Kampen LIT Aggressive Growth, Class II                                   -38.73%            N/A             -48.64%
Van Kampen LIT Government Portfolio, Class II                                 3.81%            4.00%             4.10%
Van Kampen LIT Growth and Income, Class II                                   -20.66%           2.63%             4.92%
Van Kampen UIF Equity Growth, Class II                                       -34.19%           -5.02%            -0.40%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.70%            1.58%             3.26%










(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.13%            N/A             -23.66%
AIM V.I. Capital Appreciation - Series II                                    -30.32%           -4.81%            4.93%
AIM V.I. Dent Demographic Trends - Series II                                 -38.28%            N/A             -33.82%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.78%            N/A             -11.36%
AIM V.I. Premier Equity - Series II                                          -36.38%           -4.74%            5.44%
Alger American Growth - Class S                                              -39.11%           -2.53%            7.19%
Alger American Leveraged AllCap - Class S                                    -40.06%           0.87%             10.92%
Alger American MidCap Growth - Class S                                       -36.03%           1.82%             9.99%
Fidelity VIP Asset Manager - Service Class 2                                 -14.53%           -1.13%            5.03%
Fidelity VIP Contrafund - Service Class 2                                    -15.12%           1.30%             9.63%
Fidelity VIP Equity-Income - Service Class 2                                 -22.82%           -2.18%            7.77%
Fidelity VIP Growth - Service Class 2                                        -36.22%           -2.86%            6.43%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.97%            5.07%             5.27%
Fidelity VIP Overseas - Service Class 2                                      -26.19%           -6.52%            2.79%
Fidelity VIP Index 500 - Service Class 2                                     -28.22%           -3.36%            7.04%
Janus Aspen Series Balanced: Service Shares                                  -12.13%           5.92%             9.39%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.57%           4.78%             7.71%
Janus Aspen Series International Value: Service Shares                       -18.96%            N/A             -12.10%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -2.95%            -3.03%            1.04%
MFS Investors Growth Stock - Service Class                                   -33.59%            N/A             -13.17%
MFS Investors Trust - Service Class                                          -26.90%           -5.64%            2.94%
MFS New Discovery - Service Class                                            -37.76%            N/A              -1.30%
MFS Total Return - Service Class                                             -10.78%           2.68%             8.14%
MFS Value - Service Class                                                      N/A              N/A             -22.77%
Oppenheimer Global Securities - Service Shares                               -28.14%           3.13%             9.96%
Oppenheimer Main Street Small Cap - Service Shares                           -21.57%            N/A              -4.27%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -23.99%            N/A              -6.07%
PEA Renaissance                                                                N/A              N/A             -20.79%
PEA Science and Technology                                                   -55.89%            N/A             -69.36%
PIMCO Foreign Bond - Administrative Shares                                    3.04%             N/A              2.33%
PIMCO Money Market - Administrative Shares                                   -3.89%             N/A              -0.18%
PIMCO Real Return - Administrative Shares                                    12.60%             N/A              8.27%
PIMCO Total Return - Administrative Shares                                    3.95%            4.99%             4.14%
Rydex Sector Rotation                                                          N/A              N/A             -30.72%
Salomon Brothers Variable All Cap - Class II                                 -31.07%            N/A              2.18%
Salomon Brothers Variable High Yield - Class II                               1.37%             N/A              -0.11%
Salomon Brothers Variable Investors - Class II                               -29.07%            N/A              -2.60%
T. Rowe Price Equity Income - II                                             -18.94%           -0.01%            8.59%
T. Rowe Price Blue Chip Growth - II                                          -29.91%            N/A             -25.56%
Van Eck Worldwide Emerging Markets                                           -8.41%            -8.57%            -5.33%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.23%            -6.54%            3.38%
Van Kampen LIT Aggressive Growth, Class II                                   -38.49%            N/A             -48.40%
Van Kampen LIT Government Portfolio, Class II                                 4.20%            4.38%             4.47%
Van Kampen LIT Growth and Income, Class II                                   -20.36%           3.00%             5.30%
Van Kampen UIF Equity Growth, Class II                                       -33.93%           -4.66%            -0.04%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.35%            1.95%             3.64%


 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.29%            N/A             -23.83%
AIM V.I. Capital Appreciation - Series II                                    -30.48%           -5.01%            4.72%
AIM V.I. Dent Demographic Trends - Series II                                 -38.42%            N/A             -33.98%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.96%            N/A             -11.56%
AIM V.I. Premier Equity - Series II                                          -36.52%           -4.95%            5.23%
Alger American Growth - Class S                                              -39.25%           -2.73%            6.98%
Alger American Leveraged AllCap - Class S                                    -40.20%           0.66%             10.70%
Alger American MidCap Growth - Class S                                       -36.17%           1.61%             9.77%
Fidelity VIP Asset Manager - Service Class 2                                 -14.72%           -1.33%            4.81%
Fidelity VIP Contrafund - Service Class 2                                    -15.30%           1.09%             9.41%
Fidelity VIP Equity-Income - Service Class 2                                 -22.99%           -2.39%            7.55%
Fidelity VIP Growth - Service Class 2                                        -36.37%           -3.06%            6.21%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.75%            4.85%             5.06%
Fidelity VIP Overseas - Service Class 2                                      -26.35%           -6.72%            2.59%
Fidelity VIP Index 500 - Service Class 2                                     -28.38%           -3.56%            6.82%
Janus Aspen Series Balanced: Service Shares                                  -12.32%           5.70%             9.17%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.74%           4.56%             7.49%
Janus Aspen Series International Value: Service Shares                       -19.13%            N/A             -12.29%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.16%            -3.24%            0.83%
MFS Investors Growth Stock - Service Class                                   -33.74%            N/A             -13.36%
MFS Investors Trust - Service Class                                          -27.06%           -5.84%            2.73%
MFS New Discovery - Service Class                                            -37.90%            N/A              -1.51%
MFS Total Return - Service Class                                             -10.97%           2.47%             7.92%
MFS Value - Service Class                                                      N/A              N/A             -22.94%
Oppenheimer Global Securities - Service Shares                               -28.30%           2.91%             9.74%
Oppenheimer Main Street Small Cap - Service Shares                           -21.74%            N/A              -4.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.15%            N/A              -6.27%
PEA Renaissance                                                                N/A              N/A             -20.88%
PEA Science and Technology                                                   -56.00%            N/A             -69.54%
PIMCO Foreign Bond - Administrative Shares                                    2.82%             N/A              2.11%
PIMCO Money Market - Administrative Shares                                   -4.10%             N/A              -0.40%
PIMCO Real Return - Administrative Shares                                    12.36%             N/A              8.04%
PIMCO Total Return - Administrative Shares                                    3.72%            4.77%             3.92%
Rydex Sector Rotation                                                          N/A              N/A             -30.82%
Salomon Brothers Variable All Cap - Class II                                 -31.22%            N/A              1.96%
Salomon Brothers Variable High Yield - Class II                               1.16%             N/A              -0.32%
Salomon Brothers Variable Investors - Class II                               -29.22%            N/A              -2.80%
T. Rowe Price Equity Income - II                                             -19.12%           -0.22%            8.37%
T. Rowe Price Blue Chip Growth - II                                          -30.06%            N/A             -25.73%
Van Eck Worldwide Emerging Markets                                           -8.60%            -8.77%            -5.52%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.43%            -6.74%            3.17%
Van Kampen LIT Aggressive Growth, Class II                                   -38.63%            N/A             -48.54%
Van Kampen LIT Government Portfolio, Class II                                 3.98%            4.16%             4.26%
Van Kampen LIT Growth and Income, Class II                                   -20.53%           2.79%             5.09%
Van Kampen UIF Equity Growth, Class II                                       -34.08%           -4.86%            -0.25%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.55%            1.74%             3.42%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.37%            N/A             -23.91%
AIM V.I. Capital Appreciation - Series II                                    -30.55%           -5.11%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -38.48%            N/A             -34.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.05%            N/A             -11.65%
AIM V.I. Premier Equity - Series II                                          -36.59%           -5.05%            5.12%
Alger American Growth - Class S                                              -39.32%           -2.83%            6.87%
Alger American Leveraged AllCap - Class S                                    -40.27%           0.55%             10.59%
Alger American MidCap Growth - Class S                                       -36.24%           1.50%             9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -14.81%           -1.44%            4.71%
Fidelity VIP Contrafund - Service Class 2                                    -15.40%           0.98%             9.30%
Fidelity VIP Equity-Income - Service Class 2                                 -23.07%           -2.49%            7.45%
Fidelity VIP Growth - Service Class 2                                        -36.44%           -3.17%            6.11%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.64%            4.75%             4.96%
Fidelity VIP Overseas - Service Class 2                                      -26.43%           -6.82%            2.48%
Fidelity VIP Index 500 - Service Class 2                                     -28.46%           -3.67%            6.72%
Janus Aspen Series Balanced: Service Shares                                  -12.41%           5.59%             9.06%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.83%           4.45%             7.38%
Janus Aspen Series International Value: Service Shares                       -19.22%            N/A             -12.39%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.26%            -3.34%            0.73%
MFS Investors Growth Stock - Service Class                                   -33.81%            N/A             -13.46%
MFS Investors Trust - Service Class                                          -27.14%           -5.94%            2.62%
MFS New Discovery - Service Class                                            -37.97%            N/A              -1.61%
MFS Total Return - Service Class                                             -11.07%           2.36%             7.81%
MFS Value - Service Class                                                      N/A              N/A             -23.02%
Oppenheimer Global Securities - Service Shares                               -28.38%           2.81%             9.63%
Oppenheimer Main Street Small Cap - Service Shares                           -21.83%            N/A              -4.58%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.24%            N/A              -6.37%
PEA Renaissance                                                                N/A              N/A             -20.93%
PEA Science and Technology                                                   -56.05%            N/A             -69.63%
PIMCO Foreign Bond - Administrative Shares                                    2.71%             N/A              2.00%
PIMCO Money Market - Administrative Shares                                   -4.20%             N/A              -0.50%
PIMCO Real Return - Administrative Shares                                    12.24%             N/A              7.93%
PIMCO Total Return - Administrative Shares                                    3.61%            4.66%             3.81%
Rydex Sector Rotation                                                          N/A              N/A             -30.88%
Salomon Brothers Variable All Cap - Class II                                 -31.30%            N/A              1.86%
Salomon Brothers Variable High Yield - Class II                               1.05%             N/A              -0.43%
Salomon Brothers Variable Investors - Class II                               -29.30%            N/A              -2.91%
T. Rowe Price Equity Income - II                                             -19.21%           -0.32%            8.26%
T. Rowe Price Blue Chip Growth - II                                          -30.14%            N/A             -25.82%
Van Eck Worldwide Emerging Markets                                           -8.70%            -8.87%            -5.62%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.52%            -6.84%            3.07%
Van Kampen LIT Aggressive Growth, Class II                                   -38.70%            N/A             -48.61%
Van Kampen LIT Government Portfolio, Class II                                 3.86%            4.05%             4.16%
Van Kampen LIT Growth and Income, Class II                                   -20.62%           2.68%             4.98%
Van Kampen UIF Equity Growth, Class II                                       -34.15%           -4.96%            -0.35%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.65%            1.63%             3.31%









(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.53%            N/A             -24.08%
AIM V.I. Capital Appreciation - Series II                                    -30.71%           -5.31%            4.41%
AIM V.I. Dent Demographic Trends - Series II                                 -38.62%            N/A             -34.23%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.23%            N/A             -11.84%
AIM V.I. Premier Equity - Series II                                          -36.74%           -5.25%            4.91%
Alger American Growth - Class S                                              -39.45%           -3.04%            6.65%
Alger American Leveraged AllCap - Class S                                    -40.40%           0.34%             10.36%
Alger American MidCap Growth - Class S                                       -36.39%           1.29%             9.44%
Fidelity VIP Asset Manager - Service Class 2                                 -14.99%           -1.65%            4.50%
Fidelity VIP Contrafund - Service Class 2                                    -15.58%           0.77%             9.08%
Fidelity VIP Equity-Income - Service Class 2                                 -23.24%           -2.70%            7.23%
Fidelity VIP Growth - Service Class 2                                        -36.58%           -3.37%            5.89%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.41%            4.53%             4.75%
Fidelity VIP Overseas - Service Class 2                                      -26.59%           -7.02%            2.28%
Fidelity VIP Index 500 - Service Class 2                                     -28.61%           -3.87%            6.50%
Janus Aspen Series Balanced: Service Shares                                  -12.60%           5.37%             8.84%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.00%           4.24%             7.16%
Janus Aspen Series International Value: Service Shares                       -19.40%            N/A             -12.58%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.47%            -3.55%            0.52%
MFS Investors Growth Stock - Service Class                                   -33.96%            N/A             -13.65%
MFS Investors Trust - Service Class                                          -27.30%           -6.14%            2.42%
MFS New Discovery - Service Class                                            -38.11%            N/A              -1.82%
MFS Total Return - Service Class                                             -11.26%           2.14%             7.59%
MFS Value - Service Class                                                      N/A              N/A             -23.19%
Oppenheimer Global Securities - Service Shares                               -28.54%           2.59%             9.41%
Oppenheimer Main Street Small Cap - Service Shares                           -22.00%            N/A              -4.79%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.40%            N/A              -6.57%
PEA Renaissance                                                                N/A              N/A             -21.02%
PEA Science and Technology                                                   -56.15%            N/A             -69.80%
PIMCO Foreign Bond - Administrative Shares                                    2.49%             N/A              1.79%
PIMCO Money Market - Administrative Shares                                   -4.40%             N/A              -0.71%
PIMCO Real Return - Administrative Shares                                    12.00%             N/A              7.70%
PIMCO Total Return - Administrative Shares                                    3.39%            4.45%             3.59%
Rydex Sector Rotation                                                          N/A              N/A             -30.98%
Salomon Brothers Variable All Cap - Class II                                 -31.45%            N/A              1.64%
Salomon Brothers Variable High Yield - Class II                               0.83%             N/A              -0.64%
Salomon Brothers Variable Investors - Class II                               -29.46%            N/A              -3.11%
T. Rowe Price Equity Income - II                                             -19.38%           -0.53%            8.05%
T. Rowe Price Blue Chip Growth - II                                          -30.30%            N/A             -25.99%
Van Eck Worldwide Emerging Markets                                           -8.90%            -9.06%            -5.82%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.72%            -7.04%            2.86%
Van Kampen LIT Aggressive Growth, Class II                                   -38.84%            N/A             -48.75%
Van Kampen LIT Government Portfolio, Class II                                 3.64%            3.83%             3.95%
Van Kampen LIT Growth and Income, Class II                                   -20.79%           2.46%             4.76%
Van Kampen UIF Equity Growth, Class II                                       -34.30%           -5.17%            -0.56%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.85%            1.42%             3.10%




(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.31%            N/A             -24.05%
AIM V.I. Capital Appreciation - Series II                                    -30.51%           -4.82%            5.05%
AIM V.I. Dent Demographic Trends - Series II                                 -38.50%            N/A             -34.44%
AIM V.I. Mid Cap Core Equity - Series II                                     -16.92%            N/A             -11.72%
AIM V.I. Premier Equity - Series II                                          -36.60%           -4.75%            5.56%
Alger American Growth - Class S                                              -39.34%           -2.48%            7.36%
Alger American Leveraged AllCap - Class S                                    -40.29%           0.98%             11.16%
Alger American MidCap Growth - Class S                                       -36.24%           1.89%             10.17%
Fidelity VIP Asset Manager - Service Class 2                                 -14.66%           -1.17%            5.11%
Fidelity VIP Contrafund - Service Class 2                                    -15.25%           1.33%             9.81%
Fidelity VIP Equity-Income - Service Class 2                                 -22.98%           -2.23%            7.92%
Fidelity VIP Growth - Service Class 2                                        -36.44%           -2.82%            6.58%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.92%            5.04%             5.29%
Fidelity VIP Overseas - Service Class 2                                      -26.36%           -6.59%            2.90%
Fidelity VIP Index 500 - Service Class 2                                     -28.40%           -3.37%            7.18%
Janus Aspen Series Balanced: Service Shares                                  -12.25%           5.99%             9.48%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.72%           4.91%             7.84%
Janus Aspen Series International Value: Service Shares                       -19.10%            N/A             -12.32%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.03%            -3.17%            0.97%
MFS Investors Growth Stock - Service Class                                   -33.80%            N/A             -13.32%
MFS Investors Trust - Service Class                                          -27.08%           -5.70%            2.98%
MFS New Discovery - Service Class                                            -37.98%            N/A              -1.31%
MFS Total Return - Service Class                                             -10.89%           2.67%             8.26%
MFS Value - Service Class                                                      N/A              N/A             -22.93%
Oppenheimer Global Securities - Service Shares                               -28.32%           3.19%             10.16%
Oppenheimer Main Street Small Cap - Service Shares                           -21.73%            N/A              -4.39%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.15%            N/A              -6.28%
PEA Renaissance                                                                N/A              N/A             -21.11%
PEA Science and Technology                                                   -56.19%            N/A             -71.51%
PIMCO Foreign Bond - Administrative Shares                                    2.98%             N/A              2.23%
PIMCO Money Market - Administrative Shares                                   -3.97%             N/A              -0.39%
PIMCO Real Return - Administrative Shares                                    12.58%             N/A              8.11%
PIMCO Total Return - Administrative Shares                                    3.89%            4.96%             4.09%
Rydex Sector Rotation                                                          N/A              N/A             -31.02%
Salomon Brothers Variable All Cap - Class II                                 -31.27%            N/A              2.20%
Salomon Brothers Variable High Yield - Class II                               1.31%             N/A              -0.25%
Salomon Brothers Variable Investors - Class II                               -29.25%            N/A              -2.65%
T. Rowe Price Equity Income - II                                             -19.09%           -0.04%            8.72%
T. Rowe Price Blue Chip Growth - II                                          -30.10%            N/A             -26.03%
Van Eck Worldwide Emerging Markets                                           -8.51%            -8.81%            -5.57%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.33%            -6.77%            3.47%
Van Kampen LIT Aggressive Growth, Class II                                   -38.72%            N/A             -49.19%
Van Kampen LIT Government Portfolio, Class II                                 4.14%            4.34%             4.47%
Van Kampen LIT Growth and Income, Class II                                   -20.51%           3.03%             5.28%
Van Kampen UIF Equity Growth, Class II                                       -34.13%           -4.68%            0.02%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.44%            1.86%             3.58%



(With the MAV Death Benefit Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.47%            N/A             -24.22%
AIM V.I. Capital Appreciation - Series II                                    -30.67%           -5.03%            4.84%
AIM V.I. Dent Demographic Trends - Series II                                 -38.64%            N/A             -34.61%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.10%            N/A             -11.91%
AIM V.I. Premier Equity - Series II                                          -36.74%           -4.95%            5.35%
Alger American Growth - Class S                                              -39.47%           -2.69%            7.14%
Alger American Leveraged AllCap - Class S                                    -40.43%           0.76%             10.93%
Alger American MidCap Growth - Class S                                       -36.39%           1.68%             9.95%
Fidelity VIP Asset Manager - Service Class 2                                 -14.85%           -1.38%            4.90%
Fidelity VIP Contrafund - Service Class 2                                    -15.43%           1.11%             9.59%
Fidelity VIP Equity-Income - Service Class 2                                 -23.15%           -2.44%            7.70%
Fidelity VIP Growth - Service Class 2                                        -36.58%           -3.03%            6.36%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.70%            4.82%             5.08%
Fidelity VIP Overseas - Service Class 2                                      -26.53%           -6.79%            2.69%
Fidelity VIP Index 500 - Service Class 2                                     -28.56%           -3.58%            6.97%
Janus Aspen Series Balanced: Service Shares                                  -12.44%           5.77%             9.26%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.90%           4.69%             7.62%
Janus Aspen Series International Value: Service Shares                       -19.28%            N/A             -12.51%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.24%            -3.38%            0.76%
MFS Investors Growth Stock - Service Class                                   -33.94%            N/A             -13.52%
MFS Investors Trust - Service Class                                          -27.24%           -5.90%            2.77%
MFS New Discovery - Service Class                                            -38.12%            N/A              -1.52%
MFS Total Return - Service Class                                             -11.09%           2.45%             8.03%
MFS Value - Service Class                                                      N/A              N/A             -23.10%
Oppenheimer Global Securities - Service Shares                               -28.48%           2.98%             9.93%
Oppenheimer Main Street Small Cap - Service Shares                           -21.90%            N/A              -4.60%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.32%            N/A              -6.48%
PEA Renaissance                                                                N/A              N/A             -21.20%
PEA Science and Technology                                                   -56.29%            N/A             -71.71%
PIMCO Foreign Bond - Administrative Shares                                    2.76%             N/A              2.01%
PIMCO Money Market - Administrative Shares                                   -4.18%             N/A              -0.60%
PIMCO Real Return - Administrative Shares                                    12.34%             N/A              7.88%
PIMCO Total Return - Administrative Shares                                    3.67%            4.74%             3.87%
Rydex Sector Rotation                                                          N/A              N/A             -31.12%
Salomon Brothers Variable All Cap - Class II                                 -31.42%            N/A              1.98%
Salomon Brothers Variable High Yield - Class II                               1.09%             N/A              -0.46%
Salomon Brothers Variable Investors - Class II                               -29.41%            N/A              -2.86%
T. Rowe Price Equity Income - II                                             -19.27%           -0.26%            8.50%
T. Rowe Price Blue Chip Growth - II                                          -30.25%            N/A             -26.19%
Van Eck Worldwide Emerging Markets                                           -8.71%            -9.01%            -5.77%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.53%            -6.97%            3.26%
Van Kampen LIT Aggressive Growth, Class II                                   -38.86%            N/A             -49.33%
Van Kampen LIT Government Portfolio, Class II                                 3.92%            4.12%             4.26%
Van Kampen LIT Growth and Income, Class II                                   -20.68%           2.81%             5.06%
Van Kampen UIF Equity Growth, Class II                                       -34.28%           -4.88%            -0.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.65%            1.64%             3.37%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.55%            N/A             -24.31%
AIM V.I. Capital Appreciation - Series II                                    -30.74%           -5.13%            4.73%
AIM V.I. Dent Demographic Trends - Series II                                 -38.71%            N/A             -34.69%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.19%            N/A             -12.01%
AIM V.I. Premier Equity - Series II                                          -36.81%           -5.06%            5.24%
Alger American Growth - Class S                                              -39.54%           -2.79%            7.03%
Alger American Leveraged AllCap - Class S                                    -40.50%           0.66%             10.82%
Alger American MidCap Growth - Class S                                       -36.46%           1.57%             9.84%
Fidelity VIP Asset Manager - Service Class 2                                 -14.94%           -1.48%            4.79%
Fidelity VIP Contrafund - Service Class 2                                    -15.53%           1.01%             9.47%
Fidelity VIP Equity-Income - Service Class 2                                 -23.23%           -2.54%            7.59%
Fidelity VIP Growth - Service Class 2                                        -36.65%           -3.14%            6.26%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.59%            4.71%             4.97%
Fidelity VIP Overseas - Service Class 2                                      -26.61%           -6.89%            2.59%
Fidelity VIP Index 500 - Service Class 2                                     -28.64%           -3.68%            6.86%
Janus Aspen Series Balanced: Service Shares                                  -12.53%           5.66%             9.15%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.98%           4.58%             7.51%
Janus Aspen Series International Value: Service Shares                       -19.37%            N/A             -12.61%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.34%            -3.48%            0.65%
MFS Investors Growth Stock - Service Class                                   -34.02%            N/A             -13.61%
MFS Investors Trust - Service Class                                          -27.32%           -6.00%            2.66%
MFS New Discovery - Service Class                                            -38.19%            N/A              -1.63%
MFS Total Return - Service Class                                             -11.18%           2.34%             7.92%
MFS Value - Service Class                                                      N/A              N/A             -23.19%
Oppenheimer Global Securities - Service Shares                               -28.56%           2.87%             9.82%
Oppenheimer Main Street Small Cap - Service Shares                           -21.98%            N/A              -4.70%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.40%            N/A              -6.58%
PEA Renaissance                                                                N/A              N/A             -21.25%
PEA Science and Technology                                                   -56.34%            N/A             -71.81%
PIMCO Foreign Bond - Administrative Shares                                    2.65%             N/A              1.90%
PIMCO Money Market - Administrative Shares                                   -4.29%             N/A              -0.71%
PIMCO Real Return - Administrative Shares                                    12.22%             N/A              7.77%
PIMCO Total Return - Administrative Shares                                    3.56%            4.63%             3.76%
Rydex Sector Rotation                                                          N/A              N/A             -31.17%
Salomon Brothers Variable All Cap - Class II                                 -31.50%            N/A              1.88%
Salomon Brothers Variable High Yield - Class II                               0.98%             N/A              -0.57%
Salomon Brothers Variable Investors - Class II                               -29.49%            N/A              -2.96%
T. Rowe Price Equity Income - II                                             -19.35%           -0.36%            8.39%
T. Rowe Price Blue Chip Growth - II                                          -30.33%            N/A             -26.28%
Van Eck Worldwide Emerging Markets                                           -8.81%            -9.11%            -5.87%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.63%            -7.07%            3.15%
Van Kampen LIT Aggressive Growth, Class II                                   -38.92%            N/A             -49.40%
Van Kampen LIT Government Portfolio, Class II                                 3.81%            4.01%             4.15%
Van Kampen LIT Growth and Income, Class II                                   -20.77%           2.71%             4.95%
Van Kampen UIF Equity Growth, Class II                                       -34.35%           -4.98%            -0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.75%            1.53%             3.26%




(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.71%            N/A             -24.48%
AIM V.I. Capital Appreciation - Series II                                    -30.90%           -5.33%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -38.85%            N/A             -34.85%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.37%            N/A             -12.20%
AIM V.I. Premier Equity - Series II                                          -36.95%           -5.26%            5.03%
Alger American Growth - Class S                                              -39.68%           -3.00%            6.82%
Alger American Leveraged AllCap - Class S                                    -40.63%           0.45%             10.60%
Alger American MidCap Growth - Class S                                       -36.60%           1.35%             9.62%
Fidelity VIP Asset Manager - Service Class 2                                 -15.12%           -1.69%            4.58%
Fidelity VIP Contrafund - Service Class 2                                    -15.71%           0.79%             9.25%
Fidelity VIP Equity-Income - Service Class 2                                 -23.40%           -2.75%            7.38%
Fidelity VIP Growth - Service Class 2                                        -36.80%           -3.34%            6.04%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.36%            4.49%             4.76%
Fidelity VIP Overseas - Service Class 2                                      -26.77%           -7.09%            2.38%
Fidelity VIP Index 500 - Service Class 2                                     -28.80%           -3.89%            6.64%
Janus Aspen Series Balanced: Service Shares                                  -12.72%           5.44%             8.92%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.15%           4.36%             7.28%
Janus Aspen Series International Value: Service Shares                       -19.55%            N/A             -12.80%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.55%            -3.69%            0.44%
MFS Investors Growth Stock - Service Class                                   -34.17%            N/A             -13.81%
MFS Investors Trust - Service Class                                          -27.48%           -6.21%            2.45%
MFS New Discovery - Service Class                                            -38.33%            N/A              -1.84%
MFS Total Return - Service Class                                             -11.38%           2.13%             7.70%
MFS Value - Service Class                                                      N/A              N/A             -23.36%
Oppenheimer Global Securities - Service Shares                               -28.72%           2.65%             9.60%
Oppenheimer Main Street Small Cap - Service Shares                           -22.16%            N/A              -4.91%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.57%            N/A              -6.79%
PEA Renaissance                                                                N/A              N/A             -21.34%
PEA Science and Technology                                                   -56.45%            N/A             -72.01%
PIMCO Foreign Bond - Administrative Shares                                    2.43%             N/A              1.68%
PIMCO Money Market - Administrative Shares                                   -4.49%             N/A              -0.92%
PIMCO Real Return - Administrative Shares                                    11.98%             N/A              7.54%
PIMCO Total Return - Administrative Shares                                    3.33%            4.41%             3.54%
Rydex Sector Rotation                                                          N/A              N/A             -31.27%
Salomon Brothers Variable All Cap - Class II                                 -31.65%            N/A              1.66%
Salomon Brothers Variable High Yield - Class II                               0.77%             N/A              -0.78%
Salomon Brothers Variable Investors - Class II                               -29.64%            N/A              -3.17%
T. Rowe Price Equity Income - II                                             -19.53%           -0.57%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -30.49%            N/A             -26.45%
Van Eck Worldwide Emerging Markets                                           -9.01%            -9.31%            -6.07%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.83%            -7.28%            2.94%
Van Kampen LIT Aggressive Growth, Class II                                   -39.06%            N/A             -49.54%
Van Kampen LIT Government Portfolio, Class II                                 3.59%            3.79%             3.94%
Van Kampen LIT Growth and Income, Class II                                   -20.95%           2.49%             4.73%
Van Kampen UIF Equity Growth, Class II                                       -34.50%           -5.19%            -0.51%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.95%            1.32%             3.04%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.51%            N/A             -24.26%
AIM V.I. Capital Appreciation - Series II                                    -30.71%           -5.08%            4.79%
AIM V.I. Dent Demographic Trends - Series II                                 -38.67%            N/A             -34.65%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.14%            N/A             -11.96%
AIM V.I. Premier Equity - Series II                                          -36.77%           -5.00%            5.29%
Alger American Growth - Class S                                              -39.51%           -2.74%            7.09%
Alger American Leveraged AllCap - Class S                                    -40.46%           0.71%             10.88%
Alger American MidCap Growth - Class S                                       -36.42%           1.62%             9.89%
Fidelity VIP Asset Manager - Service Class 2                                 -14.89%           -1.43%            4.84%
Fidelity VIP Contrafund - Service Class 2                                    -15.48%           1.06%             9.53%
Fidelity VIP Equity-Income - Service Class 2                                 -23.19%           -2.49%            7.65%
Fidelity VIP Growth - Service Class 2                                        -36.62%           -3.08%            6.31%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.64%            4.77%             5.03%
Fidelity VIP Overseas - Service Class 2                                      -26.57%           -6.84%            2.64%
Fidelity VIP Index 500 - Service Class 2                                     -28.60%           -3.63%            6.91%
Janus Aspen Series Balanced: Service Shares                                  -12.49%           5.72%             9.20%
Janus Aspen Series Capital Appreciation: Service Shares                      -21.94%           4.63%             7.56%
Janus Aspen Series International Value: Service Shares                       -19.32%            N/A             -12.56%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.29%            -3.43%            0.70%
MFS Investors Growth Stock - Service Class                                   -33.98%            N/A             -13.56%
MFS Investors Trust - Service Class                                          -27.28%           -5.95%            2.71%
MFS New Discovery - Service Class                                            -38.15%            N/A              -1.58%
MFS Total Return - Service Class                                             -11.14%           2.40%             7.98%
MFS Value - Service Class                                                      N/A              N/A             -23.15%
Oppenheimer Global Securities - Service Shares                               -28.52%           2.92%             9.88%
Oppenheimer Main Street Small Cap - Service Shares                           -21.94%            N/A              -4.65%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.36%            N/A              -6.53%
PEA Renaissance                                                                N/A              N/A             -21.23%
PEA Science and Technology                                                   -56.32%            N/A             -71.76%
PIMCO Foreign Bond - Administrative Shares                                    2.71%             N/A              1.96%
PIMCO Money Market - Administrative Shares                                   -4.23%             N/A              -0.65%
PIMCO Real Return - Administrative Shares                                    12.28%             N/A              7.83%
PIMCO Total Return - Administrative Shares                                    3.61%            4.69%             3.82%
Rydex Sector Rotation                                                          N/A              N/A             -31.14%
Salomon Brothers Variable All Cap - Class II                                 -31.46%            N/A              1.93%
Salomon Brothers Variable High Yield - Class II                               1.04%             N/A              -0.52%
Salomon Brothers Variable Investors - Class II                               -29.45%            N/A              -2.91%
T. Rowe Price Equity Income - II                                             -19.31%           -0.31%            8.44%
T. Rowe Price Blue Chip Growth - II                                          -30.29%            N/A             -26.24%
Van Eck Worldwide Emerging Markets                                           -8.76%            -9.06%            -5.82%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.58%            -7.02%            3.20%
Van Kampen LIT Aggressive Growth, Class II                                   -38.89%            N/A             -49.37%
Van Kampen LIT Government Portfolio, Class II                                 3.87%            4.06%             4.20%
Van Kampen LIT Growth and Income, Class II                                   -20.73%           2.76%             5.01%
Van Kampen UIF Equity Growth, Class II                                       -34.32%           -4.93%            -0.24%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.70%            1.59%             3.31%


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.67%            N/A             -24.43%
AIM V.I. Capital Appreciation - Series II                                    -30.86%           -5.28%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -38.81%            N/A             -34.81%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.33%            N/A             -12.15%
AIM V.I. Premier Equity - Series II                                          -36.92%           -5.21%            5.08%
Alger American Growth - Class S                                              -39.64%           -2.95%            6.87%
Alger American Leveraged AllCap - Class S                                    -40.60%           0.50%             10.65%
Alger American MidCap Growth - Class S                                       -36.57%           1.41%             9.67%
Fidelity VIP Asset Manager - Service Class 2                                 -15.08%           -1.64%            4.63%
Fidelity VIP Contrafund - Service Class 2                                    -15.67%           0.85%             9.31%
Fidelity VIP Equity-Income - Service Class 2                                 -23.36%           -2.70%            7.43%
Fidelity VIP Growth - Service Class 2                                        -36.76%           -3.29%            6.09%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.42%            4.55%             4.81%
Fidelity VIP Overseas - Service Class 2                                      -26.73%           -7.04%            2.43%
Fidelity VIP Index 500 - Service Class 2                                     -28.76%           -3.84%            6.69%
Janus Aspen Series Balanced: Service Shares                                  -12.68%           5.49%             8.98%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.11%           4.41%             7.34%
Janus Aspen Series International Value: Service Shares                       -19.50%            N/A             -12.76%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.50%            -3.64%            0.49%
MFS Investors Growth Stock - Service Class                                   -34.13%            N/A             -13.76%
MFS Investors Trust - Service Class                                          -27.44%           -6.16%            2.50%
MFS New Discovery - Service Class                                            -38.29%            N/A              -1.79%
MFS Total Return - Service Class                                             -11.33%           2.18%             7.75%
MFS Value - Service Class                                                      N/A              N/A             -23.31%
Oppenheimer Global Securities - Service Shares                               -28.68%           2.70%             9.66%
Oppenheimer Main Street Small Cap - Service Shares                           -22.11%            N/A              -4.86%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.53%            N/A              -6.74%
PEA Renaissance                                                                N/A              N/A             -21.32%
PEA Science and Technology                                                   -56.42%            N/A             -71.96%
PIMCO Foreign Bond - Administrative Shares                                    2.49%             N/A              1.74%
PIMCO Money Market - Administrative Shares                                   -4.44%             N/A              -0.87%
PIMCO Real Return - Administrative Shares                                    12.04%             N/A              7.60%
PIMCO Total Return - Administrative Shares                                    3.39%            4.47%             3.60%
Rydex Sector Rotation                                                          N/A              N/A             -31.25%
Salomon Brothers Variable All Cap - Class II                                 -31.61%            N/A              1.71%
Salomon Brothers Variable High Yield - Class II                               0.82%             N/A              -0.73%
Salomon Brothers Variable Investors - Class II                               -29.61%            N/A              -3.12%
T. Rowe Price Equity Income - II                                             -19.49%           -0.52%            8.22%
T. Rowe Price Blue Chip Growth - II                                          -30.45%            N/A             -26.41%
Van Eck Worldwide Emerging Markets                                           -8.96%            -9.26%            -6.02%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.78%            -7.22%            2.99%
Van Kampen LIT Aggressive Growth, Class II                                   -39.03%            N/A             -49.50%
Van Kampen LIT Government Portfolio, Class II                                 3.64%            3.84%             3.99%
Van Kampen LIT Growth and Income, Class II                                   -20.90%           2.54%             4.79%
Van Kampen UIF Equity Growth, Class II                                       -34.47%           -5.14%            -0.45%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.90%            1.37%             3.09%




(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.75%            N/A             -24.52%
AIM V.I. Capital Appreciation - Series II                                    -30.94%           -5.38%            4.47%
AIM V.I. Dent Demographic Trends - Series II                                 -38.88%            N/A             -34.90%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.42%            N/A             -12.25%
AIM V.I. Premier Equity - Series II                                          -36.99%           -5.31%            4.97%
Alger American Growth - Class S                                              -39.71%           -3.05%            6.76%
Alger American Leveraged AllCap - Class S                                    -40.67%           0.39%             10.54%
Alger American MidCap Growth - Class S                                       -36.64%           1.30%             9.56%
Fidelity VIP Asset Manager - Service Class 2                                 -15.17%           -1.74%            4.52%
Fidelity VIP Contrafund - Service Class 2                                    -15.76%           0.74%             9.20%
Fidelity VIP Equity-Income - Service Class 2                                 -23.44%           -2.80%            7.32%
Fidelity VIP Growth - Service Class 2                                        -36.83%           -3.39%            5.99%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.31%            4.44%             4.70%
Fidelity VIP Overseas - Service Class 2                                      -26.81%           -7.14%            2.32%
Fidelity VIP Index 500 - Service Class 2                                     -28.84%           -3.94%            6.59%
Janus Aspen Series Balanced: Service Shares                                  -12.77%           5.38%             8.87%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.20%           4.30%             7.23%
Janus Aspen Series International Value: Service Shares                       -19.59%            N/A             -12.85%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.61%            -3.74%            0.39%
MFS Investors Growth Stock - Service Class                                   -34.20%            N/A             -13.86%
MFS Investors Trust - Service Class                                          -27.52%           -6.26%            2.40%
MFS New Discovery - Service Class                                            -38.36%            N/A              -1.89%
MFS Total Return - Service Class                                             -11.43%           2.07%             7.64%
MFS Value - Service Class                                                      N/A              N/A             -23.40%
Oppenheimer Global Securities - Service Shares                               -28.76%           2.60%             9.55%
Oppenheimer Main Street Small Cap - Service Shares                           -22.20%            N/A              -4.96%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.61%            N/A              -6.84%
PEA Renaissance                                                                N/A              N/A             -21.36%
PEA Science and Technology                                                   -56.47%            N/A             -72.06%
PIMCO Foreign Bond - Administrative Shares                                    2.38%             N/A              1.63%
PIMCO Money Market - Administrative Shares                                   -4.54%             N/A              -0.97%
PIMCO Real Return - Administrative Shares                                    11.92%             N/A              7.48%
PIMCO Total Return - Administrative Shares                                    3.28%            4.36%             3.49%
Rydex Sector Rotation                                                          N/A              N/A             -31.30%
Salomon Brothers Variable All Cap - Class II                                 -31.69%            N/A              1.61%
Salomon Brothers Variable High Yield - Class II                               0.71%             N/A              -0.84%
Salomon Brothers Variable Investors - Class II                               -29.68%            N/A              -3.23%
T. Rowe Price Equity Income - II                                             -19.58%           -0.63%            8.11%
T. Rowe Price Blue Chip Growth - II                                          -30.53%            N/A             -26.49%
Van Eck Worldwide Emerging Markets                                           -9.06%            -9.36%            -6.12%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.88%            -7.33%            2.89%
Van Kampen LIT Aggressive Growth, Class II                                   -39.10%            N/A             -49.57%
Van Kampen LIT Government Portfolio, Class II                                 3.53%            3.73%             3.88%
Van Kampen LIT Growth and Income, Class II                                   -20.99%           2.44%             4.68%
Van Kampen UIF Equity Growth, Class II                                       -34.54%           -5.24%            -0.56%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.00%            1.26%             2.98%



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.91%            N/A             -24.69%
AIM V.I. Capital Appreciation - Series II                                    -31.09%           -5.59%            4.25%
AIM V.I. Dent Demographic Trends - Series II                                 -39.02%            N/A             -35.06%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.60%            N/A             -12.44%
AIM V.I. Premier Equity - Series II                                          -37.13%           -5.51%            4.76%
Alger American Growth - Class S                                              -39.85%           -3.26%            6.55%
Alger American Leveraged AllCap - Class S                                    -40.80%           0.18%             10.31%
Alger American MidCap Growth - Class S                                       -36.78%           1.09%             9.34%
Fidelity VIP Asset Manager - Service Class 2                                 -15.36%           -1.95%            4.31%
Fidelity VIP Contrafund - Service Class 2                                    -15.94%           0.52%             8.97%
Fidelity VIP Equity-Income - Service Class 2                                 -23.61%           -3.01%            7.10%
Fidelity VIP Growth - Service Class 2                                        -36.97%           -3.60%            5.77%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.08%            4.22%             4.49%
Fidelity VIP Overseas - Service Class 2                                      -26.97%           -7.34%            2.12%
Fidelity VIP Index 500 - Service Class 2                                     -29.00%           -4.15%            6.37%
Janus Aspen Series Balanced: Service Shares                                  -12.96%           5.16%             8.65%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.37%           4.08%             7.01%
Janus Aspen Series International Value: Service Shares                       -19.77%            N/A             -13.04%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.81%            -3.95%            0.18%
MFS Investors Growth Stock - Service Class                                   -34.35%            N/A             -14.05%
MFS Investors Trust - Service Class                                          -27.68%           -6.46%            2.18%
MFS New Discovery - Service Class                                            -38.50%            N/A              -2.11%
MFS Total Return - Service Class                                             -11.62%           1.86%             7.42%
MFS Value - Service Class                                                      N/A              N/A             -23.57%
Oppenheimer Global Securities - Service Shares                               -28.92%           2.38%             9.32%
Oppenheimer Main Street Small Cap - Service Shares                           -22.37%            N/A              -5.17%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.78%            N/A              -7.04%
PEA Renaissance                                                                N/A              N/A             -21.45%
PEA Science and Technology                                                   -56.57%            N/A             -72.26%
PIMCO Foreign Bond - Administrative Shares                                    2.16%             N/A              1.41%
PIMCO Money Market - Administrative Shares                                   -4.75%             N/A              -1.19%
PIMCO Real Return - Administrative Shares                                    11.68%             N/A              7.26%
PIMCO Total Return - Administrative Shares                                    3.06%            4.14%             3.27%
Rydex Sector Rotation                                                          N/A              N/A             -31.40%
Salomon Brothers Variable All Cap - Class II                                 -31.84%            N/A              1.39%
Salomon Brothers Variable High Yield - Class II                               0.49%             N/A              -1.05%
Salomon Brothers Variable Investors - Class II                               -29.84%            N/A              -3.43%
T. Rowe Price Equity Income - II                                             -19.75%           -0.84%            7.89%
T. Rowe Price Blue Chip Growth - II                                          -30.68%            N/A             -26.66%
Van Eck Worldwide Emerging Markets                                           -9.25%            -9.56%            -6.32%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.07%            -7.53%            2.68%
Van Kampen LIT Aggressive Growth, Class II                                   -39.23%            N/A             -49.71%
Van Kampen LIT Government Portfolio, Class II                                 3.31%            3.52%             3.67%
Van Kampen LIT Growth and Income, Class II                                   -21.16%           2.22%             4.46%
Van Kampen UIF Equity Growth, Class II                                       -34.69%           -5.44%            -0.77%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.20%            1.05%             2.77%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.63%            N/A             -24.39%
AIM V.I. Capital Appreciation - Series II                                    -30.82%           -5.23%            4.63%
AIM V.I. Dent Demographic Trends - Series II                                 -38.78%            N/A             -34.77%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.28%            N/A             -12.11%
AIM V.I. Premier Equity - Series II                                          -36.88%           -5.16%            5.13%
Alger American Growth - Class S                                              -39.61%           -2.90%            6.93%
Alger American Leveraged AllCap - Class S                                    -40.56%           0.55%             10.71%
Alger American MidCap Growth - Class S                                       -36.53%           1.46%             9.73%
Fidelity VIP Asset Manager - Service Class 2                                 -15.03%           -1.59%            4.68%
Fidelity VIP Contrafund - Service Class 2                                    -15.62%           0.90%             9.36%
Fidelity VIP Equity-Income - Service Class 2                                 -23.32%           -2.65%            7.49%
Fidelity VIP Growth - Service Class 2                                        -36.72%           -3.24%            6.15%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.47%            4.60%             4.86%
Fidelity VIP Overseas - Service Class 2                                      -26.69%           -6.99%            2.48%
Fidelity VIP Index 500 - Service Class 2                                     -28.72%           -3.78%            6.75%
Janus Aspen Series Balanced: Service Shares                                  -12.63%           5.55%             9.03%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.07%           4.47%             7.40%
Janus Aspen Series International Value: Service Shares                       -19.46%            N/A             -12.71%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.45%            -3.59%            0.55%
MFS Investors Growth Stock - Service Class                                   -34.09%            N/A             -13.71%
MFS Investors Trust - Service Class                                          -27.40%           -6.10%            2.55%
MFS New Discovery - Service Class                                            -38.26%            N/A              -1.74%
MFS Total Return - Service Class                                             -11.28%           2.23%             7.81%
MFS Value - Service Class                                                      N/A              N/A             -23.27%
Oppenheimer Global Securities - Service Shares                               -28.64%           2.76%             9.71%
Oppenheimer Main Street Small Cap - Service Shares                           -22.07%            N/A              -4.81%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.49%            N/A              -6.68%
PEA Renaissance                                                                N/A              N/A             -21.29%
PEA Science and Technology                                                   -56.39%            N/A             -71.91%
PIMCO Foreign Bond - Administrative Shares                                    2.54%             N/A              1.79%
PIMCO Money Market - Administrative Shares                                   -4.39%             N/A              -0.81%
PIMCO Real Return - Administrative Shares                                    12.10%             N/A              7.65%
PIMCO Total Return - Administrative Shares                                    3.45%            4.52%             3.65%
Rydex Sector Rotation                                                          N/A              N/A             -31.22%
Salomon Brothers Variable All Cap - Class II                                 -31.57%            N/A              1.77%
Salomon Brothers Variable High Yield - Class II                               0.87%             N/A              -0.68%
Salomon Brothers Variable Investors - Class II                               -29.57%            N/A              -3.07%
T. Rowe Price Equity Income - II                                             -19.44%           -0.47%            8.28%
T. Rowe Price Blue Chip Growth - II                                          -30.41%            N/A             -26.36%
Van Eck Worldwide Emerging Markets                                           -8.91%            -9.21%            -5.97%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.73%            -7.17%            3.05%
Van Kampen LIT Aggressive Growth, Class II                                   -38.99%            N/A             -49.47%
Van Kampen LIT Government Portfolio, Class II                                 3.70%            3.90%             4.04%
Van Kampen LIT Growth and Income, Class II                                   -20.86%           2.60%             4.84%
Van Kampen UIF Equity Growth, Class II                                       -34.43%           -5.09%            -0.40%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -6.85%            1.42%             3.15%







 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.79%            N/A             -24.56%
AIM V.I. Capital Appreciation - Series II                                    -30.98%           -5.44%            4.41%
AIM V.I. Dent Demographic Trends - Series II                                 -38.92%            N/A             -34.94%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.46%            N/A             -12.30%
AIM V.I. Premier Equity - Series II                                          -37.02%           -5.36%            4.92%
Alger American Growth - Class S                                              -39.75%           -3.10%            6.71%
Alger American Leveraged AllCap - Class S                                    -40.70%           0.34%             10.48%
Alger American MidCap Growth - Class S                                       -36.67%           1.25%             9.51%
Fidelity VIP Asset Manager - Service Class 2                                 -15.22%           -1.80%            4.47%
Fidelity VIP Contrafund - Service Class 2                                    -15.80%           0.68%             9.14%
Fidelity VIP Equity-Income - Service Class 2                                 -23.49%           -2.86%            7.27%
Fidelity VIP Growth - Service Class 2                                        -36.87%           -3.45%            5.93%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.25%            4.38%             4.65%
Fidelity VIP Overseas - Service Class 2                                      -26.85%           -7.19%            2.27%
Fidelity VIP Index 500 - Service Class 2                                     -28.88%           -3.99%            6.53%
Janus Aspen Series Balanced: Service Shares                                  -12.82%           5.33%             8.81%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.24%           4.25%             7.17%
Janus Aspen Series International Value: Service Shares                       -19.63%            N/A             -12.90%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.66%            -3.79%            0.34%
MFS Investors Growth Stock - Service Class                                   -34.24%            N/A             -13.91%
MFS Investors Trust - Service Class                                          -27.56%           -6.31%            2.34%
MFS New Discovery - Service Class                                            -38.40%            N/A              -1.95%
MFS Total Return - Service Class                                             -11.47%           2.02%             7.59%
MFS Value - Service Class                                                      N/A              N/A             -23.44%
Oppenheimer Global Securities - Service Shares                               -28.80%           2.54%             9.49%
Oppenheimer Main Street Small Cap - Service Shares                           -22.24%            N/A              -5.01%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.65%            N/A              -6.89%
PEA Renaissance                                                                N/A              N/A             -21.38%
PEA Science and Technology                                                   -56.50%            N/A             -72.11%
PIMCO Foreign Bond - Administrative Shares                                    2.32%             N/A              1.58%
PIMCO Money Market - Administrative Shares                                   -4.60%             N/A              -1.03%
PIMCO Real Return - Administrative Shares                                    11.86%             N/A              7.43%
PIMCO Total Return - Administrative Shares                                    3.22%            4.30%             3.43%
Rydex Sector Rotation                                                          N/A              N/A             -31.32%
Salomon Brothers Variable All Cap - Class II                                 -31.72%            N/A              1.55%
Salomon Brothers Variable High Yield - Class II                               0.66%             N/A              -0.89%
Salomon Brothers Variable Investors - Class II                               -29.72%            N/A              -3.28%
T. Rowe Price Equity Income - II                                             -19.62%           -0.68%            8.06%
T. Rowe Price Blue Chip Growth - II                                          -30.56%            N/A             -26.53%
Van Eck Worldwide Emerging Markets                                           -9.10%            -9.41%            -6.17%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -8.93%            -7.38%            2.84%
Van Kampen LIT Aggressive Growth, Class II                                   -39.13%            N/A             -49.61%
Van Kampen LIT Government Portfolio, Class II                                 3.48%            3.68%             3.83%
Van Kampen LIT Growth and Income, Class II                                   -21.03%           2.38%             4.63%
Van Kampen UIF Equity Growth, Class II                                       -34.58%           -5.29%            -0.61%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.05%            1.21%             2.93%



 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.87%            N/A             -24.64%
AIM V.I. Capital Appreciation - Series II                                    -31.05%           -5.54%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -38.98%            N/A             -35.02%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.55%            N/A             -12.39%
AIM V.I. Premier Equity - Series II                                          -37.09%           -5.46%            4.81%
Alger American Growth - Class S                                              -39.82%           -3.21%            6.60%
Alger American Leveraged AllCap - Class S                                    -40.77%           0.23%             10.37%
Alger American MidCap Growth - Class S                                       -36.74%           1.14%             9.40%
Fidelity VIP Asset Manager - Service Class 2                                 -15.31%           -1.90%            4.36%
Fidelity VIP Contrafund - Service Class 2                                    -15.90%           0.58%             9.03%
Fidelity VIP Equity-Income - Service Class 2                                 -23.57%           -2.96%            7.16%
Fidelity VIP Growth - Service Class 2                                        -36.94%           -3.55%            5.83%
Fidelity VIP Investment Grade Bond - Service Class 2                          4.14%            4.27%             4.54%
Fidelity VIP Overseas - Service Class 2                                      -26.93%           -7.29%            2.17%
Fidelity VIP Index 500 - Service Class 2                                     -28.96%           -4.09%            6.42%
Janus Aspen Series Balanced: Service Shares                                  -12.91%           5.22%             8.70%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.33%           4.14%             7.06%
Janus Aspen Series International Value: Service Shares                       -19.72%            N/A             -12.99%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.76%            -3.90%            0.23%
MFS Investors Growth Stock - Service Class                                   -34.31%            N/A             -14.00%
MFS Investors Trust - Service Class                                          -27.64%           -6.41%            2.24%
MFS New Discovery - Service Class                                            -38.47%            N/A              -2.05%
MFS Total Return - Service Class                                             -11.57%           1.91%             7.48%
MFS Value - Service Class                                                      N/A              N/A             -23.52%
Oppenheimer Global Securities - Service Shares                               -28.88%           2.43%             9.38%
Oppenheimer Main Street Small Cap - Service Shares                           -22.33%            N/A              -5.12%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.74%            N/A              -6.99%
PEA Renaissance                                                                N/A              N/A             -21.43%
PEA Science and Technology                                                   -56.55%            N/A             -72.21%
PIMCO Foreign Bond - Administrative Shares                                    2.21%             N/A              1.47%
PIMCO Money Market - Administrative Shares                                   -4.70%             N/A              -1.13%
PIMCO Real Return - Administrative Shares                                    11.74%             N/A              7.31%
PIMCO Total Return - Administrative Shares                                    3.11%            4.19%             3.32%
Rydex Sector Rotation                                                          N/A              N/A             -31.38%
Salomon Brothers Variable All Cap - Class II                                 -31.80%            N/A              1.44%
Salomon Brothers Variable High Yield - Class II                               0.55%             N/A              -1.00%
Salomon Brothers Variable Investors - Class II                               -29.80%            N/A              -3.38%
T. Rowe Price Equity Income - II                                             -19.71%           -0.79%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -30.64%            N/A             -26.62%
Van Eck Worldwide Emerging Markets                                           -9.20%            -9.51%            -6.27%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.02%            -7.48%            2.73%
Van Kampen LIT Aggressive Growth, Class II                                   -39.20%            N/A             -49.68%
Van Kampen LIT Government Portfolio, Class II                                 3.36%            3.57%             3.72%
Van Kampen LIT Growth and Income, Class II                                   -21.12%           2.27%             4.52%
Van Kampen UIF Equity Growth, Class II                                       -34.65%           -5.39%            -0.72%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.15%            1.10%             2.82%




(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.03%            N/A             -24.81%
AIM V.I. Capital Appreciation - Series II                                    -31.21%           -5.74%            4.10%
AIM V.I. Dent Demographic Trends - Series II                                 -39.12%            N/A             -35.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.73%            N/A             -12.59%
AIM V.I. Premier Equity - Series II                                          -37.24%           -5.67%            4.60%
Alger American Growth - Class S                                              -39.95%           -3.41%            6.39%
Alger American Leveraged AllCap - Class S                                    -40.90%           0.02%             10.15%
Alger American MidCap Growth - Class S                                       -36.89%           0.93%             9.17%
Fidelity VIP Asset Manager - Service Class 2                                 -15.49%           -2.11%            4.15%
Fidelity VIP Contrafund - Service Class 2                                    -16.08%           0.36%             8.81%
Fidelity VIP Equity-Income - Service Class 2                                 -23.74%           -3.17%            6.94%
Fidelity VIP Growth - Service Class 2                                        -37.08%           -3.76%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          3.91%            4.05%             4.33%
Fidelity VIP Overseas - Service Class 2                                      -27.09%           -7.50%            1.96%
Fidelity VIP Index 500 - Service Class 2                                     -29.11%           -4.30%            6.21%
Janus Aspen Series Balanced: Service Shares                                  -13.10%           5.00%             8.48%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.50%           3.92%             6.84%
Janus Aspen Series International Value: Service Shares                       -19.90%            N/A             -13.19%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -3.97%            -4.10%            0.02%
MFS Investors Growth Stock - Service Class                                   -34.46%            N/A             -14.20%
MFS Investors Trust - Service Class                                          -27.80%           -6.61%            2.03%
MFS New Discovery - Service Class                                            -38.61%            N/A              -2.26%
MFS Total Return - Service Class                                             -11.76%           1.69%             7.25%
MFS Value - Service Class                                                      N/A              N/A             -23.69%
Oppenheimer Global Securities - Service Shares                               -29.04%           2.22%             9.16%
Oppenheimer Main Street Small Cap - Service Shares                           -22.50%            N/A              -5.32%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.90%            N/A              -7.19%
PEA Renaissance                                                                N/A              N/A             -21.52%
PEA Science and Technology                                                   -56.65%            N/A             -72.42%
PIMCO Foreign Bond - Administrative Shares                                    1.99%             N/A              1.25%
PIMCO Money Market - Administrative Shares                                   -4.90%             N/A              -1.35%
PIMCO Real Return - Administrative Shares                                    11.50%             N/A              7.08%
PIMCO Total Return - Administrative Shares                                    2.89%            3.97%             3.11%
Rydex Sector Rotation                                                          N/A              N/A             -31.48%
Salomon Brothers Variable All Cap - Class II                                 -31.95%            N/A              1.23%
Salomon Brothers Variable High Yield - Class II                               0.33%             N/A              -1.21%
Salomon Brothers Variable Investors - Class II                               -29.96%            N/A              -3.59%
T. Rowe Price Equity Income - II                                             -19.88%           -1.00%            7.73%
T. Rowe Price Blue Chip Growth - II                                          -30.80%            N/A             -26.79%
Van Eck Worldwide Emerging Markets                                           -9.40%            -9.71%            -6.47%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.22%            -7.68%            2.52%
Van Kampen LIT Aggressive Growth, Class II                                   -39.34%            N/A             -49.82%
Van Kampen LIT Government Portfolio, Class II                                 3.14%            3.35%             3.51%
Van Kampen LIT Growth and Income, Class II                                   -21.29%           2.06%             4.30%
Van Kampen UIF Equity Growth, Class II                                       -34.80%           -5.60%            -0.93%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.35%            0.89%             2.60%






































                                                              APPENDIX C

                                                 LBL ADVISOR L-SHARE ANNUITY CONTRACT

The LBL Advisor L-Share Variable Annuity Contracts were first offered as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to that date reflects the performance of the Variable
Sub-Accounts, adjusted to reflect the current charges under the Contracts (and
Options as applicable) as if they had been available throughout the periods shown.

The Contract charges include a maximum withdrawal charge of 7% that declines to zero after 7 years (not shown for adjusted historical total returns method 1), an annual contract maintenance charge of $30 (not shown for adjusted historical total returns method 1), and total Variable Account annual expenses of:

-    1.70% (without any optional benefit riders), or

-    1.90% with the MAV Death Benefit Option, or

-    2.00% with the Enhanced Beneficiary Protection (Annual Increase) Option, or

     - 2.20% with the MAV Death Benefit Option and the Enhanced Beneficiary
                     Protection (Annual Increase) Option, or

- 1.90% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider
     Application Date), or

-    2.15% with the MAV Death Benefit Option and the Earnings Protection Death
     Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.25% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date), or

-    2.45% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the Earnings Protection Death
     Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.10% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
     Application Date), or

-    2.30% with the MAV Death Benefit Option and the Earnings Protection Death
     Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 2.40% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date), or

-    2.60% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the Earnings Protection Death
     Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

-    1.70% with the TrueReturn Option, or

-    1.90% with the MAV Death Benefit Option and the TrueReturn Option, or

- 2.00% with the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

-    2.20% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the TrueReturn Option, or

- 1.95% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider
     Application Date) and the TrueReturn Option, or

-    2.15% with the MAV Death Benefit Option, the Earnings Protection Death
     Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.25% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date) and the TrueReturn Option, or

-    2.45% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option, the Earnings Protection Death Benefit
     Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.10% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
     Application Date) and the TrueReturn Option, or

-    2.30% with the MAV Death Benefit Option, the Earnings Protection Death
     Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 2.40% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date) and the TrueReturn Option, or

-    2.60% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option, the Earnings Protection Death Benefit
     Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option.

See the Expense Table in the Prospectus for more details.




Standardized Total Returns

Set out below are the standardized total returns for each Variable Sub-Account since its inception through December 31, 2003. Standardized total returns are not shown for the Variable Sub-Accounts that were first offered as of the date of this Statement of Additional Information. The following Variable Sub-Accounts commenced operations on January 31, 2000: AllianceBernstein Growth,
AllianceBernstein Growth and Income, AllianceBernstein Premier Growth, Putnam VT
Growth and Income and Putnam VT International Equity. The following Variable
Sub-Accounts commenced operations on June 5, 2000: Morgan Stanley VIS Aggressive
Equity, Morgan Stanley VIS Dividend Growth, Morgan Stanley VIS Equity, Morgan
Stanley VIS EuropeanGrowth, Morgan Stanley VIS Global Advantage, Morgan Stanley
VIS Global Dividend Growth, Morgan Stanley VIS High Yield, Morgan Stanley VIS
Income Builder, Morgan Stanley VIS Limited Duration, Morgan Stanley VIS Money
Market, Morgan Stanley VIS Pacific Growth, Morgan Stanley VIS Quality Income
Plus, Morgan Stanley VIS S&P 500 Index, Morgan Stanley VIS Strategist and Morgan
Stanley VIS Utilities. The Morgan Stanley VIS Information, Van Kampen LIT
Emerging Growth, Van Kampen LIT Comstock and Van Kampen LIT Growth and Income
Variable Sub-Accounts commenced operations on November 6, 2000, May 17, 2001,
May 1, 2002 and October 1, 2002, respectively. The remaining Variable
Sub-Accounts were first offered as of the date of this Statement of Additional
Information.

(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.74%            N/A             -20.37%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          3.05%             N/A              3.18%
Fidelity VIP Overseas - Service Class 2                                      -26.99%            N/A             -24.62%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.02%            N/A             -10.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.14%            N/A             -27.66%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.54%            N/A             -15.20%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.87%            N/A              -3.38%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.62%            N/A             -66.02%
PIMCO Foreign Bond - Administrative Shares                                    1.19%             N/A              6.65%
PIMCO Money Market - Administrative Shares                                   -5.49%             N/A              1.98%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    2.06%             N/A              7.20%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.37%            N/A             -18.53%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.90%            N/A             -20.54%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.83%             N/A              2.97%
Fidelity VIP Overseas - Service Class 2                                      -27.14%            N/A             -24.78%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.19%            N/A             -10.83%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.28%            N/A             -27.82%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.70%            N/A             -15.38%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.03%            N/A              -3.58%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.72%            N/A             -66.12%
PIMCO Foreign Bond - Administrative Shares                                    0.98%             N/A              6.43%
PIMCO Money Market - Administrative Shares                                   -5.69%             N/A              1.77%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.85%             N/A              6.98%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.54%            N/A             -18.71%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.98%            N/A             -20.63%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.73%             N/A              2.86%
Fidelity VIP Overseas - Service Class 2                                      -27.22%            N/A             -24.87%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.27%            N/A             -10.93%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.34%            N/A             -27.90%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.78%            N/A             -15.47%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.11%            N/A              -3.67%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.77%            N/A             -66.17%
PIMCO Foreign Bond - Administrative Shares                                    0.87%             N/A              6.33%
PIMCO Money Market - Administrative Shares                                   -5.79%             N/A              1.67%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.74%             N/A              6.88%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.62%            N/A             -18.80%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.15%            N/A             -20.80%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.51%             N/A              2.64%
Fidelity VIP Overseas - Service Class 2                                      -27.38%            N/A             -25.03%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.44%            N/A             -11.11%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.48%            N/A             -28.05%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.95%            N/A             -15.65%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.27%            N/A              -3.86%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.87%            N/A             -66.26%
PIMCO Foreign Bond - Administrative Shares                                    0.66%             N/A              6.11%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.47%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.52%             N/A              6.66%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.79%            N/A             -18.97%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -23.94%            N/A             -20.58%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.78%             N/A              2.91%
Fidelity VIP Overseas - Service Class 2                                      -27.18%            N/A             -24.83%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.23%            N/A             -10.88%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.31%            N/A             -27.86%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.74%            N/A             -15.43%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.07%            N/A              -3.62%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.75%            N/A             -66.14%
PIMCO Foreign Bond - Administrative Shares                                    0.92%             N/A              6.38%
PIMCO Money Market - Administrative Shares                                   -5.74%             N/A              1.72%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.79%             N/A              6.93%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.58%            N/A             -18.75%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.11%            N/A             -20.75%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.56%             N/A              2.70%
Fidelity VIP Overseas - Service Class 2                                      -27.34%            N/A             -24.99%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.40%            N/A             -11.07%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.44%            N/A             -28.01%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.91%            N/A             -15.61%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.23%            N/A              -3.82%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.85%            N/A             -66.24%
PIMCO Foreign Bond - Administrative Shares                                    0.71%             N/A              6.17%
PIMCO Money Market - Administrative Shares                                   -5.94%             N/A              1.52%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.58%             N/A              6.72%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.74%            N/A             -18.93%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.19%            N/A             -20.84%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.46%             N/A              2.59%
Fidelity VIP Overseas - Service Class 2                                      -27.42%            N/A             -25.07%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.49%            N/A             -11.16%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.51%            N/A             -28.09%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.99%            N/A             -15.70%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.31%            N/A              -3.91%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.90%            N/A             -66.29%
PIMCO Foreign Bond - Administrative Shares                                    0.61%             N/A              6.06%
PIMCO Money Market - Administrative Shares                                   -6.04%             N/A              1.42%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.47%             N/A              6.61%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.83%            N/A             -19.01%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.35%            N/A             -21.01%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.24%             N/A              2.37%
Fidelity VIP Overseas - Service Class 2                                      -27.57%            N/A             -25.23%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.65%            N/A             -11.35%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.64%            N/A             -28.25%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.15%            N/A             -15.88%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.47%            N/A              -4.11%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.99%            N/A             -66.38%
PIMCO Foreign Bond - Administrative Shares                                    0.39%             N/A              5.85%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              1.22%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.26%             N/A              6.40%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.00%            N/A             -19.19%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.06%            N/A             -20.71%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.62%             N/A              2.75%
Fidelity VIP Overseas - Service Class 2                                      -27.30%            N/A             -24.95%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.36%            N/A             -11.02%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.41%            N/A             -27.98%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -22.87%            N/A             -15.56%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.19%            N/A              -3.77%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.82%            N/A             -66.22%
PIMCO Foreign Bond - Administrative Shares                                    0.76%             N/A              6.22%
PIMCO Money Market - Administrative Shares                                   -5.89%             N/A              1.57%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.63%             N/A              6.77%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.70%            N/A             -18.88%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A





 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.23%            N/A             -20.88%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.40%             N/A              2.54%
Fidelity VIP Overseas - Service Class 2                                      -27.46%            N/A             -25.11%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.53%            N/A             -11.21%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.54%            N/A             -28.13%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.03%            N/A             -15.74%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.35%            N/A              -3.96%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.92%            N/A             -66.31%
PIMCO Foreign Bond - Administrative Shares                                    0.55%             N/A              6.01%
PIMCO Money Market - Administrative Shares                                   -6.09%             N/A              1.37%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.42%             N/A              6.56%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.87%            N/A             -19.06%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.31%            N/A             -20.97%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.30%             N/A              2.43%
Fidelity VIP Overseas - Service Class 2                                      -27.53%            N/A             -25.19%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.61%            N/A             -11.30%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.61%            N/A             -28.21%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.11%            N/A             -15.83%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.43%            N/A              -4.06%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -55.97%            N/A             -66.36%
PIMCO Foreign Bond - Administrative Shares                                    0.45%             N/A              5.90%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              1.27%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.31%             N/A              6.45%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.95%            N/A             -19.14%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.47%            N/A             -21.14%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.08%             N/A              2.21%
Fidelity VIP Overseas - Service Class 2                                      -27.69%            N/A             -25.35%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.78%            N/A             -11.49%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.74%            N/A             -28.36%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.28%            N/A             -16.01%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.59%            N/A              -4.25%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.07%            N/A             -66.46%
PIMCO Foreign Bond - Administrative Shares                                    0.24%             N/A              5.69%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              1.06%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.10%             N/A              6.24%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.12%            N/A             -19.32%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.24%            N/A             -21.09%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.55%             N/A              2.43%
Fidelity VIP Overseas - Service Class 2                                      -27.49%            N/A             -25.34%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.52%            N/A             -11.34%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.64%            N/A             -28.35%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.04%            N/A             -15.91%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.37%            N/A              -3.97%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.12%            N/A             -67.09%
PIMCO Foreign Bond - Administrative Shares                                    0.69%             N/A              6.05%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.37%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.56%             N/A              6.60%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -21.87%            N/A             -19.26%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.40%            N/A             -21.26%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.33%             N/A              2.22%
Fidelity VIP Overseas - Service Class 2                                      -27.64%            N/A             -25.51%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.69%            N/A             -11.53%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.78%            N/A             -28.51%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.20%            N/A             -16.09%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.53%            N/A              -4.17%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.22%            N/A             -67.18%
PIMCO Foreign Bond - Administrative Shares                                    0.48%             N/A              5.83%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              1.16%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.35%             N/A              6.38%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.04%            N/A             -19.43%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.48%            N/A             -21.35%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.23%             N/A              2.11%
Fidelity VIP Overseas - Service Class 2                                      -27.72%            N/A             -25.59%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.77%            N/A             -11.63%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.84%            N/A             -28.58%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.28%            N/A             -16.18%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.61%            N/A              -4.26%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.27%            N/A             -67.23%
PIMCO Foreign Bond - Administrative Shares                                    0.37%             N/A              5.73%
PIMCO Money Market - Administrative Shares                                   -6.29%             N/A              1.06%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.24%             N/A              6.28%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.12%            N/A             -19.52%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.65%            N/A             -21.52%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.01%             N/A              1.89%
Fidelity VIP Overseas - Service Class 2                                      -27.88%            N/A             -25.75%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.94%            N/A             -11.82%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.98%            N/A             -28.74%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.45%            N/A             -16.36%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.77%            N/A              -4.46%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.37%            N/A             -67.33%
PIMCO Foreign Bond - Administrative Shares                                    0.16%             N/A              5.51%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.85%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.02%             N/A              6.06%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.29%            N/A             -19.69%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.44%            N/A             -21.30%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.28%             N/A              2.16%
Fidelity VIP Overseas - Service Class 2                                      -27.68%            N/A             -25.55%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.73%            N/A             -11.58%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.81%            N/A             -28.55%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.24%            N/A             -16.13%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.57%            N/A              -4.21%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.25%            N/A             -67.21%
PIMCO Foreign Bond - Administrative Shares                                    0.42%             N/A              5.78%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              1.11%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.29%             N/A              6.33%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.08%            N/A             -19.47%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.61%            N/A             -21.47%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.06%             N/A              1.95%
Fidelity VIP Overseas - Service Class 2                                      -27.84%            N/A             -25.71%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.90%            N/A             -11.77%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.94%            N/A             -28.70%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.41%            N/A             -16.31%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.73%            N/A              -4.41%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.35%            N/A             -67.31%
PIMCO Foreign Bond - Administrative Shares                                    0.21%             N/A              5.57%
PIMCO Money Market - Administrative Shares                                   -6.44%             N/A              0.91%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.08%             N/A              6.12%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.24%            N/A             -19.65%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A



(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.69%            N/A             -21.56%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.96%             N/A              1.84%
Fidelity VIP Overseas - Service Class 2                                      -27.92%            N/A             -25.79%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.99%            N/A             -11.87%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.01%            N/A             -28.78%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.49%            N/A             -16.40%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.81%            N/A              -4.50%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.40%            N/A             -67.36%
PIMCO Foreign Bond - Administrative Shares                                    0.11%             N/A              5.46%
PIMCO Money Market - Administrative Shares                                   -6.54%             N/A              0.80%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.97%             N/A              6.01%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.33%            N/A             -19.74%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.85%            N/A             -21.73%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.74%             N/A              1.63%
Fidelity VIP Overseas - Service Class 2                                      -28.07%            N/A             -25.95%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.15%            N/A             -12.05%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.14%            N/A             -28.93%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.65%            N/A             -16.58%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.97%            N/A              -4.70%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.49%            N/A             -67.45%
PIMCO Foreign Bond - Administrative Shares                                   -0.11%             N/A              5.25%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.60%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.76%             N/A              5.79%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.50%            N/A             -19.91%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.56%            N/A             -21.43%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          2.12%             N/A              2.00%
Fidelity VIP Overseas - Service Class 2                                      -27.80%            N/A             -25.67%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -20.86%            N/A             -11.72%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -38.91%            N/A             -28.66%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.37%            N/A             -16.27%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.69%            N/A              -4.36%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.32%            N/A             -67.28%
PIMCO Foreign Bond - Administrative Shares                                    0.26%             N/A              5.62%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              0.96%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    1.13%             N/A              6.17%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.20%            N/A             -19.61%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A







 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.73%            N/A             -21.60%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.90%             N/A              1.79%
Fidelity VIP Overseas - Service Class 2                                      -27.96%            N/A             -25.83%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.03%            N/A             -11.91%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.04%            N/A             -28.82%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.53%            N/A             -16.45%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.85%            N/A              -4.55%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.42%            N/A             -67.38%
PIMCO Foreign Bond - Administrative Shares                                    0.05%             N/A              5.41%
PIMCO Money Market - Administrative Shares                                   -6.59%             N/A              0.75%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.92%             N/A              5.95%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.37%            N/A             -19.78%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.81%            N/A             -21.69%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.80%             N/A              1.68%
Fidelity VIP Overseas - Service Class 2                                      -28.03%            N/A             -25.91%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.11%            N/A             -12.01%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.11%            N/A             -28.90%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.61%            N/A             -16.54%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.93%            N/A              -4.65%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.47%            N/A             -67.43%
PIMCO Foreign Bond - Administrative Shares                                   -0.05%             N/A              5.30%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.65%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.81%             N/A              5.85%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.45%            N/A             -19.87%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A              N/A               N/A
AIM V.I. Capital Appreciation - Series II                                      N/A              N/A               N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A              N/A               N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A              N/A               N/A
AIM V.I. Premier Equity - Series II                                            N/A              N/A               N/A
Alger American Growth - Class S                                                N/A              N/A               N/A
Alger American Leveraged AllCap - Class S                                      N/A              N/A               N/A
Alger American MidCap Growth - Class S                                         N/A              N/A               N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A              N/A               N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A              N/A               N/A
Fidelity VIP Equity-Income - Service Class 2                                 -24.97%            N/A             -21.86%
Fidelity VIP Growth - Service Class 2                                          N/A              N/A               N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          1.58%             N/A              1.46%
Fidelity VIP Overseas - Service Class 2                                      -28.19%            N/A             -26.07%
Fidelity VIP Index 500 - Service Class 2                                       N/A              N/A               N/A
Janus Aspen Series Balanced: Service Shares                                    N/A              N/A               N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A              N/A               N/A
Janus Aspen Series International Value: Service Shares                       -21.28%            N/A             -12.19%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                                N/A              N/A               N/A
MFS Investors Growth Stock - Service Class                                     N/A              N/A               N/A
MFS Investors Trust - Service Class                                            N/A              N/A               N/A
MFS New Discovery - Service Class                                            -39.24%            N/A             -29.05%
MFS Total Return - Service Class                                               N/A              N/A               N/A
MFS Value - Service Class                                                      N/A              N/A               N/A
Oppenheimer Global Securities - Service Shares                                 N/A              N/A               N/A
Oppenheimer Main Street Small Cap - Service Shares                           -23.78%            N/A             -16.72%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.09%            N/A              -4.84%
PEA Renaissance                                                                N/A              N/A               N/A
PEA Science and Technology                                                   -56.57%            N/A             -67.53%
PIMCO Foreign Bond - Administrative Shares                                   -0.26%             N/A              5.09%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.45%
PIMCO Real Return - Administrative Shares                                      N/A              N/A               N/A
PIMCO Total Return - Administrative Shares                                    0.60%             N/A              5.63%
Rydex Sector Rotation                                                          N/A              N/A               N/A
Salomon Brothers Variable All Cap - Class II                                   N/A              N/A               N/A
Salomon Brothers Variable High Yield - Class II                                N/A              N/A               N/A
Salomon Brothers Variable Investors - Class II                                 N/A              N/A               N/A
T. Rowe Price Equity Income - II                                               N/A              N/A               N/A
T. Rowe Price Blue Chip Growth - II                                            N/A              N/A               N/A
Van Eck Worldwide Emerging Markets                                             N/A              N/A               N/A
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                  N/A              N/A               N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A              N/A               N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A              N/A               N/A
Van Kampen LIT Growth and Income, Class II                                   -22.62%            N/A             -20.04%
Van Kampen UIF Equity Growth, Class II                                         N/A              N/A               N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A              N/A               N/A


Adjusted Historical Total Returns Method 1

Set out below are the adjusted historical total returns for each Variable
Sub-Account using Method 1 for the periods ended December 31, 2003. Adjusted historical total returns using Method 1 are not shown for the Morgan Stanley UIF
Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF
Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those
Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below do not reflect withdrawal charges or the $30 annual contract maintenance charge.



Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997


(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.67%            N/A             -17.39%
AIM V.I. Capital Appreciation - Series II                                    -25.78%           -4.14%            5.25%
AIM V.I. Dent Demographic Trends - Series II                                 -33.45%            N/A             -28.96%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.73%            N/A              -5.31%
AIM V.I. Premier Equity - Series II                                          -31.62%           -4.08%            5.76%
Alger American Growth - Class S                                              -34.26%           -1.97%            7.08%
Alger American Leveraged AllCap - Class S                                    -35.18%           1.27%             11.37%
Alger American MidCap Growth - Class S                                       -31.29%           2.19%             10.31%
Fidelity VIP Asset Manager - Service Class 2                                 -10.56%           -0.62%            4.94%
Fidelity VIP Contrafund - Service Class 2                                    -11.13%           1.70%             10.09%
Fidelity VIP Equity-Income - Service Class 2                                 -18.55%           -1.63%            7.66%
Fidelity VIP Growth - Service Class 2                                        -31.47%           -2.29%            6.32%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.24%            5.34%             5.19%
Fidelity VIP Overseas - Service Class 2                                      -21.80%           -5.76%            2.70%
Fidelity VIP Index 500 - Service Class 2                                     -23.76%           -2.76%            6.94%
Janus Aspen Series Balanced: Service Shares                                  -8.25%            6.15%             9.72%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.35%           5.04%             8.61%
Janus Aspen Series International Value: Service Shares                       -14.83%            N/A              -7.13%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.60%            -2.43%            1.64%
MFS Investors Growth Stock - Service Class                                   -28.94%            N/A             -10.41%
MFS Investors Trust - Service Class                                          -22.48%           -4.92%            3.51%
MFS New Discovery - Service Class                                            -32.95%            N/A              0.24%
MFS Total Return - Service Class                                             -6.95%            3.03%             8.62%
MFS Value - Service Class                                                      N/A              N/A             -15.25%
Oppenheimer Global Securities - Service Shares                               -23.68%           3.45%             9.85%
Oppenheimer Main Street Small Cap - Service Shares                           -17.35%            N/A              -2.59%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.68%            N/A              -3.52%
PEA Renaissance                                                                N/A              N/A             -13.37%
PEA Science and Technology                                                   -50.43%            N/A             -54.91%
PIMCO Foreign Bond - Administrative Shares                                    6.38%             N/A              4.18%
PIMCO Money Market - Administrative Shares                                   -0.30%             N/A              2.10%
PIMCO Real Return - Administrative Shares                                    15.59%             N/A              10.26%
PIMCO Total Return - Administrative Shares                                    7.25%            5.27%             5.26%
Rydex Sector Rotation                                                          N/A              N/A             -23.28%
Salomon Brothers Variable All Cap - Class II                                 -26.51%            N/A              3.53%
Salomon Brothers Variable High Yield - Class II                               4.77%             N/A              1.40%
Salomon Brothers Variable Investors - Class II                               -24.57%            N/A              -1.04%
T. Rowe Price Equity Income - II                                             -14.82%           0.45%             8.92%
T. Rowe Price Blue Chip Growth - II                                          -25.39%            N/A             -20.53%
Van Eck Worldwide Emerging Markets                                           -4.66%            -7.66%            -4.57%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.49%            -5.74%            3.29%
Van Kampen LIT Aggressive Growth, Class II                                   -33.66%            N/A             -41.30%
Van Kampen LIT Government Portfolio, Class II                                 7.49%            4.67%             4.40%
Van Kampen LIT Growth and Income, Class II                                   -16.18%           3.33%             6.08%
Van Kampen UIF Equity Growth, Class II                                       -29.26%           -4.00%            1.04%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.68%            2.34%             4.65%


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.83%            N/A             -17.55%
AIM V.I. Capital Appreciation - Series II                                    -25.93%           -4.33%            5.04%
AIM V.I. Dent Demographic Trends - Series II                                 -33.59%            N/A             -29.10%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.90%            N/A              -5.50%
AIM V.I. Premier Equity - Series II                                          -31.76%           -4.27%            5.54%
Alger American Growth - Class S                                              -34.39%           -2.17%            6.87%
Alger American Leveraged AllCap - Class S                                    -35.30%           1.06%             11.14%
Alger American MidCap Growth - Class S                                       -31.42%           1.99%             10.09%
Fidelity VIP Asset Manager - Service Class 2                                 -10.74%           -0.82%            4.73%
Fidelity VIP Contrafund - Service Class 2                                    -11.31%           1.49%             9.87%
Fidelity VIP Equity-Income - Service Class 2                                 -18.71%           -1.83%            7.45%
Fidelity VIP Growth - Service Class 2                                        -31.61%           -2.49%            6.11%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.02%            5.13%             4.98%
Fidelity VIP Overseas - Service Class 2                                      -21.96%           -5.95%            2.49%
Fidelity VIP Index 500 - Service Class 2                                     -23.91%           -2.95%            6.72%
Janus Aspen Series Balanced: Service Shares                                  -8.43%            5.93%             9.51%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.51%           4.83%             8.40%
Janus Aspen Series International Value: Service Shares                       -15.00%            N/A              -7.31%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.40%            -2.62%            1.44%
MFS Investors Growth Stock - Service Class                                   -29.08%            N/A             -10.59%
MFS Investors Trust - Service Class                                          -22.64%           -5.11%            3.30%
MFS New Discovery - Service Class                                            -33.09%            N/A              0.04%
MFS Total Return - Service Class                                             -7.13%            2.83%             8.40%
MFS Value - Service Class                                                      N/A              N/A             -15.42%
Oppenheimer Global Securities - Service Shares                               -23.83%           3.24%             9.63%
Oppenheimer Main Street Small Cap - Service Shares                           -17.51%            N/A              -2.78%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.84%            N/A              -3.72%
PEA Renaissance                                                                N/A              N/A             -13.46%
PEA Science and Technology                                                   -50.53%            N/A             -55.00%
PIMCO Foreign Bond - Administrative Shares                                    6.16%             N/A              3.98%
PIMCO Money Market - Administrative Shares                                   -0.50%             N/A              1.90%
PIMCO Real Return - Administrative Shares                                    15.36%             N/A              10.04%
PIMCO Total Return - Administrative Shares                                    7.03%            5.06%             5.05%
Rydex Sector Rotation                                                          N/A              N/A             -23.48%
Salomon Brothers Variable All Cap - Class II                                 -26.65%            N/A              3.32%
Salomon Brothers Variable High Yield - Class II                               4.56%             N/A              1.20%
Salomon Brothers Variable Investors - Class II                               -24.72%            N/A              -1.24%
T. Rowe Price Equity Income - II                                             -14.99%           0.25%             8.70%
T. Rowe Price Blue Chip Growth - II                                          -25.54%            N/A             -20.69%
Van Eck Worldwide Emerging Markets                                           -4.85%            -7.84%            -4.76%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.68%            -5.93%            3.08%
Van Kampen LIT Aggressive Growth, Class II                                   -33.79%            N/A             -41.42%
Van Kampen LIT Government Portfolio, Class II                                 7.28%            4.46%             4.19%
Van Kampen LIT Growth and Income, Class II                                   -16.35%           3.13%             5.86%
Van Kampen UIF Equity Growth, Class II                                       -29.40%           -4.19%            0.84%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.87%            2.14%             4.44%

 (With the Enhanced Beneficiary Protection (Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.90%            N/A             -17.64%
AIM V.I. Capital Appreciation - Series II                                    -26.01%           -4.42%            4.93%
AIM V.I. Dent Demographic Trends - Series II                                 -33.65%            N/A             -29.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.99%            N/A              -5.60%
AIM V.I. Premier Equity - Series II                                          -31.83%           -4.37%            5.44%
Alger American Growth - Class S                                              -34.45%           -2.27%            6.76%
Alger American Leveraged AllCap - Class S                                    -35.37%           0.96%             11.03%
Alger American MidCap Growth - Class S                                       -31.49%           1.88%             9.98%
Fidelity VIP Asset Manager - Service Class 2                                 -10.83%           -0.92%            4.62%
Fidelity VIP Contrafund - Service Class 2                                    -11.40%           1.39%             9.76%
Fidelity VIP Equity-Income - Service Class 2                                 -18.79%           -1.93%            7.34%
Fidelity VIP Growth - Service Class 2                                        -31.68%           -2.58%            6.00%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.92%            5.03%             4.88%
Fidelity VIP Overseas - Service Class 2                                      -22.03%           -6.04%            2.39%
Fidelity VIP Index 500 - Service Class 2                                     -23.99%           -3.05%            6.62%
Janus Aspen Series Balanced: Service Shares                                  -8.52%            5.83%             9.40%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.59%           4.72%             8.29%
Janus Aspen Series International Value: Service Shares                       -15.08%            N/A              -7.41%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.30%            -2.72%            1.34%
MFS Investors Growth Stock - Service Class                                   -29.15%            N/A             -10.68%
MFS Investors Trust - Service Class                                          -22.72%           -5.20%            3.20%
MFS New Discovery - Service Class                                            -33.15%            N/A              -0.06%
MFS Total Return - Service Class                                             -7.23%            2.72%             8.29%
MFS Value - Service Class                                                      N/A              N/A             -15.50%
Oppenheimer Global Securities - Service Shares                               -23.91%           3.14%             9.52%
Oppenheimer Main Street Small Cap - Service Shares                           -17.60%            N/A              -2.88%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.92%            N/A              -3.81%
PEA Renaissance                                                                N/A              N/A             -13.50%
PEA Science and Technology                                                   -50.58%            N/A             -55.04%
PIMCO Foreign Bond - Administrative Shares                                    6.06%             N/A              3.87%
PIMCO Money Market - Administrative Shares                                   -0.60%             N/A              1.80%
PIMCO Real Return - Administrative Shares                                    15.24%             N/A              9.93%
PIMCO Total Return - Administrative Shares                                    6.93%            4.95%             4.95%
Rydex Sector Rotation                                                          N/A              N/A             -23.43%
Salomon Brothers Variable All Cap - Class II                                 -26.73%            N/A              3.22%
Salomon Brothers Variable High Yield - Class II                               4.46%             N/A              1.10%
Salomon Brothers Variable Investors - Class II                               -24.80%            N/A              -1.34%
T. Rowe Price Equity Income - II                                             -15.07%           0.15%             8.59%
T. Rowe Price Blue Chip Growth - II                                          -25.61%            N/A             -20.77%
Van Eck Worldwide Emerging Markets                                           -4.94%            -7.94%            -4.85%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.77%            -6.02%            2.98%
Van Kampen LIT Aggressive Growth, Class II                                   -33.86%            N/A             -41.48%
Van Kampen LIT Government Portfolio, Class II                                 7.17%            4.36%             4.08%
Van Kampen LIT Growth and Income, Class II                                   -16.43%           3.02%             5.76%
Van Kampen UIF Equity Growth, Class II                                       -29.47%           -4.29%            0.74%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.97%            2.03%             4.33%


(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.05%            N/A             -17.80%
AIM V.I. Capital Appreciation - Series II                                    -26.15%           -4.61%            4.72%
AIM V.I. Dent Demographic Trends - Series II                                 -33.79%            N/A             -29.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.17%            N/A              -5.79%
AIM V.I. Premier Equity - Series II                                          -31.97%           -4.56%            5.23%
Alger American Growth - Class S                                              -34.58%           -2.46%            6.55%
Alger American Leveraged AllCap - Class S                                    -35.50%           0.76%             10.81%
Alger American MidCap Growth - Class S                                       -31.63%           1.68%             9.76%
Fidelity VIP Asset Manager - Service Class 2                                 -11.01%           -1.12%            4.41%
Fidelity VIP Contrafund - Service Class 2                                    -11.57%           1.19%             9.54%
Fidelity VIP Equity-Income - Service Class 2                                 -18.96%           -2.12%            7.13%
Fidelity VIP Growth - Service Class 2                                        -31.82%           -2.78%            5.79%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.70%            4.82%             4.67%
Fidelity VIP Overseas - Service Class 2                                      -22.19%           -6.23%            2.19%
Fidelity VIP Index 500 - Service Class 2                                     -24.14%           -3.24%            6.40%
Janus Aspen Series Balanced: Service Shares                                  -8.71%            5.62%             9.18%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.76%           4.51%             8.07%
Janus Aspen Series International Value: Service Shares                       -15.25%            N/A              -7.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.10%            -2.92%            1.14%
MFS Investors Growth Stock - Service Class                                   -29.29%            N/A             -10.86%
MFS Investors Trust - Service Class                                          -22.87%           -5.39%            2.99%
MFS New Discovery - Service Class                                            -33.29%            N/A              -0.26%
MFS Total Return - Service Class                                             -7.41%            2.52%             8.07%
MFS Value - Service Class                                                      N/A              N/A             -15.67%
Oppenheimer Global Securities - Service Shares                               -24.06%           2.93%             9.30%
Oppenheimer Main Street Small Cap - Service Shares                           -17.76%            N/A              -3.07%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.08%            N/A              -4.01%
PEA Renaissance                                                                N/A              N/A             -13.59%
PEA Science and Technology                                                   -50.68%            N/A             -55.13%
PIMCO Foreign Bond - Administrative Shares                                    5.85%             N/A              3.66%
PIMCO Money Market - Administrative Shares                                   -0.80%             N/A              1.59%
PIMCO Real Return - Administrative Shares                                    15.01%             N/A              9.71%
PIMCO Total Return - Administrative Shares                                    6.71%            4.74%             4.74%
Rydex Sector Rotation                                                          N/A              N/A             -23.54%
Salomon Brothers Variable All Cap - Class II                                 -26.87%            N/A              3.01%
Salomon Brothers Variable High Yield - Class II                               4.25%             N/A              0.90%
Salomon Brothers Variable Investors - Class II                               -24.95%            N/A              -1.54%
T. Rowe Price Equity Income - II                                             -15.24%           -0.05%            8.37%
T. Rowe Price Blue Chip Growth - II                                          -25.76%            N/A             -20.93%
Van Eck Worldwide Emerging Markets                                           -5.13%            -8.12%            -5.04%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.96%            -6.21%            2.77%
Van Kampen LIT Aggressive Growth, Class II                                   -33.99%            N/A             -41.60%
Van Kampen LIT Government Portfolio, Class II                                 6.96%            4.15%             3.88%
Van Kampen LIT Growth and Income, Class II                                   -16.60%           2.82%             5.55%
Van Kampen UIF Equity Growth, Class II                                       -29.61%           -4.48%            0.54%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.16%            1.83%             4.12%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.86%            N/A             -17.59%
AIM V.I. Capital Appreciation - Series II                                    -25.97%           -4.37%            4.99%
AIM V.I. Dent Demographic Trends - Series II                                 -33.62%            N/A             -29.14%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.95%            N/A              -5.55%
AIM V.I. Premier Equity - Series II                                          -31.80%           -4.32%            5.49%
Alger American Growth - Class S                                              -34.42%           -2.22%            6.82%
Alger American Leveraged AllCap - Class S                                    -35.34%           1.01%             11.09%
Alger American MidCap Growth - Class S                                       -31.46%           1.94%             10.03%
Fidelity VIP Asset Manager - Service Class 2                                 -10.79%           -0.87%            4.67%
Fidelity VIP Contrafund - Service Class 2                                    -11.35%           1.44%             9.82%
Fidelity VIP Equity-Income - Service Class 2                                 -18.75%           -1.88%            7.40%
Fidelity VIP Growth - Service Class 2                                        -31.64%           -2.53%            6.06%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.97%            5.08%             4.93%
Fidelity VIP Overseas - Service Class 2                                      -21.99%           -5.99%            2.44%
Fidelity VIP Index 500 - Service Class 2                                     -23.95%           -3.00%            6.67%
Janus Aspen Series Balanced: Service Shares                                  -8.48%            5.88%             9.45%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.55%           4.77%             8.34%
Janus Aspen Series International Value: Service Shares                       -15.04%            N/A              -7.36%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.35%            -2.67%            1.39%
MFS Investors Growth Stock - Service Class                                   -29.11%            N/A             -10.64%
MFS Investors Trust - Service Class                                          -22.68%           -5.16%            3.25%
MFS New Discovery - Service Class                                            -33.12%            N/A              -0.01%
MFS Total Return - Service Class                                             -7.18%            2.77%             8.35%
MFS Value - Service Class                                                      N/A              N/A             -15.46%
Oppenheimer Global Securities - Service Shares                               -23.87%           3.19%             9.57%
Oppenheimer Main Street Small Cap - Service Shares                           -17.55%            N/A              -2.83%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -19.88%            N/A              -3.77%
PEA Renaissance                                                                N/A              N/A             -13.48%
PEA Science and Technology                                                   -50.56%            N/A             -55.02%
PIMCO Foreign Bond - Administrative Shares                                    6.11%             N/A              3.92%
PIMCO Money Market - Administrative Shares                                   -0.55%             N/A              1.85%
PIMCO Real Return - Administrative Shares                                    15.30%             N/A              9.98%
PIMCO Total Return - Administrative Shares                                    6.98%            5.00%             5.00%
Rydex Sector Rotation                                                          N/A              N/A             -23.41%
Salomon Brothers Variable All Cap - Class II                                 -26.69%            N/A              3.27%
Salomon Brothers Variable High Yield - Class II                               4.51%             N/A              1.15%
Salomon Brothers Variable Investors - Class II                               -24.76%            N/A              -1.29%
T. Rowe Price Equity Income - II                                             -15.03%           0.20%             8.65%
T. Rowe Price Blue Chip Growth - II                                          -25.57%            N/A             -20.73%
Van Eck Worldwide Emerging Markets                                           -4.90%            -7.89%            -4.80%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.72%            -5.98%            3.03%
Van Kampen LIT Aggressive Growth, Class II                                   -33.83%            N/A             -41.45%
Van Kampen LIT Government Portfolio, Class II                                 7.22%            4.41%             4.14%
Van Kampen LIT Growth and Income, Class II                                   -16.39%           3.08%             5.81%
Van Kampen UIF Equity Growth, Class II                                       -29.44%           -4.24%            0.79%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -2.92%            2.08%             4.38%

(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.02%            N/A             -17.76%
AIM V.I. Capital Appreciation - Series II                                    -26.12%           -4.57%            4.78%
AIM V.I. Dent Demographic Trends - Series II                                 -33.75%            N/A             -29.28%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.12%            N/A              -5.74%
AIM V.I. Premier Equity - Series II                                          -31.93%           -4.51%            5.28%
Alger American Growth - Class S                                              -34.55%           -2.41%            6.60%
Alger American Leveraged AllCap - Class S                                    -35.47%           0.81%             10.87%
Alger American MidCap Growth - Class S                                       -31.59%           1.73%             9.81%
Fidelity VIP Asset Manager - Service Class 2                                 -10.96%           -1.07%            4.46%
Fidelity VIP Contrafund - Service Class 2                                    -11.53%           1.24%             9.60%
Fidelity VIP Equity-Income - Service Class 2                                 -18.92%           -2.07%            7.18%
Fidelity VIP Growth - Service Class 2                                        -31.78%           -2.73%            5.85%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.75%            4.87%             4.72%
Fidelity VIP Overseas - Service Class 2                                      -22.15%           -6.18%            2.24%
Fidelity VIP Index 500 - Service Class 2                                     -24.10%           -3.20%            6.46%
Janus Aspen Series Balanced: Service Shares                                  -8.66%            5.67%             9.23%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.72%           4.57%             8.13%
Janus Aspen Series International Value: Service Shares                       -15.21%            N/A              -7.54%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.15%            -2.87%            1.19%
MFS Investors Growth Stock - Service Class                                   -29.26%            N/A             -10.82%
MFS Investors Trust - Service Class                                          -22.83%           -5.35%            3.04%
MFS New Discovery - Service Class                                            -33.25%            N/A              -0.21%
MFS Total Return - Service Class                                             -7.36%            2.57%             8.13%
MFS Value - Service Class                                                      N/A              N/A             -15.63%
Oppenheimer Global Securities - Service Shares                               -24.02%           2.99%             9.35%
Oppenheimer Main Street Small Cap - Service Shares                           -17.72%            N/A              -3.03%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.04%            N/A              -3.96%
PEA Renaissance                                                                N/A              N/A             -13.57%
PEA Science and Technology                                                   -50.66%            N/A             -55.11%
PIMCO Foreign Bond - Administrative Shares                                    5.90%             N/A              3.72%
PIMCO Money Market - Administrative Shares                                   -0.75%             N/A              1.64%
PIMCO Real Return - Administrative Shares                                    15.07%             N/A              9.76%
PIMCO Total Return - Administrative Shares                                    6.77%            4.79%             4.79%
Rydex Sector Rotation                                                          N/A              N/A             -23.51%
Salomon Brothers Variable All Cap - Class II                                 -26.84%            N/A              3.07%
Salomon Brothers Variable High Yield - Class II                               4.30%             N/A              0.95%
Salomon Brothers Variable Investors - Class II                               -24.91%            N/A              -1.49%
T. Rowe Price Equity Income - II                                             -15.20%           0.00%             8.43%
T. Rowe Price Blue Chip Growth - II                                          -25.72%            N/A             -20.89%
Van Eck Worldwide Emerging Markets                                           -5.09%            -8.07%            -4.99%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.91%            -6.17%            2.82%
Van Kampen LIT Aggressive Growth, Class II                                   -33.96%            N/A             -41.57%
Van Kampen LIT Government Portfolio, Class II                                 7.01%            4.20%             3.93%
Van Kampen LIT Growth and Income, Class II                                   -16.56%           2.87%             5.60%
Van Kampen UIF Equity Growth, Class II                                       -29.58%           -4.43%            0.59%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.11%            1.88%             4.18%


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.09%            N/A             -17.84%
AIM V.I. Capital Appreciation - Series II                                    -26.19%           -4.66%            4.67%
AIM V.I. Dent Demographic Trends - Series II                                 -33.82%            N/A             -29.35%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.21%            N/A              -5.83%
AIM V.I. Premier Equity - Series II                                          -32.00%           -4.61%            5.18%
Alger American Growth - Class S                                              -34.62%           -2.51%            6.50%
Alger American Leveraged AllCap - Class S                                    -35.53%           0.71%             10.76%
Alger American MidCap Growth - Class S                                       -31.66%           1.63%             9.70%
Fidelity VIP Asset Manager - Service Class 2                                 -11.05%           -1.17%            4.36%
Fidelity VIP Contrafund - Service Class 2                                    -11.62%           1.14%             9.49%
Fidelity VIP Equity-Income - Service Class 2                                 -19.00%           -2.17%            7.07%
Fidelity VIP Growth - Service Class 2                                        -31.85%           -2.83%            5.74%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.65%            4.77%             4.62%
Fidelity VIP Overseas - Service Class 2                                      -22.23%           -6.27%            2.14%
Fidelity VIP Index 500 - Service Class 2                                     -24.18%           -3.29%            6.35%
Janus Aspen Series Balanced: Service Shares                                  -8.75%            5.56%             9.12%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.80%           4.46%             8.02%
Janus Aspen Series International Value: Service Shares                       -15.30%            N/A              -7.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.05%            -2.97%            1.09%
MFS Investors Growth Stock - Service Class                                   -29.33%            N/A             -10.91%
MFS Investors Trust - Service Class                                          -22.91%           -5.44%            2.94%
MFS New Discovery - Service Class                                            -33.32%            N/A              -0.31%
MFS Total Return - Service Class                                             -7.46%            2.47%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -15.71%
Oppenheimer Global Securities - Service Shares                               -24.10%           2.88%             9.24%
Oppenheimer Main Street Small Cap - Service Shares                           -17.80%            N/A              -3.12%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.12%            N/A              -4.05%
PEA Renaissance                                                                N/A              N/A             -13.62%
PEA Science and Technology                                                   -50.71%            N/A             -55.16%
PIMCO Foreign Bond - Administrative Shares                                    5.79%             N/A              3.61%
PIMCO Money Market - Administrative Shares                                   -0.85%             N/A              1.54%
PIMCO Real Return - Administrative Shares                                    14.95%             N/A              9.65%
PIMCO Total Return - Administrative Shares                                    6.66%            4.69%             4.69%
Rydex Sector Rotation                                                          N/A              N/A             -23.56%
Salomon Brothers Variable All Cap - Class II                                 -26.91%            N/A              2.96%
Salomon Brothers Variable High Yield - Class II                               4.20%             N/A              0.85%
Salomon Brothers Variable Investors - Class II                               -24.99%            N/A              -1.59%
T. Rowe Price Equity Income - II                                             -15.28%           -0.10%            8.32%
T. Rowe Price Blue Chip Growth - II                                          -25.80%            N/A             -20.97%
Van Eck Worldwide Emerging Markets                                           -5.18%            -8.17%            -5.09%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.01%            -6.26%            2.72%
Van Kampen LIT Aggressive Growth, Class II                                   -34.03%            N/A             -41.62%
Van Kampen LIT Government Portfolio, Class II                                 6.90%            4.10%             3.82%
Van Kampen LIT Growth and Income, Class II                                   -16.64%           2.77%             5.49%
Van Kampen UIF Equity Growth, Class II                                       -29.65%           -4.52%            0.49%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.21%            1.78%             4.07%

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.24%            N/A             -18.01%
AIM V.I. Capital Appreciation - Series II                                    -26.34%           -4.85%            4.46%
AIM V.I. Dent Demographic Trends - Series II                                 -33.95%            N/A             -29.49%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.38%            N/A              -6.02%
AIM V.I. Premier Equity - Series II                                          -32.14%           -4.80%            4.97%
Alger American Growth - Class S                                              -34.75%           -2.71%            6.28%
Alger American Leveraged AllCap - Class S                                    -35.66%           0.51%             10.53%
Alger American MidCap Growth - Class S                                       -31.80%           1.43%             9.48%
Fidelity VIP Asset Manager - Service Class 2                                 -11.23%           -1.36%            4.15%
Fidelity VIP Contrafund - Service Class 2                                    -11.79%           0.94%             9.27%
Fidelity VIP Equity-Income - Service Class 2                                 -19.16%           -2.37%            6.86%
Fidelity VIP Growth - Service Class 2                                        -31.99%           -3.02%            5.53%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.43%            4.56%             4.41%
Fidelity VIP Overseas - Service Class 2                                      -22.38%           -6.46%            1.93%
Fidelity VIP Index 500 - Service Class 2                                     -24.33%           -3.49%            6.14%
Janus Aspen Series Balanced: Service Shares                                  -8.93%            5.35%             8.91%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.96%           4.25%             7.80%
Janus Aspen Series International Value: Service Shares                       -15.47%            N/A              -7.82%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.15%            -3.16%            0.88%
MFS Investors Growth Stock - Service Class                                   -29.47%            N/A             -11.08%
MFS Investors Trust - Service Class                                          -23.06%           -5.63%            2.73%
MFS New Discovery - Service Class                                            -33.45%            N/A              -0.51%
MFS Total Return - Service Class                                             -7.64%            2.26%             7.80%
MFS Value - Service Class                                                      N/A              N/A             -15.88%
Oppenheimer Global Securities - Service Shares                               -24.25%           2.68%             9.02%
Oppenheimer Main Street Small Cap - Service Shares                           -17.97%            N/A              -3.32%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.28%            N/A              -4.24%
PEA Renaissance                                                                N/A              N/A             -13.70%
PEA Science and Technology                                                   -50.81%            N/A             -55.25%
PIMCO Foreign Bond - Administrative Shares                                    5.58%             N/A              3.41%
PIMCO Money Market - Administrative Shares                                   -1.05%             N/A              1.34%
PIMCO Real Return - Administrative Shares                                    14.72%             N/A              9.43%
PIMCO Total Return - Administrative Shares                                    6.45%            4.48%             4.48%
Rydex Sector Rotation                                                          N/A              N/A             -23.66%
Salomon Brothers Variable All Cap - Class II                                 -27.06%            N/A              2.76%
Salomon Brothers Variable High Yield - Class II                               3.99%             N/A              0.64%
Salomon Brothers Variable Investors - Class II                               -25.14%            N/A              -1.78%
T. Rowe Price Equity Income - II                                             -15.45%           -0.30%            8.10%
T. Rowe Price Blue Chip Growth - II                                          -25.94%            N/A             -21.13%
Van Eck Worldwide Emerging Markets                                           -5.37%            -8.35%            -5.28%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.20%            -6.45%            2.51%
Van Kampen LIT Aggressive Growth, Class II                                   -34.16%            N/A             -41.74%
Van Kampen LIT Government Portfolio, Class II                                 6.69%            3.89%             3.62%
Van Kampen LIT Growth and Income, Class II                                   -16.81%           2.56%             5.28%
Van Kampen UIF Equity Growth, Class II                                       -29.79%           -4.72%            0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.40%            1.58%             3.86%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.98%            N/A             -17.72%
AIM V.I. Capital Appreciation - Series II                                    -26.08%           -4.52%            4.83%
AIM V.I. Dent Demographic Trends - Series II                                 -33.72%            N/A             -29.25%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.08%            N/A              -5.69%
AIM V.I. Premier Equity - Series II                                          -31.90%           -4.46%            5.33%
Alger American Growth - Class S                                              -34.52%           -2.37%            6.66%
Alger American Leveraged AllCap - Class S                                    -35.43%           0.86%             10.92%
Alger American MidCap Growth - Class S                                       -31.56%           1.78%             9.87%
Fidelity VIP Asset Manager - Service Class 2                                 -10.92%           -1.02%            4.52%
Fidelity VIP Contrafund - Service Class 2                                    -11.48%           1.29%             9.65%
Fidelity VIP Equity-Income - Service Class 2                                 -18.88%           -2.03%            7.24%
Fidelity VIP Growth - Service Class 2                                        -31.75%           -2.68%            5.90%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.81%            4.92%             4.78%
Fidelity VIP Overseas - Service Class 2                                      -22.11%           -6.13%            2.29%
Fidelity VIP Index 500 - Service Class 2                                     -24.06%           -3.15%            6.51%
Janus Aspen Series Balanced: Service Shares                                  -8.61%            5.72%             9.29%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.68%           4.62%             8.18%
Janus Aspen Series International Value: Service Shares                       -15.17%            N/A              -7.50%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.20%            -2.82%            1.24%
MFS Investors Growth Stock - Service Class                                   -29.22%            N/A             -10.77%
MFS Investors Trust - Service Class                                          -22.79%           -5.30%            3.09%
MFS New Discovery - Service Class                                            -33.22%            N/A              -0.16%
MFS Total Return - Service Class                                             -7.32%            2.62%             8.18%
MFS Value - Service Class                                                      N/A              N/A             -15.58%
Oppenheimer Global Securities - Service Shares                               -23.99%           3.04%             9.41%
Oppenheimer Main Street Small Cap - Service Shares                           -17.68%            N/A              -2.98%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.00%            N/A              -3.91%
PEA Renaissance                                                                N/A              N/A             -13.55%
PEA Science and Technology                                                   -50.63%            N/A             -55.09%
PIMCO Foreign Bond - Administrative Shares                                    5.95%             N/A              3.77%
PIMCO Money Market - Administrative Shares                                   -0.70%             N/A              1.70%
PIMCO Real Return - Administrative Shares                                    15.13%             N/A              9.82%
PIMCO Total Return - Administrative Shares                                    6.82%            4.85%             4.84%
Rydex Sector Rotation                                                          N/A              N/A             -23.48%
Salomon Brothers Variable All Cap - Class II                                 -26.80%            N/A              3.12%
Salomon Brothers Variable High Yield - Class II                               4.35%             N/A              1.00%
Salomon Brothers Variable Investors - Class II                               -24.87%            N/A              -1.44%
T. Rowe Price Equity Income - II                                             -15.16%           0.05%             8.48%
T. Rowe Price Blue Chip Growth - II                                          -25.68%            N/A             -20.85%
Van Eck Worldwide Emerging Markets                                           -5.04%            -8.03%            -4.95%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.87%            -6.12%            2.87%
Van Kampen LIT Aggressive Growth, Class II                                   -33.93%            N/A             -41.54%
Van Kampen LIT Government Portfolio, Class II                                 7.06%            4.25%             3.98%
Van Kampen LIT Growth and Income, Class II                                   -16.51%           2.92%             5.65%
Van Kampen UIF Equity Growth, Class II                                       -29.54%           -4.38%            0.64%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.06%            1.93%             4.23%


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.13%            N/A             -17.88%
AIM V.I. Capital Appreciation - Series II                                    -26.23%           -4.71%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -33.85%            N/A             -29.39%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.25%            N/A              -5.88%
AIM V.I. Premier Equity - Series II                                          -32.03%           -4.65%            5.12%
Alger American Growth - Class S                                              -34.65%           -2.56%            6.44%
Alger American Leveraged AllCap - Class S                                    -35.56%           0.66%             10.70%
Alger American MidCap Growth - Class S                                       -31.70%           1.58%             9.65%
Fidelity VIP Asset Manager - Service Class 2                                 -11.10%           -1.22%            4.31%
Fidelity VIP Contrafund - Service Class 2                                    -11.66%           1.09%             9.43%
Fidelity VIP Equity-Income - Service Class 2                                 -19.04%           -2.22%            7.02%
Fidelity VIP Growth - Service Class 2                                        -31.88%           -2.87%            5.69%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.59%            4.71%             4.57%
Fidelity VIP Overseas - Service Class 2                                      -22.27%           -6.32%            2.09%
Fidelity VIP Index 500 - Service Class 2                                     -24.21%           -3.34%            6.30%
Janus Aspen Series Balanced: Service Shares                                  -8.80%            5.51%             9.07%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.84%           4.41%             7.96%
Janus Aspen Series International Value: Service Shares                       -15.34%            N/A              -7.68%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.00%            -3.01%            1.04%
MFS Investors Growth Stock - Service Class                                   -29.36%            N/A             -10.95%
MFS Investors Trust - Service Class                                          -22.95%           -5.49%            2.89%
MFS New Discovery - Service Class                                            -33.35%            N/A              -0.36%
MFS Total Return - Service Class                                             -7.50%            2.41%             7.97%
MFS Value - Service Class                                                      N/A              N/A             -15.75%
Oppenheimer Global Securities - Service Shares                               -24.14%           2.83%             9.19%
Oppenheimer Main Street Small Cap - Service Shares                           -17.84%            N/A              -3.17%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.16%            N/A              -4.10%
PEA Renaissance                                                                N/A              N/A             -13.64%
PEA Science and Technology                                                   -50.73%            N/A             -55.18%
PIMCO Foreign Bond - Administrative Shares                                    5.74%             N/A              3.56%
PIMCO Money Market - Administrative Shares                                   -0.90%             N/A              1.49%
PIMCO Real Return - Administrative Shares                                    14.90%             N/A              9.60%
PIMCO Total Return - Administrative Shares                                    6.61%            4.64%             4.63%
Rydex Sector Rotation                                                          N/A              N/A             -23.59%
Salomon Brothers Variable All Cap - Class II                                 -26.95%            N/A              2.91%
Salomon Brothers Variable High Yield - Class II                               4.14%             N/A              0.80%
Salomon Brothers Variable Investors - Class II                               -25.02%            N/A              -1.63%
T. Rowe Price Equity Income - II                                             -15.33%           -0.15%            8.27%
T. Rowe Price Blue Chip Growth - II                                          -25.83%            N/A             -21.01%
Van Eck Worldwide Emerging Markets                                           -5.23%            -8.21%            -5.14%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.06%            -6.31%            2.67%
Van Kampen LIT Aggressive Growth, Class II                                   -34.06%            N/A             -41.65%
Van Kampen LIT Government Portfolio, Class II                                 6.85%            4.05%             3.77%
Van Kampen LIT Growth and Income, Class II                                   -16.68%           2.72%             5.44%
Van Kampen UIF Equity Growth, Class II                                       -29.68%           -4.57%            0.44%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.26%            1.73%             4.02%

(With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.36%            N/A             -18.13%
AIM V.I. Capital Appreciation - Series II                                    -26.45%           -4.99%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -34.05%            N/A             -29.60%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.51%            N/A              -6.16%
AIM V.I. Premier Equity - Series II                                          -32.24%           -4.94%            4.81%
Alger American Growth - Class S                                              -34.85%           -2.85%            6.12%
Alger American Leveraged AllCap - Class S                                    -35.76%           0.36%             10.37%
Alger American MidCap Growth - Class S                                       -31.90%           1.27%             9.32%
Fidelity VIP Asset Manager - Service Class 2                                 -11.36%           -1.51%            4.00%
Fidelity VIP Contrafund - Service Class 2                                    -11.93%           0.78%             9.11%
Fidelity VIP Equity-Income - Service Class 2                                 -19.28%           -2.51%            6.70%
Fidelity VIP Growth - Service Class 2                                        -32.09%           -3.17%            5.37%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.27%            4.40%             4.25%
Fidelity VIP Overseas - Service Class 2                                      -22.50%           -6.60%            1.78%
Fidelity VIP Index 500 - Service Class 2                                     -24.44%           -3.63%            5.98%
Janus Aspen Series Balanced: Service Shares                                  -9.07%            5.19%             8.74%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.09%           4.10%             7.64%
Janus Aspen Series International Value: Service Shares                       -15.59%            N/A              -7.96%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.30%            -3.30%            0.73%
MFS Investors Growth Stock - Service Class                                   -29.57%            N/A             -11.22%
MFS Investors Trust - Service Class                                          -23.18%           -5.77%            2.58%
MFS New Discovery - Service Class                                            -33.56%            N/A              -0.66%
MFS Total Return - Service Class                                             -7.78%            2.11%             7.64%
MFS Value - Service Class                                                      N/A              N/A             -16.00%
Oppenheimer Global Securities - Service Shares                               -24.37%           2.52%             8.86%
Oppenheimer Main Street Small Cap - Service Shares                           -18.09%            N/A              -3.46%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.40%            N/A              -4.39%
PEA Renaissance                                                                N/A              N/A             -13.77%
PEA Science and Technology                                                   -50.88%            N/A             -55.31%
PIMCO Foreign Bond - Administrative Shares                                    5.42%             N/A              3.25%
PIMCO Money Market - Administrative Shares                                   -1.20%             N/A              1.19%
PIMCO Real Return - Administrative Shares                                    14.55%             N/A              9.27%
PIMCO Total Return - Administrative Shares                                    6.29%            4.32%             4.32%
Rydex Sector Rotation                                                          N/A              N/A             -23.74%
Salomon Brothers Variable All Cap - Class II                                 -27.17%            N/A              2.60%
Salomon Brothers Variable High Yield - Class II                               3.83%             N/A              0.49%
Salomon Brothers Variable Investors - Class II                               -25.25%            N/A              -1.93%
T. Rowe Price Equity Income - II                                             -15.58%           -0.45%            7.94%
T. Rowe Price Blue Chip Growth - II                                          -26.06%            N/A             -21.25%
Van Eck Worldwide Emerging Markets                                           -5.51%            -8.49%            -5.42%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.34%            -6.59%            2.36%
Van Kampen LIT Aggressive Growth, Class II                                   -34.26%            N/A             -41.83%
Van Kampen LIT Government Portfolio, Class II                                 6.53%            3.73%             3.46%
Van Kampen LIT Growth and Income, Class II                                   -16.93%           2.41%             5.13%
Van Kampen UIF Equity Growth, Class II                                       -29.90%           -4.86%            0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.55%            1.42%             3.71%



(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.17%            N/A             -18.10%
AIM V.I. Capital Appreciation - Series II                                    -26.28%           -4.55%            4.95%
AIM V.I. Dent Demographic Trends - Series II                                 -33.95%            N/A             -29.79%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.23%            N/A              -6.04%
AIM V.I. Premier Equity - Series II                                          -32.12%           -4.48%            5.46%
Alger American Growth - Class S                                              -34.76%           -2.34%            6.81%
Alger American Leveraged AllCap - Class S                                    -35.68%           0.95%             11.16%
Alger American MidCap Growth - Class S                                       -31.79%           1.83%             10.05%
Fidelity VIP Asset Manager - Service Class 2                                 -11.06%           -1.07%            4.59%
Fidelity VIP Contrafund - Service Class 2                                    -11.63%           1.30%             9.83%
Fidelity VIP Equity-Income - Service Class 2                                 -19.05%           -2.09%            7.38%
Fidelity VIP Growth - Service Class 2                                        -31.97%           -2.66%            6.04%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.74%            4.88%             4.78%
Fidelity VIP Overseas - Service Class 2                                      -22.30%           -6.21%            2.38%
Fidelity VIP Index 500 - Service Class 2                                     -24.26%           -3.18%            6.64%
Janus Aspen Series Balanced: Service Shares                                  -8.75%            5.78%             9.37%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.85%           4.72%             8.31%
Janus Aspen Series International Value: Service Shares                       -15.33%            N/A              -7.71%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                               0.10%            -2.97%            1.16%
MFS Investors Growth Stock - Service Class                                   -29.44%            N/A             -10.91%
MFS Investors Trust - Service Class                                          -22.98%           -5.37%            3.13%
MFS New Discovery - Service Class                                            -33.45%            N/A              -0.18%
MFS Total Return - Service Class                                             -7.45%            2.59%             8.30%
MFS Value - Service Class                                                      N/A              N/A             -15.75%
Oppenheimer Global Securities - Service Shares                               -24.18%           3.08%             9.59%
Oppenheimer Main Street Small Cap - Service Shares                           -17.85%            N/A              -3.09%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.18%            N/A              -4.11%
PEA Renaissance                                                                N/A              N/A             -13.87%
PEA Science and Technology                                                   -50.93%            N/A             -56.16%
PIMCO Foreign Bond - Administrative Shares                                    5.88%             N/A              3.68%
PIMCO Money Market - Administrative Shares                                   -0.80%             N/A              1.50%
PIMCO Real Return - Administrative Shares                                    15.09%             N/A              9.67%
PIMCO Total Return - Administrative Shares                                    6.75%            4.80%             4.80%
Rydex Sector Rotation                                                          N/A              N/A             -23.78%
Salomon Brothers Variable All Cap - Class II                                 -27.01%            N/A              3.14%
Salomon Brothers Variable High Yield - Class II                               4.27%             N/A              0.86%
Salomon Brothers Variable Investors - Class II                               -25.07%            N/A              -1.49%
T. Rowe Price Equity Income - II                                             -15.32%           0.00%             8.61%
T. Rowe Price Blue Chip Growth - II                                          -25.89%            N/A             -21.28%
Van Eck Worldwide Emerging Markets                                           -5.16%            -8.28%            -5.18%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -4.99%            -6.36%            2.95%
Van Kampen LIT Aggressive Growth, Class II                                   -34.16%            N/A             -42.21%
Van Kampen LIT Government Portfolio, Class II                                 6.99%            4.20%             3.96%
Van Kampen LIT Growth and Income, Class II                                   -16.68%           2.93%             5.63%
Van Kampen UIF Equity Growth, Class II                                       -29.76%           -4.41%            0.70%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.18%            1.82%             4.18%


(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.33%            N/A             -18.27%
AIM V.I. Capital Appreciation - Series II                                    -26.43%           -4.74%            4.73%
AIM V.I. Dent Demographic Trends - Series II                                 -34.09%            N/A             -29.93%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.40%            N/A              -6.23%
AIM V.I. Premier Equity - Series II                                          -32.26%           -4.68%            5.24%
Alger American Growth - Class S                                              -34.89%           -2.53%            6.60%
Alger American Leveraged AllCap - Class S                                    -35.80%           0.75%             10.93%
Alger American MidCap Growth - Class S                                       -31.92%           1.63%             9.83%
Fidelity VIP Asset Manager - Service Class 2                                 -11.24%           -1.27%            4.37%
Fidelity VIP Contrafund - Service Class 2                                    -11.81%           1.09%             9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -19.21%           -2.29%            7.16%
Fidelity VIP Growth - Service Class 2                                        -32.11%           -2.86%            5.82%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.52%            4.67%             4.56%
Fidelity VIP Overseas - Service Class 2                                      -22.46%           -6.40%            2.17%
Fidelity VIP Index 500 - Service Class 2                                     -24.41%           -3.37%            6.42%
Janus Aspen Series Balanced: Service Shares                                  -8.93%            5.57%             9.15%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.01%           4.51%             8.09%
Janus Aspen Series International Value: Service Shares                       -15.50%            N/A              -7.90%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.10%            -3.17%            0.96%
MFS Investors Growth Stock - Service Class                                   -29.58%            N/A             -11.10%
MFS Investors Trust - Service Class                                          -23.14%           -5.57%            2.92%
MFS New Discovery - Service Class                                            -33.59%            N/A              -0.38%
MFS Total Return - Service Class                                             -7.63%            2.38%             8.08%
MFS Value - Service Class                                                      N/A              N/A             -15.92%
Oppenheimer Global Securities - Service Shares                               -24.33%           2.88%             9.37%
Oppenheimer Main Street Small Cap - Service Shares                           -18.01%            N/A              -3.29%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.34%            N/A              -4.30%
PEA Renaissance                                                                N/A              N/A             -13.96%
PEA Science and Technology                                                   -51.03%            N/A             -56.25%
PIMCO Foreign Bond - Administrative Shares                                    5.66%             N/A              3.47%
PIMCO Money Market - Administrative Shares                                   -1.00%             N/A              1.30%
PIMCO Real Return - Administrative Shares                                    14.86%             N/A              9.45%
PIMCO Total Return - Administrative Shares                                    6.53%            4.59%             4.59%
Rydex Sector Rotation                                                          N/A              N/A             -23.88%
Salomon Brothers Variable All Cap - Class II                                 -27.15%            N/A              2.93%
Salomon Brothers Variable High Yield - Class II                               4.06%             N/A              0.66%
Salomon Brothers Variable Investors - Class II                               -25.22%            N/A              -1.69%
T. Rowe Price Equity Income - II                                             -15.49%           -0.21%            8.39%
T. Rowe Price Blue Chip Growth - II                                          -26.04%            N/A             -21.44%
Van Eck Worldwide Emerging Markets                                           -5.35%            -8.46%            -5.38%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.18%            -6.55%            2.74%
Van Kampen LIT Aggressive Growth, Class II                                   -34.29%            N/A             -42.32%
Van Kampen LIT Government Portfolio, Class II                                 6.78%            3.99%             3.75%
Van Kampen LIT Growth and Income, Class II                                   -16.85%           2.73%             5.42%
Van Kampen UIF Equity Growth, Class II                                       -29.90%           -4.61%            0.49%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.37%            1.62%             3.96%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.40%            N/A             -18.35%
AIM V.I. Capital Appreciation - Series II                                    -26.51%           -4.84%            4.63%
AIM V.I. Dent Demographic Trends - Series II                                 -34.15%            N/A             -30.00%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.49%            N/A              -6.33%
AIM V.I. Premier Equity - Series II                                          -32.33%           -4.77%            5.14%
Alger American Growth - Class S                                              -34.95%           -2.63%            6.49%
Alger American Leveraged AllCap - Class S                                    -35.87%           0.65%             10.82%
Alger American MidCap Growth - Class S                                       -31.99%           1.53%             9.72%
Fidelity VIP Asset Manager - Service Class 2                                 -11.33%           -1.37%            4.27%
Fidelity VIP Contrafund - Service Class 2                                    -11.90%           0.99%             9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -19.29%           -2.39%            7.05%
Fidelity VIP Growth - Service Class 2                                        -32.18%           -2.96%            5.72%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.42%            4.56%             4.46%
Fidelity VIP Overseas - Service Class 2                                      -22.53%           -6.50%            2.07%
Fidelity VIP Index 500 - Service Class 2                                     -24.49%           -3.47%            6.32%
Janus Aspen Series Balanced: Service Shares                                  -9.02%            5.46%             9.04%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.09%           4.41%             7.98%
Janus Aspen Series International Value: Service Shares                       -15.58%            N/A              -7.99%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.20%            -3.26%            0.86%
MFS Investors Growth Stock - Service Class                                   -29.65%            N/A             -11.19%
MFS Investors Trust - Service Class                                          -23.22%           -5.66%            2.82%
MFS New Discovery - Service Class                                            -33.65%            N/A              -0.48%
MFS Total Return - Service Class                                             -7.73%            2.28%             7.97%
MFS Value - Service Class                                                      N/A              N/A             -16.00%
Oppenheimer Global Securities - Service Shares                               -24.41%           2.77%             9.26%
Oppenheimer Main Street Small Cap - Service Shares                           -18.10%            N/A              -3.38%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.42%            N/A              -4.40%
PEA Renaissance                                                                N/A              N/A             -14.00%
PEA Science and Technology                                                   -51.08%            N/A             -56.30%
PIMCO Foreign Bond - Administrative Shares                                    5.56%             N/A              3.36%
PIMCO Money Market - Administrative Shares                                   -1.10%             N/A              1.19%
PIMCO Real Return - Administrative Shares                                    14.74%             N/A              9.34%
PIMCO Total Return - Administrative Shares                                    6.43%            4.48%             4.48%
Rydex Sector Rotation                                                          N/A              N/A             -23.93%
Salomon Brothers Variable All Cap - Class II                                 -27.23%            N/A              2.83%
Salomon Brothers Variable High Yield - Class II                               3.96%             N/A              0.56%
Salomon Brothers Variable Investors - Class II                               -25.30%            N/A              -1.79%
T. Rowe Price Equity Income - II                                             -15.57%           -0.31%            8.28%
T. Rowe Price Blue Chip Growth - II                                          -26.11%            N/A             -21.52%
Van Eck Worldwide Emerging Markets                                           -5.44%            -8.56%            -5.47%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.27%            -6.65%            2.64%
Van Kampen LIT Aggressive Growth, Class II                                   -34.36%            N/A             -42.38%
Van Kampen LIT Government Portfolio, Class II                                 6.67%            3.88%             3.64%
Van Kampen LIT Growth and Income, Class II                                   -16.93%           2.62%             5.31%
Van Kampen UIF Equity Growth, Class II                                       -29.97%           -4.70%            0.39%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.47%            1.51%             3.86%


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.55%            N/A             -18.52%
AIM V.I. Capital Appreciation - Series II                                    -26.65%           -5.03%            4.42%
AIM V.I. Dent Demographic Trends - Series II                                 -34.29%            N/A             -30.15%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.67%            N/A              -6.52%
AIM V.I. Premier Equity - Series II                                          -32.47%           -4.97%            4.92%
Alger American Growth - Class S                                              -35.08%           -2.83%            6.27%
Alger American Leveraged AllCap - Class S                                    -36.00%           0.45%             10.60%
Alger American MidCap Growth - Class S                                       -32.13%           1.32%             9.50%
Fidelity VIP Asset Manager - Service Class 2                                 -11.51%           -1.57%            4.06%
Fidelity VIP Contrafund - Service Class 2                                    -12.07%           0.79%             9.28%
Fidelity VIP Equity-Income - Service Class 2                                 -19.46%           -2.58%            6.83%
Fidelity VIP Growth - Service Class 2                                        -32.32%           -3.15%            5.50%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.20%            4.35%             4.24%
Fidelity VIP Overseas - Service Class 2                                      -22.69%           -6.69%            1.86%
Fidelity VIP Index 500 - Service Class 2                                     -24.64%           -3.67%            6.10%
Janus Aspen Series Balanced: Service Shares                                  -9.21%            5.25%             8.82%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.26%           4.20%             7.76%
Janus Aspen Series International Value: Service Shares                       -15.75%            N/A              -8.18%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.40%            -3.46%            0.65%
MFS Investors Growth Stock - Service Class                                   -29.79%            N/A             -11.37%
MFS Investors Trust - Service Class                                          -23.37%           -5.85%            2.61%
MFS New Discovery - Service Class                                            -33.79%            N/A              -0.68%
MFS Total Return - Service Class                                             -7.91%            2.07%             7.75%
MFS Value - Service Class                                                      N/A              N/A             -16.17%
Oppenheimer Global Securities - Service Shares                               -24.56%           2.56%             9.04%
Oppenheimer Main Street Small Cap - Service Shares                           -18.26%            N/A              -3.58%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.58%            N/A              -4.59%
PEA Renaissance                                                                N/A              N/A             -14.09%
PEA Science and Technology                                                   -51.18%            N/A             -56.39%
PIMCO Foreign Bond - Administrative Shares                                    5.35%             N/A              3.15%
PIMCO Money Market - Administrative Shares                                   -1.30%             N/A              0.99%
PIMCO Real Return - Administrative Shares                                    14.51%             N/A              9.12%
PIMCO Total Return - Administrative Shares                                    6.21%            4.27%             4.27%
Rydex Sector Rotation                                                          N/A              N/A             -24.04%
Salomon Brothers Variable All Cap - Class II                                 -27.37%            N/A              2.62%
Salomon Brothers Variable High Yield - Class II                               3.75%             N/A              0.35%
Salomon Brothers Variable Investors - Class II                               -25.45%            N/A              -1.99%
T. Rowe Price Equity Income - II                                             -15.74%           -0.51%            8.06%
T. Rowe Price Blue Chip Growth - II                                          -26.26%            N/A             -21.68%
Van Eck Worldwide Emerging Markets                                           -5.63%            -8.75%            -5.67%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.46%            -6.84%            2.43%
Van Kampen LIT Aggressive Growth, Class II                                   -34.49%            N/A             -42.50%
Van Kampen LIT Government Portfolio, Class II                                 6.46%            3.67%             3.43%
Van Kampen LIT Growth and Income, Class II                                   -17.10%           2.41%             5.10%
Van Kampen UIF Equity Growth, Class II                                       -30.11%           -4.90%            0.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.66%            1.31%             3.65%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.36%            N/A             -18.31%
AIM V.I. Capital Appreciation - Series II                                    -26.47%           -4.79%            4.68%
AIM V.I. Dent Demographic Trends - Series II                                 -34.12%            N/A             -29.97%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.45%            N/A              -6.28%
AIM V.I. Premier Equity - Series II                                          -32.30%           -4.72%            5.19%
Alger American Growth - Class S                                              -34.92%           -2.58%            6.54%
Alger American Leveraged AllCap - Class S                                    -35.84%           0.70%             10.88%
Alger American MidCap Growth - Class S                                       -31.96%           1.58%             9.77%
Fidelity VIP Asset Manager - Service Class 2                                 -11.29%           -1.32%            4.32%
Fidelity VIP Contrafund - Service Class 2                                    -11.85%           1.04%             9.55%
Fidelity VIP Equity-Income - Service Class 2                                 -19.25%           -2.34%            7.10%
Fidelity VIP Growth - Service Class 2                                        -32.14%           -2.91%            5.77%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.47%            4.61%             4.51%
Fidelity VIP Overseas - Service Class 2                                      -22.49%           -6.45%            2.12%
Fidelity VIP Index 500 - Service Class 2                                     -24.45%           -3.42%            6.37%
Janus Aspen Series Balanced: Service Shares                                  -8.98%            5.51%             9.10%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.05%           4.46%             8.03%
Janus Aspen Series International Value: Service Shares                       -15.54%            N/A              -7.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.15%            -3.22%            0.91%
MFS Investors Growth Stock - Service Class                                   -29.61%            N/A             -11.14%
MFS Investors Trust - Service Class                                          -23.18%           -5.61%            2.87%
MFS New Discovery - Service Class                                            -33.62%            N/A              -0.43%
MFS Total Return - Service Class                                             -7.68%            2.33%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -15.96%
Oppenheimer Global Securities - Service Shares                               -24.37%           2.82%             9.32%
Oppenheimer Main Street Small Cap - Service Shares                           -18.05%            N/A              -3.34%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.38%            N/A              -4.35%
PEA Renaissance                                                                N/A              N/A             -13.98%
PEA Science and Technology                                                   -51.06%            N/A             -56.27%
PIMCO Foreign Bond - Administrative Shares                                    5.61%             N/A              3.42%
PIMCO Money Market - Administrative Shares                                   -1.05%             N/A              1.25%
PIMCO Real Return - Administrative Shares                                    14.80%             N/A              9.39%
PIMCO Total Return - Administrative Shares                                    6.48%            4.54%             4.53%
Rydex Sector Rotation                                                          N/A              N/A             -23.91%
Salomon Brothers Variable All Cap - Class II                                 -27.19%            N/A              2.88%
Salomon Brothers Variable High Yield - Class II                               4.01%             N/A              0.61%
Salomon Brothers Variable Investors - Class II                               -25.26%            N/A              -1.74%
T. Rowe Price Equity Income - II                                             -15.53%           -0.26%            8.33%
T. Rowe Price Blue Chip Growth - II                                          -26.07%            N/A             -21.48%
Van Eck Worldwide Emerging Markets                                           -5.40%            -8.51%            -5.43%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.22%            -6.60%            2.69%
Van Kampen LIT Aggressive Growth, Class II                                   -34.33%            N/A             -42.35%
Van Kampen LIT Government Portfolio, Class II                                 6.72%            3.94%             3.70%
Van Kampen LIT Growth and Income, Class II                                   -16.89%           2.67%             5.36%
Van Kampen UIF Equity Growth, Class II                                       -29.94%           -4.66%            0.44%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.42%            1.56%             3.91%

(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.52%            N/A             -18.47%
AIM V.I. Capital Appreciation - Series II                                    -26.62%           -4.99%            4.47%
AIM V.I. Dent Demographic Trends - Series II                                 -34.25%            N/A             -30.11%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.62%            N/A              -6.47%
AIM V.I. Premier Equity - Series II                                          -32.43%           -4.92%            4.98%
Alger American Growth - Class S                                              -35.05%           -2.78%            6.33%
Alger American Leveraged AllCap - Class S                                    -35.97%           0.50%             10.65%
Alger American MidCap Growth - Class S                                       -32.09%           1.37%             9.55%
Fidelity VIP Asset Manager - Service Class 2                                 -11.46%           -1.52%            4.11%
Fidelity VIP Contrafund - Service Class 2                                    -12.03%           0.84%             9.33%
Fidelity VIP Equity-Income - Service Class 2                                 -19.42%           -2.53%            6.89%
Fidelity VIP Growth - Service Class 2                                        -32.28%           -3.11%            5.56%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.25%            4.40%             4.30%
Fidelity VIP Overseas - Service Class 2                                      -22.65%           -6.64%            1.92%
Fidelity VIP Index 500 - Service Class 2                                     -24.60%           -3.62%            6.16%
Janus Aspen Series Balanced: Service Shares                                  -9.16%            5.30%             8.88%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.22%           4.25%             7.82%
Janus Aspen Series International Value: Service Shares                       -15.71%            N/A              -8.13%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.35%            -3.41%            0.70%
MFS Investors Growth Stock - Service Class                                   -29.76%            N/A             -11.32%
MFS Investors Trust - Service Class                                          -23.33%           -5.80%            2.66%
MFS New Discovery - Service Class                                            -33.75%            N/A              -0.63%
MFS Total Return - Service Class                                             -7.86%            2.12%             7.80%
MFS Value - Service Class                                                      N/A              N/A             -16.13%
Oppenheimer Global Securities - Service Shares                               -24.52%           2.62%             9.10%
Oppenheimer Main Street Small Cap - Service Shares                           -18.22%            N/A              -3.53%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.54%            N/A              -4.54%
PEA Renaissance                                                                N/A              N/A             -14.07%
PEA Science and Technology                                                   -51.16%            N/A             -56.37%
PIMCO Foreign Bond - Administrative Shares                                    5.40%             N/A              3.21%
PIMCO Money Market - Administrative Shares                                   -1.25%             N/A              1.04%
PIMCO Real Return - Administrative Shares                                    14.57%             N/A              9.17%
PIMCO Total Return - Administrative Shares                                    6.27%            4.32%             4.32%
Rydex Sector Rotation                                                          N/A              N/A             -24.01%
Salomon Brothers Variable All Cap - Class II                                 -27.34%            N/A              2.67%
Salomon Brothers Variable High Yield - Class II                               3.80%             N/A              0.40%
Salomon Brothers Variable Investors - Class II                               -25.41%            N/A              -1.94%
T. Rowe Price Equity Income - II                                             -15.70%           -0.46%            8.11%
T. Rowe Price Blue Chip Growth - II                                          -26.22%            N/A             -21.64%
Van Eck Worldwide Emerging Markets                                           -5.59%            -8.70%            -5.62%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.41%            -6.79%            2.48%
Van Kampen LIT Aggressive Growth, Class II                                   -34.46%            N/A             -42.47%
Van Kampen LIT Government Portfolio, Class II                                 6.51%            3.72%             3.48%
Van Kampen LIT Growth and Income, Class II                                   -17.06%           2.47%             5.15%
Van Kampen UIF Equity Growth, Class II                                       -30.08%           -4.85%            0.24%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.61%            1.36%             3.70%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.59%            N/A             -18.56%
AIM V.I. Capital Appreciation - Series II                                    -26.69%           -5.08%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.32%            N/A             -30.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.71%            N/A              -6.56%
AIM V.I. Premier Equity - Series II                                          -32.50%           -5.01%            4.87%
Alger American Growth - Class S                                              -35.12%           -2.88%            6.22%
Alger American Leveraged AllCap - Class S                                    -36.03%           0.39%             10.54%
Alger American MidCap Growth - Class S                                       -32.16%           1.27%             9.44%
Fidelity VIP Asset Manager - Service Class 2                                 -11.55%           -1.62%            4.00%
Fidelity VIP Contrafund - Service Class 2                                    -12.12%           0.74%             9.22%
Fidelity VIP Equity-Income - Service Class 2                                 -19.50%           -2.63%            6.78%
Fidelity VIP Growth - Service Class 2                                        -32.35%           -3.20%            5.45%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.15%            4.29%             4.19%
Fidelity VIP Overseas - Service Class 2                                      -22.73%           -6.73%            1.81%
Fidelity VIP Index 500 - Service Class 2                                     -24.68%           -3.71%            6.05%
Janus Aspen Series Balanced: Service Shares                                  -9.25%            5.19%             8.77%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.30%           4.14%             7.71%
Janus Aspen Series International Value: Service Shares                       -15.80%            N/A              -8.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.45%            -3.51%            0.60%
MFS Investors Growth Stock - Service Class                                   -29.83%            N/A             -11.41%
MFS Investors Trust - Service Class                                          -23.41%           -5.90%            2.56%
MFS New Discovery - Service Class                                            -33.82%            N/A              -0.73%
MFS Total Return - Service Class                                             -7.96%            2.02%             7.69%
MFS Value - Service Class                                                      N/A              N/A             -16.21%
Oppenheimer Global Securities - Service Shares                               -24.60%           2.51%             8.99%
Oppenheimer Main Street Small Cap - Service Shares                           -18.30%            N/A              -3.63%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.62%            N/A              -4.64%
PEA Renaissance                                                                N/A              N/A             -14.21%
PEA Science and Technology                                                   -51.21%            N/A             -56.41%
PIMCO Foreign Bond - Administrative Shares                                    5.29%             N/A              3.10%
PIMCO Money Market - Administrative Shares                                   -1.35%             N/A              0.94%
PIMCO Real Return - Administrative Shares                                    14.45%             N/A              9.06%
PIMCO Total Return - Administrative Shares                                    6.16%            4.22%             4.22%
Rydex Sector Rotation                                                          N/A              N/A              24.06%
Salomon Brothers Variable All Cap - Class II                                 -27.41%            N/A              2.57%
Salomon Brothers Variable High Yield - Class II                               3.70%             N/A              0.30%
Salomon Brothers Variable Investors - Class II                               -25.49%            N/A              -2.04%
T. Rowe Price Equity Income - II                                             -15.78%           -0.56%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -26.30%            N/A             -21.72%
Van Eck Worldwide Emerging Markets                                           -5.68%            -8.79%            -5.72%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.51%            -6.88%            2.37%
Van Kampen LIT Aggressive Growth, Class II                                   -34.53%            N/A             -42.53%
Van Kampen LIT Government Portfolio, Class II                                 6.40%            3.62%             3.38%
Van Kampen LIT Growth and Income, Class II                                   -17.14%           2.36%             5.05%
Van Kampen UIF Equity Growth, Class II                                       -30.15%           -4.95%            0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.71%            1.25%             3.60%







(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.48%            N/A             -18.43%
AIM V.I. Capital Appreciation - Series II                                    -26.58%           -4.94%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -34.22%            N/A             -30.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.58%            N/A              -6.42%
AIM V.I. Premier Equity - Series II                                          -32.40%           -4.87%            5.03%
Alger American Growth - Class S                                              -35.02%           -2.73%            6.38%
Alger American Leveraged AllCap - Class S                                    -35.93%           0.55%             10.71%
Alger American MidCap Growth - Class S                                       -32.06%           1.42%             9.61%
Fidelity VIP Asset Manager - Service Class 2                                 -11.42%           -1.48%            4.16%
Fidelity VIP Contrafund - Service Class 2                                    -11.98%           0.89%             9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%           -2.48%            6.94%
Fidelity VIP Growth - Service Class 2                                        -32.25%           -3.06%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.31%            4.45%             4.35%
Fidelity VIP Overseas - Service Class 2                                      -22.61%           -6.59%            1.97%
Fidelity VIP Index 500 - Service Class 2                                     -24.56%           -3.57%            6.21%
Janus Aspen Series Balanced: Service Shares                                  -9.11%            5.35%             8.93%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.18%           4.30%             7.87%
Janus Aspen Series International Value: Service Shares                       -15.67%            N/A              -8.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.30%            -3.36%            0.75%
MFS Investors Growth Stock - Service Class                                   -29.72%            N/A             -11.28%
MFS Investors Trust - Service Class                                          -23.29%           -5.76%            2.72%
MFS New Discovery - Service Class                                            -33.72%            N/A              -0.58%
MFS Total Return - Service Class                                             -7.82%            2.17%             7.86%
MFS Value - Service Class                                                      N/A              N/A             -16.08%
Oppenheimer Global Securities - Service Shares                               -24.49%           2.67%             9.15%
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%            N/A              -3.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.50%            N/A              -4.49%
PEA Renaissance                                                                N/A              N/A             -14.05%
PEA Science and Technology                                                   -51.13%            N/A             -56.34%
PIMCO Foreign Bond - Administrative Shares                                    5.45%             N/A              3.26%
PIMCO Money Market - Administrative Shares                                   -1.20%             N/A              1.09%
PIMCO Real Return - Administrative Shares                                    14.63%             N/A              9.23%
PIMCO Total Return - Administrative Shares                                    6.32%            4.38%             4.37%
Rydex Sector Rotation                                                          N/A              N/A             -23.98%
Salomon Brothers Variable All Cap - Class II                                 -27.30%            N/A              2.72%
Salomon Brothers Variable High Yield - Class II                               3.85%             N/A              0.45%
Salomon Brothers Variable Investors - Class II                               -25.37%            N/A              -1.89%
T. Rowe Price Equity Income - II                                             -15.66%           -0.41%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -26.18%            N/A             -21.60%
Van Eck Worldwide Emerging Markets                                           -5.54%            -8.65%            -5.57%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.37%            -6.74%            2.53%
Van Kampen LIT Aggressive Growth, Class II                                   -34.43%            N/A             -42.44%
Van Kampen LIT Government Portfolio, Class II                                 6.56%            3.78%             3.54%
Van Kampen LIT Growth and Income, Class II                                   -17.01%           2.52%             5.20%
Van Kampen UIF Equity Growth, Class II                                       -30.04%           -4.80%            0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.56%            1.41%             3.75%




(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.48%            N/A             -18.43%
AIM V.I. Capital Appreciation - Series II                                    -26.58%           -4.94%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -34.22%            N/A             -30.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.58%            N/A              -6.42%
AIM V.I. Premier Equity - Series II                                          -32.40%           -4.87%            5.03%
Alger American Growth - Class S                                              -35.02%           -2.73%            6.38%
Alger American Leveraged AllCap - Class S                                    -35.93%           0.55%             10.71%
Alger American MidCap Growth - Class S                                       -32.06%           1.42%             9.61%
Fidelity VIP Asset Manager - Service Class 2                                 -11.42%           -1.48%            4.16%
Fidelity VIP Contrafund - Service Class 2                                    -11.98%           0.89%             9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%           -2.48%            6.94%
Fidelity VIP Growth - Service Class 2                                        -32.25%           -3.06%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.31%            4.45%             4.35%
Fidelity VIP Overseas - Service Class 2                                      -22.61%           -6.59%            1.97%
Fidelity VIP Index 500 - Service Class 2                                     -24.56%           -3.57%            6.21%
Janus Aspen Series Balanced: Service Shares                                  -9.11%            5.35%             8.93%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.18%           4.30%             7.87%
Janus Aspen Series International Value: Service Shares                       -15.67%            N/A              -8.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.30%            -3.36%            0.75%
MFS Investors Growth Stock - Service Class                                   -29.72%            N/A             -11.28%
MFS Investors Trust - Service Class                                          -23.29%           -5.76%            2.72%
MFS New Discovery - Service Class                                            -33.72%            N/A              -0.58%
MFS Total Return - Service Class                                             -7.82%            2.17%             7.86%
MFS Value - Service Class                                                      N/A              N/A             -16.08%
Oppenheimer Global Securities - Service Shares                               -24.49%           2.67%             9.15%
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%            N/A              -3.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.50%            N/A              -4.49%
PEA Renaissance                                                                N/A              N/A             -14.05%
PEA Science and Technology                                                   -51.13%            N/A             -56.34%
PIMCO Foreign Bond - Administrative Shares                                    5.45%             N/A              3.26%
PIMCO Money Market - Administrative Shares                                   -1.20%             N/A              1.09%
PIMCO Real Return - Administrative Shares                                    14.63%             N/A              9.23%
PIMCO Total Return - Administrative Shares                                    6.32%            4.38%             4.37%
Rydex Sector Rotation                                                          N/A              N/A             -23.98%
Salomon Brothers Variable All Cap - Class II                                 -27.30%            N/A              2.72%
Salomon Brothers Variable High Yield - Class II                               3.85%             N/A              0.45%
Salomon Brothers Variable Investors - Class II                               -25.37%            N/A              -1.89%
T. Rowe Price Equity Income - II                                             -15.66%           -0.41%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -26.18%            N/A             -21.60%
Van Eck Worldwide Emerging Markets                                           -5.54%            -8.65%            -5.57%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.37%            -6.74%            2.53%
Van Kampen LIT Aggressive Growth, Class II                                   -34.43%            N/A             -42.44%
Van Kampen LIT Government Portfolio, Class II                                 6.56%            3.78%             3.54%
Van Kampen LIT Growth and Income, Class II                                   -17.01%           2.52%             5.20%
Van Kampen UIF Equity Growth, Class II                                       -30.04%           -4.80%            0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.56%            1.41%             3.75%

(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.63%            N/A             -18.60%
AIM V.I. Capital Appreciation - Series II                                    -26.73%           -5.13%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -34.35%            N/A             -30.22%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.75%            N/A              -6.61%
AIM V.I. Premier Equity - Series II                                          -32.53%           -5.06%            4.82%
Alger American Growth - Class S                                              -35.15%           -2.93%            6.17%
Alger American Leveraged AllCap - Class S                                    -36.06%           0.34%             10.49%
Alger American MidCap Growth - Class S                                       -32.20%           1.22%             9.39%
Fidelity VIP Asset Manager - Service Class 2                                 -11.60%           -1.67%            3.95%
Fidelity VIP Contrafund - Service Class 2                                    -12.16%           0.69%             9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -19.54%           -2.68%            6.72%
Fidelity VIP Growth - Service Class 2                                        -32.38%           -3.25%            5.40%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.09%            4.24%             4.14%
Fidelity VIP Overseas - Service Class 2                                      -22.77%           -6.78%            1.76%
Fidelity VIP Index 500 - Service Class 2                                     -24.71%           -3.76%            5.99%
Janus Aspen Series Balanced: Service Shares                                  -9.30%            5.14%             8.71%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.34%           4.09%             7.65%
Janus Aspen Series International Value: Service Shares                       -15.84%            N/A              -8.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.50%            -3.56%            0.55%
MFS Investors Growth Stock - Service Class                                   -29.86%            N/A             -11.46%
MFS Investors Trust - Service Class                                          -23.45%           -5.95%            2.51%
MFS New Discovery - Service Class                                            -33.85%            N/A              -0.78%
MFS Total Return - Service Class                                             -8.00%            1.97%             7.64%
MFS Value - Service Class                                                      N/A              N/A             -16.25%
Oppenheimer Global Securities - Service Shares                               -24.64%           2.46%             8.93%
Oppenheimer Main Street Small Cap - Service Shares                           -18.34%            N/A              -3.68%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.66%            N/A              -4.69%
PEA Renaissance                                                                N/A              N/A             -14.14%
PEA Science and Technology                                                   -51.23%            N/A             -56.44%
PIMCO Foreign Bond - Administrative Shares                                    5.24%             N/A              3.05%
PIMCO Money Market - Administrative Shares                                   -1.40%             N/A              0.89%
PIMCO Real Return - Administrative Shares                                    14.40%             N/A              9.01%
PIMCO Total Return - Administrative Shares                                    6.11%            4.17%             4.16%
Rydex Sector Rotation                                                          N/A              N/A             -24.09%
Salomon Brothers Variable All Cap - Class II                                 -27.45%            N/A              2.51%
Salomon Brothers Variable High Yield - Class II                               3.64%             N/A              0.25%
Salomon Brothers Variable Investors - Class II                               -25.52%            N/A              -2.09%
T. Rowe Price Equity Income - II                                             -15.83%           -0.61%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -26.33%            N/A             -21.76%
Van Eck Worldwide Emerging Markets                                           -5.73%            -8.84%            -5.76%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.56%            -6.93%            2.32%
Van Kampen LIT Aggressive Growth, Class II                                   -34.56%            N/A             -42.56%
Van Kampen LIT Government Portfolio, Class II                                 6.35%            3.57%             3.33%
Van Kampen LIT Growth and Income, Class II                                   -17.18%           2.31%             4.99%
Van Kampen UIF Equity Growth, Class II                                       -30.18%           -4.99%            0.09%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.76%            1.20%             3.54%

(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Enhanced
Earnings Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.71%            N/A             -18.68%
AIM V.I. Capital Appreciation - Series II                                    -26.80%           -5.23%            4.20%
AIM V.I. Dent Demographic Trends - Series II                                 -34.42%            N/A             -30.29%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.84%            N/A              -6.70%
AIM V.I. Premier Equity - Series II                                          -32.60%           -5.16%            4.71%
Alger American Growth - Class S                                              -35.22%           -3.03%            6.06%
Alger American Leveraged AllCap - Class S                                    -36.13%           0.24%             10.38%
Alger American MidCap Growth - Class S                                       -32.27%           1.12%             9.28%
Fidelity VIP Asset Manager - Service Class 2                                 -11.69%           -1.77%            3.84%
Fidelity VIP Contrafund - Service Class 2                                    -12.25%           0.58%             9.06%
Fidelity VIP Equity-Income - Service Class 2                                 -19.62%           -2.78%            6.62%
Fidelity VIP Growth - Service Class 2                                        -32.45%           -3.35%            5.29%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.98%            4.14%             4.03%
Fidelity VIP Overseas - Service Class 2                                      -22.85%           -6.88%            1.66%
Fidelity VIP Index 500 - Service Class 2                                     -24.79%           -3.86%            5.89%
Janus Aspen Series Balanced: Service Shares                                  -9.39%            5.03%             8.60%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.42%           3.99%             7.55%
Janus Aspen Series International Value: Service Shares                       -15.92%            N/A              -8.36%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.60%            -3.66%            0.45%
MFS Investors Growth Stock - Service Class                                   -29.93%            N/A             -11.55%
MFS Investors Trust - Service Class                                          -23.53%           -6.04%            2.40%
MFS New Discovery - Service Class                                            -33.92%            N/A              -0.88%
MFS Total Return - Service Class                                             -8.10%            1.86%             7.53%
MFS Value - Service Class                                                      N/A              N/A             -16.34%
Oppenheimer Global Securities - Service Shares                               -24.71%           2.36%             8.82%
Oppenheimer Main Street Small Cap - Service Shares                           -18.42%            N/A              -3.78%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.74%            N/A              -4.78%
PEA Renaissance                                                                N/A              N/A             -14.18%
PEA Science and Technology                                                   -51.28%            N/A             -56.48%
PIMCO Foreign Bond - Administrative Shares                                    5.14%             N/A              2.95%
PIMCO Money Market - Administrative Shares                                   -1.50%             N/A              0.79%
PIMCO Real Return - Administrative Shares                                    14.28%             N/A              8.90%
PIMCO Total Return - Administrative Shares                                    6.00%            4.06%             4.06%
Rydex Sector Rotation                                                          N/A              N/A             -24.24%
Salomon Brothers Variable All Cap - Class II                                 -27.52%            N/A              2.41%
Salomon Brothers Variable High Yield - Class II                               3.54%             N/A              0.15%
Salomon Brothers Variable Investors - Class II                               -25.60%            N/A              -2.19%
T. Rowe Price Equity Income - II                                             -15.91%           -0.71%            7.84%
T. Rowe Price Blue Chip Growth - II                                          -26.41%            N/A             -21.84%
Van Eck Worldwide Emerging Markets                                           -5.82%            -8.93%            -5.86%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.65%            -7.03%            2.22%
Van Kampen LIT Aggressive Growth, Class II                                   -34.62%            N/A             -42.62%
Van Kampen LIT Government Portfolio, Class II                                 6.24%            3.46%             3.22%
Van Kampen LIT Growth and Income, Class II                                   -17.26%           2.21%             4.89%
Van Kampen UIF Equity Growth, Class II                                       -30.25%           -5.09%            -0.01%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -3.85%            1.10%             3.44%
23


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.86%            N/A             -18.84%
AIM V.I. Capital Appreciation - Series II                                    -26.95%           -5.42%            3.99%
AIM V.I. Dent Demographic Trends - Series II                                 -34.55%            N/A             -30.43%
AIM V.I. Mid Cap Core Equity - Series II                                     -14.01%            N/A              -6.89%
AIM V.I. Premier Equity - Series II                                          -32.74%           -5.35%            4.50%
Alger American Growth - Class S                                              -35.35%           -3.22%            5.85%
Alger American Leveraged AllCap - Class S                                    -36.26%           0.04%             10.15%
Alger American MidCap Growth - Class S                                       -32.40%           0.91%             9.06%
Fidelity VIP Asset Manager - Service Class 2                                 -11.86%           -1.97%            3.63%
Fidelity VIP Contrafund - Service Class 2                                    -12.43%           0.38%             8.84%
Fidelity VIP Equity-Income - Service Class 2                                 -19.78%           -2.98%            6.40%
Fidelity VIP Growth - Service Class 2                                        -32.59%           -3.55%            5.08%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.77%            3.93%             3.82%
Fidelity VIP Overseas - Service Class 2                                      -23.00%           -7.07%            1.45%
Fidelity VIP Index 500 - Service Class 2                                     -24.94%           -4.06%            5.67%
Janus Aspen Series Balanced: Service Shares                                  -9.57%            4.82%             8.38%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.59%           3.78%             7.33%
Janus Aspen Series International Value: Service Shares                       -16.09%            N/A              -8.54%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -0.80%            -3.85%            0.24%
MFS Investors Growth Stock - Service Class                                   -30.07%            N/A             -11.73%
MFS Investors Trust - Service Class                                          -23.68%           -6.23%            2.20%
MFS New Discovery - Service Class                                            -34.06%            N/A              -1.08%
MFS Total Return - Service Class                                             -8.28%            1.66%             7.31%
MFS Value - Service Class                                                      N/A              N/A             -16.50%
Oppenheimer Global Securities - Service Shares                               -24.87%           2.15%             8.60%
Oppenheimer Main Street Small Cap - Service Shares                           -18.59%            N/A              -3.97%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -20.90%            N/A              -4.98%
PEA Renaissance                                                                N/A              N/A             -14.27%
PEA Science and Technology                                                   -51.38%            N/A             -56.58%
PIMCO Foreign Bond - Administrative Shares                                    4.92%             N/A              2.74%
PIMCO Money Market - Administrative Shares                                   -1.70%             N/A              0.58%
PIMCO Real Return - Administrative Shares                                    14.05%             N/A              8.68%
PIMCO Total Return - Administrative Shares                                    5.79%            3.85%             3.85%
Rydex Sector Rotation                                                          N/A              N/A             -24.24%
Salomon Brothers Variable All Cap - Class II                                 -27.67%            N/A              2.20%
Salomon Brothers Variable High Yield - Class II                               3.33%             N/A              -0.05%
Salomon Brothers Variable Investors - Class II                               -25.75%            N/A              -2.38%
T. Rowe Price Equity Income - II                                             -16.08%           -0.91%            7.62%
T. Rowe Price Blue Chip Growth - II                                          -26.56%            N/A             -22.00%
Van Eck Worldwide Emerging Markets                                           -6.01%            -9.12%            -6.05%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -5.84%            -7.22%            2.01%
Van Kampen LIT Aggressive Growth, Class II                                   -34.76%            N/A             -42.74%
Van Kampen LIT Government Portfolio, Class II                                 6.03%            3.25%             3.01%
Van Kampen LIT Growth and Income, Class II                                   -17.43%           2.00%             4.67%
Van Kampen UIF Equity Growth, Class II                                       -30.40%           -5.28%            -0.22%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -4.05%            0.90%             3.23%


Adjusted Historical Total Returns Method 2

Set out below are the adjusted historical total returns for each Variable
Sub-Account using Method 2 for the periods ended December 31, 2003. Adjusted historical total returns using Method 2 are not shown for the Morgan Stanley UIF
Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF
Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those
Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below reflect withdrawal charges and the $30 annual contract maintenance charge.



Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997


(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -28.86%            N/A             -21.69%
AIM V.I. Capital Appreciation - Series II                                    -30.97%           -4.21%            5.20%
AIM V.I. Dent Demographic Trends - Series II                                 -38.64%            N/A             -29.11%
AIM V.I. Mid Cap Core Equity - Series II                                     -17.92%            N/A              -9.44%
AIM V.I. Premier Equity - Series II                                          -36.81%           -4.15%            5.70%
Alger American Growth - Class S                                              -39.44%           -2.04%            7.04%
Alger American Leveraged AllCap - Class S                                    -40.36%           1.21%             11.33%
Alger American MidCap Growth - Class S                                       -36.48%           2.13%             10.26%
Fidelity VIP Asset Manager - Service Class 2                                 -15.75%           -0.70%            4.87%
Fidelity VIP Contrafund - Service Class 2                                    -16.32%           1.63%             10.05%
Fidelity VIP Equity-Income - Service Class 2                                 -23.74%           -1.71%            7.61%
Fidelity VIP Growth - Service Class 2                                        -36.66%           -2.36%            6.27%
Fidelity VIP Investment Grade Bond - Service Class 2                          3.05%            5.26%             5.12%
Fidelity VIP Overseas - Service Class 2                                      -26.99%           -5.84%            2.64%
Fidelity VIP Index 500 - Service Class 2                                     -28.95%           -2.83%            6.89%
Janus Aspen Series Balanced: Service Shares                                  -13.44%           6.08%             9.66%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.53%           4.98%             8.56%
Janus Aspen Series International Value: Service Shares                       -20.02%            N/A             -10.48%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -4.59%            -2.52%            1.56%
MFS Investors Growth Stock - Service Class                                   -34.12%            N/A             -10.50%
MFS Investors Trust - Service Class                                          -27.67%           -5.00%            3.44%
MFS New Discovery - Service Class                                            -38.14%            N/A              0.17%
MFS Total Return - Service Class                                             -12.14%           2.95%             8.56%
MFS Value - Service Class                                                      N/A              N/A             -21.29%
Oppenheimer Global Securities - Service Shares                               -28.87%           3.39%             9.80%
Oppenheimer Main Street Small Cap - Service Shares                           -22.54%            N/A              -2.68%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -24.87%            N/A              -3.63%
PEA Renaissance                                                                N/A              N/A             -19.41%
PEA Science and Technology                                                   -55.62%            N/A             -62.27%
PIMCO Foreign Bond - Administrative Shares                                    1.19%             N/A              4.09%
PIMCO Money Market - Administrative Shares                                   -5.49%             N/A              2.00%
PIMCO Real Return - Administrative Shares                                    10.40%             N/A              10.15%
PIMCO Total Return - Administrative Shares                                    2.06%            5.18%             5.18%
Rydex Sector Rotation                                                          N/A              N/A             -29.32%
Salomon Brothers Variable All Cap - Class II                                 -31.70%            N/A              3.46%
Salomon Brothers Variable High Yield - Class II                              -0.42%             N/A              1.31%
Salomon Brothers Variable Investors - Class II                               -29.76%            N/A              -1.12%
T. Rowe Price Equity Income - II                                             -20.00%           0.37%             8.86%
T. Rowe Price Blue Chip Growth - II                                          -30.58%            N/A             -23.39%
Van Eck Worldwide Emerging Markets                                           -9.85%            -7.77%            -4.67%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.67%            -5.85%            3.23%
Van Kampen LIT Aggressive Growth, Class II                                   -38.85%            N/A             -45.32%
Van Kampen LIT Government Portfolio, Class II                                 2.30%            4.59%             4.32%
Van Kampen LIT Growth and Income, Class II                                   -21.37%           3.26%             6.00%
Van Kampen UIF Equity Growth, Class II                                       -34.45%           -4.07%            0.98%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -7.86%            2.25%             4.56%

(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.01%            N/A             -21.86%
AIM V.I. Capital Appreciation - Series II                                    -31.12%           -4.40%            4.99%
AIM V.I. Dent Demographic Trends - Series II                                 -38.77%            N/A             -29.25%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.09%            N/A              -9.63%
AIM V.I. Premier Equity - Series II                                          -36.95%           -4.34%            5.49%
Alger American Growth - Class S                                              -39.58%           -2.23%            6.82%
Alger American Leveraged AllCap - Class S                                    -40.49%           1.01%             11.11%
Alger American MidCap Growth - Class S                                       -36.61%           1.92%             10.04%
Fidelity VIP Asset Manager - Service Class 2                                 -15.93%           -0.90%            4.66%
Fidelity VIP Contrafund - Service Class 2                                    -16.50%           1.42%             9.83%
Fidelity VIP Equity-Income - Service Class 2                                 -23.90%           -1.91%            7.40%
Fidelity VIP Growth - Service Class 2                                        -36.80%           -2.55%            6.06%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.83%            5.05%             4.91%
Fidelity VIP Overseas - Service Class 2                                      -27.14%           -6.03%            2.44%
Fidelity VIP Index 500 - Service Class 2                                     -29.10%           -3.03%            6.67%
Janus Aspen Series Balanced: Service Shares                                  -13.62%           5.87%             9.44%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.70%           4.77%             8.34%
Janus Aspen Series International Value: Service Shares                       -20.19%            N/A             -10.67%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -4.79%            -2.72%            1.36%
MFS Investors Growth Stock - Service Class                                   -34.27%            N/A             -10.68%
MFS Investors Trust - Service Class                                          -27.83%           -5.19%            3.23%
MFS New Discovery - Service Class                                            -38.28%            N/A              -0.04%
MFS Total Return - Service Class                                             -12.32%           2.75%             8.34%
MFS Value - Service Class                                                      N/A              N/A             -21.45%
Oppenheimer Global Securities - Service Shares                               -29.02%           3.18%             9.58%
Oppenheimer Main Street Small Cap - Service Shares                           -22.70%            N/A              -2.87%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.03%            N/A              -3.82%
PEA Renaissance                                                                N/A              N/A             -19.50%
PEA Science and Technology                                                   -55.72%            N/A             -62.39%
PIMCO Foreign Bond - Administrative Shares                                    0.98%             N/A              3.89%
PIMCO Money Market - Administrative Shares                                   -5.69%             N/A              1.79%
PIMCO Real Return - Administrative Shares                                    10.17%             N/A              9.93%
PIMCO Total Return - Administrative Shares                                    1.85%            4.97%             4.97%
Rydex Sector Rotation                                                          N/A              N/A             -29.42%
Salomon Brothers Variable All Cap - Class II                                 -31.84%            N/A              3.25%
Salomon Brothers Variable High Yield - Class II                              -0.63%             N/A              1.10%
Salomon Brothers Variable Investors - Class II                               -29.91%            N/A              -1.32%
T. Rowe Price Equity Income - II                                             -20.17%           0.17%             8.64%
T. Rowe Price Blue Chip Growth - II                                          -30.72%            N/A             -23.55%
Van Eck Worldwide Emerging Markets                                           -10.04%           -7.95%            -4.86%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.87%            -6.04%            3.02%
Van Kampen LIT Aggressive Growth, Class II                                   -38.98%            N/A             -45.44%
Van Kampen LIT Government Portfolio, Class II                                 2.09%            4.38%             4.11%
Van Kampen LIT Growth and Income, Class II                                   -21.54%           3.06%             5.79%
Van Kampen UIF Equity Growth, Class II                                       -34.59%           -4.26%            0.78%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.06%            2.04%             4.35%


(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.09%            N/A             -21.94%
AIM V.I. Capital Appreciation - Series II                                    -31.19%           -4.50%            4.88%
AIM V.I. Dent Demographic Trends - Series II                                 -38.84%            N/A             -29.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.18%            N/A              -9.73%
AIM V.I. Premier Equity - Series II                                          -37.02%           -4.44%            5.39%
Alger American Growth - Class S                                              -39.64%           -2.33%            6.72%
Alger American Leveraged AllCap - Class S                                    -40.56%           0.91%             10.99%
Alger American MidCap Growth - Class S                                       -36.68%           1.82%             9.93%
Fidelity VIP Asset Manager - Service Class 2                                 -16.02%           -1.00%            4.56%
Fidelity VIP Contrafund - Service Class 2                                    -16.58%           1.32%             9.72%
Fidelity VIP Equity-Income - Service Class 2                                 -23.98%           -2.01%            7.29%
Fidelity VIP Growth - Service Class 2                                        -36.87%           -2.65%            5.95%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.73%            4.95%             4.81%
Fidelity VIP Overseas - Service Class 2                                      -27.22%           -6.12%            2.34%
Fidelity VIP Index 500 - Service Class 2                                     -29.17%           -3.12%            6.56%
Janus Aspen Series Balanced: Service Shares                                  -13.71%           5.76%             9.33%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.78%           4.67%             8.23%
Janus Aspen Series International Value: Service Shares                       -20.27%            N/A             -10.77%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -4.89%            -2.82%            1.25%
MFS Investors Growth Stock - Service Class                                   -34.34%            N/A             -10.77%
MFS Investors Trust - Service Class                                          -27.91%           -5.28%            3.13%
MFS New Discovery - Service Class                                            -38.34%            N/A              -0.14%
MFS Total Return - Service Class                                             -12.41%           2.64%             8.24%
MFS Value - Service Class                                                      N/A              N/A             -21.54%
Oppenheimer Global Securities - Service Shares                               -29.10%           3.07%             9.47%
Oppenheimer Main Street Small Cap - Service Shares                           -22.78%            N/A              -2.97%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.11%            N/A              -3.92%
PEA Renaissance                                                                N/A              N/A             -19.54%
PEA Science and Technology                                                   -55.77%            N/A             -62.45%
PIMCO Foreign Bond - Administrative Shares                                    0.87%             N/A              3.78%
PIMCO Money Market - Administrative Shares                                   -5.79%             N/A              1.69%
PIMCO Real Return - Administrative Shares                                    10.05%             N/A              9.82%
PIMCO Total Return - Administrative Shares                                    1.74%            4.87%             4.87%
Rydex Sector Rotation                                                          N/A              N/A             -29.47%
Salomon Brothers Variable All Cap - Class II                                 -31.92%            N/A              3.15%
Salomon Brothers Variable High Yield - Class II                              -0.73%             N/A              1.00%
Salomon Brothers Variable Investors - Class II                               -29.99%            N/A              -1.42%
T. Rowe Price Equity Income - II                                             -20.26%           0.07%             8.54%
T. Rowe Price Blue Chip Growth - II                                          -30.80%            N/A             -23.64%
Van Eck Worldwide Emerging Markets                                           -10.13%           -8.05%            -4.96%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.96%            -6.13%            2.92%
Van Kampen LIT Aggressive Growth, Class II                                   -39.05%            N/A             -45.51%
Van Kampen LIT Government Portfolio, Class II                                 1.98%            4.27%             4.01%
Van Kampen LIT Growth and Income, Class II                                   -21.62%           2.95%             5.68%
Van Kampen UIF Equity Growth, Class II                                       -34.66%           -4.36%            0.68%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.16%            1.94%             4.25%


(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.24%            N/A             -22.11%
AIM V.I. Capital Appreciation - Series II                                    -31.34%           -4.69%            4.67%
AIM V.I. Dent Demographic Trends - Series II                                 -38.97%            N/A             -29.46%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.35%            N/A              -9.92%
AIM V.I. Premier Equity - Series II                                          -37.16%           -4.63%            5.17%
Alger American Growth - Class S                                              -39.77%           -2.53%            6.50%
Alger American Leveraged AllCap - Class S                                    -40.69%           0.71%             10.77%
Alger American MidCap Growth - Class S                                       -36.82%           1.62%             9.71%
Fidelity VIP Asset Manager - Service Class 2                                 -16.20%           -1.20%            4.35%
Fidelity VIP Contrafund - Service Class 2                                    -16.76%           1.12%             9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -24.15%           -2.20%            7.08%
Fidelity VIP Growth - Service Class 2                                        -37.00%           -2.84%            5.74%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.51%            4.74%             4.60%
Fidelity VIP Overseas - Service Class 2                                      -27.38%           -6.31%            2.13%
Fidelity VIP Index 500 - Service Class 2                                     -29.33%           -3.32%            6.35%
Janus Aspen Series Balanced: Service Shares                                  -13.89%           5.55%             9.12%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.95%           4.46%             8.02%
Janus Aspen Series International Value: Service Shares                       -20.44%            N/A             -10.96%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.09%            -3.01%            1.05%
MFS Investors Growth Stock - Service Class                                   -34.48%            N/A             -10.95%
MFS Investors Trust - Service Class                                          -28.06%           -5.47%            2.92%
MFS New Discovery - Service Class                                            -38.48%            N/A              -0.34%
MFS Total Return - Service Class                                             -12.60%           2.44%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -21.71%
Oppenheimer Global Securities - Service Shares                               -29.25%           2.87%             9.25%
Oppenheimer Main Street Small Cap - Service Shares                           -22.95%            N/A              -3.16%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.27%            N/A              -4.11%
PEA Renaissance                                                                N/A              N/A             -19.63%
PEA Science and Technology                                                   -55.87%            N/A             -62.57%
PIMCO Foreign Bond - Administrative Shares                                    0.66%             N/A              3.57%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.49%
PIMCO Real Return - Administrative Shares                                     9.82%             N/A              9.60%
PIMCO Total Return - Administrative Shares                                    1.52%            4.66%             4.66%
Rydex Sector Rotation                                                          N/A              N/A             -29.57%
Salomon Brothers Variable All Cap - Class II                                 -32.06%            N/A              2.94%
Salomon Brothers Variable High Yield - Class II                              -0.94%             N/A              0.80%
Salomon Brothers Variable Investors - Class II                               -30.14%            N/A              -1.62%
T. Rowe Price Equity Income - II                                             -20.43%           -0.13%            8.32%
T. Rowe Price Blue Chip Growth - II                                          -30.95%            N/A             -23.80%
Van Eck Worldwide Emerging Markets                                           -10.32%           -8.23%            -5.15%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.15%           -6.32%            2.71%
Van Kampen LIT Aggressive Growth, Class II                                   -39.18%            N/A             -45.64%
Van Kampen LIT Government Portfolio, Class II                                 1.77%            4.07%             3.80%
Van Kampen LIT Growth and Income, Class II                                   -21.79%           2.75%             5.47%
Van Kampen UIF Equity Growth, Class II                                       -34.80%           -4.55%            0.48%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.35%            1.74%             4.04%

(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.05%            N/A             -21.90%
AIM V.I. Capital Appreciation - Series II                                    -31.16%           -4.45%            4.93%
AIM V.I. Dent Demographic Trends - Series II                                 -38.81%            N/A             -29.29%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.14%            N/A              -9.68%
AIM V.I. Premier Equity - Series II                                          -36.98%           -4.39%            5.44%
Alger American Growth - Class S                                              -39.61%           -2.28%            6.77%
Alger American Leveraged AllCap - Class S                                    -40.53%           0.96%             11.05%
Alger American MidCap Growth - Class S                                       -36.65%           1.87%             9.99%
Fidelity VIP Asset Manager - Service Class 2                                 -15.98%           -0.95%            4.61%
Fidelity VIP Contrafund - Service Class 2                                    -16.54%           1.37%             9.77%
Fidelity VIP Equity-Income - Service Class 2                                 -23.94%           -1.96%            7.34%
Fidelity VIP Growth - Service Class 2                                        -36.83%           -2.60%            6.01%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.78%            5.00%             4.86%
Fidelity VIP Overseas - Service Class 2                                      -27.18%           -6.07%            2.39%
Fidelity VIP Index 500 - Service Class 2                                     -29.14%           -3.08%            6.62%
Janus Aspen Series Balanced: Service Shares                                  -13.67%           5.82%             9.39%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.74%           4.72%             8.29%
Janus Aspen Series International Value: Service Shares                       -20.23%            N/A             -10.72%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -4.84%            -2.77%            1.30%
MFS Investors Growth Stock - Service Class                                   -34.30%            N/A             -10.73%
MFS Investors Trust - Service Class                                          -27.87%           -5.24%            3.18%
MFS New Discovery - Service Class                                            -38.31%            N/A              -0.09%
MFS Total Return - Service Class                                             -12.37%           2.70%             8.29%
MFS Value - Service Class                                                      N/A              N/A             -21.50%
Oppenheimer Global Securities - Service Shares                               -29.06%           3.13%             9.53%
Oppenheimer Main Street Small Cap - Service Shares                           -22.74%            N/A              -2.92%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.07%            N/A              -3.87%
PEA Renaissance                                                                N/A              N/A             -19.52%
PEA Science and Technology                                                   -55.75%            N/A             -62.42%
PIMCO Foreign Bond - Administrative Shares                                    0.92%             N/A              3.83%
PIMCO Money Market - Administrative Shares                                   -5.74%             N/A              1.74%
PIMCO Real Return - Administrative Shares                                    10.11%             N/A              9.88%
PIMCO Total Return - Administrative Shares                                    1.79%            4.92%             4.92%
Rydex Sector Rotation                                                          N/A              N/A             -29.45%
Salomon Brothers Variable All Cap - Class II                                 -31.88%            N/A              3.20%
Salomon Brothers Variable High Yield - Class II                              -0.68%             N/A              1.05%
Salomon Brothers Variable Investors - Class II                               -29.95%            N/A              -1.37%
T. Rowe Price Equity Income - II                                             -20.22%           0.12%             8.59%
T. Rowe Price Blue Chip Growth - II                                          -30.76%            N/A             -23.59%
Van Eck Worldwide Emerging Markets                                           -10.09%           -8.00%            -4.91%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -9.91%            -6.09%            2.97%
Van Kampen LIT Aggressive Growth, Class II                                   -39.02%            N/A             -45.48%
Van Kampen LIT Government Portfolio, Class II                                 2.03%            4.33%             4.06%
Van Kampen LIT Growth and Income, Class II                                   -21.58%           3.00%             5.73%
Van Kampen UIF Equity Growth, Class II                                       -34.63%           -4.31%            0.73%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.11%            1.99%             4.30%




(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.21%            N/A             -22.06%
AIM V.I. Capital Appreciation - Series II                                    -31.31%           -4.64%            4.72%
AIM V.I. Dent Demographic Trends - Series II                                 -38.94%            N/A             -29.43%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.31%            N/A              -9.87%
AIM V.I. Premier Equity - Series II                                          -37.12%           -4.58%            5.23%
Alger American Growth - Class S                                              -39.74%           -2.48%            6.55%
Alger American Leveraged AllCap - Class S                                    -40.66%           0.76%             10.83%
Alger American MidCap Growth - Class S                                       -36.78%           1.67%             9.77%
Fidelity VIP Asset Manager - Service Class 2                                 -16.15%           -1.15%            4.40%
Fidelity VIP Contrafund - Service Class 2                                    -16.72%           1.17%             9.55%
Fidelity VIP Equity-Income - Service Class 2                                 -24.11%           -2.16%            7.13%
Fidelity VIP Growth - Service Class 2                                        -36.97%           -2.80%            5.79%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.56%            4.79%             4.65%
Fidelity VIP Overseas - Service Class 2                                      -27.34%           -6.26%            2.18%
Fidelity VIP Index 500 - Service Class 2                                     -29.29%           -3.27%            6.40%
Janus Aspen Series Balanced: Service Shares                                  -13.85%           5.60%             9.17%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.91%           4.51%             8.07%
Janus Aspen Series International Value: Service Shares                       -20.40%            N/A             -10.91%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.04%            -2.96%            1.10%
MFS Investors Growth Stock - Service Class                                   -34.44%            N/A             -10.91%
MFS Investors Trust - Service Class                                          -28.02%           -5.43%            2.98%
MFS New Discovery - Service Class                                            -38.44%            N/A              -0.29%
MFS Total Return - Service Class                                             -12.55%           2.49%             8.07%
MFS Value - Service Class                                                      N/A              N/A             -21.66%
Oppenheimer Global Securities - Service Shares                               -29.21%           2.92%             9.31%
Oppenheimer Main Street Small Cap - Service Shares                           -22.91%            N/A              -3.12%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.23%            N/A              -4.06%
PEA Renaissance                                                                N/A              N/A             -19.61%
PEA Science and Technology                                                   -55.85%            N/A             -62.54%
PIMCO Foreign Bond - Administrative Shares                                    0.71%             N/A              3.63%
PIMCO Money Market - Administrative Shares                                   -5.94%             N/A              1.54%
PIMCO Real Return - Administrative Shares                                     9.88%             N/A              9.66%
PIMCO Total Return - Administrative Shares                                    1.58%            4.71%             4.71%
Rydex Sector Rotation                                                          N/A              N/A             -29.55%
Salomon Brothers Variable All Cap - Class II                                 -32.03%            N/A              3.00%
Salomon Brothers Variable High Yield - Class II                              -0.89%             N/A              0.85%
Salomon Brothers Variable Investors - Class II                               -30.10%            N/A              -1.57%
T. Rowe Price Equity Income - II                                             -20.39%           -0.08%            8.37%
T. Rowe Price Blue Chip Growth - II                                          -30.91%            N/A             -23.76%
Van Eck Worldwide Emerging Markets                                           -10.28%           -8.18%            -5.10%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.10%           -6.28%            2.76%
Van Kampen LIT Aggressive Growth, Class II                                   -39.15%            N/A             -45.60%
Van Kampen LIT Government Portfolio, Class II                                 1.82%            4.12%             3.85%
Van Kampen LIT Growth and Income, Class II                                   -21.74%           2.80%             5.52%
Van Kampen UIF Equity Growth, Class II                                       -34.77%           -4.50%            0.53%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.30%            1.79%             4.09%


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.28%            N/A             -22.15%
AIM V.I. Capital Appreciation - Series II                                    -31.38%           -4.74%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -39.01%            N/A             -29.50%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.40%            N/A              -9.97%
AIM V.I. Premier Equity - Series II                                          -37.19%           -4.68%            5.12%
Alger American Growth - Class S                                              -39.81%           -2.58%            6.45%
Alger American Leveraged AllCap - Class S                                    -40.72%           0.66%             10.72%
Alger American MidCap Growth - Class S                                       -36.85%           1.57%             9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -16.24%           -1.25%            4.30%
Fidelity VIP Contrafund - Service Class 2                                    -16.81%           1.07%             9.44%
Fidelity VIP Equity-Income - Service Class 2                                 -24.19%           -2.25%            7.02%
Fidelity VIP Growth - Service Class 2                                        -37.04%           -2.89%            5.69%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.46%            4.68%             4.54%
Fidelity VIP Overseas - Service Class 2                                      -27.42%           -6.36%            2.08%
Fidelity VIP Index 500 - Service Class 2                                     -29.36%           -3.37%            6.30%
Janus Aspen Series Balanced: Service Shares                                  -13.94%           5.50%             9.06%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.99%           4.40%             7.96%
Janus Aspen Series International Value: Service Shares                       -20.49%            N/A             -11.00%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.14%            -3.06%            1.00%
MFS Investors Growth Stock - Service Class                                   -34.51%            N/A             -11.00%
MFS Investors Trust - Service Class                                          -28.10%           -5.52%            2.87%
MFS New Discovery - Service Class                                            -38.51%            N/A              -0.39%
MFS Total Return - Service Class                                             -12.65%           2.39%             7.96%
MFS Value - Service Class                                                      N/A              N/A             -21.75%
Oppenheimer Global Securities - Service Shares                               -29.29%           2.82%             9.20%
Oppenheimer Main Street Small Cap - Service Shares                           -22.99%            N/A              -3.21%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.31%            N/A              -4.16%
PEA Renaissance                                                                N/A              N/A             -19.65%
PEA Science and Technology                                                   -55.90%            N/A             -62.60%
PIMCO Foreign Bond - Administrative Shares                                    0.61%             N/A              3.52%
PIMCO Money Market - Administrative Shares                                   -6.04%             N/A              1.44%
PIMCO Real Return - Administrative Shares                                     9.76%             N/A              9.55%
PIMCO Total Return - Administrative Shares                                    1.47%            4.61%             4.60%
Rydex Sector Rotation                                                          N/A              N/A             -29.60%
Salomon Brothers Variable All Cap - Class II                                 -32.10%            N/A              2.89%
Salomon Brothers Variable High Yield - Class II                              -0.99%             N/A              0.75%
Salomon Brothers Variable Investors - Class II                               -30.18%            N/A              -1.67%
T. Rowe Price Equity Income - II                                             -20.47%           -0.18%            8.26%
T. Rowe Price Blue Chip Growth - II                                          -30.98%            N/A             -23.84%
Van Eck Worldwide Emerging Markets                                           -10.37%           -8.28%            -5.20%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.20%           -6.37%            2.66%
Van Kampen LIT Aggressive Growth, Class II                                   -39.21%            N/A             -45.67%
Van Kampen LIT Government Portfolio, Class II                                 1.71%            4.01%             3.75%
Van Kampen LIT Growth and Income, Class II                                   -21.83%           2.70%             5.42%
Van Kampen UIF Equity Growth, Class II                                       -34.84%           -4.60%            0.43%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.40%            1.69%             3.99%

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.43%            N/A             -22.32%
AIM V.I. Capital Appreciation - Series II                                    -31.53%           -4.93%            4.41%
AIM V.I. Dent Demographic Trends - Series II                                 -39.14%            N/A             -29.64%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.57%            N/A             -10.16%
AIM V.I. Premier Equity - Series II                                          -37.33%           -4.87%            4.91%
Alger American Growth - Class S                                              -39.94%           -2.77%            6.24%
Alger American Leveraged AllCap - Class S                                    -40.85%           0.45%             10.50%
Alger American MidCap Growth - Class S                                       -36.99%           1.36%             9.44%
Fidelity VIP Asset Manager - Service Class 2                                 -16.42%           -1.44%            4.09%
Fidelity VIP Contrafund - Service Class 2                                    -16.98%           0.86%             9.22%
Fidelity VIP Equity-Income - Service Class 2                                 -24.35%           -2.45%            6.81%
Fidelity VIP Growth - Service Class 2                                        -37.18%           -3.09%            5.48%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.24%            4.47%             4.33%
Fidelity VIP Overseas - Service Class 2                                      -27.57%           -6.54%            1.87%
Fidelity VIP Index 500 - Service Class 2                                     -29.52%           -3.56%            6.08%
Janus Aspen Series Balanced: Service Shares                                  -14.12%           5.29%             8.84%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.15%           4.20%             7.75%
Janus Aspen Series International Value: Service Shares                       -20.65%            N/A             -11.19%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.34%            -3.26%            0.80%
MFS Investors Growth Stock - Service Class                                   -34.66%            N/A             -11.17%
MFS Investors Trust - Service Class                                          -28.25%           -5.71%            2.67%
MFS New Discovery - Service Class                                            -38.64%            N/A              -0.58%
MFS Total Return - Service Class                                             -12.83%           2.18%             7.75%
MFS Value - Service Class                                                      N/A              N/A             -21.92%
Oppenheimer Global Securities - Service Shares                               -29.44%           2.61%             8.98%
Oppenheimer Main Street Small Cap - Service Shares                           -23.15%            N/A              -3.41%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.47%            N/A              -4.35%
PEA Renaissance                                                                N/A              N/A             -19.74%
PEA Science and Technology                                                   -55.99%            N/A             -62.73%
PIMCO Foreign Bond - Administrative Shares                                    0.39%             N/A              3.32%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              1.23%
PIMCO Real Return - Administrative Shares                                     9.53%             N/A              9.33%
PIMCO Total Return - Administrative Shares                                    1.26%            4.40%             4.39%
Rydex Sector Rotation                                                          N/A              N/A             -29.70%
Salomon Brothers Variable All Cap - Class II                                 -32.25%            N/A              2.69%
Salomon Brothers Variable High Yield - Class II                              -1.20%             N/A              0.55%
Salomon Brothers Variable Investors - Class II                               -30.33%            N/A              -1.86%
T. Rowe Price Equity Income - II                                             -20.64%           -0.38%            8.05%
T. Rowe Price Blue Chip Growth - II                                          -31.13%            N/A             -24.00%
Van Eck Worldwide Emerging Markets                                           -10.56%           -8.46%            -5.39%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.39%           -6.56%            2.45%
Van Kampen LIT Aggressive Growth, Class II                                   -39.35%            N/A             -45.80%
Van Kampen LIT Government Portfolio, Class II                                 1.50%            3.80%             3.54%
Van Kampen LIT Growth and Income, Class II                                   -22.00%           2.49%             5.20%
Van Kampen UIF Equity Growth, Class II                                       -34.98%           -4.79%            0.23%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.59%            1.48%             3.78%

(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.17%            N/A             -22.02%
AIM V.I. Capital Appreciation - Series II                                    -31.27%           -4.59%            4.78%
AIM V.I. Dent Demographic Trends - Series II                                 -38.91%            N/A             -29.39%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.27%            N/A              -9.82%
AIM V.I. Premier Equity - Series II                                          -37.09%           -4.53%            5.28%
Alger American Growth - Class S                                              -39.71%           -2.43%            6.61%
Alger American Leveraged AllCap - Class S                                    -40.62%           0.81%             10.88%
Alger American MidCap Growth - Class S                                       -36.75%           1.72%             9.82%
Fidelity VIP Asset Manager - Service Class 2                                 -16.11%           -1.10%            4.45%
Fidelity VIP Contrafund - Service Class 2                                    -16.67%           1.22%             9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -24.06%           -2.11%            7.18%
Fidelity VIP Growth - Service Class 2                                        -36.94%           -2.75%            5.85%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.62%            4.84%             4.70%
Fidelity VIP Overseas - Service Class 2                                      -27.30%           -6.21%            2.23%
Fidelity VIP Index 500 - Service Class 2                                     -29.25%           -3.22%            6.46%
Janus Aspen Series Balanced: Service Shares                                  -13.80%           5.66%             9.23%
Janus Aspen Series Capital Appreciation: Service Shares                      -22.86%           4.56%             8.12%
Janus Aspen Series International Value: Service Shares                       -20.36%            N/A             -10.86%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -4.99%            -2.92%            1.15%
MFS Investors Growth Stock - Service Class                                   -34.41%            N/A             -10.86%
MFS Investors Trust - Service Class                                          -27.98%           -5.38%            3.03%
MFS New Discovery - Service Class                                            -38.41%            N/A              -0.24%
MFS Total Return - Service Class                                             -12.51%           2.54%             8.13%
MFS Value - Service Class                                                      N/A              N/A             -21.62%
Oppenheimer Global Securities - Service Shares                               -29.18%           2.97%             9.36%
Oppenheimer Main Street Small Cap - Service Shares                           -22.87%            N/A              -3.07%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.19%            N/A              -4.01%
PEA Renaissance                                                                N/A              N/A             -19.59%
PEA Science and Technology                                                   -55.82%            N/A             -62.51%
PIMCO Foreign Bond - Administrative Shares                                    0.76%             N/A              3.68%
PIMCO Money Market - Administrative Shares                                   -5.89%             N/A              1.59%
PIMCO Real Return - Administrative Shares                                     9.94%             N/A              9.71%
PIMCO Total Return - Administrative Shares                                    1.63%            4.76%             4.76%
Rydex Sector Rotation                                                          N/A              N/A             -29.52%
Salomon Brothers Variable All Cap - Class II                                 -31.99%            N/A              3.05%
Salomon Brothers Variable High Yield - Class II                              -0.84%             N/A              0.90%
Salomon Brothers Variable Investors - Class II                               -30.06%            N/A              -1.52%
T. Rowe Price Equity Income - II                                             -20.34%           -0.03%            8.43%
T. Rowe Price Blue Chip Growth - II                                          -30.87%            N/A             -23.72%
Van Eck Worldwide Emerging Markets                                           -10.23%           -8.14%            -5.06%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.06%           -6.23%            2.81%
Van Kampen LIT Aggressive Growth, Class II                                   -39.11%            N/A             -45.57%
Van Kampen LIT Government Portfolio, Class II                                 1.87%            4.17%             3.90%
Van Kampen LIT Growth and Income, Class II                                   -21.70%           2.85%             5.57%
Van Kampen UIF Equity Growth, Class II                                       -34.73%           -4.46%            0.58%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.25%            1.84%             4.14%


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.32%            N/A             -22.19%
AIM V.I. Capital Appreciation - Series II                                    -31.42%           -4.78%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -39.04%            N/A             -29.53%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.44%            N/A             -10.01%
AIM V.I. Premier Equity - Series II                                          -37.22%           -4.73%            5.07%
Alger American Growth - Class S                                              -39.84%           -2.63%            6.39%
Alger American Leveraged AllCap - Class S                                    -40.75%           0.60%             10.66%
Alger American MidCap Growth - Class S                                       -36.89%           1.52%             9.60%
Fidelity VIP Asset Manager - Service Class 2                                 -16.29%           -1.30%            4.25%
Fidelity VIP Contrafund - Service Class 2                                    -16.85%           1.02%             9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -24.23%           -2.30%            6.97%
Fidelity VIP Growth - Service Class 2                                        -37.07%           -2.94%            5.64%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.40%            4.63%             4.49%
Fidelity VIP Overseas - Service Class 2                                      -27.46%           -6.40%            2.03%
Fidelity VIP Index 500 - Service Class 2                                     -29.40%           -3.42%            6.24%
Janus Aspen Series Balanced: Service Shares                                  -13.99%           5.45%             9.01%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.03%           4.35%             7.91%
Janus Aspen Series International Value: Service Shares                       -20.53%            N/A             -11.05%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.19%            -3.11%            0.95%
MFS Investors Growth Stock - Service Class                                   -34.55%            N/A             -11.04%
MFS Investors Trust - Service Class                                          -28.14%           -5.57%            2.82%
MFS New Discovery - Service Class                                            -38.54%            N/A              -0.44%
MFS Total Return - Service Class                                             -12.69%           2.34%             7.91%
MFS Value - Service Class                                                      N/A              N/A             -21.79%
Oppenheimer Global Securities - Service Shares                               -29.33%           2.77%             9.14%
Oppenheimer Main Street Small Cap - Service Shares                           -23.03%            N/A              -3.26%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.35%            N/A              -4.20%
PEA Renaissance                                                                N/A              N/A             -19.68%
PEA Science and Technology                                                   -55.92%            N/A             -62.63%
PIMCO Foreign Bond - Administrative Shares                                    0.55%             N/A              3.47%
PIMCO Money Market - Administrative Shares                                   -6.09%             N/A              1.39%
PIMCO Real Return - Administrative Shares                                     9.71%             N/A              9.49%
PIMCO Total Return - Administrative Shares                                    1.42%            4.55%             4.55%
Rydex Sector Rotation                                                          N/A              N/A             -29.63%
Salomon Brothers Variable All Cap - Class II                                 -32.14%            N/A              2.84%
Salomon Brothers Variable High Yield - Class II                              -1.05%             N/A              0.70%
Salomon Brothers Variable Investors - Class II                               -30.21%            N/A              -1.71%
T. Rowe Price Equity Income - II                                             -20.51%           -0.23%            8.21%
T. Rowe Price Blue Chip Growth - II                                          -31.02%            N/A             -23.88%
Van Eck Worldwide Emerging Markets                                           -10.42%           -8.32%            -5.25%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.25%           -6.42%            2.61%
Van Kampen LIT Aggressive Growth, Class II                                   -39.25%            N/A             -45.70%
Van Kampen LIT Government Portfolio, Class II                                 1.66%            3.96%             3.69%
Van Kampen LIT Growth and Income, Class II                                   -21.87%           2.64%             5.36%
Van Kampen UIF Equity Growth, Class II                                       -34.87%           -4.65%            0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.45%            1.64%             3.94%

(With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.40%            N/A             -22.27%
AIM V.I. Capital Appreciation - Series II                                    -31.49%           -4.88%            4.46%
AIM V.I. Dent Demographic Trends - Series II                                 -39.11%            N/A             -29.61%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.53%            N/A             -10.11%
AIM V.I. Premier Equity - Series II                                          -37.29%           -4.82%            4.96%
Alger American Growth - Class S                                              -39.90%           -2.72%            6.29%
Alger American Leveraged AllCap - Class S                                    -40.82%           0.50%             10.55%
Alger American MidCap Growth - Class S                                       -36.95%           1.41%             9.49%
Fidelity VIP Asset Manager - Service Class 2                                 -16.38%           -1.40%            4.14%
Fidelity VIP Contrafund - Service Class 2                                    -16.94%           0.91%             9.28%
Fidelity VIP Equity-Income - Service Class 2                                 -24.31%           -2.40%            6.86%
Fidelity VIP Growth - Service Class 2                                        -37.14%           -3.04%            5.53%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.30%            4.53%             4.39%
Fidelity VIP Overseas - Service Class 2                                      -27.53%           -6.50%            1.93%
Fidelity VIP Index 500 - Service Class 2                                     -29.48%           -3.51%            6.14%
Janus Aspen Series Balanced: Service Shares                                  -14.08%           5.34%             8.90%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.11%           4.25%             7.80%
Janus Aspen Series International Value: Service Shares                       -20.61%            N/A             -11.15%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.29%            -3.21%            0.85%
MFS Investors Growth Stock - Service Class                                   -34.62%            N/A             -11.13%
MFS Investors Trust - Service Class                                          -28.22%           -5.66%            2.72%
MFS New Discovery - Service Class                                            -38.61%            N/A              -0.53%
MFS Total Return - Service Class                                             -12.79%           2.23%             7.80%
MFS Value - Service Class                                                      N/A              N/A             -21.87%
Oppenheimer Global Securities - Service Shares                               -29.40%           2.66%             9.03%
Oppenheimer Main Street Small Cap - Service Shares                           -23.11%            N/A              -3.36%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.43%            N/A              -4.30%
PEA Renaissance                                                                N/A              N/A             -19.72%
PEA Science and Technology                                                   -55.97%            N/A             -62.70%
PIMCO Foreign Bond - Administrative Shares                                    0.45%             N/A              3.37%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              1.28%
PIMCO Real Return - Administrative Shares                                     9.59%             N/A              9.38%
PIMCO Total Return - Administrative Shares                                    1.31%            4.45%             4.45%
Rydex Sector Rotation                                                          N/A              N/A             -29.68%
Salomon Brothers Variable All Cap - Class II                                 -32.21%            N/A              2.74%
Salomon Brothers Variable High Yield - Class II                              -1.15%             N/A              0.60%
Salomon Brothers Variable Investors - Class II                               -30.29%            N/A              -1.81%
T. Rowe Price Equity Income - II                                             -20.60%           -0.33%            8.10%
T. Rowe Price Blue Chip Growth - II                                          -31.10%            N/A             -23.96%
Van Eck Worldwide Emerging Markets                                           -10.51%           -8.41%            -5.34%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.34%           -6.51%            2.51%
Van Kampen LIT Aggressive Growth, Class II                                   -39.31%            N/A             -45.76%
Van Kampen LIT Government Portfolio, Class II                                 1.55%            3.86%             3.59%
Van Kampen LIT Growth and Income, Class II                                   -21.95%           2.54%             5.26%
Van Kampen UIF Equity Growth, Class II                                       -34.94%           -4.74%            0.28%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.54%            1.53%             3.83%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.55%            N/A             -22.44%
AIM V.I. Capital Appreciation - Series II                                    -31.64%           -5.07%            4.25%
AIM V.I. Dent Demographic Trends - Series II                                 -39.24%            N/A             -29.75%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.70%            N/A             -10.30%
AIM V.I. Premier Equity - Series II                                          -37.43%           -5.01%            4.75%
Alger American Growth - Class S                                              -40.03%           -2.92%            6.08%
Alger American Leveraged AllCap - Class S                                    -40.94%           0.30%             10.33%
Alger American MidCap Growth - Class S                                       -37.09%           1.21%             9.27%
Fidelity VIP Asset Manager - Service Class 2                                 -16.55%           -1.59%            3.93%
Fidelity VIP Contrafund - Service Class 2                                    -17.12%           0.71%             9.06%
Fidelity VIP Equity-Income - Service Class 2                                 -24.47%           -2.60%            6.65%
Fidelity VIP Growth - Service Class 2                                        -37.28%           -3.23%            5.32%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.08%            4.32%             4.18%
Fidelity VIP Overseas - Service Class 2                                      -27.69%           -6.68%            1.72%
Fidelity VIP Index 500 - Service Class 2                                     -29.63%           -3.71%            5.93%
Janus Aspen Series Balanced: Service Shares                                  -14.26%           5.13%             8.68%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.28%           4.04%             7.59%
Janus Aspen Series International Value: Service Shares                       -20.78%            N/A             -11.34%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.49%            -3.40%            0.65%
MFS Investors Growth Stock - Service Class                                   -34.76%            N/A             -11.31%
MFS Investors Trust - Service Class                                          -28.37%           -5.85%            2.51%
MFS New Discovery - Service Class                                            -38.74%            N/A              -0.73%
MFS Total Return - Service Class                                             -12.97%           2.03%             7.58%
MFS Value - Service Class                                                      N/A              N/A             -22.04%
Oppenheimer Global Securities - Service Shares                               -29.55%           2.46%             8.82%
Oppenheimer Main Street Small Cap - Service Shares                           -23.28%            N/A              -3.55%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.59%            N/A              -4.49%
PEA Renaissance                                                                N/A              N/A             -19.81%
PEA Science and Technology                                                   -56.07%            N/A             -62.82%
PIMCO Foreign Bond - Administrative Shares                                    0.24%             N/A              3.16%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              1.08%
PIMCO Real Return - Administrative Shares                                     9.36%             N/A              9.17%
PIMCO Total Return - Administrative Shares                                    1.10%            4.24%             4.24%
Rydex Sector Rotation                                                          N/A              N/A             -29.78%
Salomon Brothers Variable All Cap - Class II                                 -32.36%            N/A              2.53%
Salomon Brothers Variable High Yield - Class II                              -1.36%             N/A              0.40%
Salomon Brothers Variable Investors - Class II                               -30.44%            N/A              -2.01%
T. Rowe Price Equity Income - II                                             -20.77%           -0.53%            7.89%
T. Rowe Price Blue Chip Growth - II                                          -31.24%            N/A             -24.13%
Van Eck Worldwide Emerging Markets                                           -10.70%           -8.60%            -5.53%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.53%           -6.70%            2.30%
Van Kampen LIT Aggressive Growth, Class II                                   -39.44%            N/A             -45.89%
Van Kampen LIT Government Portfolio, Class II                                 1.34%            3.65%             3.38%
Van Kampen LIT Growth and Income, Class II                                   -22.12%           2.34%             5.05%
Van Kampen UIF Equity Growth, Class II                                       -35.08%           -4.93%            0.08%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.74%            1.33%             3.62%

(Without the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.36%            N/A             -22.42%
AIM V.I. Capital Appreciation - Series II                                    -31.47%           -4.63%            4.89%
AIM V.I. Dent Demographic Trends - Series II                                 -39.14%            N/A             -29.94%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.42%            N/A             -10.18%
AIM V.I. Premier Equity - Series II                                          -37.31%           -4.55%            5.40%
Alger American Growth - Class S                                              -39.94%           -2.40%            6.77%
Alger American Leveraged AllCap - Class S                                    -40.86%           0.90%             11.12%
Alger American MidCap Growth - Class S                                       -36.98%           1.77%             10.01%
Fidelity VIP Asset Manager - Service Class 2                                 -16.25%           -1.16%            4.52%
Fidelity VIP Contrafund - Service Class 2                                    -16.82%           1.23%             9.78%
Fidelity VIP Equity-Income - Service Class 2                                 -24.24%           -2.17%            7.32%
Fidelity VIP Growth - Service Class 2                                        -37.16%           -2.73%            5.99%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.55%            4.79%             4.70%
Fidelity VIP Overseas - Service Class 2                                      -27.49%           -6.29%            2.33%
Fidelity VIP Index 500 - Service Class 2                                     -29.45%           -3.25%            6.59%
Janus Aspen Series Balanced: Service Shares                                  -13.94%           5.71%             9.31%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.03%           4.67%             8.25%
Janus Aspen Series International Value: Service Shares                       -20.52%            N/A             -11.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.09%            -3.07%            1.08%
MFS Investors Growth Stock - Service Class                                   -34.62%            N/A             -11.00%
MFS Investors Trust - Service Class                                          -28.17%           -5.45%            3.06%
MFS New Discovery - Service Class                                            -38.64%            N/A              -0.25%
MFS Total Return - Service Class                                             -12.64%           2.51%             8.24%
MFS Value - Service Class                                                      N/A              N/A             -21.79%
Oppenheimer Global Securities - Service Shares                               -29.37%           3.02%             9.55%
Oppenheimer Main Street Small Cap - Service Shares                           -23.04%            N/A              -3.18%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.37%            N/A              -4.21%
PEA Renaissance                                                                N/A              N/A             -19.91%
PEA Science and Technology                                                   -56.12%            N/A             -63.99%
PIMCO Foreign Bond - Administrative Shares                                    0.69%             N/A              3.59%
PIMCO Money Market - Administrative Shares                                   -5.99%             N/A              1.39%
PIMCO Real Return - Administrative Shares                                     9.90%             N/A              9.56%
PIMCO Total Return - Administrative Shares                                    1.56%            4.72%             4.71%
Rydex Sector Rotation                                                          N/A              N/A             -29.82%
Salomon Brothers Variable All Cap - Class II                                 -32.20%            N/A              3.07%
Salomon Brothers Variable High Yield - Class II                              -0.92%             N/A              0.76%
Salomon Brothers Variable Investors - Class II                               -30.26%            N/A              -1.57%
T. Rowe Price Equity Income - II                                             -20.50%           -0.09%            8.55%
T. Rowe Price Blue Chip Growth - II                                          -31.08%            N/A             -24.17%
Van Eck Worldwide Emerging Markets                                           -10.35%           -8.39%            -5.29%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.17%           -6.47%            2.89%
Van Kampen LIT Aggressive Growth, Class II                                   -39.35%            N/A             -46.31%
Van Kampen LIT Government Portfolio, Class II                                 1.80%            4.11%             3.88%
Van Kampen LIT Growth and Income, Class II                                   -21.87%           2.86%             5.55%
Van Kampen UIF Equity Growth, Class II                                       -34.95%           -4.49%            0.64%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.36%            1.73%             4.09%


(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.51%            N/A             -22.58%
AIM V.I. Capital Appreciation - Series II                                    -31.62%           -4.82%            4.68%
AIM V.I. Dent Demographic Trends - Series II                                 -39.27%            N/A             -30.08%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.59%            N/A             -10.37%
AIM V.I. Premier Equity - Series II                                          -37.45%           -4.75%            5.19%
Alger American Growth - Class S                                              -40.08%           -2.60%            6.55%
Alger American Leveraged AllCap - Class S                                    -40.99%           0.69%             10.90%
Alger American MidCap Growth - Class S                                       -37.11%           1.56%             9.78%
Fidelity VIP Asset Manager - Service Class 2                                 -16.43%           -1.36%            4.31%
Fidelity VIP Contrafund - Service Class 2                                    -17.00%           1.02%             9.56%
Fidelity VIP Equity-Income - Service Class 2                                 -24.40%           -2.37%            7.11%
Fidelity VIP Growth - Service Class 2                                        -37.30%           -2.93%            5.77%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.33%            4.58%             4.49%
Fidelity VIP Overseas - Service Class 2                                      -27.64%           -6.48%            2.12%
Fidelity VIP Index 500 - Service Class 2                                     -29.60%           -3.45%            6.37%
Janus Aspen Series Balanced: Service Shares                                  -14.12%           5.50%             9.09%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.20%           4.46%             8.03%
Janus Aspen Series International Value: Service Shares                       -20.69%            N/A             -11.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.29%            -3.26%            0.87%
MFS Investors Growth Stock - Service Class                                   -34.77%            N/A             -11.19%
MFS Investors Trust - Service Class                                          -28.33%           -5.65%            2.86%
MFS New Discovery - Service Class                                            -38.78%            N/A              -0.45%
MFS Total Return - Service Class                                             -12.82%           2.30%             8.02%
MFS Value - Service Class                                                      N/A              N/A             -21.95%
Oppenheimer Global Securities - Service Shares                               -29.52%           2.81%             9.33%
Oppenheimer Main Street Small Cap - Service Shares                           -23.20%            N/A              -3.38%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.53%            N/A              -4.41%
PEA Renaissance                                                                N/A              N/A             -20.00%
PEA Science and Technology                                                   -56.22%            N/A             -64.12%
PIMCO Foreign Bond - Administrative Shares                                    0.48%             N/A              3.38%
PIMCO Money Market - Administrative Shares                                   -6.19%             N/A              1.19%
PIMCO Real Return - Administrative Shares                                     9.67%             N/A              9.34%
PIMCO Total Return - Administrative Shares                                    1.35%            4.50%             4.50%
Rydex Sector Rotation                                                          N/A              N/A             -29.92%
Salomon Brothers Variable All Cap - Class II                                 -32.34%            N/A              2.86%
Salomon Brothers Variable High Yield - Class II                              -1.13%             N/A              0.56%
Salomon Brothers Variable Investors - Class II                               -30.41%            N/A              -1.77%
T. Rowe Price Equity Income - II                                             -20.67%           -0.29%            8.33%
T. Rowe Price Blue Chip Growth - II                                          -31.22%            N/A             -24.33%
Van Eck Worldwide Emerging Markets                                           -10.54%           -8.58%            -5.49%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.37%           -6.66%            2.68%
Van Kampen LIT Aggressive Growth, Class II                                   -39.48%            N/A             -46.44%
Van Kampen LIT Government Portfolio, Class II                                 1.59%            3.90%             3.67%
Van Kampen LIT Growth and Income, Class II                                   -22.04%           2.65%             5.34%
Van Kampen UIF Equity Growth, Class II                                       -35.09%           -4.68%            0.43%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.56%            1.52%             3.88%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.59%            N/A             -22.67%
AIM V.I. Capital Appreciation - Series II                                    -31.69%           -4.92%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -39.34%            N/A             -30.15%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.68%            N/A             -10.47%
AIM V.I. Premier Equity - Series II                                          -37.52%           -4.85%            5.08%
Alger American Growth - Class S                                              -40.14%           -2.70%            6.44%
Alger American Leveraged AllCap - Class S                                    -41.06%           0.59%             10.78%
Alger American MidCap Growth - Class S                                       -37.18%           1.46%             9.67%
Fidelity VIP Asset Manager - Service Class 2                                 -16.52%           -1.46%            4.20%
Fidelity VIP Contrafund - Service Class 2                                    -17.08%           0.92%             9.45%
Fidelity VIP Equity-Income - Service Class 2                                 -24.48%           -2.47%            7.00%
Fidelity VIP Growth - Service Class 2                                        -37.37%           -3.03%            5.67%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.23%            4.47%             4.38%
Fidelity VIP Overseas - Service Class 2                                      -27.72%           -6.58%            2.01%
Fidelity VIP Index 500 - Service Class 2                                     -29.67%           -3.55%            6.26%
Janus Aspen Series Balanced: Service Shares                                  -14.21%           5.39%             8.98%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.28%           4.35%             7.92%
Janus Aspen Series International Value: Service Shares                       -20.77%            N/A             -11.37%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.39%            -3.36%            0.77%
MFS Investors Growth Stock - Service Class                                   -34.84%            N/A             -11.28%
MFS Investors Trust - Service Class                                          -28.41%           -5.74%            2.75%
MFS New Discovery - Service Class                                            -38.84%            N/A              -0.55%
MFS Total Return - Service Class                                             -12.91%           2.20%             7.91%
MFS Value - Service Class                                                      N/A              N/A             -22.04%
Oppenheimer Global Securities - Service Shares                               -29.60%           2.71%             9.22%
Oppenheimer Main Street Small Cap - Service Shares                           -23.28%            N/A              -3.48%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.61%            N/A              -4.50%
PEA Renaissance                                                                N/A              N/A             -20.04%
PEA Science and Technology                                                   -56.27%            N/A             -64.19%
PIMCO Foreign Bond - Administrative Shares                                    0.37%             N/A              3.27%
PIMCO Money Market - Administrative Shares                                   -6.29%             N/A              1.09%
PIMCO Real Return - Administrative Shares                                     9.55%             N/A              9.23%
PIMCO Total Return - Administrative Shares                                    1.24%            4.40%             4.40%
Rydex Sector Rotation                                                          N/A              N/A             -29.97%
Salomon Brothers Variable All Cap - Class II                                 -32.42%            N/A              2.76%
Salomon Brothers Variable High Yield - Class II                              -1.23%             N/A              0.46%
Salomon Brothers Variable Investors - Class II                               -30.49%            N/A              -1.87%
T. Rowe Price Equity Income - II                                             -20.76%           -0.39%            8.22%
T. Rowe Price Blue Chip Growth - II                                          -31.30%            N/A             -24.41%
Van Eck Worldwide Emerging Markets                                           -10.63%           -8.67%            -5.59%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.46%           -6.76%            2.57%
Van Kampen LIT Aggressive Growth, Class II                                   -39.55%            N/A             -46.50%
Van Kampen LIT Government Portfolio, Class II                                 1.48%            3.80%             3.56%
Van Kampen LIT Growth and Income, Class II                                   -22.12%           2.55%             5.23%
Van Kampen UIF Equity Growth, Class II                                       -35.16%           -4.78%            0.33%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.66%            1.42%             3.77%




(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.74%            N/A             -22.83%
AIM V.I. Capital Appreciation - Series II                                    -31.84%           -5.11%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -39.47%            N/A             -30.30%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.85%            N/A             -10.66%
AIM V.I. Premier Equity - Series II                                          -37.66%           -5.04%            4.87%
Alger American Growth - Class S                                              -40.27%           -2.90%            6.23%
Alger American Leveraged AllCap - Class S                                    -41.19%           0.39%             10.56%
Alger American MidCap Growth - Class S                                       -37.32%           1.26%             9.45%
Fidelity VIP Asset Manager - Service Class 2                                 -16.70%           -1.66%            3.99%
Fidelity VIP Contrafund - Service Class 2                                    -17.26%           0.72%             9.23%
Fidelity VIP Equity-Income - Service Class 2                                 -24.65%           -2.67%            6.78%
Fidelity VIP Growth - Service Class 2                                        -37.50%           -3.22%            5.45%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.01%            4.26%             4.17%
Fidelity VIP Overseas - Service Class 2                                      -27.88%           -6.77%            1.81%
Fidelity VIP Index 500 - Service Class 2                                     -29.83%           -3.74%            6.05%
Janus Aspen Series Balanced: Service Shares                                  -14.39%           5.18%             8.76%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.45%           4.14%             7.71%
Janus Aspen Series International Value: Service Shares                       -20.94%            N/A             -11.56%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.59%            -3.56%            0.56%
MFS Investors Growth Stock - Service Class                                   -34.98%            N/A             -11.46%
MFS Investors Trust - Service Class                                          -28.56%           -5.94%            2.54%
MFS New Discovery - Service Class                                            -38.98%            N/A              -0.76%
MFS Total Return - Service Class                                             -13.10%           1.99%             7.69%
MFS Value - Service Class                                                      N/A              N/A             -22.21%
Oppenheimer Global Securities - Service Shares                               -29.75%           2.50%             8.99%
Oppenheimer Main Street Small Cap - Service Shares                           -23.45%            N/A              -3.67%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.77%            N/A              -4.70%
PEA Renaissance                                                                N/A              N/A             -20.13%
PEA Science and Technology                                                   -56.37%            N/A             -64.32%
PIMCO Foreign Bond - Administrative Shares                                    0.16%             N/A              3.06%
PIMCO Money Market - Administrative Shares                                   -6.49%             N/A              0.88%
PIMCO Real Return - Administrative Shares                                     9.32%             N/A              9.01%
PIMCO Total Return - Administrative Shares                                    1.02%            4.19%             4.18%
Rydex Sector Rotation                                                          N/A              N/A             -30.07%
Salomon Brothers Variable All Cap - Class II                                 -32.56%            N/A              2.55%
Salomon Brothers Variable High Yield - Class II                              -1.44%             N/A              0.25%
Salomon Brothers Variable Investors - Class II                               -30.64%            N/A              -2.07%
T. Rowe Price Equity Income - II                                             -20.93%           -0.59%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -31.45%            N/A             -24.58%
Van Eck Worldwide Emerging Markets                                           -10.82%           -8.86%            -5.78%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.65%           -6.95%            2.36%
Van Kampen LIT Aggressive Growth, Class II                                   -39.68%            N/A             -46.63%
Van Kampen LIT Government Portfolio, Class II                                 1.27%            3.59%             3.35%
Van Kampen LIT Growth and Income, Class II                                   -22.29%           2.34%             5.02%
Van Kampen UIF Equity Growth, Class II                                       -35.30%           -4.97%            0.13%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.85%            1.21%             3.56%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.55%            N/A             -22.63%
AIM V.I. Capital Appreciation - Series II                                    -31.66%           -4.87%            4.63%
AIM V.I. Dent Demographic Trends - Series II                                 -39.31%            N/A             -30.12%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.64%            N/A             -10.42%
AIM V.I. Premier Equity - Series II                                          -37.48%           -4.80%            5.13%
Alger American Growth - Class S                                              -40.11%           -2.65%            6.49%
Alger American Leveraged AllCap - Class S                                    -41.03%           0.64%             10.84%
Alger American MidCap Growth - Class S                                       -37.15%           1.51%             9.73%
Fidelity VIP Asset Manager - Service Class 2                                 -16.48%           -1.41%            4.26%
Fidelity VIP Contrafund - Service Class 2                                    -17.04%           0.97%             9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -24.44%           -2.42%            7.05%
Fidelity VIP Growth - Service Class 2                                        -37.33%           -2.98%            5.72%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.28%            4.53%             4.43%
Fidelity VIP Overseas - Service Class 2                                      -27.68%           -6.53%            2.06%
Fidelity VIP Index 500 - Service Class 2                                     -29.64%           -3.50%            6.32%
Janus Aspen Series Balanced: Service Shares                                  -14.17%           5.45%             9.03%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.24%           4.40%             7.98%
Janus Aspen Series International Value: Service Shares                       -20.73%            N/A             -11.32%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.34%            -3.31%            0.82%
MFS Investors Growth Stock - Service Class                                   -34.80%            N/A             -11.23%
MFS Investors Trust - Service Class                                          -28.37%           -5.70%            2.80%
MFS New Discovery - Service Class                                            -38.81%            N/A              -0.50%
MFS Total Return - Service Class                                             -12.87%           2.25%             7.97%
MFS Value - Service Class                                                      N/A              N/A             -22.00%
Oppenheimer Global Securities - Service Shares                               -29.56%           2.76%             9.27%
Oppenheimer Main Street Small Cap - Service Shares                           -23.24%            N/A              -3.43%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.57%            N/A              -4.45%
PEA Renaissance                                                                N/A              N/A             -20.02%
PEA Science and Technology                                                   -56.25%            N/A             -64.15%
PIMCO Foreign Bond - Administrative Shares                                    0.42%             N/A              3.32%
PIMCO Money Market - Administrative Shares                                   -6.24%             N/A              1.14%
PIMCO Real Return - Administrative Shares                                     9.61%             N/A              9.28%
PIMCO Total Return - Administrative Shares                                    1.29%            4.45%             4.45%
Rydex Sector Rotation                                                          N/A              N/A             -29.95%
Salomon Brothers Variable All Cap - Class II                                 -32.38%            N/A              2.81%
Salomon Brothers Variable High Yield - Class II                              -1.18%             N/A              0.51%
Salomon Brothers Variable Investors - Class II                               -30.45%            N/A              -1.82%
T. Rowe Price Equity Income - II                                             -20.72%           -0.34%            8.28%
T. Rowe Price Blue Chip Growth - II                                          -31.26%            N/A             -24.37%
Van Eck Worldwide Emerging Markets                                           -10.59%           -8.62%            -5.54%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.41%           -6.71%            2.63%
Van Kampen LIT Aggressive Growth, Class II                                   -39.52%            N/A             -46.47%
Van Kampen LIT Government Portfolio, Class II                                 1.53%            3.85%             3.62%
Van Kampen LIT Growth and Income, Class II                                   -22.08%           2.60%             5.28%
Van Kampen UIF Equity Growth, Class II                                       -35.13%           -4.73%            0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.61%            1.47%             3.83%
(With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.71%            N/A             -22.79%
AIM V.I. Capital Appreciation - Series II                                    -31.81%           -5.06%            4.41%
AIM V.I. Dent Demographic Trends - Series II                                 -39.44%            N/A             -30.26%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.81%            N/A             -10.61%
AIM V.I. Premier Equity - Series II                                          -37.62%           -4.99%            4.92%
Alger American Growth - Class S                                              -40.24%           -2.85%            6.28%
Alger American Leveraged AllCap - Class S                                    -41.16%           0.44%             10.62%
Alger American MidCap Growth - Class S                                       -37.28%           1.31%             9.51%
Fidelity VIP Asset Manager - Service Class 2                                 -16.65%           -1.61%            4.04%
Fidelity VIP Contrafund - Service Class 2                                    -17.22%           0.77%             9.28%
Fidelity VIP Equity-Income - Service Class 2                                 -24.61%           -2.62%            6.83%
Fidelity VIP Growth - Service Class 2                                        -37.47%           -3.17%            5.50%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.06%            4.32%             4.22%
Fidelity VIP Overseas - Service Class 2                                      -27.84%           -6.72%            1.86%
Fidelity VIP Index 500 - Service Class 2                                     -29.79%           -3.69%            6.10%
Janus Aspen Series Balanced: Service Shares                                  -14.35%           5.23%             8.81%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.41%           4.19%             7.76%
Janus Aspen Series International Value: Service Shares                       -20.90%            N/A             -11.51%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.54%            -3.51%            0.61%
MFS Investors Growth Stock - Service Class                                   -34.94%            N/A             -11.41%
MFS Investors Trust - Service Class                                          -28.52%           -5.89%            2.59%
MFS New Discovery - Service Class                                            -38.94%            N/A              -0.71%
MFS Total Return - Service Class                                             -13.05%           2.04%             7.75%
MFS Value - Service Class                                                      N/A              N/A             -22.16%
Oppenheimer Global Securities - Service Shares                               -29.71%           2.55%             9.05%
Oppenheimer Main Street Small Cap - Service Shares                           -23.41%            N/A              -3.62%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.73%            N/A              -4.65%
PEA Renaissance                                                                N/A              N/A             -20.11%
PEA Science and Technology                                                   -56.35%            N/A             -64.29%
PIMCO Foreign Bond - Administrative Shares                                    0.21%             N/A              3.12%
PIMCO Money Market - Administrative Shares                                   -6.44%             N/A              0.93%
PIMCO Real Return - Administrative Shares                                     9.38%             N/A              9.06%
PIMCO Total Return - Administrative Shares                                    1.08%            4.24%             4.24%
Rydex Sector Rotation                                                          N/A              N/A             -30.05%
Salomon Brothers Variable All Cap - Class II                                 -32.53%            N/A              2.60%
Salomon Brothers Variable High Yield - Class II                              -1.39%             N/A              0.30%
Salomon Brothers Variable Investors - Class II                               -30.60%            N/A              -2.02%
T. Rowe Price Equity Income - II                                             -20.89%           -0.54%            8.06%
T. Rowe Price Blue Chip Growth - II                                          -31.41%            N/A             -24.54%
Van Eck Worldwide Emerging Markets                                           -10.78%           -8.81%            -5.73%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.60%           -6.90%            2.42%
Van Kampen LIT Aggressive Growth, Class II                                   -39.65%            N/A             -46.60%
Van Kampen LIT Government Portfolio, Class II                                 1.32%            3.64%             3.40%
Van Kampen LIT Growth and Income, Class II                                   -22.24%           2.39%             5.07%
Van Kampen UIF Equity Growth, Class II                                       -35.27%           -4.93%            0.18%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.80%            1.26%             3.62%







(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)


                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.78%            N/A             -22.88%
AIM V.I. Capital Appreciation - Series II                                    -31.88%           -5.16%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -39.51%            N/A             -30.33%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.90%            N/A             -10.71%
AIM V.I. Premier Equity - Series II                                          -37.69%           -5.09%            4.81%
Alger American Growth - Class S                                              -40.31%           -2.95%            6.17%
Alger American Leveraged AllCap - Class S                                    -41.22%           0.34%             10.51%
Alger American MidCap Growth - Class S                                       -37.35%           1.20%             9.40%
Fidelity VIP Asset Manager - Service Class 2                                 -16.74%           -1.71%            3.94%
Fidelity VIP Contrafund - Service Class 2                                    -17.31%           0.66%             9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -24.69%           -2.72%            6.73%
Fidelity VIP Growth - Service Class 2                                        -37.54%           -3.27%            5.40%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.96%            4.21%             4.11%
Fidelity VIP Overseas - Service Class 2                                      -27.92%           -6.82%            1.75%
Fidelity VIP Index 500 - Service Class 2                                     -29.86%           -3.79%            5.99%
Janus Aspen Series Balanced: Service Shares                                  -14.44%           5.13%             8.70%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.49%           4.09%             7.65%
Janus Aspen Series International Value: Service Shares                       -20.99%            N/A             -11.60%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.64%            -3.61%            0.51%
MFS Investors Growth Stock - Service Class                                   -35.01%            N/A             -11.50%
MFS Investors Trust - Service Class                                          -28.60%           -5.98%            2.49%
MFS New Discovery - Service Class                                            -39.01%            N/A              -0.81%
MFS Total Return - Service Class                                             -13.15%           1.94%             7.64%
MFS Value - Service Class                                                      N/A              N/A             -22.25%
Oppenheimer Global Securities - Service Shares                               -29.79%           2.45%             8.94%
Oppenheimer Main Street Small Cap - Service Shares                           -23.49%            N/A              -3.72%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.81%            N/A              -4.74%
PEA Renaissance                                                                N/A              N/A             -20.15%
PEA Science and Technology                                                   -56.40%            N/A             -64.35%
PIMCO Foreign Bond - Administrative Shares                                    0.11%             N/A              3.01%
PIMCO Money Market - Administrative Shares                                   -6.54%             N/A              0.83%
PIMCO Real Return - Administrative Shares                                     9.26%             N/A              8.95%
PIMCO Total Return - Administrative Shares                                    0.97%            4.13%             4.13%
Rydex Sector Rotation                                                          N/A              N/A             -30.10%
Salomon Brothers Variable All Cap - Class II                                 -32.60%            N/A              2.50%
Salomon Brothers Variable High Yield - Class II                              -1.49%             N/A              0.20%
Salomon Brothers Variable Investors - Class II                               -30.68%            N/A              -2.12%
T. Rowe Price Equity Income - II                                             -20.97%           -0.64%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -31.48%            N/A             -24.62%
Van Eck Worldwide Emerging Markets                                           -10.87%           -8.91%            -5.83%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.70%           -7.00%            2.31%
Van Kampen LIT Aggressive Growth, Class II                                   -39.71%            N/A             -46.66%
Van Kampen LIT Government Portfolio, Class II                                 1.21%            3.53%             3.30%
Van Kampen LIT Growth and Income, Class II                                   -22.33%           2.29%             4.96%
Van Kampen UIF Equity Growth, Class II                                       -35.34%           -5.02%            0.08%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.90%            1.16%             3.51%

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.93%            N/A             -23.04%
AIM V.I. Capital Appreciation - Series II                                    -32.03%           -5.35%            4.10%
AIM V.I. Dent Demographic Trends - Series II                                 -39.64%            N/A             -30.47%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.07%            N/A             -10.90%
AIM V.I. Premier Equity - Series II                                          -37.83%           -5.28%            4.60%
Alger American Growth - Class S                                              -40.44%           -3.14%            5.96%
Alger American Leveraged AllCap - Class S                                    -41.35%           0.14%             10.28%
Alger American MidCap Growth - Class S                                       -37.49%           1.00%             9.17%
Fidelity VIP Asset Manager - Service Class 2                                 -16.92%           -1.91%            3.73%
Fidelity VIP Contrafund - Service Class 2                                    -17.48%           0.46%             8.95%
Fidelity VIP Equity-Income - Service Class 2                                 -24.85%           -2.91%            6.51%
Fidelity VIP Growth - Service Class 2                                        -37.68%           -3.47%            5.18%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.74%            4.00%             3.90%
Fidelity VIP Overseas - Service Class 2                                      -28.07%           -7.01%            1.55%
Fidelity VIP Index 500 - Service Class 2                                     -30.02%           -3.99%            5.78%
Janus Aspen Series Balanced: Service Shares                                  -14.62%           4.91%             8.48%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.65%           3.88%             7.44%
Janus Aspen Series International Value: Service Shares                       -21.15%            N/A             -11.79%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.84%            -3.81%            0.31%
MFS Investors Growth Stock - Service Class                                   -35.16%            N/A             -11.68%
MFS Investors Trust - Service Class                                          -28.75%           -6.17%            2.28%
MFS New Discovery - Service Class                                            -39.14%            N/A              -1.01%
MFS Total Return - Service Class                                             -13.33%           1.73%             7.42%
MFS Value - Service Class                                                      N/A              N/A             -22.42%
Oppenheimer Global Securities - Service Shares                               -29.94%           2.24%             8.72%
Oppenheimer Main Street Small Cap - Service Shares                           -23.65%            N/A              -3.92%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.97%            N/A              -4.94%
PEA Renaissance                                                                N/A              N/A             -20.24%
PEA Science and Technology                                                   -56.49%            N/A             -64.48%
PIMCO Foreign Bond - Administrative Shares                                   -0.11%             N/A              2.80%
PIMCO Money Market - Administrative Shares                                   -6.74%             N/A              0.63%
PIMCO Real Return - Administrative Shares                                     9.03%             N/A              8.73%
PIMCO Total Return - Administrative Shares                                    0.76%            3.92%             3.92%
Rydex Sector Rotation                                                          N/A              N/A             -30.20%
Salomon Brothers Variable All Cap - Class II                                 -32.75%            N/A              2.29%
Salomon Brothers Variable High Yield - Class II                              -1.70%             N/A              0.00%
Salomon Brothers Variable Investors - Class II                               -30.83%            N/A              -2.32%
T. Rowe Price Equity Income - II                                             -21.14%           -0.84%            7.73%
T. Rowe Price Blue Chip Growth - II                                          -31.63%            N/A             -24.78%
Van Eck Worldwide Emerging Markets                                           -11.06%           -9.09%            -6.02%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.89%           -7.19%            2.10%
Van Kampen LIT Aggressive Growth, Class II                                   -39.85%            N/A             -46.79%
Van Kampen LIT Government Portfolio, Class II                                 1.00%            3.32%             3.08%
Van Kampen LIT Growth and Income, Class II                                   -22.50%           2.08%             4.75%
Van Kampen UIF Equity Growth, Class II                                       -35.48%           -5.21%            -0.13%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.09%            0.95%             3.30%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.67%            N/A             -22.75%
AIM V.I. Capital Appreciation - Series II                                    -31.77%           -5.01%            4.47%
AIM V.I. Dent Demographic Trends - Series II                                 -39.41%            N/A             -30.22%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.77%            N/A             -10.56%
AIM V.I. Premier Equity - Series II                                          -37.59%           -4.94%            4.97%
Alger American Growth - Class S                                              -40.21%           -2.80%            6.33%
Alger American Leveraged AllCap - Class S                                    -41.12%           0.49%             10.67%
Alger American MidCap Growth - Class S                                       -37.25%           1.36%             9.56%
Fidelity VIP Asset Manager - Service Class 2                                 -16.61%           -1.56%            4.10%
Fidelity VIP Contrafund - Service Class 2                                    -17.17%           0.82%             9.34%
Fidelity VIP Equity-Income - Service Class 2                                 -24.56%           -2.57%            6.89%
Fidelity VIP Growth - Service Class 2                                        -37.44%           -3.12%            5.56%
Fidelity VIP Investment Grade Bond - Service Class 2                          2.12%            4.37%             4.27%
Fidelity VIP Overseas - Service Class 2                                      -27.80%           -6.67%            1.91%
Fidelity VIP Index 500 - Service Class 2                                     -29.75%           -3.64%            6.16%
Janus Aspen Series Balanced: Service Shares                                  -14.30%           5.29%             8.87%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.36%           4.24%             7.82%
Janus Aspen Series International Value: Service Shares                       -20.86%            N/A             -11.46%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.49%            -3.46%            0.67%
MFS Investors Growth Stock - Service Class                                   -34.91%            N/A             -11.37%
MFS Investors Trust - Service Class                                          -28.48%           -5.84%            2.65%
MFS New Discovery - Service Class                                            -38.91%            N/A              -0.65%
MFS Total Return - Service Class                                             -13.01%           2.09%             7.80%
MFS Value - Service Class                                                      N/A              N/A             -22.12%
Oppenheimer Global Securities - Service Shares                               -29.68%           2.60%             9.11%
Oppenheimer Main Street Small Cap - Service Shares                           -23.37%            N/A              -3.57%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.69%            N/A              -4.60%
PEA Renaissance                                                                N/A              N/A             -20.09%
PEA Science and Technology                                                   -56.32%            N/A             -64.25%
PIMCO Foreign Bond - Administrative Shares                                    0.26%             N/A              3.17%
PIMCO Money Market - Administrative Shares                                   -6.39%             N/A              0.98%
PIMCO Real Return - Administrative Shares                                     9.44%             N/A              9.12%
PIMCO Total Return - Administrative Shares                                    1.13%            4.29%             4.29%
Rydex Sector Rotation                                                          N/A              N/A             -30.02%
Salomon Brothers Variable All Cap - Class II                                 -32.49%            N/A              2.65%
Salomon Brothers Variable High Yield - Class II                              -1.34%             N/A              0.36%
Salomon Brothers Variable Investors - Class II                               -30.56%            N/A              -1.97%
T. Rowe Price Equity Income - II                                             -20.84%           -0.49%            8.11%
T. Rowe Price Blue Chip Growth - II                                          -31.37%            N/A             -24.50%
Van Eck Worldwide Emerging Markets                                           -10.73%           -8.76%            -5.68%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.56%           -6.85%            2.47%
Van Kampen LIT Aggressive Growth, Class II                                   -39.61%            N/A             -46.57%
Van Kampen LIT Government Portfolio, Class II                                 1.37%            3.69%             3.46%
Van Kampen LIT Growth and Income, Class II                                   -22.20%           2.45%             5.12%
Van Kampen UIF Equity Growth, Class II                                       -35.23%           -4.88%            0.23%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.75%            1.32%             3.67%

(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.82%            N/A             -22.92%
AIM V.I. Capital Appreciation - Series II                                    -31.92%           -5.21%            4.25%
AIM V.I. Dent Demographic Trends - Series II                                 -39.54%            N/A             -30.37%
AIM V.I. Mid Cap Core Equity - Series II                                     -18.94%            N/A             -10.75%
AIM V.I. Premier Equity - Series II                                          -37.72%           -5.14%            4.76%
Alger American Growth - Class S                                              -40.34%           -2.99%            6.12%
Alger American Leveraged AllCap - Class S                                    -41.25%           0.29%             10.45%
Alger American MidCap Growth - Class S                                       -37.39%           1.15%             9.34%
Fidelity VIP Asset Manager - Service Class 2                                 -16.79%           -1.76%            3.88%
Fidelity VIP Contrafund - Service Class 2                                    -17.35%           0.61%             9.12%
Fidelity VIP Equity-Income - Service Class 2                                 -24.73%           -2.76%            6.67%
Fidelity VIP Growth - Service Class 2                                        -37.57%           -3.32%            5.34%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.90%            4.16%             4.06%
Fidelity VIP Overseas - Service Class 2                                      -27.96%           -6.86%            1.70%
Fidelity VIP Index 500 - Service Class 2                                     -29.90%           -3.84%            5.94%
Janus Aspen Series Balanced: Service Shares                                  -14.49%           5.07%             8.65%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.53%           4.03%             7.60%
Janus Aspen Series International Value: Service Shares                       -21.03%            N/A             -11.65%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.69%            -3.66%            0.46%
MFS Investors Growth Stock - Service Class                                   -35.05%            N/A             -11.55%
MFS Investors Trust - Service Class                                          -28.64%           -6.03%            2.44%
MFS New Discovery - Service Class                                            -39.04%            N/A              -0.86%
MFS Total Return - Service Class                                             -13.19%           1.89%             7.58%
MFS Value - Service Class                                                      N/A              N/A             -22.29%
Oppenheimer Global Securities - Service Shares                               -29.83%           2.39%             8.88%
Oppenheimer Main Street Small Cap - Service Shares                           -23.53%            N/A              -3.77%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.85%            N/A              -4.79%
PEA Renaissance                                                                N/A              N/A             -20.18%
PEA Science and Technology                                                   -56.42%            N/A             -64.38%
PIMCO Foreign Bond - Administrative Shares                                    0.05%             N/A              2.96%
PIMCO Money Market - Administrative Shares                                   -6.59%             N/A              0.78%
PIMCO Real Return - Administrative Shares                                     9.21%             N/A              8.90%
PIMCO Total Return - Administrative Shares                                    0.92%            4.08%             4.08%
Rydex Sector Rotation                                                          N/A              N/A             -30.13%
Salomon Brothers Variable All Cap - Class II                                 -32.64%            N/A              2.44%
Salomon Brothers Variable High Yield - Class II                              -1.55%             N/A              0.15%
Salomon Brothers Variable Investors - Class II                               -30.71%            N/A              -2.17%
T. Rowe Price Equity Income - II                                             -21.01%           -0.69%            7.89%
T. Rowe Price Blue Chip Growth - II                                          -31.52%            N/A             -24.66%
Van Eck Worldwide Emerging Markets                                           -10.92%           -8.95%            -5.88%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.75%           -7.04%            2.26%
Van Kampen LIT Aggressive Growth, Class II                                   -39.75%            N/A             -46.69%
Van Kampen LIT Government Portfolio, Class II                                 1.16%            3.48%             3.24%
Van Kampen LIT Growth and Income, Class II                                   -22.37%           2.24%             4.91%
Van Kampen UIF Equity Growth, Class II                                       -35.37%           -5.07%            0.02%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -8.95%            1.11%             3.46%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Enhanced
Earnings Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                         1 Year            5 Year          Inception
AIM V.I. Basic Value - Series II                                             -29.90%            N/A             -23.00%
AIM V.I. Capital Appreciation - Series II                                    -31.99%           -5.30%            4.15%
AIM V.I. Dent Demographic Trends - Series II                                 -39.61%            N/A             -30.44%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.03%            N/A             -10.85%
AIM V.I. Premier Equity - Series II                                          -37.79%           -5.23%            4.66%
Alger American Growth - Class S                                              -40.40%           -3.09%            6.01%
Alger American Leveraged AllCap - Class S                                    -41.32%           0.19%             10.34%
Alger American MidCap Growth - Class S                                       -37.45%           1.05%             9.23%
Fidelity VIP Asset Manager - Service Class 2                                 -16.88%           -1.86%            3.78%
Fidelity VIP Contrafund - Service Class 2                                    -17.44%           0.51%             9.01%
Fidelity VIP Equity-Income - Service Class 2                                 -24.81%           -2.86%            6.56%
Fidelity VIP Growth - Service Class 2                                        -37.64%           -3.42%            5.24%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.80%            4.05%             3.95%
Fidelity VIP Overseas - Service Class 2                                      -28.03%           -6.96%            1.60%
Fidelity VIP Index 500 - Service Class 2                                     -29.98%           -3.94%            5.83%
Janus Aspen Series Balanced: Service Shares                                  -14.58%           4.97%             8.54%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.61%           3.93%             7.49%
Janus Aspen Series International Value: Service Shares                       -21.11%            N/A             -11.75%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.79%            -3.76%            0.36%
MFS Investors Growth Stock - Service Class                                   -35.12%            N/A             -11.64%
MFS Investors Trust - Service Class                                          -28.72%           -6.13%            2.33%
MFS New Discovery - Service Class                                            -39.11%            N/A              -0.96%
MFS Total Return - Service Class                                             -13.29%           1.78%             7.47%
MFS Value - Service Class                                                      N/A              N/A             -22.37%
Oppenheimer Global Securities - Service Shares                               -29.90%           2.29%             8.77%
Oppenheimer Main Street Small Cap - Service Shares                           -23.61%            N/A              -3.87%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -25.93%            N/A              -4.89%
PEA Renaissance                                                                N/A              N/A             -20.22%
PEA Science and Technology                                                   -56.47%            N/A             -64.45%
PIMCO Foreign Bond - Administrative Shares                                   -0.05%             N/A              2.85%
PIMCO Money Market - Administrative Shares                                   -6.69%             N/A              0.68%
PIMCO Real Return - Administrative Shares                                     9.09%             N/A              8.79%
PIMCO Total Return - Administrative Shares                                    0.81%            3.98%             3.97%
Rydex Sector Rotation                                                          N/A              N/A             -30.18%
Salomon Brothers Variable All Cap - Class II                                 -32.71%            N/A              2.34%
Salomon Brothers Variable High Yield - Class II                              -1.65%             N/A              0.05%
Salomon Brothers Variable Investors - Class II                               -30.79%            N/A              -2.27%
T. Rowe Price Equity Income - II                                             -21.10%           -0.79%            7.78%
T. Rowe Price Blue Chip Growth - II                                          -31.60%            N/A             -24.74%
Van Eck Worldwide Emerging Markets                                           -11.01%           -9.05%            -5.98%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -10.84%           -7.14%            2.16%
Van Kampen LIT Aggressive Growth, Class II                                   -39.81%            N/A             -46.76%
Van Kampen LIT Government Portfolio, Class II                                 1.05%            3.38%             3.14%
Van Kampen LIT Growth and Income, Class II                                   -22.45%           2.13%             4.80%
Van Kampen UIF Equity Growth, Class II                                       -35.44%           -5.17%            -0.08%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.04%            1.01%             3.35%

(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)

AIM V.I. Basic Value - Series II                                             -30.05%            N/A             -23.17%
AIM V.I. Capital Appreciation - Series II                                    -32.14%           -5.50%            3.94%
AIM V.I. Dent Demographic Trends - Series II                                 -39.74%            N/A             -30.58%
AIM V.I. Mid Cap Core Equity - Series II                                     -19.20%            N/A             -11.04%
AIM V.I. Premier Equity - Series II                                          -37.93%           -5.42%            4.44%
Alger American Growth - Class S                                              -40.53%           -3.29%            5.79%
Alger American Leveraged AllCap - Class S                                    -41.44%           -0.02%            10.12%
Alger American MidCap Growth - Class S                                       -37.59%           0.85%             9.01%
Fidelity VIP Asset Manager - Service Class 2                                 -17.05%           -2.06%            3.57%
Fidelity VIP Contrafund - Service Class 2                                    -17.62%           0.31%             8.79%
Fidelity VIP Equity-Income - Service Class 2                                 -24.97%           -3.06%            6.35%
Fidelity VIP Growth - Service Class 2                                        -37.78%           -3.61%            5.02%
Fidelity VIP Investment Grade Bond - Service Class 2                          1.58%            3.84%             3.74%
Fidelity VIP Overseas - Service Class 2                                      -28.19%           -7.15%            1.39%
Fidelity VIP Index 500 - Service Class 2                                     -30.13%           -4.13%            5.62%
Janus Aspen Series Balanced: Service Shares                                  -14.76%           4.75%             8.32%
Janus Aspen Series Capital Appreciation: Service Shares                      -23.78%           3.72%             7.27%
Janus Aspen Series International Value: Service Shares                       -21.28%            N/A             -11.94%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A              N/A               N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A              N/A               N/A
MFS High Income - Service Class                                              -5.99%            -3.95%            0.15%
MFS Investors Growth Stock - Service Class                                   -35.26%            N/A             -11.82%
MFS Investors Trust - Service Class                                          -28.87%           -6.32%            2.13%
MFS New Discovery - Service Class                                            -39.24%            N/A              -1.16%
MFS Total Return - Service Class                                             -13.47%           1.58%             7.25%
MFS Value - Service Class                                                      N/A              N/A             -22.54%
Oppenheimer Global Securities - Service Shares                               -30.05%           2.08%             8.55%
Oppenheimer Main Street Small Cap - Service Shares                           -23.78%            N/A              -4.06%
NFJ Small Cap Value                                                            N/A              N/A               N/A
LSA Balanced                                                                 -26.09%            N/A              -5.08%
PEA Renaissance                                                                N/A              N/A             -20.31%
PEA Science and Technology                                                   -56.57%            N/A             -64.58%
PIMCO Foreign Bond - Administrative Shares                                   -0.26%             N/A              2.65%
PIMCO Money Market - Administrative Shares                                   -6.89%             N/A              0.47%
PIMCO Real Return - Administrative Shares                                     8.86%             N/A              8.57%
PIMCO Total Return - Administrative Shares                                    0.60%            3.76%             3.76%
Rydex Sector Rotation                                                          N/A              N/A             -30.28%
Salomon Brothers Variable All Cap - Class II                                 -32.86%            N/A              2.13%
Salomon Brothers Variable High Yield - Class II                              -1.86%             N/A              -0.15%
Salomon Brothers Variable Investors - Class II                               -30.94%            N/A              -2.47%
T. Rowe Price Equity Income - II                                             -21.27%           -1.00%            7.57%
T. Rowe Price Blue Chip Growth - II                                          -31.74%            N/A             -24.91%
Van Eck Worldwide Emerging Markets                                           -11.20%           -9.23%            -6.17%
Van Eck Worldwide Absolute Return                                              N/A              N/A               N/A
Van Eck Worldwide Hard Assets                                                -11.03%           -7.33%            1.95%
Van Kampen LIT Aggressive Growth, Class II                                   -39.94%            N/A             -46.89%
Van Kampen LIT Government Portfolio, Class II                                 0.84%            3.17%             2.93%
Van Kampen LIT Growth and Income, Class II                                   -22.62%           1.93%             4.59%
Van Kampen UIF Equity Growth, Class II                                       -35.58%           -5.36%            -0.28%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                          -9.24%            0.80%             3.14%



























                                                              APPENDIX D

                                                 LBL ADVISOR C-SHARE ANNUITY CONTRACT

The LBL Advisor C-Share Variable Annuity Contracts were first offered as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to that date reflects the performance of the Variable
Sub-Accounts, adjusted to reflect the current charges under the Contracts (and
Options as applicable) as if they had been available throughout the periods shown.

The Contract charges include a maximum withdrawal charge of 7% that declines to zero after 7 years (not shown for adjusted historical total returns method 1), an annual contract maintenance charge of $30 (not shown for adjusted historical total returns method 1), and total Variable Account annual expenses of:

-    1.80% (without any optional benefit riders), or

-    2.00% with the MAV Death Benefit Option, or

-    2.10% with the Enhanced Beneficiary Protection (Annual Increase) Option, or

     - 2.30% with the MAV Death Benefit Option and the Enhanced Beneficiary
                     Protection (Annual Increase) Option, or

- 2.00% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider
     Application Date), or

-    2.25% with the MAV Death Benefit Option and the Earnings Protection Death
     Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.35% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date), or

-    2.55% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the Earnings Protection Death
     Benefit Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date), or

- 2.20% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
     Application Date), or

-    2.40% with the MAV Death Benefit Option and the Earnings Protection Death
     Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

- 2.50% with the Enhanced Beneficiary Protection (Annual Increase) Option and the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date), or

-    2.70% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the Earnings Protection Death
     Benefit Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date), or

-    1.80% with the TrueReturn Option, or

-    2.00% with the MAV Death Benefit Option and the TrueReturn Option, or

- 2.10% with the Enhanced Beneficiary Protection (Annual Increase) Option and the TrueReturn Option, or

-    2.30% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option and the TrueReturn Option, or

- 2.05% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider
     Application Date) and the TrueReturn Option, or

-    2.25% with the MAV Death Benefit Option, the Earnings Protection Death
     Benefit Option (assuming age of older Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.35% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is 70 or younger on the Rider Application
     Date) and the TrueReturn Option, or

-    2.55% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option, the Earnings Protection Death Benefit
     Option (assuming age of the oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the TrueReturn Option, or

- 2.20% with the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
     Application Date) and the TrueReturn Option, or

-    2.40% with the MAV Death Benefit Option, the Earnings Protection Death
     Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option, or

- 2.50% with the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings Protection Death Benefit Option (assuming age of oldest
     Contract Owner and Annuitant is between 71 and 79 on the Rider Application
     Date) and the TrueReturn Option, or

-    2.70% with the MAV Death Benefit Option, the Enhanced Beneficiary
     Protection (Annual Increase) Option, the Earnings Protection Death Benefit
     Option (assuming age of the oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the TrueReturn Option.

See the Expense Table in the Prospectus for more details.




Standardized Total Returns

Set out below are the standardized total returns for each Variable Sub-Account since its inception through December 31, 2003. Standardized total returns are not shown for the Variable Sub-Accounts that were first offered as of the date of this Statement of Additional Information. The following Variable Sub-Accounts commenced operations on January 31, 2000: AllianceBernstein Growth,
AllianceBernstein Growth and Income, AllianceBernstein Premier Growth, Putnam VT
Growth and Income and Putnam VT International Equity. The following Variable
Sub-Accounts commenced operations on June 5, 2000: Morgan Stanley VIS Aggressive
Equity, Morgan Stanley VIS Dividend Growth, Morgan Stanley VIS Equity, Morgan
Stanley VIS EuropeanGrowth, Morgan Stanley VIS Global Advantage, Morgan Stanley
VIS Global Dividend Growth, Morgan Stanley VIS High Yield, Morgan Stanley VIS
Income Builder, Morgan Stanley VIS Limited Duration, Morgan Stanley VIS Money
Market, Morgan Stanley VIS Pacific Growth, Morgan Stanley VIS Quality Income
Plus, Morgan Stanley VIS S&P 500 Index, Morgan Stanley VIS Strategist and Morgan
Stanley VIS Utilities. The Morgan Stanley VIS Information, Van Kampen LIT
Emerging Growth, Van Kampen LIT Comstock and Van Kampen LIT Growth and Income
Variable Sub-Accounts commenced operations on November 6, 2000, May 17, 2001,
May 1, 2002 and October 1, 2002, respectively. The remaining Variable
Sub-Accounts were first offered as of the date of this Statement of Additional
Information.


(Without any optional benefits)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -18.72%             N/A            -16.45%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          8.04%              N/A             6.72%
Fidelity VIP Overseas - Service Class 2                                      -21.97%             N/A            -20.62%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.00%             N/A             -6.90%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.11%             N/A            -23.60%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.52%             N/A            -11.38%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -19.85%             N/A             -3.48%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.57%             N/A            -59.50%
PIMCO Foreign Bond - Administrative Shares                                    6.18%              N/A             6.54%
PIMCO Money Market - Administrative Shares                                    -0.49%             N/A             1.88%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    7.05%              N/A             7.09%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.35%             N/A            -14.65%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -18.88%             N/A            -16.62%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.83%              N/A             6.50%
Fidelity VIP Overseas - Service Class 2                                      -22.12%             N/A            -20.78%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.17%             N/A             -7.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.24%             N/A            -23.75%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.68%             N/A            -11.56%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.01%             N/A             -3.67%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.67%             N/A            -59.58%
PIMCO Foreign Bond - Administrative Shares                                    5.97%              N/A             6.33%
PIMCO Money Market - Administrative Shares                                    -0.69%             N/A             1.67%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.84%              N/A             6.88%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.52%             N/A            -14.82%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -18.96%             N/A            -16.70%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.72%              N/A             6.40%
Fidelity VIP Overseas - Service Class 2                                      -22.20%             N/A            -20.86%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.26%             N/A             -7.18%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.31%             N/A            -23.83%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.77%             N/A            -11.64%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.09%             N/A             -3.77%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.72%             N/A            -59.62%
PIMCO Foreign Bond - Administrative Shares                                    5.86%              N/A             6.22%
PIMCO Money Market - Administrative Shares                                    -0.79%             N/A             1.57%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.73%              N/A             6.77%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.60%             N/A            -14.91%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A



 (With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.13%             N/A            -16.87%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.50%              N/A             6.19%
Fidelity VIP Overseas - Service Class 2                                      -22.36%             N/A            -21.02%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.43%             N/A             -7.36%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.44%             N/A            -23.98%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.93%             N/A            -11.82%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.25%             N/A             -3.96%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.82%             N/A            -59.70%
PIMCO Foreign Bond - Administrative Shares                                    5.65%              N/A             6.01%
PIMCO Money Market - Administrative Shares                                    -0.99%             N/A             1.37%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.52%              N/A             6.56%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.77%             N/A            -15.08%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -18.92%             N/A            -16.66%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.77%              N/A             6.45%
Fidelity VIP Overseas - Service Class 2                                      -22.16%             N/A            -20.82%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.22%             N/A             -7.13%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.28%             N/A            -23.79%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.73%             N/A            -11.60%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.05%             N/A             -3.72%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.70%             N/A            -59.60%
PIMCO Foreign Bond - Administrative Shares                                    5.92%              N/A             6.27%
PIMCO Money Market - Administrative Shares                                    -0.74%             N/A             1.62%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.78%              N/A             6.82%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.56%             N/A            -14.86%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.09%             N/A            -16.83%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.56%              N/A             6.24%
Fidelity VIP Overseas - Service Class 2                                      -22.32%             N/A            -20.98%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.39%             N/A             -7.32%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.41%             N/A            -23.94%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.89%             N/A            -11.78%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.21%             N/A             -3.91%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.80%             N/A            -59.68%
PIMCO Foreign Bond - Administrative Shares                                    5.71%              N/A             6.06%
PIMCO Money Market - Administrative Shares                                    -0.94%             N/A             1.42%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.57%              N/A             6.61%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.73%             N/A            -15.04%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.17%             N/A            -16.91%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.45%              N/A             6.13%
Fidelity VIP Overseas - Service Class 2                                      -22.40%             N/A            -21.06%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.47%             N/A             -7.41%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.48%             N/A            -24.02%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.97%             N/A            -11.87%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.29%             N/A             -4.01%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.84%             N/A            -59.72%
PIMCO Foreign Bond - Administrative Shares                                    5.60%              N/A             5.95%
PIMCO Money Market - Administrative Shares                                    -1.04%             N/A             1.32%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.46%              N/A             6.50%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.81%             N/A            -15.12%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A





(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.33%             N/A            -17.08%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.23%              N/A             5.92%
Fidelity VIP Overseas - Service Class 2                                      -22.55%             N/A            -21.21%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.64%             N/A             -7.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.61%             N/A            -24.17%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.14%             N/A            -12.04%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.45%             N/A             -4.20%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.94%             N/A            -59.81%
PIMCO Foreign Bond - Administrative Shares                                    5.39%              N/A             5.74%
PIMCO Money Market - Administrative Shares                                    -1.24%             N/A             1.11%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.25%              N/A             6.29%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.98%             N/A            -15.29%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.05%             N/A            -16.79%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.61%              N/A             6.29%
Fidelity VIP Overseas - Service Class 2                                      -22.28%             N/A            -20.94%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.34%             N/A             -7.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.38%             N/A            -23.90%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -17.85%             N/A            -11.73%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.17%             N/A             -3.86%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.77%             N/A            -59.66%
PIMCO Foreign Bond - Administrative Shares                                    5.76%              N/A             6.11%
PIMCO Money Market - Administrative Shares                                    -0.89%             N/A             1.47%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.62%              N/A             6.66%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.69%             N/A            -14.99%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.21%             N/A            -16.95%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.40%              N/A             6.08%
Fidelity VIP Overseas - Service Class 2                                      -22.43%             N/A            -21.10%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.51%             N/A             -7.46%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.51%             N/A            -24.05%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.01%             N/A            -11.91%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.33%             N/A             -4.06%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.87%             N/A            -59.74%
PIMCO Foreign Bond - Administrative Shares                                    5.55%              N/A             5.90%
PIMCO Money Market - Administrative Shares                                    -1.09%             N/A             1.27%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.41%              N/A             6.45%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.85%             N/A            -15.16%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


 (With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.29%             N/A            -17.04%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.29%              N/A             5.97%
Fidelity VIP Overseas - Service Class 2                                      -22.51%             N/A            -21.18%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.60%             N/A             -7.55%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.58%             N/A            -24.13%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.10%             N/A            -12.00%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.41%             N/A             -4.15%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -50.92%             N/A            -59.79%
PIMCO Foreign Bond - Administrative Shares                                    5.44%              N/A             5.80%
PIMCO Money Market - Administrative Shares                                    -1.19%             N/A             1.16%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.30%              N/A             6.34%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.94%             N/A            -15.25%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.45%             N/A            -17.20%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.07%              N/A             5.76%
Fidelity VIP Overseas - Service Class 2                                      -22.67%             N/A            -21.33%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.77%             N/A             -7.73%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.71%             N/A            -24.28%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.26%             N/A            -12.17%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.57%             N/A             -4.35%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.02%             N/A            -59.87%
PIMCO Foreign Bond - Administrative Shares                                    5.23%              N/A             5.58%
PIMCO Money Market - Administrative Shares                                    -1.38%             N/A             0.96%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.09%              N/A             6.13%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.10%             N/A            -15.42%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A



(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.22%             N/A            -17.16%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.54%              N/A             5.98%
Fidelity VIP Overseas - Service Class 2                                      -22.47%             N/A            -21.33%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.50%             N/A             -7.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.61%             N/A            -24.27%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.02%             N/A            -12.07%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.35%             N/A             -4.07%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.07%             N/A            -60.40%
PIMCO Foreign Bond - Administrative Shares                                    5.68%              N/A             5.94%
PIMCO Money Market - Administrative Shares                                    -0.99%             N/A             1.26%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.55%              N/A             6.49%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -16.85%             N/A            -15.36%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A

 (With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%             N/A            -17.33%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.33%              N/A             5.77%
Fidelity VIP Overseas - Service Class 2                                      -22.62%             N/A            -21.49%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.67%             N/A             -7.78%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.74%             N/A            -24.42%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%             N/A            -12.25%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.51%             N/A             -4.26%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.17%             N/A            -60.48%
PIMCO Foreign Bond - Administrative Shares                                    5.47%              N/A             5.73%
PIMCO Money Market - Administrative Shares                                    -1.19%             N/A             1.06%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.34%              N/A             6.28%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.02%             N/A            -15.53%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.46%             N/A            -17.41%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.22%              N/A             5.66%
Fidelity VIP Overseas - Service Class 2                                      -22.70%             N/A            -21.57%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.76%             N/A             -7.87%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.81%             N/A            -24.50%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.27%             N/A            -12.34%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.59%             N/A             -4.36%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.22%             N/A            -60.52%
PIMCO Foreign Bond - Administrative Shares                                    5.36%              N/A             5.62%
PIMCO Money Market - Administrative Shares                                    -1.29%             N/A             0.96%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.23%              N/A             6.17%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.10%             N/A            -15.62%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.63%             N/A            -17.58%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.00%              N/A             5.45%
Fidelity VIP Overseas - Service Class 2                                      -22.86%             N/A            -21.72%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.93%             N/A             -8.05%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.94%             N/A            -24.65%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.43%             N/A            -12.52%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.75%             N/A             -4.55%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.32%             N/A            -60.61%
PIMCO Foreign Bond - Administrative Shares                                    5.15%              N/A             5.41%
PIMCO Money Market - Administrative Shares                                    -1.49%             N/A             0.75%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.02%              N/A             5.95%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.27%             N/A            -15.79%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A



 (With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.42%             N/A            -17.37%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.27%              N/A             5.71%
Fidelity VIP Overseas - Service Class 2                                      -22.66%             N/A            -21.53%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.72%             N/A             -7.82%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.78%             N/A            -24.46%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.23%             N/A            -12.30%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.55%             N/A             -4.31%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.20%             N/A            -60.50%
PIMCO Foreign Bond - Administrative Shares                                    5.42%              N/A             5.67%
PIMCO Money Market - Administrative Shares                                    -1.24%             N/A             1.01%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.28%              N/A             6.22%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.06%             N/A            -15.57%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.59%             N/A            -17.54%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.06%              N/A             5.50%
Fidelity VIP Overseas - Service Class 2                                      -22.82%             N/A            -21.68%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.89%             N/A             -8.01%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.91%             N/A            -24.61%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.39%             N/A            -12.47%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.71%             N/A             -4.50%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.30%             N/A            -60.59%
PIMCO Foreign Bond - Administrative Shares                                    5.21%              N/A             5.46%
PIMCO Money Market - Administrative Shares                                    -1.44%             N/A             0.80%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.07%              N/A             6.01%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.23%             N/A            -15.75%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A






(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.67%             N/A            -17.62%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          6.95%              N/A             5.39%
Fidelity VIP Overseas - Service Class 2                                      -22.90%             N/A            -21.76%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.97%             N/A             -8.10%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.98%             N/A            -24.69%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.47%             N/A            -12.56%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.79%             N/A             -4.60%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.34%             N/A            -60.63%
PIMCO Foreign Bond - Administrative Shares                                    5.10%              N/A             5.35%
PIMCO Money Market - Administrative Shares                                    -1.54%             N/A             0.70%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    5.96%              N/A             5.90%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.31%             N/A            -15.83%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.83%             N/A            -17.79%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          6.73%              N/A             5.18%
Fidelity VIP Overseas - Service Class 2                                      -23.05%             N/A            -21.92%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -16.14%             N/A             -8.29%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -34.11%             N/A            -24.84%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.64%             N/A            -12.74%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.95%             N/A             -4.79%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.44%             N/A            -60.71%
PIMCO Foreign Bond - Administrative Shares                                    4.89%              N/A             5.14%
PIMCO Money Market - Administrative Shares                                    -1.74%             N/A             0.50%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    5.75%              N/A             5.69%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.48%             N/A            -16.00%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


 (With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.55%             N/A            -17.49%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          7.11%              N/A             5.55%
Fidelity VIP Overseas - Service Class 2                                      -22.78%             N/A            -21.64%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -15.84%             N/A             -7.96%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -33.88%             N/A            -24.57%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.35%             N/A            -12.43%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.67%             N/A             -4.46%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.27%             N/A            -60.57%
PIMCO Foreign Bond - Administrative Shares                                    5.26%              N/A             5.51%
PIMCO Money Market - Administrative Shares                                    -1.39%             N/A             0.85%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    6.12%              N/A             6.06%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.19%             N/A            -15.70%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.71%             N/A            -17.66%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          6.90%              N/A             5.34%
Fidelity VIP Overseas - Service Class 2                                      -22.93%             N/A            -21.80%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -16.01%             N/A             -8.15%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -34.01%             N/A            -24.73%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.51%             N/A            -12.60%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.83%             N/A             -4.65%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.37%             N/A            -60.65%
PIMCO Foreign Bond - Administrative Shares                                    5.05%              N/A             5.30%
PIMCO Money Market - Administrative Shares                                    -1.59%             N/A             0.65%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    5.91%              N/A             5.85%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.35%             N/A            -15.87%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A

(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Enhanced
Earnings Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.79%             N/A            -17.74%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          6.79%              N/A             5.23%
Fidelity VIP Overseas - Service Class 2                                      -23.01%             N/A            -21.88%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -16.10%             N/A             -8.24%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -34.08%             N/A            -24.80%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.60%             N/A            -12.69%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.91%             N/A             -4.75%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.42%             N/A            -60.69%
PIMCO Foreign Bond - Administrative Shares                                    4.94%              N/A             5.20%
PIMCO Money Market - Administrative Shares                                    -1.69%             N/A             0.55%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    5.80%              N/A             5.74%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.44%             N/A            -15.96%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                               N/A               N/A              N/A
AIM V.I. Capital Appreciation - Series II                                      N/A               N/A              N/A
AIM V.I. Dent Demographic Trends - Series II                                   N/A               N/A              N/A
AIM V.I. Mid Cap Core Equity - Series II                                       N/A               N/A              N/A
AIM V.I. Premier Equity - Series II                                            N/A               N/A              N/A
Alger American Growth - Class S                                                N/A               N/A              N/A
Alger American Leveraged AllCap - Class S                                      N/A               N/A              N/A
Alger American MidCap Growth - Class S                                         N/A               N/A              N/A
Fidelity VIP Asset Manager - Service Class 2                                   N/A               N/A              N/A
Fidelity VIP Contrafund - Service Class 2                                      N/A               N/A              N/A
Fidelity VIP Equity-Income - Service Class 2                                 -19.95%             N/A            -17.91%
Fidelity VIP Growth - Service Class 2                                          N/A               N/A              N/A
Fidelity VIP Investment Grade Bond - Service Class 2                          6.57%              N/A             5.02%
Fidelity VIP Overseas - Service Class 2                                      -23.17%             N/A            -22.04%
Fidelity VIP Index 500 - Service Class 2                                       N/A               N/A              N/A
Janus Aspen Series Balanced: Service Shares                                    N/A               N/A              N/A
Janus Aspen Series Capital Appreciation: Service Shares                        N/A               N/A              N/A
Janus Aspen Series International Value: Service Shares                       -16.27%             N/A             -8.43%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                                N/A               N/A              N/A
MFS Investors Growth Stock - Service Class                                     N/A               N/A              N/A
MFS Investors Trust - Service Class                                            N/A               N/A              N/A
MFS New Discovery - Service Class                                            -34.21%             N/A            -24.96%
MFS Total Return - Service Class                                               N/A               N/A              N/A
MFS Value - Service Class                                                      N/A               N/A              N/A
Oppenheimer Global Securities - Service Shares                                 N/A               N/A              N/A
Oppenheimer Main Street Small Cap - Service Shares                           -18.76%             N/A            -12.87%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -21.07%             N/A             -4.94%
PEA Renaissance                                                                N/A               N/A              N/A
PEA Science and Technology                                                   -51.52%             N/A            -60.77%
PIMCO Foreign Bond - Administrative Shares                                    4.73%              N/A             4.98%
PIMCO Money Market - Administrative Shares                                    -1.88%             N/A             0.35%
PIMCO Real Return - Administrative Shares                                      N/A               N/A              N/A
PIMCO Total Return - Administrative Shares                                    5.59%              N/A             5.53%
Rydex Sector Rotation                                                          N/A               N/A              N/A
Salomon Brothers Variable All Cap - Class II                                   N/A               N/A              N/A
Salomon Brothers Variable High Yield - Class II                                N/A               N/A              N/A
Salomon Brothers Variable Investors - Class II                                 N/A               N/A              N/A
T. Rowe Price Equity Income - II                                               N/A               N/A              N/A
T. Rowe Price Blue Chip Growth - II                                            N/A               N/A              N/A
Van Eck Worldwide Emerging Markets                                             N/A               N/A              N/A
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                  N/A               N/A              N/A
Van Kampen LIT Aggressive Growth, Class II                                     N/A               N/A              N/A
Van Kampen LIT Government Portfolio, Class II                                  N/A               N/A              N/A
Van Kampen LIT Growth and Income, Class II                                   -17.60%             N/A            -16.13%
Van Kampen UIF Equity Growth, Class II                                         N/A               N/A              N/A
Van Kampen UIF U.S. Real Estate Portfolio, Class II                            N/A               N/A              N/A



Adjusted Historical Total Returns Method 1

Set out below are the adjusted historical total returns for each Variable
Sub-Account using Method 1 for the periods ended December 31, 2003. Adjusted historical total returns using Method 1 are not shown for the Morgan Stanley UIF
Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF
Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those
Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below do not reflect withdrawal charges or the $30 annual contract maintenance charge.


Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997





(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.75%             N/A            -17.47%
AIM V.I. Capital Appreciation - Series II                                    -25.86%           -4.23%            5.14%
AIM V.I. Dent Demographic Trends - Series II                                 -33.52%             N/A            -29.03%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.82%             N/A             -5.41%
AIM V.I. Premier Equity - Series II                                          -31.69%           -4.18%            5.65%
Alger American Growth - Class S                                              -34.32%           -2.07%            6.98%
Alger American Leveraged AllCap - Class S                                    -35.24%            1.17%            11.25%
Alger American MidCap Growth - Class S                                       -31.35%            2.09%            10.20%
Fidelity VIP Asset Manager - Service Class 2                                 -10.65%           -0.72%            4.83%
Fidelity VIP Contrafund - Service Class 2                                    -11.22%            1.59%            9.98%
Fidelity VIP Equity-Income - Service Class 2                                 -18.63%           -1.73%            7.56%
Fidelity VIP Growth - Service Class 2                                        -31.54%           -2.39%            6.22%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.13%             5.24%            5.09%
Fidelity VIP Overseas - Service Class 2                                      -21.88%           -5.85%            2.60%
Fidelity VIP Index 500 - Service Class 2                                     -23.83%           -2.86%            6.83%
Janus Aspen Series Balanced: Service Shares                                   -8.34%            6.04%            9.62%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.43%            4.93%            8.50%
Janus Aspen Series International Value: Service Shares                       -14.91%             N/A             -7.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.50%            -2.53%            1.54%
MFS Investors Growth Stock - Service Class                                   -29.01%             N/A            -10.50%
MFS Investors Trust - Service Class                                          -22.56%           -5.01%            3.40%
MFS New Discovery - Service Class                                            -33.02%             N/A             0.14%
MFS Total Return - Service Class                                              -7.04%            2.93%            8.51%
MFS Value - Service Class                                                      N/A               N/A            -15.33%
Oppenheimer Global Securities - Service Shares                               -23.76%            3.35%            9.74%
Oppenheimer Main Street Small Cap - Service Shares                           -17.43%             N/A             -2.69%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -19.76%             N/A             -3.62%
PEA Renaissance                                                                N/A               N/A            -13.41%
PEA Science and Technology                                                   -50.48%             N/A            -54.95%
PIMCO Foreign Bond - Administrative Shares                                    6.27%              N/A             4.08%
PIMCO Money Market - Administrative Shares                                    -0.40%             N/A             2.00%
PIMCO Real Return - Administrative Shares                                     15.47%             N/A             10.15%
PIMCO Total Return - Administrative Shares                                    7.14%             5.16%            5.16%
Rydex Sector Rotation                                                          N/A               N/A            -23.33%
Salomon Brothers Variable All Cap - Class II                                 -26.58%             N/A             3.43%
Salomon Brothers Variable High Yield - Class II                               4.67%              N/A             1.30%
Salomon Brothers Variable Investors - Class II                               -24.65%             N/A             -1.14%
T. Rowe Price Equity Income - II                                             -14.90%            0.35%            8.81%
T. Rowe Price Blue Chip Growth - II                                          -25.46%             N/A            -20.61%
Van Eck Worldwide Emerging Markets                                            -4.75%           -7.75%            -4.66%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.58%           -5.84%            3.18%
Van Kampen LIT Aggressive Growth, Class II                                   -33.73%             N/A            -41.36%
Van Kampen LIT Government Portfolio, Class II                                 7.38%             4.57%            4.29%
Van Kampen LIT Growth and Income, Class II                                   -16.26%            3.23%            5.97%
Van Kampen UIF Equity Growth, Class II                                       -29.33%           -4.09%            0.94%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -2.77%            2.24%            4.54%


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.90%             N/A            -17.64%
AIM V.I. Capital Appreciation - Series II                                    -26.01%           -4.42%            4.93%
AIM V.I. Dent Demographic Trends - Series II                                 -33.65%             N/A            -29.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.99%             N/A             -5.60%
AIM V.I. Premier Equity - Series II                                          -31.83%           -4.37%            5.44%
Alger American Growth - Class S                                              -34.45%           -2.27%            6.76%
Alger American Leveraged AllCap - Class S                                    -35.37%            0.96%            11.03%
Alger American MidCap Growth - Class S                                       -31.49%            1.88%            9.98%
Fidelity VIP Asset Manager - Service Class 2                                 -10.83%           -0.92%            4.62%
Fidelity VIP Contrafund - Service Class 2                                    -11.40%            1.39%            9.76%
Fidelity VIP Equity-Income - Service Class 2                                 -18.79%           -1.93%            7.34%
Fidelity VIP Growth - Service Class 2                                        -31.68%           -2.58%            6.00%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.92%             5.03%            4.88%
Fidelity VIP Overseas - Service Class 2                                      -22.03%           -6.04%            2.39%
Fidelity VIP Index 500 - Service Class 2                                     -23.99%           -3.05%            6.62%
Janus Aspen Series Balanced: Service Shares                                   -8.52%            5.83%            9.40%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.59%            4.72%            8.29%
Janus Aspen Series International Value: Service Shares                       -15.08%             N/A             -7.41%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.30%            -2.72%            1.34%
MFS Investors Growth Stock - Service Class                                   -29.15%             N/A            -10.68%
MFS Investors Trust - Service Class                                          -22.72%           -5.20%            3.20%
MFS New Discovery - Service Class                                            -33.15%             N/A             -0.06%
MFS Total Return - Service Class                                              -7.23%            2.72%            8.29%
MFS Value - Service Class                                                      N/A               N/A            -15.50%
Oppenheimer Global Securities - Service Shares                               -23.91%            3.14%            9.52%
Oppenheimer Main Street Small Cap - Service Shares                           -17.60%             N/A             -2.88%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -19.92%             N/A             -3.81%
PEA Renaissance                                                                N/A               N/A            -13.50%
PEA Science and Technology                                                   -50.58%             N/A            -55.04%
PIMCO Foreign Bond - Administrative Shares                                    6.06%              N/A             3.87%
PIMCO Money Market - Administrative Shares                                    -0.60%             N/A             1.80%
PIMCO Real Return - Administrative Shares                                     15.24%             N/A             9.93%
PIMCO Total Return - Administrative Shares                                    6.93%             4.95%            4.95%
Rydex Sector Rotation                                                          N/A               N/A            -23.43%
Salomon Brothers Variable All Cap - Class II                                 -26.73%             N/A             3.22%
Salomon Brothers Variable High Yield - Class II                               4.46%              N/A             1.10%
Salomon Brothers Variable Investors - Class II                               -24.80%             N/A             -1.34%
T. Rowe Price Equity Income - II                                             -15.07%            0.15%            8.59%
T. Rowe Price Blue Chip Growth - II                                          -25.61%             N/A            -20.77%
Van Eck Worldwide Emerging Markets                                            -4.94%           -7.94%            -4.85%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.77%           -6.02%            2.98%
Van Kampen LIT Aggressive Growth, Class II                                   -33.86%             N/A            -41.48%
Van Kampen LIT Government Portfolio, Class II                                 7.17%             4.36%            4.08%
Van Kampen LIT Growth and Income, Class II                                   -16.43%            3.02%            5.76%
Van Kampen UIF Equity Growth, Class II                                       -29.47%           -4.29%            0.74%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -2.97%            2.03%            4.33%



(With the Enhanced Beneficiary Protection (Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.98%             N/A            -17.72%
AIM V.I. Capital Appreciation - Series II                                    -26.08%           -4.52%            4.83%
AIM V.I. Dent Demographic Trends - Series II                                 -33.72%             N/A            -29.25%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.08%             N/A             -5.69%
AIM V.I. Premier Equity - Series II                                          -31.90%           -4.46%            5.33%
Alger American Growth - Class S                                              -34.52%           -2.37%            6.66%
Alger American Leveraged AllCap - Class S                                    -35.43%            0.86%            10.92%
Alger American MidCap Growth - Class S                                       -31.56%            1.78%            9.87%
Fidelity VIP Asset Manager - Service Class 2                                 -10.92%           -1.02%            4.52%
Fidelity VIP Contrafund - Service Class 2                                    -11.48%            1.29%            9.65%
Fidelity VIP Equity-Income - Service Class 2                                 -18.88%           -2.03%            7.24%
Fidelity VIP Growth - Service Class 2                                        -31.75%           -2.68%            5.90%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.81%             4.92%            4.78%
Fidelity VIP Overseas - Service Class 2                                      -22.11%           -6.13%            2.29%
Fidelity VIP Index 500 - Service Class 2                                     -24.06%           -3.15%            6.51%
Janus Aspen Series Balanced: Service Shares                                   -8.61%            5.72%            9.29%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.68%            4.62%            8.18%
Janus Aspen Series International Value: Service Shares                       -15.17%             N/A             -7.50%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.20%            -2.82%            1.24%
MFS Investors Growth Stock - Service Class                                   -29.22%             N/A            -10.77%
MFS Investors Trust - Service Class                                          -22.79%           -5.30%            3.09%
MFS New Discovery - Service Class                                            -33.22%             N/A             -0.16%
MFS Total Return - Service Class                                              -7.32%            2.62%            8.18%
MFS Value - Service Class                                                      N/A               N/A            -15.58%
Oppenheimer Global Securities - Service Shares                               -23.99%            3.04%            9.41%
Oppenheimer Main Street Small Cap - Service Shares                           -17.68%             N/A             -2.98%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.00%             N/A             -3.91%
PEA Renaissance                                                                N/A               N/A            -13.55%
PEA Science and Technology                                                   -50.63%             N/A            -55.09%
PIMCO Foreign Bond - Administrative Shares                                    5.95%              N/A             3.77%
PIMCO Money Market - Administrative Shares                                    -0.70%             N/A             1.70%
PIMCO Real Return - Administrative Shares                                     15.13%             N/A             9.82%
PIMCO Total Return - Administrative Shares                                    6.82%             4.85%            4.84%
Rydex Sector Rotation                                                          N/A               N/A            -23.48%
Salomon Brothers Variable All Cap - Class II                                 -26.80%             N/A             3.12%
Salomon Brothers Variable High Yield - Class II                               4.35%              N/A             1.00%
Salomon Brothers Variable Investors - Class II                               -24.87%             N/A             -1.44%
T. Rowe Price Equity Income - II                                             -15.16%            0.05%            8.48%
T. Rowe Price Blue Chip Growth - II                                          -25.68%             N/A            -20.85%
Van Eck Worldwide Emerging Markets                                            -5.04%           -8.03%            -4.95%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.87%           -6.12%            2.87%
Van Kampen LIT Aggressive Growth, Class II                                   -33.93%             N/A            -41.54%
Van Kampen LIT Government Portfolio, Class II                                 7.06%             4.25%            3.98%
Van Kampen LIT Growth and Income, Class II                                   -16.51%            2.92%            5.65%
Van Kampen UIF Equity Growth, Class II                                       -29.54%           -4.38%            0.64%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.06%            1.93%            4.23%


(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.13%             N/A            -17.88%
AIM V.I. Capital Appreciation - Series II                                    -26.23%           -4.71%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -33.85%             N/A            -29.39%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.25%             N/A             -5.88%
AIM V.I. Premier Equity - Series II                                          -32.03%           -4.65%            5.12%
Alger American Growth - Class S                                              -34.65%           -2.56%            6.44%
Alger American Leveraged AllCap - Class S                                    -35.56%            0.66%            10.70%
Alger American MidCap Growth - Class S                                       -31.70%            1.58%            9.65%
Fidelity VIP Asset Manager - Service Class 2                                 -11.10%           -1.22%            4.31%
Fidelity VIP Contrafund - Service Class 2                                    -11.66%            1.09%            9.43%
Fidelity VIP Equity-Income - Service Class 2                                 -19.04%           -2.22%            7.02%
Fidelity VIP Growth - Service Class 2                                        -31.88%           -2.87%            5.69%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.59%             4.71%            4.57%
Fidelity VIP Overseas - Service Class 2                                      -22.27%           -6.32%            2.09%
Fidelity VIP Index 500 - Service Class 2                                     -24.21%           -3.34%            6.30%
Janus Aspen Series Balanced: Service Shares                                   -8.80%            5.51%            9.07%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.84%            4.41%            7.96%
Janus Aspen Series International Value: Service Shares                       -15.34%             N/A             -7.68%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.00%            -3.01%            1.04%
MFS Investors Growth Stock - Service Class                                   -29.36%             N/A            -10.95%
MFS Investors Trust - Service Class                                          -22.95%           -5.49%            2.89%
MFS New Discovery - Service Class                                            -33.35%             N/A             -0.36%
MFS Total Return - Service Class                                              -7.50%            2.41%            7.97%
MFS Value - Service Class                                                      N/A               N/A            -15.75%
Oppenheimer Global Securities - Service Shares                               -24.14%            2.83%            9.19%
Oppenheimer Main Street Small Cap - Service Shares                           -17.84%             N/A             -3.17%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.16%             N/A             -4.10%
PEA Renaissance                                                                N/A               N/A            -13.64%
PEA Science and Technology                                                   -50.73%             N/A            -55.18%
PIMCO Foreign Bond - Administrative Shares                                    5.74%              N/A             3.56%
PIMCO Money Market - Administrative Shares                                    -0.90%             N/A             1.49%
PIMCO Real Return - Administrative Shares                                     14.90%             N/A             9.60%
PIMCO Total Return - Administrative Shares                                    6.61%             4.64%            4.63%
Rydex Sector Rotation                                                          N/A               N/A            -23.59%
Salomon Brothers Variable All Cap - Class II                                 -26.95%             N/A             2.91%
Salomon Brothers Variable High Yield - Class II                               4.14%              N/A             0.80%
Salomon Brothers Variable Investors - Class II                               -25.02%             N/A             -1.63%
T. Rowe Price Equity Income - II                                             -15.33%           -0.15%            8.27%
T. Rowe Price Blue Chip Growth - II                                          -25.83%             N/A            -21.01%
Van Eck Worldwide Emerging Markets                                            -5.23%           -8.21%            -5.14%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.06%           -6.31%            2.67%
Van Kampen LIT Aggressive Growth, Class II                                   -34.06%             N/A            -41.65%
Van Kampen LIT Government Portfolio, Class II                                 6.85%             4.05%            3.77%
Van Kampen LIT Growth and Income, Class II                                   -16.68%            2.72%            5.44%
Van Kampen UIF Equity Growth, Class II                                       -29.68%           -4.57%            0.44%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.26%            1.73%            4.02%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.94%             N/A            -17.68%
AIM V.I. Capital Appreciation - Series II                                    -26.04%           -4.47%            4.88%
AIM V.I. Dent Demographic Trends - Series II                                 -33.69%             N/A            -29.21%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.04%             N/A             -5.65%
AIM V.I. Premier Equity - Series II                                          -31.86%           -4.41%            5.39%
Alger American Growth - Class S                                              -34.49%           -2.32%            6.71%
Alger American Leveraged AllCap - Class S                                    -35.40%            0.91%            10.98%
Alger American MidCap Growth - Class S                                       -31.53%            1.83%            9.92%
Fidelity VIP Asset Manager - Service Class 2                                 -10.88%           -0.97%            4.57%
Fidelity VIP Contrafund - Service Class 2                                    -11.44%            1.34%            9.71%
Fidelity VIP Equity-Income - Service Class 2                                 -18.84%           -1.98%            7.29%
Fidelity VIP Growth - Service Class 2                                        -31.71%           -2.63%            5.95%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.86%             4.98%            4.83%
Fidelity VIP Overseas - Service Class 2                                      -22.07%           -6.09%            2.34%
Fidelity VIP Index 500 - Service Class 2                                     -24.02%           -3.10%            6.56%
Janus Aspen Series Balanced: Service Shares                                   -8.57%            5.78%            9.34%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.63%            4.67%            8.23%
Janus Aspen Series International Value: Service Shares                       -15.13%             N/A             -7.45%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.25%            -2.77%            1.29%
MFS Investors Growth Stock - Service Class                                   -29.18%             N/A            -10.73%
MFS Investors Trust - Service Class                                          -22.76%           -5.25%            3.15%
MFS New Discovery - Service Class                                            -33.19%             N/A             -0.11%
MFS Total Return - Service Class                                              -7.27%            2.67%            8.24%
MFS Value - Service Class                                                      N/A               N/A            -15.54%
Oppenheimer Global Securities - Service Shares                               -23.95%            3.09%            9.46%
Oppenheimer Main Street Small Cap - Service Shares                           -17.64%             N/A             -2.93%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -19.96%             N/A             -3.86%
PEA Renaissance                                                                N/A               N/A            -13.53%
PEA Science and Technology                                                   -50.61%             N/A            -55.06%
PIMCO Foreign Bond - Administrative Shares                                    6.01%              N/A             3.82%
PIMCO Money Market - Administrative Shares                                    -0.65%             N/A             1.75%
PIMCO Real Return - Administrative Shares                                     15.18%             N/A             9.87%
PIMCO Total Return - Administrative Shares                                    6.87%             4.90%            4.90%
Rydex Sector Rotation                                                          N/A               N/A            -23.46%
Salomon Brothers Variable All Cap - Class II                                 -26.76%             N/A             3.17%
Salomon Brothers Variable High Yield - Class II                               4.40%              N/A             1.05%
Salomon Brothers Variable Investors - Class II                               -24.84%             N/A             -1.39%
T. Rowe Price Equity Income - II                                             -15.11%            0.10%            8.54%
T. Rowe Price Blue Chip Growth - II                                          -25.65%             N/A            -20.81%
Van Eck Worldwide Emerging Markets                                            -4.99%           -7.98%            -4.90%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.82%           -6.07%            2.93%
Van Kampen LIT Aggressive Growth, Class II                                   -33.89%             N/A            -41.51%
Van Kampen LIT Government Portfolio, Class II                                 7.12%             4.31%            4.03%
Van Kampen LIT Growth and Income, Class II                                   -16.47%            2.97%            5.71%
Van Kampen UIF Equity Growth, Class II                                       -29.51%           -4.33%            0.69%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.02%            1.98%            4.28%


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.09%             N/A            -17.84%
AIM V.I. Capital Appreciation - Series II                                    -26.19%           -4.66%            4.67%
AIM V.I. Dent Demographic Trends - Series II                                 -33.82%             N/A            -29.35%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.21%             N/A             -5.83%
AIM V.I. Premier Equity - Series II                                          -32.00%           -4.61%            5.18%
Alger American Growth - Class S                                              -34.62%           -2.51%            6.50%
Alger American Leveraged AllCap - Class S                                    -35.53%            0.71%            10.76%
Alger American MidCap Growth - Class S                                       -31.66%            1.63%            9.70%
Fidelity VIP Asset Manager - Service Class 2                                 -11.05%           -1.17%            4.36%
Fidelity VIP Contrafund - Service Class 2                                    -11.62%            1.14%            9.49%
Fidelity VIP Equity-Income - Service Class 2                                 -19.00%           -2.17%            7.07%
Fidelity VIP Growth - Service Class 2                                        -31.85%           -2.83%            5.74%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.65%             4.77%            4.62%
Fidelity VIP Overseas - Service Class 2                                      -22.23%           -6.27%            2.14%
Fidelity VIP Index 500 - Service Class 2                                     -24.18%           -3.29%            6.35%
Janus Aspen Series Balanced: Service Shares                                   -8.75%            5.56%            9.12%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.80%            4.46%            8.02%
Janus Aspen Series International Value: Service Shares                       -15.30%             N/A             -7.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.05%            -2.97%            1.09%
MFS Investors Growth Stock - Service Class                                   -29.33%             N/A            -10.91%
MFS Investors Trust - Service Class                                          -22.91%           -5.44%            2.94%
MFS New Discovery - Service Class                                            -33.32%             N/A             -0.31%
MFS Total Return - Service Class                                              -7.46%            2.47%            8.02%
MFS Value - Service Class                                                      N/A               N/A            -15.71%
Oppenheimer Global Securities - Service Shares                               -24.10%            2.88%            9.24%
Oppenheimer Main Street Small Cap - Service Shares                           -17.80%             N/A             -3.12%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.12%             N/A             -4.05%
PEA Renaissance                                                                N/A               N/A            -13.62%
PEA Science and Technology                                                   -50.71%             N/A            -55.16%
PIMCO Foreign Bond - Administrative Shares                                    5.79%              N/A             3.61%
PIMCO Money Market - Administrative Shares                                    -0.85%             N/A             1.54%
PIMCO Real Return - Administrative Shares                                     14.95%             N/A             9.65%
PIMCO Total Return - Administrative Shares                                    6.66%             4.69%            4.69%
Rydex Sector Rotation                                                          N/A               N/A            -23.56%
Salomon Brothers Variable All Cap - Class II                                 -26.91%             N/A             2.96%
Salomon Brothers Variable High Yield - Class II                               4.20%              N/A             0.85%
Salomon Brothers Variable Investors - Class II                               -24.99%             N/A             -1.59%
T. Rowe Price Equity Income - II                                             -15.28%           -0.10%            8.32%
T. Rowe Price Blue Chip Growth - II                                          -25.80%             N/A            -20.97%
Van Eck Worldwide Emerging Markets                                            -5.18%           -8.17%            -5.09%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.01%           -6.26%            2.72%
Van Kampen LIT Aggressive Growth, Class II                                   -34.03%             N/A            -41.62%
Van Kampen LIT Government Portfolio, Class II                                 6.90%             4.10%            3.82%
Van Kampen LIT Growth and Income, Class II                                   -16.64%            2.77%            5.49%
Van Kampen UIF Equity Growth, Class II                                       -29.65%           -4.52%            0.49%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.21%            1.78%            4.07%

(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.17%             N/A            -17.92%
AIM V.I. Capital Appreciation - Series II                                    -26.26%           -4.76%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -33.88%             N/A            -29.42%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.30%             N/A             -5.93%
AIM V.I. Premier Equity - Series II                                          -32.07%           -4.70%            5.07%
Alger American Growth - Class S                                              -34.68%           -2.61%            6.39%
Alger American Leveraged AllCap - Class S                                    -35.60%            0.61%            10.64%
Alger American MidCap Growth - Class S                                       -31.73%            1.53%            9.59%
Fidelity VIP Asset Manager - Service Class 2                                 -11.14%           -1.26%            4.26%
Fidelity VIP Contrafund - Service Class 2                                    -11.71%            1.04%            9.38%
Fidelity VIP Equity-Income - Service Class 2                                 -19.08%           -2.27%            6.97%
Fidelity VIP Growth - Service Class 2                                        -31.92%           -2.92%            5.63%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.54%             4.66%            4.51%
Fidelity VIP Overseas - Service Class 2                                      -22.31%           -6.37%            2.03%
Fidelity VIP Index 500 - Service Class 2                                     -24.25%           -3.39%            6.24%
Janus Aspen Series Balanced: Service Shares                                   -8.84%            5.46%            9.01%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.88%            4.36%            7.91%
Janus Aspen Series International Value: Service Shares                       -15.38%             N/A             -7.73%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.05%           -3.06%            0.98%
MFS Investors Growth Stock - Service Class                                   -29.40%             N/A            -11.00%
MFS Investors Trust - Service Class                                          -22.99%           -5.53%            2.84%
MFS New Discovery - Service Class                                            -33.39%             N/A             -0.41%
MFS Total Return - Service Class                                              -7.55%            2.36%            7.91%
MFS Value - Service Class                                                      N/A               N/A            -15.79%
Oppenheimer Global Securities - Service Shares                               -24.18%            2.78%            9.13%
Oppenheimer Main Street Small Cap - Service Shares                           -17.88%             N/A             -3.22%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.20%             N/A             -4.15%
PEA Renaissance                                                                N/A               N/A            -13.66%
PEA Science and Technology                                                   -50.76%             N/A            -55.20%
PIMCO Foreign Bond - Administrative Shares                                    5.69%              N/A             3.51%
PIMCO Money Market - Administrative Shares                                    -0.95%             N/A             1.44%
PIMCO Real Return - Administrative Shares                                     14.84%             N/A             9.54%
PIMCO Total Return - Administrative Shares                                    6.55%             4.58%            4.58%
Rydex Sector Rotation                                                          N/A               N/A            -23.61%
Salomon Brothers Variable All Cap - Class II                                 -26.98%             N/A             2.86%
Salomon Brothers Variable High Yield - Class II                               4.09%              N/A             0.74%
Salomon Brothers Variable Investors - Class II                               -25.06%             N/A             -1.68%
T. Rowe Price Equity Income - II                                             -15.37%           -0.20%            8.21%
T. Rowe Price Blue Chip Growth - II                                          -25.87%             N/A            -21.05%
Van Eck Worldwide Emerging Markets                                            -5.28%           -8.26%            -5.18%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.10%           -6.35%            2.62%
Van Kampen LIT Aggressive Growth, Class II                                   -34.09%             N/A            -41.68%
Van Kampen LIT Government Portfolio, Class II                                 6.80%             3.99%            3.72%
Van Kampen LIT Growth and Income, Class II                                   -16.72%            2.66%            5.39%
Van Kampen UIF Equity Growth, Class II                                       -29.72%           -4.62%            0.39%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.31%            1.68%            3.97%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.32%             N/A            -18.09%
AIM V.I. Capital Appreciation - Series II                                    -26.41%           -4.95%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.02%             N/A            -29.56%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.47%             N/A             -6.12%
AIM V.I. Premier Equity - Series II                                          -32.20%           -4.89%            4.86%
Alger American Growth - Class S                                              -34.81%           -2.80%            6.18%
Alger American Leveraged AllCap - Class S                                    -35.72%            0.41%            10.42%
Alger American MidCap Growth - Class S                                       -31.87%            1.33%            9.37%
Fidelity VIP Asset Manager - Service Class 2                                 -11.32%           -1.46%            4.05%
Fidelity VIP Contrafund - Service Class 2                                    -11.88%            0.83%            9.16%
Fidelity VIP Equity-Income - Service Class 2                                 -19.24%           -2.47%            6.75%
Fidelity VIP Growth - Service Class 2                                        -32.05%           -3.12%            5.42%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.32%             4.45%            4.30%
Fidelity VIP Overseas - Service Class 2                                      -22.46%           -6.56%            1.83%
Fidelity VIP Index 500 - Service Class 2                                     -24.40%           -3.58%            6.03%
Janus Aspen Series Balanced: Service Shares                                   -9.02%            5.25%            8.80%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.05%            4.15%            7.69%
Janus Aspen Series International Value: Service Shares                       -15.55%             N/A             -7.91%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.25%           -3.26%            0.78%
MFS Investors Growth Stock - Service Class                                   -29.54%             N/A            -11.17%
MFS Investors Trust - Service Class                                          -23.14%           -5.72%            2.63%
MFS New Discovery - Service Class                                            -33.52%             N/A             -0.61%
MFS Total Return - Service Class                                              -7.74%            2.16%            7.70%
MFS Value - Service Class                                                      N/A               N/A            -15.96%
Oppenheimer Global Securities - Service Shares                               -24.33%            2.57%            8.92%
Oppenheimer Main Street Small Cap - Service Shares                           -18.05%             N/A             -3.41%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.36%             N/A             -4.34%
PEA Renaissance                                                                N/A               N/A            -13.75%
PEA Science and Technology                                                   -50.85%             N/A            -55.29%
PIMCO Foreign Bond - Administrative Shares                                    5.48%              N/A             3.30%
PIMCO Money Market - Administrative Shares                                    -1.15%             N/A             1.24%
PIMCO Real Return - Administrative Shares                                     14.61%             N/A             9.33%
PIMCO Total Return - Administrative Shares                                    6.34%             4.38%            4.37%
Rydex Sector Rotation                                                          N/A               N/A            -23.71%
Salomon Brothers Variable All Cap - Class II                                 -27.13%             N/A             2.65%
Salomon Brothers Variable High Yield - Class II                               3.88%              N/A             0.54%
Salomon Brothers Variable Investors - Class II                               -25.21%             N/A             -1.88%
T. Rowe Price Equity Income - II                                             -15.54%           -0.40%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -26.02%             N/A            -21.21%
Van Eck Worldwide Emerging Markets                                            -5.47%           -8.44%            -5.37%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.29%           -6.54%            2.41%
Van Kampen LIT Aggressive Growth, Class II                                   -34.22%             N/A            -41.80%
Van Kampen LIT Government Portfolio, Class II                                 6.58%             3.79%            3.51%
Van Kampen LIT Growth and Income, Class II                                   -16.89%            2.46%            5.18%
Van Kampen UIF Equity Growth, Class II                                       -29.86%           -4.81%            0.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.50%            1.47%            3.76%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.05%             N/A            -17.80%
AIM V.I. Capital Appreciation - Series II                                    -26.15%           -4.61%            4.72%
AIM V.I. Dent Demographic Trends - Series II                                 -33.79%             N/A            -29.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.17%             N/A             -5.79%
AIM V.I. Premier Equity - Series II                                          -31.97%           -4.56%            5.23%
Alger American Growth - Class S                                              -34.58%           -2.46%            6.55%
Alger American Leveraged AllCap - Class S                                    -35.50%            0.76%            10.81%
Alger American MidCap Growth - Class S                                       -31.63%            1.68%            9.76%
Fidelity VIP Asset Manager - Service Class 2                                 -11.01%           -1.12%            4.41%
Fidelity VIP Contrafund - Service Class 2                                    -11.57%            1.19%            9.54%
Fidelity VIP Equity-Income - Service Class 2                                 -18.96%           -2.12%            7.13%
Fidelity VIP Growth - Service Class 2                                        -31.82%           -2.78%            5.79%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.70%             4.82%            4.67%
Fidelity VIP Overseas - Service Class 2                                      -22.19%           -6.23%            2.19%
Fidelity VIP Index 500 - Service Class 2                                     -24.14%           -3.24%            6.40%
Janus Aspen Series Balanced: Service Shares                                   -8.71%            5.62%            9.18%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.76%            4.51%            8.07%
Janus Aspen Series International Value: Service Shares                       -15.25%             N/A             -7.59%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.10%            -2.92%            1.14%
MFS Investors Growth Stock - Service Class                                   -29.29%             N/A            -10.86%
MFS Investors Trust - Service Class                                          -22.87%           -5.39%            2.99%
MFS New Discovery - Service Class                                            -33.29%             N/A             -0.26%
MFS Total Return - Service Class                                              -7.41%            2.52%            8.07%
MFS Value - Service Class                                                      N/A               N/A            -15.67%
Oppenheimer Global Securities - Service Shares                               -24.06%            2.93%            9.30%
Oppenheimer Main Street Small Cap - Service Shares                           -17.76%             N/A             -3.07%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.08%             N/A             -4.01%
PEA Renaissance                                                                N/A               N/A            -13.59%
PEA Science and Technology                                                   -50.68%             N/A            -55.13%
PIMCO Foreign Bond - Administrative Shares                                    5.85%              N/A             3.66%
PIMCO Money Market - Administrative Shares                                    -0.80%             N/A             1.59%
PIMCO Real Return - Administrative Shares                                     15.01%             N/A             9.71%
PIMCO Total Return - Administrative Shares                                    6.71%             4.74%            4.74%
Rydex Sector Rotation                                                          N/A               N/A            -23.54%
Salomon Brothers Variable All Cap - Class II                                 -26.87%             N/A             3.01%
Salomon Brothers Variable High Yield - Class II                               4.25%              N/A             0.90%
Salomon Brothers Variable Investors - Class II                               -24.95%             N/A             -1.54%
T. Rowe Price Equity Income - II                                             -15.24%           -0.05%            8.37%
T. Rowe Price Blue Chip Growth - II                                          -25.76%             N/A            -20.93%
Van Eck Worldwide Emerging Markets                                            -5.13%           -8.12%            -5.04%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.96%           -6.21%            2.77%
Van Kampen LIT Aggressive Growth, Class II                                   -33.99%             N/A            -41.60%
Van Kampen LIT Government Portfolio, Class II                                 6.96%             4.15%            3.88%
Van Kampen LIT Growth and Income, Class II                                   -16.60%            2.82%            5.55%
Van Kampen UIF Equity Growth, Class II                                       -29.61%           -4.48%            0.54%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.16%            1.83%            4.12%


 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.21%             N/A            -17.96%
AIM V.I. Capital Appreciation - Series II                                    -26.30%           -4.80%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -33.92%             N/A            -29.46%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.34%             N/A             -5.98%
AIM V.I. Premier Equity - Series II                                          -32.10%           -4.75%            5.02%
Alger American Growth - Class S                                              -34.72%           -2.66%            6.34%
Alger American Leveraged AllCap - Class S                                    -35.63%            0.56%            10.59%
Alger American MidCap Growth - Class S                                       -31.77%            1.48%            9.54%
Fidelity VIP Asset Manager - Service Class 2                                 -11.19%           -1.31%            4.20%
Fidelity VIP Contrafund - Service Class 2                                    -11.75%            0.99%            9.32%
Fidelity VIP Equity-Income - Service Class 2                                 -19.12%           -2.32%            6.91%
Fidelity VIP Growth - Service Class 2                                        -31.95%           -2.97%            5.58%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.48%             4.61%            4.46%
Fidelity VIP Overseas - Service Class 2                                      -22.35%           -6.42%            1.98%
Fidelity VIP Index 500 - Service Class 2                                     -24.29%           -3.44%            6.19%
Janus Aspen Series Balanced: Service Shares                                   -8.89%            5.41%            8.96%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.92%            4.30%            7.86%
Janus Aspen Series International Value: Service Shares                       -15.42%             N/A             -7.78%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.10%           -3.11%            0.93%
MFS Investors Growth Stock - Service Class                                   -29.43%             N/A            -11.04%
MFS Investors Trust - Service Class                                          -23.03%           -5.58%            2.79%
MFS New Discovery - Service Class                                            -33.42%             N/A             -0.46%
MFS Total Return - Service Class                                              -7.60%            2.31%            7.86%
MFS Value - Service Class                                                      N/A               N/A            -15.84%
Oppenheimer Global Securities - Service Shares                               -24.21%            2.73%            9.08%
Oppenheimer Main Street Small Cap - Service Shares                           -17.92%             N/A             -3.27%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.24%             N/A             -4.20%
PEA Renaissance                                                                N/A               N/A            -13.68%
PEA Science and Technology                                                   -50.78%             N/A            -55.22%
PIMCO Foreign Bond - Administrative Shares                                    5.64%              N/A             3.46%
PIMCO Money Market - Administrative Shares                                    -1.00%             N/A             1.39%
PIMCO Real Return - Administrative Shares                                     14.78%             N/A             9.49%
PIMCO Total Return - Administrative Shares                                    6.50%             4.53%            4.53%
Rydex Sector Rotation                                                          N/A               N/A            -23.64%
Salomon Brothers Variable All Cap - Class II                                 -27.02%             N/A             2.81%
Salomon Brothers Variable High Yield - Class II                               4.04%              N/A             0.69%
Salomon Brothers Variable Investors - Class II                               -25.10%             N/A             -1.73%
T. Rowe Price Equity Income - II                                             -15.41%           -0.25%            8.16%
T. Rowe Price Blue Chip Growth - II                                          -25.91%             N/A            -21.09%
Van Eck Worldwide Emerging Markets                                            -5.32%           -8.30%            -5.23%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.15%           -6.40%            2.57%
Van Kampen LIT Aggressive Growth, Class II                                   -34.12%             N/A            -41.71%
Van Kampen LIT Government Portfolio, Class II                                 6.74%             3.94%            3.67%
Van Kampen LIT Growth and Income, Class II                                   -16.76%            2.61%            5.34%
Van Kampen UIF Equity Growth, Class II                                       -29.75%           -4.67%            0.34%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.35%            1.63%            3.92%










(With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.28%             N/A            -18.05%
AIM V.I. Capital Appreciation - Series II                                    -26.38%           -4.90%            4.41%
AIM V.I. Dent Demographic Trends - Series II                                 -33.98%             N/A            -29.53%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.43%             N/A             -6.07%
AIM V.I. Premier Equity - Series II                                          -32.17%           -4.84%            4.91%
Alger American Growth - Class S                                              -34.78%           -2.76%            6.23%
Alger American Leveraged AllCap - Class S                                    -35.69%            0.46%            10.48%
Alger American MidCap Growth - Class S                                       -31.83%            1.38%            9.43%
Fidelity VIP Asset Manager - Service Class 2                                 -11.28%           -1.41%            4.10%
Fidelity VIP Contrafund - Service Class 2                                    -11.84%            0.88%            9.22%
Fidelity VIP Equity-Income - Service Class 2                                 -19.20%           -2.42%            6.81%
Fidelity VIP Growth - Service Class 2                                        -32.02%           -3.07%            5.48%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.38%             4.51%            4.36%
Fidelity VIP Overseas - Service Class 2                                      -22.42%           -6.51%            1.88%
Fidelity VIP Index 500 - Service Class 2                                     -24.37%           -3.53%            6.09%
Janus Aspen Series Balanced: Service Shares                                   -8.98%            5.30%            8.85%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.00%            4.20%            7.75%
Janus Aspen Series International Value: Service Shares                       -15.51%             N/A             -7.87%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.20%           -3.21%            0.83%
MFS Investors Growth Stock - Service Class                                   -29.50%             N/A            -11.13%
MFS Investors Trust - Service Class                                          -23.10%           -5.68%            2.68%
MFS New Discovery - Service Class                                            -33.49%             N/A             -0.56%
MFS Total Return - Service Class                                              -7.69%            2.21%            7.75%
MFS Value - Service Class                                                      N/A               N/A            -15.92%
Oppenheimer Global Securities - Service Shares                               -24.29%            2.63%            8.97%
Oppenheimer Main Street Small Cap - Service Shares                           -18.01%             N/A             -3.36%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.32%             N/A             -4.29%
PEA Renaissance                                                                N/A               N/A            -13.73%
PEA Science and Technology                                                   -50.83%             N/A            -55.27%
PIMCO Foreign Bond - Administrative Shares                                    5.53%              N/A             3.35%
PIMCO Money Market - Administrative Shares                                    -1.10%             N/A             1.29%
PIMCO Real Return - Administrative Shares                                     14.67%             N/A             9.38%
PIMCO Total Return - Administrative Shares                                    6.39%             4.43%            4.42%
Rydex Sector Rotation                                                          N/A               N/A            -23.69%
Salomon Brothers Variable All Cap - Class II                                 -27.09%             N/A             2.71%
Salomon Brothers Variable High Yield - Class II                               3.94%              N/A             0.59%
Salomon Brothers Variable Investors - Class II                               -25.18%             N/A             -1.83%
T. Rowe Price Equity Income - II                                             -15.49%           -0.35%            8.05%
T. Rowe Price Blue Chip Growth - II                                          -25.98%             N/A            -21.17%
Van Eck Worldwide Emerging Markets                                            -5.42%           -8.40%            -5.33%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.25%           -6.49%            2.46%
Van Kampen LIT Aggressive Growth, Class II                                   -34.19%             N/A            -41.77%
Van Kampen LIT Government Portfolio, Class II                                 6.64%             3.84%            3.56%
Van Kampen LIT Growth and Income, Class II                                   -16.85%            2.51%            5.23%
Van Kampen UIF Equity Growth, Class II                                       -29.82%           -4.76%            0.24%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.45%            1.53%            3.81%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.43%             N/A            -18.21%
AIM V.I. Capital Appreciation - Series II                                    -26.52%           -5.09%            4.20%
AIM V.I. Dent Demographic Trends - Series II                                 -34.12%             N/A            -29.67%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.60%             N/A             -6.26%
AIM V.I. Premier Equity - Series II                                          -32.31%           -5.03%            4.70%
Alger American Growth - Class S                                              -34.91%           -2.95%            6.02%
Alger American Leveraged AllCap - Class S                                    -35.82%            0.26%            10.26%
Alger American MidCap Growth - Class S                                       -31.97%            1.17%            9.21%
Fidelity VIP Asset Manager - Service Class 2                                 -11.45%           -1.61%            3.89%
Fidelity VIP Contrafund - Service Class 2                                    -12.01%            0.68%            9.00%
Fidelity VIP Equity-Income - Service Class 2                                 -19.36%           -2.61%            6.59%
Fidelity VIP Growth - Service Class 2                                        -32.16%           -3.26%            5.26%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.16%             4.30%            4.15%
Fidelity VIP Overseas - Service Class 2                                      -22.58%           -6.70%            1.68%
Fidelity VIP Index 500 - Service Class 2                                     -24.52%           -3.73%            5.87%
Janus Aspen Series Balanced: Service Shares                                   -9.16%            5.09%            8.63%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.17%            3.99%            7.53%
Janus Aspen Series International Value: Service Shares                       -15.68%             N/A             -8.05%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.40%           -3.40%            0.63%
MFS Investors Growth Stock - Service Class                                   -29.64%             N/A            -11.31%
MFS Investors Trust - Service Class                                          -23.26%           -5.86%            2.48%
MFS New Discovery - Service Class                                            -33.62%             N/A             -0.76%
MFS Total Return - Service Class                                              -7.87%            2.01%            7.53%
MFS Value - Service Class                                                      N/A               N/A            -16.09%
Oppenheimer Global Securities - Service Shares                               -24.44%            2.42%            8.75%
Oppenheimer Main Street Small Cap - Service Shares                           -18.17%             N/A             -3.56%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.48%             N/A             -4.48%
PEA Renaissance                                                                N/A               N/A            -13.82%
PEA Science and Technology                                                   -50.93%             N/A            -55.36%
PIMCO Foreign Bond - Administrative Shares                                    5.32%              N/A             3.15%
PIMCO Money Market - Administrative Shares                                    -1.30%             N/A             1.09%
PIMCO Real Return - Administrative Shares                                     14.44%             N/A             9.16%
PIMCO Total Return - Administrative Shares                                    6.18%             4.22%            4.22%
Rydex Sector Rotation                                                          N/A               N/A            -23.79%
Salomon Brothers Variable All Cap - Class II                                 -27.24%             N/A             2.50%
Salomon Brothers Variable High Yield - Class II                               3.73%              N/A             0.39%
Salomon Brothers Variable Investors - Class II                               -25.32%             N/A             -2.03%
T. Rowe Price Equity Income - II                                             -15.66%           -0.55%            7.83%
T. Rowe Price Blue Chip Growth - II                                          -26.13%             N/A            -21.33%
Van Eck Worldwide Emerging Markets                                            -5.61%           -8.58%            -5.52%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.44%           -6.68%            2.26%
Van Kampen LIT Aggressive Growth, Class II                                   -34.32%             N/A            -41.89%
Van Kampen LIT Government Portfolio, Class II                                 6.42%             3.63%            3.36%
Van Kampen LIT Growth and Income, Class II                                   -17.01%            2.30%            5.02%
Van Kampen UIF Equity Growth, Class II                                       -29.97%           -4.95%            0.04%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.64%            1.32%            3.61%


(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.25%             N/A            -18.19%
AIM V.I. Capital Appreciation - Series II                                    -26.36%           -4.65%            4.84%
AIM V.I. Dent Demographic Trends - Series II                                 -34.02%             N/A            -29.86%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.32%             N/A             -6.14%
AIM V.I. Premier Equity - Series II                                          -32.19%           -4.58%            5.35%
Alger American Growth - Class S                                              -34.82%           -2.44%            6.71%
Alger American Leveraged AllCap - Class S                                    -35.74%            0.85%            11.04%
Alger American MidCap Growth - Class S                                       -31.85%            1.73%            9.94%
Fidelity VIP Asset Manager - Service Class 2                                 -11.15%           -1.17%            4.48%
Fidelity VIP Contrafund - Service Class 2                                    -11.72%            1.20%            9.72%
Fidelity VIP Equity-Income - Service Class 2                                 -19.13%           -2.19%            7.27%
Fidelity VIP Growth - Service Class 2                                        -32.04%           -2.76%            5.93%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.63%             4.77%            4.67%
Fidelity VIP Overseas - Service Class 2                                      -22.38%           -6.31%            2.28%
Fidelity VIP Index 500 - Service Class 2                                     -24.33%           -3.27%            6.53%
Janus Aspen Series Balanced: Service Shares                                   -8.84%            5.67%            9.26%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.93%            4.62%            8.20%
Janus Aspen Series International Value: Service Shares                       -15.41%             N/A             -7.80%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.00%            -3.07%            1.06%
MFS Investors Growth Stock - Service Class                                   -29.51%             N/A            -11.01%
MFS Investors Trust - Service Class                                          -23.06%           -5.47%            3.03%
MFS New Discovery - Service Class                                            -33.52%             N/A             -0.28%
MFS Total Return - Service Class                                              -7.54%            2.48%            8.19%
MFS Value - Service Class                                                      N/A               N/A            -15.83%
Oppenheimer Global Securities - Service Shares                               -24.26%            2.98%            9.48%
Oppenheimer Main Street Small Cap - Service Shares                           -17.93%             N/A             -3.19%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.26%             N/A             -4.20%
PEA Renaissance                                                                N/A               N/A            -13.91%
PEA Science and Technology                                                   -50.98%             N/A            -56.20%
PIMCO Foreign Bond - Administrative Shares                                    5.77%              N/A             3.57%
PIMCO Money Market - Administrative Shares                                    -0.90%             N/A             1.40%
PIMCO Real Return - Administrative Shares                                     14.97%             N/A             9.56%
PIMCO Total Return - Administrative Shares                                    6.64%             4.69%            4.69%
Rydex Sector Rotation                                                          N/A               N/A            -23.83%
Salomon Brothers Variable All Cap - Class II                                 -27.08%             N/A             3.03%
Salomon Brothers Variable High Yield - Class II                               4.17%              N/A             0.76%
Salomon Brothers Variable Investors - Class II                               -25.15%             N/A             -1.59%
T. Rowe Price Equity Income - II                                             -15.40%           -0.11%            8.50%
T. Rowe Price Blue Chip Growth - II                                          -25.96%             N/A            -21.36%
Van Eck Worldwide Emerging Markets                                            -5.25%           -8.37%            -5.28%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.08%           -6.46%            2.85%
Van Kampen LIT Aggressive Growth, Class II                                   -34.23%             N/A            -42.27%
Van Kampen LIT Government Portfolio, Class II                                 6.88%             4.09%            3.85%
Van Kampen LIT Growth and Income, Class II                                   -16.76%            2.83%            5.52%
Van Kampen UIF Equity Growth, Class II                                       -29.83%           -4.51%            0.60%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.27%            1.72%            4.07%


(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.40%             N/A            -18.35%
AIM V.I. Capital Appreciation - Series II                                    -26.51%           -4.84%            4.63%
AIM V.I. Dent Demographic Trends - Series II                                 -34.15%             N/A            -30.00%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.49%             N/A             -6.33%
AIM V.I. Premier Equity - Series II                                          -32.33%           -4.77%            5.14%
Alger American Growth - Class S                                              -34.95%           -2.63%            6.49%
Alger American Leveraged AllCap - Class S                                    -35.87%            0.65%            10.82%
Alger American MidCap Growth - Class S                                       -31.99%            1.53%            9.72%
Fidelity VIP Asset Manager - Service Class 2                                 -11.33%           -1.37%            4.27%
Fidelity VIP Contrafund - Service Class 2                                    -11.90%            0.99%            9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -19.29%           -2.39%            7.05%
Fidelity VIP Growth - Service Class 2                                        -32.18%           -2.96%            5.72%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.42%             4.56%            4.46%
Fidelity VIP Overseas - Service Class 2                                      -22.53%           -6.50%            2.07%
Fidelity VIP Index 500 - Service Class 2                                     -24.49%           -3.47%            6.32%
Janus Aspen Series Balanced: Service Shares                                   -9.02%            5.46%            9.04%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.09%            4.41%            7.98%
Janus Aspen Series International Value: Service Shares                       -15.58%             N/A             -7.99%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.20%           -3.26%            0.86%
MFS Investors Growth Stock - Service Class                                   -29.65%             N/A            -11.19%
MFS Investors Trust - Service Class                                          -23.22%           -5.66%            2.82%
MFS New Discovery - Service Class                                            -33.65%             N/A             -0.48%
MFS Total Return - Service Class                                              -7.73%            2.28%            7.97%
MFS Value - Service Class                                                      N/A               N/A            -16.00%
Oppenheimer Global Securities - Service Shares                               -24.41%            2.77%            9.26%
Oppenheimer Main Street Small Cap - Service Shares                           -18.10%             N/A             -3.38%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.42%             N/A             -4.40%
PEA Renaissance                                                                N/A               N/A            -14.00%
PEA Science and Technology                                                   -51.08%             N/A            -56.30%
PIMCO Foreign Bond - Administrative Shares                                    5.56%              N/A             3.36%
PIMCO Money Market - Administrative Shares                                    -1.10%             N/A             1.19%
PIMCO Real Return - Administrative Shares                                     14.74%             N/A             9.34%
PIMCO Total Return - Administrative Shares                                    6.43%             4.48%            4.48%
Rydex Sector Rotation                                                          N/A               N/A            -23.93%
Salomon Brothers Variable All Cap - Class II                                 -27.23%             N/A             2.83%
Salomon Brothers Variable High Yield - Class II                               3.96%              N/A             0.56%
Salomon Brothers Variable Investors - Class II                               -25.30%             N/A             -1.79%
T. Rowe Price Equity Income - II                                             -15.57%           -0.31%            8.28%
T. Rowe Price Blue Chip Growth - II                                          -26.11%             N/A            -21.52%
Van Eck Worldwide Emerging Markets                                            -5.44%           -8.56%            -5.47%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.27%           -6.65%            2.64%
Van Kampen LIT Aggressive Growth, Class II                                   -34.36%             N/A            -42.38%
Van Kampen LIT Government Portfolio, Class II                                 6.67%             3.88%            3.64%
Van Kampen LIT Growth and Income, Class II                                   -16.93%            2.62%            5.31%
Van Kampen UIF Equity Growth, Class II                                       -29.97%           -4.70%            0.39%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.47%            1.51%            3.86%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.48%             N/A            -18.43%
AIM V.I. Capital Appreciation - Series II                                    -26.58%           -4.94%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -34.22%             N/A            -30.07%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.58%             N/A             -6.42%
AIM V.I. Premier Equity - Series II                                          -32.40%           -4.87%            5.03%
Alger American Growth - Class S                                              -35.02%           -2.73%            6.38%
Alger American Leveraged AllCap - Class S                                    -35.93%            0.55%            10.71%
Alger American MidCap Growth - Class S                                       -32.06%            1.42%            9.61%
Fidelity VIP Asset Manager - Service Class 2                                 -11.42%           -1.48%            4.16%
Fidelity VIP Contrafund - Service Class 2                                    -11.98%            0.89%            9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%           -2.48%            6.94%
Fidelity VIP Growth - Service Class 2                                        -32.25%           -3.06%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.31%             4.45%            4.35%
Fidelity VIP Overseas - Service Class 2                                      -22.61%           -6.59%            1.97%
Fidelity VIP Index 500 - Service Class 2                                     -24.56%           -3.57%            6.21%
Janus Aspen Series Balanced: Service Shares                                   -9.11%            5.35%            8.93%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.18%            4.30%            7.87%
Janus Aspen Series International Value: Service Shares                       -15.67%             N/A             -8.08%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.30%           -3.36%            0.75%
MFS Investors Growth Stock - Service Class                                   -29.72%             N/A            -11.28%
MFS Investors Trust - Service Class                                          -23.29%           -5.76%            2.72%
MFS New Discovery - Service Class                                            -33.72%             N/A             -0.58%
MFS Total Return - Service Class                                              -7.82%            2.17%            7.86%
MFS Value - Service Class                                                      N/A               N/A            -16.08%
Oppenheimer Global Securities - Service Shares                               -24.49%            2.67%            9.15%
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%             N/A             -3.48%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.50%             N/A             -4.49%
PEA Renaissance                                                                N/A               N/A            -14.05%
PEA Science and Technology                                                   -51.13%             N/A            -56.34%
PIMCO Foreign Bond - Administrative Shares                                    5.45%              N/A             3.26%
PIMCO Money Market - Administrative Shares                                    -1.20%             N/A             1.09%
PIMCO Real Return - Administrative Shares                                     14.63%             N/A             9.23%
PIMCO Total Return - Administrative Shares                                    6.32%             4.38%            4.37%
Rydex Sector Rotation                                                          N/A               N/A            -23.98%
Salomon Brothers Variable All Cap - Class II                                 -27.30%             N/A             2.72%
Salomon Brothers Variable High Yield - Class II                               3.85%              N/A             0.45%
Salomon Brothers Variable Investors - Class II                               -25.37%             N/A             -1.89%
T. Rowe Price Equity Income - II                                             -15.66%           -0.41%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -26.18%             N/A            -21.60%
Van Eck Worldwide Emerging Markets                                            -5.54%           -8.65%            -5.57%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.37%           -6.74%            2.53%
Van Kampen LIT Aggressive Growth, Class II                                   -34.43%             N/A            -42.44%
Van Kampen LIT Government Portfolio, Class II                                 6.56%             3.78%            3.54%
Van Kampen LIT Growth and Income, Class II                                   -17.01%            2.52%            5.20%
Van Kampen UIF Equity Growth, Class II                                       -30.04%           -4.80%            0.29%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.56%            1.41%            3.75%


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.63%             N/A            -18.60%
AIM V.I. Capital Appreciation - Series II                                    -26.73%           -5.13%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -34.35%             N/A            -30.22%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.75%             N/A             -6.61%
AIM V.I. Premier Equity - Series II                                          -32.53%           -5.06%            4.82%
Alger American Growth - Class S                                              -35.15%           -2.93%            6.17%
Alger American Leveraged AllCap - Class S                                    -36.06%            0.34%            10.49%
Alger American MidCap Growth - Class S                                       -32.20%            1.22%            9.39%
Fidelity VIP Asset Manager - Service Class 2                                 -11.60%           -1.67%            3.95%
Fidelity VIP Contrafund - Service Class 2                                    -12.16%            0.69%            9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -19.54%           -2.68%            6.72%
Fidelity VIP Growth - Service Class 2                                        -32.38%           -3.25%            5.40%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.09%             4.24%            4.14%
Fidelity VIP Overseas - Service Class 2                                      -22.77%           -6.78%            1.76%
Fidelity VIP Index 500 - Service Class 2                                     -24.71%           -3.76%            5.99%
Janus Aspen Series Balanced: Service Shares                                   -9.30%            5.14%            8.71%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.34%            4.09%            7.65%
Janus Aspen Series International Value: Service Shares                       -15.84%             N/A             -8.27%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.50%           -3.56%            0.55%
MFS Investors Growth Stock - Service Class                                   -29.86%             N/A            -11.46%
MFS Investors Trust - Service Class                                          -23.45%           -5.95%            2.51%
MFS New Discovery - Service Class                                            -33.85%             N/A             -0.78%
MFS Total Return - Service Class                                              -8.00%            1.97%            7.64%
MFS Value - Service Class                                                      N/A               N/A            -16.25%
Oppenheimer Global Securities - Service Shares                               -24.64%            2.46%            8.93%
Oppenheimer Main Street Small Cap - Service Shares                           -18.34%             N/A             -3.68%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.66%             N/A             -4.69%
PEA Renaissance                                                                N/A               N/A            -14.14%
PEA Science and Technology                                                   -51.23%             N/A            -56.44%
PIMCO Foreign Bond - Administrative Shares                                    5.24%              N/A             3.05%
PIMCO Money Market - Administrative Shares                                    -1.40%             N/A             0.89%
PIMCO Real Return - Administrative Shares                                     14.40%             N/A             9.01%
PIMCO Total Return - Administrative Shares                                    6.11%             4.17%            4.16%
Rydex Sector Rotation                                                          N/A               N/A            -24.09%
Salomon Brothers Variable All Cap - Class II                                 -27.45%             N/A             2.51%
Salomon Brothers Variable High Yield - Class II                               3.64%              N/A             0.25%
Salomon Brothers Variable Investors - Class II                               -25.52%             N/A             -2.09%
T. Rowe Price Equity Income - II                                             -15.83%           -0.61%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -26.33%             N/A            -21.76%
Van Eck Worldwide Emerging Markets                                            -5.73%           -8.84%            -5.76%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.56%           -6.93%            2.32%
Van Kampen LIT Aggressive Growth, Class II                                   -34.56%             N/A            -42.56%
Van Kampen LIT Government Portfolio, Class II                                 6.35%             3.57%            3.33%
Van Kampen LIT Growth and Income, Class II                                   -17.18%            2.31%            4.99%
Van Kampen UIF Equity Growth, Class II                                       -30.18%           -4.99%            0.09%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.76%            1.20%            3.54%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.44%             N/A            -18.39%
AIM V.I. Capital Appreciation - Series II                                    -26.54%           -4.89%            4.58%
AIM V.I. Dent Demographic Trends - Series II                                 -34.19%             N/A            -30.04%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.54%             N/A             -6.37%
AIM V.I. Premier Equity - Series II                                          -32.36%           -4.82%            5.08%
Alger American Growth - Class S                                              -34.99%           -2.68%            6.44%
Alger American Leveraged AllCap - Class S                                    -35.90%            0.60%            10.77%
Alger American MidCap Growth - Class S                                       -32.03%            1.47%            9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -11.38%           -1.43%            4.21%
Fidelity VIP Contrafund - Service Class 2                                    -11.94%            0.94%            9.44%
Fidelity VIP Equity-Income - Service Class 2                                 -19.34%           -2.43%            7.00%
Fidelity VIP Growth - Service Class 2                                        -32.21%           -3.01%            5.66%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.36%             4.51%            4.40%
Fidelity VIP Overseas - Service Class 2                                      -22.57%           -6.54%            2.02%
Fidelity VIP Index 500 - Service Class 2                                     -24.52%           -3.52%            6.26%
Janus Aspen Series Balanced: Service Shares                                   -9.07%            5.41%            8.99%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.13%            4.35%            7.93%
Janus Aspen Series International Value: Service Shares                       -15.63%             N/A             -8.04%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.25%           -3.31%            0.80%
MFS Investors Growth Stock - Service Class                                   -29.68%             N/A            -11.23%
MFS Investors Trust - Service Class                                          -23.26%           -5.71%            2.77%
MFS New Discovery - Service Class                                            -33.69%             N/A             -0.53%
MFS Total Return - Service Class                                              -7.77%            2.23%            7.91%
MFS Value - Service Class                                                      N/A               N/A            -16.04%
Oppenheimer Global Securities - Service Shares                               -24.45%            2.72%            9.21%
Oppenheimer Main Street Small Cap - Service Shares                           -18.14%             N/A             -3.43%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.46%             N/A             -4.45%
PEA Renaissance                                                                N/A               N/A            -14.03%
PEA Science and Technology                                                   -51.11%             N/A            -56.32%
PIMCO Foreign Bond - Administrative Shares                                    5.51%              N/A             3.31%
PIMCO Money Market - Administrative Shares                                    -1.15%             N/A             1.14%
PIMCO Real Return - Administrative Shares                                     14.68%             N/A             9.28%
PIMCO Total Return - Administrative Shares                                    6.37%             4.43%            4.43%
Rydex Sector Rotation                                                          N/A               N/A            -23.96%
Salomon Brothers Variable All Cap - Class II                                 -27.26%             N/A             2.77%
Salomon Brothers Variable High Yield - Class II                               3.90%              N/A             0.50%
Salomon Brothers Variable Investors - Class II                               -25.34%             N/A             -1.84%
T. Rowe Price Equity Income - II                                             -15.61%           -0.36%            8.22%
T. Rowe Price Blue Chip Growth - II                                          -26.15%             N/A            -21.56%
Van Eck Worldwide Emerging Markets                                            -5.49%           -8.61%            -5.52%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.32%           -6.69%            2.58%
Van Kampen LIT Aggressive Growth, Class II                                   -34.39%             N/A            -42.41%
Van Kampen LIT Government Portfolio, Class II                                 6.62%             3.83%            3.59%
Van Kampen LIT Growth and Income, Class II                                   -16.97%            2.57%            5.26%
Van Kampen UIF Equity Growth, Class II                                       -30.01%           -4.75%            0.34%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.52%            1.46%            3.81%



(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.59%             N/A            -18.56%
AIM V.I. Capital Appreciation - Series II                                    -26.69%           -5.08%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.32%             N/A            -30.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.71%             N/A             -6.56%
AIM V.I. Premier Equity - Series II                                          -32.50%           -5.01%            4.87%
Alger American Growth - Class S                                              -35.12%           -2.88%            6.22%
Alger American Leveraged AllCap - Class S                                    -36.03%            0.39%            10.54%
Alger American MidCap Growth - Class S                                       -32.16%            1.27%            9.44%
Fidelity VIP Asset Manager - Service Class 2                                 -11.55%           -1.62%            4.00%
Fidelity VIP Contrafund - Service Class 2                                    -12.12%            0.74%            9.22%
Fidelity VIP Equity-Income - Service Class 2                                 -19.50%           -2.63%            6.78%
Fidelity VIP Growth - Service Class 2                                        -32.35%           -3.20%            5.45%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.15%             4.29%            4.19%
Fidelity VIP Overseas - Service Class 2                                      -22.73%           -6.73%            1.81%
Fidelity VIP Index 500 - Service Class 2                                     -24.68%           -3.71%            6.05%
Janus Aspen Series Balanced: Service Shares                                   -9.25%            5.19%            8.77%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.30%            4.14%            7.71%
Janus Aspen Series International Value: Service Shares                       -15.80%             N/A             -8.22%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.45%           -3.51%            0.60%
MFS Investors Growth Stock - Service Class                                   -29.83%             N/A            -11.41%
MFS Investors Trust - Service Class                                          -23.41%           -5.90%            2.56%
MFS New Discovery - Service Class                                            -33.82%             N/A             -0.73%
MFS Total Return - Service Class                                              -7.96%            2.02%            7.69%
MFS Value - Service Class                                                      N/A               N/A            -16.21%
Oppenheimer Global Securities - Service Shares                               -24.60%            2.51%            8.99%
Oppenheimer Main Street Small Cap - Service Shares                           -18.30%             N/A             -3.63%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.62%             N/A             -4.64%
PEA Renaissance                                                                N/A               N/A            -14.12%
PEA Science and Technology                                                   -51.21%             N/A            -56.41%
PIMCO Foreign Bond - Administrative Shares                                    5.29%              N/A             3.10%
PIMCO Money Market - Administrative Shares                                    -1.35%             N/A             0.94%
PIMCO Real Return - Administrative Shares                                     14.45%             N/A             9.06%
PIMCO Total Return - Administrative Shares                                    6.16%             4.22%            4.22%
Rydex Sector Rotation                                                          N/A               N/A            -24.06%
Salomon Brothers Variable All Cap - Class II                                 -27.41%             N/A             2.57%
Salomon Brothers Variable High Yield - Class II                               3.70%              N/A             0.30%
Salomon Brothers Variable Investors - Class II                               -25.49%             N/A             -2.04%
T. Rowe Price Equity Income - II                                             -15.78%           -0.56%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -26.30%             N/A            -21.72%
Van Eck Worldwide Emerging Markets                                            -5.68%           -8.79%            -5.72%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.51%           -6.88%            2.37%
Van Kampen LIT Aggressive Growth, Class II                                   -34.53%             N/A            -42.53%
Van Kampen LIT Government Portfolio, Class II                                 6.40%             3.62%            3.38%
Van Kampen LIT Growth and Income, Class II                                   -17.14%            2.36%            5.05%
Van Kampen UIF Equity Growth, Class II                                       -30.15%           -4.95%            0.14%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.71%            1.25%            3.60%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.67%             N/A            -18.64%
AIM V.I. Capital Appreciation - Series II                                    -26.76%           -5.18%            4.26%
AIM V.I. Dent Demographic Trends - Series II                                 -34.38%             N/A            -30.25%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.80%             N/A             -6.66%
AIM V.I. Premier Equity - Series II                                          -32.57%           -5.11%            4.76%
Alger American Growth - Class S                                              -35.18%           -2.98%            6.11%
Alger American Leveraged AllCap - Class S                                    -36.10%            0.29%            10.43%
Alger American MidCap Growth - Class S                                       -32.23%            1.17%            9.33%
Fidelity VIP Asset Manager - Service Class 2                                 -11.64%           -1.72%            3.90%
Fidelity VIP Contrafund - Service Class 2                                    -12.21%            0.63%            9.11%
Fidelity VIP Equity-Income - Service Class 2                                 -19.58%           -2.73%            6.67%
Fidelity VIP Growth - Service Class 2                                        -32.42%           -3.30%            5.34%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.04%             4.19%            4.08%
Fidelity VIP Overseas - Service Class 2                                      -22.81%           -6.83%            1.71%
Fidelity VIP Index 500 - Service Class 2                                     -24.75%           -3.81%            5.94%
Janus Aspen Series Balanced: Service Shares                                   -9.34%            5.09%            8.66%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.38%            4.04%            7.60%
Janus Aspen Series International Value: Service Shares                       -15.88%             N/A             -8.31%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.55%           -3.61%            0.50%
MFS Investors Growth Stock - Service Class                                   -29.90%             N/A            -11.50%
MFS Investors Trust - Service Class                                          -23.49%           -6.00%            2.46%
MFS New Discovery - Service Class                                            -33.89%             N/A             -0.83%
MFS Total Return - Service Class                                              -8.05%            1.92%            7.59%
MFS Value - Service Class                                                      N/A               N/A            -16.29%
Oppenheimer Global Securities - Service Shares                               -24.68%            2.41%            8.88%
Oppenheimer Main Street Small Cap - Service Shares                           -18.38%             N/A             -3.73%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.70%             N/A             -4.74%
PEA Renaissance                                                                N/A               N/A            -14.16%
PEA Science and Technology                                                   -51.26%             N/A            -56.46%
PIMCO Foreign Bond - Administrative Shares                                    5.19%              N/A             3.00%
PIMCO Money Market - Administrative Shares                                    -1.45%             N/A             0.84%
PIMCO Real Return - Administrative Shares                                     14.34%             N/A             8.95%
PIMCO Total Return - Administrative Shares                                    6.05%             4.11%            4.11%
Rydex Sector Rotation                                                          N/A               N/A            -24.11%
Salomon Brothers Variable All Cap - Class II                                 -27.48%             N/A             2.46%
Salomon Brothers Variable High Yield - Class II                               3.59%              N/A             0.20%
Salomon Brothers Variable Investors - Class II                               -25.56%             N/A             -2.14%
T. Rowe Price Equity Income - II                                             -15.87%           -0.66%            7.90%
T. Rowe Price Blue Chip Growth - II                                          -26.37%             N/A            -21.80%
Van Eck Worldwide Emerging Markets                                            -5.78%           -8.89%            -5.81%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.60%           -6.98%            2.27%
Van Kampen LIT Aggressive Growth, Class II                                   -34.59%             N/A            -42.59%
Van Kampen LIT Government Portfolio, Class II                                 6.30%             3.51%            3.27%
Van Kampen LIT Growth and Income, Class II                                   -17.22%            2.26%            4.94%
Van Kampen UIF Equity Growth, Class II                                       -30.22%           -5.04%            0.04%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.81%            1.15%            3.49%



(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.82%             N/A            -18.80%
AIM V.I. Capital Appreciation - Series II                                    -26.91%           -5.37%            4.05%
AIM V.I. Dent Demographic Trends - Series II                                 -34.52%             N/A            -30.40%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.97%             N/A             -6.85%
AIM V.I. Premier Equity - Series II                                          -32.70%           -5.30%            4.55%
Alger American Growth - Class S                                              -35.31%           -3.17%            5.90%
Alger American Leveraged AllCap - Class S                                    -36.22%            0.09%            10.21%
Alger American MidCap Growth - Class S                                       -32.37%            0.96%            9.11%
Fidelity VIP Asset Manager - Service Class 2                                 -11.82%           -1.92%            3.69%
Fidelity VIP Contrafund - Service Class 2                                    -12.38%            0.43%            8.89%
Fidelity VIP Equity-Income - Service Class 2                                 -19.74%           -2.93%            6.45%
Fidelity VIP Growth - Service Class 2                                        -32.55%           -3.50%            5.13%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.82%             3.98%            3.87%
Fidelity VIP Overseas - Service Class 2                                      -22.96%           -7.02%            1.50%
Fidelity VIP Index 500 - Service Class 2                                     -24.90%           -4.01%            5.73%
Janus Aspen Series Balanced: Service Shares                                   -9.52%            4.87%            8.44%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.55%            3.83%            7.38%
Janus Aspen Series International Value: Service Shares                       -16.05%             N/A             -8.50%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.75%           -3.81%            0.29%
MFS Investors Growth Stock - Service Class                                   -30.04%             N/A            -11.68%
MFS Investors Trust - Service Class                                          -23.64%           -6.19%            2.25%
MFS New Discovery - Service Class                                            -34.02%             N/A             -1.03%
MFS Total Return - Service Class                                              -8.24%            1.71%            7.37%
MFS Value - Service Class                                                      N/A               N/A            -16.46%
Oppenheimer Global Securities - Service Shares                               -24.83%            2.20%            8.66%
Oppenheimer Main Street Small Cap - Service Shares                           -18.55%             N/A             -3.92%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.86%             N/A             -4.93%
PEA Renaissance                                                                N/A               N/A            -14.25%
PEA Science and Technology                                                   -51.35%             N/A            -56.55%
PIMCO Foreign Bond - Administrative Shares                                    4.98%              N/A             2.79%
PIMCO Money Market - Administrative Shares                                    -1.65%             N/A             0.63%
PIMCO Real Return - Administrative Shares                                     14.11%             N/A             8.73%
PIMCO Total Return - Administrative Shares                                    5.84%             3.90%            3.90%
Rydex Sector Rotation                                                          N/A               N/A            -24.21%
Salomon Brothers Variable All Cap - Class II                                 -27.63%             N/A             2.26%
Salomon Brothers Variable High Yield - Class II                               3.38%              N/A             0.00%
Salomon Brothers Variable Investors - Class II                               -25.71%             N/A             -2.33%
T. Rowe Price Equity Income - II                                             -16.04%           -0.86%            7.68%
T. Rowe Price Blue Chip Growth - II                                          -26.52%             N/A            -21.96%
Van Eck Worldwide Emerging Markets                                            -5.97%           -9.07%            -6.01%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.79%           -7.17%            2.06%
Van Kampen LIT Aggressive Growth, Class II                                   -34.72%             N/A            -42.71%
Van Kampen LIT Government Portfolio, Class II                                 6.08%             3.30%            3.06%
Van Kampen LIT Growth and Income, Class II                                   -17.39%            2.05%            4.73%
Van Kampen UIF Equity Growth, Class II                                       -30.36%           -5.24%            -0.17%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -4.00%            0.95%            3.28%







(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.55%             N/A            -18.52%
AIM V.I. Capital Appreciation - Series II                                    -26.65%           -5.03%            4.42%
AIM V.I. Dent Demographic Trends - Series II                                 -34.29%             N/A            -30.15%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.67%             N/A             -6.52%
AIM V.I. Premier Equity - Series II                                          -32.47%           -4.97%            4.92%
Alger American Growth - Class S                                              -35.08%           -2.83%            6.27%
Alger American Leveraged AllCap - Class S                                    -36.00%            0.45%            10.60%
Alger American MidCap Growth - Class S                                       -32.13%            1.32%            9.50%
Fidelity VIP Asset Manager - Service Class 2                                 -11.51%           -1.57%            4.06%
Fidelity VIP Contrafund - Service Class 2                                    -12.07%            0.79%            9.28%
Fidelity VIP Equity-Income - Service Class 2                                 -19.46%           -2.58%            6.83%
Fidelity VIP Growth - Service Class 2                                        -32.32%           -3.15%            5.50%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.20%             4.35%            4.24%
Fidelity VIP Overseas - Service Class 2                                      -22.69%           -6.69%            1.86%
Fidelity VIP Index 500 - Service Class 2                                     -24.64%           -3.67%            6.10%
Janus Aspen Series Balanced: Service Shares                                   -9.21%            5.25%            8.82%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.26%            4.20%            7.76%
Janus Aspen Series International Value: Service Shares                       -15.75%             N/A             -8.18%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.40%           -3.46%            0.65%
MFS Investors Growth Stock - Service Class                                   -29.79%             N/A            -11.37%
MFS Investors Trust - Service Class                                          -23.37%           -5.85%            2.61%
MFS New Discovery - Service Class                                            -33.79%             N/A             -0.68%
MFS Total Return - Service Class                                              -7.91%            2.07%            7.75%
MFS Value - Service Class                                                      N/A               N/A            -16.17%
Oppenheimer Global Securities - Service Shares                               -24.56%            2.56%            9.04%
Oppenheimer Main Street Small Cap - Service Shares                           -18.26%             N/A             -3.58%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.58%             N/A             -4.59%
PEA Renaissance                                                                N/A               N/A            -14.09%
PEA Science and Technology                                                   -51.18%             N/A            -56.39%
PIMCO Foreign Bond - Administrative Shares                                    5.35%              N/A             3.15%
PIMCO Money Market - Administrative Shares                                    -1.30%             N/A             0.99%
PIMCO Real Return - Administrative Shares                                     14.51%             N/A             9.12%
PIMCO Total Return - Administrative Shares                                    6.21%             4.27%            4.27%
Rydex Sector Rotation                                                          N/A               N/A            -24.04%
Salomon Brothers Variable All Cap - Class II                                 -27.37%             N/A             2.62%
Salomon Brothers Variable High Yield - Class II                               3.75%              N/A             0.35%
Salomon Brothers Variable Investors - Class II                               -25.45%             N/A             -1.99%
T. Rowe Price Equity Income - II                                             -15.74%           -0.51%            8.06%
T. Rowe Price Blue Chip Growth - II                                          -26.26%             N/A            -21.68%
Van Eck Worldwide Emerging Markets                                            -5.63%           -8.75%            -5.67%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.46%           -6.84%            2.43%
Van Kampen LIT Aggressive Growth, Class II                                   -34.49%             N/A            -42.50%
Van Kampen LIT Government Portfolio, Class II                                 6.46%             3.67%            3.43%
Van Kampen LIT Growth and Income, Class II                                   -17.10%            2.41%            5.10%
Van Kampen UIF Equity Growth, Class II                                       -30.11%           -4.90%            0.19%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.66%            1.31%            3.65%


 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.71%             N/A            -18.68%
AIM V.I. Capital Appreciation - Series II                                    -26.80%           -5.23%            4.20%
AIM V.I. Dent Demographic Trends - Series II                                 -34.42%             N/A            -30.29%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.84%             N/A             -6.70%
AIM V.I. Premier Equity - Series II                                          -32.60%           -5.16%            4.71%
Alger American Growth - Class S                                              -35.22%           -3.03%            6.06%
Alger American Leveraged AllCap - Class S                                    -36.13%            0.24%            10.38%
Alger American MidCap Growth - Class S                                       -32.27%            1.12%            9.28%
Fidelity VIP Asset Manager - Service Class 2                                 -11.69%           -1.77%            3.84%
Fidelity VIP Contrafund - Service Class 2                                    -12.25%            0.58%            9.06%
Fidelity VIP Equity-Income - Service Class 2                                 -19.62%           -2.78%            6.62%
Fidelity VIP Growth - Service Class 2                                        -32.45%           -3.35%            5.29%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.98%             4.14%            4.03%
Fidelity VIP Overseas - Service Class 2                                      -22.85%           -6.88%            1.66%
Fidelity VIP Index 500 - Service Class 2                                     -24.79%           -3.86%            5.89%
Janus Aspen Series Balanced: Service Shares                                   -9.39%            5.03%            8.60%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.42%            3.99%            7.55%
Janus Aspen Series International Value: Service Shares                       -15.92%             N/A             -8.36%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.60%           -3.66%            0.45%
MFS Investors Growth Stock - Service Class                                   -29.93%             N/A            -11.55%
MFS Investors Trust - Service Class                                          -23.53%           -6.04%            2.40%
MFS New Discovery - Service Class                                            -33.92%             N/A             -0.88%
MFS Total Return - Service Class                                              -8.10%            1.86%            7.53%
MFS Value - Service Class                                                      N/A               N/A            -16.34%
Oppenheimer Global Securities - Service Shares                               -24.71%            2.36%            8.82%
Oppenheimer Main Street Small Cap - Service Shares                           -18.42%             N/A             -3.78%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.74%             N/A             -4.78%
PEA Renaissance                                                                N/A               N/A            -14.18%
PEA Science and Technology                                                   -51.28%             N/A            -56.48%
PIMCO Foreign Bond - Administrative Shares                                    5.14%              N/A             2.95%
PIMCO Money Market - Administrative Shares                                    -1.50%             N/A             0.79%
PIMCO Real Return - Administrative Shares                                     14.28%             N/A             8.90%
PIMCO Total Return - Administrative Shares                                    6.00%             4.06%            4.06%
Rydex Sector Rotation                                                          N/A               N/A            -24.14%
Salomon Brothers Variable All Cap - Class II                                 -27.52%             N/A             2.41%
Salomon Brothers Variable High Yield - Class II                               3.54%              N/A             0.15%
Salomon Brothers Variable Investors - Class II                               -25.60%             N/A             -2.19%
T. Rowe Price Equity Income - II                                             -15.91%           -0.71%            7.84%
T. Rowe Price Blue Chip Growth - II                                          -26.41%             N/A            -21.84%
Van Eck Worldwide Emerging Markets                                            -5.82%           -8.93%            -5.86%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.65%           -7.03%            2.22%
Van Kampen LIT Aggressive Growth, Class II                                   -34.62%             N/A            -42.62%
Van Kampen LIT Government Portfolio, Class II                                 6.24%             3.46%            3.22%
Van Kampen LIT Growth and Income, Class II                                   -17.26%            2.21%            4.89%
Van Kampen UIF Equity Growth, Class II                                       -30.25%           -5.09%            -0.01%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.85%            1.10%            3.44%


(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Enhanced
Earnings Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.78%             N/A            -18.76%
AIM V.I. Capital Appreciation - Series II                                    -26.88%           -5.32%            4.10%
AIM V.I. Dent Demographic Trends - Series II                                 -34.48%             N/A            -30.36%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.93%             N/A             -6.80%
AIM V.I. Premier Equity - Series II                                          -32.67%           -5.25%            4.60%
Alger American Growth - Class S                                              -35.28%           -3.13%            5.95%
Alger American Leveraged AllCap - Class S                                    -36.19%            0.14%            10.27%
Alger American MidCap Growth - Class S                                       -32.33%            1.01%            9.17%
Fidelity VIP Asset Manager - Service Class 2                                 -11.78%           -1.87%            3.74%
Fidelity VIP Contrafund - Service Class 2                                    -12.34%            0.48%            8.95%
Fidelity VIP Equity-Income - Service Class 2                                 -19.70%           -2.88%            6.51%
Fidelity VIP Growth - Service Class 2                                        -32.52%           -3.45%            5.18%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.88%             4.03%            3.93%
Fidelity VIP Overseas - Service Class 2                                      -22.92%           -6.97%            1.55%
Fidelity VIP Index 500 - Service Class 2                                     -24.87%           -3.96%            5.78%
Janus Aspen Series Balanced: Service Shares                                   -9.48%            4.93%            8.49%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.50%            3.88%            7.44%
Janus Aspen Series International Value: Service Shares                       -16.01%             N/A             -8.45%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.70%           -3.76%            0.34%
MFS Investors Growth Stock - Service Class                                   -30.00%             N/A            -11.64%
MFS Investors Trust - Service Class                                          -23.60%           -6.14%            2.30%
MFS New Discovery - Service Class                                            -33.99%             N/A             -0.98%
MFS Total Return - Service Class                                              -8.19%            1.76%            7.42%
MFS Value - Service Class                                                      N/A               N/A            -16.42%
Oppenheimer Global Securities - Service Shares                               -24.79%            2.25%            8.71%
Oppenheimer Main Street Small Cap - Service Shares                           -18.51%             N/A             -3.87%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.82%             N/A             -4.88%
PEA Renaissance                                                                N/A               N/A            -14.23%
PEA Science and Technology                                                   -51.33%             N/A            -56.53%
PIMCO Foreign Bond - Administrative Shares                                    5.03%              N/A             2.84%
PIMCO Money Market - Administrative Shares                                    -1.60%             N/A             0.68%
PIMCO Real Return - Administrative Shares                                     14.17%             N/A             8.79%
PIMCO Total Return - Administrative Shares                                    5.89%             3.95%            3.95%
Rydex Sector Rotation                                                          N/A               N/A            -24.19%
Salomon Brothers Variable All Cap - Class II                                 -27.59%             N/A             2.31%
Salomon Brothers Variable High Yield - Class II                               3.44%              N/A             0.05%
Salomon Brothers Variable Investors - Class II                               -25.68%             N/A             -2.29%
T. Rowe Price Equity Income - II                                             -15.99%           -0.81%            7.73%
T. Rowe Price Blue Chip Growth - II                                          -26.48%             N/A            -21.92%
Van Eck Worldwide Emerging Markets                                            -5.92%           -9.02%            -5.96%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.75%           -7.12%            2.11%
Van Kampen LIT Aggressive Growth, Class II                                   -34.69%             N/A            -42.68%
Van Kampen LIT Government Portfolio, Class II                                 6.14%             3.36%            3.11%
Van Kampen LIT Growth and Income, Class II                                   -17.35%            2.10%            4.78%
Van Kampen UIF Equity Growth, Class II                                       -30.32%           -5.19%            -0.11%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.95%            1.00%            3.33%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.93%             N/A            -18.93%
AIM V.I. Capital Appreciation - Series II                                    -27.02%           -5.52%            3.89%
AIM V.I. Dent Demographic Trends - Series II                                 -34.62%             N/A            -30.50%
AIM V.I. Mid Cap Core Equity - Series II                                     -14.10%             N/A             -6.99%
AIM V.I. Premier Equity - Series II                                          -32.81%           -5.45%            4.39%
Alger American Growth - Class S                                              -35.41%           -3.32%            5.74%
Alger American Leveraged AllCap - Class S                                    -36.32%           -0.06%            10.04%
Alger American MidCap Growth - Class S                                       -32.47%            0.81%            8.95%
Fidelity VIP Asset Manager - Service Class 2                                 -11.95%           -2.07%            3.53%
Fidelity VIP Contrafund - Service Class 2                                    -12.51%            0.28%            8.73%
Fidelity VIP Equity-Income - Service Class 2                                 -19.86%           -3.08%            6.29%
Fidelity VIP Growth - Service Class 2                                        -32.66%           -3.64%            4.97%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.66%             3.82%            3.71%
Fidelity VIP Overseas - Service Class 2                                      -23.08%           -7.16%            1.35%
Fidelity VIP Index 500 - Service Class 2                                     -25.02%           -4.15%            5.57%
Janus Aspen Series Balanced: Service Shares                                   -9.66%            4.72%            8.27%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.67%            3.67%            7.22%
Janus Aspen Series International Value: Service Shares                       -16.18%             N/A             -8.64%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.90%           -3.95%            0.14%
MFS Investors Growth Stock - Service Class                                   -30.14%             N/A            -11.82%
MFS Investors Trust - Service Class                                          -23.76%           -6.33%            2.09%
MFS New Discovery - Service Class                                            -34.12%             N/A             -1.18%
MFS Total Return - Service Class                                              -8.37%            1.55%            7.20%
MFS Value - Service Class                                                      N/A               N/A            -16.59%
Oppenheimer Global Securities - Service Shares                               -24.94%            2.05%            8.49%
Oppenheimer Main Street Small Cap - Service Shares                           -18.67%             N/A             -4.07%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.98%             N/A             -5.07%
PEA Renaissance                                                                N/A               N/A            -14.32%
PEA Science and Technology                                                   -51.43%             N/A            -56.62%
PIMCO Foreign Bond - Administrative Shares                                    4.82%              N/A             2.63%
PIMCO Money Market - Administrative Shares                                    -1.80%             N/A             0.48%
PIMCO Real Return - Administrative Shares                                     13.94%             N/A             8.57%
PIMCO Total Return - Administrative Shares                                    5.68%             3.74%            3.74%
Rydex Sector Rotation                                                          N/A               N/A            -24.29%
Salomon Brothers Variable All Cap - Class II                                 -27.74%             N/A             2.10%
Salomon Brothers Variable High Yield - Class II                               3.23%              N/A             -0.16%
Salomon Brothers Variable Investors - Class II                               -25.82%             N/A             -2.48%
T. Rowe Price Equity Income - II                                             -16.16%           -1.01%            7.51%
T. Rowe Price Blue Chip Growth - II                                          -26.63%             N/A            -22.08%
Van Eck Worldwide Emerging Markets                                            -6.11%           -9.21%            -6.15%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.94%           -7.31%            1.91%
Van Kampen LIT Aggressive Growth, Class II                                   -34.82%             N/A            -42.80%
Van Kampen LIT Government Portfolio, Class II                                 5.92%             3.15%            2.90%
Van Kampen LIT Growth and Income, Class II                                   -17.51%            1.90%            4.57%
Van Kampen UIF Equity Growth, Class II                                       -30.47%           -5.38%            -0.32%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -4.14%            0.79%            3.12%


Adjusted Historical Total Returns Method 2

Set out below are the adjusted historical total returns for each Variable
Sub-Account using Method 2 for the periods ended December 31, 2003. Adjusted historical total returns using Method 2 are not shown for the Morgan Stanley UIF
Equity and Income, Morgan Stanley UIF Global Franchise and Morgan Stanley UIF
Small Company Growth Variable Sub-Accounts, as the Portfolios underlying those
Variable Sub-Accounts commenced operations on May 1, 2003. The adjusted historical total returns shown below reflect withdrawal charges and the $30 annual contract maintenance charge.



Variable Sub-Account                                         Inception Date of
                                                         Corresponding Portfolio


AIM V.I. Basic Value - Series II                                9/10/2001
AIM V.I. Capital Appreciation -Series II                        5/5/1993
AIM V.I. Dent Demographic Trends - Series II                    12/29/1999
AIM V.I. Mid Cap Core Equity - Series II                        9/10/2001
AIM V.I. Premier Equity - Series II                             5/5/1993
Alger American Growth - Class S                                 1/6/1989
Alger American Leveraged AllCap - Class S                       1/24/1995
Alger American MidCap Growth - Class S                          5/2/1993
Fidelity VIP Asset Manager - Service Class 2                    9/6/1989
Fidelity VIP Contrafund - Service Class 2                       1/3/1995
Fidelity VIP Equity-Income - Service Class 2                    10/23/1986
Fidelity VIP Growth - Service Class 2                           10/9/1986
Fidelity VIP Investment Grade Bond - Service Class 2            12/5/1988
Fidelity VIP Overseas - Service Class 2                         1/29/1987
Janus Aspen Series Balanced: Service Shares                     9/13/1993
Janus Aspen Series Capital Appreciation: Service Shares         5/1/1997
Janus Aspen Series International Value: Service Shares          5/1/2001
Janus Aspen Series Mid Cap Value: Service Shares                12/30/2002
Janus Aspen Series Risk-Managed Large Cap Core:Service Shares   12/31/2002
MFS High Income - Service Class                                 7/26/1995
MFS Investors Growth Stock - Service Class                      5/3/1999
MFS Investors Trust - Service Class                             10/9/1995
MFS New Discovery - Service Class                               5/1/1998
MFS Total Return - Service Class                                1/3/1995
MFS Value - Service Class                                       1/2/2002
Oppenheimer Global Securities - Service Shares                  11/12/1990
Oppenheimer Main Street Small Cap - Service Shares              5/1/1998
NFJ Small Cap Value                                             01/00/00
OpCap Balanced                                                  10/1/1999
PEA Renaissance                                                 6/30/2002
PEA Science and Technology                                      4/12/2000
PIMCO Foreign Bond - Administrative Shares                      2/16/1999
PIMCO Money Market - Administrative Shares                      9/30/1999
PIMCO Real Return - Administrative Shares                       9/30/1999
PIMCO Total Return - Administrative Shares                      12/31/1997
Rydex Sector Rotation                                           5/1/2002
Salomon Brothers Variable All Cap - Class II                    2/17/1998
Salomon Brothers Variable High Yield - Class II                 5/1/1998
SB Government - Salomon Brothers Class B                        10/15/1996
Salomon Brothers Variable Investors - Class II                  2/18/1998
Scudder VIT EAFE Equity Index - Class B                         8/21/1997
Scudder VIT Equity 500 Index - Class B                          10/1/1997
Scudder VIT Small Cap Index - Class B                           8/22/1997
T. Rowe Price Equity Income - II                                3/31/1994
T. Rowe Price Blue Chip Growth - II                             12/29/2000
Van Eck Worldwide Emerging Markets                              12/21/1995
Van Eck Worldwide Absolute Return                               5/1/2003
Van Eck Worldwide Hard Assets                                   9/1/1989
"Van Kampen LIT Aggressive Growth, Class II"                    9/25/2000
"Van Kampen LIT Growth and Income, Class II"                    12/23/1996
"Van Kampen UIF Equity Growth, Class II"                        1/2/1997
"Van Kampen UIF U.S. Real Estate Portfolio, Class II"           3/3/1997


(Without any optional benefits)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.84%             N/A            -17.60%
AIM V.I. Capital Appreciation - Series II                                    -25.95%           -4.30%            5.09%
AIM V.I. Dent Demographic Trends - Series II                                 -33.61%             N/A            -29.18%
AIM V.I. Mid Cap Core Equity - Series II                                     -12.91%             N/A             -5.54%
AIM V.I. Premier Equity - Series II                                          -31.78%           -4.25%            5.60%
Alger American Growth - Class S                                              -34.41%           -2.14%            6.93%
Alger American Leveraged AllCap - Class S                                    -35.33%            1.11%            11.22%
Alger American MidCap Growth - Class S                                       -31.44%            2.02%            10.15%
Fidelity VIP Asset Manager - Service Class 2                                 -10.74%           -0.80%            4.77%
Fidelity VIP Contrafund - Service Class 2                                    -11.31%            1.52%            9.94%
Fidelity VIP Equity-Income - Service Class 2                                 -18.72%           -1.81%            7.51%
Fidelity VIP Growth - Service Class 2                                        -31.63%           -2.45%            6.17%
Fidelity VIP Investment Grade Bond - Service Class 2                          8.04%             5.16%            5.02%
Fidelity VIP Overseas - Service Class 2                                      -21.97%           -5.93%            2.54%
Fidelity VIP Index 500 - Service Class 2                                     -23.92%           -2.93%            6.78%
Janus Aspen Series Balanced: Service Shares                                   -8.43%            5.97%            9.55%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.52%            4.88%            8.45%
Janus Aspen Series International Value: Service Shares                       -15.00%             N/A             -7.32%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.41%            -2.62%            1.46%
MFS Investors Growth Stock - Service Class                                   -29.10%             N/A            -10.59%
MFS Investors Trust - Service Class                                          -22.65%           -5.09%            3.34%
MFS New Discovery - Service Class                                            -33.11%             N/A             0.07%
MFS Total Return - Service Class                                              -7.13%            2.85%            8.45%
MFS Value - Service Class                                                      N/A               N/A            -15.42%
Oppenheimer Global Securities - Service Shares                               -23.85%            3.28%            9.69%
Oppenheimer Main Street Small Cap - Service Shares                           -17.52%             N/A             -2.77%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -19.85%             N/A             -3.72%
PEA Renaissance                                                                N/A               N/A            -13.50%
PEA Science and Technology                                                   -50.57%             N/A            -55.17%
PIMCO Foreign Bond - Administrative Shares                                    6.18%              N/A             3.99%
PIMCO Money Market - Administrative Shares                                    -0.49%             N/A             1.89%
PIMCO Real Return - Administrative Shares                                     15.38%             N/A             10.04%
PIMCO Total Return - Administrative Shares                                    7.05%             5.08%            5.08%
Rydex Sector Rotation                                                          N/A               N/A            -23.42%
Salomon Brothers Variable All Cap - Class II                                 -26.67%             N/A             3.36%
Salomon Brothers Variable High Yield - Class II                               4.58%              N/A             1.20%
Salomon Brothers Variable Investors - Class II                               -24.74%             N/A             -1.22%
T. Rowe Price Equity Income - II                                             -14.99%            0.27%            8.75%
T. Rowe Price Blue Chip Growth - II                                          -25.55%             N/A            -20.75%
Van Eck Worldwide Emerging Markets                                            -4.84%           -7.86%            -4.77%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.67%           -5.95%            3.12%
Van Kampen LIT Aggressive Growth, Class II                                   -33.82%             N/A            -41.52%
Van Kampen LIT Government Portfolio, Class II                                 7.30%             4.48%            4.22%
Van Kampen LIT Growth and Income, Class II                                   -16.35%            3.16%            5.89%
Van Kampen UIF Equity Growth, Class II                                       -29.42%           -4.17%            0.88%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -2.86%            2.15%            4.46%


(With the MAV Death Benefit Option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -23.99%             N/A            -17.76%
AIM V.I. Capital Appreciation - Series II                                    -26.09%           -4.50%            4.88%
AIM V.I. Dent Demographic Trends - Series II                                 -33.74%             N/A            -29.32%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.08%             N/A             -5.73%
AIM V.I. Premier Equity - Series II                                          -31.92%           -4.44%            5.39%
Alger American Growth - Class S                                              -34.54%           -2.33%            6.72%
Alger American Leveraged AllCap - Class S                                    -35.46%            0.91%            10.99%
Alger American MidCap Growth - Class S                                       -31.58%            1.82%            9.93%
Fidelity VIP Asset Manager - Service Class 2                                 -10.92%           -1.00%            4.56%
Fidelity VIP Contrafund - Service Class 2                                    -11.48%            1.32%            9.72%
Fidelity VIP Equity-Income - Service Class 2                                 -18.88%           -2.01%            7.29%
Fidelity VIP Growth - Service Class 2                                        -31.77%           -2.65%            5.95%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.83%             4.95%            4.81%
Fidelity VIP Overseas - Service Class 2                                      -22.12%           -6.12%            2.34%
Fidelity VIP Index 500 - Service Class 2                                     -24.07%           -3.12%            6.56%
Janus Aspen Series Balanced: Service Shares                                   -8.61%            5.76%            9.33%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.68%            4.67%            8.23%
Janus Aspen Series International Value: Service Shares                       -15.17%             N/A             -7.51%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.21%            -2.82%            1.25%
MFS Investors Growth Stock - Service Class                                   -29.24%             N/A            -10.77%
MFS Investors Trust - Service Class                                          -22.81%           -5.28%            3.13%
MFS New Discovery - Service Class                                            -33.24%             N/A             -0.14%
MFS Total Return - Service Class                                              -7.31%            2.64%            8.24%
MFS Value - Service Class                                                      N/A               N/A            -15.59%
Oppenheimer Global Securities - Service Shares                               -24.00%            3.07%            9.47%
Oppenheimer Main Street Small Cap - Service Shares                           -17.68%             N/A             -2.97%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.01%             N/A             -3.92%
PEA Renaissance                                                                N/A               N/A            -13.59%
PEA Science and Technology                                                   -50.67%             N/A            -55.26%
PIMCO Foreign Bond - Administrative Shares                                    5.97%              N/A             3.78%
PIMCO Money Market - Administrative Shares                                    -0.69%             N/A             1.69%
PIMCO Real Return - Administrative Shares                                     15.15%             N/A             9.82%
PIMCO Total Return - Administrative Shares                                    6.84%             4.87%            4.87%
Rydex Sector Rotation                                                          N/A               N/A            -23.52%
Salomon Brothers Variable All Cap - Class II                                 -26.82%             N/A             3.15%
Salomon Brothers Variable High Yield - Class II                               4.37%              N/A             1.00%
Salomon Brothers Variable Investors - Class II                               -24.89%             N/A             -1.42%
T. Rowe Price Equity Income - II                                             -15.16%            0.07%            8.54%
T. Rowe Price Blue Chip Growth - II                                          -25.70%             N/A            -20.91%
Van Eck Worldwide Emerging Markets                                            -5.03%           -8.05%            -4.96%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.86%           -6.13%            2.92%
Van Kampen LIT Aggressive Growth, Class II                                   -33.95%             N/A            -41.64%
Van Kampen LIT Government Portfolio, Class II                                 7.08%             4.27%            4.01%
Van Kampen LIT Growth and Income, Class II                                   -16.52%            2.95%            5.68%
Van Kampen UIF Equity Growth, Class II                                       -29.56%           -4.36%            0.68%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.06%            1.94%            4.25%


(With the Enhanced Beneficiary Protection (Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.07%             N/A            -17.84%
AIM V.I. Capital Appreciation - Series II                                    -26.17%           -4.59%            4.78%
AIM V.I. Dent Demographic Trends - Series II                                 -33.81%             N/A            -29.39%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.17%             N/A             -5.82%
AIM V.I. Premier Equity - Series II                                          -31.99%           -4.53%            5.28%
Alger American Growth - Class S                                              -34.61%           -2.43%            6.61%
Alger American Leveraged AllCap - Class S                                    -35.52%            0.81%            10.88%
Alger American MidCap Growth - Class S                                       -31.65%            1.72%            9.82%
Fidelity VIP Asset Manager - Service Class 2                                 -11.01%           -1.10%            4.45%
Fidelity VIP Contrafund - Service Class 2                                    -11.57%            1.22%            9.61%
Fidelity VIP Equity-Income - Service Class 2                                 -18.96%           -2.11%            7.18%
Fidelity VIP Growth - Service Class 2                                        -31.84%           -2.75%            5.85%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.72%             4.84%            4.70%
Fidelity VIP Overseas - Service Class 2                                      -22.20%           -6.21%            2.23%
Fidelity VIP Index 500 - Service Class 2                                     -24.15%           -3.22%            6.46%
Janus Aspen Series Balanced: Service Shares                                   -8.70%            5.66%            9.23%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.76%            4.56%            8.12%
Janus Aspen Series International Value: Service Shares                       -15.26%             N/A             -7.60%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.11%            -2.92%            1.15%
MFS Investors Growth Stock - Service Class                                   -29.31%             N/A            -10.86%
MFS Investors Trust - Service Class                                          -22.88%           -5.38%            3.03%
MFS New Discovery - Service Class                                            -33.31%             N/A             -0.24%
MFS Total Return - Service Class                                              -7.41%            2.54%            8.13%
MFS Value - Service Class                                                      N/A               N/A            -15.67%
Oppenheimer Global Securities - Service Shares                               -24.08%            2.97%            9.36%
Oppenheimer Main Street Small Cap - Service Shares                           -17.77%             N/A             -3.07%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.09%             N/A             -4.01%
PEA Renaissance                                                                N/A               N/A            -13.64%
PEA Science and Technology                                                   -50.72%             N/A            -55.31%
PIMCO Foreign Bond - Administrative Shares                                    5.86%              N/A             3.68%
PIMCO Money Market - Administrative Shares                                    -0.79%             N/A             1.59%
PIMCO Real Return - Administrative Shares                                     15.04%             N/A             9.71%
PIMCO Total Return - Administrative Shares                                    6.73%             4.76%            4.76%
Rydex Sector Rotation                                                          N/A               N/A            -23.57%
Salomon Brothers Variable All Cap - Class II                                 -26.89%             N/A             3.05%
Salomon Brothers Variable High Yield - Class II                               4.26%              N/A             0.90%
Salomon Brothers Variable Investors - Class II                               -24.96%             N/A             -1.52%
T. Rowe Price Equity Income - II                                             -15.24%           -0.03%            8.43%
T. Rowe Price Blue Chip Growth - II                                          -25.77%             N/A            -20.98%
Van Eck Worldwide Emerging Markets                                            -5.13%           -8.14%            -5.06%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.96%           -6.23%            2.81%
Van Kampen LIT Aggressive Growth, Class II                                   -34.01%             N/A            -41.70%
Van Kampen LIT Government Portfolio, Class II                                 6.97%             4.17%            3.90%
Van Kampen LIT Growth and Income, Class II                                   -16.60%            2.85%            5.57%
Van Kampen UIF Equity Growth, Class II                                       -29.63%           -4.46%            0.58%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.15%            1.84%            4.14%







(With the MAV Death  Benefit  Option  and the  Enhanced  Beneficiary  Protection
(Annual Increase) Option)

                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.22%             N/A            -18.01%
AIM V.I. Capital Appreciation - Series II                                    -26.32%           -4.78%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -33.94%             N/A            -29.53%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.34%             N/A             -6.01%
AIM V.I. Premier Equity - Series II                                          -32.12%           -4.73%            5.07%
Alger American Growth - Class S                                              -34.74%           -2.63%            6.39%
Alger American Leveraged AllCap - Class S                                    -35.65%            0.60%            10.66%
Alger American MidCap Growth - Class S                                       -31.79%            1.52%            9.60%
Fidelity VIP Asset Manager - Service Class 2                                 -11.19%           -1.30%            4.25%
Fidelity VIP Contrafund - Service Class 2                                    -11.75%            1.02%            9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.13%           -2.30%            6.97%
Fidelity VIP Growth - Service Class 2                                        -31.97%           -2.94%            5.64%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.50%             4.63%            4.49%
Fidelity VIP Overseas - Service Class 2                                      -22.36%           -6.40%            2.03%
Fidelity VIP Index 500 - Service Class 2                                     -24.30%           -3.42%            6.24%
Janus Aspen Series Balanced: Service Shares                                   -8.89%            5.45%            9.01%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.93%            4.35%            7.91%
Janus Aspen Series International Value: Service Shares                       -15.43%             N/A             -7.79%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.09%           -3.11%            0.95%
MFS Investors Growth Stock - Service Class                                   -29.45%             N/A            -11.04%
MFS Investors Trust - Service Class                                          -23.04%           -5.57%            2.82%
MFS New Discovery - Service Class                                            -33.44%             N/A             -0.44%
MFS Total Return - Service Class                                              -7.59%            2.34%            7.91%
MFS Value - Service Class                                                      N/A               N/A            -15.84%
Oppenheimer Global Securities - Service Shares                               -24.23%            2.77%            9.14%
Oppenheimer Main Street Small Cap - Service Shares                           -17.93%             N/A             -3.26%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.25%             N/A             -4.20%
PEA Renaissance                                                                N/A               N/A            -13.73%
PEA Science and Technology                                                   -50.82%             N/A            -55.40%
PIMCO Foreign Bond - Administrative Shares                                    5.65%              N/A             3.47%
PIMCO Money Market - Administrative Shares                                    -0.99%             N/A             1.39%
PIMCO Real Return - Administrative Shares                                     14.81%             N/A             9.49%
PIMCO Total Return - Administrative Shares                                    6.52%             4.55%            4.55%
Rydex Sector Rotation                                                          N/A               N/A            -23.68%
Salomon Brothers Variable All Cap - Class II                                 -27.04%             N/A             2.84%
Salomon Brothers Variable High Yield - Class II                               4.05%              N/A             0.70%
Salomon Brothers Variable Investors - Class II                               -25.11%             N/A             -1.71%
T. Rowe Price Equity Income - II                                             -15.41%           -0.23%            8.21%
T. Rowe Price Blue Chip Growth - II                                          -25.92%             N/A            -21.14%
Van Eck Worldwide Emerging Markets                                            -5.32%           -8.32%            -5.25%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.15%           -6.42%            2.61%
Van Kampen LIT Aggressive Growth, Class II                                   -34.15%             N/A            -41.81%
Van Kampen LIT Government Portfolio, Class II                                 6.76%             3.96%            3.69%
Van Kampen LIT Growth and Income, Class II                                   -16.77%            2.64%            5.36%
Van Kampen UIF Equity Growth, Class II                                       -29.77%           -4.65%            0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.35%            1.64%            3.94%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.03%             N/A            -17.80%
AIM V.I. Capital Appreciation - Series II                                    -26.13%           -4.54%            4.83%
AIM V.I. Dent Demographic Trends - Series II                                 -33.77%             N/A            -29.36%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.12%             N/A             -5.78%
AIM V.I. Premier Equity - Series II                                          -31.95%           -4.49%            5.33%
Alger American Growth - Class S                                              -34.57%           -2.38%            6.66%
Alger American Leveraged AllCap - Class S                                    -35.49%            0.86%            10.94%
Alger American MidCap Growth - Class S                                       -31.62%            1.77%            9.88%
Fidelity VIP Asset Manager - Service Class 2                                 -10.96%           -1.05%            4.51%
Fidelity VIP Contrafund - Service Class 2                                    -11.53%            1.27%            9.66%
Fidelity VIP Equity-Income - Service Class 2                                 -18.92%           -2.06%            7.24%
Fidelity VIP Growth - Service Class 2                                        -31.80%           -2.70%            5.90%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.77%             4.89%            4.75%
Fidelity VIP Overseas - Service Class 2                                      -22.16%           -6.17%            2.28%
Fidelity VIP Index 500 - Service Class 2                                     -24.11%           -3.17%            6.51%
Janus Aspen Series Balanced: Service Shares                                   -8.66%            5.71%            9.28%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.72%            4.61%            8.18%
Janus Aspen Series International Value: Service Shares                       -15.22%             N/A             -7.56%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.16%            -2.87%            1.20%
MFS Investors Growth Stock - Service Class                                   -29.27%             N/A            -10.82%
MFS Investors Trust - Service Class                                          -22.84%           -5.33%            3.08%
MFS New Discovery - Service Class                                            -33.28%             N/A             -0.19%
MFS Total Return - Service Class                                              -7.36%            2.59%            8.18%
MFS Value - Service Class                                                      N/A               N/A            -15.63%
Oppenheimer Global Securities - Service Shares                               -24.04%            3.02%            9.42%
Oppenheimer Main Street Small Cap - Service Shares                           -17.73%             N/A             -3.02%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.05%             N/A             -3.96%
PEA Renaissance                                                                N/A               N/A            -13.61%
PEA Science and Technology                                                   -50.70%             N/A            -55.28%
PIMCO Foreign Bond - Administrative Shares                                    5.92%              N/A             3.73%
PIMCO Money Market - Administrative Shares                                    -0.74%             N/A             1.64%
PIMCO Real Return - Administrative Shares                                     15.09%             N/A             9.77%
PIMCO Total Return - Administrative Shares                                    6.78%             4.82%            4.81%
Rydex Sector Rotation                                                          N/A               N/A            -23.55%
Salomon Brothers Variable All Cap - Class II                                 -26.85%             N/A             3.10%
Salomon Brothers Variable High Yield - Class II                               4.32%              N/A             0.95%
Salomon Brothers Variable Investors - Class II                               -24.93%             N/A             -1.47%
T. Rowe Price Equity Income - II                                             -15.20%            0.02%            8.48%
T. Rowe Price Blue Chip Growth - II                                          -25.74%             N/A            -20.94%
Van Eck Worldwide Emerging Markets                                            -5.08%           -8.09%            -5.01%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -4.91%           -6.18%            2.87%
Van Kampen LIT Aggressive Growth, Class II                                   -33.98%             N/A            -41.67%
Van Kampen LIT Government Portfolio, Class II                                 7.03%             4.22%            3.95%
Van Kampen LIT Growth and Income, Class II                                   -16.56%            2.90%            5.63%
Van Kampen UIF Equity Growth, Class II                                       -29.60%           -4.41%            0.63%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.10%            1.89%            4.20%


(With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.18%             N/A            -17.97%
AIM V.I. Capital Appreciation - Series II                                    -26.28%           -4.74%            4.62%
AIM V.I. Dent Demographic Trends - Series II                                 -33.91%             N/A            -29.50%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.30%             N/A             -5.96%
AIM V.I. Premier Equity - Series II                                          -32.09%           -4.68%            5.12%
Alger American Growth - Class S                                              -34.71%           -2.58%            6.45%
Alger American Leveraged AllCap - Class S                                    -35.62%            0.66%            10.72%
Alger American MidCap Growth - Class S                                       -31.75%            1.57%            9.66%
Fidelity VIP Asset Manager - Service Class 2                                 -11.14%           -1.25%            4.30%
Fidelity VIP Contrafund - Service Class 2                                    -11.71%            1.07%            9.44%
Fidelity VIP Equity-Income - Service Class 2                                 -19.09%           -2.25%            7.02%
Fidelity VIP Growth - Service Class 2                                        -31.94%           -2.89%            5.69%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.56%             4.68%            4.54%
Fidelity VIP Overseas - Service Class 2                                      -22.32%           -6.36%            2.08%
Fidelity VIP Index 500 - Service Class 2                                     -24.26%           -3.37%            6.30%
Janus Aspen Series Balanced: Service Shares                                   -8.84%            5.50%            9.06%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.89%            4.40%            7.96%
Janus Aspen Series International Value: Service Shares                       -15.39%             N/A             -7.74%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.04%           -3.06%            1.00%
MFS Investors Growth Stock - Service Class                                   -29.41%             N/A            -11.00%
MFS Investors Trust - Service Class                                          -23.00%           -5.52%            2.87%
MFS New Discovery - Service Class                                            -33.41%             N/A             -0.39%
MFS Total Return - Service Class                                              -7.55%            2.39%            7.96%
MFS Value - Service Class                                                      N/A               N/A            -15.80%
Oppenheimer Global Securities - Service Shares                               -24.19%            2.82%            9.20%
Oppenheimer Main Street Small Cap - Service Shares                           -17.89%             N/A             -3.21%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.21%             N/A             -4.16%
PEA Renaissance                                                                N/A               N/A            -13.70%
PEA Science and Technology                                                   -50.80%             N/A            -55.37%
PIMCO Foreign Bond - Administrative Shares                                    5.71%              N/A             3.52%
PIMCO Money Market - Administrative Shares                                    -0.94%             N/A             1.44%
PIMCO Real Return - Administrative Shares                                     14.86%             N/A             9.55%
PIMCO Total Return - Administrative Shares                                    6.57%             4.61%            4.60%
Rydex Sector Rotation                                                          N/A               N/A            -23.65%
Salomon Brothers Variable All Cap - Class II                                 -27.00%             N/A             2.89%
Salomon Brothers Variable High Yield - Class II                               4.11%              N/A             0.75%
Salomon Brothers Variable Investors - Class II                               -25.08%             N/A             -1.67%
T. Rowe Price Equity Income - II                                             -15.37%           -0.18%            8.26%
T. Rowe Price Blue Chip Growth - II                                          -25.88%             N/A            -21.10%
Van Eck Worldwide Emerging Markets                                            -5.27%           -8.28%            -5.20%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.10%           -6.37%            2.66%
Van Kampen LIT Aggressive Growth, Class II                                   -34.11%             N/A            -41.78%
Van Kampen LIT Government Portfolio, Class II                                 6.81%             4.01%            3.75%
Van Kampen LIT Growth and Income, Class II                                   -16.73%            2.70%            5.42%
Van Kampen UIF Equity Growth, Class II                                       -29.74%           -4.60%            0.43%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.30%            1.69%            3.99%


(With the  Enhanced  Beneficiary  Protection  (Annual  Increase)  Option and the
Earnings  Protection Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.26%             N/A            -18.05%
AIM V.I. Capital Appreciation - Series II                                    -26.35%           -4.83%            4.51%
AIM V.I. Dent Demographic Trends - Series II                                 -33.97%             N/A            -29.57%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.38%             N/A             -6.06%
AIM V.I. Premier Equity - Series II                                          -32.16%           -4.77%            5.02%
Alger American Growth - Class S                                              -34.77%           -2.67%            6.34%
Alger American Leveraged AllCap - Class S                                    -35.68%            0.55%            10.61%
Alger American MidCap Growth - Class S                                       -31.82%            1.46%            9.55%
Fidelity VIP Asset Manager - Service Class 2                                 -11.23%           -1.35%            4.19%
Fidelity VIP Contrafund - Service Class 2                                    -11.79%            0.97%            9.33%
Fidelity VIP Equity-Income - Service Class 2                                 -19.17%           -2.35%            6.92%
Fidelity VIP Growth - Service Class 2                                        -32.01%           -2.99%            5.58%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.45%             4.58%            4.44%
Fidelity VIP Overseas - Service Class 2                                      -22.40%           -6.45%            1.98%
Fidelity VIP Index 500 - Service Class 2                                     -24.34%           -3.46%            6.19%
Janus Aspen Series Balanced: Service Shares                                   -8.93%            5.39%            8.95%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.97%            4.30%            7.85%
Janus Aspen Series International Value: Service Shares                       -15.47%             N/A             -7.83%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.14%           -3.16%            0.90%
MFS Investors Growth Stock - Service Class                                   -29.49%             N/A            -11.09%
MFS Investors Trust - Service Class                                          -23.08%           -5.62%            2.77%
MFS New Discovery - Service Class                                            -33.48%             N/A             -0.48%
MFS Total Return - Service Class                                              -7.64%            2.28%            7.85%
MFS Value - Service Class                                                      N/A               N/A            -15.88%
Oppenheimer Global Securities - Service Shares                               -24.27%            2.71%            9.09%
Oppenheimer Main Street Small Cap - Service Shares                           -17.97%             N/A             -3.31%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.29%             N/A             -4.25%
PEA Renaissance                                                                N/A               N/A            -13.75%
PEA Science and Technology                                                   -50.84%             N/A            -55.42%
PIMCO Foreign Bond - Administrative Shares                                    5.60%              N/A             3.42%
PIMCO Money Market - Administrative Shares                                    -1.04%             N/A             1.34%
PIMCO Real Return - Administrative Shares                                     14.75%             N/A             9.44%
PIMCO Total Return - Administrative Shares                                    6.46%             4.50%            4.50%
Rydex Sector Rotation                                                          N/A               N/A            -23.70%
Salomon Brothers Variable All Cap - Class II                                 -27.07%             N/A             2.79%
Salomon Brothers Variable High Yield - Class II                               4.00%              N/A             0.65%
Salomon Brothers Variable Investors - Class II                               -25.15%             N/A             -1.76%
T. Rowe Price Equity Income - II                                             -15.46%           -0.28%            8.16%
T. Rowe Price Blue Chip Growth - II                                          -25.96%             N/A            -21.18%
Van Eck Worldwide Emerging Markets                                            -5.37%           -8.37%            -5.29%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.19%           -6.46%            2.56%
Van Kampen LIT Aggressive Growth, Class II                                   -34.18%             N/A            -41.84%
Van Kampen LIT Government Portfolio, Class II                                 6.71%             3.91%            3.64%
Van Kampen LIT Growth and Income, Class II                                   -16.81%            2.59%            5.31%
Van Kampen UIF Equity Growth, Class II                                       -29.81%           -4.69%            0.33%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.40%            1.58%            3.88%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.41%             N/A            -18.21%
AIM V.I. Capital Appreciation - Series II                                    -26.50%           -5.02%            4.30%
AIM V.I. Dent Demographic Trends - Series II                                 -34.11%             N/A            -29.71%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.56%             N/A             -6.25%
AIM V.I. Premier Equity - Series II                                          -32.29%           -4.96%            4.81%
Alger American Growth - Class S                                              -34.90%           -2.87%            6.13%
Alger American Leveraged AllCap - Class S                                    -35.81%            0.35%            10.39%
Alger American MidCap Growth - Class S                                       -31.96%            1.26%            9.33%
Fidelity VIP Asset Manager - Service Class 2                                 -11.41%           -1.54%            3.98%
Fidelity VIP Contrafund - Service Class 2                                    -11.97%            0.76%            9.11%
Fidelity VIP Equity-Income - Service Class 2                                 -19.33%           -2.55%            6.70%
Fidelity VIP Growth - Service Class 2                                        -32.14%           -3.18%            5.37%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.23%             4.37%            4.23%
Fidelity VIP Overseas - Service Class 2                                      -22.55%           -6.64%            1.77%
Fidelity VIP Index 500 - Service Class 2                                     -24.49%           -3.66%            5.98%
Janus Aspen Series Balanced: Service Shares                                   -9.11%            5.18%            8.73%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.13%            4.09%            7.64%
Janus Aspen Series International Value: Service Shares                       -15.64%             N/A             -8.02%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.34%           -3.35%            0.70%
MFS Investors Growth Stock - Service Class                                   -29.63%             N/A            -11.26%
MFS Investors Trust - Service Class                                          -23.23%           -5.81%            2.56%
MFS New Discovery - Service Class                                            -33.61%             N/A             -0.68%
MFS Total Return - Service Class                                              -7.82%            2.08%            7.64%
MFS Value - Service Class                                                      N/A               N/A            -16.05%
Oppenheimer Global Securities - Service Shares                               -24.42%            2.51%            8.87%
Oppenheimer Main Street Small Cap - Service Shares                           -18.14%             N/A             -3.50%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.45%             N/A             -4.44%
PEA Renaissance                                                                N/A               N/A            -13.84%
PEA Science and Technology                                                   -50.94%             N/A            -55.51%
PIMCO Foreign Bond - Administrative Shares                                    5.39%              N/A             3.21%
PIMCO Money Market - Administrative Shares                                    -1.24%             N/A             1.13%
PIMCO Real Return - Administrative Shares                                     14.52%             N/A             9.22%
PIMCO Total Return - Administrative Shares                                    6.25%             4.29%            4.29%
Rydex Sector Rotation                                                          N/A               N/A            -23.80%
Salomon Brothers Variable All Cap - Class II                                 -27.22%             N/A             2.58%
Salomon Brothers Variable High Yield - Class II                               3.79%              N/A             0.45%
Salomon Brothers Variable Investors - Class II                               -25.30%             N/A             -1.96%
T. Rowe Price Equity Income - II                                             -15.63%           -0.48%            7.94%
T. Rowe Price Blue Chip Growth - II                                          -26.11%             N/A            -21.34%
Van Eck Worldwide Emerging Markets                                            -5.56%           -8.55%            -5.48%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.38%           -6.65%            2.35%
Van Kampen LIT Aggressive Growth, Class II                                   -34.31%             N/A            -41.96%
Van Kampen LIT Government Portfolio, Class II                                 6.49%             3.70%            3.43%
Van Kampen LIT Growth and Income, Class II                                   -16.98%            2.39%            5.10%
Van Kampen UIF Equity Growth, Class II                                       -29.95%           -4.89%            0.13%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.59%            1.38%            3.68%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application
Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.14%             N/A            -17.93%
AIM V.I. Capital Appreciation - Series II                                    -26.24%           -4.69%            4.67%
AIM V.I. Dent Demographic Trends - Series II                                 -33.87%             N/A            -29.46%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.25%             N/A             -5.92%
AIM V.I. Premier Equity - Series II                                          -32.06%           -4.63%            5.17%
Alger American Growth - Class S                                              -34.67%           -2.53%            6.50%
Alger American Leveraged AllCap - Class S                                    -35.59%            0.71%            10.77%
Alger American MidCap Growth - Class S                                       -31.72%            1.62%            9.71%
Fidelity VIP Asset Manager - Service Class 2                                 -11.10%           -1.20%            4.35%
Fidelity VIP Contrafund - Service Class 2                                    -11.66%            1.12%            9.50%
Fidelity VIP Equity-Income - Service Class 2                                 -19.05%           -2.20%            7.08%
Fidelity VIP Growth - Service Class 2                                        -31.90%           -2.84%            5.74%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.61%             4.74%            4.60%
Fidelity VIP Overseas - Service Class 2                                      -22.28%           -6.31%            2.13%
Fidelity VIP Index 500 - Service Class 2                                     -24.23%           -3.32%            6.35%
Janus Aspen Series Balanced: Service Shares                                   -8.79%            5.55%            9.12%
Janus Aspen Series Capital Appreciation: Service Shares                      -17.85%            4.46%            8.02%
Janus Aspen Series International Value: Service Shares                       -15.34%             N/A             -7.69%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               0.01%            -3.01%            1.05%
MFS Investors Growth Stock - Service Class                                   -29.38%             N/A            -10.95%
MFS Investors Trust - Service Class                                          -22.96%           -5.47%            2.92%
MFS New Discovery - Service Class                                            -33.38%             N/A             -0.34%
MFS Total Return - Service Class                                              -7.50%            2.44%            8.02%
MFS Value - Service Class                                                      N/A               N/A            -15.76%
Oppenheimer Global Securities - Service Shares                               -24.15%            2.87%            9.25%
Oppenheimer Main Street Small Cap - Service Shares                           -17.85%             N/A             -3.16%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.17%             N/A             -4.11%
PEA Renaissance                                                                N/A               N/A            -13.68%
PEA Science and Technology                                                   -50.77%             N/A            -55.35%
PIMCO Foreign Bond - Administrative Shares                                    5.76%              N/A             3.57%
PIMCO Money Market - Administrative Shares                                    -0.89%             N/A             1.49%
PIMCO Real Return - Administrative Shares                                     14.92%             N/A             9.60%
PIMCO Total Return - Administrative Shares                                    6.62%             4.66%            4.66%
Rydex Sector Rotation                                                          N/A               N/A            -23.62%
Salomon Brothers Variable All Cap - Class II                                 -26.96%             N/A             2.94%
Salomon Brothers Variable High Yield - Class II                               4.16%              N/A             0.80%
Salomon Brothers Variable Investors - Class II                               -25.04%             N/A             -1.62%
T. Rowe Price Equity Income - II                                             -15.33%           -0.13%            8.32%
T. Rowe Price Blue Chip Growth - II                                          -25.85%             N/A            -21.06%
Van Eck Worldwide Emerging Markets                                            -5.22%           -8.23%            -5.15%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.05%           -6.32%            2.71%
Van Kampen LIT Aggressive Growth, Class II                                   -34.08%             N/A            -41.76%
Van Kampen LIT Government Portfolio, Class II                                 6.87%             4.07%            3.80%
Van Kampen LIT Growth and Income, Class II                                   -16.69%            2.75%            5.47%
Van Kampen UIF Equity Growth, Class II                                       -29.70%           -4.55%            0.48%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.25%            1.74%            4.04%


 (With the MAV Death Benefit Option and the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.30%             N/A            -18.09%
AIM V.I. Capital Appreciation - Series II                                    -26.39%           -4.88%            4.46%
AIM V.I. Dent Demographic Trends - Series II                                 -34.01%             N/A            -29.61%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.43%             N/A             -6.11%
AIM V.I. Premier Equity - Series II                                          -32.19%           -4.82%            4.96%
Alger American Growth - Class S                                              -34.80%           -2.72%            6.29%
Alger American Leveraged AllCap - Class S                                    -35.72%            0.50%            10.55%
Alger American MidCap Growth - Class S                                       -31.85%            1.41%            9.49%
Fidelity VIP Asset Manager - Service Class 2                                 -11.28%           -1.40%            4.14%
Fidelity VIP Contrafund - Service Class 2                                    -11.84%            0.91%            9.28%
Fidelity VIP Equity-Income - Service Class 2                                 -19.21%           -2.40%            6.86%
Fidelity VIP Growth - Service Class 2                                        -32.04%           -3.04%            5.53%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.40%             4.53%            4.39%
Fidelity VIP Overseas - Service Class 2                                      -22.43%           -6.50%            1.93%
Fidelity VIP Index 500 - Service Class 2                                     -24.38%           -3.51%            6.14%
Janus Aspen Series Balanced: Service Shares                                   -8.98%            5.34%            8.90%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.01%            4.25%            7.80%
Janus Aspen Series International Value: Service Shares                       -15.51%             N/A             -7.88%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.19%           -3.21%            0.85%
MFS Investors Growth Stock - Service Class                                   -29.52%             N/A            -11.13%
MFS Investors Trust - Service Class                                          -23.12%           -5.66%            2.72%
MFS New Discovery - Service Class                                            -33.51%             N/A             -0.53%
MFS Total Return - Service Class                                              -7.69%            2.23%            7.80%
MFS Value - Service Class                                                      N/A               N/A            -15.92%
Oppenheimer Global Securities - Service Shares                               -24.30%            2.66%            9.03%
Oppenheimer Main Street Small Cap - Service Shares                           -18.01%             N/A             -3.36%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.33%             N/A             -4.30%
PEA Renaissance                                                                N/A               N/A            -13.77%
PEA Science and Technology                                                   -50.87%             N/A            -55.44%
PIMCO Foreign Bond - Administrative Shares                                    5.55%              N/A             3.37%
PIMCO Money Market - Administrative Shares                                    -1.09%             N/A             1.28%
PIMCO Real Return - Administrative Shares                                     14.69%             N/A             9.38%
PIMCO Total Return - Administrative Shares                                    6.41%             4.45%            4.45%
Rydex Sector Rotation                                                          N/A               N/A            -23.73%
Salomon Brothers Variable All Cap - Class II                                 -27.11%             N/A             2.74%
Salomon Brothers Variable High Yield - Class II                               3.95%              N/A             0.60%
Salomon Brothers Variable Investors - Class II                               -25.19%             N/A             -1.81%
T. Rowe Price Equity Income - II                                             -15.50%           -0.33%            8.10%
T. Rowe Price Blue Chip Growth - II                                          -26.00%             N/A            -21.22%
Van Eck Worldwide Emerging Markets                                            -5.41%           -8.41%            -5.34%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.24%           -6.51%            2.51%
Van Kampen LIT Aggressive Growth, Class II                                   -34.21%             N/A            -41.87%
Van Kampen LIT Government Portfolio, Class II                                 6.65%             3.86%            3.59%
Van Kampen LIT Growth and Income, Class II                                   -16.85%            2.54%            5.26%
Van Kampen UIF Equity Growth, Class II                                       -29.84%           -4.74%            0.28%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.44%            1.53%            3.83%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.37%             N/A            -18.17%
AIM V.I. Capital Appreciation - Series II                                    -26.46%           -4.97%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.07%             N/A            -29.68%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.51%             N/A             -6.20%
AIM V.I. Premier Equity - Series II                                          -32.26%           -4.92%            4.86%
Alger American Growth - Class S                                              -34.87%           -2.82%            6.18%
Alger American Leveraged AllCap - Class S                                    -35.78%            0.40%            10.44%
Alger American MidCap Growth - Class S                                       -31.92%            1.31%            9.38%
Fidelity VIP Asset Manager - Service Class 2                                 -11.37%           -1.49%            4.04%
Fidelity VIP Contrafund - Service Class 2                                    -11.93%            0.81%            9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -19.29%           -2.50%            6.75%
Fidelity VIP Growth - Service Class 2                                        -32.11%           -3.14%            5.42%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.29%             4.42%            4.28%
Fidelity VIP Overseas - Service Class 2                                      -22.51%           -6.59%            1.82%
Fidelity VIP Index 500 - Service Class 2                                     -24.45%           -3.61%            6.03%
Janus Aspen Series Balanced: Service Shares                                   -9.07%            5.23%            8.79%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.09%            4.14%            7.69%
Janus Aspen Series International Value: Service Shares                       -15.60%             N/A             -7.97%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.29%           -3.30%            0.75%
MFS Investors Growth Stock - Service Class                                   -29.59%             N/A            -11.22%
MFS Investors Trust - Service Class                                          -23.19%           -5.76%            2.62%
MFS New Discovery - Service Class                                            -33.58%             N/A             -0.63%
MFS Total Return - Service Class                                              -7.78%            2.13%            7.69%
MFS Value - Service Class                                                      N/A               N/A            -16.01%
Oppenheimer Global Securities - Service Shares                               -24.38%            2.56%            8.92%
Oppenheimer Main Street Small Cap - Service Shares                           -18.10%             N/A             -3.45%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.41%             N/A             -4.40%
PEA Renaissance                                                                N/A               N/A            -13.82%
PEA Science and Technology                                                   -50.92%             N/A            -55.49%
PIMCO Foreign Bond - Administrative Shares                                    5.44%              N/A             3.26%
PIMCO Money Market - Administrative Shares                                    -1.19%             N/A             1.18%
PIMCO Real Return - Administrative Shares                                     14.58%             N/A             9.27%
PIMCO Total Return - Administrative Shares                                    6.30%             4.34%            4.34%
Rydex Sector Rotation                                                          N/A               N/A            -23.78%
Salomon Brothers Variable All Cap - Class II                                 -27.18%             N/A             2.64%
Salomon Brothers Variable High Yield - Class II                               3.85%              N/A             0.50%
Salomon Brothers Variable Investors - Class II                               -25.26%             N/A             -1.91%
T. Rowe Price Equity Income - II                                             -15.58%           -0.43%            7.99%
T. Rowe Price Blue Chip Growth - II                                          -26.07%             N/A            -21.30%
Van Eck Worldwide Emerging Markets                                            -5.51%           -8.51%            -5.44%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.34%           -6.60%            2.40%
Van Kampen LIT Aggressive Growth, Class II                                   -34.28%             N/A            -41.93%
Van Kampen LIT Government Portfolio, Class II                                 6.55%             3.75%            3.49%
Van Kampen LIT Growth and Income, Class II                                   -16.94%            2.44%            5.15%
Van Kampen UIF Equity Growth, Class II                                       -29.91%           -4.84%            0.18%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.54%            1.43%            3.73%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option and the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date))
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.52%             N/A            -18.34%
AIM V.I. Capital Appreciation - Series II                                    -26.61%           -5.17%            4.15%
AIM V.I. Dent Demographic Trends - Series II                                 -34.20%             N/A            -29.82%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.69%             N/A             -6.39%
AIM V.I. Premier Equity - Series II                                          -32.40%           -5.11%            4.65%
Alger American Growth - Class S                                              -35.00%           -3.02%            5.97%
Alger American Leveraged AllCap - Class S                                    -35.91%            0.20%            10.22%
Alger American MidCap Growth - Class S                                       -32.06%            1.11%            9.16%
Fidelity VIP Asset Manager - Service Class 2                                 -11.54%           -1.69%            3.83%
Fidelity VIP Contrafund - Service Class 2                                    -12.10%            0.61%            8.95%
Fidelity VIP Equity-Income - Service Class 2                                 -19.45%           -2.69%            6.54%
Fidelity VIP Growth - Service Class 2                                        -32.25%           -3.33%            5.21%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.07%             4.21%            4.07%
Fidelity VIP Overseas - Service Class 2                                      -22.67%           -6.78%            1.62%
Fidelity VIP Index 500 - Service Class 2                                     -24.61%           -3.80%            5.82%
Janus Aspen Series Balanced: Service Shares                                   -9.25%            5.02%            8.57%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.26%            3.93%            7.48%
Janus Aspen Series International Value: Service Shares                       -15.77%             N/A             -8.16%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.49%           -3.50%            0.55%
MFS Investors Growth Stock - Service Class                                   -29.73%             N/A            -11.40%
MFS Investors Trust - Service Class                                          -23.35%           -5.95%            2.41%
MFS New Discovery - Service Class                                            -33.71%             N/A             -0.83%
MFS Total Return - Service Class                                              -7.96%            1.93%            7.47%
MFS Value - Service Class                                                      N/A               N/A            -16.18%
Oppenheimer Global Securities - Service Shares                               -24.53%            2.35%            8.71%
Oppenheimer Main Street Small Cap - Service Shares                           -18.26%             N/A             -3.65%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.57%             N/A             -4.59%
PEA Renaissance                                                                N/A               N/A            -13.91%
PEA Science and Technology                                                   -51.02%             N/A            -55.58%
PIMCO Foreign Bond - Administrative Shares                                    5.23%              N/A             3.06%
PIMCO Money Market - Administrative Shares                                    -1.38%             N/A             0.98%
PIMCO Real Return - Administrative Shares                                     14.35%             N/A             9.06%
PIMCO Total Return - Administrative Shares                                    6.09%             4.13%            4.13%
Rydex Sector Rotation                                                          N/A               N/A            -23.88%
Salomon Brothers Variable All Cap - Class II                                 -27.33%             N/A             2.43%
Salomon Brothers Variable High Yield - Class II                               3.64%              N/A             0.30%
Salomon Brothers Variable Investors - Class II                               -25.41%             N/A             -2.11%
T. Rowe Price Equity Income - II                                             -15.75%           -0.63%            7.78%
T. Rowe Price Blue Chip Growth - II                                          -26.22%             N/A            -21.46%
Van Eck Worldwide Emerging Markets                                            -5.70%           -8.69%            -5.63%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.53%           -6.79%            2.20%
Van Kampen LIT Aggressive Growth, Class II                                   -34.41%             N/A            -42.05%
Van Kampen LIT Government Portfolio, Class II                                 6.33%             3.55%            3.28%
Van Kampen LIT Growth and Income, Class II                                   -17.10%            2.23%            4.94%
Van Kampen UIF Equity Growth, Class II                                       -30.05%           -5.03%            -0.03%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.73%            1.23%            3.52%

(Without the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.34%             N/A            -18.31%
AIM V.I. Capital Appreciation - Series II                                    -26.45%           -4.72%            4.79%
AIM V.I. Dent Demographic Trends - Series II                                 -34.11%             N/A            -30.01%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.41%             N/A             -6.27%
AIM V.I. Premier Equity - Series II                                          -32.28%           -4.65%            5.29%
Alger American Growth - Class S                                              -34.91%           -2.50%            6.66%
Alger American Leveraged AllCap - Class S                                    -35.83%            0.80%            11.01%
Alger American MidCap Growth - Class S                                       -31.94%            1.67%            9.89%
Fidelity VIP Asset Manager - Service Class 2                                 -11.24%           -1.26%            4.42%
Fidelity VIP Contrafund - Service Class 2                                    -11.81%            1.13%            9.67%
Fidelity VIP Equity-Income - Service Class 2                                 -19.22%           -2.27%            7.21%
Fidelity VIP Growth - Service Class 2                                        -32.13%           -2.83%            5.88%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.54%             4.69%            4.59%
Fidelity VIP Overseas - Service Class 2                                      -22.47%           -6.39%            2.22%
Fidelity VIP Index 500 - Service Class 2                                     -24.42%           -3.35%            6.48%
Janus Aspen Series Balanced: Service Shares                                   -8.93%            5.61%            9.20%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.02%            4.56%            8.14%
Janus Aspen Series International Value: Service Shares                       -15.50%             N/A             -7.91%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.09%           -3.17%            0.97%
MFS Investors Growth Stock - Service Class                                   -29.60%             N/A            -11.10%
MFS Investors Trust - Service Class                                          -23.15%           -5.55%            2.96%
MFS New Discovery - Service Class                                            -33.61%             N/A             -0.35%
MFS Total Return - Service Class                                              -7.63%            2.41%            8.13%
MFS Value - Service Class                                                      N/A               N/A            -15.92%
Oppenheimer Global Securities - Service Shares                               -24.35%            2.91%            9.44%
Oppenheimer Main Street Small Cap - Service Shares                           -18.02%             N/A             -3.28%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.35%             N/A             -4.31%
PEA Renaissance                                                                N/A               N/A            -14.00%
PEA Science and Technology                                                   -51.07%             N/A            -56.43%
PIMCO Foreign Bond - Administrative Shares                                    5.68%              N/A             3.48%
PIMCO Money Market - Administrative Shares                                    -0.99%             N/A             1.29%
PIMCO Real Return - Administrative Shares                                     14.88%             N/A             9.45%
PIMCO Total Return - Administrative Shares                                    6.55%             4.61%            4.61%
Rydex Sector Rotation                                                          N/A               N/A            -23.92%
Salomon Brothers Variable All Cap - Class II                                 -27.17%             N/A             2.96%
Salomon Brothers Variable High Yield - Class II                               4.08%              N/A             0.66%
Salomon Brothers Variable Investors - Class II                               -25.24%             N/A             -1.67%
T. Rowe Price Equity Income - II                                             -15.49%           -0.19%            8.44%
T. Rowe Price Blue Chip Growth - II                                          -26.05%             N/A            -21.50%
Van Eck Worldwide Emerging Markets                                            -5.34%           -8.48%            -5.39%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.17%           -6.57%            2.78%
Van Kampen LIT Aggressive Growth, Class II                                   -34.32%             N/A            -42.43%
Van Kampen LIT Government Portfolio, Class II                                 6.80%             4.01%            3.78%
Van Kampen LIT Growth and Income, Class II                                   -16.85%            2.76%            5.44%
Van Kampen UIF Equity Growth, Class II                                       -29.92%           -4.59%            0.53%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.36%            1.62%            3.99%


(With the MAV Death Benefit Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.49%             N/A            -18.48%
AIM V.I. Capital Appreciation - Series II                                    -26.59%           -4.92%            4.57%
AIM V.I. Dent Demographic Trends - Series II                                 -34.24%             N/A            -30.15%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.58%             N/A             -6.46%
AIM V.I. Premier Equity - Series II                                          -32.42%           -4.85%            5.08%
Alger American Growth - Class S                                              -35.04%           -2.70%            6.44%
Alger American Leveraged AllCap - Class S                                    -35.96%            0.59%            10.78%
Alger American MidCap Growth - Class S                                       -32.08%            1.46%            9.67%
Fidelity VIP Asset Manager - Service Class 2                                 -11.42%           -1.46%            4.20%
Fidelity VIP Contrafund - Service Class 2                                    -11.98%            0.92%            9.45%
Fidelity VIP Equity-Income - Service Class 2                                 -19.38%           -2.47%            7.00%
Fidelity VIP Growth - Service Class 2                                        -32.27%           -3.03%            5.67%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.33%             4.47%            4.38%
Fidelity VIP Overseas - Service Class 2                                      -22.62%           -6.58%            2.01%
Fidelity VIP Index 500 - Service Class 2                                     -24.57%           -3.55%            6.26%
Janus Aspen Series Balanced: Service Shares                                   -9.11%            5.39%            8.98%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.18%            4.35%            7.92%
Janus Aspen Series International Value: Service Shares                       -15.67%             N/A             -8.09%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.29%           -3.36%            0.77%
MFS Investors Growth Stock - Service Class                                   -29.74%             N/A            -11.28%
MFS Investors Trust - Service Class                                          -23.31%           -5.74%            2.75%
MFS New Discovery - Service Class                                            -33.74%             N/A             -0.55%
MFS Total Return - Service Class                                              -7.81%            2.20%            7.91%
MFS Value - Service Class                                                      N/A               N/A            -16.09%
Oppenheimer Global Securities - Service Shares                               -24.50%            2.71%            9.22%
Oppenheimer Main Street Small Cap - Service Shares                           -18.18%             N/A             -3.48%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.51%             N/A             -4.50%
PEA Renaissance                                                                N/A               N/A            -14.09%
PEA Science and Technology                                                   -51.17%             N/A            -56.53%
PIMCO Foreign Bond - Administrative Shares                                    5.47%              N/A             3.27%
PIMCO Money Market - Administrative Shares                                    -1.19%             N/A             1.09%
PIMCO Real Return - Administrative Shares                                     14.65%             N/A             9.23%
PIMCO Total Return - Administrative Shares                                    6.34%             4.40%            4.40%
Rydex Sector Rotation                                                          N/A               N/A            -24.02%
Salomon Brothers Variable All Cap - Class II                                 -27.32%             N/A             2.76%
Salomon Brothers Variable High Yield - Class II                               3.87%              N/A             0.46%
Salomon Brothers Variable Investors - Class II                               -25.39%             N/A             -1.87%
T. Rowe Price Equity Income - II                                             -15.66%           -0.39%            8.22%
T. Rowe Price Blue Chip Growth - II                                          -26.20%             N/A            -21.66%
Van Eck Worldwide Emerging Markets                                            -5.53%           -8.67%            -5.59%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.36%           -6.76%            2.57%
Van Kampen LIT Aggressive Growth, Class II                                   -34.45%             N/A            -42.55%
Van Kampen LIT Government Portfolio, Class II                                 6.58%             3.80%            3.56%
Van Kampen LIT Growth and Income, Class II                                   -17.02%            2.55%            5.23%
Van Kampen UIF Equity Growth, Class II                                       -30.06%           -4.78%            0.33%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.56%            1.42%            3.77%


(With the Enhanced Beneficiary Protection (Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.57%             N/A            -18.56%
AIM V.I. Capital Appreciation - Series II                                    -26.67%           -5.01%            4.47%
AIM V.I. Dent Demographic Trends - Series II                                 -34.31%             N/A            -30.22%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.67%             N/A             -6.55%
AIM V.I. Premier Equity - Series II                                          -32.49%           -4.94%            4.97%
Alger American Growth - Class S                                              -35.11%           -2.80%            6.33%
Alger American Leveraged AllCap - Class S                                    -36.02%            0.49%            10.67%
Alger American MidCap Growth - Class S                                       -32.15%            1.36%            9.56%
Fidelity VIP Asset Manager - Service Class 2                                 -11.51%           -1.56%            4.10%
Fidelity VIP Contrafund - Service Class 2                                    -12.07%            0.82%            9.34%
Fidelity VIP Equity-Income - Service Class 2                                 -19.46%           -2.57%            6.89%
Fidelity VIP Growth - Service Class 2                                        -32.34%           -3.12%            5.56%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.22%             4.37%            4.27%
Fidelity VIP Overseas - Service Class 2                                      -22.70%           -6.67%            1.91%
Fidelity VIP Index 500 - Service Class 2                                     -24.65%           -3.64%            6.16%
Janus Aspen Series Balanced: Service Shares                                   -9.20%            5.29%            8.87%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.26%            4.24%            7.82%
Janus Aspen Series International Value: Service Shares                       -15.76%             N/A             -8.19%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.39%           -3.46%            0.67%
MFS Investors Growth Stock - Service Class                                   -29.81%             N/A            -11.37%
MFS Investors Trust - Service Class                                          -23.38%           -5.84%            2.65%
MFS New Discovery - Service Class                                            -33.81%             N/A             -0.65%
MFS Total Return - Service Class                                              -7.91%            2.09%            7.80%
MFS Value - Service Class                                                      N/A               N/A            -16.17%
Oppenheimer Global Securities - Service Shares                               -24.58%            2.60%            9.11%
Oppenheimer Main Street Small Cap - Service Shares                           -18.27%             N/A             -3.57%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.59%             N/A             -4.60%
PEA Renaissance                                                                N/A               N/A            -14.14%
PEA Science and Technology                                                   -51.22%             N/A            -56.57%
PIMCO Foreign Bond - Administrative Shares                                    5.36%              N/A             3.17%
PIMCO Money Market - Administrative Shares                                    -1.29%             N/A             0.98%
PIMCO Real Return - Administrative Shares                                     14.54%             N/A             9.12%
PIMCO Total Return - Administrative Shares                                    6.23%             4.29%            4.29%
Rydex Sector Rotation                                                          N/A               N/A            -24.07%
Salomon Brothers Variable All Cap - Class II                                 -27.39%             N/A             2.65%
Salomon Brothers Variable High Yield - Class II                               3.76%              N/A             0.36%
Salomon Brothers Variable Investors - Class II                               -25.46%             N/A             -1.97%
T. Rowe Price Equity Income - II                                             -15.74%           -0.49%            8.11%
T. Rowe Price Blue Chip Growth - II                                          -26.27%             N/A            -21.74%
Van Eck Worldwide Emerging Markets                                            -5.63%           -8.76%            -5.68%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.46%           -6.85%            2.47%
Van Kampen LIT Aggressive Growth, Class II                                   -34.51%             N/A            -42.61%
Van Kampen LIT Government Portfolio, Class II                                 6.47%             3.69%            3.46%
Van Kampen LIT Growth and Income, Class II                                   -17.10%            2.45%            5.12%
Van Kampen UIF Equity Growth, Class II                                       -30.13%           -4.88%            0.23%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.65%            1.32%            3.67%


(With the MAV Death  Benefit  Option, the  Enhanced  Beneficiary  Protection
(Annual Increase) Option and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.72%             N/A            -18.73%
AIM V.I. Capital Appreciation - Series II                                    -26.82%           -5.21%            4.25%
AIM V.I. Dent Demographic Trends - Series II                                 -34.44%             N/A            -30.37%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.84%             N/A             -6.74%
AIM V.I. Premier Equity - Series II                                          -32.62%           -5.14%            4.76%
Alger American Growth - Class S                                              -35.24%           -2.99%            6.12%
Alger American Leveraged AllCap - Class S                                    -36.15%            0.29%            10.45%
Alger American MidCap Growth - Class S                                       -32.29%            1.15%            9.34%
Fidelity VIP Asset Manager - Service Class 2                                 -11.69%           -1.76%            3.88%
Fidelity VIP Contrafund - Service Class 2                                    -12.25%            0.61%            9.12%
Fidelity VIP Equity-Income - Service Class 2                                 -19.63%           -2.76%            6.67%
Fidelity VIP Growth - Service Class 2                                        -32.47%           -3.32%            5.34%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.00%             4.16%            4.06%
Fidelity VIP Overseas - Service Class 2                                      -22.86%           -6.86%            1.70%
Fidelity VIP Index 500 - Service Class 2                                     -24.80%           -3.84%            5.94%
Janus Aspen Series Balanced: Service Shares                                   -9.39%            5.07%            8.65%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.43%            4.03%            7.60%
Janus Aspen Series International Value: Service Shares                       -15.93%             N/A             -8.37%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.59%           -3.66%            0.46%
MFS Investors Growth Stock - Service Class                                   -29.95%             N/A            -11.55%
MFS Investors Trust - Service Class                                          -23.54%           -6.03%            2.44%
MFS New Discovery - Service Class                                            -33.94%             N/A             -0.86%
MFS Total Return - Service Class                                              -8.09%            1.89%            7.58%
MFS Value - Service Class                                                      N/A               N/A            -16.34%
Oppenheimer Global Securities - Service Shares                               -24.73%            2.39%            8.88%
Oppenheimer Main Street Small Cap - Service Shares                           -18.43%             N/A             -3.77%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.75%             N/A             -4.79%
PEA Renaissance                                                                N/A               N/A            -14.23%
PEA Science and Technology                                                   -51.32%             N/A            -56.67%
PIMCO Foreign Bond - Administrative Shares                                    5.15%              N/A             2.96%
PIMCO Money Market - Administrative Shares                                    -1.49%             N/A             0.78%
PIMCO Real Return - Administrative Shares                                     14.31%             N/A             8.90%
PIMCO Total Return - Administrative Shares                                    6.02%             4.08%            4.08%
Rydex Sector Rotation                                                          N/A               N/A            -24.18%
Salomon Brothers Variable All Cap - Class II                                 -27.54%             N/A             2.44%
Salomon Brothers Variable High Yield - Class II                               3.55%              N/A             0.15%
Salomon Brothers Variable Investors - Class II                               -25.61%             N/A             -2.17%
T. Rowe Price Equity Income - II                                             -15.91%           -0.69%            7.89%
T. Rowe Price Blue Chip Growth - II                                          -26.42%             N/A            -21.90%
Van Eck Worldwide Emerging Markets                                            -5.82%           -8.95%            -5.88%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.65%           -7.04%            2.26%
Van Kampen LIT Aggressive Growth, Class II                                   -34.65%             N/A            -42.72%
Van Kampen LIT Government Portfolio, Class II                                 6.26%             3.48%            3.24%
Van Kampen LIT Growth and Income, Class II                                   -17.27%            2.24%            4.91%
Van Kampen UIF Equity Growth, Class II                                       -30.27%           -5.07%            0.02%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.85%            1.11%            3.46%



(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.53%             N/A            -18.52%
AIM V.I. Capital Appreciation - Series II                                    -26.63%           -4.96%            4.52%
AIM V.I. Dent Demographic Trends - Series II                                 -34.27%             N/A            -30.19%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.62%             N/A             -6.50%
AIM V.I. Premier Equity - Series II                                          -32.45%           -4.89%            5.03%
Alger American Growth - Class S                                              -35.07%           -2.75%            6.39%
Alger American Leveraged AllCap - Class S                                    -35.99%            0.54%            10.73%
Alger American MidCap Growth - Class S                                       -32.12%            1.41%            9.62%
Fidelity VIP Asset Manager - Service Class 2                                 -11.46%           -1.51%            4.15%
Fidelity VIP Contrafund - Service Class 2                                    -12.03%            0.87%            9.39%
Fidelity VIP Equity-Income - Service Class 2                                 -19.42%           -2.52%            6.94%
Fidelity VIP Growth - Service Class 2                                        -32.30%           -3.07%            5.61%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.27%             4.42%            4.33%
Fidelity VIP Overseas - Service Class 2                                      -22.66%           -6.63%            1.96%
Fidelity VIP Index 500 - Service Class 2                                     -24.61%           -3.59%            6.21%
Janus Aspen Series Balanced: Service Shares                                   -9.16%            5.34%            8.92%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.22%            4.30%            7.87%
Janus Aspen Series International Value: Service Shares                       -15.72%             N/A             -8.14%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.34%           -3.41%            0.72%
MFS Investors Growth Stock - Service Class                                   -29.77%             N/A            -11.32%
MFS Investors Trust - Service Class                                          -23.34%           -5.79%            2.70%
MFS New Discovery - Service Class                                            -33.78%             N/A             -0.60%
MFS Total Return - Service Class                                              -7.86%            2.15%            7.86%
MFS Value - Service Class                                                      N/A               N/A            -16.13%
Oppenheimer Global Securities - Service Shares                               -24.54%            2.65%            9.16%
Oppenheimer Main Street Small Cap - Service Shares                           -18.23%             N/A             -3.52%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.55%             N/A             -4.55%
PEA Renaissance                                                                N/A               N/A            -14.11%
PEA Science and Technology                                                   -51.20%             N/A            -56.55%
PIMCO Foreign Bond - Administrative Shares                                    5.42%              N/A             3.22%
PIMCO Money Market - Administrative Shares                                    -1.24%             N/A             1.04%
PIMCO Real Return - Administrative Shares                                     14.59%             N/A             9.17%
PIMCO Total Return - Administrative Shares                                    6.28%             4.35%            4.34%
Rydex Sector Rotation                                                          N/A               N/A            -24.05%
Salomon Brothers Variable All Cap - Class II                                 -27.35%             N/A             2.70%
Salomon Brothers Variable High Yield - Class II                               3.82%              N/A             0.41%
Salomon Brothers Variable Investors - Class II                               -25.43%             N/A             -1.92%
T. Rowe Price Equity Income - II                                             -15.70%           -0.44%            8.17%
T. Rowe Price Blue Chip Growth - II                                          -26.24%             N/A            -21.70%
Van Eck Worldwide Emerging Markets                                            -5.58%           -8.72%            -5.64%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.41%           -6.81%            2.52%
Van Kampen LIT Aggressive Growth, Class II                                   -34.48%             N/A            -42.58%
Van Kampen LIT Government Portfolio, Class II                                 6.53%             3.74%            3.51%
Van Kampen LIT Growth and Income, Class II                                   -17.06%            2.50%            5.18%
Van Kampen UIF Equity Growth, Class II                                       -30.10%           -4.83%            0.28%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.60%            1.37%            3.72%


(With the MAV Death Benefit Option, the Earnings Protection Death Benefit Option
(assuming age of oldest Contract Owner and Annuitant is 70 or younger on the
Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.68%             N/A            -18.68%
AIM V.I. Capital Appreciation - Series II                                    -26.78%           -5.16%            4.31%
AIM V.I. Dent Demographic Trends - Series II                                 -34.41%             N/A            -30.33%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.80%             N/A             -6.69%
AIM V.I. Premier Equity - Series II                                          -32.59%           -5.09%            4.81%
Alger American Growth - Class S                                              -35.21%           -2.95%            6.17%
Alger American Leveraged AllCap - Class S                                    -36.12%            0.34%            10.51%
Alger American MidCap Growth - Class S                                       -32.25%            1.20%            9.40%
Fidelity VIP Asset Manager - Service Class 2                                 -11.64%           -1.71%            3.94%
Fidelity VIP Contrafund - Service Class 2                                    -12.21%            0.66%            9.17%
Fidelity VIP Equity-Income - Service Class 2                                 -19.59%           -2.72%            6.73%
Fidelity VIP Growth - Service Class 2                                        -32.44%           -3.27%            5.40%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.06%             4.21%            4.11%
Fidelity VIP Overseas - Service Class 2                                      -22.82%           -6.82%            1.75%
Fidelity VIP Index 500 - Service Class 2                                     -24.76%           -3.79%            5.99%
Janus Aspen Series Balanced: Service Shares                                   -9.34%            5.13%            8.70%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.39%            4.09%            7.65%
Janus Aspen Series International Value: Service Shares                       -15.89%             N/A             -8.33%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.54%           -3.61%            0.51%
MFS Investors Growth Stock - Service Class                                   -29.91%             N/A            -11.50%
MFS Investors Trust - Service Class                                          -23.50%           -5.98%            2.49%
MFS New Discovery - Service Class                                            -33.91%             N/A             -0.81%
MFS Total Return - Service Class                                              -8.05%            1.94%            7.64%
MFS Value - Service Class                                                      N/A               N/A            -16.30%
Oppenheimer Global Securities - Service Shares                               -24.69%            2.45%            8.94%
Oppenheimer Main Street Small Cap - Service Shares                           -18.39%             N/A             -3.72%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.71%             N/A             -4.74%
PEA Renaissance                                                                N/A               N/A            -14.20%
PEA Science and Technology                                                   -51.30%             N/A            -56.64%
PIMCO Foreign Bond - Administrative Shares                                    5.21%              N/A             3.01%
PIMCO Money Market - Administrative Shares                                    -1.44%             N/A             0.83%
PIMCO Real Return - Administrative Shares                                     14.36%             N/A             8.95%
PIMCO Total Return - Administrative Shares                                    6.07%             4.13%            4.13%
Rydex Sector Rotation                                                          N/A               N/A            -24.15%
Salomon Brothers Variable All Cap - Class II                                 -27.50%             N/A             2.50%
Salomon Brothers Variable High Yield - Class II                               3.61%              N/A             0.20%
Salomon Brothers Variable Investors - Class II                               -25.58%             N/A             -2.12%
T. Rowe Price Equity Income - II                                             -15.87%           -0.64%            7.95%
T. Rowe Price Blue Chip Growth - II                                          -26.38%             N/A            -21.86%
Van Eck Worldwide Emerging Markets                                            -5.77%           -8.91%            -5.83%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.60%           -7.00%            2.31%
Van Kampen LIT Aggressive Growth, Class II                                   -34.61%             N/A            -42.69%
Van Kampen LIT Government Portfolio, Class II                                 6.31%             3.53%            3.30%
Van Kampen LIT Growth and Income, Class II                                   -17.23%            2.29%            4.96%
Van Kampen UIF Equity Growth, Class II                                       -30.24%           -5.02%            0.08%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.80%            1.16%            3.51%



(With the Enhanced Beneficiary Protection (Annual Increase) Option, the Earnings
Protection Death Benefit Option (assuming age of oldest Contract Owner and
Annuitant is 70 or younger on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.76%             N/A            -18.77%
AIM V.I. Capital Appreciation - Series II                                    -26.85%           -5.25%            4.20%
AIM V.I. Dent Demographic Trends - Series II                                 -34.47%             N/A            -30.40%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.88%             N/A             -6.79%
AIM V.I. Premier Equity - Series II                                          -32.66%           -5.18%            4.71%
Alger American Growth - Class S                                              -35.27%           -3.04%            6.06%
Alger American Leveraged AllCap - Class S                                    -36.18%            0.24%            10.39%
Alger American MidCap Growth - Class S                                       -32.32%            1.10%            9.29%
Fidelity VIP Asset Manager - Service Class 2                                 -11.73%           -1.81%            3.83%
Fidelity VIP Contrafund - Service Class 2                                    -12.29%            0.56%            9.06%
Fidelity VIP Equity-Income - Service Class 2                                 -19.67%           -2.81%            6.62%
Fidelity VIP Growth - Service Class 2                                        -32.51%           -3.37%            5.29%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.95%             4.10%            4.01%
Fidelity VIP Overseas - Service Class 2                                      -22.90%           -6.91%            1.65%
Fidelity VIP Index 500 - Service Class 2                                     -24.84%           -3.89%            5.89%
Janus Aspen Series Balanced: Service Shares                                   -9.43%            5.02%            8.59%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.47%            3.98%            7.54%
Janus Aspen Series International Value: Service Shares                       -15.97%             N/A             -8.42%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.64%           -3.71%            0.41%
MFS Investors Growth Stock - Service Class                                   -29.99%             N/A            -11.59%
MFS Investors Trust - Service Class                                          -23.58%           -6.08%            2.39%
MFS New Discovery - Service Class                                            -33.98%             N/A             -0.91%
MFS Total Return - Service Class                                              -8.14%            1.83%            7.53%
MFS Value - Service Class                                                      N/A               N/A            -16.38%
Oppenheimer Global Securities - Service Shares                               -24.77%            2.34%            8.83%
Oppenheimer Main Street Small Cap - Service Shares                           -18.47%             N/A             -3.82%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.79%             N/A             -4.84%
PEA Renaissance                                                                N/A               N/A            -14.25%
PEA Science and Technology                                                   -51.34%             N/A            -56.69%
PIMCO Foreign Bond - Administrative Shares                                    5.10%              N/A             2.91%
PIMCO Money Market - Administrative Shares                                    -1.54%             N/A             0.73%
PIMCO Real Return - Administrative Shares                                     14.25%             N/A             8.84%
PIMCO Total Return - Administrative Shares                                    5.96%             4.03%            4.03%
Rydex Sector Rotation                                                          N/A               N/A            -24.20%
Salomon Brothers Variable All Cap - Class II                                 -27.57%             N/A             2.39%
Salomon Brothers Variable High Yield - Class II                               3.50%              N/A             0.10%
Salomon Brothers Variable Investors - Class II                               -25.65%             N/A             -2.22%
T. Rowe Price Equity Income - II                                             -15.96%           -0.74%            7.84%
T. Rowe Price Blue Chip Growth - II                                          -26.46%             N/A            -21.93%
Van Eck Worldwide Emerging Markets                                            -5.87%           -9.00%            -5.93%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.69%           -7.09%            2.21%
Van Kampen LIT Aggressive Growth, Class II                                   -34.68%             N/A            -42.75%
Van Kampen LIT Government Portfolio, Class II                                 6.21%             3.43%            3.19%
Van Kampen LIT Growth and Income, Class II                                   -17.31%            2.19%            4.86%
Van Kampen UIF Equity Growth, Class II                                       -30.31%           -5.12%            -0.03%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.90%            1.06%            3.41%


(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is 70 or younger on the Rider Application
Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.91%             N/A            -18.93%
AIM V.I. Capital Appreciation - Series II                                    -27.00%           -5.45%            3.99%
AIM V.I. Dent Demographic Trends - Series II                                 -34.61%             N/A            -30.55%
AIM V.I. Mid Cap Core Equity - Series II                                     -14.06%             N/A             -6.97%
AIM V.I. Premier Equity - Series II                                          -32.79%           -5.38%            4.50%
Alger American Growth - Class S                                              -35.40%           -3.24%            5.85%
Alger American Leveraged AllCap - Class S                                    -36.31%            0.03%            10.17%
Alger American MidCap Growth - Class S                                       -32.46%            0.90%            9.06%
Fidelity VIP Asset Manager - Service Class 2                                 -11.91%           -2.01%            3.62%
Fidelity VIP Contrafund - Service Class 2                                    -12.47%            0.36%            8.84%
Fidelity VIP Equity-Income - Service Class 2                                 -19.83%           -3.01%            6.40%
Fidelity VIP Growth - Service Class 2                                        -32.64%           -3.57%            5.08%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.73%             3.89%            3.79%
Fidelity VIP Overseas - Service Class 2                                      -23.05%           -7.10%            1.44%
Fidelity VIP Index 500 - Service Class 2                                     -24.99%           -4.08%            5.67%
Janus Aspen Series Balanced: Service Shares                                   -9.61%            4.81%            8.37%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.63%            3.77%            7.33%
Janus Aspen Series International Value: Service Shares                       -16.14%             N/A             -8.60%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.84%           -3.90%            0.20%
MFS Investors Growth Stock - Service Class                                   -30.13%             N/A            -11.77%
MFS Investors Trust - Service Class                                          -23.73%           -6.27%            2.18%
MFS New Discovery - Service Class                                            -34.11%             N/A             -1.11%
MFS Total Return - Service Class                                              -8.32%            1.63%            7.31%
MFS Value - Service Class                                                      N/A               N/A            -16.55%
Oppenheimer Global Securities - Service Shares                               -24.92%            2.14%            8.61%
Oppenheimer Main Street Small Cap - Service Shares                           -18.64%             N/A             -4.01%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.95%             N/A             -5.03%
PEA Renaissance                                                                N/A               N/A            -14.34%
PEA Science and Technology                                                   -51.44%             N/A            -56.78%
PIMCO Foreign Bond - Administrative Shares                                    4.89%              N/A             2.70%
PIMCO Money Market - Administrative Shares                                    -1.74%             N/A             0.53%
PIMCO Real Return - Administrative Shares                                     14.02%             N/A             8.62%
PIMCO Total Return - Administrative Shares                                    5.75%             3.82%            3.81%
Rydex Sector Rotation                                                          N/A               N/A            -24.30%
Salomon Brothers Variable All Cap - Class II                                 -27.72%             N/A             2.18%
Salomon Brothers Variable High Yield - Class II                               3.29%              N/A             -0.10%
Salomon Brothers Variable Investors - Class II                               -25.80%             N/A             -2.42%
T. Rowe Price Equity Income - II                                             -16.13%           -0.95%            7.62%
T. Rowe Price Blue Chip Growth - II                                          -26.61%             N/A            -22.09%
Van Eck Worldwide Emerging Markets                                            -6.06%           -9.19%            -6.12%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.88%           -7.28%            2.00%
Van Kampen LIT Aggressive Growth, Class II                                   -34.81%             N/A            -42.87%
Van Kampen LIT Government Portfolio, Class II                                 5.99%             3.22%            2.98%
Van Kampen LIT Growth and Income, Class II                                   -17.48%            1.98%            4.65%
Van Kampen UIF Equity Growth, Class II                                       -30.45%           -5.31%            -0.23%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -4.09%            0.85%            3.20%


(With the Enhanced Earnings Death Benefit Option (assuming age of oldest
Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date)
and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.64%             N/A            -18.64%
AIM V.I. Capital Appreciation - Series II                                    -26.74%           -5.11%            4.36%
AIM V.I. Dent Demographic Trends - Series II                                 -34.37%             N/A            -30.30%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.75%             N/A             -6.65%
AIM V.I. Premier Equity - Series II                                          -32.56%           -5.04%            4.87%
Alger American Growth - Class S                                              -35.17%           -2.90%            6.23%
Alger American Leveraged AllCap - Class S                                    -36.09%            0.39%            10.56%
Alger American MidCap Growth - Class S                                       -32.22%            1.26%            9.45%
Fidelity VIP Asset Manager - Service Class 2                                 -11.60%           -1.66%            3.99%
Fidelity VIP Contrafund - Service Class 2                                    -12.16%            0.72%            9.23%
Fidelity VIP Equity-Income - Service Class 2                                 -19.55%           -2.67%            6.78%
Fidelity VIP Growth - Service Class 2                                        -32.40%           -3.22%            5.45%
Fidelity VIP Investment Grade Bond - Service Class 2                          7.11%             4.26%            4.17%
Fidelity VIP Overseas - Service Class 2                                      -22.78%           -6.77%            1.81%
Fidelity VIP Index 500 - Service Class 2                                     -24.73%           -3.74%            6.05%
Janus Aspen Series Balanced: Service Shares                                   -9.29%            5.18%            8.76%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.35%            4.14%            7.71%
Janus Aspen Series International Value: Service Shares                       -15.84%             N/A             -8.28%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.49%           -3.56%            0.56%
MFS Investors Growth Stock - Service Class                                   -29.88%             N/A            -11.46%
MFS Investors Trust - Service Class                                          -23.46%           -5.94%            2.54%
MFS New Discovery - Service Class                                            -33.88%             N/A             -0.76%
MFS Total Return - Service Class                                              -8.00%            1.99%            7.69%
MFS Value - Service Class                                                      N/A               N/A            -16.26%
Oppenheimer Global Securities - Service Shares                               -24.65%            2.50%            8.99%
Oppenheimer Main Street Small Cap - Service Shares                           -18.35%             N/A             -3.67%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.67%             N/A             -4.70%
PEA Renaissance                                                                N/A               N/A            -14.18%
PEA Science and Technology                                                   -51.27%             N/A            -56.62%
PIMCO Foreign Bond - Administrative Shares                                    5.26%              N/A             3.06%
PIMCO Money Market - Administrative Shares                                    -1.39%             N/A             0.88%
PIMCO Real Return - Administrative Shares                                     14.42%             N/A             9.01%
PIMCO Total Return - Administrative Shares                                    6.12%             4.19%            4.18%
Rydex Sector Rotation                                                          N/A               N/A            -24.12%
Salomon Brothers Variable All Cap - Class II                                 -27.46%             N/A             2.55%
Salomon Brothers Variable High Yield - Class II                               3.66%              N/A             0.25%
Salomon Brothers Variable Investors - Class II                               -25.54%             N/A             -2.07%
T. Rowe Price Equity Income - II                                             -15.83%           -0.59%            8.00%
T. Rowe Price Blue Chip Growth - II                                          -26.35%             N/A            -21.82%
Van Eck Worldwide Emerging Markets                                            -5.72%           -8.86%            -5.78%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.55%           -6.95%            2.36%
Van Kampen LIT Aggressive Growth, Class II                                   -34.58%             N/A            -42.66%
Van Kampen LIT Government Portfolio, Class II                                 6.37%             3.59%            3.35%
Van Kampen LIT Growth and Income, Class II                                   -17.19%            2.34%            5.02%
Van Kampen UIF Equity Growth, Class II                                       -30.20%           -4.97%            0.13%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.75%            1.21%            3.56%


 (With the MAV Death Benefit Option, the Earnings Protection Death Benefit
Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.80%             N/A            -18.81%
AIM V.I. Capital Appreciation - Series II                                    -26.89%           -5.30%            4.15%
AIM V.I. Dent Demographic Trends - Series II                                 -34.51%             N/A            -30.44%
AIM V.I. Mid Cap Core Equity - Series II                                     -13.93%             N/A             -6.83%
AIM V.I. Premier Equity - Series II                                          -32.69%           -5.23%            4.66%
Alger American Growth - Class S                                              -35.30%           -3.09%            6.01%
Alger American Leveraged AllCap - Class S                                    -36.22%            0.19%            10.34%
Alger American MidCap Growth - Class S                                       -32.35%            1.05%            9.23%
Fidelity VIP Asset Manager - Service Class 2                                 -11.78%           -1.86%            3.78%
Fidelity VIP Contrafund - Service Class 2                                    -12.34%            0.51%            9.01%
Fidelity VIP Equity-Income - Service Class 2                                 -19.71%           -2.86%            6.56%
Fidelity VIP Growth - Service Class 2                                        -32.54%           -3.42%            5.24%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.90%             4.05%            3.95%
Fidelity VIP Overseas - Service Class 2                                      -22.93%           -6.96%            1.60%
Fidelity VIP Index 500 - Service Class 2                                     -24.88%           -3.94%            5.83%
Janus Aspen Series Balanced: Service Shares                                   -9.48%            4.97%            8.54%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.51%            3.93%            7.49%
Janus Aspen Series International Value: Service Shares                       -16.01%             N/A             -8.46%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.69%           -3.76%            0.36%
MFS Investors Growth Stock - Service Class                                   -30.02%             N/A            -11.64%
MFS Investors Trust - Service Class                                          -23.62%           -6.13%            2.33%
MFS New Discovery - Service Class                                            -34.01%             N/A             -0.96%
MFS Total Return - Service Class                                              -8.19%            1.78%            7.47%
MFS Value - Service Class                                                      N/A               N/A            -16.42%
Oppenheimer Global Securities - Service Shares                               -24.80%            2.29%            8.77%
Oppenheimer Main Street Small Cap - Service Shares                           -18.51%             N/A             -3.87%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.83%             N/A             -4.89%
PEA Renaissance                                                                N/A               N/A            -14.27%
PEA Science and Technology                                                   -51.37%             N/A            -56.71%
PIMCO Foreign Bond - Administrative Shares                                    5.05%              N/A             2.85%
PIMCO Money Market - Administrative Shares                                    -1.59%             N/A             0.68%
PIMCO Real Return - Administrative Shares                                     14.19%             N/A             8.79%
PIMCO Total Return - Administrative Shares                                    5.91%             3.98%            3.97%
Rydex Sector Rotation                                                          N/A               N/A            -24.23%
Salomon Brothers Variable All Cap - Class II                                 -27.61%             N/A             2.34%
Salomon Brothers Variable High Yield - Class II                               3.45%              N/A             0.05%
Salomon Brothers Variable Investors - Class II                               -25.69%             N/A             -2.27%
T. Rowe Price Equity Income - II                                             -16.00%           -0.79%            7.78%
T. Rowe Price Blue Chip Growth - II                                          -26.50%             N/A            -21.97%
Van Eck Worldwide Emerging Markets                                            -5.91%           -9.05%            -5.98%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.74%           -7.14%            2.16%
Van Kampen LIT Aggressive Growth, Class II                                   -34.71%             N/A            -42.78%
Van Kampen LIT Government Portfolio, Class II                                 6.15%             3.38%            3.14%
Van Kampen LIT Growth and Income, Class II                                   -17.35%            2.13%            4.80%
Van Kampen UIF Equity Growth, Class II                                       -30.34%           -5.17%            -0.08%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -3.94%            1.01%            3.35%


 (With the Enhanced Beneficiary Protection (Annual Increase) Option, the
Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider Application Date) and the True
Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -24.87%             N/A            -18.89%
AIM V.I. Capital Appreciation - Series II                                    -26.96%           -5.40%            4.04%
AIM V.I. Dent Demographic Trends - Series II                                 -34.57%             N/A            -30.51%
AIM V.I. Mid Cap Core Equity - Series II                                     -14.01%             N/A             -6.93%
AIM V.I. Premier Equity - Series II                                          -32.76%           -5.33%            4.55%
Alger American Growth - Class S                                              -35.37%           -3.19%            5.90%
Alger American Leveraged AllCap - Class S                                    -36.28%            0.08%            10.23%
Alger American MidCap Growth - Class S                                       -32.42%            0.95%            9.12%
Fidelity VIP Asset Manager - Service Class 2                                 -11.87%           -1.96%            3.67%
Fidelity VIP Contrafund - Service Class 2                                    -12.43%            0.41%            8.90%
Fidelity VIP Equity-Income - Service Class 2                                 -19.79%           -2.96%            6.45%
Fidelity VIP Growth - Service Class 2                                        -32.61%           -3.52%            5.13%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.79%             3.95%            3.85%
Fidelity VIP Overseas - Service Class 2                                      -23.01%           -7.05%            1.49%
Fidelity VIP Index 500 - Service Class 2                                     -24.95%           -4.04%            5.72%
Janus Aspen Series Balanced: Service Shares                                   -9.57%            4.86%            8.43%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.59%            3.82%            7.38%
Janus Aspen Series International Value: Service Shares                       -16.10%             N/A             -8.56%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.79%           -3.86%            0.25%
MFS Investors Growth Stock - Service Class                                   -30.09%             N/A            -11.73%
MFS Investors Trust - Service Class                                          -23.69%           -6.22%            2.23%
MFS New Discovery - Service Class                                            -34.08%             N/A             -1.06%
MFS Total Return - Service Class                                              -8.28%            1.68%            7.36%
MFS Value - Service Class                                                      N/A               N/A            -16.51%
Oppenheimer Global Securities - Service Shares                               -24.88%            2.19%            8.66%
Oppenheimer Main Street Small Cap - Service Shares                           -18.60%             N/A             -3.97%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -20.91%             N/A             -4.98%
PEA Renaissance                                                                N/A               N/A            -14.32%
PEA Science and Technology                                                   -51.42%             N/A            -56.76%
PIMCO Foreign Bond - Administrative Shares                                    4.94%              N/A             2.75%
PIMCO Money Market - Administrative Shares                                    -1.69%             N/A             0.58%
PIMCO Real Return - Administrative Shares                                     14.08%             N/A             8.68%
PIMCO Total Return - Administrative Shares                                    5.80%             3.87%            3.87%
Rydex Sector Rotation                                                          N/A               N/A            -24.28%
Salomon Brothers Variable All Cap - Class II                                 -27.68%             N/A             2.24%
Salomon Brothers Variable High Yield - Class II                               3.35%              N/A             -0.05%
Salomon Brothers Variable Investors - Class II                               -25.76%             N/A             -2.37%
T. Rowe Price Equity Income - II                                             -16.08%           -0.90%            7.67%
T. Rowe Price Blue Chip Growth - II                                          -26.57%             N/A            -22.05%
Van Eck Worldwide Emerging Markets                                            -6.01%           -9.14%            -6.07%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -5.84%           -7.24%            2.05%
Van Kampen LIT Aggressive Growth, Class II                                   -34.78%             N/A            -42.84%
Van Kampen LIT Government Portfolio, Class II                                 6.05%             3.27%            3.03%
Van Kampen LIT Growth and Income, Class II                                   -17.44%            2.03%            4.70%
Van Kampen UIF Equity Growth, Class II                                       -30.41%           -5.26%            -0.18%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -4.04%            0.90%            3.25%








(With the MAV Death Benefit Option, the Enhanced Beneficiary Protection (Annual
Increase) Option, the Enhanced Earnings Death Benefit Option (assuming age of oldest Contract Owner and Annuitant is between 71 and 79 on the Rider
Application Date) and the True Return option)
                                                                                                            10 Year or Since
Variable Sub Account                                                          1 Year           5 Year          Inception
AIM V.I. Basic Value - Series II                                             -25.02%             N/A            -19.05%
AIM V.I. Capital Appreciation - Series II                                    -27.11%           -5.59%            3.83%
AIM V.I. Dent Demographic Trends - Series II                                 -34.70%             N/A            -30.65%
AIM V.I. Mid Cap Core Equity - Series II                                     -14.19%             N/A             -7.12%
AIM V.I. Premier Equity - Series II                                          -32.90%           -5.52%            4.34%
Alger American Growth - Class S                                              -35.50%           -3.39%            5.69%
Alger American Leveraged AllCap - Class S                                    -36.41%           -0.12%            10.00%
Alger American MidCap Growth - Class S                                       -32.56%            0.74%            8.90%
Fidelity VIP Asset Manager - Service Class 2                                 -12.04%           -2.16%            3.46%
Fidelity VIP Contrafund - Service Class 2                                    -12.60%            0.21%            8.68%
Fidelity VIP Equity-Income - Service Class 2                                 -19.95%           -3.16%            6.24%
Fidelity VIP Growth - Service Class 2                                        -32.75%           -3.71%            4.92%
Fidelity VIP Investment Grade Bond - Service Class 2                          6.57%             3.73%            3.63%
Fidelity VIP Overseas - Service Class 2                                      -23.17%           -7.24%            1.29%
Fidelity VIP Index 500 - Service Class 2                                     -25.11%           -4.23%            5.51%
Janus Aspen Series Balanced: Service Shares                                   -9.75%            4.65%            8.21%
Janus Aspen Series Capital Appreciation: Service Shares                      -18.76%            3.61%            7.16%
Janus Aspen Series International Value: Service Shares                       -16.27%             N/A             -8.74%
Janus Aspen Series Mid Cap Value: Service Shares                               N/A               N/A              N/A
Janus Aspen Series Risk-Managed Large Cap Core: Service Shares                 N/A               N/A              N/A
MFS High Income - Service Class                                               -0.99%           -4.05%            0.05%
MFS Investors Growth Stock - Service Class                                   -30.23%             N/A            -11.91%
MFS Investors Trust - Service Class                                          -23.85%           -6.41%            2.02%
MFS New Discovery - Service Class                                            -34.21%             N/A             -1.26%
MFS Total Return - Service Class                                              -8.46%            1.47%            7.14%
MFS Value - Service Class                                                      N/A               N/A            -16.68%
Oppenheimer Global Securities - Service Shares                               -25.03%            1.98%            8.44%
Oppenheimer Main Street Small Cap - Service Shares                           -18.76%             N/A             -4.16%
NFJ Small Cap Value                                                            N/A               N/A              N/A
LSA Balanced                                                                 -21.07%             N/A             -5.18%
PEA Renaissance                                                                N/A               N/A            -14.41%
PEA Science and Technology                                                   -51.52%             N/A            -56.86%
PIMCO Foreign Bond - Administrative Shares                                    4.73%              N/A             2.54%
PIMCO Money Market - Administrative Shares                                    -1.88%             N/A             0.37%
PIMCO Real Return - Administrative Shares                                     13.85%             N/A             8.46%
PIMCO Total Return - Administrative Shares                                    5.59%             3.66%            3.66%
Rydex Sector Rotation                                                          N/A               N/A            -24.38%
Salomon Brothers Variable All Cap - Class II                                 -27.83%             N/A             2.03%
Salomon Brothers Variable High Yield - Class II                               3.14%              N/A             -0.25%
Salomon Brothers Variable Investors - Class II                               -25.91%             N/A             -2.56%
T. Rowe Price Equity Income - II                                             -16.25%           -1.10%            7.46%
T. Rowe Price Blue Chip Growth - II                                          -26.72%             N/A            -22.21%
Van Eck Worldwide Emerging Markets                                            -6.20%           -9.32%            -6.27%
Van Eck Worldwide Absolute Return                                              N/A               N/A              N/A
Van Eck Worldwide Hard Assets                                                 -6.03%           -7.43%            1.84%
Van Kampen LIT Aggressive Growth, Class II                                   -34.91%             N/A            -42.96%
Van Kampen LIT Government Portfolio, Class II                                 5.83%             3.06%            2.82%
Van Kampen LIT Growth and Income, Class II                                   -17.60%            1.82%            4.49%
Van Kampen UIF Equity Growth, Class II                                       -30.55%           -5.46%            -0.38%
Van Kampen UIF U.S. Real Estate Portfolio, Class II                           -4.23%            0.70%            3.04%







INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying Statements of Financial Position of Lincoln Benefit Life Company (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2002 and 2001, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2002. Our audits also included Schedule IV - Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule IV - Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12, the accompanying 2001 and 2000 financial statements have been restated.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 5, 2003

                          LINCOLN BENEFIT LIFE COMPANY
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
(IN THOUSANDS)
                                                        2002          2001          2000
                                                     ----------    ----------    ----------
REVENUES
Net investment income                                $   11,621    $   12,144    $   12,214
Realized capital gains and losses                        (4,084)       (1,352)          (95)
Other expense                                                 -             -           (20)
                                                     ----------    ----------    ----------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE          7,537        10,792        12,099
Income tax expense                                        2,629         3,768         4,221
                                                     ----------    ----------    ----------

NET INCOME                                                4,908         7,024         7,878
                                                     ----------    ----------    ----------

OTHER COMPREHENSIVE INCOME, AFTER-TAX
Change in unrealized net capital gains and losses         5,892         2,818         3,106
                                                     ----------    ----------    ----------

COMPREHENSIVE INCOME                                 $   10,800    $    9,842    $   10,984
                                                     ==========    ==========    ==========

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                        STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS, EXCEPT PAR VALUE DATA)                                                  DECEMBER 31,
                                                                                       ------------   ------------
                                                                                           2002           2001
                                                                                       ------------   ------------
                                                                                                      (AS RESTATED
                                                                                                      SEE NOTE 12)
ASSETS
Investments
   Fixed income securities, at fair value (amortized cost $182,757 and $179,124)       $    199,406   $    186,709
   Short-term                                                                                 3,201          6,856
                                                                                       ------------   ------------
      Total investments                                                                     202,607        193,565

Cash                                                                                        130,249         43,796
Reinsurance recoverable from Allstate Life Insurance Company, net                        12,178,831      9,600,660
Reinsurance recoverable from non-affiliates, net                                            583,849        458,202
Current income taxes receivable                                                                 111              -
Other assets                                                                                 42,045         41,511
Separate Accounts                                                                         1,413,221      1,565,708
                                                                                       ------------   ------------
        TOTAL ASSETS                                                                   $ 14,550,913   $ 11,903,442
                                                                                       ============   ============

LIABILITIES
Contractholder funds                                                                   $ 11,658,966   $  9,287,599
Reserve for life-contingent contract benefits                                             1,096,970        760,264
Current income taxes payable                                                                      -          3,645
Deferred income taxes                                                                         4,587          2,990
Payable to affiliates, net                                                                  116,720         19,193
Other liabilities and accrued expenses                                                       57,849         72,243
Separate Accounts                                                                         1,413,221      1,565,708
                                                                                       ------------   ------------
        TOTAL LIABILITIES                                                                14,348,313     11,711,642
                                                                                       ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares authorized, 25,000 shares issued
      and outstanding                                                                         2,500          2,500
Additional capital paid-in                                                                  126,750        126,750
Retained income                                                                              62,528         57,620
Accumulated other comprehensive income:
   Unrealized net capital gains and losses                                                   10,822          4,930
                                                                                       ------------   ------------
        Total accumulated other comprehensive income                                         10,822          4,930
                                                                                       ------------   ------------
        TOTAL SHAREHOLDER'S EQUITY                                                          202,600        191,800
                                                                                       ------------   ------------
        TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                     $ 14,550,913   $ 11,903,442
                                                                                       ============   ============

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                           YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
(IN THOUSANDS)
                                                                     2002          2001           2000
                                                                  ----------   ------------   ------------
COMMON STOCK                                                      $    2,500   $      2,500   $      2,500
                                                                  ----------   ------------   ------------
ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                                           126,750        126,750        116,750
Capital contribution                                                       -              -         10,000
                                                                  ----------   ------------   ------------
Balance, end of year                                                 126,750        126,750        126,750
                                                                  ----------   ------------   ------------

RETAINED INCOME
Balance, beginning of year                                            57,620         50,596         39,521
Adjustment of prior year deferred tax liability (see Note 12)              -             -           3,197
                                                                  ----------   ------------   ------------
Balance, beginning of year, as restated (see Note 12)                 57,620         50,596         42,718
Net income                                                             4,908          7,024          7,878
                                                                  ----------   ------------   ------------
Balance, end of year, as restated (see Note 12)                       62,528         57,620         50,596
                                                                  ----------   ------------   ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year                                             4,930          2,112           (994)
Change in unrealized net capital gains and losses                      5,892          2,818          3,106
                                                                  ----------   ------------   ------------
Balance, end of year                                                  10,822          4,930          2,112
                                                                  ----------   ------------   ------------

TOTAL SHAREHOLDER'S EQUITY, as restated (see Note 12)             $  202,600   $    191,800   $    181,958
                                                                  ==========   ============   ============

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------
(IN THOUSANDS)
                                                                                2002          2001          2000
                                                                             ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                   $    4,908    $    7,024    $    7,878
Adjustments to reconcile net income to net cash provided by operating activities:
         Amortization and other non-cash items                                     (204)         (531)         (868)
         Realized capital gains and losses                                        4,084         1,352            95
         Changes in:
            Life-contingent contract benefits and contractholder funds,
              net of reinsurance recoverables                                     4,255           511        (1,342)
            Income taxes                                                         (5,332)          922         1,570
            Payable to affiliates, net                                           97,527       (25,138)       (3,440)
            Other operating assets and liabilities                              (15,031)       68,347         1,897
                                                                             ----------    ----------    ----------
               Net cash provided by operating activities                         90,207        52,487         5,790
                                                                             ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
         Proceeds from sales                                                     16,847        10,922        15,856
         Investment collections                                                  22,010        15,346         7,430
         Investments purchases                                                  (46,266)      (39,422)      (30,979)
Change in short-term investments, net                                             3,655         4,387        (9,003)
                                                                             ----------    ----------    ----------
               Net cash used in investing activities                             (3,754)       (8,767)      (16,696)
                                                                             ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution                                                                  -             -        10,000
                                                                             ----------    ----------    ----------
               Net cash provided by financing activities                              -             -        10,000
                                                                             ----------    ----------    ----------

NET INCREASE (DECREASE) IN CASH                                                  86,453        43,720          (906)
CASH AT BEGINNING OF YEAR                                                        43,796            76           982
                                                                             ----------    ----------    ----------
CASH AT END OF YEAR                                                          $  130,249    $   43,796    $       76
                                                                             ==========    ==========    ==========

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1.   GENERAL

BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Lincoln Benefit Life Company ("Lincoln Benefit" or the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     To conform with the 2002 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS

     Lincoln Benefit, a single segment entity, markets a diversified group of products to meet customers' lifetime needs in the areas of financial protection and retirement solutions through independent insurance agents, including master brokerage agencies; broker/dealers; and exclusive Allstate agencies. These products include term life insurance; universal life insurance; variable life insurance; single premium life insurance; fixed annuities, including market value adjusted annuities and equity-indexed annuities; immediate annuities; variable annuities and long-term care products. ALFS, Inc. ("ALFS") is the principal underwriter for certain Lincoln Benefit products, such as variable annuities, variable life insurance and market value adjusted annuities. ALFS is a wholly owned subsidiary of ALIC and a registered broker/dealer under the Securities and Exchange Act of 1934.

     The Company is authorized to sell life insurance and annuity products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin Islands. The top geographic locations for premiums and deposits for the Company were California, Illinois, Pennsylvania, Texas and Florida for the year ended December 31, 2002. No other jurisdiction accounted for more than 5% of premiums and deposits. All premiums and deposits are ceded under reinsurance agreements.

     The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, state and federal laws and regulations affect the taxation of insurance companies and life insurance and annuity products. From time to time, Congress has considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the federal income tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to deferred and immediate annuities, and life insurance, including interest-sensitive life insurance. Recent proposals to eliminate the double taxation of dividends and to permit the establishment of tax-free lifetime savings and retirement savings accounts could substantially reduce the tax-advantaged nature of many insurance products. If such proposals were to be adopted, they could have a material adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, recent changes in the federal estate tax laws have negatively affected the demand for the types of life insurance used in estate planning.

     Although the Company currently benefits from agreements with financial services entities that market and distribute its products, change in control or other factors affecting these non-affiliated entities with which the Company has distribution agreements could negatively impact the Company's sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds, asset-backed and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The fair value of publicly traded fixed income securities is based upon independent market quotations. The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of Accumulated other comprehensive income. Short-term investments are carried at cost or amortized cost, which approximates fair value.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

     Investment income consists primarily of interest. Interest is recognized on an accrual basis. Interest income on mortgage-backed and asset-backed securities is determined using the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses are determined on a specific identification basis. They include gains and losses on security dispositions and write-downs in value due to other than temporary declines in fair value.

     The Company writes down to fair value any fixed income security that is classified as other than temporarily impaired in the period the security is deemed to be other than temporarily impaired. Inherent in the Company's evaluation of a particular security are assumptions and estimates about the operations of the issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest; 3) the duration and extent to which the fair value has been less than amortized cost for fixed income securities; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the contract and are reflected in contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the contract.

     Interest-sensitive life insurance contracts are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and any amounts assessed against the contractholder account balance. Premiums from these contracts are reported as deposits to Contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and early surrender. These revenues are recognized when levied against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities, equity-indexed annuities, and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as additions to Contractholder funds. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and early surrender. These revenues are recognized when levied against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid for interest-sensitive life insurance contracts and investment contracts. Crediting rates for fixed rate annuities and interest-sensitive life insurance contracts are adjusted periodically by the Company to reflect current market conditions subject to

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

contractually guaranteed rates. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

     Separate Accounts products include variable annuities and variable life insurance. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these products consist of fees assessed against the Separate Accounts account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death benefits paid on variable annuity contracts.

REINSURANCE RECOVERABLE

     The Company has reinsurance agreements whereby all premiums, contract charges, interest credited to contractholder funds, contract benefits and certain expenses are ceded to ALIC and non-affiliated reinsurers (see Notes 3 and 7). The Company also has reinsurance agreements whereby the Company cedes 90%, 80% or 60% of the mortality risk on certain life policies, depending upon the issue year and product, to a pool of eleven non-affiliated reinsurers. The remaining amounts are ceded to ALIC. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $350 thousand per life for individual coverage.

     These amounts are reflected net of such reinsurance in the Statements of Operations and Comprehensive Income. Reinsurance recoverable and the related Reserve for life-contingent contract benefits and Contractholder funds are reported separately in the Statements of Financial Position. The Company continues to have primary liability as the direct insurer for the risks reinsured.

     Investment income earned on the assets which support Contractholder funds and the Reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed by ALIC under terms of reinsurance agreements.

INCOME TAXES

     The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments and differences in the tax bases of investments. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

SEPARATE ACCOUNTS

     The Company issues variable annuities and variable life insurance contracts, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore are not included in the Company's Statements of Operations and Comprehensive Income. Revenues to the Company from the Separate Accounts consist of contract charges for maintenance and administration services, mortality, early surrender and expenses, which are ceded to ALIC.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the underlying mutual funds of the Separate Accounts may not meet their stated investment objectives. The risk and associated cost of these contract guarantees are ceded to ALIC in accordance with the reinsurance agreements.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The Reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and contract duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 6.

CONTRACTHOLDER FUNDS

     Contractholder funds arise from the issuance of interest-sensitive life insurance policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, and contract charges for mortality and administrative expenses. Detailed information on crediting rates and surrender and withdrawal provisions on contractholder funds is outlined in
Note 6.

USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PENDING ACCOUNTING STANDARDS

     On July 31, 2002, the American Institute of Certified Public Accountants issued an exposure draft Statement of Position ("SOP") entitled "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". The accounting guidance contained in the proposed SOP applies to several of the Company's products and product features. The proposed effective date of the SOP is for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. If adopted early, the provisions of the SOP must be applied as of the beginning of the fiscal year. Accordingly, if the SOP were adopted during an interim period of 2003, prior interim periods would be restated. A provision of the proposed SOP requires the establishment of a liability in addition to the account balance for contracts and contract features that provide guaranteed death or other insurance benefits. The finalized SOP may also require a liability for guaranteed income benefits. These liabilities are not currently recognized by the Company, and their establishment may have a material impact on the amounts ceded to and reinsurance recoverable from ALIC depending on the market conditions at the time of adoption, but are not expected to have a material impact on the Company's Statements of Financial Position.

     The Financial Accounting Standards Board ("FASB") has exposed guidance that addresses the accounting for certain modified coinsurance agreements. The guidance has been exposed as FASB Interpretation of Statement 133 Implementation Issue No. B36, "Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument." The proposed guidance requires recognizing an embedded derivative in certain reinsurance agreements when certain conditions are met. The initial impact of adopting the proposed guidance would be recorded as a cumulative adjustment to Net income in the first fiscal quarter beginning after June 15, 2003. The provisions of the proposed guidance, as currently drafted and interpreted, would not have a material impact on the Company's reinsurance balances that would be subject to the proposed guidance. Accordingly, the potential impact of recognizing embedded derivatives pursuant to the requirements of that the proposed guidance is expected to be immaterial to both the Company's Statements of Financial Position and Statements of Operations and Comprehensive Income.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

3.   RELATED PARTY TRANSACTIONS

REINSURANCE

     The Company has reinsurance agreements whereby all premiums, contract charges, interest credited to contractholder funds, contract benefits and certain expenses are ceded to ALIC and other non-affiliated reinsurers, and reflected net of such reinsurance in the Statements of Operations and Comprehensive Income. Reinsurance recoverables and the related Reserve for life-contingent contract benefits and Contractholder funds are reported separately in the Statements of Financial Position. The Company continues to have primary liability as the direct insurer for risks reinsured.

     Investment income earned on the assets which support Contractholder funds and the Reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under terms of the reinsurance agreements. See Note 7 for more information.

     The following table summarizes amounts that were ceded to ALIC under reinsurance agreements:

                                                                             YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------
(IN THOUSANDS)                                                          2002           2001          2000
                                                                     -----------     ---------    ---------
Premiums and contract charges                                        $   484,684     $ 330,799    $ 241,361
Interest credited to contractholder funds, contract benefits and
    certain expenses                                                   1,012,038       728,750      630,015

STRUCTURED SETTLEMENT OBLIGATIONS

     The Company received premiums of $19.1 million and $1.5 million from AIC in 2002 and 2001, respectively, to assume certain structured settlement obligations at prices determined based upon interest rates in effect at the time of purchase. The Company subsequently ceded these premiums to ALIC under the terms of its reinsurance treaties. The Company did not receive such premiums from AIC in 2000.

BUSINESS OPERATIONS

     The Company utilizes services provided by its affiliates, AIC, ALIC and Allstate Investments LLC, and business facilities owned or leased, and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $67.4 million, $70.0 million and $35.1 million in 2002, 2001 and 2000, respectively. Of these costs, the Company retains investment related expenses on the invested assets of the Company. All other costs are ceded to ALIC under reinsurance agreements.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 9).

DEBT

     The Company has entered into an intercompany loan agreement with the Corporation. The amount of funds available to the Company at a given point in time is dependent upon the debt position of the Corporation. There was no outstanding balance at December 31, 2002 or 2001.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

4.   INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                        GROSS UNREALIZED
(IN THOUSANDS)                          AMORTIZED    ----------------------       FAIR
                                          COST          GAINS       LOSSES        VALUE
                                       -----------   ----------   ---------    -----------
AT DECEMBER 31, 2002
U.S. government and agencies           $    57,672   $    6,730   $       -    $    64,402
Corporate                                   77,697        6,421         (38)        84,080
Municipal                                      504           63           -            567
Asset-backed securities                     14,246        1,350           -         15,596
Mortgage-backed securities                  31,637        2,104           -         33,741
Foreign government                           1,001           19           -          1,020
                                       -----------   ----------   ---------    -----------
   Total fixed income securities       $   182,757   $   16,687   $     (38)   $   199,406
                                       ===========   ==========   =========    ===========

AT DECEMBER 31, 2001
U.S. government and agencies           $    39,710   $    1,971   $     (15)   $    41,666
Corporate                                   97,517        4,263        (450)       101,330
Municipal                                    1,504           29          (3)         1,530
Mortgage-backed securities                  39,389        1,731          (4)        41,116
Foreign government                           1,004           63           -          1,067
                                       -----------   ----------   ---------    -----------
   Total fixed income securities       $   179,124   $    8,057   $    (472)   $   186,709
                                       ===========   ==========   =========    ===========

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows at December 31, 2002:

                                                                   AMORTIZED        FAIR
(IN THOUSANDS)                                                       COST          VALUE
                                                                  -----------   ----------
Due in one year or less                                           $    15,915   $   16,297
Due after one year through five years                                  55,727       60,616
Due after five years through ten years                                 52,262       56,960
Due after ten years                                                    12,970       16,196
                                                                  -----------   ----------
                                                                      136,874      150,069
Mortgage and asset-backed securities                                   45,883       49,337
                                                                  -----------   ----------
    Total                                                         $   182,757   $  199,406
                                                                  ===========   ==========

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment, mortgage and asset-backed securities have not been reflected based on their contractual maturities.

NET INVESTMENT INCOME

(IN THOUSANDS)                                   YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            2002          2001         2000
                                         ----------    ----------    ---------
Fixed income securities                  $   11,665    $   11,959    $  11,517
Short-term investments                          273           598          830
                                         ----------    ----------    ---------
   Investment income, before expense         11,938        12,557       12,347
   Investment expense                           317           413          133
                                         ----------    ----------    ---------
   Net investment income                 $   11,621    $   12,144    $  12,214
                                         ==========    ==========    =========

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

REALIZED CAPITAL GAINS AND LOSSES, AFTER TAX

     Realized capital gains and losses by security type, for the year ended December 31, are as follows:

(IN THOUSANDS)                                       2002          2001        2000
                                                  ----------    ----------   ----------
Fixed income securities                           $   (4,084)   $   (1,352)  $      (95)
Income taxes                                           1,429           473           33
                                                  ----------    ----------   ----------
Realized capital gains and losses, after tax      $   (2,655)   $     (879)  $      (62)
                                                  ==========    ==========   ==========

     Realized capital gains and losses by transaction type, for the year ended December 31, are as follows:

(IN THOUSANDS)                                       2002          2001         2000
                                                  ----------    ----------   ----------
Write-downs in value                              $   (4,323)   $        -   $        -
Sales - fixed income securities                          239        (1,352)         (95)
                                                  ----------    ----------   ----------
    Realized capital gains and losses                 (4,084)       (1,352)         (95)
    Income taxes                                       1,429           473           33
                                                  ----------    ----------   ----------
    Realized capital gains and losses, after-tax  $   (2,655)   $     (879)  $      (62)
                                                  ==========    ==========   ==========

     Excluding calls and prepayments, gross gains of $471 thousand and $123 thousand were realized during 2002 and 2001, respectively. There were no gross gains in 2000. Gross losses of $232 thousand, $1.5 million and $95 thousand were realized on sales of fixed income securities during 2002, 2001 and 2000, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses on fixed income securities included in Accumulated other comprehensive income at December 31, 2002 are as follows:

                                                            GROSS UNREALIZED
(IN THOUSANDS)                                FAIR       ----------------------     UNREALIZED
                                              VALUE        GAINS       LOSSES        NET GAINS
                                            ----------   ---------    ---------     -----------
Fixed income securities                     $  199,406   $  16,687    $     (38)    $    16,649
                                            ==========   =========    =========
Deferred income taxes                                                                    (5,827)
                                                                                    -----------
Unrealized net capital gains and losses                                             $    10,822
                                                                                    ===========

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

(IN THOUSANDS)                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                            2002         2001        2000
                                                         ----------   ----------   --------
Fixed income securities                                 $    9,064   $    4,336   $  4,778
Deferred income taxes                                       (3,172)      (1,518)    (1,672)
                                                        -----------  -----------  ---------
Increase in unrealized net capital gains and losses     $    5,892   $    2,818   $  3,106
                                                        ===========  ===========  =========

SECURITIES ON DEPOSIT

     At December 31, 2002, fixed income securities with a carrying value of $9.8 million were on deposit with regulatory authorities as required by law.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

5.   FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including Reinsurance recoverables, net) and liabilities (including Reserve for life-contingent contract benefits and Deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as Accrued investment income and Cash, are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

     The carrying value and fair value of financial assets at December 31, are as follows:

(IN THOUSANDS)                              2002                            2001
                                ----------------------------    -----------------------------
                                 CARRYING           FAIR          CARRYING           FAIR
                                   VALUE            VALUE          VALUE            VALUE
                                ------------    ------------    ------------     ------------
Fixed income securities         $    199,406    $    199,406    $   186,709      $    186,709
Short-term investments                 3,201           3,201          6,856             6,856
Separate Accounts                  1,413,221       1,413,221      1,565,708         1,565,708

     Fair values of publicly traded fixed income securities are based upon quoted market prices or dealer quotes. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. Separate Accounts assets are carried in the Statements of Financial Position at fair value based on quoted market prices.

FINANCIAL LIABILITIES

     The carrying value and fair value of financial liabilities at December 31, are as follows:

(IN THOUSANDS)                                               2002                        2001
                                                  -------------------------   -------------------------
                                                   CARRYING        FAIR        CARRYING        FAIR
                                                     VALUE         VALUE         VALUE         VALUE
                                                  -----------   -----------   -----------   -----------
Contractholder funds on investment contracts      $ 9,702,733   $ 9,445,862   $ 7,407,377   $ 7,446,451
Separate Accounts                                   1,413,221     1,413,221     1,565,708     1,565,708

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the account balance less surrender charges and immediate annuities without life contingencies are valued at the present value of future benefits at current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value. Equity indexed annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the financial statements. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     There were no off-balance-sheet financial instruments at December 31, 2002 or 2001.

6.   RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the Reserve for life-contingent contract benefits consists of the following:

(IN THOUSANDS)                                        2002           2001
                                                  ------------   -----------
Immediate annuities:
   Structured settlement annuities                $    384,419   $   162,412
   Other immediate annuities                            32,872        35,757
Traditional life                                       569,500       503,992
Other                                                  110,179        58,103
                                                  ------------   -----------
   Total Reserve for life-contingent contract
     benefits                                     $  1,096,970   $   760,264
                                                  ============   ===========

     The following table highlights the key assumptions generally utilized in calculating the Reserve for life-contingent contract benefits:

             PRODUCT                          MORTALITY                   INTEREST RATE               ESTIMATION METHOD
-----------------------------------   ---------------------------   --------------------------    --------------------------
Structured settlement annuities       U.S. population with          Interest rate                 Present value of
                                      projected calendar year       assumptions range from        contractually specified
                                      improvements; age setbacks    5.5% - 7.6%                   future benefits
                                      for impaired lives grading
                                      to standard

Other immediate annuities             1983 group annuity            Interest rate                 Present value of
                                      mortality table               assumptions range from        expected future benefits
                                                                    4.7% - 8.8%                   based on historical
                                                                                                  experience

Traditional life                      Actual company experience     Interest rate                 Net level premium
                                      plus loading                  assumptions range from        reserve method using the
                                                                    4.0% - 8.0%                   Company's withdrawal
                                                                                                  experience rates

     At December 31, Contractholder funds consists of the following:

(IN THOUSANDS)                                 2002            2001
                                           -------------   ------------
Interest-sensitive life                    $   2,014,313   $  1,876,260
Investment contracts:
     Immediate annuities                         286,722        245,468
     Fixed annuities                           9,357,931      7,165,871
                                           -------------   ------------
     Total Contractholder funds            $  11,658,966   $  9,287,599
                                           =============   ============

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

     The following table highlights the key contract provisions relating to Contractholder funds:

                  PRODUCT                             INTEREST RATE               WITHDRAWAL/SURRENDER CHARGES
--------------------------------------------   ----------------------------    -----------------------------------
Interest-sensitive life                        Interest rates credited         Either a percentage of account
                                               range from 2.0% - 6.4%          balance or dollar amount grading
                                                                               off generally over 20 years

Investment contracts                           Interest rates credited         Either a declining or a level
                                               range from 2.8% to 7.2%         percentage charge generally over
                                               for immediate annuities         nine years or less
                                               and 0.0% - 10.7% for fixed
                                               annuities including equity-
                                               indexed annuities

     Contractholder fund activity for the year ended December 31, was as follows:

(IN THOUSANDS)                                        2002                2001
                                                  -------------      -------------
Balance, beginning of year                        $   9,287,599      $   8,157,502
Deposits                                              2,868,550          1,748,413
Surrenders and withdrawals                             (659,293)          (715,195)
Death benefits                                         (169,876)          (184,724)
Interest credited to contractholder funds               524,477            417,992
Transfers (to) from Separate Accounts                   (61,537)           (55,271)
Contract charges                                       (114,906)          (101,133)
Other                                                   (16,048)            20,015
                                                  -------------      -------------
Balance, end of year                              $  11,658,966      $   9,287,599
                                                  =============      =============

7.   REINSURANCE

     The Company has entered into reinsurance agreements under which it reinsures all of its business to ALIC or other non-affiliated reinsurers. Under the agreements, premiums, contract charges, interest credited to contractholder funds, contract benefits and certain expenses are reinsured. The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as the direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by many of the uncertainties involved in the establishment of loss reserves. The Company cedes a portion of the mortality risk on certain life policies with a pool of reinsurers.

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Except for ALIC, no single reinsurer had a material obligation to the Company.

     The effects of reinsurance on premiums and contract charges for the years ended December 31, are as follows:

(IN THOUSANDS)                                            2002         2001          2000
                                                       ----------   ----------   -----------
PREMIUMS AND CONTRACT CHARGES
Direct                                                 $  689,970   $  572,949   $   470,337
Assumed                                                         2            4             2
Ceded:
   Affiliate                                             (484,684)    (330,799)     (241,361)
   Non-affiliate                                         (205,288)    (242,154)     (228,978)
                                                       ----------   ----------   -----------
Premiums and contract charges, net of reinsurance      $        -   $        -   $         -
                                                       ==========   ==========   ===========

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

     The effects of reinsurance on interest credited to contractholder funds, contract benefits and other expenses for the years ended December 31, are as follows:

(IN THOUSANDS)                                                   2002            2001         2000
                                                             -------------   -----------   ----------
INTEREST CREDITED TO CONTRACTHOLDER FUNDS, CONTRACT
BENEFITS AND OTHER EXPENSES
Direct                                                       $   1,343,929   $ 1,007,684   $  885,081
Ceded:
   Affiliate                                                   (1,012,038)      (728,750)    (630,015)
   Non-affiliate                                                 (331,891)      (278,934)    (255,046)
                                                             -------------   -----------   ----------
Interest credited to contractholder funds, contract
   benefits and other expenses, net of reinsurance           $           -   $         -   $       20
                                                             =============   ===========   ==========

8.   COMMITMENTS AND CONTINGENT LIABILITIES

GUARANTEES

     The Company has issued universal life insurance contracts to third parties who finance the premium payments on the universal life insurance contracts through a commercial paper program. The Company has issued a repayment guarantee on the outstanding commercial paper balance which is fully collateralized by the cash surrender value of the universal life insurance contracts. At December 31, 2002, the amount due under the commercial paper program is $300 million and the cash surrender value of the policies is $306 million. The repayment guarantee expires March 31, 2003 but may be extended at the Company's option. These contracts are ceded to AUC under the terms of the reinsurance agreements.

REGULATION AND LEGAL PROCEEDINGS

     The Company is subject to changing social, economic and regulatory conditions. State and federal regulatory initiatives and proceedings have varied and have included efforts to remove barriers preventing banks from engaging in the securities and insurance businesses, to change tax laws affecting the taxation of insurance companies and the tax treatment of insurance products which may impact the relative desirability of various personal investment products, and to expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

         The Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, the outcome of some legal proceedings that involve AIC regarding the Allstate agencies may have an impact on the Company.

         AIC is defending various lawsuits involving worker classification issues. Examples of these lawsuits include a number of putative class actions challenging the overtime exemption claimed by AIC under the Fair Labor Standards Act or state wage and hour laws. These class actions mirror similar lawsuits filed recently against other carriers in the industry and other employers. Another example involves the worker classification of staff working in agencies. In this putative class action, plaintiffs seek damages under the Employee Retirement Income Security Act ("ERISA") and the Racketeer Influenced and Corrupt Organizations Act alleging that agency secretaries were terminated as employees by AIC and rehired by agencies through outside staffing vendors for the purpose of avoiding the payment of employee benefits. A putative nationwide class action filed by former employee agents also includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. AIC has been vigorously defending these and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

         In addition, on August 6, 2002, a petition was filed with the National Labor Relations Board ("NLRB") by the United Exclusive Allstate Agents, Office and Professional Employees International Union (the "OPEIU"), seeking certification as the collective bargaining representative of all Allstate agents in the United States. On December 2, 2002, the Chicago Regional Director of the NLRB dismissed the petition, agreeing with AIC's position that the agents are independent contractors, not employees, and that, consequently, the NLRB lacks jurisdiction over the issue. The OPEIU has requested that the NLRB in Washington, D.C. review the dismissal by the Chicago Regional Director. The request for appeal has not been accepted yet. If it is, AIC will vigorously oppose the appeal. The outcome is currently uncertain.

         AIC is also defending certain matters relating to its agency program reorganization announced in 1999. These matters include an investigation by the U.S. Department of Labor and a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") with respect to allegations of retaliation under the Age Discrimination in Employment Act, the Americans with Disabilities Act and Title VII of the Civil Rights Act of 1964. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, breach of contract and age discrimination. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is currently defending a nationwide class action, alleging among other things, breach of contract and breach of the implied covenant of good faith and fair dealing as a result of a change in the rate and cap on an annuity product. The court certified the class and entered summary judgment in favor of the Company and against the certified class. Plaintiff has filed notice of appeal. The Company has been vigorously defending the suit. The outcome of the appeal is currently uncertain.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation , some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices. However, at this time, based on their present status and the existence of the reinsurance agreement with ALIC, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

GUARANTY FUNDS

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to contractholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds are immaterial and are ceded to ALIC under reinsurance agreements.

9.   INCOME TAXES

     The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

income tax return. The Company has also entered into a supplemental tax sharing agreement with respect to reinsurance ceded to ALIC to allocate the tax benefits and detriments related to such reinsurance. Effectively, these agreements result in the Company's annual income tax provision being computed as if the Company filed a separate return, as adjusted for the reinsurance ceded to ALIC.

     Prior to July 1, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. On January 27, 1995, to reflect the separation of the Corporation from Sears, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

     The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1996 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or result of operations of the Company.

     The components of the deferred income tax assets and liabilities at December 31, are as follows:

(IN THOUSANDS)                                  2002        2001
                                            ----------   ---------
DEFERRED ASSETS
Difference in tax bases of investments      $    1,195   $       -
Other assets                                        55          55
                                            ----------   ---------
     Total deferred assets                       1,250          55

DEFERRED LIABILITIES
Unrealized net capital gains                    (5,827)     (2,655)
Difference in tax bases of investments               -        (380)
Other liabilities                                  (10)        (10)
                                            ----------   ---------
     Total deferred liabilities                 (5,837)     (3,045)
                                            ----------   ---------
        Net deferred liabilities            $   (4,587)  $  (2,990)
                                            ==========   =========

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved.

     The components of income tax expense for the year ended December 31, are as follows:

(IN THOUSANDS)                                 2002         2001       2000
                                            ----------   ---------   ---------
Current                                     $    4,204   $   3,706   $   2,032
Deferred                                        (1,575)         62       2,189
                                            ----------   ---------   ---------
     Total income tax expense               $    2,629   $   3,768   $   4,221
                                            ==========   =========   =========

     The Company paid income taxes of $8.0 million, $2.8 million and $2.7 million in 2002, 2001 and 2000, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                              2002          2001       2000
                                            ----------   ---------   ---------
Statutory federal income tax rate                 35.0 %      35.0 %      35.0 %
Tax exempt income                                 (0.1)       (0.1)       (0.1)
                                            ----------   ---------   ---------
Effective income tax rate                         34.9 %      34.9 %      34.9 %
                                            ==========   =========   =========

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2002, approximately $340 thousand, will result in federal income taxes payable of $119 thousand if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

10.  STATUTORY FINANCIAL INFORMATION

     The following table reconciles Net income for the year ended December 31, and Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of the Company, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                           NET INCOME                 SHAREHOLDER'S EQUITY
                                               ----------------------------------    ----------------------
(IN THOUSANDS)                                    2002         2001        2000        2002         2001
                                               ---------    ---------   ---------    ---------    ---------
Balance per GAAP                               $   4,908    $   7,024   $   7,878    $ 202,600    $ 191,800
Unrealized gain on fixed income securities             -            -           -      (16,649)      (7,585)
Deferred income taxes                             (1,576)          18       1,370        6,695        5,209
Reserves and non-admitted assets                    (315)         245         446       (2,368)     (16,188)
Other                                                 10          156        (417)       4,600       13,101
                                               ---------    ---------   ---------    ---------    ---------
Balance per statutory accounting practices     $   3,027    $   7,443   $   9,277    $ 194,878    $ 186,337
                                               =========    =========   =========    =========    =========

     The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the State of Nebraska. Effective January 1, 2001, the State of Nebraska required insurance companies domiciled in its state to prepare statutory-basis financial statements in accordance with the National Association of Insurance Commissioner ("NAIC") Accounting Practices and Procedures Manual ("Codification") subject to any deviations prescribed or permitted by the State of Nebraska insurance commissioner.

     Accounting changes adopted to conform to the provisions of Codification are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The Company reported an increase to surplus of $2.0 million effective January 1, 2001 as a result of recognizing a net deferred tax asset.

DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The amount of dividends that can be paid to the shareholder, without approval by the state insurance regulator is limited by specific surplus and net income criteria as provided in the dividend restriction provision of the Nebraska Insurance Holding Company System laws. The maximum amount of dividends that the Company can distribute during 2003 without prior approval of the Nebraska Department of Insurance is $19.2 million.

RISK-BASED CAPITAL

     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December 31, 2002, RBC for the Company was significantly above levels that would require regulatory action.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

11.  OTHER COMPREHENSIVE INCOME

     The components of Other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

(IN THOUSANDS)

UNREALIZED CAPITAL GAINS AND LOSSES:

                                                                       2002
                                                         --------------------------------
                                                                                  After-
                                                          Pretax       Tax         tax
                                                         --------    --------    --------
Unrealized holding gains arising during the period       $  4,980    $ (1,743)   $  3,237
Less: reclassification adjustments                         (4,084)      1,429      (2,655)
                                                         --------    --------    --------
Unrealized net capital gains                                9,064      (3,172)      5,892
                                                         --------    --------    --------
Other comprehensive income                               $  9,064    $ (3,172)   $  5,892
                                                         ========    ========    ========

                                                                       2001
                                                         --------------------------------
                                                                                  After-
                                                          Pretax       Tax         tax
                                                         --------    --------    --------
Unrealized holding gains arising during the period       $  2,984    $ (1,045)   $  1,939
Less: reclassification adjustments                         (1,352)        473        (879)
                                                         --------    --------    --------
Unrealized net capital gains                                4,336      (1,518)      2,818
                                                         --------    --------    --------
Other comprehensive income                               $  4,336    $ (1,518)   $  2,818
                                                         ========    ========    ========

                                                                       2000
                                                         --------------------------------
                                                                                  After-
                                                          Pretax       Tax         tax
                                                         --------    --------    --------
Unrealized holding gains arising during the period       $  4,683    $ (1,639)   $  3,044
Less: reclassification adjustments                            (95)         33         (62)
                                                         --------    --------    --------
Unrealized net capital gains                                4,778      (1,672)      3,106
                                                         --------    --------    --------
Other comprehensive income                               $  4,778    $ (1,672)   $  3,106
                                                         ========    ========    ========

12.  RESTATEMENT OF FINANCIAL STATEMENTS

     Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2001, management of the Company determined that its deferred tax liability was not appropriately recorded.

     The Company completed a validation of its deferred tax accounts in the fourth quarter of 2002 and identified an overstatement of its deferred tax liability of $3.2 million related to periods prior to 1999, primarily related to the difference in the tax bases of net assets previously transferred to ALIC.

     The effect of the restatement was to decrease Deferred income taxes and increase beginning Retained income as of January 1, 2000. Such restatement resulted in changes in Deferred income taxes and Retained income as of December 31, 2001 and 2000.

                          LINCOLN BENEFIT LIFE COMPANY
                            SCHEDULE IV--REINSURANCE

(IN THOUSANDS)

                                                   GROSS                               NET
YEAR ENDED DECEMBER 31, 2002                      AMOUNT            CEDED            AMOUNT
------------------------------------------    --------------    --------------    -------------
Life insurance in force                       $  160,133,109    $  160,133,109    $           -
                                              ==============    ==============    =============

Premiums and contract charges:
    Life and annuities                        $      629,423    $      629,423    $           -
    Accident and health                               60,549            60,549                -
                                              --------------    --------------    -------------
                                              $      689,972    $      689,972    $           -
                                              ==============    ==============    =============

                                                   GROSS                               NET
YEAR ENDED DECEMBER 31, 2001                      AMOUNT            CEDED            AMOUNT
------------------------------------------    --------------    --------------    -------------
Life insurance in force                       $  138,566,651    $  138,566,651    $           -
                                              ==============    ==============    =============

Premiums and contract charges:
    Life and annuities                        $      532,235    $      532,235    $           -
    Accident and health                               40,718            40,718                -
                                              --------------    --------------    -------------
                                              $      572,953    $      572,953    $           -
                                              ==============    ==============    =============

                                                   GROSS                               NET
YEAR ENDED DECEMBER 31, 2000                      AMOUNT            CEDED            AMOUNT
------------------------------------------    --------------    --------------    -------------
Life insurance in force                       $  120,555,954    $  120,555,954    $           -
                                              ==============    ==============    =============

Premiums and contract charges:
    Life and annuities                        $      447,683    $      447,683    $           -
    Accident and health                               22,656            22,656                -
                                              --------------    --------------    -------------
                                              $      470,339    $      470,339    $           -
                                              ==============    ==============    =============


                                   LINCOLN BENEFIT LIFE
                                   VARIABLE ANNUITY
                                   ACCOUNT



                                   FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
                                   AND FOR THE PERIODS ENDED DECEMBER 31, 2002
                                   AND DECEMBER 31, 2001, AND INDEPENDENT
                                   AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Lincoln Benefit Life Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Lincoln Benefit Life Variable Annuity Account (the "Account") as of December 31, 2002, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2002 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Lincoln Benefit Life Variable Annuity Account as of December 31, 2002, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 7, 2003

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                              AIM Variable
                                             Insurance Funds
                                               Sub-Account                      The Alger American Fund Sub-Accounts
                                            ------------------   ------------------------------------------------------------------
                                             AIM V. I. Dent                         Income and       Leveraged          MidCap
                                              Demographics         Growth              Growth         AllCap            Growth
                                            ------------------ ---------------    --------------  --------------   ----------------
ASSETS
Investments at fair value                   $      679,033    $     15,292,744   $   20,203,747   $   12,636,784   $    15,074,032
                                            ---------------   -----------------  ---------------  ---------------  ----------------
    Total assets                            $      679,033    $     15,292,744   $   20,203,747   $   12,636,784   $    15,074,032
                                            ===============   =================  ===============  ===============  ================


NET ASSETS
Accumulation units                          $      669,053    $     15,262,671   $   20,159,873   $   12,632,483   $    15,065,092
Contracts in payout (annuitization) period           9,980              30,073           43,874            4,301             8,940
                                            ---------------   -----------------  ---------------  ---------------  ----------------
    Total net assets                        $      679,033    $     15,292,744   $   20,203,747   $   12,636,784   $    15,074,032
                                            ===============   =================  ===============  ===============  ================

FUND SHARE INFORMATION
    Number of shares                               179,164             620,899        2,790,573          606,081         1,210,766
                                            ===============   =================  ===============  ===============  ================
    Cost                                    $      818,572    $     30,967,846   $   34,112,422   $   23,853,766   $    24,745,393
                                            ===============   =================  ===============  ===============  ================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Fidelity Variable
                                                The Alger                                                           Insurance
                                              American Fund                                                       Products Fund
                                              Sub-Accounts          Federated Insurance Series Sub-Accounts       Sub-Accounts
                                            ------------------ ------------------------------------------------  ---------------
                                                                Federated
                                                               Fund for U.S.    Federated
                                                  Small         Government     High Income     Federated           VIP Asset
                                             Capitalization    Securities II   Bond Fund II  Utility Fund II         Manager
                                            ---------------  ---------------- --------------- ----------------  ----------------
ASSETS
Investments at fair value                   $    6,749,964   $    82,676,447  $   17,044,114  $     8,709,685   $     16,043,904
                                            ---------------  ---------------- --------------- ----------------  ----------------
    Total assets                            $    6,749,964   $    82,676,447  $   17,044,114  $     8,709,685   $     16,043,904
                                            ===============  ================ =============== ================  ================

NET ASSETS
Accumulation units                          $    6,742,512   $    82,646,448  $   17,014,617  $     8,673,321   $    16,011,089
Contracts in payout (annuitization) period           7,452            29,999          29,497           36,364            32,815
                                            ---------------  ---------------- --------------- ----------------  ----------------
    Total net assets                        $    6,749,964   $    82,676,447  $   17,044,114  $     8,709,685   $    16,043,904
                                            ===============  ================ =============== ================  ================

FUND SHARE INFORMATION
    Number of shares                               552,823         6,901,206       2,407,361        1,158,203         1,258,345
                                            ===============  ================ =============== ================  ================
    Cost                                    $    9,335,396   $    78,920,411  $   18,633,347  $    13,866,515   $    19,535,692
                                            ===============  ================ =============== ================  ================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------------------

                                                             Fidelity Variable Insurance Products Fund Sub-Accounts
                                            -----------------------------------------------------------------------------------
                                                               VIP Equity-                                        VIP Money
                                            VIP Contrafund      Income           VIP Growth    VIP Index 500        Market
                                            --------------- ---------------   --------------  ---------------  ----------------
ASSETS
Investments at fair value                   $   47,439,104  $    60,366,109   $   42,976,103  $   49,088,225   $    106,869,738
                                            --------------- ----------------  --------------- ---------------  -----------------
    Total assets                            $   47,439,104  $    60,366,109   $   42,976,103  $   49,088,225   $    106,869,738
                                            =============== ================  =============== ===============  =================

NET ASSETS
Accumulation units                          $   47,421,914  $    60,322,311   $   42,901,051  $   48,993,505   $    106,543,546
Contracts in payout (annuitization) period          17,190           43,798           75,052          94,720            326,192
                                            --------------- ----------------  --------------- ---------------  -----------------
    Total net assets                        $   47,439,104  $    60,366,109   $   42,976,103  $   49,088,225   $    106,869,738
                                            =============== ================  =============== ===============  =================
FUND SHARE INFORMATION
    Number of shares                             2,620,945        3,324,125        1,833,451         491,275        106,869,738
                                            =============== ================  =============== ===============  =================
    Cost                                    $   58,742,113  $    74,747,082   $   72,025,274  $   67,678,133   $    106,869,738
                                            =============== ================  =============== ===============  =================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                             Fidelity Variable                                                   Goldman Sachs
                                                Insurace                                                           Variable
                                             Products Fund            Fidelity Variable Insurance Products      Insurance Trust
                                             Sub-Accounts             Fund (Service Class 2) Sub-Accounts       Sub-Accounts
                                            ---------------    ---------------------------------------------  -----------------
                                                                   VIP         VIP Investment
                                                              Equity-Income     Grade Bond     VIP Overseas       VIT CORE
                                                                (Service        (Service        (Service          Small Cap
                                             VIP Overseas       Class 2)        Class 2)         Class 2)          Equity
                                            --------------  ---------------- --------------- ---------------  ----------------
ASSETS
Investments at fair value                   $    9,229,671  $     3,264,151  $    7,601,195  $      221,567   $     1,969,443
                                            --------------- ---------------- --------------- ---------------  ----------------
    Total assets                            $    9,229,671  $     3,264,151  $    7,601,195  $      221,567   $     1,969,443
                                            =============== ================ =============== ===============  ================

NET ASSETS
Accumulation units                          $    9,196,207  $     3,248,791  $    7,554,878  $      221,567   $     1,969,443
Contracts in payout (annuitization) period          33,464           15,360          46,317               -                 -
                                            --------------- ---------------- --------------- ---------------  ----------------
    Total net assets                        $    9,229,671  $     3,264,151  $    7,601,195  $      221,567   $     1,969,443
                                            =============== ================ =============== ===============  ================

FUND SHARE INFORMATION
    Number of shares                               840,589          181,342         560,147          20,327           214,303
                                            =============== ================ =============== ===============  ================
    Cost                                    $   13,343,991  $     3,503,610  $    7,270,083  $      252,931   $     2,276,406
                                            =============== ================ =============== ===============  ================




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------


                                              Goldman Sachs
                                                Variable       J.P. Morgan
                                             Insurance Trust  Series Trust II
                                              Sub-Accounts     Sub-Account           Janus Aspen Series Sub-Accounts
                                           ----------------- ---------------- ------------------------------------------------
                                           VIT International                     Aggressive                      Flexible
                                                Equity         Small Company       Growth        Balanced        Income
                                           ----------------- ---------------- --------------- --------------- ----------------
ASSETS
Investments at fair value                  $      2,395,161  $     2,678,460  $   25,068,885  $   75,388,059  $     30,197,805
                                           ----------------- ---------------- --------------- --------------- ----------------
    Total assets                           $      2,395,161  $     2,678,460  $   25,068,885  $   75,388,059  $     30,197,805
                                           ================= ================ =============== =============== ================


NET ASSETS
Accumulation units                         $      2,395,161  $     2,678,460  $   25,061,248  $   75,182,747  $    30,178,257
Contracts in payout (annuitization) period                -                -           7,637         205,312           19,548
                                           ----------------- ---------------- --------------- --------------- ----------------
    Total net assets                       $      2,395,161  $     2,678,460  $   25,068,885  $   75,388,059  $    30,197,805
                                           ================= ================ =============== =============== ================

FUND SHARE INFORMATION
    Number of shares                                330,367          259,039       1,582,632       3,661,392        2,455,106
                                           ================= ================ =============== =============== ================
    Cost                                   $      3,663,003  $     3,564,318  $   58,064,719  $   84,456,195  $    29,341,732
                                           ================= ================ =============== =============== ================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                      Lazard
                                                                                                                     Retirement
                                                    Janus Aspen Series               Janus Aspen Series              Series, Inc.
                                                       Sub-Accounts              (Service Shares) Sub-Accounts       Sub-Accounts
                                            ---------------------------------- ---------------------------------  ------------------
                                                                               Global Value        Worldwide
                                                               Worldwide         (Service        Growth (Service      Emerging
                                               Growth            Growth           Shares)           Shares)           Markets
                                            ---------------- ----------------- ----------------  ---------------- -----------------
ASSETS
Investments at fair value                   $    47,542,855  $     60,043,348  $     2,448,252   $     1,571,507  $       1,236,556
                                            ---------------- ----------------- ----------------  ---------------- -----------------
    Total assets                            $    47,542,855  $     60,043,348  $     2,448,252   $     1,571,507  $       1,236,556
                                            ================ ================= ================  ================ =================



NET ASSETS
Accumulation units                          $    47,522,120  $     60,027,189  $     2,448,252   $     1,571,507  $      1,236,556
Contracts in payout (annuitization) period           20,735            16,159                -                 -                 -
                                            ---------------- ----------------- ----------------  ---------------- -----------------
    Total net assets                        $    47,542,855  $     60,043,348  $     2,448,252   $     1,571,507  $      1,236,556
                                            ================ ================= ================  ================ =================


FUND SHARE INFORMATION
    Number of shares                              3,254,131         2,852,416          271,425            75,012           176,148
                                            ================ ================= ================  ================ =================
    Cost                                    $    83,115,019  $     89,734,596  $     2,666,211   $     1,803,715  $      1,393,742
                                            ================ ================= ================  ================ =================




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                               Lazard
                                              Retirement
                                             Series, Inc.
                                             Sub-Accounts                       LSA Variable Series Trust Sub-Accounts
                                            ---------------    ----------------------------------------------------------------
                                                                  LSA
                                             International     Aggressive                        LSA Basic        LSA Blue
                                                Equity          Growth         LSA Balanced        Value            Chip
                                            --------------- ----------------  -------------- ---------------   ---------------
ASSETS
Investments at fair value                   $    1,556,907  $       491,240   $    9,209,056  $    5,295,957   $     2,687,200
                                            --------------- ----------------  --------------- ---------------  ----------------
    Total assets                            $    1,556,907  $       491,240   $    9,209,056  $    5,295,957   $     2,687,200
                                            =============== ================  =============== ===============  ================

NET ASSETS
Accumulation units                          $    1,556,907  $       491,240   $    9,174,961  $    5,293,323   $     2,687,200
Contracts in payout (annuitization) period               -                -           34,095           2,634                 -
                                            --------------- ----------------  --------------- ---------------  ----------------
    Total net assets                        $    1,556,907  $       491,240   $    9,209,056  $    5,295,957   $     2,687,200
                                            =============== ================  =============== ===============  ================

FUND SHARE INFORMATION
    Number of shares                               191,974           76,637        1,148,261         702,382           378,479
                                            =============== ================  =============== ===============  ================
    Cost                                    $    2,006,180  $       569,023   $   10,604,447  $    5,859,233   $     3,084,723
                                            =============== ================  =============== ===============  ================




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                     LSA Variable Series Trust Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                  LSA               LSA
                                                LSA Capital    Disciplined       Diversified     LSA Emerging       LSA Focused
                                               Appreciation      Equity            Mid Cap       Growth Equity         Equity
                                            ---------------- ----------------- ---------------- ----------------  -----------------
ASSETS
Investments at fair value                   $     1,094,640  $      4,356,950  $     2,797,278  $     1,848,027   $      2,511,616
                                            ---------------- ----------------- ---------------- ----------------  -----------------
    Total assets                            $     1,094,640  $      4,356,950  $     2,797,278  $     1,848,027   $      2,511,616
                                            ================ ================= ================ ================  =================


NET ASSETS
Accumulation units                          $     1,094,640  $      4,356,950  $     2,797,278  $     1,848,027   $      2,511,616
Contracts in payout (annuitization) period                -                 -                -                -                  -
                                            ---------------- ----------------- ---------------- ----------------  -----------------
    Total net assets                        $     1,094,640  $      4,356,950  $     2,797,278  $     1,848,027   $      2,511,616
                                            ================ ================= ================ ================  =================


FUND SHARE INFORMATION
    Number of shares                                155,932           681,839          345,343          390,703            415,143
                                            ================ ================= ================ ================  =================
    Cost                                    $     1,221,449  $      5,600,854  $     3,098,766  $     3,869,589   $      3,869,676
                                            ================ ================= ================ ================  =================


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        MFS Variable Insurance
                                                    LSA Variable Series Trust Sub-Accounts               Trust Sub-Accounts
                                            --------------------------------------------------- ------------------------------------

                                                                                                MFS Emerging
                                                 LSA          LSA Mid Cap        LSA Value         Growth         MFS Investors
                                             Growth Equity       Value            Equity           Series         Trust Series
                                            ---------------- ----------------- ---------------- ---------------- -----------------
ASSETS
Investments at fair value                   $     4,599,369  $      5,354,192  $     6,520,490  $     4,610,542  $      4,924,483
                                            ---------------- ----------------- ---------------- ---------------- -----------------
    Total assets                            $     4,599,369  $      5,354,192  $     6,520,490  $     4,610,542  $      4,924,483
                                            ================ ================= ================ ================ =================

NET ASSETS
Accumulation units                          $     4,599,369  $      5,354,192  $     6,520,490  $     4,601,592  $      4,924,483
Contracts in payout (annuitization) period                -                 -                -            8,950                 -
                                            ---------------- ----------------- ---------------- ---------------- -----------------

    Total net assets                        $     4,599,369  $      5,354,192  $     6,520,490  $     4,610,542  $      4,924,483
                                            ================ ================= ================ ================ =================

FUND SHARE INFORMATION
    Number of shares                                665,611           543,573          790,362          387,115           365,589
                                            ================ ================= ================ ================ =================
    Cost                                    $     6,063,758  $      5,512,719  $     7,988,829  $     9,760,068  $      6,793,250
                                            ================ ================= ================ ================ =================




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      MFS Variable Insurance Trust
                                                MFS Variable Insurance Trust Sub-Accounts             (Service Class) Sub-Accounts
                                              -------------------------------------------------    --------------------------------
                                                                                                        MFS
                                                MFS New                                             New Discovery    MFS Utilities
                                               Discovery       MFS Research       MFS Total        Series (Service  Series (Service
                                                Series            Series        Return Series          Class)           Class)
                                             ---------------- ----------------- ----------------  ---------------- -----------------
 ASSETS
 Investments at fair value                   $     6,737,270  $      3,589,682  $    16,502,433   $     1,592,876  $        766,474
                                             ---------------- ----------------- ----------------  ---------------- -----------------
     Total assets                            $     6,737,270  $      3,589,682  $    16,502,433   $     1,592,876  $        766,474
                                             ================ ================= ================  ================ =================


 NET ASSETS
 Accumulation units                          $     6,732,809  $      3,589,682  $    16,400,507   $     1,592,876  $        750,562
 Contracts in payout (annuitization) period            4,461                 -          101,926                 -            15,912
                                             ---------------- ----------------- ----------------  ---------------- -----------------
     Total net assets                        $     6,737,270  $      3,589,682  $    16,502,433   $     1,592,876  $        766,474
                                             ================ ================= ================  ================ =================


 FUND SHARE INFORMATION
     Number of shares                                645,332           332,995          962,802           153,456            63,980
                                             ================ ================= ================  ================ =================
     Cost                                    $     8,963,033  $      5,947,890  $    17,582,107   $     1,829,896  $        794,938
                                             ================ ================= ================  ================ =================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                               Oppenheimer Variable   Panorama
                                                                                                  Account Funds      Series Fund,
                                                                                                 (Service Class     Inc. (Service
                                                                                                    ("SC"))        Class ("SC"))
                                                   OCC Accumulation Trust Sub-Accounts            Sub-Account       Sub-Account
                                             -------------------------------------------------- ---------------- -----------------
                                                                                                   Oppenheimer
                                                                     OCC                           Main Street      Oppenheimer
                                                                 Science and                        Small Cap      International
                                                 OCC Equity      Technology      OCC Small Cap     Growth (SC)      Growth (SC)
                                            ---------------- ----------------- ---------------- ---------------- -----------------
ASSETS
Investments at fair value                   $     2,537,702  $        793,133  $     4,950,828  $     4,398,189  $        499,846
                                            ---------------- ----------------- ---------------- ---------------- -----------------
    Total assets                            $     2,537,702  $        793,133  $     4,950,828  $     4,398,189  $        499,846
                                            ================ ================= ================ ================ =================


NET ASSETS
Accumulation units                          $     2,537,702  $        793,133  $     4,950,828  $     4,398,189  $        499,846
Contracts in payout (annuitization) period                -                 -                -                -                 -
                                            ---------------- ----------------- ---------------- ---------------- -----------------
    Total net assets                        $     2,537,702  $        793,133  $     4,950,828  $     4,398,189  $        499,846
                                            ================ ================= ================ ================ =================

FUND SHARE INFORMATION
    Number of shares                                 99,013           660,945          230,057          473,433           617,094
                                            ================ ================= ================ ================ =================
    Cost                                    $     3,156,912  $      1,100,589  $     6,002,753  $     4,722,986  $        603,912
                                            ================ ================= ================ ================ =================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Putnam Variable
                                                                                                                      Trust
                                                           PIMCO Variable Insurance Trust Sub-Accounts              Sub-Accounts
                                            --------------------------------------------------------------------- -----------------
                                                                                                    StocksPLUS
                                                                                                    Growth and        VT High
                                              Foreign Bond      Money Market     Total Return         Income           Yield
                                            ---------------- ----------------- ----------------  ---------------- -----------------
ASSETS
Investments at fair value                   $     4,132,587  $     25,842,377  $    44,468,190   $     3,544,425  $      1,649,206
                                            ---------------- ----------------- ----------------  ---------------- -----------------
    Total assets                            $     4,132,587  $     25,842,377  $    44,468,190   $     3,544,425  $      1,649,206
                                            ================ ================= ================  ================ =================


NET ASSETS
Accumulation units                          $     4,132,587  $     25,798,783  $    44,426,150   $     3,544,425  $      1,649,206
Contracts in payout (annuitization) period                -            43,594           42,040                 -                 -
                                            ---------------- ----------------- ----------------  ---------------- -----------------
    Total net assets                        $     4,132,587  $     25,842,377  $    44,468,190   $     3,544,425  $      1,649,206
                                            ================ ================= ================  ================ =================


FUND SHARE INFORMATION
    Number of shares                                410,386        25,842,377        4,346,842           488,886           233,930
                                            ================ ================= ================  ================ =================
    Cost                                    $     4,040,806  $     25,842,377  $    43,753,722   $     4,555,940  $      1,664,449
                                            ================ ================= ================  ================ =================




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                                                               Salomon Brothers
                                           Putnam Variable   Rydex Variable    Variable Series
                                                Trust            Trust             Funds             Scudder Variable Series I
                                            Sub-Accounts      Sub-Account       Sub-Account                 Sub-Accounts
                                           ----------------- ----------------- ---------------- -----------------------------------
                                           VT International
                                             Growth and
                                               Income          Rydex OTC          Capital         Balanced             Bond
                                           ----------------- ----------------- ---------------- ----------------  -----------------
ASSETS
Investments at fair value                  $      1,374,460  $      1,008,017  $     6,170,439  $    17,978,968   $     20,534,152
                                           ----------------- ----------------- ---------------- ----------------  -----------------
    Total assets                           $      1,374,460  $      1,008,017  $     6,170,439  $    17,978,968   $     20,534,152
                                           ================= ================= ================ ================  =================


NET ASSETS
Accumulation units                         $      1,374,460  $      1,008,017  $     6,170,439  $    17,949,308   $     20,408,629
Contracts in payout (annuitization) period                -                 -                -           29,660            125,523
                                           ----------------- ----------------- ---------------- ----------------  -----------------
    Total net assets                       $      1,374,460  $      1,008,017  $     6,170,439  $    17,978,968   $     20,534,152
                                           ================= ================= ================ ================  =================



FUND SHARE INFORMATION
    Number of shares                                164,606           111,383          547,996        1,849,688          2,941,856
                                           ================= ================= ================ ================  =================
    Cost                                   $      1,441,860  $       1,220,282 $     7,686,429  $    23,208,062   $     19,952,628
                                           ================= ================= ================ ================  =================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                       STI Classic Variable
                                                    Scudder Variable Series I Sub-Accounts              Trust Sub-Accounts
                                            --------------------------------------------------   ---------------------------------
                                               Global          Growth and                         STI Capital    STI International
                                              Discovery          Income         International     Appreciation         Equity
                                            ---------------- ----------------  ---------------- ---------------- -----------------
ASSETS
Investments at fair value                    $    3,268,336  $      2,703,767  $     1,894,557  $    1,219,482   $        225,730
                                            ---------------- ----------------- ---------------- ---------------- -----------------
    Total assets                             $    3,268,336  $      2,703,767  $     1,894,557  $     1,219,482  $        225,730
                                            ================ ================= ================ ================ =================


NET ASSETS
Accumulation units                           $    3,268,336  $      2,703,767  $     1,894,557  $     1,219,482  $        225,730
Contracts in payout (annuitization) period                -                 -                -                -                 -
                                            ---------------- ----------------- ---------------- ---------------- -----------------
    Total net assets                         $    3,268,336  $      2,703,767  $     1,894,557  $     1,219,482  $        225,730
                                            ================ ================= ================ ================ =================


FUND SHARE INFORMATION
    Number of shares                                468,915           398,786          290,576           93,734            32,620
                                            ================ ================= ================ ================ =================
    Cost                                     $    4,330,257  $      3,717,683  $     2,627,067  $     1,480,871  $        267,433
                                            ================ ================= ================ ================ =================


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------


                                                                   Strong        Strong Variable
                                               STI Classic      Opportunity         Insurance
                                             Variable Trust    Fund II, Inc.       Funds, Inc.           T. Rowe Price Equity
                                              Sub-Accounts      Sub-Account        Sub-Account          Series, Inc. Sub-Accounts
                                             ----------------- ----------------- ---------------- ---------------------------------
                                                                                                                     T. Rowe Price
                                                STI Value       Opportunity      Mid Cap Growth    T. Rowe Price       Mid-Cap
                                              Income Stock        Fund II            Fund II       Equity Income        Growth
                                             ----------------- ----------------- ---------------- ---------------- -----------------
ASSETS
Investments at fair value                    $      1,864,154  $     11,659,573  $     4,578,343  $    16,769,953  $     12,237,729
                                             ----------------- ----------------- ---------------- ---------------- -----------------
    Total assets                             $      1,864,154  $     11,659,573  $     4,578,343  $    16,769,953  $     12,237,729
                                             ================= ================= ================ ================ =================

NET ASSETS
Accumulation units                           $      1,864,154  $     11,643,968  $     4,571,048  $    16,741,588  $     12,232,267
Contracts in payout (annuitization) period                  -            15,605            7,295           28,365             5,462
                                             ----------------- ----------------- ---------------- ---------------- -----------------
    Total net assets                         $      1,864,154  $     11,659,573  $     4,578,343  $    16,769,953  $     12,237,729
                                             ================= ================= ================ ================ =================

FUND SHARE INFORMATION
    Number of shares                                  179,418           840,632          447,541        1,025,058           851,024
                                             ================= ================= ================ ================ =================
    Cost                                     $      2,153,375  $     16,269,835  $     9,022,618  $    19,151,085  $     14,229,764
                                             ================= ================= ================ ================ =================


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------


                                              T. Rowe        T. Rowe Price
                                           Price Equity     International
                                           Series, Inc.       Series, Inc.
                                           Sub-Accounts       Sub-Account        The Universal Institutional Funds Sub-Accounts
                                           ---------------- ------------------ ----------------------------------------------------
                                                                                                  Van Kampen
                                           T. Rowe Price     T. Rowe Price      Van Kampen            UIF           Van Kampen
                                            New America      International          UIF             Mid Cap        UIF Mid Cap
                                              Growth             Stock          High Yield          Growth            Value
                                           ---------------- ------------------ ----------------  ---------------- -----------------
ASSETS
Investments at fair value                  $     2,660,877  $       2,549,440  $     2,361,354   $     2,605,325  $      4,036,798
                                           ---------------- ------------------ ----------------  ---------------- -----------------
    Total assets                           $     2,660,877  $       2,549,440  $     2,361,354   $     2,605,325  $      4,036,798
                                           ================ ================== ================  ================ =================


NET ASSETS
Accumulation units                         $     2,660,877  $       2,549,440  $     2,333,204   $     2,605,325  $      4,036,798
Contracts in payout (annuitization) period               -                  -           28,150                 -                 -
                                           ---------------- ------------------ ----------------  ---------------- -----------------
    Total net assets                       $     2,660,877  $       2,549,440  $     2,361,354   $     2,605,325  $      4,036,798
                                           ================ ================== ================  ================ =================

FUND SHARE INFORMATION
    Number of shares                               204,840            275,317          418,680           433,498           385,191
                                           ================ ================== ================  ================ =================
    Cost                                   $     3,373,107  $       3,206,449  $     2,906,579   $     4,436,855  $      5,286,038
                                           ================ ================== ================  ================ =================



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2002
----------------------------------------------------------------------------------


                                                              Van Kampen
                                                            Life Investment
                                                           Trust (Class II)
                                                              Sub-Account
                                                           ------------------
                                                              LIT Growth
                                                              and Income
                                                              (Class II)
                                                           ------------------
ASSETS

Investments at fair value                                  $       4,772,507
                                                           ------------------
    Total assets                                           $       4,772,507
                                                           ==================

NET ASSETS
Accumulation units                                         $       4,772,507
Contracts in payout (annuitization) period                                 -
                                                           ------------------
    Total net assets                                       $       4,772,507
                                                           ==================

FUND SHARE INFORMATION

    Number of shares                                                 354,833
                                                           ==================
    Cost                                                   $       5,020,662
                                                           ==================





See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------------------------

                                               AIM Variable
                                              Insurance Funds
                                                Sub-Account                    The Alger American Fund Sub-Accounts
                                              -----------------   --------------------------------------------------------------

                                              AIM V. I. Dent                     Income and       Leveraged          MidCap
                                               Demographics       Growth           Growth           AllCap           Growth
                                              --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                     $            -   $        8,793   $      176,104   $        1,377   $            -
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (6,104)        (268,238)        (338,321)        (221,364)        (247,198)
   Administrative expense                               (413)         (23,572)         (29,576)         (18,695)         (22,032)
                                              --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                    (6,517)        (283,017)        (191,793)        (238,682)        (269,230)
                                              --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                               126,044        7,705,266        8,686,107       10,052,294       11,456,564
   Cost of investments sold                          148,648       13,221,242       13,197,982       15,726,594       16,653,777
                                              --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares         (22,604)      (5,515,976)      (4,511,875)      (5,674,300)      (5,197,213)

Realized gain distributions                                -                -                -                -                -
                                              --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                    (22,604)      (5,515,976)      (4,511,875)      (5,674,300)      (5,197,213)

Change in unrealized gains (losses)                 (144,254)      (3,176,884)      (6,047,512)      (1,499,383)      (1,734,845)
                                              --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                  (166,858)      (8,692,860)     (10,559,387)      (7,173,683)      (6,932,058)
                                              --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                            $     (173,375)  $   (8,975,877)  $  (10,751,180)  $   (7,412,365)  $   (7,201,288)
                                              ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Fidelity Variable
                                               The Alger                                                          Insurance
                                             American Fund                                                    Products Fund
                                             Sub-Accounts         Federated Insurance Series Sub-Accounts       Sub-Accounts
                                             -------------   -----------------------------------------------   --------------
                                                                Federated
                                                               Fund for U.S.     Federated
                                                Small           Government      High Income      Federated         VIP Asset
                                             Capitalization    Securities II    Bond Fund II   Utility Fund II      Manager
                                             --------------   --------------   --------------  ---------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $            -   $    2,185,407   $    2,226,135  $       634,969   $      738,312
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                      (111,779)        (840,437)        (234,094)        (136,073)        (226,549)
   Administrative expense                            (9,763)         (80,709)         (23,263)         (13,556)         (23,897)
                                             --------------   --------------   --------------  ---------------   --------------

      Net investment income (loss)                 (121,542)       1,264,261        1,968,778          485,340          487,866
                                             --------------   --------------   --------------  ---------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           18,619,623       36,708,108       35,906,628        4,753,022        5,428,576
   Cost of investments sold                      23,289,016       35,768,433       38,558,916        7,220,130        6,708,905
                                             --------------   --------------   --------------  ---------------   --------------

      Realized gains (losses) on fund shares     (4,669,393)         939,675       (2,652,288)      (2,467,108)      (1,280,329)

Realized gain distributions                               -                -                -                -                -
                                             --------------   --------------   --------------  ---------------   --------------
      Net realized gains (losses)                (4,669,393)         939,675       (2,652,288)      (2,467,108)      (1,280,329)

Change in unrealized gains (losses)               1,635,108        2,540,523          806,114       (1,416,952)      (1,262,094)
                                             --------------   --------------   --------------  ---------------   --------------
      Net realized and unrealized gains
           (losses) on investments               (3,034,285)       3,480,198       (1,846,174)      (3,884,060)      (2,542,423)
                                             --------------   --------------   --------------  ---------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                           $   (3,155,827)  $    4,744,459   $      122,604  $    (3,398,720)  $   (2,054,557)
                                             ==============   ==============   ==============  ===============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------------------

                                                            Fidelity Variable Insurance Products Fund Sub-Accounts
                                              ---------------------------------------------------------------------------------

                                                                VIP Equity-                                        VIP Money
                                              VIP Contrafund      Income         VIP Growth      VIP Index 500       Market
                                              --------------   -------------    -------------    -------------    -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                     $      424,987   $   1,329,811    $     155,974    $     813,915    $   1,918,780
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                       (651,544)       (935,623)        (718,632)        (763,580)      (1,437,433)
   Administrative expense                            (64,312)        (97,830)         (74,668)         (67,300)        (130,987)
                                              --------------   -------------    -------------    -------------    -------------

      Net investment income (loss)                  (290,869)        296,358         (637,326)         (16,965)         350,360
                                              --------------   -------------    -------------    -------------    -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                            15,787,243      35,556,474       21,223,388       21,259,992      858,199,714
   Cost of investments sold                       19,078,063      39,849,696       31,707,103       27,664,666      858,199,714
                                              --------------   -------------    -------------    -------------    -------------

      Realized gains (losses) on fund shares      (3,290,820)     (4,293,222)     (10,483,715)      (6,404,674)               -

Realized gain distributions                                -       1,810,020                -                -                -
                                              --------------   -------------    -------------    -------------    -------------

      Net realized gains (losses)                 (3,290,820)     (2,483,202)     (10,483,715)      (6,404,674)               -

Change in unrealized gains (losses)               (2,401,825)    (13,622,314)     (11,220,742)      (9,953,047)               -
                                              --------------   -------------    -------------    -------------    -------------

      Net realized and unrealized gains
           (losses) on investments                (5,692,645)    (16,105,516)     (21,704,457)     (16,357,721)               -
                                              --------------   -------------    -------------    -------------    -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                            $   (5,983,514)  $ (15,809,158)   $ (22,341,783)   $ (16,374,686)   $     350,360
                                              ==============   =============    =============    =============    =============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------

                                          Fidelity Variable                                                    Goldman Sachs
                                             Insurance                                                           Variable
                                           Products Fund         Fidelity Variable Insurance Products         Insurance Trust
                                           Sub-Accounts           Fund (Service Class 2) Sub-Accounts           Sub-Accounts
                                           -------------   ------------------------------------------------   ---------------
                                                                VIP          VIP Investment
                                                            Equity-Income     Grade Bond     VIP Overseas        VIT CORE
                                                              (Service         (Service        (Service          Small Cap
                                            VIP Overseas      Class 2)          Class 2)        Class 2)           Equity
                                           --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                  $       86,732   $        4,684   $       23,443   $           77   $        5,836
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                    (161,493)         (24,085)         (41,609)          (1,907)         (26,747)
   Administrative expense                         (16,679)          (1,651)          (2,923)            (129)          (1,978)
                                           --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                (91,440)         (21,052)         (21,089)          (1,959)         (22,889)
                                           --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                        126,693,009          452,361        1,313,528        2,120,058          778,573
   Cost of investments sold                   130,230,224          501,219        1,304,762        2,077,063          808,327
                                           --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund share    (3,537,215)         (48,858)           8,766           42,995          (29,754)

Realized gain distributions                             -            6,750                -                -                -
                                           --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)              (3,537,215)         (42,108)           8,766           42,995          (29,754)

Change in unrealized gains (losses)             1,243,466         (246,105)         332,323          (31,367)        (376,668)
                                           --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments             (2,293,749)        (288,213)         341,089           11,628         (406,422)
                                           --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                         $   (2,385,189)  $     (309,265)  $      320,000   $        9,669   $     (429,311)
                                           ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                              Goldman Sachs
                                                 Variable       J.P. Morgan
                                             Insurance Trust   Series Trust II
                                               Sub-Accounts      Sub-Account              Janus Aspen Series Sub-Accounts
                                             ---------------   --------------   ---------------------------------------------------


                                             VIT International     Small          Aggressive                            Flexible
                                                   Equity         Company           Growth           Balanced            Income
                                             ---------------   --------------   ---------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $        29,139   $        4,771   $             -   $     1,999,430   $     1,195,333
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                        (35,741)         (34,534)         (429,351)       (1,054,499)         (300,796)
   Administrative expense                             (2,622)          (2,552)          (42,368)         (100,504)          (28,922)
                                             ---------------   --------------   ---------------   ---------------   ---------------

      Net investment income (loss)                    (9,224)         (32,315)         (471,719)          844,427           865,615
                                             ---------------   --------------   ---------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                               582,554          249,820        25,958,826        21,792,306        11,290,753
   Cost of investments sold                          833,620          314,854        44,821,159        23,399,399        11,189,246
                                             ---------------   --------------   ---------------   ---------------   ---------------

      Realized gains (losses) on fund shares        (251,066)         (65,034)      (18,862,333)       (1,607,093)          101,507

Realized gain distributions                                -                -                 -                 -                 -
                                             ---------------   --------------   ---------------   ---------------   ---------------

      Net realized gains (losses)                   (251,066)         (65,034)      (18,862,333)       (1,607,093)          101,507

Change in unrealized gains (losses)                 (321,015)        (594,503)        6,544,032        (6,232,390)        1,099,337
                                             ---------------   --------------   ---------------   ---------------   ---------------

      Net realized and unrealized gains
           (losses) on investments                  (572,081)        (659,537)      (12,318,301)       (7,839,483)        1,200,844
                                             ---------------   --------------   ---------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                           $      (581,305)  $     (691,852)  $   (12,790,020)  $    (6,995,056)  $     2,066,459
                                             ===============   ==============   ===============   ===============   ===============



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Lazard
                                                                                                                    Retirement
                                                         Janus Aspen                  Janus Aspen Series           Series, Inc.
                                                     Series Sub-Accounts         (Service Shares) Sub-Accounts     Sub-Accounts
                                               -------------------------------   -------------------------------   --------------

                                                                                 Global Value      Worldwide
                                                                  Worldwide        (Service      Growth (Service      Emerging
                                                   Growth           Growth          Shares)          Shares)           Markets
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $      700,180   $        8,061   $        8,178   $        7,325
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                        (847,231)      (1,046,433)         (16,231)         (13,629)         (15,505)
   Administrative expense                             (84,211)        (105,346)          (1,368)            (932)          (1,127)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                   (931,442)        (451,599)          (9,538)          (6,383)          (9,307)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                             26,067,858       92,571,758        1,808,326          673,816          414,802
   Cost of investments sold                        39,311,735      107,187,542        1,956,547          695,689          453,673
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares      (13,243,877)     (14,615,784)        (148,221)         (21,873)         (38,871)

Realized gain distributions                                 -                -            2,501                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                 (13,243,877)     (14,615,784)        (145,720)         (21,873)         (38,871)

Change in unrealized gains (losses)                (7,904,847)     (11,121,490)        (218,218)        (246,414)         (14,074)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                (21,148,724)     (25,737,274)        (363,938)        (268,287)         (52,945)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $  (22,080,166)  $  (26,188,873)  $     (373,476)  $     (274,670)  $      (62,252)
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------------

                                                  Lazard
                                                Retirement
                                               Series, Inc.
                                               Sub-Accounts            LSA Variable Series Trust Sub-Accounts
                                               -------------- -----------------------------------------------------------

                                                                   LSA
                                                International    Aggressive                   LSA Basic       LSA Blue
                                                   Equity          Growth     LSA Balanced       Value          Chip
                                               -------------- -------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $        1,389  $           - $       76,947 $            - $            -
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (21,567)        (4,177)       (94,469)       (39,079)       (21,657)
   Administrative expense                              (1,576)          (276)        (6,833)        (2,964)        (1,502)
                                               -------------- -------------- -------------- -------------- --------------

      Net investment income (loss)                    (21,754)        (4,453)       (24,355)       (42,043)       (23,159)
                                               -------------- -------------- -------------- -------------- --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                                432,897        561,824      1,946,441      1,785,919        347,587
   Cost of investments sold                           551,351        578,753      2,303,214      2,024,568        379,317
                                               -------------- -------------- -------------- -------------- --------------

      Realized gains (losses) on fund shares         (118,454)       (16,929)      (356,773)      (238,649)       (31,730)

Realized gain distributions                                 -              -         49,014              -              -
                                               -------------- -------------- -------------- -------------- --------------

      Net realized gains (losses)                    (118,454)       (16,929)      (307,759)      (238,649)       (31,730)

Change in unrealized gains (losses)                   (72,765)       (83,844)    (1,060,899)      (589,976)      (398,541)
                                               -------------- -------------- -------------- -------------- --------------

      Net realized and unrealized gains
           (losses) on investments                   (191,219)      (100,773)    (1,368,658)      (828,625)      (430,271)
                                               -------------- -------------- -------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $     (212,973)$     (105,226)$   (1,393,013)$     (870,668)$     (453,430)
                                               ============== ============== ============== ============== ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------------

                                                                     LSA Variable Series Trust Sub-Accounts
                                               -----------------------------------------------------------------------------------

                                                                      LSA             LSA
                                                LSA Capital       Disciplined     Diversified     LSA Emerging       LSA Focused
                                                Appreciation       Equity           Mid Cap       Growth Equity        Equity
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                        $          -   $       20,881   $        2,563     $          -     $          -
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                          (7,781)         (48,387)         (21,349)         (26,933)         (36,860)
   Administrative expense                                (532)          (3,461)          (1,513)          (1,976)          (2,697)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                     (8,313)         (30,967)         (20,299)         (28,909)         (39,557)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                                175,564          885,463          785,809          784,412          887,700
   Cost of investments sold                           209,674        1,128,169          836,670        1,183,290        1,257,455
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares          (34,110)        (242,706)         (50,861)        (398,878)        (369,755)

Realized gain distributions                                 -                -                -                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                     (34,110)        (242,706)         (50,861)        (398,878)        (369,755)

Change in unrealized gains (losses)                  (133,699)        (803,073)        (319,449)        (727,420)        (617,844)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                   (167,809)      (1,045,779)        (370,310)      (1,126,298)        (987,599)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $     (176,122)  $   (1,076,746)  $     (390,609)  $   (1,155,207)  $   (1,027,156)
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                       MFS Variable Insurance
                                                    LSA Variable Series Trust Sub-Accounts               Trust Sub-Accounts
                                               ------------------------------------------------   -------------------------------

                                                                                                   MFS Emerging
                                                 LSA Growth       LSA Mid Cap      LSA Value          Growth       MFS Investors
                                                 Equity (a)         Value           Equity            Series        Trust Series
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $        1,731   $       10,873   $            -   $            -   $       31,848
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (57,969)         (31,932)         (74,765)         (85,259)         (74,310)
   Administrative expense                              (4,153)          (2,565)          (5,484)          (6,331)          (5,693)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                    (60,391)         (23,624)         (80,249)         (91,590)         (48,155)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              1,856,141        1,644,396        1,141,187        2,204,501        1,707,947
   Cost of investments sold                         2,292,515        1,751,245        1,417,136        4,243,564        2,243,288
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares         (436,374)        (106,849)        (275,949)      (2,039,063)        (535,341)

Realized gain distributions                                 -                -                -                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                    (436,374)        (106,849)        (275,949)      (2,039,063)        (535,341)

Change in unrealized gains (losses)                  (770,648)        (164,916)      (1,157,467)        (801,659)        (891,804)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                 (1,207,022)        (271,765)      (1,433,416)      (2,840,722)      (1,427,145)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $   (1,267,413)  $     (295,389)  $   (1,513,665)  $   (2,932,312)  $   (1,475,300)
                                               ==============   ==============   ==============   ==============   ==============

(a) Previously known as LSA International Growth Equity


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------------

                                                              MFS Variable Insurance                 MFS Variable Insurance Trust
                                                               Trust Sub-Accounts                   (Service Class) Sub-Accounts
                                                -----------------------------------------------    -------------------------------
                                                                                                       MFS
                                                   MFS New                                        New Discovery      MFS Utilities
                                                  Discovery       MFS Research      MFS Total      Series (Service Series (Service
                                                   Series            Series       Return Series      Class)            Class)
                                               --------------   --------------   --------------    --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $       12,006   $      269,420   $            -   $        5,485
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                        (114,645)         (57,382)        (207,715)         (12,444)          (6,487)
   Administrative expense                              (8,586)          (4,355)         (15,999)            (863)            (426)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                   (123,231)         (49,731)          45,706          (13,307)          (1,428)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                             10,876,850        1,136,928        6,358,099          213,422          808,661
   Cost of investments sold                        12,669,472        1,744,683        6,824,657          243,158          843,091
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares       (1,792,622)        (607,755)        (466,558)         (29,736)         (34,430)

Realized gain distributions                                 -                -          213,607                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                  (1,792,622)        (607,755)        (252,951)         (29,736)         (34,430)

Change in unrealized gains (losses)                (1,865,599)        (684,906)      (1,114,473)        (266,640)         (27,432)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                 (3,658,221)      (1,292,661)      (1,367,424)        (296,376)         (61,862)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $   (3,781,452)  $   (1,342,392)  $   (1,321,718)  $     (309,683)  $      (63,290)
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Oppenheimer       Panorama
                                                                                                 Variable Account   Series Fund,
                                                                                                  Funds (Service   Inc. (Service
                                                                                                  Class ("SC"))    Class ("SC"))
                                                      OCC Accumulation Trust Sub-Accounts          Sub-Account     Sub-Account
                                               ------------------------------------------------   -------------   -------------
                                                                                                    Oppenheimer
                                                                      OCC                           Main Street     Oppenheimer
                                                                  Science and                        Small Cap     International
                                                  OCC Equity      Technology     OCC Small Cap      Growth (SC)      Growth (SC)
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $       16,600   $            -   $        1,449   $            -   $          713
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (33,602)         (11,455)         (54,005)         (25,496)          (5,226)
   Administrative expense                              (2,435)            (797)          (4,099)          (1,847)            (400)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                    (19,437)         (12,252)         (56,655)         (27,343)          (4,913)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                                582,232        1,871,350        1,846,175       15,654,887       10,601,390
   Cost of investments sold                           682,792        1,915,889        2,185,811       15,769,757       10,522,247
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares         (100,560)         (44,539)        (339,636)        (114,870)          79,143

Realized gain distributions                            14,816                -          314,501                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                     (85,744)         (44,539)         (25,135)        (114,870)          79,143

Change in unrealized gains (losses)                  (547,450)        (279,633)      (1,223,463)        (330,800)        (104,385)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                   (633,194)        (324,172)      (1,248,598)        (445,670)         (25,242)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $     (652,631)  $     (336,424)  $   (1,305,253)  $     (473,013)  $      (30,155)
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Putnam
                                                                                                                  Variable Trust
                                                          PIMCO Variable Insurance Trust Sub-Accounts              Sub-Accounts
                                               ----------------------------------------------------------------   -------------

                                                                                                    StocksPLUS
                                                                                                    Growth and        VT High
                                                 Foreign Bond    Money Market    Total Return (b)     Income           Yield
                                               --------------   --------------   ---------------- --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $       68,819   $      290,658   $        809,391 $       93,234   $       39,936
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (25,785)        (287,958)          (266,956)       (41,746)         (11,600)
   Administrative expense                              (2,040)         (21,236)           (20,814)        (3,040)            (779)
                                               --------------   --------------   ---------------- --------------   --------------

      Net investment income (loss)                     40,994          (18,536)           521,621         48,448           27,557
                                               --------------   --------------   ---------------- --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              1,222,468       27,711,803          5,450,148      1,267,653          162,798
   Cost of investments sold                         1,212,261       27,711,803          5,433,302      1,533,305          171,096
                                               --------------   --------------   ---------------- --------------   --------------

      Realized gains (losses) on fund shares           10,207                -             16,846       (265,652)          (8,298)

Realized gain distributions                            14,813                -            508,937              -                -
                                               --------------   --------------   ---------------- --------------   --------------

      Net realized gains (losses)                      25,020                -            525,783       (265,652)          (8,298)

Change in unrealized gains (losses)                    81,501                -            681,976       (534,266)         (17,159)
                                               --------------   --------------   ---------------- --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                    106,521                -          1,207,759       (799,918)         (25,457)
                                               --------------   --------------   ---------------- --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $      147,515   $      (18,536)  $      1,729,380 $     (751,470)  $        2,100
                                               ==============   ==============   ================ ==============   ==============


(b) Previously known as Total Return Bond


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------

                                                                               Salomon Brothers
                                                  Putnam        Rydex Variable  Variable Series
                                               Variable Trust      Trust             Funds               Scudder Variable
                                                Sub-Accounts     Sub-Account       Sub-Account         Series I Sub-Accounts
                                               --------------   --------------   --------------   -------------------------------
                                               VT International
                                                 Growth and
                                                  Income          Rydex OTC        Capital           Balanced          Bond
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $          252   $            -   $       30,533   $      624,504   $    1,111,044
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                          (7,426)          (9,377)         (78,836)        (264,348)        (247,250)
   Administrative expense                                (613)            (644)          (5,742)         (26,805)         (23,071)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                     (7,787)         (10,021)         (54,045)         333,351          840,723
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                             12,771,684          246,669        1,366,991        8,053,035       11,385,678
   Cost of investments sold                        12,726,523          330,601        1,663,574        9,885,429       11,389,799
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares           45,161          (83,932)        (296,583)      (1,832,394)          (4,121)

Realized gain distributions                                 -                -                -                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                      45,161          (83,932)        (296,583)      (1,832,394)          (4,121)

Change in unrealized gains (losses)                   (67,930)        (216,160)      (1,465,984)      (2,363,559)         340,637
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                    (22,769)        (300,092)      (1,762,567)      (4,195,953)         336,516
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $      (30,556)  $     (310,113)  $   (1,816,612)  $   (3,862,602)  $    1,177,239
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                       STI Classic Variable
                                                     Scudder Variable Series I Sub-Accounts             Trust Sub-Accounts
                                               ------------------------------------------------   -----------------------------

                                                                                                                       STI
                                                   Global        Growth and                        STI Capital     International
                                                 Discovery         Income        International     Appreciation       Equity
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $       31,348   $       19,373   $            -   $            -
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (42,099)         (39,920)         (51,954)         (14,219)         (11,378)
   Administrative expense                              (3,174)          (3,131)          (3,967)          (1,084)            (879)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                    (45,273)         (11,703)         (36,548)         (15,303)         (12,257)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              6,889,622        1,184,692      222,973,542          487,191       17,525,988
   Cost of investments sold                         7,623,617        1,560,794      221,933,323          583,998       17,506,817
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares         (733,995)        (376,102)       1,040,219          (96,807)          19,171

Realized gain distributions                                 -                -                -           55,302            4,791
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                    (733,995)        (376,102)       1,040,219          (41,505)          23,962

Change in unrealized gains (losses)                     5,150         (514,834)        (124,045)        (240,734)          14,176
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                   (728,845)        (890,936)         916,174         (282,239)          38,138
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $     (774,118)  $     (902,639)  $      879,626   $     (297,542)  $       25,881
                                               ==============   ==============   ==============   ==============   ==============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                   Strong                                           T. Rowe Price
                                                 STI Classic     Opportunity                                          Equity
                                               Variable Trust    Fund II, Inc.      Strong Variable Insurance       Series, Inc.
                                                Sub-Accounts      Sub-Account        Funds, Inc. Sub-Accounts       Sub-Accounts
                                               --------------   --------------   -------------------------------   --------------

                                                  STI Value      Opportunity      Discovery       Mid Cap Growth   T. Rowe Price
                                                 Income Stock      Fund II        Fund II (c)        Fund II       Equity Income
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $       28,510   $       55,931   $            -   $            -   $      316,672
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (28,074)        (183,353)          (5,336)         (83,080)        (250,234)
   Administrative expense                              (2,088)         (13,736)            (402)          (6,403)         (18,976)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                     (1,652)        (141,158)          (5,738)         (89,483)          47,462
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              3,060,134       13,905,183        1,360,002       11,431,468       12,166,570
   Cost of investments sold                         3,333,742       16,521,805        1,479,739       14,110,439       13,501,641
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares         (273,608)      (2,616,622)        (119,737)      (2,678,971)      (1,335,071)

Realized gain distributions                                 -          252,151                -                -           22,070
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                    (273,608)      (2,364,471)        (119,737)      (2,678,971)      (1,313,001)

Change in unrealized gains (losses)                  (230,121)      (2,471,445)         149,806         (516,790)      (2,345,325)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                   (503,729)      (4,835,916)          30,069       (3,195,761)      (3,658,326)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $     (505,381)  $   (4,977,074)  $       24,331   $   (3,285,244)  $   (3,610,864)
                                               ==============   ==============   ==============   ==============   ==============


(c) For the Period Beginning January 1, 2002 and Ending May 16, 2002


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                                 T. Rowe Price
                                                                                 International
                                                     T. Rowe Price Equity         Series, Inc.     The Universal Institutional
                                                   Series, Inc. Sub-Accounts       Sub-Account       Funds, Inc. Sub-Accounts
                                               -------------------------------   --------------   -----------------------------
                                                                                                                     Van Kampen
                                                T. Rowe Price   T. Rowe Price    T. Rowe Price     Van Kampen           UIF
                                                   Mid-Cap       New America     International        UIF             Mid Cap
                                                   Growth          Growth           Stock         High Yield (d)     Growth (e)
                                               --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $            -   $       26,975   $      228,817   $            -
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                        (178,377)         (20,121)         (73,829)         (24,782)         (39,823)
   Administrative expense                             (13,650)          (1,558)          (5,650)          (1,793)          (2,918)
                                               --------------   --------------   --------------   --------------   --------------

      Net investment income (loss)                   (192,027)         (21,679)         (52,504)         202,242          (42,741)
                                               --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                             16,668,240       10,396,409      275,729,187          613,803          638,494
   Cost of investments sold                        17,967,781       10,673,143      274,678,443          751,512        1,015,503
                                               --------------   --------------   --------------   --------------   --------------

      Realized gains (losses) on fund shares       (1,299,541)        (276,734)       1,050,744         (137,709)        (377,009)

Realized gain distributions                                 -                -            2,697                -                -
                                               --------------   --------------   --------------   --------------   --------------

      Net realized gains (losses)                  (1,299,541)        (276,734)       1,053,441         (137,709)        (377,009)

Change in unrealized gains (losses)                (2,482,986)        (309,224)         (88,470)        (197,126)        (765,253)
                                               --------------   --------------   --------------   --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                 (3,782,527)        (585,958)         964,971         (334,835)      (1,142,262)
                                               --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $   (3,974,554)  $     (607,637)  $      912,467   $     (132,593)  $   (1,185,003)
                                               ==============   ==============   ==============   ==============   ==============


(d) Previously known as High Yield

(e) Previously known as Mid Cap Growth


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                               The Universal       Van Kampen
                                               Institutional    Life Investment
                                                 Funds, Inc.    Trust (Class II)
                                                Sub-Accounts      Sub-Account
                                               --------------   --------------

                                                  Van Kampen       LIT Growth
                                                 UIF Mid Cap       and Income
                                                   Value (f)       (Class II)
                                               --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $            -   $        4,888
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                         (56,284)         (28,653)
   Administrative expense                              (4,124)          (2,090)
                                               --------------   --------------

      Net investment income (loss)                    (60,408)         (25,855)
                                               --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                                933,878          990,434
   Cost of investments sold                         1,208,447        1,066,677
                                               --------------   --------------

      Realized gains (losses) on fund shares         (274,569)         (76,243)

Realized gain distributions                                 -                -
                                               --------------   --------------

      Net realized gains (losses)                    (274,569)         (76,243)

Change in unrealized gains (losses)                (1,169,543)        (255,871)
                                               --------------   --------------

      Net realized and unrealized gains
           (losses) on investments                 (1,444,112)        (332,114)
                                               --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $   (1,504,520)  $     (357,969)
                                               ==============   ==============


(f) Previously known as Mid Cap Value


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               AIM Variable Insurance
                                                 Funds Sub-Account           The Alger American Fund Sub-Accounts
                                             -------------------------   ----------------------------------------------------------

                                                   AIM V.I. Dent
                                                    Demographics                    Growth                  Income and Growth
                                             -------------------------   --------------------------   -----------------------------

                                                 2002        2001 (g)        2002           2001            2002            2001
                                             -----------   -----------   -----------   ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (6,517)  $      (173)  $  (283,017)  $   (351,292)   $   (191,793)   $   (340,560)
Net realized gains (losses)                      (22,604)           76    (5,515,976)       387,294      (4,511,875)       (858,431)
Change in unrealized gains (losses)             (144,254)        4,715    (3,176,884)    (4,579,723)     (6,047,512)     (5,315,261)
                                             -----------   -----------   -----------   ------------    ------------    ------------

Increase (decrease) in net assets
   from operations                              (173,375)        4,618    (8,975,877)    (4,543,721)    (10,751,180)     (6,514,252)
                                             -----------   -----------   -----------   ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         571,142        83,556     1,890,105      4,013,237       3,198,642       5,428,786
Benefit payments                                  (1,034)            -      (242,980)      (211,744)       (339,842)       (418,947)
Payments on termination                          (45,066)         (166)   (1,609,906)    (2,453,598)     (2,657,651)     (2,645,369)
Loans - net                                            -             -          (833)           902            (469)         (4,099)
Contract administration charges                        -             -       (16,502)       (18,132)        (13,828)        (12,843)
Transfers among the sub-accounts
   and with the Fixed Account - net              224,251        15,107    (3,755,895)    (3,355,371)     (1,739,909)     (1,808,468)
                                             -----------   -----------   -----------   ------------    ------------    ------------

Increase (decrease) in net assets
   from capital transactions                     749,293        98,497    (3,736,011)    (2,024,706)     (1,553,057)        539,060
                                             -----------   -----------   -----------   ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                575,918       103,115   (12,711,888)    (6,568,427)    (12,304,237)     (5,975,192)

NET ASSETS AT BEGINNING OF PERIOD                103,115             -    28,004,632     34,573,059      32,507,984      38,483,176
                                             -----------   -----------   -----------   ------------    ------------    ------------

NET ASSETS AT END OF PERIOD                  $   679,033   $   103,115   $15,292,744   $ 28,004,632    $ 20,203,747    $ 32,507,984
                                             ===========   ===========   ===========   ============    ============    ============

UNITS OUTSTANDING
   Units outstanding at beginning of period       10,554             -     2,404,567      2,534,676       2,449,570       2,403,466
     Units issued                                111,062        10,980       561,592        590,246         910,160       1,072,253
     Units redeemed                              (17,420)         (426)     (951,405)      (720,355)     (1,028,380)     (1,026,149)
                                             -----------   -----------   -----------   ------------    ------------    ------------
   Units outstanding at end of period            104,196        10,554     2,014,754      2,404,567       2,331,350       2,449,570
                                             ===========   ===========   ===========   ============    ============    ============


(g) For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------

                                                                    The Alger American Fund Sub-Accounts
                                              --------------------------------------------------------------------------------

                                                    Leveraged AllCap           MidCap Growth             Small Capitalization
                                              -------------------------  --------------------------   -------------------------

                                                  2002           2001         2002          2001          2002         2001
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $  (238,682)  $  (325,479)  $  (269,230)  $  (335,901)  $  (121,542)  $  (109,020)
Net realized gains (losses)                    (5,674,300)   (3,222,943)   (5,197,213)    3,774,096    (4,669,393)   (5,306,266)
Change in unrealized gains (losses)            (1,499,383)   (1,682,255)   (1,734,845)   (6,198,621)    1,635,108     2,093,149
                                              -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                             (7,412,365)   (5,230,677)   (7,201,288)   (2,760,426)   (3,155,827)   (3,322,137)
                                              -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        2,502,275     2,271,563     3,438,544     3,664,270     1,364,489     1,014,211
Benefit payments                                 (220,709)     (162,746)     (154,740)     (328,893)      (40,866)     (112,936)
Payments on termination                        (1,627,358)   (1,599,737)   (2,113,570)   (1,805,019)     (751,557)     (475,893)
Loans - net                                        (1,074)       (2,639)         (614)          892          (488)       (5,094)
Contract administration charges                   (18,808)      (20,556)      (14,094)      (12,198)       (5,799)       (4,721)
Transfers among the sub-accounts
   and with the Fixed Account - net            (1,780,650)   (3,692,750)   (2,669,922)   (6,058,107)      333,893     1,984,952
                                              -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                   (1,146,324)   (3,206,865)   (1,514,396)   (4,539,055)      899,672     2,400,519
                                              -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS              (8,558,689)   (8,437,542)   (8,715,684)   (7,299,481)   (2,256,155)     (921,618)

NET ASSETS AT BEGINNING OF PERIOD              21,195,473    29,633,015    23,789,716    31,089,197     9,006,119     9,927,737
                                              -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                   $12,636,784   $21,195,473   $15,074,032   $23,789,716   $ 6,749,964   $ 9,006,119
                                              ===========   ===========   ===========   ===========   ===========   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period     1,582,873     1,769,649     1,617,721     1,933,528     1,183,888       877,086
     Units issued                                 958,285       526,298     1,085,753       643,609     3,131,084     1,640,531
     Units redeemed                              (997,890)     (713,074)   (1,128,652)     (959,416)   (3,082,876)   (1,333,729)
                                              -----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period           1,543,268     1,582,873     1,574,822     1,617,721     1,232,096     1,183,888
                                              ===========   ===========   ===========   ===========   ===========   ===========


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     Federated Insurance Series Sub-Accounts
                                              -------------------------------------------------------------------------------------

                                                Federated Fund for U.S.         Federated High Income
                                               Government Securities II              Bond Fund II         Federated Utility Fund II
                                              ----------------------------    -------------------------  --------------------------

                                                  2002            2001            2002          2001          2002          2001
                                              ------------    ------------    -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $  1,264,261    $    685,567    $ 1,968,778   $ 2,122,489   $   485,340   $   311,317
Net realized gains (losses)                        939,675         273,209     (2,652,288)   (2,624,728)   (2,467,108)     (741,053)
Change in unrealized gains (losses)              2,540,523         524,035        806,114       254,173    (1,416,952)   (2,199,954)
                                              ------------    ------------    -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                               4,744,459       1,482,811        122,604      (248,066)   (3,398,720)   (2,629,690)
                                              ------------    ------------    -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        10,365,140       5,687,795      2,827,568     2,209,830       720,100     1,624,094
Benefit payments                                  (927,434)       (279,864)      (237,112)      (59,547)     (195,764)     (296,513)
Payments on termination                        (11,424,835)     (4,260,968)    (3,826,773)   (1,925,436)   (1,288,115)   (1,379,661)
Loans - net                                           (961)         (1,718)          (483)       (3,146)          (38)        1,143
Contract administration charges                    (26,772)        (14,325)        (7,129)       (6,941)       (6,235)       (7,388)
Transfers among the sub-accounts
   and with the Fixed Account - net             22,022,181      38,072,369     (2,752,711)    5,217,144    (1,567,363)      788,450
                                              ------------    ------------    -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                    20,007,319      39,203,289     (3,996,640)    5,431,904    (2,337,415)      730,125
                                              ------------    ------------    -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS               24,751,778      40,686,100     (3,874,036)    5,183,838    (5,736,135)   (1,899,565)

NET ASSETS AT BEGINNING OF PERIOD               57,924,669      17,238,569     20,918,150    15,734,312    14,445,820    16,345,385
                                              ------------    ------------    -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                   $ 82,676,447    $ 57,924,669    $17,044,114   $20,918,150   $ 8,709,685   $14,445,820
                                              ============    ============    ===========   ===========   ===========   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period      4,587,482       1,419,834      1,971,187     1,373,875     1,363,383     1,298,519
     Units issued                                6,387,390       4,263,727      4,819,243     2,788,643       365,860       393,875
     Units redeemed                             (4,753,809)     (1,096,079)    (5,195,223)   (2,191,331)     (622,384)     (329,011)
                                              ------------    ------------    -----------   -----------   -----------   -----------
   Units outstanding at end of period            6,221,063       4,587,482      1,595,207     1,971,187     1,106,859     1,363,383
                                              ============    ============    ===========   ===========   ===========   ===========


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                            Fidelity Variable Insurance Products Fund Sub-Accounts
                                            ---------------------------------------------------------------------------------------

                                                 VIP Asset Manager             VIP Contrafund                VIP Equity-Income
                                            ---------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                $    487,866   $    604,217   $   (290,869)  $   (313,576)  $    296,358   $    293,865
Net realized gains (losses)                   (1,280,329)       (99,422)    (3,290,820)      (807,635)    (2,483,202)     3,155,760
Change in unrealized gains (losses)           (1,262,094)    (1,702,199)    (2,401,825)    (7,843,659)   (13,622,314)    (9,341,026)
                                            ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                            (2,054,557)    (1,197,404)    (5,983,514)    (8,964,870)   (15,809,158)    (5,891,401)
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,370,615      1,635,877      5,018,832      5,234,958      4,154,170      6,698,012
Benefit payments                                (449,152)      (285,929)      (536,649)      (553,379)      (674,911)      (582,997)
Payments on termination                       (2,991,878)    (2,739,262)    (5,172,245)    (4,036,524)   (10,060,423)   (10,399,452)
Loans - net                                         (376)            18         (2,279)        (4,827)        (3,061)        11,634
Contract administration charges                   (9,868)        (9,451)       (34,400)       (31,288)       (41,887)       (39,146)
Transfers among the sub-accounts
   and with the Fixed Account - net             (108,322)       627,612        564,394     (3,582,312)    (1,533,332)     2,099,975
                                            ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                  (2,188,981)      (771,135)      (162,347)    (2,973,372)    (8,159,444)    (2,211,974)
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (4,243,538)    (1,968,539)    (6,145,861)   (11,938,242)   (23,968,602)    (8,103,375)

NET ASSETS AT BEGINNING OF PERIOD             20,287,442     22,255,981     53,584,965     65,523,207     84,334,711     92,438,086
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                 $ 16,043,904   $ 20,287,442   $ 47,439,104   $ 53,584,965   $ 60,366,109   $ 84,334,711
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period    1,494,640      1,504,003      3,931,211      4,022,484      5,013,601      4,910,870
     Units issued                                353,778        341,879      1,826,874        931,916      2,855,585      3,173,484
     Units redeemed                             (483,882)      (351,242)    (1,654,668)    (1,023,189)    (3,297,853)    (3,070,753)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period          1,364,536      1,494,640      4,103,417      3,931,211      4,571,333      5,013,601
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                          Fidelity Variable Insurance Products Fund Sub-Accounts
                                            ---------------------------------------------------------------------------------------

                                                  VIP Growth                     VIP Index 500                VIP Money Market
                                            ---------------------------   ---------------------------   ---------------------------

                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                $   (637,326)  $ (1,079,487)  $    (16,965)  $   (199,766)  $    350,360   $  2,475,371
Net realized gains (losses)                  (10,483,715)      (236,045)    (6,404,674)    (4,051,434)             -              -
Change in unrealized gains (losses)          (11,220,742)   (18,021,275)    (9,953,047)    (7,069,496)             -              -
                                            ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                           (22,341,783)   (19,336,807)   (16,374,686)   (11,320,696)       350,360      2,475,371
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       3,766,394      5,873,804      6,598,403      9,091,700     61,866,534     28,426,764
Benefit payments                                (577,533)      (477,665)      (316,973)      (524,320)    (1,724,688)    (1,014,108)
Payments on termination                       (8,464,150)    (7,626,753)    (6,538,972)    (4,498,710)   (98,419,372)   (16,672,819)
Loans - net                                       (2,175)          (232)        (1,415)        (7,982)        (2,385)        (1,026)
Contract administration charges                  (44,834)       (47,607)       (36,993)       (36,158)       (32,495)       (21,698)
Transfers among the sub-accounts
   and with the Fixed Account - net           (5,454,790)    (2,754,358)    (2,897,392)       630,600     37,832,576     12,779,364
                                            ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                 (10,777,088)    (5,032,811)    (3,193,342)     4,655,130       (479,830)    23,496,477
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS            (33,118,871)   (24,369,618)   (19,568,028)    (6,665,566)      (129,470)    25,971,848

NET ASSETS AT BEGINNING OF PERIOD             76,094,974    100,464,592     68,656,253     75,321,819    106,999,208     81,027,360
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                 $ 42,976,103   $ 76,094,974   $ 49,088,225   $ 68,656,253   $106,869,738   $106,999,208
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period    4,539,916      4,626,382      6,553,949      6,170,479      8,979,667      6,899,827
     Units issued                              1,503,765      1,443,045      2,873,324      3,210,119     94,914,991     69,574,913
     Units redeemed                           (2,051,427)    (1,529,511)    (3,270,911)    (2,826,649)   (94,906,915)   (67,495,073)
                                            ------------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period          3,992,254      4,539,916      6,156,362      6,553,949      8,987,743      8,979,667
                                            ============   ============   ============   ============   ============   ============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                               Fidelity Variable Insurance      Fidelity Variable Insurance Products
                                              Products Fund Sub-Accounts        Fund (Service Class 2) Sub-Accounts
                                              ---------------------------  --------------------------------------------------------

                                                                               VIP Equity-Income          VIP Investment Grade Bond
                                                     VIP Overseas              (Service Class 2)              (Service Class 2)
                                              ---------------------------  ---------------------------   --------------------------

                                                   2002           2001          2002        2001 (g)         2002        2001 (g)
                                              ------------   ------------   ------------   -----------   ------------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $    (91,440)  $    685,790   $    (21,052)  $      (301)  $    (21,089)  $      (572)
Net realized gains (losses)                     (3,537,215)        86,065        (42,108)           88          8,766            (9)
Change in unrealized gains (losses)              1,243,466     (3,861,713)      (246,105)        6,646        332,323        (1,211)
                                              ------------   ------------   ------------   -----------   ------------   -----------

Increase (decrease) in net assets
   from operations                              (2,385,189)    (3,089,858)      (309,265)        6,433        320,000        (1,792)
                                              ------------   ------------   ------------   -----------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         1,021,477        959,516      2,022,399       121,632      3,502,631       151,041
Benefit payments                                  (142,803)      (179,270)             -             -           (228)            -
Payments on termination                         (1,614,566)    (1,355,480)       (56,061)         (100)      (207,132)         (186)
Loans - net                                           (414)         3,133            (12)            -              -             -
Contract administration charges                     (7,275)        (7,081)             -             -            (68)            -
Transfers among the sub-accounts
   and with the Fixed Account - net             (1,647,400)       360,643      1,454,517        24,608      3,630,175       206,754
                                              ------------   ------------   ------------   -----------   ------------   -----------

Increase (decrease) in net assets
   from capital transactions                    (2,390,981)      (218,539)     3,420,843       146,140      6,925,378       357,609
                                              ------------   ------------   ------------   -----------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS               (4,776,170)    (3,308,397)     3,111,578       152,573      7,245,378       355,817

NET ASSETS AT BEGINNING OF PERIOD               14,005,841     17,314,238        152,573             -        355,817             -
                                              ------------   ------------   ------------   -----------   ------------   -----------

NET ASSETS AT END OF PERIOD                   $  9,229,671   $ 14,005,841   $  3,264,151   $   152,573   $  7,601,195   $   355,817
                                              ============   ============   ============   ===========   ============   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period      1,271,389      1,150,182         15,849             -         35,091             -
     Units issued                               15,811,296     12,166,081        466,327        16,194        811,829        35,153
     Units redeemed                            (15,985,096)   (12,044,874)       (66,420)         (345)      (148,831)          (62)
                                              ------------   ------------   ------------   -----------   ------------   -----------
   Units outstanding at end of period            1,097,589      1,271,389        415,756        15,849        698,089        35,091
                                              ============   ============   ============   ===========   ============   ===========


(g) For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------

                                             Fidelity Variable Insurance
                                               Products Fund (Service
                                                Class 2) Sub-Accounts       Goldman Sachs Variable Insurance Trust Sub-Accounts
                                              -------------------------   -----------------------------------------------------

                                                    VIP Overseas
                                                 (Service Class 2)         VIT CORE Small Cap Equity   VIT International Equity
                                              -------------------------   -------------------------   -------------------------

                                                  2002        2001 (g)       2002          2001          2002          2001
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $    (1,959)  $        (3)  $   (22,889)  $   (16,408)  $    (9,224)  $     2,599
Net realized gains (losses)                        42,995             -       (29,754)      (44,104)     (251,066)     (100,243)
Change in unrealized gains (losses)               (31,367)            3      (376,668)      111,142      (321,015)     (572,135)
                                              -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                                  9,669             -      (429,311)       50,630      (581,305)     (669,779)
                                              -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                          176,578           784       784,672       444,927       431,729       920,659
Benefit payments                                        -             -        (6,012)      (12,635)      (13,379)      (13,778)
Payments on termination                            (8,401)            -      (162,202)      (76,196)     (137,648)     (103,444)
Loans - net                                             -             -             -             -          (116)         (200)
Contract administration charges                         -             -          (603)         (405)         (843)         (490)
Transfers among the sub-accounts
   and with the Fixed Account - net                41,057         1,880      (107,313)       27,470       (66,337)      118,796
                                              -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                      209,234         2,664       508,542       383,161       213,406       921,543
                                              -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS                 218,903         2,664        79,231       433,791      (367,899)      251,764

NET ASSETS AT BEGINNING OF PERIOD                   2,664             -     1,890,212     1,456,421     2,763,060     2,511,296
                                              -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                   $   221,567   $     2,664   $ 1,969,443   $ 1,890,212   $ 2,395,161   $ 2,763,060
                                              ===========   ===========   ===========   ===========   ===========   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period           285             -       150,074       119,104       343,137       238,848
     Units issued                                 247,118           285       115,262        74,204       121,400       143,913
     Units redeemed                              (217,573)            -       (78,682)      (43,234)      (95,028)      (39,624)
                                              -----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period              29,830           285       186,654       150,074       369,509       343,137
                                              ===========   ===========   ===========   ===========   ===========   ===========


(g) For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------

                                                                                                    J.P. Morgan
                                               IAI Retirement Funds, Inc. Sub-Accounts     Series Trust II Sub-Account
                                              -----------------------------------------    ---------------------------

                                               Balanced       Regional       Reserve
                                               Portfolio      Portfolio      Portfolio           Small Company
                                              -----------    -----------    -----------    ---------------------------

                                                2001 (h)       2001 (h)       2001 (h)         2002           2001
                                              -----------    -----------    -----------    -----------    ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $    44,474    $    29,440    $      (885)   $   (32,315)   $    (28,821)
Net realized gains (losses)                      (171,059)       587,542          1,152        (65,034)       (110,315)
Change in unrealized gains (losses)                72,249       (686,586)        (1,150)      (594,503)        (66,494)
                                              -----------    -----------    -----------    -----------    ------------

Increase (decrease) in net assets
   from operations                                (54,336)       (69,604)          (883)      (691,852)       (205,630)
                                              -----------    -----------    -----------    -----------    ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                            6,649         20,491         11,886        861,221         542,511
Benefit payments                                  (43,860)             -              -              -         (30,900)
Payments on termination                           (50,325)      (160,148)       (18,492)      (112,748)        (61,604)
Loans - net                                             -             12              -            (18)            (14)
Contract administration charge                       (138)          (707)            (8)          (637)           (349)
Transfers among the sub-accounts
   and with the Fixed Account - net            (2,017,810)    (6,150,856)      (344,374)       330,765        (261,226)
                                              -----------    -----------    -----------    -----------    ------------

Increase (decrease) in net assets
   from capital transactions                   (2,105,484)    (6,291,208)      (350,988)     1,078,583         188,418
                                              -----------    -----------    -----------    -----------    ------------

INCREASE (DECREASE) IN NET ASSETS              (2,159,820)    (6,360,812)      (351,871)       386,731         (17,212)

NET ASSETS AT BEGINNING OF PERIOD               2,159,820      6,360,812        351,871      2,291,729       2,308,941
                                              -----------    -----------    -----------    -----------    ------------

NET ASSETS AT END OF PERIOD                   $         -    $         -    $         -    $ 2,678,460    $  2,291,729
                                              ===========    ===========    ===========    ===========    ============

UNITS OUTSTANDING
   Units outstanding at beginning of period       136,970        304,285         28,841        206,555         188,615
     Units issued                                   4,088        119,157          1,134        137,587          76,133
     Units redeemed                              (141,058)      (423,442)       (29,975)       (31,521)        (58,193)
                                              -----------    -----------    -----------    -----------    ------------
   Units outstanding at end of period                   -              -              -        312,621         206,555
                                              ===========    ===========    ===========    ===========    ============


(h) For the Period Beginning January 1, 2001 and Ended March 15, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------

                                                                   Janus Aspen Series Sub-Accounts
                                           ----------------------------------------------------------------------------------

                                              Aggressive Growth          Balanced                    Flexible Income
                                           --------------------------  --------------------------  --------------------------

                                               2002          2001          2002          2001          2002          2001
                                           ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)               $   (471,719) $   (860,005) $    844,427  $  1,146,367  $    865,615  $    764,680
Net realized gains (losses)                 (18,862,333)  (14,001,064)   (1,607,093)     (102,957)      101,507       141,704
Change in unrealized gains (losses)           6,544,032   (21,331,296)   (6,232,390)   (6,548,825)    1,099,337         5,335
                                           ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                          (12,790,020)  (36,192,365)   (6,995,056)   (5,505,415)    2,066,459       911,719
                                           ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                      2,098,414     5,515,664     8,221,354    10,116,571     3,987,906     2,510,458
Benefit payments                               (324,837)     (420,615)   (1,181,424)     (816,129)     (378,912)     (233,857)
Payments on termination                      (4,552,017)   (5,270,954)   (8,598,485)   (7,829,126)   (3,489,222)   (1,588,329)
Loans - net                                      (1,578)        1,148        (1,261)        2,380          (275)       (2,576)
Contract administration charges                 (39,459)      (46,787)      (47,698)      (41,999)       (7,874)       (4,975)
Transfers among the sub-accounts
   and with the Fixed Account - net          (6,535,766)   (6,975,810)   (4,992,057)    5,682,574     6,576,099     6,079,818
                                           ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from capital transactions                 (9,355,243)   (7,197,354)   (6,599,571)    7,114,271     6,687,722     6,760,539
                                           ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS           (22,145,263)  (43,389,719)  (13,594,627)    1,608,856     8,754,181     7,672,258

NET ASSETS AT BEGINNING OF PERIOD            47,214,148    90,603,867    88,982,686    87,373,830    21,443,624    13,771,366
                                           ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD                $ 25,068,885  $ 47,214,148  $ 75,388,059  $ 88,982,686  $ 30,197,805  $ 21,443,624
                                           ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of period   3,416,664     3,833,877     5,446,605     4,810,237     1,579,900     1,009,602
     Units issued                             2,464,683     1,002,854     1,754,350     1,679,456     1,641,881     1,211,077
     Units redeemed                          (3,174,859)   (1,420,067)   (1,990,153)   (1,043,088)   (1,114,230)     (640,779)
                                           ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         2,706,488     3,416,664     5,210,802     5,446,605     2,107,551     1,579,900
                                           ============  ============  ============  ============  ============  ============


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Janus Aspen Series
                                                                                                              (Service Shares)
                                                        Janus Aspen Series Sub-Accounts                        Sub-Accounts
                                             -----------------------------------------------------------  -----------------------

                                                                                                              Global Value
                                                     Growth                     Worldwide Growth            (Service Shares)
                                             ---------------------------   -----------------------------  -----------------------

                                                 2002           2001           2002           2001            2002         2001 (g)
                                             ------------  -------------   -------------   -------------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (931,442) $  (1,401,033)  $    (451,599)  $  (1,181,496)  $    (9,538) $       (2)
Net realized gains (losses)                   (13,243,877)    (9,097,110)    (14,615,784)    (11,265,933)     (145,720)          -
Change in unrealized gains (losses)            (7,904,847)   (23,864,251)    (11,121,490)    (25,186,089)     (218,218)        259
                                             ------------  -------------   -------------   -------------   -----------  ----------

Increase (decrease) in net assets
   from operations                            (22,080,166)   (34,362,394)    (26,188,873)    (37,633,518)     (373,476)        257
                                             ------------  -------------   -------------   -------------   -----------  ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        4,400,388      7,194,205       3,729,542       9,414,350       728,257       1,943
Benefit payments                                 (908,613)      (682,113)       (794,084)       (718,019)      (16,696)          -
Payments on termination                        (8,884,826)    (8,558,705)     (9,894,257)    (10,651,202)     (132,036)          -
Loans - net                                        (2,938)        (4,526)         (4,158)          2,145            (8)          -
Contract administration charges                   (52,019)       (58,276)        (60,926)        (68,454)         (745)          -
Transfers among the sub-accounts
   and with the Fixed Account - net           (12,030,033)      (954,025)    (13,772,241)    (14,083,738)    2,235,093       5,663
                                             ------------  -------------   -------------   -------------   -----------  ----------

Increase (decrease) in net assets
   from capital transactions                  (17,478,041)    (3,063,440)    (20,796,124)    (16,104,918)    2,813,865       7,606
                                             ------------  -------------   -------------   -------------   -----------  ----------

INCREASE (DECREASE) IN NET ASSETS             (39,558,207)   (37,425,834)    (46,984,997)    (53,738,436)    2,440,389       7,863

NET ASSETS AT BEGINNING OF PERIOD              87,101,062    124,526,896     107,028,345     160,766,781         7,863           -
                                             ------------  -------------   -------------   -------------   -----------  ----------

NET ASSETS AT END OF PERIOD                  $ 47,542,855  $  87,101,062   $  60,043,348   $ 107,028,345   $ 2,448,252  $    7,863
                                             ============  =============   =============   =============   ===========  ==========

UNITS OUTSTANDING
   Units outstanding at beginning of period     6,102,612      6,372,911       6,817,127       7,440,950           735           -
     Units issued                               1,430,537      2,280,585       8,055,592       4,633,458       645,858         736
     Units redeemed                            (2,770,137)    (2,550,884)     (9,502,622)     (5,257,281)     (337,279)         (1)
                                             ------------  -------------   -------------   -------------   -----------  ----------
   Units outstanding at end of period           4,763,012      6,102,612       5,370,097       6,817,127       309,314         735
                                             ============  =============   =============   =============   ===========  ==========


(g) For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------

                                               Janus Aspen Series
                                           (Service Shares) Sub-Accounts      Lazard Retirement Series, Inc. Sub-Accounts
                                             -------------------------   -----------------------------------------------------

                                                  Worldwide
                                              Growth (Service Shares)         Emerging Markets          International Equity
                                             -------------------------   -------------------------   -------------------------

                                                 2002        2001 (g)        2002          2001          2002          2001
                                             -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (6,383)  $      (336)  $    (9,307)  $    (7,471)  $   (21,754)  $   (18,632)
Net realized gains (losses)                      (21,873)          498       (38,871)     (118,800)     (118,454)      (50,682)
Change in unrealized gains (losses)             (246,414)       14,206       (14,074)       13,730       (72,765)     (304,422)
                                             -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                              (274,670)       14,368       (62,252)     (112,541)     (212,973)     (373,736)
                                             -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,338,519       161,759       409,266       147,152       392,755       457,211
Benefit payments                                       -             -        (2,709)      (31,593)       (5,446)            -
Payments on termination                          (20,052)            -       (85,572)      (22,644)     (119,275)      (97,403)
Loans - net                                            -             -             -             -             -             -
Contract administration charges                       (1)            -          (579)         (326)         (613)         (355)
Transfers among the sub-accounts
   and with the Fixed Account - net              194,183       157,401       234,251       192,332        78,421       130,054
                                             -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                   1,512,649       319,160       554,657       284,921       345,842       489,507
                                             -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS              1,237,979       333,528       492,405       172,380       132,869       115,771

NET ASSETS AT BEGINNING OF PERIOD                333,528             -       744,151       571,771     1,424,038     1,308,267
                                             -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $ 1,571,507   $   333,528   $ 1,236,556   $   744,151   $ 1,556,907   $ 1,424,038
                                             ===========   ===========   ===========   ===========   ===========   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period       34,647             -        84,605        60,820       190,084       130,655
     Units issued                                260,781        36,284       135,567        75,667       120,704        89,435
     Units redeemed                              (75,210)       (1,637)      (76,962)      (51,882)      (74,683)      (30,006)
                                             -----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period            220,218        34,647       143,210        84,605       236,105       190,084
                                             ===========   ===========   ===========   ===========   ===========   ===========


(g) For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                                                             LSA Variable Series Trust Sub-Accounts
                                             --------------------------------------------------------------------------------------



                                                LSA Aggressive Growth             LSA Balanced               LSA Basic Value
                                              -------------------------  --------------------------     --------------------------

                                                 2002        2001 (g)        2002           2001           2002          2001 (g)
                                              ----------   -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $   (4,453)  $      (206)   $   (24,355)   $    39,739    $   (42,043)   $    (1,057)
Net realized gains (losses)                      (16,929)            8       (307,759)       254,103       (238,649)            17
Change in unrealized gains (losses)              (83,844)        6,061     (1,060,899)      (356,999)      (589,976)        26,700
                                              ----------   -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from operations                              (105,226)        5,863     (1,393,013)       (63,157)      (870,668)        25,660
                                              ----------   -----------    -----------    -----------    -----------    -----------


INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         277,314        28,972      3,818,309      1,796,002      3,040,545        360,558
Benefit payments                                       -             -        (34,592)      (107,299)        (7,307)             -
Payments on termination                          (21,768)            -       (500,399)      (156,450)       (97,211)           (15)
Loans - net                                            -             -           (167)          (255)           (46)             -
Contract administration charges                        -             -         (1,825)          (671)          (351)             -
Transfers among the sub-accounts
   and with the Fixed Account - net              152,926       153,159      2,438,681      1,251,078      2,810,107         34,685
                                              ----------   -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from capital transactions                     408,472       182,131      5,720,007      2,782,405      5,745,737        395,228
                                              ----------   -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS                303,246       187,994      4,326,994      2,719,248      4,875,069        420,888

NET ASSETS AT BEGINNING OF PERIOD                187,994             -      4,882,062      2,162,814        420,888              -
                                              ----------   -----------    -----------    -----------    -----------    -----------

NET ASSETS AT END OF PERIOD                   $  491,240   $   187,994    $ 9,209,056    $ 4,882,062    $ 5,295,957    $   420,888
                                              ==========   ===========    ===========    ===========    ===========    ===========



UNITS OUTSTANDING
   Units outstanding at beginning of period       20,000             -        438,223        193,782         43,870              -
     Units issued                                120,845        20,019        939,935        287,248        950,433         43,953
     Units redeemed                              (65,665)          (19)      (316,622)       (42,807)      (287,731)           (83)
                                              ----------   -----------    -----------    -----------    -----------    -----------
   Units outstanding at end of period             75,180        20,000      1,061,536        438,223        706,572         43,870
                                              ==========   ===========    ===========    ===========    ===========    ===========


(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001


See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                     LSA Variable Series Trust Sub-Accounts
                                             --------------------------------------------------------------------------------------


                                                      LSA Blue Chip          LSA Capital Appreciation       LSA Disciplined Equity
                                              -------------------------    --------------------------    --------------------------

                                                 2002         2001 (g)        2002         2001 (g)         2002           2001
                                              ----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $  (23,159)   $      (236)   $    (8,313)   $      (179)   $   (30,967)   $   (28,116)
Net realized gains (losses)                      (31,730)            56        (34,110)            (1)      (242,706)       (91,725)
Change in unrealized gains (losses)             (398,541)         1,018       (133,699)         6,890       (803,073)      (217,019)
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from operations                              (453,430)           838       (176,122)         6,710     (1,076,746)      (336,860)
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,643,922        171,424        761,983         68,290      2,120,590        682,702
Benefit payments                                       -              -              -              -        (36,451)             -
Payments on termination                          (81,609)           (22)       (23,005)             -       (180,423)       (96,628)
Loans - net                                           (5)             -             (9)             -            (13)             -
Contract administration charges                      (15)             -             (8)             -           (929)          (553)
Transfers among the sub-accounts
   and with the Fixed Account - net            1,373,683         32,414        442,688         14,113        679,433        536,409
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from capital transactions                   2,935,976        203,816      1,181,649         82,403      2,582,207      1,121,930
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS              2,482,546        204,654      1,005,527         89,113      1,505,461        785,070

NET ASSETS AT BEGINNING OF PERIOD                204,654              -         89,113              -      2,851,489      2,066,419
                                              ----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AT END OF PERIOD                   $2,687,200    $   204,654    $ 1,094,640    $    89,113    $ 4,356,950    $ 2,851,489
                                              ==========    ===========    ===========    ===========    ===========    ===========


UNITS OUTSTANDING
   Units outstanding at beginning of period       20,990              -          8,891              -        324,621        205,223
     Units issued                                404,317         23,851        169,379          9,203        478,519        165,928
     Units redeemed                              (52,278)        (2,861)       (25,752)          (312)      (149,821)       (46,530)
                                              ----------    -----------    -----------    -----------    -----------    -----------
   Units outstanding at end of period            373,029         20,990        152,518          8,891        653,319        324,621
                                              ==========    ===========    ===========    ===========    ===========    ===========



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                        LSA Variable Series Trust Sub-Accounts
                                             --------------------------------------------------------------------------------------


                                               LSA Diversified Mid Cap      LSA Emerging Growth Equity        LSA Focused Equity
                                             --------------------------    ---------------------------  ----------------------------

                                                  2002       2001 (g)         2002           2001           2002           2001
                                              ----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $  (20,299)   $      (376)   $   (28,909)   $   (32,498)   $   (39,557)   $   (34,049)
Net realized gains (losses)                      (50,861)            15       (398,878)      (532,739)      (369,755)       (98,370)
Change in unrealized gains (losses)             (319,449)        17,961       (727,420)        55,575       (617,844)      (254,846)
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from operations                              (390,609)        17,600     (1,155,207)      (509,662)    (1,027,156)      (387,265)
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,991,389        209,056        463,164        639,451        930,193        530,950
Benefit payments                                    (728)             -         (4,471)             -        (14,101)             -
Payments on termination                          (66,466)             -       (135,227)       (88,184)      (167,367)      (128,909)
Loans - net                                           (7)             -           (149)          (267)          (165)          (295)
Contract administration charges                      (74)             -           (851)          (751)          (558)          (422)
Transfers among the sub-accounts
   and with the Fixed Account - net            1,026,924         10,193        286,380       (271,689)      (251,544)       700,461
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from capital transactions                   2,951,038        219,249        608,846        278,560        496,458      1,101,785
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS              2,560,429        236,849       (546,361)      (231,102)      (530,698)       714,520

NET ASSETS AT BEGINNING OF PERIOD                236,849              -      2,394,388      2,625,490      3,042,314      2,327,794
                                              ----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AT END OF PERIOD                   $2,797,278    $   236,849    $ 1,848,027    $ 2,394,388    $ 2,511,616    $ 3,042,314
                                              ==========    ===========    ===========    ===========    ===========    ===========



UNITS OUTSTANDING
   Units outstanding at beginning of period       23,710              -        245,862        218,264        336,022        214,548
     Units issued                                429,920         23,747        220,773        107,661        175,936        153,932
     Units redeemed                              (99,284)           (37)      (144,022)       (80,063)      (118,333)       (32,458)
                                              ----------    -----------    -----------    -----------    -----------    -----------
   Units outstanding at end of period            354,346         23,710        322,613        245,862        393,625        336,022
                                              ==========    ===========    ===========    ===========    ===========    ===========



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001





See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------




                                                                          LSA Variable Series Trust Sub-Accounts
                                            ---------------------------------------------------------------------------------------


                                                 LSA Growth Equity (a)           LSA Mid Cap Value             LSA Value Equity
                                             --------------------------    --------------------------   ----------------------------

                                                 2002           2001           2002         2001 (g)         2002           2001
                                              ----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $  (60,391)   $   (49,105)   $   (23,624)   $       223    $   (80,249)   $   (28,685)
Net realized gains (losses)                     (436,374)      (102,320)      (106,849)            68       (275,949)        67,331
Change in unrealized gains (losses)             (770,648)      (379,377)      (164,916)         6,389     (1,157,467)      (269,401)
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from operations                            (1,267,413)      (530,802)      (295,389)         6,680     (1,513,665)      (230,755)
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,722,424      1,203,786      1,808,590        106,221      2,228,882      1,562,980
Benefit payments                                 (45,190)        (9,884)       (37,085)             -         (5,128)       (67,416)
Payments on termination                         (408,465)      (169,616)      (120,277)             -       (372,137)      (161,489)
Loans - net                                          (15)           (14)           (24)             -            (21)           (14)
Contract administration charges                   (1,180)          (802)          (638)             -         (1,558)          (672)
Transfers among the sub-accounts
   and with the Fixed Account - net              690,163        486,499      3,875,327         10,787      1,815,354        949,589
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from capital transactions                   1,957,737      1,509,969      5,525,893        117,008      3,665,392      2,282,978
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS                690,324        979,167      5,230,504        123,688      2,151,727      2,052,223

NET ASSETS AT BEGINNING OF PERIOD              3,909,045      2,929,878        123,688              -      4,368,763      2,316,540
                                              ----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AT END OF PERIOD                   $4,599,369    $ 3,909,045    $ 5,354,192    $   123,688    $ 6,520,490    $ 4,368,763
                                              ==========    ===========    ===========    ===========    ===========    ===========


UNITS OUTSTANDING
   Units outstanding at beginning of period      419,197        265,908         11,604              -        372,934        184,697
     Units issued                                493,443        203,833        852,045         11,765        554,495        254,953
     Units redeemed                             (255,545)       (50,544)      (258,460)          (161)      (181,926)       (66,716)
                                              ----------    -----------    -----------    -----------    -----------    -----------
   Units outstanding at end of period            657,095        419,197        605,189         11,604        745,503        372,934
                                              ==========    ===========    ===========    ===========    ===========    ===========



(a)  Previously known as LSA International Growth Equity

(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                       MFS Variable Insurance Trust Sub-Accounts
                                             --------------------------------------------------------------------------------------


                                              MFS Emerging Growth Series   MFS Investors Trust Series     MFS New Discovery Series
                                             ---------------------------- ----------------------------  ----------------------------

                                                2002           2001            2002          2001           2002            2001
                                             -----------   ------------   -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (91,590)  $   (117,754)  $    (48,155)  $    (55,235)  $   (123,231)  $   (117,542)
Net realized gains (losses)                   (2,039,063)      (589,363)      (535,341)        14,022     (1,792,622)      (681,380)
Change in unrealized gains (losses)             (801,659)    (2,976,807)      (891,804)    (1,087,235)    (1,865,599)      (145,069)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                            (2,932,312)    (3,683,924)    (1,475,300)    (1,128,448)    (3,781,452)      (943,991)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         733,586      1,704,008        661,549      1,194,945      2,144,130      1,374,324
Benefit payments                                 (61,483)       (44,252)      (192,622)      (151,497)      (121,808)      (241,673)
Payments on termination                         (437,932)      (403,352)      (436,429)      (330,369)      (669,346)      (457,996)
Loans - net                                          (87)          (132)             -              -           (135)          (211)
Contract administration charges                   (5,872)        (5,556)        (3,439)        (2,674)        (5,322)        (3,939)
Transfers among the sub-accounts
   and with the Fixed Account - net           (1,086,843)       644,479        (45,467)       680,555        308,143       (803,276)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                    (858,631)     1,895,195        (16,408)     1,390,960      1,655,662       (132,771)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (3,790,943)    (1,788,729)    (1,491,708)       262,512     (2,125,790)    (1,076,762)

NET ASSETS AT BEGINNING OF PERIOD              8,401,485     10,190,214      6,416,191      6,153,679      8,863,060      9,939,822
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 4,610,542   $  8,401,485   $  4,924,483   $  6,416,191   $  6,737,270   $  8,863,060
                                             ===========   ============   ============   ============   ============   ============


UNITS OUTSTANDING
   Units outstanding at beginning of period      851,967        668,411        671,851        531,245        572,962        590,884
     Units issued                                211,785        382,618        233,265        251,882      1,130,671        419,115
     Units redeemed                             (322,082)      (199,062)      (236,606)      (111,276)    (1,003,742)      (437,037)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            741,670        851,967        668,510        671,851        699,891        572,962
                                             ===========   ============   ============   ============   ============   ============





See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                      MFS Variable Insurance Trust
                                                  MFS Variable Insurance Trust Sub-Accounts           (Service Class) Sub-Accounts
                                             -------------------------------------------------------  ----------------------------

                                                                                                             MFS New Discovery
                                                  MFS Research Series       MFS Total Return Series       Series (Service Class)
                                              -------------------------  ---------------------------   ----------------------------

                                                2002           2001           2002           2001           2002        2001 (g)
                                             ----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $  (49,731)  $    (69,256)  $     45,706   $     46,804   $    (13,307)  $       (581)
Net realized gains (losses)                    (607,755)       (64,527)      (252,951)       260,835        (29,736)            34
Change in unrealized gains (losses)            (684,906)    (1,235,288)    (1,114,473)      (364,480)      (266,640)        29,620
                                             ----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                           (1,342,392)    (1,369,071)    (1,321,718)       (56,841)      (309,683)        29,073
                                             ----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        385,894      1,378,138      4,937,857      4,238,348      1,029,128        166,072
Benefit payments                                (13,398)        (4,258)       (83,621)       (89,988)          (788)             -
Payments on termination                        (190,419)      (294,628)    (1,209,594)    (1,155,512)       (40,267)             -
Loans - net                                         (14)             -             (9)             -              -              -
Contract administration charges                  (2,565)        (2,058)        (7,108)        (2,802)           (44)             -
Transfers among the sub-accounts
   and with the Fixed Account - net            (424,894)      (260,943)     2,017,891      4,459,264        717,145          2,240
                                             ----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                   (245,396)       816,251      5,655,416      7,449,310      1,705,174        168,312
                                             ----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS            (1,587,788)      (552,820)     4,333,698      7,392,469      1,395,491        197,385

NET ASSETS AT BEGINNING OF PERIOD             5,177,470      5,730,290     12,168,735      4,776,266        197,385              -
                                             ----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $3,589,682   $  5,177,470   $ 16,502,433   $ 12,168,735   $  1,592,876   $    197,385
                                             ==========   ============   ============   ============   ============   ============


UNITS OUTSTANDING
   Units outstanding at beginning of period     535,639        453,042      1,003,996        387,825         19,088              -
   Units issued                                 130,439        272,846      1,260,822        863,349        230,672         19,134
   Units redeemed                              (162,329)      (190,249)      (789,994)      (247,178)       (24,023)           (46)
                                             ----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period           503,749        535,639      1,474,824      1,003,996        225,737         19,088
                                             ==========   ============   ============   ============   ============   ============


(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001





See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                            MFS Variable Insurance Trust
                                            (Service Class) Sub-Accounts     OCC Accumulation Trust Sub-Accounts
                                             --------------------------- ------------------------------------------------------

                                                    MFS Utilities
                                                Series (Service Class)         OCC Equity           OCC Science and Technology
                                             -------------------------  -------------------------  ----------------------------

                                                2002        2001 (g)        2002          2001          2002      2001 (i)
                                             ----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (1,428)  $      (827)  $   (19,437)  $   (16,520)  $   (12,252)  $    (1,558)
Net realized gains (losses)                     (34,430)           (1)      (85,744)        8,241       (44,539)          367
Change in unrealized gains (losses)             (27,432)       (1,032)     (547,450)     (183,805)     (279,633)      (27,823)
                                             ----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                              (63,290)       (1,860)     (652,631)     (192,084)     (336,424)      (29,014)
                                             ----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        325,289       235,277       972,375     1,114,863       505,550       297,885
Benefit payments                                      -             -             -        (4,723)       (1,524)            -
Payments on termination                         (54,601)           (7)     (159,010)     (211,916)      (54,250)       (7,932)
Loans - net                                           -             -          (116)          (31)           (4)            -
Contract administration charges                       -             -          (832)         (308)         (720)            -
Transfers among the sub-accounts
   and with the Fixed Account - net             131,212       194,454       185,309        99,537       383,908        35,658
                                             ----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                    401,900       429,724       997,726       997,422       832,960       325,611
                                             ----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS               338,610       427,864       345,095       805,338       496,536       296,597

NET ASSETS AT BEGINNING OF PERIOD               427,864             -     2,192,607     1,387,269       296,597             -
                                             ----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $  766,474   $   427,864   $ 2,537,702   $ 2,192,607   $   793,133   $   296,597
                                             ==========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
   Units outstanding at beginning of period      47,797             -       208,152       120,642        76,919             -
     Units issued                               155,609        48,364       195,621       150,264       529,913        85,572
     Units redeemed                             (95,452)         (567)      (92,794)      (62,754)     (310,587)       (8,653)
                                             ----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period           107,954        47,797       310,979       208,152       296,245        76,919
                                             ==========   ===========   ===========   ===========   ===========   ===========



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

(i)  For the Period Beginning May 1, 2001 and Ended December 31, 2001


See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                        Oppenheimer Variable Account      Panorama Series
                                                  OCC Accumulation            Funds (Service Class      Fund, Inc. (Service
                                                  Trust Sub-Accounts         ("SC")) Sub-Account    Class ("SC")) Sub-Account
                                             ------------------------    -------------------------  --------------------------

                                                                        Oppenheimer Main Street           Oppenheimer
                                                    OCC Small Cap          Small Cap Growth (SC)       International Growth (SC)
                                             --------------------------  -------------------------  ----------------------------

                                                 2002          2001          2002        2001 (g)       2002         2001 (g)
                                             -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (56,655)  $   (12,181)  $   (27,343)  $      (140)  $    (4,913)  $       (27)
Net realized gains (losses)                      (25,135)       86,407      (114,870)          108        79,143            (1)
Change in unrealized gains (losses)           (1,223,463)       12,542      (330,800)        6,003      (104,385)          319
                                             -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                            (1,305,253)       86,768      (473,013)        5,971       (30,155)          291
                                             -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       2,117,291       640,553     2,303,174        67,785       345,041        18,020
Benefit payments                                 (15,255)       (2,903)       (7,325)            -             -             -
Payments on termination                         (218,209)      (91,983)      (52,011)            -        (3,538)            -
Loans - net                                           (6)            -             -             -             -             -
Contract administration charges                   (1,663)         (390)         (160)            -            (8)            -
Transfers among the sub-accounts
   and with the Fixed Account - net            2,412,796       324,164     2,533,652        20,116       167,582         2,613
                                             -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                   4,294,954       869,441     4,777,330        87,901       509,077        20,633
                                             -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS              2,989,701       956,209     4,304,317        93,872       478,922        20,924

NET ASSETS AT BEGINNING OF PERIOD              1,961,127     1,004,918        93,872             -        20,924             -
                                             -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $ 4,950,828   $ 1,961,127   $ 4,398,189   $    93,872   $   499,846   $    20,924
                                             ===========   ===========   ===========   ===========   ===========   ===========


UNITS OUTSTANDING
   Units outstanding at beginning of period      122,684        66,388         9,118             -         2,299             -
     Units issued                                650,834        92,758     2,552,912         9,912     1,654,375         2,302
     Units redeemed                             (251,075)      (36,462)   (2,018,004)         (794)   (1,583,181)           (3)
                                             -----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period            522,443       122,684       544,026         9,118        73,493         2,299
                                             ===========   ===========   ===========   ===========   ===========   ===========



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001



See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                              PIMCO Variable Insurance Trust Sub-Accounts
                                             ---------------------------------------------------------------------------------------

                                                 Foreign Bond                  Money Market                  Total Return (b)
                                             --------------------------  --------------------------    ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    40,994   $     13,248   $    (18,536)  $    127,049   $    521,621   $    129,823
Net realized gains (losses)                       25,020            646              -              -        525,783        142,458
Change in unrealized gains (losses)               81,501         10,999              -              -        681,976        (31,817)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                               147,515         24,893        (18,536)       127,049      1,729,380        240,464
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       1,298,237        122,234     15,964,598      7,282,941     12,926,286      2,635,167
Benefit payments                                 (22,991)        (3,864)       (80,364)        (1,882)       (86,606)       (25,029)
Payments on termination                         (115,449)       (25,862)    (5,525,703)      (580,938)    (1,739,974)      (176,473)
Loans - net                                            -              -           (107)           (84)          (348)           (35)
Contract administration charges                     (322)           (34)        (2,048)          (536)        (4,655)          (529)
Transfers among the sub-accounts
   and with the Fixed Account - net            2,176,049        188,201      2,648,920      1,695,432     25,219,087      1,115,200
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                   3,335,524        280,675     13,005,296      8,394,933     36,313,790      3,548,301
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS              3,483,039        305,568     12,986,760      8,521,982     38,043,170      3,788,765

NET ASSETS AT BEGINNING OF PERIOD                649,548        343,980     12,855,617      4,333,635      6,425,020      2,636,255
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 4,132,587   $    649,548   $ 25,842,377   $ 12,855,617   $ 44,468,190   $  6,425,020
                                             ===========   ============   ============   ============   ============   ============


UNITS OUTSTANDING
   Units outstanding at beginning of period       56,148         31,299      1,195,588        411,588        553,457        239,631
     Units issued                                448,437         34,891      4,712,292      1,129,025      4,366,446        406,019
     Units redeemed                             (136,339)       (10,042)    (3,461,481)      (345,025)    (1,006,775)       (92,193)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            368,246         56,148      2,446,399      1,195,588      3,913,128        553,457
                                             ===========   ============   ============   ============   ============   ============



(b)  Previously known as Total Return Bond



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                              PIMCO Variable Insurance
                                                 Trust Sub-Accounts                 Putnam Variable Trust Sub-Accounts
                                             ----------------------------  ---------------------------------------------------------

                                                                                                           VT International
                                             StocksPLUS Growth and Income        VT High Yield             Growth and Income
                                             ----------------------------  -------------------------    ---------------------------


                                                  2002           2001           2002       2001 (g)           2002       2001 (g)
                                              ----------    -----------    -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                  $   48,448    $    59,097    $    27,557    $      (233)   $    (7,787)   $       (27)
Net realized gains (losses)                     (265,652)      (145,316)        (8,298)            19         45,161              -
Change in unrealized gains (losses)             (534,266)      (180,685)       (17,159)         1,916        (67,930)           530
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from operations                              (751,470)      (266,904)         2,100          1,702        (30,556)           503
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         839,797        807,194        844,347        102,622        375,809         19,582
Benefit payments                                 (41,660)        (9,400)          (985)             -         (7,034)             -
Payments on termination                         (310,823)      (154,255)       (44,236)           (14)       (15,683)             -
Loans - net                                         (124)           (32)            (7)             -              -              -
Contract administration charges                   (1,322)          (690)             -              -            (85)             -
Transfers among the sub-accounts
   and with the Fixed Account - net            1,240,805        323,666        720,623         23,054      1,025,424          6,500
                                              ----------    -----------    -----------    -----------    -----------    -----------

Increase (decrease) in net assets
   from capital transactions                   1,726,673        966,483      1,519,742        125,662      1,378,431         26,082
                                              ----------    -----------    -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS                975,203        699,579      1,521,842        127,364      1,347,875         26,585

NET ASSETS AT BEGINNING OF PERIOD              2,569,222      1,869,643        127,364              -         26,585              -
                                              ----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AT END OF PERIOD                   $3,544,425    $ 2,569,222    $ 1,649,206    $   127,364    $ 1,374,460    $    26,585
                                              ==========    ===========    ===========    ===========    ===========    ===========


UNITS OUTSTANDING
   Units outstanding at beginning of period      283,630        180,120         12,891              -          2,816              -
     Units issued                                397,485        166,710        183,979         13,071      2,005,433          2,819
     Units redeemed                             (183,607)       (63,200)       (25,848)          (180)    (1,839,366)            (3)
                                              ----------    -----------    -----------    -----------    -----------    -----------
   Units outstanding at end of period            497,508        283,630        171,022         12,891        168,883          2,816
                                              ==========    ===========    ===========    ===========    ===========    ===========


(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001





See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                                Rydex Variable             Salomon Brothers Variable         Scudder Variable
                                               Trust Sub-Account           Series Funds Sub-Account        Series I Sub-Accounts
                                           ----------------------------  ----------------------------  ----------------------------

                                                    Rydex OTC                      Capital                       Balanced
                                             --------------------------  ----------------------------  ----------------------------

                                                2002       2001 (i)           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (10,021)  $       (504)  $    (54,045)  $    (25,719)  $    333,351   $    302,519
Net realized gains (losses)                      (83,932)            69       (296,583)        39,581     (1,832,394)       341,823
Change in unrealized gains (losses)             (216,160)         3,895     (1,465,984)       (35,013)    (2,363,559)    (2,625,674)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                              (310,113)         3,460     (1,816,612)       (21,151)    (3,862,602)    (1,981,332)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         702,883        162,810      2,272,749      1,877,859      1,729,826      2,885,980
Benefit payments                                  (1,588)             -         (3,183)       (77,933)      (354,602)      (255,736)
Payments on termination                          (11,061)        (1,824)      (363,653)      (206,380)    (2,735,753)    (2,522,427)
Loans - net                                            -              -            (17)           (15)          (223)           663
Contract administration charges                      (77)             -         (1,823)          (953)       (11,229)       (10,253)
Transfers among the sub-accounts
   and with the Fixed Account - net              427,917         35,610        876,260        864,923     (2,387,778)     1,598,958
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                   1,118,074        196,596      2,780,333      2,457,501     (3,759,759)     1,697,185
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                807,961        200,056        963,721      2,436,350     (7,622,361)      (284,147)

NET ASSETS AT BEGINNING OF PERIOD                200,056              -      5,206,718      2,770,368     25,601,329     25,885,476
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 1,008,017   $    200,056   $  6,170,439   $  5,206,718   $ 17,978,968   $ 25,601,329
                                             ===========   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period       29,374              -        387,048        206,125      1,762,083      1,531,949
     Units issued                                263,410         34,029        456,906        234,573        488,457        603,240
     Units redeemed                              (57,060)        (4,655)      (171,438)       (53,650)      (757,162)      (373,106)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            235,724         29,374        672,516        387,048      1,493,378      1,762,083
                                             ===========   ============   ============   ============   ============   ============



(i)  For the Period Beginning May 1, 2001 and Ended December 31, 2001



See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                                                  Scudder Variable Series I Sub-Accounts
                                           ----------------------------------------------------------------------------------------


                                                        Bond                   Global Discovery              Growth and Income
                                            ---------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   840,723   $    243,182   $    (45,273)  $    (52,656)  $    (11,703)  $     (4,741)
Net realized gains (losses)                       (4,121)        62,131       (733,995)      (328,724)      (376,102)       (52,017)
Change in unrealized gains (losses)              340,637         59,077          5,150       (826,918)      (514,834)      (364,201)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                             1,177,239        364,390       (774,118)    (1,208,298)      (902,639)      (420,959)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                       3,723,965      3,171,852        546,596        547,000        624,154        699,690
Benefit payments                                (165,616)      (264,687)       (51,950)        (7,915)       (23,571)      (155,934)
Payments on termination                       (3,077,382)    (1,858,379)      (161,444)      (126,357)      (430,601)      (276,607)
Loans - net                                         (200)         1,556              -            (12)           (36)           (43)
Contract administration charges                   (6,610)        (4,076)        (1,663)        (1,649)        (1,387)          (878)
Transfers among the sub-accounts
   and with the Fixed Account - net               37,650      8,756,788        226,854       (748,706)        40,190        197,204
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                     511,807      9,803,054        558,393       (337,639)       208,749        463,432
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS              1,689,046     10,167,444       (215,725)    (1,545,937)      (693,890)        42,473

NET ASSETS AT BEGINNING OF PERIOD             18,845,106      8,677,662      3,484,061      5,029,998      3,397,657      3,355,184
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $20,534,152   $ 18,845,106   $  3,268,336   $  3,484,061   $  2,703,767   $  3,397,657
                                             ===========   ============   ============   ============   ============   ============


UNITS OUTSTANDING
   Units outstanding at beginning of period    1,558,850        719,637        298,124        311,566        367,713        315,789
     Units issued                              1,239,373      1,302,975        690,669        144,229        191,003        152,825
     Units redeemed                           (1,186,436)      (463,762)      (620,034)      (157,671)      (170,972)      (100,901)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period          1,611,787      1,558,850        368,759        298,124        387,744        367,713
                                             ===========   ============   ============   ============   ============   ============





See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                              Scudder Variable
                                             Series I Sub-Accounts                  STI Classic Variable Trust Sub-Accounts
                                           ----------------------------  ----------------------------------------------------------

                                               International               STI Capital Appreciation      STI International Equity
                                           ----------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (36,548)  $    (49,247)  $    (15,303)  $     (5,598)  $    (12,257)  $     (8,502)
Net realized gains (losses)                    1,040,219         68,551        (41,505)        11,956         23,962        (17,338)
Change in unrealized gains (losses)             (124,045)      (266,940)      (240,734)        (8,195)        14,176        (53,337)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                               879,626       (247,636)      (297,542)        (1,837)        25,881        (79,177)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         303,555        562,769        841,438        317,278         48,900        185,984
Benefit payments                                  (2,824)       (13,265)       (26,240)             -         (3,638)             -
Payments on termination                         (303,309)      (372,385)       (75,835)        (9,609)       (95,096)       (18,747)
Loans - net                                            -              -              -              -              -              -
Contract administration charges                     (866)          (712)          (410)          (151)        (1,098)          (378)
Transfers among the sub-accounts
   and with the Fixed Account - net           (2,654,704)      (594,318)        27,426         76,842       (790,316)       931,203
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                  (2,658,148)      (417,911)       766,379        384,360       (841,248)     1,098,062
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (1,778,522)      (665,547)       468,837        382,523       (815,367)     1,018,885

NET ASSETS AT BEGINNING OF PERIOD              3,673,079      4,338,626        750,645        368,122      1,041,097         22,212
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 1,894,557   $  3,673,079   $  1,219,482   $    750,645   $    225,730   $  1,041,097
                                             ===========   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period      446,952        356,590         79,016         35,973        127,676          2,216
     Units issued                             32,777,372     24,878,897        160,027         82,665      2,305,290        787,058
     Units redeemed                          (32,928,582)   (24,788,535)       (71,031)       (39,622)    (2,398,505)      (661,598)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            295,742        446,952        168,012         79,016         34,461        127,676
                                             ===========   ============   ============   ============   ============   ============




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                             STI Classic Variable           Strong Opportunity         Strong Variable Insurance
                                               Trust Sub-Accounts         Fund II, Inc. Sub-Account     Funds, Inc. Sub-Accounts
                                           ----------------------------  ----------------------------  ----------------------------

                                                STI Value Income Stock          Opportunity Fund II            Discovery Fund II
                                            ----------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001       2002 (c)           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,652)  $     11,325   $   (141,158)  $    (81,631)  $     (5,738)  $    (25,962)
Net realized gains (losses)                     (273,608)      (109,105)    (2,364,471)     1,133,943       (119,737)      (129,255)
Change in unrealized gains (losses)             (230,121)       (75,870)    (2,471,445)    (1,708,886)       149,806        (28,996)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                              (505,381)      (173,650)    (4,977,074)      (656,574)        24,331       (184,213)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         421,241        528,319      3,378,732      3,917,730         14,070        496,500
Benefit payments                                  (8,872)             -       (109,326)       (16,798)        (9,097)      (109,257)
Payments on termination                         (226,735)      (129,642)      (853,780)      (561,013)       (25,772)      (412,124)
Loans - net                                           (1)           (39)           (60)           (48)             -            (42)
Contract administration charges                   (1,006)          (790)        (7,332)        (3,381)          (388)        (1,907)
Transfers among the sub-accounts
   and with the Fixed Account - net           (1,270,903)     2,846,072      2,355,898      3,886,708     (1,271,699)    (3,545,174)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                  (1,086,276)     3,243,920      4,764,132      7,223,198     (1,292,886)    (3,572,004)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (1,591,657)     3,070,270       (212,942)     6,566,624     (1,268,555)    (3,756,217)

NET ASSETS AT BEGINNING OF PERIOD              3,455,811        385,541     11,872,515      5,305,891      1,268,555      5,024,772
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 1,864,154   $  3,455,811   $ 11,659,573   $ 11,872,515   $          -   $  1,268,555
                                             ===========   ============   ============   ============   ============   ============



UNITS OUTSTANDING
   Units outstanding at beginning of period      371,924         40,735        863,645        348,983        107,137        426,319
     Units issued                                309,080        640,413      1,862,973        799,662         53,989        240,242
     Units redeemed                             (439,808)      (309,224)    (1,501,539)      (285,000)      (161,126)      (559,424)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            241,196        371,924      1,225,079        863,645              -        107,137
                                             ===========   ============   ============   ============   ============   ============



(c)  For the Period Beginning January 1, 2002 and Ending May 16, 2002



See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------



                                             Strong Variable Insurance
                                             Funds, Inc. Sub-Accounts            T. Rowe Price Equity Series, Inc. Sub-Accounts
                                            ----------------------------  ----------------------------------------------------------


                                             Mid Cap Growth Fund II       T. Rowe Price Equity Income  T. Rowe Price Mid-Cap Growth
                                            ----------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (89,483)  $   (146,735)  $     47,462   $     20,898   $   (192,027)  $   (104,638)
Net realized gains (losses)                   (2,678,971)    (3,942,161)    (1,313,001)       207,614     (1,299,541)       (12,117)
Change in unrealized gains (losses)             (516,790)      (687,756)    (2,345,325)      (319,472)    (2,482,986)        95,515
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                            (3,285,244)    (4,776,652)    (3,610,864)       (90,960)    (3,974,554)       (21,240)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         644,377      1,365,066      4,995,425      3,255,761      3,323,173      2,178,914
Benefit payments                                 (66,137)      (126,301)       (92,895)       (55,277)       (59,008)      (128,385)
Payments on termination                         (346,543)      (697,938)    (1,613,348)    (1,465,389)    (1,001,296)      (513,295)
Loans - net                                          (99)          (252)           (76)          (145)           (77)           (84)
Contract administration charges                   (5,591)        (6,573)        (9,082)        (3,443)        (6,791)        (2,629)
Transfers among the sub-accounts
   and with the Fixed Account - net             (662,280)    (2,108,167)     1,114,616      7,752,297      3,718,346       (143,587)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                    (436,273)    (1,574,165)     4,394,640      9,483,804      5,974,347      1,390,934
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (3,721,517)    (6,350,817)       783,776      9,392,844      1,999,793      1,369,694

NET ASSETS AT BEGINNING OF PERIOD              8,299,860     14,650,677     15,986,177      6,593,333     10,237,936      8,868,242
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 4,578,343   $  8,299,860   $ 16,769,953   $ 15,986,177   $ 12,237,729   $ 10,237,936
                                             ===========   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period      759,712        881,696      1,302,771        536,228        733,837        599,876
     Units issued                              1,346,145        654,241      1,738,833      1,303,928      2,099,171        579,862
     Units redeemed                           (1,382,736)      (776,225)    (1,433,002)      (537,385)    (1,652,256)      (445,901)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            723,121        759,712      1,608,602      1,302,771      1,180,752        733,837
                                             ===========   ============   ============   ============   ============   ============






See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                             T. Rowe Price Equity        T. Rowe Price International   The Universal Institutional
                                            Series, Inc. Sub-Accounts      Series, Inc. Sub-Accounts     Funds, Inc. Sub-Accounts
                                           ----------------------------  ----------------------------  ----------------------------

                                             T. Rowe Price                    T. Rowe Price
                                             New America Growth              International Stock       Van Kampen UIF High Yield (d)
                                           ----------------------------  ----------------------------  ----------------------------

                                                2002           2001           2002           2001           2002           2001
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $   (21,679)  $    (22,810)  $    (52,504)  $     25,466   $    202,242   $    141,373
Net realized gains (losses)                     (276,734)      (220,315)     1,053,441        709,943       (137,709)      (101,660)
Change in unrealized gains (losses)             (309,224)       (71,539)       (88,470)      (321,472)      (197,126)      (169,172)
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from operations                              (607,637)      (314,664)       912,467        413,937       (132,593)      (129,459)
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                         205,353        263,549        429,462      1,056,974      1,003,702        298,262
Benefit payments                                  (1,852)             -              -       (110,529)          (228)       (13,470)
Payments on termination                         (152,681)      (112,614)      (323,754)      (146,954)      (125,026)       (68,598)
Loans - net                                          (20)           (32)           (17)            (9)             -              -
Contract administration charges                     (886)          (748)        (1,365)          (928)          (200)          (181)
Transfers among the sub-accounts
   and with the Fixed Account - net            1,540,740        169,245     (3,422,500)       763,423        178,382        509,090
                                             -----------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
   from capital transactions                   1,590,654        319,400     (3,318,174)     1,561,977      1,056,630        725,103
                                             -----------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                983,017          4,736     (2,405,707)     1,975,914        924,037        595,644

NET ASSETS AT BEGINNING OF PERIOD              1,677,860      1,673,124      4,955,147      2,979,233      1,437,317        841,673
                                             -----------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                  $ 2,660,877   $  1,677,860   $  2,549,440   $  4,955,147   $  2,361,354   $  1,437,317
                                             ===========   ============   ============   ============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning of period      177,917        151,687        573,698        261,076        166,138         92,139
     Units issued                              1,722,323        115,394     35,648,713     22,762,660        227,949        143,099
     Units redeemed                           (1,490,716)       (89,164)   (35,846,582)   (22,450,038)      (102,054)       (69,100)
                                             -----------   ------------   ------------   ------------   ------------   ------------
   Units outstanding at end of period            409,524        177,917        375,829        573,698        292,033        166,138
                                             ===========   ============   ============   ============   ============   ============



(d)  Previously known as UIF High Yield




See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Van Kampen Life
                                             The Universal Institutional Funds, Inc. Sub-Accounts Investment Trust Sub-Account
                                             ----------------------------------------------------  ----------------------------

                                                    Van Kampen                Van Kampen                    LIT Growth
                                               UIF Mid Cap Growth (e)     UIF Mid Cap Value (f)         and Income (Class II)
                                             -------------------------  -------------------------  --------------------------

                                                2002          2001          2002          2001          2002        2001 (g)
                                             ----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $  (42,741)  $   (39,188)  $   (60,408)  $   (37,461)  $   (25,855)  $      (416)
Net realized gains (losses)                    (377,009)     (361,550)     (274,569)      (94,455)      (76,243)           97
Change in unrealized gains (losses)            (765,253)     (558,025)   (1,169,543)       55,572      (255,871)        7,716
                                             ----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from operations                           (1,185,003)     (958,763)   (1,504,520)      (76,344)     (357,969)        7,397
                                             ----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CAPITAL TRANSACTIONS
Deposits                                        878,841     1,174,410     1,596,757     1,472,497     2,718,445       149,631
Benefit payments                                 (5,023)      (28,205)      (40,743)       (4,469)      (31,729)            -
Payments on termination                        (218,394)     (210,639)     (288,765)     (184,197)     (207,259)            -
Loans - net                                           -             -             -             -             -             -
Contract administration charges                  (1,144)         (689)       (1,421)         (663)         (156)            -
Transfers among the sub-accounts
   and with the Fixed Account - net             176,831      (274,999)      694,900       671,684     2,454,704        39,443
                                             ----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
   from capital transactions                    831,111       659,878     1,960,728     1,954,852     4,934,005       189,074
                                             ----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS              (353,892)     (298,885)      456,208     1,878,508     4,576,036       196,471

NET ASSETS AT BEGINNING OF PERIOD             2,959,217     3,258,102     3,580,590     1,702,082       196,471             -
                                             ----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AT END OF PERIOD                  $2,605,325   $ 2,959,217   $ 4,036,798   $ 3,580,590   $ 4,772,507   $   196,471
                                             ==========   ===========   ===========   ===========   ===========   ===========

UNITS OUTSTANDING
   Units outstanding at beginning of period     337,215       258,556       285,184       129,374        20,395             -
     Units issued                               217,338       195,865       303,390       209,508       688,124        20,714
     Units redeemed                            (117,046)     (117,206)     (135,267)      (53,698)     (120,104)         (319)
                                             ----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period           437,507       337,215       453,307       285,184       588,415        20,395
                                             ==========   ===========   ===========   ===========   ===========   ===========


(e)  Previously known as UIF Mid Cap Growth

(f)  Previously known as UIF Mid Cap Value

(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Lincoln Benefit Life Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Lincoln Benefit sells five variable annuity contracts, Investor's Select, Consultant I, Consultant II, Premier Planner and Advantage (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Lincoln Benefit contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

      AIM VARIABLE INSURANCE FUNDS                                  J.P. MORGAN SERIES TRUST II
          AIM V.I. Dent Demographics                                     Small Company
      THE ALGER AMERICAN FUND                                       JANUS ASPEN SERIES
          Growth                                                         Aggressive Growth
          Income and Growth                                              Balanced
          Leveraged AllCap                                               Flexible Income
          MidCap Growth                                                  Growth
          Small Capitalization                                           Worldwide Growth
      FEDERATED INSURANCE SERIES                                    JANUS ASPEN SERIES (SERVICE SHARES)
          Federated Fund for U.S. Government Securities II               Global Value (Service Shares)
          Federated High Income Bond Fund II                             Worldwide Growth (Service Shares)
          Federated Utility Fund II                                 LAZARD RETIREMENT SERIES, INC.
      FIDELITY VARIABLE INSURANCE PRODUCTS FUND                          Emerging Markets
          VIP Asset Manager                                              International Equity
          VIP Contrafund                                            LSA VARIABLE SERIES TRUST
          VIP Equity-Income                                              LSA Aggressive Growth
          VIP Growth                                                     LSA Balanced
          VIP Index 500                                                  LSA Basic Value
          VIP Money Market                                               LSA Blue Chip
          VIP Overseas                                                   LSA Capital Appreciation
      FIDELITY VARIABLE INSURANCE PRODUCTS FUND                          LSA Disciplined Equity
        (SERVICE CLASS 2)                                                LSA Diversified Mid Cap
          VIP Equity-Income (Service Class 2)                            LSA Emerging Growth Equity
          VIP Investment Grade Bond (Service Class 2)                    LSA Focused Equity
          VIP Overseas (Service Class 2)                                 LSA Growth Equity (Previously known as
      GOLDMAN SACHS VARIABLE INSURANCE TRUST                             LSA International Growth Equity)
          VIT CORE Small Cap Equity                                      LSA Mid Cap Value
          VIT International Equity                                       LSA Value Equity
      IAI RETIREMENT FUNDS, INC.
          Balanced Portfolio (Closed March 15, 2001)
          Regional Portfolio (Closed March 15, 2001)
          Reserve Portfolio (Closed March 15, 2001)

--------------------------------------------------------------------------------

      MFS VARIABLE INSURANCE TRUST                                  SCUDDER VARIABLE SERIES I
          MFS Emerging Growth Series                                     Balanced
          MFS Investors Trust Series                                     Bond
          MFS New Discovery Series                                       Global Discovery
          MFS Research Series                                            Growth and Income
          MFS Total Return Series                                        International
      MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)                  STI CLASSIC VARIABLE TRUST
          MFS New Discovery Series (Service Class)                       STI Capital Appreciation
          MFS Utilities Series (Service Class)                           STI International Equity
      OCC ACCUMULATION TRUST                                             STI Value Income Stock
          OCC Equity                                                STRONG OPPORTUNITY FUND II, INC.
          OCC Science and Technology                                     Opportunity Fund II
          OCC Small Cap                                             STRONG VARIABLE INSURANCE FUNDS, INC
      OPPENHEIMER VARIABLE ACCOUNT                                       Discovery Fund II (Closed May 16, 2002)
        FUNDS (SERVICE CLASS ("SC"))                                     Mid Cap Growth Fund II
          Oppenheimer International Growth (SC)                     T. ROWE PRICE EQUITY SERIES, INC.
      PANORAMA SERIES FUND, INC. (SERVICE                                T. Rowe Price Equity Income
        CLASS ("SC"))                                                    T. Rowe Price Mid-Cap Growth
          Oppenheimer Main Street Small Cap Growth (SC)                  T. Rowe Price New America Growth
      PIMCO VARIABLE INSURANCE TRUST                                T. ROWE PRICE INTERNATIONAL SERIES, INC.
          Foreign Bond                                                   T. Rowe Price International Stock
          Money Market                                              THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
          Total Return (Previously known as Total                        Van Kampen UIF High Yield (Previously
          Return Bond)                                                      known as High Yield)
          StocksPLUS Growth and Income                                   Van Kampen UIF Mid Cap Growth
      PUTNAM VARIABLE TRUST                                                 (Previously known as Mid Cap Growth)
          VT High Yield                                                  Van Kampen UIF Mid Cap Value
          VT International Growth and Income                                (Previously known as Mid Cap Value)
      RYDEX VARIABLE TRUST                                          VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
          Rydex OTC                                                      LIT Growth and Income (Class II)
      SALOMON BROTHERS VARIABLE SERIES FUNDS
          Capital

     Lincoln Benefit provides insurance and administrative services to the contractholders for a fee. Lincoln Benefit also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Lincoln Benefit has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

     The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from each sub-account investing in the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.75% to 1.05%.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. No federal income taxes were allocable to the Account, as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Lincoln Benefit assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.15% to 2.05% per annum of the daily net assets of the Account, based on the selected rider options. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Lincoln Benefit guarantees that the amount of this charge will not increase over the lives of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Lincoln Benefit deducts administrative expense charges daily at a rate equal to .15% per annum of the average daily net assets of the Account for Investor's Select and .10% for Consultant I, Consultant II, Premier Planner and Advantage. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT ADMINISTRATION CHARGE - Lincoln Benefit deducts an annual maintenance charge on certain contracts on each contract anniversary and guarantees that this charge will not increase over the life of the contract. For Investor's Select, the charge is $25 and will be waived if total deposits are $75,000 or more. For Consultant I, Consultant II and Premier Planner, the charge is $35 and will be waived if total deposits are $50,000 or more. The contract administration charge is recognized as redemption of units.

--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2002 were as follows:

                                                                                                                     Purchases
                                                                                                               --------------------
     Investments in the AIM Variable Insurance Funds Sub-Account:
                 AIM V. I. Dent Demographics                                                                    $         868,819

     Investments in The Alger American Fund Sub-Accounts:
                 Growth                                                                                                 3,686,239
                 Income and Growth                                                                                      6,941,258
                 Leveraged AllCap                                                                                       8,667,288
                 MidCap Growth                                                                                          9,672,938
                 Small Capitalization                                                                                  19,397,753

     Investments in the Federated Insurance Series Sub-Accounts:
                 Federated Fund for U.S. Government Securities II                                                      57,979,688
                 Federated High Income Bond Fund II                                                                    33,878,767
                 Federated Utility Fund II                                                                              2,900,948

     Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
                 VIP Asset Manager                                                                                      3,727,460
                 VIP Contrafund                                                                                        15,334,027
                 VIP Equity-Income                                                                                     29,503,409
                 VIP Growth                                                                                             9,808,974
                 VIP Index 500                                                                                         18,049,684
                 VIP Money Market                                                                                      58,070,244
                 VIP Overseas                                                                                          24,210,588

     Investments in the Fidelity Variable Insurance Products Fund
         (Service Class 2) Sub-Accounts:
                 VIP Equity-Income (Service Class 2)                                                                    3,858,902
                 VIP Investment Grade Bond (Service Class 2)                                                            8,217,816
                 VIP Overseas (Service Class 2)                                                                         2,327,333

     Investments in the Goldman Sachs Variable Insurance Trust Sub-Accounts:
                 VIT CORE Small Cap Equity                                                                              1,264,226
                 VIT International Equity                                                                                 786,737

     Investments in the J.P. Morgan Series Trust II Sub-Account:
                 Small Company                                                                                          1,296,087

--------------------------------------------------------------------------------


4.   PURCHASES OF INVESTMENTS (CONTINUED)





                                                                                                                     Purchases
                                                                                                               ------------------
     Investments in the Janus Aspen Series Sub-Accounts:
                 Aggressive Growth                                                                              $     16,131,863
                 Balanced                                                                                             16,037,161
                 Flexible Income                                                                                      18,844,090
                 Growth                                                                                                7,658,375
                 Worldwide Growth                                                                                     71,324,034

     Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
                 Global Value (Service Shares)                                                                         4,615,155
                 Worldwide Growth (Service Shares)                                                                     2,180,083

     Investments in the Lazard Retirement Series, Inc. Sub-Accounts:
                 Emerging Markets                                                                                        960,151
                 International Equity                                                                                    756,986

     Investments in the LSA Variable Series Trust Sub-Accounts:
                 LSA Aggressive Growth                                                                                   965,842
                 LSA Balanced                                                                                          7,691,107
                 LSA Basic Value                                                                                       7,489,613
                 LSA Blue Chip                                                                                         3,260,405
                 LSA Capital Appreciation                                                                              1,348,900
                 LSA Disciplined Equity                                                                                3,436,703
                 LSA Diversified Mid Cap                                                                               3,716,549
                 LSA Emerging Growth Equity                                                                            1,364,348
                 LSA Focused Equity                                                                                    1,344,602
                 LSA Growth Equity (a)                                                                                 3,753,486
                 LSA Mid Cap Value                                                                                     7,146,665
                 LSA Value Equity                                                                                      4,726,330

     Investments in the MFS Variable Insurance Trust Sub-Accounts:
                 MFS Emerging Growth Series                                                                            1,254,280
                 MFS Investors Trust Series                                                                            1,643,384
                 MFS New Discovery Series                                                                             12,409,281
                 MFS Research Series                                                                                     841,800
                 MFS Total Return Series                                                                              12,272,827

     Investments in the MFS Variable Insurance Trust (Service Class) Sub-Accounts:
                 MFS New Discovery Series (Service Class)                                                              1,905,289
                 MFS Utilities Series (Service Class)                                                                  1,209,133



(a)  Previously known as LSA International Growth Equity

--------------------------------------------------------------------------------


4.   PURCHASES OF INVESTMENTS (CONTINUED)


                                                                                                                    Purchases
                                                                                                               -------------------
     Investments in the OCC Accumulation Trust Sub-Accounts:
                 OCC Equity                                                                                     $       1,575,336
                 OCC Science and Technology                                                                             2,692,059
                 OCC Small Cap                                                                                          6,398,976

     Investments in the Oppenheimer Variable Account Funds
          (Service Class ("SC")) Sub-Account:
                 Oppenheimer Main Street Small Cap Growth (SC)                                                         20,404,873

     Investments in the Panorama Series Fund, Inc. (Service Class ("SC")) Sub-Account:
                 Oppenheimer International Growth (SC)                                                                 11,105,553

     Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
                 Foreign Bond                                                                                           4,613,799
                 Money Market                                                                                          40,698,563
                 Total Return (b)                                                                                      42,794,496
                 StocksPLUS Growth and Income                                                                           3,042,774

     Investments in the Putnam Variable Trust Sub-Accounts:
                 VT High Yield                                                                                          1,710,097
                 VT International Growth and Income                                                                    14,142,328

     Investments in the Rydex Variable Trust Sub-Account:
                 Rydex OTC                                                                                              1,354,721

     Investments in the Salomon Brothers Variable Series Funds Sub-Account:
                 Capital                                                                                                4,093,278

     Investments in the Scudder Variable Series I Sub-Accounts:
                 Balanced                                                                                               4,626,628
                 Bond                                                                                                  12,738,209
                 Global Discovery                                                                                       7,402,742
                 Growth and Income                                                                                      1,381,738
                 International                                                                                        220,278,846

     Investments in the STI Classic Variable Trust Sub-Accounts:
                 STI Capital Appreciation                                                                               1,293,569
                 STI International Equity                                                                              16,677,276
                 STI Value Income Stock                                                                                 1,972,206

     Investments in the Strong Opportunity Fund II, Inc. Sub-Account:
                 Opportunity Fund II                                                                                   18,780,308


(b)  Previously known as Total Return Bond

--------------------------------------------------------------------------------


4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                                                    Purchases
                                                                                                               -------------------
     Investments in the Strong Variable Insurance Funds, Inc. Fund Sub-Accounts:
                 Discovery Fund II (c)                                                                          $          61,378
                 Mid Cap Growth Fund II                                                                                10,905,712

     Investments in the T. Rowe Price Equity Series, Inc. Sub-Accounts:
                 T. Rowe Price Equity Income                                                                           16,630,743
                 T. Rowe Price Mid-Cap Growth                                                                          22,450,559
                 T. Rowe Price New America Growth                                                                      11,965,384

     Investments in the T. Rowe Price International Series, Inc. Sub-Account:
                 T. Rowe Price International Stock                                                                    272,361,206

     Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
                 Van Kampen UIF High Yield (d)                                                                          1,872,676
                 Van Kampen UIF Mid Cap Growth (e)                                                                      1,426,864
                 Van Kampen UIF Mid Cap Value (f)                                                                       2,834,197

     Investments in the Van Kampen Life Investment Trust (Class II) Sub-Account:
                 LIT Growth and Income (Class II)                                                                       5,898,584
                                                                                                               -------------------
                                                                                                                $   2,222,923,305
                                                                                                               ==================




(c)  For the Period Beginning January 1, 2002 and Ending May 16, 2002

(d)  Previously known as High Yield

(e)  Previously known as Mid Cap Growth

(f)  Previously known as Mid Cap Value

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS

     The range of lowest and highest accumulation unit values, the investment income ratio, the range of lowest and highest expense ratio assessed by Lincoln Benefit, and the corresponding range of total return is presented for each rider option of the sub-account which had outstanding units during the period.

     The expense ratio, as explained in Note 3, represents mortality and expense risk and administrative expense charges, which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

     * INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the accumulation unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

     ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes only those expenses that are charged through a reduction in the accumulation unit values. Excluded are expenses of the underlying fund portfolio and charges made directly to contractholder accounts through the redemption of units.

     *** TOTAL RETURN - This represents the total return for the period and reflects those expenses that result in direct reductions in the accumulation unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. In the year of launch, returns on new products were annualized to represent the return as if the contractholder was invested in the sub-account for the entire year. Total return is calculated using unrounded accumulation unit values.

     Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                     At December 31,                For the year ended December 31,
                                                  -------------------  ---------------------------------------------------------
                                                     Accumulation       Investment          Expense               Total
                                                      Unit Value       Income Ratio*        Ratio**              Return***
                                                  -------------------  ------------- -------------------   ---------------------
Investments in the AIM Variable Insurance Funds
  Sub-Account:
       AIM V. I. Dent Demographics
           2002                                   $ 6.48 -    $ 6.54       0.00%        1.35%-      1.95%    -33.53%-    -33.12%
           2001 (g)                                 9.74 -      9.77       0.00         1.45 -      2.05      -2.39  -    -2.26



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)


                                                           At December 31,            For the year ended December 31,
                                                         ------------------- ------------------------------------------------------

                                                             Accumulation     Investment      Expense             Total
                                                              Unit Value     Income Ratio*    Ratio**            Return***
                                                        -------------------- ------------ -----------------  -------------------
Investments in The Alger American Fund Sub-Accounts:
       Growth
           2002                                          $ 4.65 - $ 8.70      0.04 %       1.25 % -   1.80 %   -34.19 %  -  -33.83 %
           2001                                            7.07 -  13.17      0.23         1.25   -   1.80     -13.40    -  -12.92
       Income and Growth
           2002                                            5.28 -   9.85      0.67         1.25   -   1.80     -32.33    -  -31.96
           2001                                            7.81 -  14.50      0.37         1.25   -   1.80     -15.86    -  -15.39
       Leveraged AllCap
           2002                                            4.12 -  10.24      0.01         1.25   -   1.80     -35.09    -  -34.73
           2001                                            6.34 -  15.71      0.00         1.25   -   1.80     -17.44    -  -16.98
       MidCap Growth
           2002                                            6.00 -  10.91      0.00         1.25   -   1.80     -30.80    -  -30.42
           2001                                            8.66 -  15.71      0.00         1.25   -   1.80      -8.20    -   -7.69
       Small Capitalization
           2002                                            3.62 -   5.84      0.00         1.25   -   1.80     -27.54    -  -27.14
           2001                                            4.99 -   8.02      0.04         1.25   -   1.80     -30.78    -  -30.40

Investments in the Federated Insurance Series
    Sub-Accounts:
       Federated Fund for U.S. Government Securities II
           2002                                           11.94 -  15.35      3.11         1.25   -   1.80       7.10    -    7.69
           2001                                           11.15 -  14.28      3.23         1.25   -   1.80       5.11    -    5.69
       Federated High Income Bond Fund II
           2002                                            8.80 -  13.08     11.73         1.25   -   1.80      -0.42    -    0.13
           2001                                            8.83 -  13.08     13.16         1.25   -   1.80      -0.44    -    0.11
       Federated Utility Fund II
           2002                                            5.78 -  10.32      5.48         1.25   -   1.80     -25.31    -  -24.89
           2001                                            7.74 -  13.76      3.47         1.25   -   1.80     -15.27    -  -14.80

Investments in the Fidelity Variable Insurance Products
    Fund Sub-Accounts:
       VIP Asset Manager
           2002                                            8.09 -  14.13      4.06         1.25   -   1.80     -10.36    -   -9.86
           2001                                            9.03 -  15.70      4.19         1.25   -   1.80      -5.81    -   -5.29
       VIP Contrafund
           2002                                            7.19 -  15.26      0.84         1.25   -   1.80     -10.97    -  -10.48
           2001                                            8.08 -  17.07      0.78         1.25   -   1.80     -13.82    -  -13.34
       VIP Equity-Income
           2002                                            8.41 -  18.47      1.84         1.25   -   1.80     -18.43    -  -17.98
           2001                                           10.30 -  22.55      1.72         1.25   -   1.80      -6.66    -   -6.14
       VIP Growth
           2002                                            4.66 -  16.38      0.26         1.25   -   1.80     -31.35    -  -30.97
           2001                                            6.79 -  23.76      0.08         1.25   -   1.80     -19.13    -  -18.68

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)


                                                            At December 31,           For the year ended December 31,
                                                         -----------------  -------------------------------------------------------

                                                             Accumulation     Investment          Expense             Total
                                                              Unit Value     Income Ratio*        Ratio**            Return***
                                                         -----------------  -------------- ------------------ ----------------------
Investments in the Fidelity Variable Insurance Products
    Fund Sub-Accounts (continued):
       VIP Index 500
           2002                                          $ 5.96 -  $ 8.49     1.38 %       1.25 % -   1.80 %   -23.64 %  -  -23.22 %
           2001                                            7.80 -   11.07     1.12         1.25   -   1.80     -13.68    -  -13.20
       VIP Money Market
           2002                                           10.46 -   13.50     1.79         1.25   -   1.80      -0.12    -    0.43
           2001                                           10.47 -   13.46     4.02         1.25   -   1.80       2.32    -    2.89
       VIP Overseas
           2002                                            5.12 -    9.82     0.75         1.25   -   1.80     -21.70    -  -21.27
           2001                                            6.54 -   12.49     5.80         1.25   -   1.80     -22.58    -  -22.15

Investments in the Fidelity Variable Insurance Products
    Fund (Service Class 2) Sub-Accounts:
       VIP Equity-Income (Service Class 2)
           2002                                            7.79 -    7.87     0.27         1.35   -   2.15     -18.77    -  -18.27
           2001 (g)                                        9.60 -    9.63     0.00         1.45   -   2.05      -3.79    -   -3.66
       VIP Investment Grade Bond (Service Class 2)
           2002                                           10.71 -   11.02     0.59         1.35   -   2.15       7.95    -    8.61
           2001 (g)                                       10.12 -   10.15     0.00         1.45   -   2.05       1.33    -    1.47
       VIP Overseas (Service Class 2)
           2002                                            7.28 -    7.72     0.07         1.35   -   1.95     -21.73    -  -21.53
           2001 (g)                                        9.32 -    9.35     0.00         1.45   -   1.70      -6.56    -   -6.47

Investments in the Goldman Sachs Variable Insurance
    Trust Sub-Accounts:
       VIT CORE Small Cap Equity
           2002                                           10.51 -   10.57     0.30         1.40   -   1.60     -16.32    -  -16.15
           2001                                           12.55 -   12.61     0.31         1.40   -   1.60       2.86    -    3.07
       VIT International Equity
           2002                                            6.45 -    6.49     1.13         1.40   -   1.60     -19.63    -  -19.47
           2001                                            8.03 -    8.07     1.51         1.40   -   1.60     -23.50    -  -23.35



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                      At December 31,              For the year ended December 31,
                                                     ----------------  ------------------------------------------------------------

                                                        Accumulation      Investment          Expens              Total
                                                         Unit Value      Income Ratio*        Ratio**            Return***
                                                     ----------------  --------------- ------------------ ------------------------
Investments in the IAI Retirement Funds, Inc.
    Sub-Accounts:
       Balanced Portfolio
           2001 (h)                                   $ - -     $ -       4.67 %       1.40 % -   1.40 %     -1.00 %  -    -1.00 %
       Regional Portfolio
           2001 (h)                                     - -       -       1.46         1.40   -   1.40       -1.00    -    -1.00
       Reserve Portfolio
           2001 (h)                                     - -       -       0.09         1.40   -   1.40       -1.00    -    -1.00

Investments in the J.P. Morgan Series Trust II
    Sub-Account:
       Small Company
           2002                                      8.53 -    8.58       0.19         1.40   -   1.60      -22.90    -   -22.74
           2001                                     11.06 -   11.11       0.04         1.40   -   1.60       -9.50    -    -9.32

Investments in the Janus Aspen Series Sub-Accounts:
       Aggressive Growth
           2002                                      2.80 -   14.48       0.00         1.25   -   1.80      -29.22    -   -28.83
           2001                                      3.96 -   20.37       0.00         1.25   -   1.80      -40.54    -   -40.21
       Balanced
           2002                                      8.27 -   22.66       2.43         1.25   -   1.80       -8.11    -    -7.61
           2001                                      9.00 -   24.56       2.70         1.25   -   1.80       -6.38    -    -5.86
       Flexible Income
           2002                                     11.94 -   18.26       4.63         1.25   -   1.80        8.51    -     9.10
           2001                                     11.01 -   16.76       5.71         1.25   -   1.80        5.80    -     6.39
       Growth
           2002                                      4.44 -   15.38       0.00         1.25   -   1.80      -27.82    -   -27.42
           2001                                      6.15 -   21.23       0.07         1.25   -   1.80      -26.09    -   -25.68
       Worldwide Growth
           2002                                      4.56 -   17.94       0.84         1.25   -   1.80      -26.83    -   -26.43
           2001                                      6.24 -   24.41       0.44         1.25   -   1.80      -23.83    -   -23.41



(h)  For the Period Beginning January 1, 2001 and Ended March 15, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                     At December 31,           For the year ended December 31,
                                                    ----------------  -------------------------------------------------------------

                                                      Accumulation      Investment          Expense              Total
                                                      Unit Value       Income Ratio*        Ratio**             Return***
                                                   ----------------  --------------- ------------------  ------------------------
Investments in the Janus Aspen Series (Service
    Shares) Sub-Accounts:
       Global Value (Service Shares)
           2002                                    $ 7.73 -  $ 9.14    0.66 %         1.25 % -  2.05 %    -14.76 %  -  -14.54 %
           2001 (g)                                 10.66 -   10.69    0.11           1.45   -  1.70        6.79    -    6.90
       Worldwide Growth (Service Shares)
           2002                                      6.99 -    7.81    0.86           1.35   -  2.05      -27.05    -  -26.71
           2001 (g)                                  9.60 -    9.63    0.12           1.45   -  1.90       -3.74    -   -3.66

Investments in the Lazard Retirement Series, Inc.
    Sub-Accounts:
       Emerging Markets
           2002                                      8.50 -    9.64    0.74           1.35   -  2.05       -3.23    -   -2.87
           2001                                      8.77 -    9.92    0.53           1.40   -  1.85       -6.40    -   -0.39
       International Equity
           2002                                      6.57 -    6.61    0.09           1.40   -  1.60      -12.13    -  -11.95
           2001                                      7.47 -    7.50    0.00           1.40   -  1.60      -25.28    -  -25.13

Investments in the LSA Variable Series Trust
    Sub-Accounts:
       LSA Aggressive Growth
           2002                                      6.29 -    7.30    0.00           1.35   -  2.05      -32.69    -  -32.52
           2001 (g)                                  9.38 -    9.41    0.00           1.45   -  1.70       -6.02    -   -5.93
       LSA Balanced
           2002                                      7.68 -    9.07    1.09           1.25   -  2.15      -19.89    -  -19.40
           2001                                      9.61 -   11.26    2.52           1.40   -  2.05       -0.46    -    0.81
       LSA Basic Value
           2002                                      7.34 -    7.65    0.00           1.25   -  2.05      -23.31    -  -22.76
           2001 (g)                                  9.57 -    9.60    0.02           1.45   -  2.15       -4.15    -   -3.99
       LSA Blue Chip
           2002                                      7.04 -    7.97    0.00           1.35   -  1.95      -27.64    -  -27.19
           2001 (g)                                  9.73 -    9.76    0.00           1.45   -  2.05       -2.57    -   -2.44
       LSA Capital Appreciation
           2002                                      6.99 -    8.16    0.00           1.35   -  2.05      -29.95    -  -29.62
           2001 (g)                                 10.00 -   10.03    0.00           1.45   -  1.90        0.04    -    0.31
       LSA Disciplined Equity
           2002                                      6.41 -    7.96    0.58           1.35   -  2.05      -26.79    -  -26.27
           2001                                      8.72 -    9.59    0.28           1.40   -  2.15      -13.10    -   -0.67
       LSA Diversified Mid Cap
           2002                                      7.76 -    7.96    0.17           1.25   -  2.05      -20.82    -  -20.34
           2001 (g)                                  9.96 -   10.00    0.13           1.45   -  2.05       -0.18    -   -0.05


(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,             For the year ended December 31,
                                                  ----------------  ------------------------------------------------------------

                                                   Accumulation      Investment        Expense                Total
                                                    Unit Value      Income Ratio*      Ratio**               Return***
                                                 -----------------  -------------- ----------------- --------------------------
Investments in the LSA Variable Series Trust
   Sub-Accounts (continued):
       LSA Emerging Growth Equity
           2002                                  $ 5.55 -  $ 6.87        0.00 %      1.25 % -  1.95 %   -42.83 %  -   -42.68 %
           2001                                    9.71 -   10.06        0.03        1.40   -  1.70     -18.99    -    -0.40
       LSA Focused Equity
           2002                                    6.22 -    6.90        0.00        1.35   -  1.95     -31.08    -   -30.76
           2001                                    9.01 -    9.97        0.07        1.40   -  1.90     -16.62    -    -0.52
       LSA Growth Equity (a)
           2002                                    6.91 -    8.17        0.04        1.35   -  1.95     -25.74    -   -25.39
           2001                                    9.28 -    9.68        0.00        1.40   -  1.90     -15.46    -    -0.51
       LSA Mid Cap Value
           2002                                    8.41 -    9.73        0.40        1.25   -  2.05      -9.16    -    -8.74
           2001 (g)                               10.63 -   10.66        0.69        1.45   -  1.90       6.55    -     6.63
       LSA Value Equity
           2002                                    7.32 -    9.04        0.00        1.25   -  2.05     -23.77    -   -23.22
           2001                                    9.59 -   11.77        0.65        1.40   -  2.15      -6.21    -    -0.60

Investments in the MFS Variable Insurance Trust
  Sub-Accounts:
       MFS Emerging Growth Series
           2002                                    3.46 -    6.99        0.00        1.25   -  1.80     -34.94    -   -34.58
           2001                                    5.33 -   10.69        0.00        1.25   -  1.80     -34.68    -   -34.32
       MFS Investors Trust Series
           2002                                    6.31 -    7.54        0.56        1.25   -  1.80     -22.38    -   -21.95
           2001                                    8.13 -    9.66        0.47        1.25   -  1.80     -17.46    -   -17.00
       MFS New Discovery Series
           2002                                    5.61 -   11.92        0.00        1.25   -  1.80     -32.85    -   -32.48
           2001                                    8.36 -   17.65        0.00        1.25   -  1.80      -6.73    -    -6.22
       MFS Research Series
           2002                                    5.08 -    7.39        0.27        1.25   -  1.80     -25.89    -   -25.48
           2001                                    6.86 -    9.92        0.01        1.25   -  1.80     -22.67    -   -22.24
       MFS Total Return Series
           2002                                   10.27 -   11.47        1.88        1.25   -  1.80      -6.86    -    -6.35
           2001                                   11.03 -   12.25        1.99        1.25   -  1.80      -1.55    -    -1.01



(a)  Previously known as LSA International Growth Equity

(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                         At December 31,           For the year ended December 31,
                                                        ---------------- ---------------------------------------------------------

                                                           Accumulation    Investment          Expense             Total
                                                           Unit Value     Income Ratio*        Ratio**            Return***
                                                       ----------------- -------------- ------------------ -----------------------
Investments in the MFS Variable Insurance Trust
    (Service Class) Sub-Accounts:
       MFS New Discovery Series (Service Class)
           2002                                        $ 6.90 -  $ 7.47     0.00 %      1.35 % -  2.05 %     -33.03 %  -  -32.72 %
           2001 (g)                                     10.32 -   10.35     0.00        1.45   -  1.90         3.42    -    3.50
       MFS Utilities Series (Service Class)
           2002                                          6.75 -    8.37     0.92        1.35   -  2.05       -24.40    -   23.94
           2001 (g)                                      8.93 -    8.96     0.00        1.45   -  2.05       -10.54    -  -10.42

Investments in the OCC Accumulation Trust
    Sub-Accounts:
           OCC Equity
           2002                                          8.13 -    8.18     0.70        1.40   -  1.60       -22.66    -  -22.51
           2001                                         10.51 -   10.56     0.49        1.40   -  1.60        -8.50    -   -8.32
           OCC Science and Technology
           2002                                          1.80 -    7.13     0.00        1.25   -  1.95       -50.49    -  -50.26
           2001 (i)                                      3.62 -    9.59     0.00        1.40   -  1.90       -63.74    -   -4.21
           OCC Small Cap
           2002                                          7.17 -   12.50     0.04        1.25   -  2.05       -23.05    -  -22.69
           2001                                         10.06 -   16.18     0.54        1.40   -  1.90        -0.29    -    6.82

Investments in the Oppenheimer Variable Account
    Funds (Service Class ("SC")) Sub-Account:
       Oppenheimer Main Street Small Cap
       Growth (SC)
           2002                                          7.82 -    8.55     0.00        1.25   -  2.05       -17.57    -  -17.06
           2001 (g)                                     10.27 -   10.30     0.00        1.45   -  2.05         2.90    -    3.03

Investments in the Panorama Series Fund, Inc. (Service
    Class ("SC")) Sub-Account:
       Oppenheimer International Growth (SC)
           2002                                          6.71 -    7.04     0.27        1.35   -  2.05       -25.88    -  -25.53
           2001 (g)                                      9.08 -    9.11     0.00        1.45   -  1.90        -9.01    -   -8.94



(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

(i)  For the Period Beginning May 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                       At December 31,            For the year ended December 31,
                                                     ------------------- ----------------------------------------------------------

                                                         Accumulation     Investment          Expense                Total
                                                         Unit Value      Income Ratio*        Ratio**               Return***
                                                    -------------------- ------------- ---------------------  ---------------------
Investments in the PIMCO Variable Insurance Trust
   Sub-Accounts:
       Foreign Bond
           2002                                      $ 10.53 -  $ 12.44      2.88 %      1.25 % -    2.05 %      6.25 %  -    6.74 %
           2001                                        10.09 -    11.66      4.02        1.40   -    1.90       -0.30    -    6.10
       Money Market
           2002                                         9.95 -    10.79      1.50        1.35   -    2.05       -0.67    -    0.04
           2001                                        10.01 -    10.79      2.58        1.40   -    2.05       -0.51    -    2.38
       Total Return (b)
           2002                                        10.52 -    12.66      3.18        1.25   -    2.15        6.96    -    7.61
           2001                                        10.12 -    11.77      4.14        1.40   -    2.05       -0.40    -    6.88
       StocksPLUS Growth and Income Portfolio
           2002                                         7.09 -     7.14      3.05        1.40   -    1.60      -21.48    -  -21.32
           2001                                         9.03 -     9.07      4.00        1.40   -    1.60      -12.85    -  -12.68

Investments in the Putnam Variable Trust
    Sub-Accounts:
       VT High Yield
           2002                                         9.55 -     9.68      4.50        1.35   -    2.05       -2.66    -    2.07
           2001 (g)                                     9.86 -     9.89      0.00        1.45   -    2.05       -1.25    -   -1.12
       VT International Growth and Income
           2002                                         7.96 -     8.20      0.04        1.25   -    2.05      -15.15    -  -14.93
           2001 (g)                                     9.42 -     9.44      0.00        1.45   -    1.70       -5.65    -   -5.56

Investments in the Rydex Variable Trust Sub-Account:
       Rydex OTC
           2002                                         3.46 -     5.91      0.00        1.35   -    1.95      -40.05    -  -39.68
           2001 (i)                                     5.74 -     9.80      0.00        1.40   -    2.05      -42.45    -   -2.10

Investments in the Salomon Brothers Variable Series
    Funds Sub-Account:
       Capital
           2002                                         7.09 -     9.99      0.54        1.35   -    2.05      -26.41    -  -26.07
           2001                                         9.65 -    13.51      0.89        1.40   -    1.90       -0.35    -    0.48



(b)  Previously known as Total Return Bond

(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

(i)  For the Period Beginning May 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                       At December 31,           For the year ended December 31,
                                                      ------------------ --------------------------------------------------------

                                                           Accumulation    Investment          Expense                 Total
                                                           Unit Value      Income Ratio*        Ratio**               Return***
                                                     ------------------ ---------------- -------------------- --------------------
Investments in the Scudder Variable Series I
   Sub-Accounts:
       Balanced
           2002                                     $ 7.42 -  $ 16.57     2.87 %         1.25 % -   1.80 %     -16.59 %  -  -16.13 %
           2001                                       8.90 -    19.79     2.51           1.25   -   1.80        -7.75    -   -7.23
       Bond
           2002                                      11.65 -    14.60     5.64           1.25   -   1.80         5.74    -    6.32
           2001                                      11.02 -    13.75     3.09           1.25   -   1.80         3.85    -    4.42
       Global Discovery
           2002                                       5.31 -     9.72     0.00           1.25   -   1.80       -21.32    -  -20.88
           2001                                       6.75 -    12.29     0.00           1.25   -   1.80       -25.95    -  -25.54
       Growth and Income
           2002                                       6.31 -     7.09     1.03           1.25   -   1.80       -24.50    -   24.08
           2001                                       8.35 -     9.34     1.13           1.25   -   1.80       -12.89    -  -12.41
       International
           2002                                       4.74 -     6.74     0.70           1.25   -   1.80       -19.82    -  -19.38
           2001                                       5.91 -     8.36     0.47           1.25   -   1.80       -32.10    -  -31.72

Investments in the STI Classic Variable Trust
   Sub-Accounts:
       STI Capital Appreciation
           2002                                       6.87 -     7.40     0.00           1.25   -   1.80       -23.28    -  -22.86
           2001                                       8.95 -     9.59     0.01           1.25   -   1.80        -7.04    -   -6.53
       STI International Equity
           2002                                       6.00 -     6.57     0.00           1.25   -   1.80       -20.04    -  -19.60
           2001                                       7.50 -     8.18     0.00           1.25   -   1.80       -18.89    -  -18.44
       STI Value Income Stock
           2002                                       7.43 -     9.31     1.07           1.25   -   1.80       -18.47    -  -18.02
           2001                                       9.10 -    11.39     2.31           1.25   -   1.80        -2.91    -   -2.37

Investments in the Strong Opportunity Fund II, Inc.
    Sub-Account:
       Opportunity Fund II
           2002                                       6.90 -    10.54     0.48           1.25   -   1.80       -28.13    -  -27.73
           2001                                       9.60 -    14.59     0.49           1.25   -   1.80        -5.43    -   -4.91
Investments in the Strong Variable Insurance Funds,
    Inc. Sub-Accounts:
       Discovery Fund II
           2002 (c)                                    N/A -      N/A     0.00           1.25   -   1.80          N/A    -     N/A
           2001                                       9.46 -    12.14     1.11           1.25   -   1.80         2.21    -    2.78
       Mid Cap Growth Fund II
           2002                                       3.36 -     7.59     0.00           1.25   -   1.80       -38.66    -  -38.32
           2001                                       5.47 -    12.31     0.00           1.25   -   1.80       -32.02    -  -31.64




(c)  For the Period Beginning January 1, 2002 and Ending May 16, 2002

--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                           At December 31,           For the year ended December 31,
                                                       ------------------- --------------------------------------------------------

                                                            Accumulation     Investment       Expense                Total
                                                             Unit Value     Income Ratio*     Ratio**              Return***
                                                       ------------------- -------------- ------------------ ----------------------
Investments in the T. Rowe Price Equity Series, Inc.
    Sub-Accounts:
       T. Rowe Price Equity Income
           2002                                         $ 9.79 -  $ 10.60      1.93 %     1.25 % -  1.80 %     -14.67 %  -  -14.20 %
           2001                                          11.48 -    12.36      1.64       1.25   -  1.80        -0.36    -    0.20
       T. Rowe Price Mid-Cap Growth
           2002                                           7.57 -    11.35      0.00       1.25   -  1.80       -22.66    -  -22.23
           2001                                           9.79 -    14.59      0.00       1.25   -  1.80        -2.70    -   -2.16
       T. Rowe Price New America Growth
           2002                                           5.49 -     6.81      0.00       1.25   -  1.80       -29.59    -  -29.20
           2001                                           7.80 -     9.62      0.00       1.25   -  1.80       -13.43    -  -12.95

Investments in the T. Rowe Price International Series,
    Inc. Sub-Account:
       T. Rowe Price International Stock
           2002                                           5.24 -     7.14      0.72       1.25   -  1.80       -19.75    -  -19.31
           2001                                           6.53 -     8.85      2.60       1.25   -  1.80       -23.61    -  -23.19

Investments in The Universal Institutional Funds, Inc.
    Sub-Accounts:
       Van Kampen UIF High Yield (d)
           2002                                           7.82 -     8.68     12.05       1.35   -  2.05        -8.94    -   -8.52
           2001                                           8.57 -     9.49     14.19       1.40   -  1.90        -5.81    -   -0.42
       Van Kampen UIF Mid Cap Growth (e)
           2002                                           5.93 -     5.97      0.00       1.40   -  1.60       -32.25    -  -32.12
           2001                                           8.75 -     8.79      0.00       1.40   -  1.60       -31.30    -  -30.44
       Van Kampen UIF Mid Cap Value (f)
           2002                                           8.87 -     8.92      0.00       1.40   -  1.60       -29.17    -  -29.02
           2001                                          12.52 -    12.57      0.00       1.40   -  1.60        -4.70    -   -4.50

Investments in the Van Kampen Life Investment Trust
    (Class II) Sub-Account:
       LIT Growth and Income (Class II)
           2002                                           8.04 -     8.16      0.20       1.25   -  1.95       -16.28    -  -15.89
           2001 (g)                                       9.61 -     9.64      0.00       1.40   -  1.90        -3.68    -   -3.60



(d)  Previously known as High Yield

(e)  Previously known as Mid Cap Growth

(f)  Previously known as Mid Cap Value

(g)  For the Period Beginning August 1, 2001 and Ended December 31, 2001

                                     PART C

                                OTHER INFORMATION

                   ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are included in Part A of the Registration
Statement:

None

The following financial statements are included in Part B of the Registration
Statement:

The consolidated financial statements (prepared on the GAAP basis of accounting) for Lincoln Benefit Life Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

The financial statements (prepared on the GAAP basis of accounting) of the Separate Account as of December 31, 2002 and for the years ended December 31, 2002 and 2001.

The following financial statements are included in Part C of the Registration
Statement:

None

(b)  Exhibits
(1)  Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing the establishment of the Lincoln Benefit Life Variable Annuity Account..........................(2)

(2)     Custody Agreements ......................................................................(not applicable)

(3)     (a) Form of Principal Underwriting Agreement.............................................(3)

        (b)  Form of Selling Agreement............................................................(4)

(4)     (a) Consultant Solutions  Classic Variable Annuity Contract..............................(11)

        (b) Consultant Solutions Elite Variable Annuity Contract.................................(11)

        (c) Consultant Solutions Plus Variable Annuity Contract..................................(11)

        (d)      Consultant Solutions Select Variable Annuity Contract...................................(11)

        (e)      Accumulation Benefit Rider..............................................................(11)

        (f) MAV Rider (11)

        (g)      Annual Increase Rider...................................................................(11)

        (h)      Enhanced Earnings Rider.................................................................(11)

        (i)      Income Protection Rider.................................................................(11)

        (j)      Annuity Loan Rider......................................................................(11)

        (k)      Grantor Trust Rider.....................................................................(11)

        (l)      Charitable Remainder Trust Rider........................................................(11)

        (m) Unisex Rider (11)

        (n)      Waiver of Charges Rider.................................................................(11)

        (o)      Joint Annuitants Rider..................................................................(11)

(5)     Application for Contract.................................................................(11)

(6) Depositor--Corporate Documents

        (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended................(1)

        (b) By-Laws of Lincoln Benefit Life Company..............................................(1)

(7)     Reinsurance Contract.....................................................................(2)

(8) Participation Agreements:

        (a)Form of Participation Agreement among Lincoln Benefit Life Company,
           The Universal Institutional Funds, Inc. and Miller Anderson & Sherrerd, LLP...........(5)

        (b) Form of Participation Agreement among PIMCO Variable Insurance Trust,
            Lincoln Benefit Life Company and PIMCO Funds Distributor LLC.........................(5)

        (c) Form of Participation Agreement between Salomon Brothers Variable
            Series Funds Inc., and Salomon Brothers Asset Management Inc.........................(5)

        (d) Form of Participation Agreement between Lincoln Benefit Life Company and LSA Variable Series Trust........................................................(6)

        (e) (1) Form of Participation Agreement between Lincoln Benefit Life Company and OCC Accumulation Trust.......................................................(5)

        (e) (2) Amendment to Participation Agreement Among OCC Accumulation
                Trust, OCC Distributors, and Lincoln Benefit Life Company........................(7)

        (f) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company.....................................................(1)

        (g) Participation Agreement among Lincoln Benefit Life Company,
            Variable Insurance Products Fund and Fidelity Distributors Corporation...............(1)

        (h) Participation Agreement among Lincoln Benefit Life Company,
            Variable Insurance Products Fund II and Fidelity Distributors Corporation............(1)

        (i) Form of Participation Agreement among MFS Variable Insurance Trust,
            Lincoln Benefit Life Company, and Massachusetts Financial Services
               Company....................................................................................(1)

        (j)  Participation Agreement among the Alger American Fund, Lincoln
             Benefit Life Company and Fred Alger and Company,
             Incorporated........................................(1)

        (k)  Form of Participation Agreement among Lincoln Benefit Life Company,
             T. Rowe Price Equity Series, Inc., T. Rowe Price International
             Series, Inc., and T. Rowe Price Investment Services,
             Inc............................................................................(1)

        (l)  Form of Participation Agreement among Rydex Variable Trust, Padco
             Financial Services, and Lincoln Benefit Life
             Company...................................................(7)

        (m)  Fund Participation Agreement between Lincoln Benefit Life Company,
             Scudder Variable Insurance Trust, and Deutsche Asset Management,
             Inc.............................(9)

        (n) Form of Participation Agreement among AIM Variable Insurance Funds, Inc.,
            AIM Distributors, Inc., and Lincoln Benefit Life Company ............................(8)

        (o) Form of Participation Agreement among Van Kampen Investment Trust,
            Van Kampen Funds, Inc., Van Kampen Asset Management, Inc.,
            and Lincoln Benefit Life Company ....................................................(8)

        (p) Form of Participation Agreement (Service Shares) among Janus Aspen Series and Lincoln Benefit Life Company ....................................................(8)

        (q) Form of Participation Agreement among Panorama Series Fund, Inc.,
            OppenheimerFunds, Inc., and Lincoln Benefit Life Company ............................(8)

        (r) Form of Participation Agreement among Oppenheimer Variable
            Account Funds, OppenheimerFunds, Inc., and Lincoln Benefit Life Company .............(8)


        (s) Form of Participation Agreement among Putnam Variable Trust,
            Putnam Retail Management, Inc., and Lincoln Benefit Life Company ....................(8)

        (t) Form of Participation Agreement among Van Eck Worldwide Insurance
            Trust, Van Eck Securities Corporation, Van Eck Associates
            Corporation, and Lincoln Benefit Life Company
            ..............................................................(11)

(9)         Opinion and Consent of
            Counsel.......................................(filed herewith)

(10)    (a) Independent Auditors' Consent...................................(filed herewith)

        (b) Consent of
            Attorneys.................................................(filed herewith)

(11)    Financial Statements Omitted from Item 23 ...............................................(not applicable)

(12)    Initial Capitalization Agreement ........................................................(not applicable)

(13)    Performance Computations
        ..............................................................................(filed herewith)

(27)    Financial Data Schedules.................................................................(not applicable)

(99)    Powers of Attorney for Lawrence W. Dahl, Margaret G. Dyer, Marla G.
        Friedman, Douglas F. Gaer, John C. Lounds, J. Kevin McCarthy, Samuel H.
        Pilch, Steven E. Shebik, Casey J. Sylla, Michael J. Velotta, B. Eugene
        Wraith, James P. Zils...................(10)

     ------------------------

(1)  Registration  Statement on Form S-6 for Lincoln  Benefit Life Variable Life
     Account, File No. 333-47717, filed March 11, 1998

(2)  Registration  Statement  on Form  N-4 for  Lincoln  Benefit  Life  Variable
     Annuity Account, File No. 333-50545, 811-7924, filed April 21, 1998.

(3)  Post-Effective  Amendment No. 1 to  Registration  Statement on Form N-4 for
     Lincoln Benefit Life Variable Annuity Account, File No. 333-50545, 811-7924 filed January 28, 1999.

(4)  Post-Effective  Amendment No. 3 to  Registration  statement on Form N-4 for
     Lincoln Benefit Life Variable Annuity Account, File No. 333-50545, 811-7924 filed April 1, 1999.

(5)  Registration  Statement  on Form  N-4 for  Lincoln  Benefit  Life  Variable
     Annuity Account, File No. 333-82427, filed July 8, 1999.

(6)  Pre-effective Amendment No. 1 on Form N-4 for Lincoln Benefit Life Variable
     Annuity Account, File No. 333-82427, filed September 29, 1999.

(7)  Post-Effective  Amendment  No.  2 on Form  N-4  for  Lincoln  Benefit  Life
     Variable Annuity Account, File No. 333-82427, Filed January 17, 2001.

(8)  Post-Effective  Amendment  on Form N-4 for Lincoln  Benefit  Life  Variable
     Annuity Account, File No. 333-61146, Filed August 8, 2001.

(9)  Incorporated  by  reference  from  Registration  Statement  on Form N-6 for
     Lincoln Benefit Life Variable Life Account, File No. 333-100132,  811-7972,
     Filed September 27, 2002.

(10) Post-Effective  Amendment  on Form N-4 for Lincoln  Benefit  Life  Variable
     Annuity Account, File No. 333-61146, Filed April 14, 2003

(11) Registration  Statement  on Form  N-4 for  Lincoln  Benefit  Life  Variable
     Annuity Account, File No. 333-109688, 811-7924, Filed October 14, 2003

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The directors and principal officers of Lincoln Benefit Life Company are listed below. Their principal business address is 2940 South 84th Street, Lincoln, Nebraska 68506.



NAME                                POSITION/OFFICE WITH DEPOSITOR
--------------------------          ------------------------------------------------------
Lawrence W. Dahl                    Director, Executive Vice President
Margaret G. Dyer                    Director
Marla G. Friedman                   Director
Douglas F. Gaer                     Director, Executive Vice President
John C. Lounds                      Director
J. Kevin McCarthy                   Director
Steven E. Shebik                    Director, Senior Vice President and Chief Financial Officer
Casey J. Sylla                      Director, Chairman of the Board and Chief Executive Officer
Michael J. Velotta                  Director, Senior Vice President, General Counsel and Secretary
B. Eugene Wraith                    Director, President and Chief Operating Officer
Samuel H. Pilch                     Group Vice President and Controller
Joseph P. Rath                      Assistant Vice President, Assistant General Counsel and Assistant
                                    Secretary
Eric A. Simonson                    Senior Vice President and Chief Investment Officer
Dean M. Way                         Senior Vice President and Actuary
John E. Smith                       Vice President
James P. Zils                       Treasurer
Janet P. Anderbery                  Vice President
Bob W. Birman                       Vice President
Teresa N. Carnazzo                  Vice President
William F. Emmons                   Vice President, Assistant General Counsel & Assistant Secretary
Georgia Feiste                      Vice President
Thomas S. Holt                      Vice President
Sharyn L. Jenson                    Vice President
Heidi Kelle                         Vice President
Scott Lawson                        Vice President
Barb Raymond                        Vice President
Stanley G. Shelley                  Vice President
Robert L. Vance                     Vice President and Assistant Treasurer
Jeanette Wellsandt                  Vice President
Errol Cramer                        Appointed Actuary
Joanne M. Derrig                    Assistant Vice President and Chief Privacy Officer
Philip Emmanuele                    Assistant Vice President
Lisa J. Flanary                     Assistant Vice President
Karen C. Gardner                    Assistant Vice President
Emma M. Kalaidjian                  Assistant Secretary
Barry S. Paul                       Assistant Treasurer
Robert E. Transon                   Assistant Vice President
Timothy N. Vander Pas               Assistant Vice President


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

See Annual Report on Form 10-K of The Allstate Corporation, File No. 1-11840, filed March 26, 2003.

ITEM 27. NUMBER OF CONTRACT OWNERS

None

ITEM 28. INDEMNIFICATION

The Articles of Incorporation of Lincoln Benefit Life Company (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

The By-Laws of ALFS, Inc. (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the Distributor for any liability that the latter may incur to a Contract Owner or party-in-interest under a Contract, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Contract; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) ALFS, Inc. ("ALFS") serves as distributor for the Registrant. ALFS also serves as distributor for the Lincoln Benefit Life Variable Life Account, which is another separate account of Lincoln Benefit. The following are the directors and officers of ALFS. Their principal business address is 3100 Sanders Road, Northbrook, IL 60062.

         Name                               Position with Distributor
      ---------------------------           ------------------------------------------------
      John K. McCarthy                      Director, President, Chief Executive Officer
      Casey J. Sylla                        Director
      Michael J. Velotta                    Director and Secretary
      Marian Goll                           Vice President, Treasurer and Financial Operations
                                                  Principal
      Brent H. Hamann                       Vice President
      Joseph P. Rath                        Vice President, General Counsel and  Secretary
      Andrea J. Schur                       Vice President
      Joanne M. Derrig                      Assistant Vice President and Chief Privacy Officer
      Maribel V. Gerstner                   Assistant Vice President and Compliance Officer
      William F. Emmons                     Assistant Secretary
      Emma M. Kalaidjian                    Assistant Secretary
      Barry S. Paul                         Assistant Treasurer
      James P. Zils                         Assistant Treasurer
      John E. Smith                         Chief Operations Officer


(b) The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                        (2)
            (1)                  Net Underwriting                  (3)                        (4)
     Name of Principal             Discounts and              Compensation                 Brokerage                  (5)
        Underwriter                 Commission                on Redemption               Commission             Compensation
         ALFS, Inc                       0                          0                          0                       0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Lincoln Benefit Life Company, is located at 2940 South 84th Street, Lincoln, Nebraska 68506.

The Principal Underwriter, ALFS, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES
None.

ITEM 32. UNDERTAKINGS

Registrant undertakes (1) to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted; (2) to include either (A) as part of any application to purchase a Contract offered by the prospectus forming part of this Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, and (3) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS

Lincoln Benefit Life Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1.   Include  appropriate  disclosure  regarding  the  redemption   restrictions
     imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.   Include  appropriate  disclosure  regarding  the  redemption   restrictions
     imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
     Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SECTION 26(e) REPRESENTATIONS

    Lincoln Benefit Life Company further represents that fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Lincoln, and the State of Nebraska, on December 24, 2003.

                                LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT (Registrant)

                                By:         LINCOLN BENEFIT LIFE COMPANY
                                     ------------------------------------------
                                                    (DEPOSITOR)

                                By:             /s/ B. EUGENE WRAITH
                                     ------------------------------------------
                                                  B. Eugene Wraith
                      PRESIDENT AND CHIEF OPERATING OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities on December 24, 2003.


Name                                  Title                                                      Date
------------------------------        --------------------------                                 --------

/s/ B. Eugene Wraith                Director, President and Chief                                December 24, 2003
-------------------------------
(Principal Executive Officer)



/s/ Samuel H. Pilch                   Group Vice President                                       December 24, 2003
                                      and Controller
------------------------------
(Principal Accounting Officer)



/s/ James P. Zils                     Treasurer                                                  December 24, 2003
----------------------
(Principal Financial Officer)



/s/ Lawrence W. Dahl                  Director, Executive Vice President                         December 24, 2003
----------------------------



/s/ Margaret G. Dyer                  Director                                                   December 24, 2003
----------------------------



/s/ Marla G. Friedman                 Director                                                   December 24, 2003
----------------------------



/s/ Douglas F. Gaer                   Director, Executive Vice President                         December 24, 2003
----------------------------



/s/ John C. Lounds                    Director                                                   December 24, 2003
----------------------------



/s/ J. Kevin McCarthy                 Director                                                   December 24, 2003
----------------------------



/s/ Steven E. Shebik                  Director, Senior Vice President and                        December 24, 2003
----------------------------               Chief Financial Officer



/s/ Michael J. Velotta                Director, Senior Vice President,                           December 24, 2003
----------------------------               General Counsel and Secretary



/s/ Casey J. Sylla                    Director, Chairman of the Board and                        December 24, 2003
----------------------------               Chief Executive Officer

                                INDEX TO EXHIBITS
                                       FOR
                       REGISTRATION STATEMENT ON FORM N-4
                  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

EXHIBIT NO.                                            SEQUENTIAL PAGE NO.
-----------                                            -------------------
9              Opinion and Consent of Counsel
10(a)          Independent Auditors' consent
10(b)          Consent of Attorneys
13             Performance Computations